As filed with the U.S. Securities and Exchange Commission on September 8, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOVENTUS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3841	94-0980861
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4721 Emperor Boulevard, Suite 400

Durham, North Carolina 27703

(919) 474-6700

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kenneth M. Reali

Chief Executive Officer

Bioventus Inc.

4721 Emperor Boulevard, Suite 400

Durham, North Carolina 27703

(919) 474-6700

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Wesley Holmes Mark Bekheit Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Jonn R. Beeson, Esq. Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 553-7528

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A Common Stock, $0.001 par value per share	18,322,984	$25.95	$268,985,195.25	$29,346.28

(1)

The number of shares of class A common stock, par value $0.001 per share (“Bioventus class A common stock”), of the registrant, Bioventus Inc. (“Bioventus”), being registered is based upon the estimated maximum number of shares of Bioventus class A common stock issuable upon completion of the merger of Oyster Merger Sub I, Inc., a wholly owned subsidiary of Bioventus (“Merger Sub”), with and into Misonix, Inc. (“Misonix”), with Misonix as the surviving corporation, described in the joint proxy statement/prospectus contained herein, and is calculated by assuming that the stock election consideration is oversubscribed by holders of Misonix common stock, which results in proration of the stock election consideration based on the maximum cash amount.

(2)

Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and calculated in accordance with Rules 457(c), 457(f)(1) and 457(f)(3) promulgated thereunder. The proposed maximum aggregate offering price is solely for the purposes of calculating the registration fee and was calculated based upon the market value of shares of Misonix common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: (a) the product of (i) $25.95, the average of the high and low prices per share of Misonix common stock on September 7, 2021, as quoted on the Nasdaq Global Market, and (ii) 17,410,045, the estimated number of shares of Misonix common stock estimated to be outstanding immediately prior to the merger based on the number of shares presently outstanding, minus (b) $182,805,472.50, which is the estimated maximum amount of cash consideration to be delivered in the merger based on the number of shares of Misonix common stock presently outstanding.

(3)	Calculated pursuant to Section 6(b) of the Securities Act at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued or sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED [●], 2021

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Bioventus Stockholders and Misonix Stockholders:

On July 29, 2021, Bioventus Inc., which is referred to as “Bioventus,” Oyster Merger Sub I, Inc., a wholly owned subsidiary of Bioventus, which is referred to as “Merger Sub I,” Oyster Merger Sub II, LLC, a wholly owned subsidiary of Bioventus, which is referred to as “Merger Sub II,” and Misonix, Inc., which is referred to as “Misonix,” entered into an Agreement and Plan of Merger, as it may be amended from time to time, which is referred to as the “merger agreement,” that provides for the acquisition of Misonix by Bioventus. Upon the terms and subject to the conditions of the merger agreement, Bioventus will acquire Misonix through a merger of Merger Sub I with and into Misonix, with Misonix continuing as the surviving corporation, which is referred to as the “first merger,” followed by a merger of Misonix with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and a wholly owned subsidiary of Bioventus, which is referred to as the “second merger” and, together with the first merger is referred to as the “mergers.” The combined company created by the mergers will be named Bioventus Inc.

Upon the successful completion of the mergers, each issued and outstanding share of Misonix common stock (other than treasury shares of Misonix, shares held by a subsidiary of Misonix, Bioventus or Merger Sub I, and shares held by Misonix stockholders who have not voted in favor of the Misonix merger proposal and perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be converted into the right to receive either an amount in cash equal to $28.00 or 1.6839 validly issued, fully paid and non-assessable shares of Bioventus class A common stock, based on the election of the holder thereof and subject to automatic proration and adjustment in accordance with the terms of the merger agreement, as described below and in the accompanying joint proxy statement/prospectus. Bioventus stockholders will continue to own their existing shares of Bioventus common stock. The exchange ratio is fixed and will not be adjusted for changes in the market price of either Bioventus class A common stock or Misonix common stock between the date of signing of the merger agreement and the completion date of the first merger. As such, the market value of the merger consideration payable to Misonix stockholders will fluctuate with the market price of the Bioventus class A common stock and will not be known at the time that Misonix stockholders vote on the merger agreement. Upon completion of the mergers, former Misonix stockholders are expected to own approximately 25% of the outstanding shares of Bioventus common stock and Bioventus stockholders immediately prior to the mergers are expected to own approximately 75% of the outstanding shares of Bioventus common stock. Bioventus class A common stock is traded on the Nasdaq Global Select Market, which is referred to as “Nasdaq,” under the symbol “BVS.” Misonix common stock is traded on Nasdaq under the symbol “MSON.” We encourage you to obtain current quotes for both the Bioventus class A common stock and the Misonix common stock before voting at the special meetings of stockholders described below.

The aggregate amount of cash payable by Bioventus in the mergers will be equal to $10.50 multiplied by the number of outstanding shares of Misonix common stock at 5:00 p.m., New York City time, on the election deadline. If the aggregate amount of cash that holders of Misonix common stock elect to receive exceeds the available cash amount, the number of shares of Misonix common stock as to which the holder elected to receive cash consideration will be reduced on a pro rata basis and each such share will be paid $28.00 per share in cash, and the remainder of such shares of Misonix common stock as to which a cash election was made will be paid 1.6839 shares of Bioventus class A common stock. In such case, for each share of Misonix common stock as to which the holder elected to receive the stock consideration or made no election, the holder will receive 1.6839 shares of Bioventus common stock. If the aggregate amount of cash that holders of Misonix common stock elect to receive is less than the available cash amount, each share of Misonix common stock as to which the holder elected to receive cash consideration will receive $28.00 per share in cash. In such case, the remaining excess cash consideration will be first paid at a rate of $28.00 for each share of Misonix common stock as to which the holder made no election (with such cash being distributed on a pro rata basis based on the number of shares for which no election was made if the number of such shares multiplied by $28.00 is less than the remaining cash to be paid), and thereafter (to the extent any excess cash consideration remains) at a rate of $28.00 per share in cash to the shares of Misonix common stock as to which the holder elected to receive the stock consideration on a pro rata basis based on the amount of cash remaining to be paid, if any. The balance of the shares of Misonix common stock will receive 1.6839 shares of Bioventus class A common stock.

While the value of merger consideration to be received by a specific holder of Misonix common stock will depend on whether they elect to receive the cash consideration, elect to receive the stock consideration, or make no election, if all Misonix stockholders elect to receive the cash consideration (or if all Misonix stockholders elect to receive the stock consideration), each holder of Misonix common stock would receive, on an aggregate basis, $10.50 in cash and 1.0524 shares of Bioventus class A common stock for each share of Misonix common stock that they own. Based on the Bioventus class A common stock price of $ $16.63 per share, which is the average of the daily volume weighted average price per share for the seven consecutive trading day period up to and including July 27, 2021, two trading days prior to the entry by Bioventus and Misonix into the merger agreement, the implied value of the merger consideration to Misonix stockholders (assuming all Misonix stockholders elect to receive the cash consideration or all Misonix stockholders elect to receive the stock consideration), was $28.00 per share of Misonix common stock. On September 1, 2021, the latest practicable trading day before the date of the filing of this joint proxy statement/prospectus, the closing price of Bioventus class A common stock on the Nasdaq was $14.98 per share, resulting in the implied value of the merger consideration to Misonix stockholders (assuming all Misonix stockholders elect to receive the cash consideration or all Misonix stockholders elect to receive the stock consideration), was $26.27 per share of Misonix common stock. The value of the merger consideration to Misonix stockholders will continue to fluctuate with the value of Bioventus class A common stock until the completion of the mergers.

Bioventus and Misonix will each hold special meetings of their respective stockholders to vote on the proposals necessary to complete the mergers. Such special meetings are referred to as the “Bioventus special meeting” and the “Misonix special meeting,” respectively.

At the Bioventus special meeting, Bioventus stockholders will be asked to consider and vote on (i) a proposal to approve the issuance of shares of Bioventus class A common stock to Misonix stockholders in connection with the first merger, which proposal is referred to as the “Bioventus share issuance proposal,” and (ii) a proposal to adjourn the Bioventus special meeting to solicit additional proxies if there are insufficient votes to approve the Bioventus share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Bioventus stockholders. The Bioventus board unanimously recommends that Bioventus stockholders vote “FOR” each of the proposals to be considered at the Bioventus special meeting.

At the Misonix special meeting, Misonix stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement, which proposal is referred to as the “Misonix merger proposal,” (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Misonix named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement and (iii) a proposal to adjourn the Misonix special meeting to solicit additional proxies, if necessary or appropriate, if there are insufficient votes to approve the Misonix merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Misonix stockholders. The Misonix board unanimously recommends that Misonix stockholders vote “FOR” each of the proposals to be considered at the Misonix special meeting.

We cannot complete the mergers unless the Bioventus share issuance proposal is approved by Bioventus stockholders and the Misonix merger proposal is approved by Misonix stockholders. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend your company’s respective special meeting, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares at the applicable special meeting.

The accompanying joint proxy statement/prospectus provides you with important information about the special meetings, the mergers and each of the proposals. We encourage you to read the entire document carefully, in particular the information under “Risk Factors” beginning on page [38] for a discussion of risks relevant to the mergers.

We look forward to the successful completion of the mergers.

Sincerely,

Ken Reali Chief Executive Officer Biovenuts Inc.	Stavros Vizirgianakis Chief Executive Officer Misonix, Inc.

* * * * *

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers, the adoption of the merger agreement, the Bioventus class A common stock to be issued in the first merger or any of the other transactions described in the accompanying joint proxy statement/prospectus or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated as of, and is first being mailed to Bioventus and Misonix stockholders on or about, [●], 2021.

4721 Emperor Boulevard, Suite 400

Durham, North Carolina 27703

(919) 474-6700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2021

To the Stockholders of Bioventus Inc.:

Notice is hereby given that Bioventus Inc., which is referred to as “Bioventus,” will hold a special meeting of its stockholders, which is referred to as the “Bioventus special meeting,” virtually via live webcast on [●], 2021, beginning at [●], Eastern Time.

In light of ongoing developments related to the COVID-19 pandemic, the Bioventus special meeting will be held solely in a virtual meeting format via live webcast. You will be able to virtually attend and vote at the Bioventus special meeting by visiting www.virtualshareholdermeeting.com/BVS2021, which is referred to as the “Bioventus special meeting website.”

The Bioventus special meeting will be held for the purpose of Bioventus stockholders considering and voting on the following proposals:

1.

to approve the issuance of shares of Bioventus class A common stock to the stockholders of Misonix, Inc., which is referred to as “Misonix,” in connection with the merger contemplated by the Agreement and Plan of Merger, dated July 29, 2021, as it may be amended from time to time, which is referred to as the “merger agreement,” by and among Bioventus, Oyster Merger Sub I, Inc., a wholly owned subsidiary of Bioventus, Oyster Merger Sub II, LLC, a wholly owned subsidiary of Bioventus and Misonix, which issuance is referred to as the “share issuance” and which proposal is referred to as the “Bioventus share issuance proposal”; and

2.

to approve the adjournment of the Bioventus special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Bioventus special meeting to approve the Bioventus share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Bioventus stockholders, which proposal is referred to as the “Bioventus adjournment proposal.”

Bioventus will transact no other business at the Bioventus special meeting except such business as may properly be brought before the Bioventus special meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the merger agreement attached as Annex A thereto, contains further information relating to these matters.

Only holders of record of Bioventus common stock at the close of business on [●], 2021, the record date for voting at the Bioventus special meeting, which is referred to as the “Bioventus record date,” are entitled to notice of and to vote at the Bioventus special meeting and any adjournments or postponements thereof.

The Bioventus board has unanimously determined that the terms of the merger agreement and the merger are fair to and in the best interests of Bioventus and its stockholders, and has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the share issuance. Accordingly, the Bioventus board unanimously recommends that Bioventus stockholders vote:

•	“FOR” the Bioventus share issuance proposal; and

•	“FOR” the Bioventus adjournment proposal.

Your vote is very important, regardless of the number of shares of Bioventus common stock you own. The parties cannot complete the merger unless the Bioventus share issuance proposal is approved by Bioventus stockholders. Assuming a quorum is present at the Bioventus special meeting, approval of the Bioventus share issuance proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast on the Bioventus share issuance proposal.

Your vote is important. Whether or not you plan to virtually attend the Bioventus special meeting, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares of Bioventus common stock at the Bioventus special meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of Bioventus stockholders entitled to vote at the Bioventus special meeting will be available at Bioventus’ headquarters during regular business hours for examination by any Bioventus stockholder for any purpose germane to the Bioventus special meeting for a period of at least ten days prior to the Bioventus special meeting. If you would like to examine the list of Bioventus stockholders of record, please contact Bioventus’ Corporate Secretary at tony.dadamio@bioventus.com.com to schedule an appointment or request access. If Bioventus’ headquarters are closed for health and safety reasons related to the COVID-19 pandemic during such period, the list of stockholders will be made available for examination electronically upon request to Bioventus’ Corporate Secretary, subject to satisfactory verification of stockholder status. The list of Bioventus stockholders entitled to vote at the Bioventus special meeting will also be available for examination by any Bioventus stockholder during the Bioventus special meeting via the Bioventus special meeting website.

If you have any questions about the transactions, please contact Bioventus at (919) 474-6700 or write to Bioventus Inc., Attn: Corporate Secretary, at tony.dadamio@bioventus.com.com.

By Order of the Board of Directors,

William A. Hawkins III

Chairperson

Bioventus Inc.

Durham, North Carolina

Dated: [●], 2021

1938 New Highway

Farmingdale, New York 11735

(631) 694-9555

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2021

To the Stockholders of Misonix, Inc.:

Notice is hereby given that Misonix, Inc., which is referred to as “Misonix,” will hold a special meeting of its stockholders, which is referred to as the “Misonix special meeting,” at Misonix’s corporate offices, located at 1938 New Highway, Farmingdale, NY 11735 on [●], 2021, beginning at [●], Eastern Time.

As part of Misonix’s precautions regarding the novel coronavirus or COVID-19, Misonix is planning for the possibility that the meeting may be held solely by means of remote communications. If Misonix takes this step, Misonix will announce the decision to do so in advance, and details on how to participate, including details on how to inspect a list of stockholders of record, will be posted on our website at www.misonix.com and filed with the SEC as proxy material.

The Misonix special meeting will be held for the purpose of Misonix stockholders considering and voting on the following proposals:

1.

to adopt the Agreement and Plan of Merger, dated July 29, 2021, as it may be amended from time to time, which is referred to as the “merger agreement,” by and among Bioventus Inc. (which is referred to as “Bioventus”), Oyster Merger Sub I, Inc., a wholly owned subsidiary of Bioventus, Oyster Merger Sub II, LLC, a wholly owned subsidiary of Bioventus, and Misonix, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus and which proposal is referred to as the “Misonix merger proposal”;

2.

to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Misonix named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement, which proposal is referred to as the “Misonix compensation proposal”; and

3.

to approve the adjournment of the Misonix special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Misonix special meeting to approve the Misonix merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Misonix stockholders, which proposal is referred to as the “Misonix adjournment proposal.”

Misonix will transact no other business at the Misonix special meeting except such business as may properly be brought before the Misonix special meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the merger agreement attached as Annex A thereto, contains further information relating to these matters.

Only holders of record of Misonix common stock at the close of business on [●], 2021, the record date for voting at the Misonix special meeting, which is referred to as the “Misonix record date,” are entitled to notice of and to vote at the Misonix special meeting and any adjournments or postponements thereof.

The Misonix board has unanimously determined that the terms of the merger agreement and the merger are fair to and in the best interests of Misonix and its stockholders, and has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers. Accordingly, the Misonix board unanimously recommends that Misonix stockholders vote:

•	“FOR” the Misonix merger proposal;

•	“FOR” the Misonix compensation proposal; and

•	“FOR” the Misonix adjournment proposal.

Your vote is very important, regardless of the number of shares of Misonix common stock you own. The parties cannot complete the merger unless the Misonix merger proposal is approved by Misonix stockholders. Assuming a quorum is present at the Misonix special meeting, approval of the Misonix merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Misonix common stock.

Your vote is important. Whether or not you plan to attend the Misonix special meeting, please vote your shares of Misonix common stock either electronically over the Internet, by telephone, or by completing and returning the accompanying proxy card. Voting instructions are provided in the accompanying joint proxy statement/prospectus and in the Notice of Internet Availability of Proxy Materials. By submitting your proxy promptly, you will save us the expense of further proxy solicitation. We encourage you to submit your proxy as soon as possible by Internet, by telephone or by signing, dating and returning the accompanying proxy cards provided.

If you have any questions about the transactions, please contact Misonix at misonixproxy@misonix.com or write to Misonix, Inc., Attn: Secretary, at our principal executive offices at 1938 New Highway, Farmingdale, New York 11735.

If you have any questions about how to vote or direct a vote in respect of your shares of Misonix common stock, please contact, MacKenzie Partners, Inc., Misonix’s proxy solicitor, by telephone toll-free at 1-800-322-2885, Monday through Friday (except bank holidays), between 8:00 a.m. and 8:00 p.m., Eastern time, or by email at proxy@mackenziepartners.com.

By Order of the Board of Directors,

Joseph P. Dwyer

Secretary

Misonix, Inc.

Farmingdale, New York

Dated: [●], 2021

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Bioventus and Misonix from other documents that Bioventus and Misonix have filed with the SEC and that are not contained in and are instead incorporated by reference in this joint proxy statement/prospectus. For a list of documents incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov.

You may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference in this joint proxy statement/prospectus or other information filed with the SEC by Bioventus or Misonix, without charge, by written or telephonic request directed to the appropriate company at the following contacts:

For Bioventus stockholders:	For Misonix stockholders:

Bioventus Inc. Attention: Corporate Secretary tony.dadamio@bioventus.com (919) 474-6700	Misonix, Inc. Attention: Secretary misonixproxy@misonix.com (631) 694-9555

In order for you to receive timely delivery of the documents in advance of the special meeting of Bioventus stockholders to be held on [●], 2021, which is referred to as the “Bioventus special meeting,” or the special meeting of Misonix stockholders to be held on [●], 2021, which is referred to as the “Misonix special meeting,” as applicable, you must request the information no later than [●], 2021.

If you have any questions about the Misonix special meeting, or need to obtain proxy cards or other information, please contact MacKenzie Partners, Inc., Misonix’s proxy solicitor, by telephone toll-free at 1-800-322-2885, or for banks and brokers, collect at (212) 929-5500, Monday through Friday (except bank holidays), between 8:00 a.m. and 8:00 p.m., Eastern time, or by email at proxy@mackenziepartners.com.

The contents of the websites of the SEC, Bioventus, Misonix or any other entity are not incorporated in this joint proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference in this joint proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Bioventus, constitutes a prospectus of Bioventus under Section 5 of the Securities Act with respect to the shares of Bioventus class A common stock to be issued to Misonix stockholders pursuant to the Agreement and Plan of Merger, dated July 29, 2021, as it may be amended from time to time, by and among Bioventus, Merger Sub I, Merger Sub II and Misonix, which is referred to as the “merger agreement.” This document also constitutes a proxy statement of each of Bioventus and Misonix under Section 14(a) of the Exchange Act. This joint proxy statement/prospectus also constitutes a notice of meeting with respect to each of the Bioventus and Misonix special meetings.

Bioventus has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Bioventus, Merger Sub I and Merger Sub II, and Misonix has supplied all such information relating to Misonix. Bioventus and Misonix have both contributed to such information relating to the mergers.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. Bioventus and Misonix have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●], 2021, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Bioventus or Misonix stockholders nor the issuance by Bioventus of shares of Bioventus class A common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise indicated or the context otherwise requires, when used in this joint proxy statement/prospectus:

•	“Bioventus” refers to Bioventus Inc., a Delaware corporation;

•

“Bioventus adjournment proposal” refers to the proposal to approve the adjournment of the Bioventus special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Bioventus special meeting to approve the Bioventus share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Bioventus stockholders;

•	“Bioventus board” refers to the board of directors of Bioventus;

•	“Bioventus class A common stock” refers to the Class A common stock, par value $0.001 per share, of Bioventus;

•	“Bioventus class B common stock” refers to the Class B common stock, par value $0.001 per share, of Bioventus;

•	“Bioventus common stock” refers Bioventus class A common stock and the Bioventus Class B common stock;

•	“Bioventus LLC agreement” refers to the Second Amended and Restated Limited Liability Company Agreement of Bioventus LLC dated as of February 16, 2021;

•	“Bioventus record date” refers to [●], 2021;

•	“Bioventus share issuance proposal” refers to the proposal to approve the issuance of shares of Bioventus common stock to Misonix stockholders in connection with the mergers;

•	“Bioventus special meeting” refers to the special meeting of Bioventus stockholders to consider and vote upon the Bioventus share issuance proposal and the Bioventus adjournment proposal;

•	“BV LLC” refers to Bioventus LLC, a subsidiary of Bioventus Inc.;

•

“cash election consideration” refers to an amount of cash equal to $28.00, without interest, which reflects the amount of cash that Misonix stockholders will be entitled to receive in the first merger for each share of Misonix common stock held immediately prior to the effective time, if such stockholder elects the cash election consideration and subject to proration under the terms of the merger agreement;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“combined company” refers to Bioventus immediately following the completion of the merger and the other transactions contemplated by the merger agreement;

•	“DGCL” refers to the General Corporation Law of the State of Delaware;

•	“DLLCA” refers to the Limited Liability Company Act of the State of Delaware;

•

“effective time” refers to the date and time when the first merger becomes effective under the DGCL, which will be the date and time at which the certificate of merger with respect to the first merger is filed with the Secretary of State of the State of Delaware, or such later date and time as may be mutually agreed to in writing by Bioventus and Misonix and specified in such certificate of merger;

•

“end date” refers to January 31, 2022, the date on which, subject to certain limitations in the merger agreement, the merger agreement may be terminated and the merger abandoned by either Bioventus or Misonix (which date will be automatically extended in certain circumstances related to the receipt of required regulatory approvals or the absence of restraints under certain competition laws to March 31, 2022, pursuant to the terms of the merger agreement);

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“first merger” refers to the merger of Merger Sub I with and into Misonix;

•	“former LLC owners” refers to certain members of BV LLC;

•	“GAAP” refers to U.S. generally accepted accounting principles;

•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“J.P Morgan” refers to J.P. Morgan Securities LLC, financial advisor to Misonix in connection with the proposed mergers;

•	“LLC interests” refers to single class of common membership interests in BV LLC;

•	“mergers” refers to the first merger and the second merger;

•	“merger agreement” refers to the Agreement and Plan of Merger, dated July 29, 2021, as it may be amended from time to time, by and among Bioventus, Merger Sub I, Merger Sub II and Misonix;

•	“merger consideration” refers to the aggregate cash election consideration and stock election consideration;

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“Merger Sub I” refers to Oyster Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Bioventus, formed for the purpose of effecting the first merger as described in this joint proxy statement/prospectus;

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“Merger Sub II” refers to Oyster Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Bioventus, formed for the purpose of effecting the second merger as described in this joint proxy statement/prospectus;

•	“Misonix” refers to Misonix, Inc., a Delaware corporation;

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“Misonix adjournment proposal” refers to the proposal to approve the adjournment of the Misonix special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Misonix special meeting to approve the Misonix merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Misonix stockholders;

•	“Misonix board” refers to the board of directors of Misonix;

•	“Misonix common stock” refers to the common stock, par value $0.0001 per share, of Misonix;

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“Misonix compensation proposal” refers to the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Misonix named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement;

•	“Misonix merger proposal” refers to the proposal to adopt the merger agreement;

•	“Misonix record date” refers to [●], 2021;

•	“Misonix special meeting” refers to the special meeting of Misonix stockholders to consider and vote upon the Misonix merger proposal and related matters;

•	“Nasdaq” refers to the Nasdaq Global Select Market;

•	“original LLC owners” refers to the holders of BV LLC membership interests prior to the execution of the Bioventus LLC agreement;

•	“Perella Weinberg” refers to Perella Weinberg Partners L.P., financial advisor to Bioventus in connection with the proposed mergers;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•

“second effective time” refers to the date and time when the second merger becomes effective under the DGCL, which will be the date and time at which the certificate of merger with respect to the second merger is filed with the Secretary of State of the State of Delaware, or such later date and time as may be mutually agreed to in writing by Bioventus and Misonix and specified in such certificate of merger;

•	“second merger” refers to the merger of Misonix with and into Merger Sub II;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“share issuance” refers to the issuance of shares of Bioventus class A common stock to Misonix stockholders in connection with the merger;

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“stock election consideration” refers to 1.6839 validly issued, fully paid and non-assessable shares of Bioventus class A common stock, which figure reflects the number of shares of Bioventus class A common stock that Misonix stockholders will be entitled to receive in the first merger for each share of Misonix common stock held immediately prior to the effective time if such stockholder elects the stock election consideration;

•	“stockholders agreement” refers to Stockholders Agreement, dated February 16, 2021, by and among Bioventus Inc., Bioventus LLC and the principal stockholders named therein;

•	“TRA” refers to the Tax Receivable Agreement, dated as of February 16, 2021, by and among Bioventus Inc., Bioventus LLC and the continuing LLC owner; and

•	“transaction” refers to the transactions contemplated by the merger agreement including the mergers.

QUESTIONS AND ANSWERS

The following are brief answers to certain questions that you, as a Bioventus stockholder or Misonix stockholder, may have regarding the mergers and the other matters being considered at the Bioventus and Misonix special meetings, as applicable. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See “Summary” for a summary of important information regarding the merger agreement, the mergers and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”

Why am I receiving this joint proxy statement/prospectus?

You are receiving this joint proxy statement/prospectus because Misonix has agreed to be acquired by Bioventus through a merger of Merger Sub I with and into Misonix with Misonix continuing as the surviving corporation, and immediately following, a merger of Misonix with and into Merger Sub II, with Merger Sub II continuing as the surviving entity in the merger and a wholly owned subsidiary of Bioventus. The merger agreement, which governs the terms and conditions of the mergers, is attached as Annex A hereto.

Your vote is required in connection with the mergers. Bioventus and Misonix are sending these materials to their respective stockholders to help them decide how to vote their shares at the Bioventus special meeting and Misonix special meeting.

What matters am I being asked to vote on?

In order to complete the mergers, among other things:

•	Bioventus stockholders must approve the Bioventus share issuance proposal; and

•	Misonix stockholders must approve the Misonix merger proposal.

Bioventus: Bioventus is holding the Bioventus special meeting to obtain approval of the Bioventus share issuance proposal and the Bioventus adjournment proposal.

Misonix: Misonix is holding the Misonix special meeting to obtain approval of the Misonix merger proposal. At the Misonix special meeting, Misonix stockholders will also be asked to consider and vote on the Misonix compensation proposal and the Misonix adjournment proposal.

Your vote is very important, regardless of the number of shares that you own. The approval of the Bioventus share issuance proposal and the Misonix merger proposal are conditions to the obligations of Bioventus and Misonix to complete the mergers. The approval of the Bioventus adjournment proposal, the Misonix compensation proposal and the Misonix adjournment proposal are not conditions to the obligations of Bioventus or Misonix to complete the mergers.

When and where will each of the special meetings take place?

Bioventus: The Bioventus special meeting will be held solely virtually via live webcast on [●], 2021, beginning at [●], Eastern Time. Bioventus stockholders will be able to virtually attend and vote at the Bioventus special meeting by visiting www.virtualshareholdermeeting.com/BVS2021, which is referred to as the “Bioventus special meeting website.” In order to virtually attend and vote at the Bioventus special meeting, you will need the 16-digit control number located on your proxy card. Bioventus has retained Broadridge Financial Solutions, which is referred to as “Broadridge,” to host the live webcast of the Bioventus special meeting. Thirty minutes prior to the Bioventus special meeting, Broadridge may be contacted at (855) 499-0991 (U.S. toll-free) or (720) 378-5962 (international toll), and will be available to answer any questions regarding how to virtually attend the Bioventus special meeting or if you encounter any technical difficulty accessing or during the Bioventus special meeting. Technical support phone numbers will also be available via the virtual meeting url 30 minutes prior to the start of the meeting. See “The Bioventus Special Meeting—Virtually Attending the Bioventus Special Meeting.”

Misonix: The Misonix special meeting will be held at Misonix’s corporate offices, located at 1938 New Highway, Farmingdale, NY 11735 on [●], 2021, beginning at [●], Eastern Time. As part of Misonix’s precautions regarding the novel coronavirus or COVID-19, Misonix is planning for the possibility that the meeting may be held solely by means of remote communications. If Misonix takes this step, Misonix will announce the decision to do so in advance, and details on how to participate, including details on how to inspect a list of stockholders of record, will be posted on our website at www.misonix.com and filed with the SEC as proxy material.

Even if you plan to attend your respective company’s special meeting, Bioventus and Misonix recommend that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.

If you hold your shares in “street name,” you may attend and vote at your respective company’s special meeting only if you obtain a specific control number from your bank, broker or other nominee giving you the right to vote such shares.

Does my vote matter?

Yes, your vote is very important, regardless of the number of shares that you own. The mergers cannot be completed unless the Bioventus share issuance proposal is approved by Bioventus stockholders and the Misonix merger proposal is approved by Misonix stockholders.

Bioventus

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Bioventus Share Issuance Proposal. Assuming a quorum is present at the Bioventus special meeting, approval of the Bioventus share issuance proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast on the Bioventus share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a Bioventus stockholder who holds shares of Bioventus common stock in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus share issuance proposal. An abstention, or other failure of any shares of Bioventus common stock virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus share issuance proposal to vote on the Bioventus share issuance proposal, will have the same effect as a vote “AGAINST” the Bioventus share issuance proposal. However, assuming a quorum is present at the Bioventus special meeting, if a Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus share issuance proposal, voting power will deemed to be withheld with respect to the Bioventus share issuance proposal and such failure to provide voting instructions will have no effect on the Bioventus share issuance proposal.

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Bioventus Adjournment Proposal. Whether or not a quorum is present at the Bioventus special meeting, approval of the Bioventus adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast on the Bioventus adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the

Bioventus adjournment proposal. An abstention or other failure of any shares of Bioventus common stock virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus adjournment proposal to vote on the Bioventus adjournment proposal, will have the same effect as a vote “AGAINST” the Bioventus adjournment proposal. However, if a Bioventus stockholder who holds shares of Bioventus common stock in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus adjournment proposal, voting power will deemed to be withheld with respect to the Bioventus adjournment proposal and such failure to provide voting instructions will have no effect on the Bioventus adjournment proposal.

Misonix

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Misonix merger proposal. Assuming a quorum is present at the Misonix special meeting, approval of the Misonix merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Misonix common stock. For the Misonix compensation proposal, a Misonix stockholder may indicate “FOR,” “AGAINST” or “ABSTAIN” on the proxy card. Brokerage firms and nominees will not have the authority to vote their customers’ unvoted shares on the Misonix merger proposal or to vote their customers’ shares if the customers have not furnished voting instructions within a specified period of time prior to the Misonix special meeting. Any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares of Misonix common stock in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) and any abstention, or other failure of any shares of Misonix common stock present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix merger proposal to vote on the Misonix merger proposal, will each have the same effect as a vote “AGAINST” the Misonix merger proposal.

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Misonix compensation proposal. Assuming a quorum is present at the Misonix special meeting, approval of the Misonix compensation proposal requires the affirmative vote of the holders of a majority of the votes cast on the Misonix compensation proposal by holders of Misonix common stock present or represented by proxy at the Misonix special meeting. For the Misonix compensation proposal, a Misonix stockholder may indicate “FOR,” “AGAINST” or “ABSTAIN” on the proxy card. For purposes of determining the number of votes cast with respect to the Misonix compensation proposal, only those votes cast “FOR” or “AGAINST” are included. Brokerage firms and nominees will not have the authority to vote their customers’ unvoted shares on the Misonix compensation proposal or to vote their customers’ shares if the customers have not furnished voting instructions within a specified period of time prior to the Misonix special meeting. Abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the meeting and therefore will have no effect on the outcome of the vote for the Misonix compensation proposal. Approval of the Misonix compensation proposal is not a condition to completion of the mergers, and the vote with respect to this proposal is advisory only and will not be binding on Misonix, the surviving corporation, the surviving company or Bioventus. If the mergers are completed, the transactions-related executive compensation may be paid to Misonix’s named executive officers to the extent payable in accordance with the terms of the compensation arrangements even if Misonix stockholders fail to approve, by non-binding, advisory vote, the Misonix compensation proposal.

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Misonix adjournment proposal. Whether or not a quorum is present at the Misonix special meeting, approval of the Misonix adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Misonix common stock present or represented by proxy at the Misonix special meeting. Accordingly, any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Misonix adjournment proposal. An abstention, or other failure of any shares of Misonix common stock present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix adjournment proposal to vote on the Misonix adjournment proposal, will have the same effect as a vote “AGAINST” the Misonix adjournment proposal. However, if a Misonix stockholder who holds shares of Misonix common stock in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Misonix adjournment proposal, voting power will deemed to be withheld with respect to the Misonix adjournment proposal and such failure to provide voting instructions will have no effect on the Misonix adjournment proposal.

What will Misonix stockholders receive for their shares of Misonix common stock if the mergers are completed?

If the mergers are completed, each issued and outstanding share of Misonix common stock (other than treasury shares of Misonix, shares held by a subsidiary of Misonix, Bioventus, Merger Sub I or Merger Sub II, and shares held by Misonix stockholders who have not voted in favor of the Misonix merger proposal and perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be converted into the right to receive either an amount in cash equal to $28.00 or 1.6839 validly issued, fully paid and non-assessable shares of Bioventus class A common stock, based on the election of the holder thereof and, in each case, subject to automatic proration and adjustment in accordance with the terms of the merger agreement, as described under “The Merger Agreement—The Mergers; Merger Consideration—Proration and Reallocation”

What is the value of the merger consideration payable to holders of Misonix common stock?

The exchange ratio of 1.6839 shares of Bioventus class A common stock is fixed and will not be adjusted for changes in the market price of either Bioventus class A common stock or Misonix common stock between the date of signing of the merger agreement and the completion date of the first merger. As such, the market value of the merger consideration payable to Misonix stockholders will fluctuate with the market price of the Bioventus class A common stock and will not be known at the time that Misonix stockholders vote on the Misonix merger proposal. Upon completion of the mergers, former Misonix stockholders are expected to own approximately 25% of the outstanding shares of Bioventus common stock and Bioventus stockholders immediately prior to the mergers are expected to own approximately 75% of the outstanding shares of Bioventus common stock. Bioventus class A common stock is traded on the Nasdaq Global Select Market, which is referred to as “Nasdaq,” under the symbol “BVS.” Misonix common stock is traded on Nasdaq under the symbol “MSON.” We encourage you to obtain current quotes for both the Bioventus class A common stock and the Misonix common stock before voting at the Misonix special meeting.

While the value of merger consideration to be received by a specific holder of Misonix common stock will depend on whether they elect to receive the cash consideration, elect to receive the stock consideration, or make no election, if all Misonix stockholders elect to receive the cash consideration (or if all Misonix stockholders elect to receive the stock consideration), each holder of Misonix common stock would receive, on an aggregate basis, $10.50 in cash and 1.0524 shares of Bioventus class A common stock for each share of Misonix common stock that they own. Based on the Bioventus class A common stock price of $16.63 per share, which is the average of the daily volume weighted average price per share for the seven consecutive trading day period up to and including July 27, 2021, two trading days prior to the entry by Bioventus and Misonix into the merger agreement, the implied value of the merger consideration to Misonix stockholders (assuming all Misonix stockholders elect to receive the cash consideration or all Misonix stockholders elect to receive the stock consideration), was $28.00 per share of Misonix common stock.1 On September 1, 2021, the latest practicable trading day before the date of the filing of this joint proxy statement/prospectus, the closing price of Bioventus class A common stock on the Nasdaq was $14.98 per share, resulting in the implied value of the merger consideration to Misonix stockholders (assuming all Misonix stockholders elect to receive the cash consideration or all Misonix stockholders elect to receive the stock consideration), was $26.27 per share of Misonix common stock.

[1]	Note to PWP/JPM: Please provide price for disclosure.

How do I elect the type of merger consideration I prefer to receive?

Not less than 30 days prior to the anticipated closing date of the first merger, an election form will be mailed to each Misonix stockholder that is a holder of record as of five business days prior to the mailing date. To elect to receive the cash consideration, the stock consideration or a combination of the two, you must indicate on the election form the number of shares of Misonix common stock with respect to which you elect to receive the cash consideration, the number of shares of Misonix common stock with respect to which you elect to receive the stock consideration and the number of shares of Misonix common stock with respect to which you make no election. Misonix intends to issue a press release at least five business days prior to the expiration of the election period informing Misonix, stockholders of the expiration of the election period, which expiration we refer to as the “election deadline.” You must return the form in the pre-addressed, return envelope provided so that it is received no later than 5:00 p.m. (New York City time) on the election deadline.

If you hold shares of Misonix common stock in “street name”, you should receive instructions from the bank, brokerage firm or other nominee that is holding your shares advising you of the procedures for making your election. If these instructions are not received, you should contact the bank, brokerage firm or other nominee holding your shares of Misonix common stock as soon as possible. Election forms must be returned to the broker, bank or nominee in time for it to respond prior to the election deadline, therefore, you are encouraged to pay close attention to, and abide by, any election deadlines provided by the bank, brokerage firm or other nominee holding your shares, as that deadline may be earlier than the election deadline described in this joint proxy statement/prospectus.

Can I make one election for some of my shares of Misonix common stock and another election for the rest?

Yes. The election form permits you to specify, among the shares of Misonix common stock you hold, (i) the number of shares of Misonix common stock for which you are electing to receive the cash consideration of $28.00 per share, (ii) the number of shares of Misonix common stock for which you are electing to receive the stock consideration of 1.6839 shares of Bioventus class A common stock, or (iii) the number of shares of Msonix common stock for which you make no election.

What if I do not make an election or my election form is not received before the election deadline?

If you do not submit a properly completed and signed election form to the exchange agent by the election deadline (or if you submit a properly completed election form indicating no election), then you will be deemed to have made no election and will therefore receive the cash consideration or the stock consideration or a combination of both, depending on the elections made by other Misonix stockholders (as described in the section entitled “The Merger Agreement—The Mergers; Effects of the Mergers—Proration and Reallocation” of this joint proxy statement/prospectus), except with respect to shares as to which you have not voted in favor of the Misonix merger proposal and perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law.

Can I change my election after I submit an election form?

Yes. You may revoke your election of the form of merger consideration you will receive with respect to all or a portion of your shares of Misonix common stock by delivering written notice of your revocation to the exchange agent prior to the election deadline. If you instructed a bank, brokerage firm or other nominee to submit an election for your shares, you must follow its directions for changing those instructions, as the deadline to revoke your election may be earlier than the election deadline described in this joint proxy statement/prospectus. In addition, any election of merger consideration you make will automatically be revoked if the merger agreement is terminated.

Misonix stockholders will not be entitled to revoke or change their election following the election deadline. For Misonix stockholders who hold shares in “street name”, the election deadline provided by the bank, brokerage firm or other nominee holding your shares may be earlier than the election deadline described in this joint proxy statement/prospectus. As a result, if you make an election, you will be unable to revoke your election or sell your shares of Misonix common stock after the applicable election deadline unless the merger agreement is terminated.

May I submit a consideration election form even if I vote against the Misonix merger proposal?

Yes. You may submit an election form even if you vote against the Misonix merger proposal.

May I transfer my shares of Misonix common stock once I have made an election?

Yes you may transfer your shares prior to the election deadline, however, for Misonix stockholders who have made an election, any further transfer of shares made on the stock transfer books of Misonix will be deemed to be a revocation of their election. Furthermore, you will not be able to transfer your shares of Misonix common stock after the election deadline unless the merger agreement is terminated.

What happens if I am eligible to receive a fraction of a share of Bioventus class A common stock as part of the merger consideration?

If the aggregate number of shares of Bioventus class A common stock, if any, that you are entitled to receive as merger consideration includes a fraction of a share of Bioventus class A common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Fractional Shares” of this joint proxy statement/prospectus.

What will holders of Misonix equity compensation awards receive in the mergers?

Each outstanding Misonix stock option held by employees and directors of Misonix who meet the S-8 definition of “employee” shall (i) become fully vested immediately upon the effective time and (ii) be assumed by Bioventus and converted automatically into an option to purchase Bioventus Class A Common Stock based on the option exchange ratio (with the exercise price with respect to such option being adjusted based on the option exchange ratio). Aside from the foregoing adjustments, the assumed options will generally remain subject to the same vesting and other terms and conditions that applied to such awards immediately prior to the effective time.

Each outstanding Misonix stock option held by an individual who does not meet the S-8 definition of “employee” will become fully vested and be settled in cash immediately prior to the effective time in an amount equal to the product of (x) the number of shares of Misonix common stock subject to the applicable option and (y) the excess, if any, of (i) the average of the volume-weighted average trading price per share of Bioventus Class A Common Stock on Nasdaq (as reported by Bloomberg L.P.) on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time over (ii) the per share exercise price of such option.

See the section entitled “The Merger Agreement—Treatment of Misonix Equity Awards” of this joint proxy statement/prospectus.

How will the mergers be financed?

Bioventus expects to fund the aggregate cash consideration upon completion of the mergers with cash on hand, together with the proceeds of senior secured term loans in an aggregate principal amount of approximately $262.0 to be incurred initially by Merger Sub I. The receipt of financing by Bioventus is not a condition to completion of the mergers and, accordingly, Bioventus will be required to complete the mergers (assuming that all of the conditions to its obligations under the merger agreement are satisfied) whether or not debt financing is available at all or on acceptable terms. See the section entitled “Financing of the Mergers” of this joint proxy statement/prospectus.

How does the Bioventus board recommend that I vote at the Bioventus special meeting?

The Bioventus board unanimously recommends that you vote “FOR” the Bioventus share issuance proposal and “FOR” the Bioventus adjournment proposal.

Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, Bioventus directors and executive officers do not have interests in the merger that are different from, or in addition to, the interests of other Bioventus stockholders generally. See “Interests of Bioventus Directors and Executive Officers in the Merger.”

How does the Misonix board recommend that I vote at the Misonix special meeting?

The Misonix board unanimously recommends that you vote “FOR” the Misonix merger proposal, “FOR” the Misonix compensation proposal and “FOR” the Misonix adjournment proposal. For a description of some of the factors considered by the Misonix board in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and additional information on the recommendation of the Misonix board, see “The Merger—Recommendation of the Misonix Board of Directors; Misonix’s Reasons for the Merger.”

Who is entitled to vote at each special meeting?

Bioventus

All holders of record of shares of Bioventus common stock who held shares at the close of business on [●], 2021 (the Bioventus record date) are entitled to receive notice of, and to vote at, the Bioventus special meeting. Each such holder of Bioventus common stock is entitled to cast one vote on each matter properly brought before the Bioventus special meeting for each share of Bioventus common stock that such holder owned of record as of the Bioventus record date. Virtual attendance at the Bioventus special meeting via the Bioventus special meeting website is not required to vote. See below and “The Bioventus Special Meeting—Methods of Voting” for instructions on how to vote without virtually attending the Bioventus special meeting.

Misonix

All holders of record of shares of Misonix common stock who held shares at the close of business on [●], 2021 (the Misonix record date) are entitled to receive notice of, and to vote at, the Misonix special meeting. Each such holder of Misonix common stock is entitled to cast one vote on each matter properly brought before the Misonix special meeting for each share of Misonix common stock that such holder owned of record as of the Misonix record date. Physical attendance at the Misonix special meeting is not required to vote. See below and “The Misonix Special Meeting—Methods of Voting” for instructions on how to vote without attending the Misonix special meeting.

What is a proxy?

A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. The document used to designate a proxy to vote your shares of Bioventus or Misonix common stock, as applicable, is referred to as a “proxy card.”

How many votes do I have at each special meeting?

Bioventus

Each Bioventus stockholder is entitled to one vote for each share of Bioventus common stock held of record as of the close of business on the Bioventus record date. As of the close of business on the Bioventus record date, there were [●] shares of Bioventus common stock outstanding.

Misonix

Each Misonix stockholder is entitled to one vote for each share of Misonix common stock held of record as of the close of business on the Misonix record date. As of the close of business on the Misonix record date, there were [●] shares of Misonix common stock outstanding.

What constitutes a quorum for each special meeting?

Bioventus

A quorum is the minimum number of shares required to be represented, either through virtual attendance or through representation by proxy, to hold a valid meeting.

The holders of a majority of in voting power of the stock issued and outstanding and entitled to vote at the meeting, must be present in person, or by remote communication, if applicable, or represented by proxy to constitute a quorum.

Misonix

The holders of a majority in voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Where will the Bioventus common stock that I receive in the merger be publicly traded?

The shares of Bioventus class A common stock to be issued to Misonix stockholders in the merger will be listed for trading on Nasdaq under the symbol “BVS.”

What happens if the merger is not completed?

If the Bioventus share issuance proposal is not approved by Bioventus stockholders, if the Misonix merger proposal is not approved by Misonix stockholders or if the mergers are not completed for any other reason, Misonix stockholders will not receive the merger consideration or any other consideration in connection with the mergers, and their shares of Misonix common stock will remain outstanding.

If the mergers are not completed, Misonix will remain an independent public company, the Misonix common stock will continue to be listed and traded on Nasdaq under the symbol “MSON” and Bioventus will not complete the share issuance contemplated by the merger agreement, regardless of whether the Bioventus share issuance proposal has been approved by Bioventus stockholders.

Under the merger agreement, Bioventus and Misonix will each be required to pay a termination fee of $20,661,000 to the other party if the merger agreement is terminated in certain circumstances, including if the respective party’s board changes its recommendation in connection with the mergers and the other party terminates the merger agreement. Additionally, Misonix may terminate the merger agreement if it enters into an alternative acquisition agreement with respect to a superior proposal and pays Bioventus the termination fee. See “The Merger Agreement—Termination Fee.”

How can I vote my shares at my respective special meeting?

Bioventus

Shares held directly in your name as a Bioventus stockholder of record may be virtually voted at the Bioventus special meeting via the Bioventus special meeting website. You will need the 16-digit control number included on your proxy card in order to access and vote via the Bioventus special meeting website as described under “The Bioventus Special Meeting—Virtually Attending the Bioventus Special Meeting.”

Shares held in “street name” may be virtually voted at the Bioventus special meeting via the Bioventus special meeting website only if you obtain a specific control number and follow the instructions provided by your bank, broker or other nominee. See “The Bioventus Special Meeting—Virtually Attending the Bioventus Special Meeting.”

Misonix

You may vote by attending the Misonix special meeting and voting in person or by submitting a proxy. The method of voting by proxy differs (i) depending on whether you are viewing this proxy statement on the Internet or submitting a paper copy and (ii) for shares of Misonix common stock held as a record holder and shares held in “street name.”

If you hold your shares of Misonix common stock as a record holder and you are viewing this joint proxy statement/prospectus on the Internet, you may submit a proxy over the Internet by following the instructions on the proxy card that was included with this joint proxy statement/prospectus. If you hold your shares of Misonix common stock as a record holder and you are reviewing a paper copy of this joint proxy statement/prospectus, you may submit a proxy over the Internet or by telephone by following the instructions on the proxy card, or by completing, dating and signing the proxy card that was included with this joint proxy statement/prospectus and promptly returning it in the pre-addressed, postage-paid envelope provided to you.

“Street name” holders generally cannot submit a proxy or vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the methods described below. If you hold your shares of Misonix common stock in street name, you will receive a notice from your broker, bank, trust or other nominee that includes instructions on how to vote your shares. Your broker, bank, trust or other nominee may allow you to deliver your voting instructions over the Internet and may also permit you to submit your voting instructions by telephone. In addition, you may request paper copies of this proxy statement and accompanying proxy card from your broker by following the instructions on the notice provided by your broker, bank, trust or other nominee.

For additional information on virtually attending the special meetings, see “The Bioventus Special Meeting” and “The Misonix Special Meeting.”

How can I vote my shares without attending my company’s special meeting?

Whether you hold your shares directly as a stockholder of record of Bioventus or Misonix or beneficially in “street name,” you may direct your vote by proxy without attending the Bioventus or Misonix special meeting, as applicable. If you are a stockholder of record, you can vote by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

For additional information on voting procedures, see “The Bioventus Special Meeting” and “The Misonix Special Meeting.”

What is a “broker non-vote”?

Under Nasdaq rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently expected to be brought before the Bioventus and Misonix special meetings are “non-routine” matters under Nasdaq rules.

A “broker non-vote” occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Bioventus and Misonix special meetings are non-routine matters under Nasdaq rules for which brokers do not have discretionary authority to vote, Bioventus and Misonix do not expect there to be any broker non-votes at the Bioventus or Misonix special meetings.

Are there any Misonix stockholders already committed to vote in favor of the Misonix merger proposal and Misonix compensation proposal? Are there any Bioventus stockholders already committed to vote in favor of the Bioventus share issuance proposal?

Bioventus: Yes. Subsequent to the execution of the merger agreement, Misonix entered into a voting agreement (the “Bioventus support agreement”) with EW Healthcare Partners Acquisition Fund, L.P., White Pine Medical, LLC (a subsidiary of EW Partners Acquisition Fund, L.P.), Smith & Nephew, Inc., Smith & Nephew USD Ltd and AMP-CF Holdings, LLC (together, the “Bioventus supporting stockholders”), pursuant to which such stockholders have agreed, among other things, to vote the shares of Bioventus common stock that they beneficially own at the time such vote is taken in favor of Bioventus share issuance proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the transaction. As of the record date for the Bioventus special meeting, such stockholders beneficially own approximately 67.4% of the outstanding shares of Bioventus common stock. Therefore, the Bioventus supporting stockholders hold a sufficient number of shares of Bioventus common stock in order to approve the Bioventus share issuance proposal. On July 29, 2021, in connection with execution of the merger agreement, each of the Bioventus supporting stockholders have entered into lock up agreements with Bioventus (each a “lock up agreement”) restricting the sale and transfer of the capital stock of Bioventus for a period of 90 or 180 days, subject to the terms of the lock up agreement.

Misonix: Yes. Subsequent to the execution of the merger agreement, Bioventus entered into a voting agreement (the “Misonix support agreement”) with each of Stavros G. Vizirgianakis, 1315 Capital, LLC, SV Life Sciences Fund VI Strategic Partners, L.P. and SV Life Sciences Fund VI, L.P. (together, the “Misonix supporting stockholders”), pursuant to which such stockholders have agreed, among other things, to vote the shares of Misonix common stock that they own at the time such vote is taken in favor of the Misonix merger proposal and Misonix compensation proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the transaction. As of the record date for the Misonix special meeting, the Misonix supporting stockholders beneficially own approximately [●]% of the outstanding shares of Misonix common stock.

What stockholder vote is required for the approval of each proposal at the Bioventus special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Bioventus special meeting?

Bioventus Proposal 1: Bioventus Share Issuance Proposal

Assuming a quorum is present at the Bioventus special meeting, approval of the Bioventus share issuance proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast on the Bioventus share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus share issuance proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus share issuance proposal to vote on the Bioventus share issuance proposal will have the same effect as a vote “AGAINST” the Bioventus share issuance proposal. However, assuming a quorum is present at the Bioventus special meeting, if a Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus share issuance proposal, voting power will deemed to be withheld with respect to the Bioventus share issuance proposal and such failure to provide voting instructions will have no effect on the Bioventus share issuance proposal.

Bioventus Proposal 2: Bioventus Adjournment Proposal

Whether or not a quorum is present at the Bioventus special meeting, approval of the Bioventus adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast on the Bioventus adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus adjournment proposal to vote on the Bioventus adjournment proposal will have the same effect as a vote “AGAINST” the Bioventus adjournment proposal. However, if a Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus adjournment proposal, voting power will deemed to be withheld with respect to the Bioventus adjournment proposal and such failure to provide voting instructions will have no effect on the Bioventus adjournment proposal.

What stockholder vote is required for the approval of each proposal at the Misonix special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Misonix special meeting?

Misonix Proposal 1: Misonix Merger Proposal

Assuming a quorum is present at the Misonix special meeting, approval of the Misonix merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Misonix common stock. For the Misonix compensation proposal, a Misonix stockholder may indicate “FOR,” “AGAINST” or “ABSTAIN” on the proxy card. Brokerage firms and nominees will not have the authority to vote their customers’ unvoted shares on the Misonix merger proposal or to vote their customers’ shares if the customers have not furnished voting instructions within a specified period of time prior to the Misonix special meeting. Any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares of Misonix common stock in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) and any abstention, or other failure of any shares of Misonix common stock present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix merger proposal to vote on the Misonix merger proposal, will each have the same effect as a vote “AGAINST” the Misonix merger proposal.

Misonix Proposal 2: Misonix Compensation Proposal

Assuming a quorum is present at the Misonix special meeting, approval of the Misonix compensation proposal requires the affirmative vote of the holders of a majority of the votes cast on the Misonix compensation proposal by holders of Misonix common stock present or represented by proxy at the Misonix special meeting. For the Misonix compensation proposal, a Misonix stockholder may indicate “FOR,” “AGAINST” or “ABSTAIN” on the proxy card. For purposes of determining the number of votes cast with respect to the Misonix compensation proposal, only those votes cast “FOR” or “AGAINST” are included. Brokerage firms and nominees will not have the authority to vote their customers’ unvoted shares on the Misonix compensation proposal or to vote their customers’ shares if the customers have not furnished voting instructions within a specified period of time prior to the Misonix special meeting. Abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the meeting and therefore will have no effect on the outcome of the vote for the Misonix compensation proposal. Approval of the Misonix compensation proposal is not a condition to completion of the mergers, and the vote with respect to this proposal is advisory only and will not be binding on Misonix, the surviving corporation, the surviving company or Bioventus. If the mergers are completed, the transactions-related executive compensation may be paid to Misonix’s named executive officers to the extent payable in accordance with the terms of the compensation arrangements even if Misonix stockholders fail to approve, by non-binding, advisory vote, the Misonix compensation proposal.

Misonix Proposal 3: Misonix Adjournment Proposal

Whether or not a quorum is present at the Misonix special meeting, approval of the Misonix adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Misonix common stock present or represented by proxy at the Misonix special meeting. Accordingly, any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Misonix adjournment proposal. An abstention, or other failure of any shares of Misonix common stock present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix adjournment proposal to vote on the Misonix adjournment proposal, will have the same effect as a vote “AGAINST” the Misonix adjournment proposal. However, if a Misonix stockholder who holds shares of Misonix common stock in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Misonix adjournment proposal, voting power will deemed to be withheld with respect to the Misonix adjournment proposal and such failure to provide voting instructions will have no effect on the Misonix adjournment proposal.

Why am I being asked to consider and vote on a proposal to approve, by non-binding advisory vote, the merger-related compensation for named executive officers (the Misonix compensation proposal)?

Under SEC rules, Misonix is required to seek a non-binding advisory vote of its stockholders relating to the compensation that may be paid or become payable to Misonix named executive officers that is based on or otherwise relates to the merger (also known as “golden parachute” compensation).

What happens if Misonix stockholders do not approve, by non-binding advisory vote, the merger-related compensation for Misonix named executive officers (the Misonix compensation proposal)?

Because the vote on the proposal to approve the Misonix compensation proposal is advisory in nature, the outcome of the vote will not be binding upon Misonix or the combined company. Accordingly, the merger-related compensation, which is described under “Interests of Misonix Directors and Executive Officers in the Merger,” may be paid to Misonix named executive officers even if Misonix stockholders do not approve the Misonix compensation proposal.

What if I hold shares of both Bioventus and Misonix common stock?

If you are both a Bioventus stockholder and a Misonix stockholder, you will receive two separate packages of proxy materials. A vote cast as a Bioventus stockholder will not count as a vote cast as a Misonix stockholder, and a vote cast as a Misonix stockholder will not count as a vote cast as a Bioventus stockholder. Therefore, please follow the instructions received with each set of materials you receive in order to submit separate proxies for your shares of Bioventus common stock and your shares of Misonix common stock.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?

If your shares of Bioventus or Misonix common stock are registered directly in your name with the transfer agent of Bioventus and Misonix, respectively, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote directly at the applicable special meeting. You may also grant a proxy directly to Bioventus or Misonix, as applicable, or to a third party to vote your shares at the applicable special meeting.

If your shares of Bioventus or Misonix common stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares. You should follow the instructions provided by them to vote your shares. In order to attend and vote at the Bioventus special meeting via the Bioventus special meeting website or the Misonix special meeting in person, you will need to obtain a specific control number and follow the other procedures provided by your bank, broker or other nominee.

If my shares of Bioventus or Misonix common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

No. Your bank, broker or other nominee will only be permitted to vote your shares of Bioventus or Misonix common stock, as applicable, if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under Nasdaq rules, banks, brokers and other nominees who hold shares of Bioventus or Misonix common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the Bioventus and Misonix special meetings. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.

For Bioventus stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares of Bioventus common stock will have no effect on the Bioventus share issuance proposal or the Bioventus adjournment proposal (assuming a quorum is present at the Bioventus special meeting).

For Misonix stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares of Misonix common stock will be the same as a vote “AGAINST” the Misonix merger proposal, but will have no effect on the Misonix compensation proposal (assuming a quorum is present at the Misonix special meeting) or the Misonix adjournment proposal. In addition, if a Misonix stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Misonix compensation proposal or the Misonix adjournment proposal, it will have the same effect as a vote “AGAINST” such proposal.

What should I do if I receive more than one set of voting materials for the same special meeting?

If you hold shares of Bioventus or Misonix common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Bioventus or Misonix common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to ensure that all of your shares of Bioventus or Misonix common stock are voted.

Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to submit a proxy or vote your shares.

If a stockholder gives a proxy, how are the shares of Bioventus or Misonix common stock voted?

Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Bioventus or Misonix common stock, as applicable, in the way that you indicate. For each item before the Bioventus or Misonix special meeting, as applicable, you may specify whether your shares of Bioventus or Misonix common stock, as applicable, should be voted for or against, or abstain from voting.

How will my shares of Bioventus common stock be voted if I return a blank proxy?

If you sign, date and return your proxy and do not indicate how you want your shares of Bioventus common stock to be voted, then your shares of Bioventus common stock will be voted in accordance with the recommendation of the Bioventus board: “FOR” the Bioventus share issuance proposal and “FOR” the Bioventus adjournment proposal.

How will my shares of Misonix common stock be voted if I return a blank proxy?

If you sign, date and return your proxy and do not indicate how you want your shares of Misonix common stock to be voted, then your shares of Misonix common stock will be voted in accordance with the recommendation of the Misonix board: “FOR” the Misonix merger proposal, “FOR” the Misonix compensation proposal and “FOR” the Misonix adjournment proposal.

Can I change my vote after I have submitted my proxy?

Any Bioventus or Misonix’s stockholder giving a proxy has the right to revoke the proxy and change their vote before the proxy is voted at the applicable special meeting by doing any of the following:

•	subsequently submitting a new proxy (including over the internet or telephone) for the applicable special meeting that is received by the deadline specified on the accompanying proxy card;

•	giving written notice of your revocation to Bioventus’ or Misonix’s Corporate Secretary, as applicable; or

•	attending and voting at the applicable special meeting.

Execution or revocation of a proxy will not in any way affect your right to attend and vote at the applicable special meeting, whether in person or, in the case of the Bioventus special meeting, via the special meeting website. Written notices of revocation and other communications relating to the revocation of proxies should be addressed:

If you are an Bioventus stockholder:	If you are a Misonix stockholder:

Bioventus Inc. 4721 Emperor Boulevard, Suite 400 Durham, North Carolina 27703 Attention: Corporate Secretary tony.dadamio@bioventus.com (919) 474-6700 Bioventus Inc.	Misonix, Inc. 1938 New Highway Farmingdale, NY 11735 Attention: Secretary misonixproxy@misonix.com (631) 694-9555 Misonix, Inc.

See “The Bioventus Special Meeting—Revocability of Proxies” and “The Misonix Special Meeting—Revocability of Proxies.”

If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Where can I find the voting results of the special meetings?

The preliminary voting results for each special meeting are expected to be announced at that special meeting. In addition, within four business days following certification of the final voting results, each of Bioventus and

Misonix will file the final voting results of its respective special meeting (or, if the final voting results have not yet been certified, the preliminary results) with the SEC on a Current Report on Form 8-K.

Do Misonix stockholders have dissenters’ or appraisal rights?

Subject to the closing of the mergers, Misonix stockholders who do not vote in favor of the Misonix merger proposal and otherwise comply with the procedures and satisfy the conditions set forth in Section 262 of the DGCL are entitled to appraisal rights under Section 262 of the DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights,” In addition, a copy of Section 262 of the DGCL is attached as Annex D to this joint proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to, exercise appraisal rights.

Are there any risks that I should consider in deciding whether to vote for the approval of the Bioventus share issuance proposal or the Misonix merger proposal?

Yes. You should read and carefully consider the risk factors set forth under “Risk Factors.” You also should read and carefully consider the risk factors relating to Bioventus and Misonix that are contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

What happens if I sell my shares of Bioventus or Misonix common stock after the respective record date but before the respective special meeting?

The Bioventus record date is earlier than the date of the Bioventus special meeting, and the Misonix record date is earlier than the date of the Misonix special meeting. If you sell or otherwise transfer your shares of Bioventus or Misonix common stock after the applicable record date but before the applicable special meeting, you will, unless special arrangements are made, retain your right to vote at the applicable special meeting.

Who will solicit and pay the cost of soliciting proxies?

Misonix has engaged the services of MacKenzie Partners to assist in the distribution of the proxies. Misonix estimates that it will pay a fee of approximately $18,500 plus reasonable out-of-pocket expenses to MacKenzie Partners for this service.

Bioventus and Misonix also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Bioventus Misonix common stock, respectively. Bioventus and Misonix directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

When are the mergers expected to be completed?

Subject to the satisfaction or waiver of the closing conditions described under “The Merger Agreement—Conditions to the Completion of the Merger,” including approval of the Bioventus share issuance proposal by Bioventus stockholders and approval of the Misonix merger proposal by Misonix stockholders, the mergers are currently expected to be completed by the end of the 2021 calendar year. However, neither Bioventus nor Misonix can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion of the mergers is subject to conditions and factors beyond the control of both companies, including the receipt of certain required regulatory approvals. Bioventus and Misonix hope to complete the merger as soon as reasonably practicable. Also see “The Mergers—Regulatory Approvals.”

What respective equity stakes will Bioventus and Misonix stockholders hold in the combined company immediately following the merger?

Based on the number of shares of Bioventus and Misonix common stock outstanding on September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the merger, former Misonix stockholders are expected to own approximately 25% of the outstanding shares of Bioventus common stock and Bioventus stockholders immediately prior to the merger are expected to own approximately 75% of the outstanding shares of Bioventus common stock. The relative ownership interests of Bioventus stockholders and former Misonix stockholders in the combined company immediately following the merger will depend on the number of shares of Bioventus and Misonix common stock issued and outstanding immediately prior to the merger.

If I am a Misonix stockholder, how will I receive the merger consideration to which I am entitled?

Your receipt of the merger consideration will depend on whether your shares of Misonix common stock are represented by stock certificates (“Misonix stock certificates”) or if you hold book-entry shares (“Misonix book-entry shares”).

For Misonix stock certificates, no later than three business days after the consummation of the mergers, the exchange agent will mail to each holder of record of Misonix stock certificates (a) a notice advising such holder of the effectiveness of the mergers, (b) a letter of transmittal and (c) instructions for surrendering Misonix stock certificates to the exchange agent.

Upon surrender of a Misonix stock certificate and a duly executed letter of transmittal to the exchange agent in compliance with the instructions for surrender, the exchange agent will mail to each holder of record, as promptly as reasonably practicable thereafter:

•

a statement reflecting the number of whole shares of Bioventus class A common stock, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder; and

•

a check, or wire transfer of immediately available funds (provided that such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any applicable cash election consideration, (b) any cash in lieu of fractional shares of Bioventus class A common stock plus (c) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.

For Misonix book-entry shares that are not held through DTC, no later than three business days after the consummation of the mergers, the exchange agent will pay and deliver to each holder of record of any such Misonix book-entry shares:

•	the applicable stock election consideration, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder; and

•

a check, or wire transfer of immediately available funds (provided that such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any applicable cash election consideration, (b) any cash in lieu of fractional shares of Bioventus class A common stock plus (c) any unpaid cash dividends and any other dividends or distributions that such holder has the right to receive pursuant to the merger agreement. The exchange agent will promptly cancel each such non-DTC book-entry share.

For Misonix book-entry shares that are held through DTC, no later than three business days after the consummation of the mergers, the exchange agent will transmit to DTC or its nominees, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures:

•	the applicable stock election consideration, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder; and

•

a check, or wire transfer of immediately available funds (provided that such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any applicable cash election consideration, (b) any cash in lieu of fractional shares of Bioventus Class A Common Stock plus (c) any unpaid cash dividends and any other dividends or distributions that such holder has the right to receive pursuant to the merger agreement. The exchange agent will promptly cancel each such DTC book-entry share.

What should I do now?

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes. Then, you may vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, so that your shares will be voted in accordance with your instructions.

How can I find more information about Bioventus and Misonix?

You can find more information about Bioventus and Misonix from various sources described under “Where You Can Find More Information.”

Whom do I call if I have questions about the special meetings or the merger?

If you have questions about the special meetings or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact the applicable company contacts below:

If you are an Bioventus stockholder: Bioventus Inc., Attn: Corporate Secretary 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703 tony.dadamio@bioventus.com (919) 474-6700	If you are a Misonix stockholder: Misonix, Inc. Attention: Secretary 1938 New Highway Farmingdale, NY 11735 misonixproxy@misonix.com (631) 694-9555

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/ prospectus and does not contain all of the information that may be important to you as a Bioventus or Misonix stockholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire joint proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”

The Parties to the Merger (Page 116)

Bioventus Inc.

Bioventus is a global leader of innovations for active healing. Through a combination of internal product development, product/business acquisition, and distribution agreements, it will bring to market products which address a growing need for clinically effective, cost efficient, minimally invasive medical treatments, that engage and enhance the body’s natural healing processes. Bioventus’ principal place of business is 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703, and its telephone number is (919) 474-6700.

Misonix, Inc.

Misonix designs, manufactures and markets minimally invasive surgical ultrasonic medical devices. These products are used for precise bone sculpting, removal of soft and hard tumors, and tissue debridement, primarily in the areas of neurosurgery, orthopedic surgery, plastic surgery, wound care and maxillo-facial surgery. Misonix also exclusively markets, sells and distributes skin allografts and wound care products used to support healing of wounds, and which complement Misonix’s ultrasonic medical devices. Misonix’s principal place of business is 1938 New Highway, Farmingdale, New York, and its telephone number is (631) 694-9555.

Oyster Merger Sub I, Inc.

Merger Sub I was formed by Bioventus solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the merger, Merger Sub I will be merged with and into Misonix, with Misonix continuing as the surviving corporation. Merger Sub’s principal executive offices are located at 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703, and its telephone number is (919) 474-6700.

Oyster Merger Sub II, LLC

Merger Sub II was formed by Bioventus solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the merger, following the first merger, Misonix will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (renamed as Misonix LLC) and a wholly owned subsidiary of Bioventus. Merger Sub’s principal executive offices are located at 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703, and its telephone number is (919) 474-6700.

The Mergers and the Merger Agreement (Pages 136 and 198)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A hereto. Bioventus and Misonix encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

The merger agreement provides that, subject to the terms and conditions of the merger agreement, Merger Sub I will be merged with and into Misonix, with Misonix continuing as the surviving corporation and subsequently, Misonix will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity in the second merger and as a wholly owned subsidiary of Bioventus.

Merger Consideration (Page 136)

If the mergers are completed, each issued and outstanding share of Misonix common stock (other than treasury shares of Misonix, shares held by a subsidiary of Misonix, Bioventus or Merger Sub I, and shares held by Misonix stockholders who have not voted in favor of the Misonix merger proposal and perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be converted into the right to receive either an amount in cash equal to $28.00 or 1.6839 validly issued, fully paid and non-assessable shares of Bioventus class A common stock, based on the election of the holder thereof and, in each case, subject to automatic proration and adjustment in accordance with the terms of the merger agreement, as described under “The Merger Agreement—The Merger Consideration”

Proration and Reallocation (Page 136)

The aggregate amount of cash payable by Bioventus in the mergers will be equal to $10.50 multiplied by the number of outstanding shares of Misonix common stock at 5:00 p.m., New York City time, on the election deadline. In order to deliver this aggregate cash amount, the merger agreement provides for pro rata adjustments to, and reallocation of, the cash and stock elections made by Misonix stockholders, as well as the allocation of consideration to be paid with respect to shares of Misonix common stock as to which no election regarding the form of merger consideration to be paid to them, is received prior to the election deadline. Such no election shares will be exchanged for the cash consideration, the stock consideration or a combination of both. Additionally, depending on the elections made by other Misonix stockholders, each Misonix stockholder who elects to receive Bioventus class A common stock for their shares in the mergers, referred to as “stock election shares” may receive a portion of their consideration in cash, and each Misonix stockholder who elects to receive cash for their shares in the mergers, referred to as “cash election shares” may receive a portion of their consideration in Bioventus class A common stock.

If the elected cash consideration, which is the amount equal to the aggregate number of cash election shares multiplied by $28.00, exceeds the available cash amount, then:

•	all stock election shares and all no election shares will be exchanged for 1.6839 shares of Bioventus class A common stock; and

•	a portion of the cash election shares of each Misonix stockholder will be exchanged for $28.00 in cash as follows: cash election shares exchanged for $28.00 in cash =

(number of such stockholder’s cash election shares) * (maximum cash amount)

elected cash consideration

If the elected cash consideration is less than the available cash amount, which difference we refer to as the shortfall amount, then:

•	all cash election shares will be exchanged for the cash consideration; and

•	all stock election shares and no election shares will be treated in the following manner:

•

if the shortfall amount is less than or equal to the product of the aggregate number of no election shares and $28.00, which we refer to as the “no election value”, then (1) all stock election shares will be exchanged for 1.6839 shares of Bioventus class A common stock, and (2) a portion of the no election shares of each Misonix stockholder, calculated as follows, will be exchanged for $28.00 in cash as follows (and the remaining portion of such stockholder’s no election shares, if any, will be exchanged for 1.6839 shares of Bioventus class A common stock):

no election shares exchanged for cash consideration =

(number of no election shares of such stockholder) * (shortfall amount)

(no election value)

•

if the shortfall amount is more than the no election value, then (1) all no election shares will be exchanged for $28.00 in cash and (2) a portion of the stock election shares of each stockholder will be exchanged for $28.00 in cash as follows (and the remaining portion of such stockholder’s stock election shares will be exchanged for 1.6839 shares of Bioventus class A common stock):

stock election shares exchanged for cash consideration =

(number of stock election shares of such stockholder) * (shortfall amount – no election value)

(aggregate number of stock election shares) * $28.00

If the elected cash consideration equals the available cash amount, then: (1) all cash election shares will be converted into the right to receive $28.00 in cash and (2) all stock election shares and all no election shares will be converted into the right to receive 1.6839 shares of Bioventus class A common stock.

See “The Merger Agreement—Proration”.

Election Procedures (Page 137)

The election form will be mailed to Misonix stockholders not less than 30 days prior to the anticipated closing date of the first merger. The election form enables Misonix stockholders to choose to make a cash election, a stock election or no election with respect to each share of Misonix common stock eligible to receive the merger consideration. Misonix intends to issue a press release at least five business days prior to the expiration of the election period informing Misonix stockholders of the expiration of the election period, which expiration we refer to as the “election deadline”, to make their election and return their completed election forms. If a Misonix stockholder holds shares of Misonix common stock through a bank, brokerage firm or other nominee, such bank, brokerage firm, or other nominee, as applicable, will provide such stockholder with instructions on how to make an election. Election forms must be returned to the broker, bank or nominee in time for it to respond prior to the election deadline, therefore, you are encouraged to pay close attention to, and abide by, any election deadlines provided by the bank, brokerage firm or other nominee holding your shares, as that deadline may be earlier than the election deadline described in this joint proxy statement/prospectus.

Any election will have been properly made only if the exchange agent has actually received a properly completed election form by the election deadline. Any election form may be revoked or changed by written notice received by the exchange agent prior to the election deadline. If an election form is revoked, the shares of Misonix common stock as to which such election previously applied will be no election shares unless an election is subsequently submitted by the Misonix stockholder prior to the election deadline. See “The Merger Agreement—Election Procedures”.

Treatment of Misonix Equity Awards (Page 205)

Each outstanding Misonix stock option held by employees and directors of Misonix who meet the S-8 definition of “employee” shall (i) become fully vested immediately upon the effective time and (ii) be assumed by Bioventus and converted automatically into an option to purchase Bioventus class A common stock based on the option exchange ratio (with the exercise price with respect to such option being adjusted based on the option exchange ratio). Aside from the foregoing adjustments, the assumed options will generally remain subject to the same vesting and other terms and conditions that applied to such awards immediately prior to the effective time.

Each outstanding Misonix stock option held by an individual who does not meet the S-8 definition of “employee” will become fully vested and be settled in cash immediately prior to the effective time in an amount equal to the product of (x) the number of shares of Misonix common stock subject to the applicable option and (y) the excess, if any, of (i) the average of the volume-weighted average trading prices per share of Bioventus Class A Common Stock on Nasdaq (as reported by Bloomberg L.P.) on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time over (ii) the per share exercise price of such option.

See the section entitled “The Merger Agreement— Treatment of Misonix Equity Awards” of this joint proxy statement/prospectus.

Recommendation of the Bioventus Board of Directors; Bioventus’ Reasons for the Merger (Page 154)

The Bioventus board unanimously recommends that you vote “FOR” the Bioventus share issuance proposal and “FOR” the Bioventus adjournment proposal. For a description of some of the factors considered by the Bioventus board in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger and the share issuance, and additional information on the recommendation of the Bioventus board, see “The Mergers—Recommendation of the Bioventus Board of Directors; Bioventus’ Reasons for the Merger.”

Recommendation of the Misonix Board of Directors; Misonix’s Reasons for the Merger (Page 157)

The Misonix board unanimously recommends that you vote “FOR” the Misonix merger proposal, “FOR” the Misonix compensation proposal and “FOR” the Misonix adjournment proposal. For a description of some of the factors considered by the Misonix board in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and additional information on the recommendation of the Misonix board, see “The Mergers—Recommendation of the Misonix Board of Directors; Misonix’s Reasons for the Merger.”

Opinions of Bioventus’ Financial Advisor

Opinion of Perella Weinberg (Page 164; Annex B)

Bioventus retained Perella Weinberg Partners LP, or Perella Weinberg, to act as its financial advisor in connection with the mergers. Bioventus selected Perella Weinberg based on its qualifications, expertise and reputation and its knowledge of the business and affairs of Bioventus, Misonix and the industries in which Bioventus and Misonix conduct their respective businesses. Perella Weinberg and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On July 28, 2021, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Bioventus board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the merger consideration to be paid by Bioventus pursuant to the merger agreement, consisting of, at the option of the holders of Misonix common stock issued and outstanding immediately prior to the effective time of the first merger, (other than treasury shares of Misonix, shares held by a subsidiary of Misonix, Bioventus or Merger Sub I, and shares held by Misonix stockholders who have not voted in favor of the Misonix merger proposal and perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law), and subject to certain limitations and proration procedures set forth in the merger agreement (as to which Perella Weinberg expressed no opinion), (i)

$28.00 in cash per share of Misonix common stock, or the cash election consideration, or (ii) 1.6839 shares of Bioventus common stock per share of Misonix common stock, or the stock election consideration was, as of the date of the opinion, fair, from a financial point of view, to Bioventus.

The full text of Perella Weinberg’s written opinion, dated July 29, 2021 which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached hereto as Annex B and is incorporated by reference herein. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Bioventus common stock or any other person as to how such person should vote or otherwise act with respect to the mergers or any other matter. Perella Weinberg’s opinion does not in any manner address the prices at which Misonix common stock or Bioventus common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the mergers to the holders of any class of securities, creditors or other constituents of Bioventus or Misonix or as to the underlying decision by any person to engage in the mergers or as to the relative merits of the mergers compared to alternative transactions or business strategies. Perella Weinberg provided its opinion for the information and assistance of the Bioventus board in connection with, and for the purposes of its evaluation of, the mergers. This summary is qualified in its entirety by reference to the full text of the opinion. Opinion of Misonix’s Financial Advisor.

Opinion of JP Morgan Securities (Page [176]; Annex C)

J.P. Morgan rendered an oral opinion to the Misonix board on July 28, 2021 (subsequently confirmed in writing on July 29, 2021) to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and other limitations on the review undertaken by J.P. Morgan in preparing its opinion, the merger consideration to be paid to the holders of Misonix common stock in the merger was fair, from a financial point of view, to such holders, as more fully described in the section entitled “Opinion of Misonix’s Financial Advisor” of this joint proxy statement/prospectus. The full text of the written opinion of J.P. Morgan, dated July 29, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference.

The Bioventus Special Meeting (Page [118])

In light of ongoing developments related to the COVID-19 pandemic, the Bioventus special meeting will be held solely in a virtual meeting format via live webcast on [●], 2021, beginning at [●], Eastern Time. Bioventus stockholders will be able to virtually attend and vote at the Bioventus special meeting by visiting the Bioventus special meeting website at www.virtualshareholdermeeting.com/BVS2021.

The purposes of the Bioventus special meeting are as follows:

•	Bioventus Proposal 1: Approval of the Share Issuance. To consider and vote on the Bioventus share issuance proposal; and

•	Bioventus Proposal 2: Adjournment of the Bioventus Special Meeting. To consider and vote on the Bioventus adjournment proposal.

Completion of the mergers is conditioned on the approval of the Bioventus share issuance proposal (Bioventus Proposal 1) by Bioventus stockholders.

Only holders of record of shares of Bioventus common stock outstanding as of the close of business on [●], 2021 (the Bioventus record date) are entitled to notice of, and to vote at, the Bioventus special meeting or any adjournment or postponement thereof. Bioventus stockholders may cast one vote for each share of Bioventus common stock that they own of record as of the Bioventus record date.

A quorum of Bioventus stockholders is necessary to hold the Bioventus special meeting. A quorum will exist at the Bioventus special meeting if holders of record of shares of Bioventus common stock representing a majority in voting power of the stock issued and outstanding and entitled to vote at the meeting, is present in person, or by remote communication, if applicable, or represented by proxy. All shares of Bioventus common stock represented by a valid proxy and all abstentions will be counted as present for purposes of establishing a quorum. All of the proposals for consideration at the Bioventus special meeting are considered “non-routine” matters under Nasdaq rules, and, therefore, brokers are not permitted to vote on any of the matters to be considered at the Bioventus special meeting unless they have received instructions from the beneficial owners. As a result, no “broker non-votes” are expected at the Bioventus special meeting, and shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Bioventus stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals brought before the Bioventus special meeting.

Assuming a quorum is present at the Bioventus special meeting, approval of the Bioventus share issuance proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Bioventus common stock that are virtually present via the Bioventus special meeting website or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus share issuance proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus share issuance proposal to vote on the Bioventus share issuance proposal will have the same effect as a vote “AGAINST” the Bioventus share issuance proposal. However, assuming a quorum is present at the Bioventus special meeting, if an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus share issuance proposal, voting power will deemed to be withheld with respect to the Bioventus share issuance proposal and such failure to provide voting instructions will have no effect on the Bioventus share issuance proposal.

Whether or not a quorum is present at the Bioventus special meeting, approval of the Bioventus adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Bioventus common stock that are virtually present via the Bioventus special meeting website or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote on the Bioventus adjournment proposal to vote at the Bioventus special meeting on the Bioventus adjournment proposal will have the same effect as a vote “AGAINST” the Bioventus adjournment proposal. However, if an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus adjournment proposal, voting power will deemed to be withheld with respect to the Bioventus adjournment proposal and such failure to provide voting instructions will have no effect on the Bioventus adjournment proposal.

The Misonix Special Meeting (Page [127])

The purpose of the Misonix special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:

•	Misonix Proposal 1: Adoption of the Merger Agreement. To consider and vote on the Misonix merger proposal;

•

Misonix Proposal 2: Approval, on an Advisory Non-Binding Basis, of Certain Merger-Related Compensatory Arrangements with Misonix’s Named Executive Officers. To consider and vote on the Misonix compensation proposal; and

•	Misonix Proposal 3: Adjournment of the Misonix Special Meeting. To consider and vote on the Misonix adjournment proposal.

Completion of the mergers is conditioned on the approval of the Misonix merger proposal (Misonix Proposal 1) by Misonix stockholders.

Only holders of record of shares of Misonix common stock outstanding as of the close of business on [●], 2021 (the Misonix record date) are entitled to notice of, and to vote at, the Misonix special meeting or any adjournment or postponement thereof. Misonix stockholders may cast one vote for each share of Misonix common stock that they own of record as of the Misonix record date.

A quorum of Misonix stockholders is necessary to conduct the Misonix special meeting. The presence of the holders of a majority of the outstanding shares of Misonix common stock entitled to vote at the Misonix special meeting will constitute a quorum. Shares of Misonix common stock represented at the Misonix special meeting in person or by a properly authorized and submitted proxy (submitted by mail, by telephone or over the Internet), entitled to vote, but not voted, including shares for which a Misonix stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Misonix special meeting are considered “non-routine” matters under Nasdaq rules, shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Misonix stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Misonix special meeting. If a quorum is not present, Misonix expects that the Misonix special meeting will be adjourned or postponed until the holders of the number of shares of Misonix common stock required to constitute a quorum attend. At any subsequent reconvening of the Misonix special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Misonix special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

The Misonix special meeting will be held at Misonix’s corporate offices, located at 1938 New Highway, Farmingdale, NY 11735 on [●], 2021, beginning at [●], Eastern Time. As part of Misonix’s precautions regarding the novel coronavirus or COVID-19, Misonix is planning for the possibility that the meeting may be held solely by means of remote communications. If Misonix takes this step, Misonix will announce the decision to do so in advance, and details on how to participate, including details on how to inspect a list of stockholders of record, will be posted on our website at www.misonix.com and filed with the SEC as proxy material.

Assuming a quorum is present at the Misonix special meeting, approval of the Misonix merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Misonix common stock. For the Misonix compensation proposal, a Misonix stockholder may indicate “FOR,” “AGAINST” or “ABSTAIN” on the proxy card. Brokerage firms and nominees will not have the authority to vote their customers’ unvoted shares on the Misonix merger proposal or to vote their customers’ shares if the customers have not furnished voting instructions within a specified period of time prior to the Misonix special meeting. Any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares of Misonix common stock in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) and any abstention, or other failure of any shares of Misonix common stock present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix merger proposal to vote on the Misonix merger proposal, will each have the same effect as a vote “AGAINST” the Misonix merger proposal.

Assuming a quorum is present at the Misonix special meeting, approval of the Misonix compensation proposal requires the affirmative vote of the holders of a majority of the votes cast on the Misonix compensation proposal by holders of Misonix common stock present or represented by proxy at the Misonix special meeting. For the Misonix compensation proposal, a Misonix stockholder may indicate “FOR,” “AGAINST” or “ABSTAIN” on the proxy card. For purposes of determining the number of votes cast with respect to the Misonix compensation proposal, only those votes cast “FOR” or “AGAINST” are included. Brokerage firms and nominees will not have the authority to vote their customers’ unvoted shares on the Misonix compensation proposal or to vote their customers’ shares if the customers have not furnished voting instructions within a specified period of time prior to the Misonix special meeting. Abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the meeting and therefore will have no effect on the outcome of the vote for the Misonix compensation proposal. Approval of the Misonix compensation proposal is not a condition to completion of the mergers, and the vote with respect to this proposal is advisory only and will not be binding on Misonix, the surviving corporation, the surviving company or Bioventus. If the mergers are completed, the transactions-related executive compensation may be paid to Misonix’s named executive officers to the extent payable in accordance with the terms of the compensation arrangements even if Misonix stockholders fail to approve, by non-binding, advisory vote, the Misonix compensation proposal.

Whether or not a quorum is present at the Misonix special meeting, approval of the Misonix adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Misonix common stock present or represented by proxy at the Misonix special meeting. Accordingly, any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Misonix adjournment proposal. An abstention, or other failure of any shares of Misonix common stock present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix adjournment proposal to vote on the Misonix adjournment proposal, will have the same effect as a vote “AGAINST” the Misonix adjournment proposal. However, if a Misonix stockholder who holds shares of Misonix common stock in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Misonix adjournment proposal, voting power will deemed to be withheld with respect to the Misonix adjournment proposal and such failure to provide voting instructions will have no effect on the Misonix adjournment proposal.

Support Agreements

Subsequent to the execution of the merger agreement, Misonix entered into a voting agreement (the “Bioventus support agreement”) with EW Healthcare Partners Acquisition Fund, L.P., White Pine Medical, LLC (a subsidiary of EW Partners Acquisition Fund, L.P.), Smith & Nephew, Inc., Smith & Nephew USD Ltd and AMP-CF Holdings, LLC (together, the “Bioventus supporting stockholders”), pursuant to which such stockholders have agreed, among other things, to vote the shares of Bioventus common stock that they beneficially own at the time such vote is taken in favor of Bioventus share issuance proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the transaction. As of the record date for the Bioventus special meeting, such stockholders beneficially own approximately [●]% of the outstanding shares of Bioventus common stock. Therefore, the Bioventus supporting stockholders hold a sufficient number of shares of Bioventus common stock in order to approve the Bioventus share issuance proposal. On July 29, 2021, in connection with execution of the merger agreement, each of the Bioventus supporting stockholders have entered into lock up agreements with Bioventus (each a “lock up agreement”) restricting the sale and transfer of the capital stock of Bioventus for a period of 90 or 180 days, subject to the terms of the lock up agreement.

Subsequent to the execution of the merger agreement, Bioventus entered into a voting agreement (the “Misonix support agreement”) with each of Stavros G. Vizirgianakis, 1315 Capital, LLC, SV Life Sciences Fund VI

Strategic Partners, L.P. and SV Life Sciences Fund VI, L.P. (together, the “Misonix supporting stockholders”), pursuant to which such stockholders have agreed, among other things, to vote the shares of Misonix common stock that they own at the time such vote is taken in favor of the Misonix merger proposal and Misonix compensation proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the transaction. As of the record date for the Misonix special meeting, the Misonix supporting stockholders beneficially own approximately [●]% of the outstanding shares of Misonix common stock.

Interests of Bioventus Directors and Executive Officers in the Mergers (Page [322])

Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, Bioventus directors and executive officers do not have interests in the mergers that are different from, or in addition to, the interests of other Bioventus stockholders generally. See “Interests of Bioventus Directors and Executive Officers in the Mergers.”

Interests of Misonix Directors and Executive Officers in the Merger (Page [323])

In considering the recommendations of the Misonix board, Misonix stockholders should be aware that Misonix directors and executive officers have interests in the mergers, including financial interests, which may be different from, or in addition to, the interests of other Misonix stockholders generally. The Misonix board was aware of and considered these interests, among other matters, when it determined that the mergers are fair to and in the best interests of Misonix and its stockholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby, and recommending that Misonix stockholders approve the Misonix mergers. These interests are discussed in more detail under “Interests of Misonix Directors and Executive Officers in the Mergers.”

For an estimate of the value of the benefits and financial interests that the Misonix named executive officers may become eligible to receive as a result of their interests in the mergers, assuming, among other things, that the merger was completed on August 31, 2021 and each such named executive officer experienced a qualifying termination of employment immediately thereafter, see “Interests of Misonix Directors and Executive Officers in the Mergers—Quantification of Payments and Benefits to Misonix Named Executive Officers—Golden Parachute Compensation.”

Governance of the Combined Company (Page [205])

Bioventus has agreed to appoint Stavros Vizirgianakis and Patrick Beyer, each a member of the Misonix board, the opportunity to join the Bioventus board as of the effective time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

No other governance changes are planned in connection with the mergers.

Organizational Documents and Directors and Officers of the Surviving Corporation (Page [205])

At the effective time, Misonix’s certificate of incorporation as in effect immediately prior to the effective time and Misonix’s bylaws as in effect immediately prior to the effective time will continue to be the certificate of incorporation and the bylaws of the surviving company of the first merger. At the second effective time, the certificate of formation and the limited liability company agreement of Merger Sub II in effect immediately prior to the second effective time, will continue to be the certificate of formation and the limited liability company agreement of Merger Sub II, as the surviving entity of the second merger.

Certain Beneficial Owners of Bioventus Common Stock (Page [354])

At the close of business on September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, Bioventus directors and executive officers and their affiliates, as a group, owned and were entitled to vote less than 1% of the shares of Bioventus common stock outstanding on such date. Although none of them has entered into any agreement obligating them to do so, Bioventus currently expects that all Bioventus directors and executive officers will vote their shares “FOR” the Bioventus share issuance proposal and “FOR” the Bioventus adjournment proposal. For more information regarding the security ownership of Bioventus directors and executive officers, see “Certain Beneficial Owners of Bioventus Common Stock—Security Ownership of Bioventus Directors and Executive Officers.”

Certain Beneficial Owners of Misonix Common Stock (Page 357)

At the close of business on September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/ prospectus, Misonix directors and executive officers and their affiliates, as a group, owned and were entitled to vote approximately 31.62% of the shares of Misonix common stock outstanding on such date. On July 29, 2021, Stavros Vizirgianakis, Misonix’s Chief Executive Officer and Director, entered into a Voting and Support Agreement with Bioventus and the stockholders named therein, pursuant to which he agreed to, among other things, vote his shares of Misonix common stock in favor of the adoption of the Misonix merger proposal. Although no Misonix director or executive officer other than Mr. Vizirgianakis has entered into any agreement obligating them to vote their shares of Misonix common stock in favor of the proposals at the special meeting, Misonix currently expects that all Misonix directors and executive officers will vote their shares of Misonix common stock “FOR” the Misonix merger proposal, “FOR” the Misonix compensation proposal and “FOR” the Misonix adjournment proposal. See “Interests of Misonix Directors and Executive Officers in the Merger” and the arrangements described in Misonix’s Annual Report on Form 10-K, which is incorporated by reference in this joint proxy statement/prospectus.

Regulatory Approvals (Page 195)

Bioventus, Merger Sub I, Merger Sub II and Misonix have each agreed to cooperate with each other and to use (and to cause their subsidiaries to use) reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to cause the conditions to the closing to be satisfied as promptly as reasonably practicable (and in any event no later than the end date) and to consummate and make effective the transactions contemplated by the merger agreement, including to obtain all required regulatory approvals as promptly as practicable, subject to certain limits. See “The Mergers—Regulatory Approvals.”

The obligations of Bioventus and Misonix to consummate the mergers are subject to, among other conditions, the termination or expiration of any waiting period (or any extension thereof) applicable to the transactions contemplated by the merger agreement under the HSR Act.

Ownership of the Combined Company (Page 196)

Based on the number of shares of Bioventus and Misonix common stock outstanding as of September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the merger, former Misonix stockholders are expected to own approximately 25% of the outstanding shares of Bioventus common stock and Bioventus stockholders immediately prior to the merger are expected to own approximately 75% of the outstanding shares of Bioventus common stock. The relative ownership interests of Bioventus stockholders and former Misonix stockholders in the combined company immediately following the merger will depend on the number of shares of Bioventus and Misonix common stock issued and outstanding immediately prior to the merger.

Appraisal Rights (Page 346)

Pursuant to Section 262 of the DGCL, Misonix stockholders who do not vote in favor of Misonix merger proposal and who comply with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of such shares by the Delaware Court of Chancery and to receive payment in cash of the fair value of those shares. It is possible that the fair value as determined by the Delaware Court of Chancery may be more or less than, or the same as, the per share value of the merger consideration.

Misonix stockholders who wish to preserve their appraisal rights must make a demand for appraisal prior to the time the Misonix stockholder vote is taken on the Misonix merger proposal. In addition to submitting a demand for appraisal, such Misonix stockholders must continuously hold such shares through the effective time, must not vote in favor of the Misonix merger proposal, must not surrender their shares in exchange for the merger consideration, and must otherwise follow the procedures prescribed by Section 262 of the DGCL.

You are encouraged to read Section 262 of the DGCL carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Misonix stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section entitled “Appraisal Rights” of this joint proxy statement/prospectus for additional information and the text of Section 262 of the DGCL reproduced in its entirety as Annex D to this proxy statement/prospectus.

Bioventus stockholders are not entitled to appraisal rights in connection with the mergers.

Conditions to the Completion of the Mergers (Page [223])

The obligations of each of Bioventus and Misonix to complete the mergers are subject to the satisfaction or waiver, as of the closing, of each of the following conditions:

•

the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part must have become effective in accordance with the provisions of the Securities Act, no stop order may have been issued by the SEC and remain in effect with respect to the Form S-4 and no proceedings for that purpose may have been commenced or threatened in writing by the SEC and not withdrawn;

•	approval by Misonix stockholders of the Misonix merger proposal must have been obtained;

•	approval by Bioventus stockholders of the Bioventus share issuance proposal must have been obtained;

•

any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the mergers for any period of time) applicable to the consummation of the mergers under the HSR Act must have expired or been terminated by the relevant governmental entity, and there must be no pending agreement between Bioventus and any governmental entity not to close;

•

the shares of Bioventus class A common stock to be issued pursuant to the first merger, including the shares of Bioventus class A common stock to be issued upon the exercise of converted Misonix stock options and upon vesting of converted Misonix RSUs, must have been approved for listing (subject to notice of issuance) on Nasdaq; and

•

no law or order preventing, enjoining or making illegal the consummation of the mergers may have been entered, issued or adopted by any court of competent jurisdiction or other governmental entity of competent jurisdiction and remain in effect.

In addition, each party’s obligation to complete the mergers is subject to, among other things, the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the merger agreement, and the absence of the occurrence of any material adverse effect.

Neither Bioventus nor Misonix can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

See “The Merger Agreement—Conditions to the Completion of the Mergers.”

No Solicitation of Acquisition Proposals (Page [211])

As more fully described under “The Merger Agreement—No Solicitation of Acquisition Proposals,” subject to the exceptions summarized below, Bioventus and Misonix have each agreed that they will not (a) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any person (other than, in the case of Misonix, Bioventus or in the case of Bioventus, Misonix, or its respective affiliates and representatives) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined under “The Merger Agreement—No Solicitation of Acquisition Proposals”) (with certain exceptions related to each board of directors informing itself of an acquisition proposal), (b) furnish any information regarding such party or its subsidiaries (other than to the other party and its subsidiaries) or afford access to such party’s or its subsidiaries’ representatives, books, records or property, in each case in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal, (c) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person (other than, in the case of Bioventus, Misonix, or in the case of Misonix, Bioventus, or its respective representatives) with respect to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (with certain exceptions related to each board of directors informing itself of an acquisition proposal), (d) approve, adopt, recommend, agree to or enter into, or publicly propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment or agreement in principle with respect to any acquisition proposal or (e) resolve or agree to do any of the foregoing.

Notwithstanding the restrictions described above, if at any time prior to obtaining approval of the Misonix merger proposal, in the case of Misonix, or the Bioventus share issuance proposal, in the case of Bioventus, Bioventus or Misonix, as applicable, receives a bona fide, written acquisition proposal after the date of the merger agreement that did not result from a breach of the non-solicitation provisions in the merger agreement and that the Bioventus board or the Misonix board, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisor) that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal (as defined under “The Merger Agreement—No Solicitation of Acquisition Proposals”), Bioventus or Misonix, as applicable, may (a) engage in discussions or negotiations with the party making such acquisition proposal and (b) following the receipt from such party making the acquisition proposal, (or there is then in effect with such party) an executed confidentiality agreement with nondisclosure provisions at least as restrictive of such third party as the non-disclosure agreement with Bioventus or Misonix, as applicable, furnish information to such party with respect to Bioventus or Misonix, as applicable, in either case, subject to certain conditions and obligations in the merger agreement.

Bioventus and Misonix have also agreed to notify the other (a) promptly following (and in any event, within 48 hours of the receipt of) any acquisition proposal or any inquiry or request for information with respect to an acquisition proposal or that is reasonably likely to lead to an acquisition proposal and (b) to keep the other party reasonably informed on a current basis (and in any event, within 48 hours) as to the status of any acquisition proposal, including informing the other party of any material change to such acquisition proposal’s terms, the status of any negotiations, and any change in its intentions. See “The Merger Agreement—No Solicitation of Acquisition Proposals.”

No Change of Recommendation (Page [214])

The merger agreement provides that, among other restrictions and subject to certain exceptions, neither the Bioventus board nor the Misonix board may (a) withhold, withdraw, modify, amend or qualify (or publicly propose to do so), in a manner adverse the other party, the Bioventus board’s recommendation to Bioventus stockholders to approve the share issuance or the Misonix board’s recommendation to Misonix stockholders to adopt the merger agreement, as applicable, or (b) approve, recommend or declare advisable (or publicly propose to do so) any acquisition proposal.

Notwithstanding the restrictions described above, at any time prior to obtaining the approval by Bioventus stockholders of the Bioventus share issuance proposal or by Misonix stockholders of the Misonix merger proposal, as the case may be, the Bioventus board or the Misonix board, as applicable, may make a change of recommendation and/or terminate the merger agreement to concurrently enter into a definitive agreement with respect to an acquisition proposal if it determines in good faith (after consultation with its outside legal counsel and financial advisor) that such acquisition proposal is a superior proposal and that failure to take such action with respect to such acquisition proposal would reasonably be expected to be inconsistent with the such board of directors’ fiduciary duties to such party and its stockholders under applicable laws (and subject to compliance with certain obligations set forth in the merger agreement, including providing the other party with prior notice and the opportunity to negotiate for a period to make such acquisition proposal no longer a superior proposal and payment of a the applicable termination fee in connection with any such termination of the merger agreement).

In addition, the Bioventus board or the Misonix board, as the case may be, is permitted under certain circumstances, prior to obtaining stockholder approval of the Bioventus share issuance proposal, in the case of Bioventus, or the Misonix merger proposal, in the case of Misonix, and subject to compliance with certain obligations set forth in the merger agreement (including providing the other party with prior notice and the opportunity to negotiate during such notice period to amend the terms of the merger agreement) to make a change of recommendation in response to an intervening event (unrelated to an acquisition proposal) if the Bioventus board or the Misonix board, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties. See “The Merger Agreement—No Change of Recommendation.”

Termination of the Merger Agreement (Page [225])

The merger agreement may be terminated:

•	by mutual written consent of Bioventus and Misonix at any time prior to the effective time;

•

by either Bioventus or Misonix, if the merger has not been consummated at or prior to the end date, provided, that the end date will be automatically extended in the event the only closing condition not satisfied or waived is the condition related to antitrust laws (however, a party may not terminate the merger agreement if such party’s material breach of any of its obligations under the merger agreement materially contributed to the failure of the closing to have occurred by the end date);

•

by either Bioventus or Misonix at any time prior to the effective time if a relevant legal restraint permanently preventing, enjoining or making illegal the consummation of the mergers shall have become final and non-appealable; provided, that the party seeking to terminate the merger agreement must have used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint in accordance with the merger agreement;

•

by Bioventus at any time prior to Misonix obtaining its required stockholder approval, if the Misonix board has made a change in recommendation or Misonix has willfully breached in any material respect the covenants applicable to it regarding non-solicitation, special meetings and changes in recommendation;

•

by Misonix at any time prior to Bioventus obtaining its required stockholder approval, if (a) the Bioventus board has made a change in recommendation, (b) Bioventus has willfully breached in any material respect the covenants applicable to it regarding non-solicitation, special meetings and changes in recommendation or (c) if Bioventus has materially breached its representations and warranties regarding financing and solvency under the merger agreement or its covenants regarding financing and financing cooperation under the merger agreement, and (i) any such breach is not cured by the earlier of the end date or prior to the twentieth business day after Misonix gives written notice of such breach to Bioventus, (ii) all of the conditions, the satisfaction or waiver of which would be necessary to trigger the obligation of Bioventus to consummate the mergers (not including the condition related to the certificate to be provided by Misonix), have been satisfied and continue to be satisfied (other than those conditions that by their nature cannot be satisfied other than at the closing), (iii) Misonix has committed to Bioventus that Misonix is ready, willing and able to consummate the transactions contemplated by the merger agreement, and (iv) Bioventus, Merger Sub I or Merger Sub II fails to consummate the transactions contemplated by the merger agreement by the earlier of the end date or within two business days following the written notice delivered by Misonix to Bioventus following the expiration of the cure period specified above;

•

by Misonix, if prior to obtaining its required stockholder approval, (a) the Misonix board has authorized Misonix to enter into a definitive agreement relating to a superior proposal in material compliance with the merger agreement and (b) substantially concurrently with the termination of the merger agreement, Misonix enters into the definitive agreement relating to a superior proposal and pays Bioventus the applicable termination fee pursuant to the merger agreement;

•

by either Bioventus or Misonix, if the approval by Misonix stockholders of the Misonix merger proposal has not been obtained after a vote on approval of such proposal has been taken at the Misonix special meeting (including any postponement or adjournment thereof);

•

by either Bioventus or Misonix, if the approval by Bioventus stockholders of the Bioventus share issuance proposal has not been obtained after a vote on approval of such proposal has been taken at the Bioventus special meeting (including any postponement or adjournment thereof);

•

by Bioventus (a) if any of Misonix’s representations and warranties contained in the merger agreement are inaccurate such that the conditions to closing would not be satisfied or (b) if Misonix has breached any covenant in the merger agreement and such breach would result in the failure of a condition to closing, provided, that if an inaccuracy in any of Misonix’s representations and warranties or a breach of a covenant of Misonix is curable by Misonix by the end date and Misonix is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Bioventus may not terminate the merger agreement under this paragraph on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty business days commencing on the date that Misonix receives written notice of such inaccuracy or breach from Bioventus; provided, further, that Bioventus shall not have the right to terminate the merger agreement pursuant to this paragraph if Bioventus is then in breach of any of its representations, warranties or agreements contained in the merger agreement, which breach would give rise to the failure of a condition to closing; or

•

by Misonix if: (a) any of Bioventus’, Merger Sub I’s or Merger Sub II’s representations and warranties contained in the merger agreement are inaccurate such that the conditions to closing would not be satisfied; or (b) any of Bioventus’ covenants contained in the merger agreement will have been breached such that the conditions to closing would not be satisfied; provided, however, that for purposes of clauses (a) and (b) above, if an inaccuracy in any of Bioventus’, Merger Sub I’s or Merger Sub II’s representations and warranties or a breach of a covenant of Bioventus is curable by Bioventus by the end date and Bioventus is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Misonix may not terminate the merger agreement under this paragraph on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty business days commencing on the date that Bioventus receives written notice of such inaccuracy or breach from Misonix; provided, further, that Misonix shall not have the right to terminate the merger agreement pursuant to this paragraph if Misonix is then in breach of any of its representations, warranties or agreements contained in the merger agreement, which breach would give rise to the failure of a condition to closing.

See “The Merger Agreement—Termination of the Merger Agreement.”

Termination Fee (Page [227])

Bioventus and Misonix have each agreed to pay a termination fee of $20,661,000 in cash (the “termination fee”) to the other party, if the merger agreement is terminated in certain circumstances involving a change of recommendation, breach of certain covenants of such party or termination of the merger agreement to enter into a superior proposal, in each case by the party obligated to pay the fee. Bioventus and Misonix are also required to pay the applicable termination fee if the party obligated to pay the termination fee enters into or consummates a superior proposal following certain terminations of the merger agreement, including a termination due to such party’s failure to obtain the required stockholder approval.

A termination fee will be payable by a party only once and not in duplication even though the termination fee may be payable by such party pursuant to multiple circumstances. Furthermore, except in the case of fraud or intentional and material breach of the merger agreement, if a party receives a termination fee, then the termination fee will be the recipient’s sole and exclusive remedy against the other party, its affiliates and its and their respective representatives in connection with the merger agreement. See “The Merger Agreement—Termination Fee.”

Accounting Treatment (Page 196)

Bioventus prepares its financial statements in accordance with GAAP. The mergers will be accounted for using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations, with Bioventus representing the accounting acquirer under this guidance. Bioventus will record assets acquired, including identifiable intangible assets, and liabilities assumed from Misonix at their respective fair values at the date of completion of the mergers. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Bioventus after completion of the mergers will reflect Misonix after completion of the mergers, but will not be restated retroactively to reflect the historical financial condition or results of operations of Misonix. The earnings of Bioventus following completion of the mergers will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense and amortization expense. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Bioventus determines that tangible or intangible assets (including goodwill) are impaired, Bioventus would record an impairment charge at that time.

U.S. Federal Income Tax Consequences of the Mergers (Page [200])

For U.S. federal income tax purposes, the first merger and the second merger, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the mergers so qualify, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the First Merger

and Second Merger”) of Misonix common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Misonix common stock for Bioventus class A common stock in the mergers, except with respect to cash received by Misonix stockholders in lieu of fractional shares of Bioventus common stock, but a U.S. holder of Misonix common stock generally will recognize any gain for U.S. federal income tax purposes upon the exchange of Misonix common stock for cash consideration.

See “Material U.S. Federal Income Tax Consequences of the First Merger and Second Merger” for a more complete description of certain U.S. federal income tax consequences of the mergers. You are urged to consult your own tax advisor as to the specific tax consequences to you of the mergers in light of your particular circumstances.

Comparison of Stockholders’ Rights (Page [203])

Upon completion of the merger, Misonix stockholders receiving shares of Bioventus common stock will become Bioventus stockholders. The rights of Bioventus stockholders will be governed by the DGCL and the Bioventus charter and bylaws in effect at the effective time. As Bioventus and Misonix are both Delaware corporations, the rights of Bioventus and Misonix stockholders are not materially different. However, there are certain differences in the rights of Bioventus stockholders under the Bioventus charter and bylaws and of Misonix stockholders under the Misonix charter and bylaws. See “Comparison of Stockholders’ Rights.”

Listing of Bioventus Common Stock; Delisting and Deregistration of Misonix Common Stock (Page [197])

It is a condition to the merger that the shares of Bioventus common stock to be issued to Misonix stockholders in the merger be approved for listing on Nasdaq, subject to official notice of issuance. If the transaction is completed, Misonix common stock will be delisted from Nasdaq and deregistered under the Exchange Act, following which Misonix will no longer be required to file periodic reports with the SEC with respect to Misonix common stock.

Misonix has agreed to cooperate with Bioventus prior to the closing to cause the Misonix common stock to be delisted from Nasdaq and be deregistered under the Exchange Act as soon as practicable after the effective time.

Risk Factors (Page [38])

In evaluating the merger agreement, the merger and the share issuance, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed under “Risk Factors.”

Recent Developments

On July 15, 2020, BV LLC made a $15.0 million equity investment in CartiHeal (2009) Ltd. (“CartiHeal”), a privately-held company headquartered in Israel and developer of the proprietary Agili-C implant for the treatment of joint surface lesions in traumatic and osteoarthritic joints. Concurrent with the July 15, 2020 investment, BV LLC entered into an Option and Equity Purchase Agreement with CartiHeal and its shareholders, which provides BV LLC with an exclusive option to acquire 100% of CartiHeal’s shares, or the Call Option, and provides CartiHeal with a put option that would require BV LLC to purchase 100% of CartiHeal’s shares under certain conditions, or the Put Option. The Call Option is exercisable by BV LLC at any time. The Put Option is only exercisable by CartiHeal upon pivotal clinical trial success, including achievement of certain secondary endpoints and FDA approval of the Agili-C device with a label consistent in all respects with pivotal clinical trial success. If not previously exercised, the Call Option and the Put Option terminate 45 days following FDA approval of Agili-C (subject to final review by BV LLC of updated disclosures by CartiHeal). Should the Put Option or Call Option be exercised and the acquisition of CartiHeal consummated, consideration for the acquisition of all of the shares of CartiHeal pursuant to the Option and Equity Purchase Agreement would be $350.0 million in cash, subject to customary adjustments, all of which would be payable at closing, with an additional $150.0 million payable upon achievement of certain sales milestones related to Agili-C.

On August 27, 2021, the Bioventus board, after its review of the statistical report for CartiHeal’s pivotal clinical trial and determination that the results of the statistical report indicated a Pivotal Clinical Trial Success (as contemplated by the Option and Equity Purchase Agreement), approved BV LLC’s continued pursuit of a potential acquisition of CartiHeal. BV LLC thereafter deposited $50.0 million in escrow in accordance with the terms of the Option and Equity Purchase Agreement. Should the Put Option or Call Option be exercised and the acquisition of CartiHeal consummated, the escrowed funds will be applied towards the consideration payable by BV LLC pursuant to the Option and Equity Purchase Agreement. The closing of the transaction is subject to, among other things (including customary closing conditions), the valid exercise of the Call Option or the Put Option. CartiHeal plans to submit the clinical module of their PMA later this year, and the decision from the FDA is expected in the second half of 2022.

MARKET PRICE AND DIVIDEND INFORMATION

Bioventus Class A Common Stock

Bioventus class A common stock is currently listed on The Nasdaq Global Select Market under the symbol “BVS.”

The closing price of Bioventus class A common stock on July 28, 2021, the trading day immediately prior to the public announcement of the Merger on July 29, 2021, as reported on The Nasdaq Global Select Market, was $17.15 per share.

Because the market price of Bioventus class A common stock is subject to fluctuation, the market value of the shares of Bioventus class A common stock that Misonix stockholders who elect the stock election consideration will be entitled to receive in the first merger may increase or decrease.

As of [●], 2021, the record date for the Bioventus special meeting, there were approximately [●] holders of record of Bioventus class A common stock.

Dividends

Bioventus has never declared or paid any cash dividends on Bioventus class A common stock and does not anticipate paying cash dividends on Bioventus class A common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the mergers will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, the documents that Bioventus and Misonix refer you to in the registration statement and oral statements made or to be made by Bioventus and Misonix include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the “safe harbor provisions.” Statements contained or incorporated by reference in the registration statement of which this joint proxy statement/prospectus forms a part that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of Bioventus and Misonix management relating to the merger and future financial condition and performance. Words such as “believe,” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. Investors are cautioned that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond the control of both companies, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Although these forward-looking statements are based on assumptions that Bioventus and Misonix management, as applicable, believe to be reasonable, they can give no assurance that these expectations will prove to be correct. Investors are cautioned not to place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•

the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Bioventus to pay a termination fee to Misonix or require Misonix to pay a termination fee to Bioventus;

•

uncertainties related to the timing of the receipt of required regulatory approvals for the merger and the possibility that Bioventus and Misonix may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all;

•

the price of Bioventus and Misonix common stock could change before the completion of the merger, including as a result of uncertainty as to the long-term value of the common stock of the combined company or as a result of broader stock market movements;

•

the possibility that the parties are unable to complete the merger due to the failure of Bioventus stockholders to approve the share issuance or of Misonix stockholders to adopt the merger agreement, or the failure to satisfy any of the other conditions to the completion of the merger, or unexpected delays in satisfying any conditions;

•	delays in closing, or the failure to close, the merger for any reason, could negatively impact Bioventus, Misonix or the combined company;

•

risks that the pendency or completion of the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations, which may adversely impact Bioventus’s or Misonix’s respective businesses;

•

difficulties or delays in integrating the businesses of Bioventus and Misonix following completion of the merger or fully realizing the anticipated synergies or other benefits expected from the merger;

•	certain restrictions during the pendency of the proposed merger that may impact the ability of Bioventus or Misonix to pursue certain business opportunities or strategic transactions;

•	the risk of legal proceedings that have been or may be instituted against Bioventus, Misonix, their directors and/or others relating to the merger;

•	risks related to the diversion of the attention and time of Bioventus or Misonix management from ongoing business concerns;

•

the risk that the proposed merger or any announcement relating to the proposed merger could have an adverse effect on the ability of Bioventus or Misonix to retain and hire key personnel or maintain relationships with customers, suppliers, distributors, vendors, strategic partners or other third parties, including regulators and other governmental authorities or agencies, or on Bioventus’s or Misonix’s respective operating results and businesses generally;

•	the potentially significant amount of any costs, fees, expenses, impairments or charges related to the merger;

•

the potential dilution of Bioventus and Misonix stockholders’ ownership percentage of the combined company as compared to their ownership percentage of Bioventus or Misonix, as applicable, prior to the merger;

•	the business, economic, political and other conditions in the countries in which Bioventus or Misonix operate;

•

events beyond the control of Bioventus and Misonix, such as acts of terrorism or the continuation or worsening of the COVID-19 pandemic and changes in applicable law, including changes in Bioventus’s or Misonix’s estimates of their expected tax rate based on current tax law;

•	the potential dilution of the combined company’s earnings per share as a result of the merger;

•	Bioventus and Misonix directors and executive officers having interests in the merger that are different from, or in addition to, the interests of Bioventus and Misonix stockholders generally; and

•

the possibility that the combined company’s results of operations, cash flows and financial position after the merger may differ materially from the unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus.

For further discussion of these and other risks, contingencies and uncertainties applicable to Bioventus and Misonix, their respective businesses and the proposed merger, see “Risk Factors” in this joint proxy statement/prospectus and in similarly titled sections in Bioventus’s and Misonix’s other filings with the SEC that are incorporated by reference herein. See “Where You Can Find More Information.”

All subsequent written or oral forward-looking statements attributable to Bioventus, Misonix or any person acting on either of their behalf are expressly qualified in their entirety by these cautionary statements. Neither Bioventus nor Misonix is under any obligation to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, and each expressly disclaims any obligation to do so, except as may be required by law.

RISK FACTORS

In considering how to vote on the proposals to be considered and voted on at the Bioventus and Misonix special meetings, you are urged to carefully consider all of the information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.” You should also read and consider the risks associated with each of the businesses of Bioventus and Misonix because those risks will affect the combined company. The risks associated with the business of Bioventus are presented below and the risks associated with the business of Misonix can be found in Misonix Annual Report on Form 10-K for the fiscal year ended June 30, 2021, as such risks may be updated or supplemented in Misonix’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), each of which is incorporated by reference in this joint proxy statement/prospectus. In addition, you are urged to carefully consider the following material risks relating to the merger and the businesses of Bioventus, Misonix and the combined company.

Risk Factor Summary

Risks Relating to the Mergers

•

Because the exchange ratio is fixed and will not be adjusted in the event of any change in the price of either Bioventus or Misonix common stock, the value of the consideration that Misonix stockholders will receive in the first merger is uncertain.

•	The market price of Bioventus common stock will continue to fluctuate after the mergers.

•	The mergers may not be completed and the merger agreement may be terminated in accordance with its terms.

•	The termination of the merger agreement could negatively impact Bioventus or Misonix and the trading prices of the Bioventus or Misonix common stock.

Risks Relating to the Combined Company

•

Combining the businesses of Bioventus and Misonix may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock.

•	The failure to successfully integrate the businesses and operations of Bioventus and Misonix in the expected time frame may adversely affect the combined company’s future results.

•

The combined company may not be able to retain customers, suppliers or distributors, or customers, suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Bioventus or Misonix.

•	The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

•

The Bioventus and Misonix unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma condensed combined financial information included in this document is preliminary and the combined company’s actual financial position and results of operations after the transaction may differ materially from these estimates and the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the transaction.

Risks Relating to Bioventus

•	Bioventus’ business may continue to experience adverse impacts as a result of the COVID-19 pandemic.

•	Bioventus is highly dependent on a limited number of products.

•	Bioventus’ long-term growth depends on its ability to develop, acquire and commercialize new products, line extensions or expanded indications.

•	Bioventus may be unable to successfully commercialize newly developed or acquired products or therapies in the United States.

•	Bioventus’ products and operations are subject to extensive governmental regulation, and its failure to comply with applicable requirements could cause its business to suffer.

•

Bioventus may be subject to enforcement action if it engages in improper claims submission practices and resulting audits or denials of Bioventus’ claims by government agencies could reduce Bioventus’ net sales or profits.

•

The FDA regulatory process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent Bioventus from commercializing its products.

•	Protection of Bioventus’ intellectual property rights may be difficult and costly, and Bioventus’ inability to protect its intellectual property could adversely affect its competitive position.

•

Bioventus depends on certain technologies that are licensed to it. Bioventus does not control the intellectual property rights covering these technologies and any loss of Bioventus’ rights to these technologies or the rights licensed to Bioventus could prevent Bioventus from selling Bioventus’ products, which could adversely impact its business, results of operations and financial condition.

•

In the past, Bioventus identified material weaknesses in its internal control over financial reporting. If Bioventus experiences additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Bioventus may not be able to accurately or timely requirements applicable to public companies, which may adversely affect investor confidence in Bioventus, and, as a result, the market price of Bioventus class A common stock.

•

Bioventus is a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•

Bioventus’ principal asset is Bioventus’ interest in BV LLC, and, accordingly, Bioventus depends on distributions from BV LLC to pay Bioventus’ taxes and expenses, including payments under the Tax Receivable Agreement. BV LLC’s ability to make such distributions may be subject to various limitations and restrictions.

•

The TRA with Smith & Nephew, Inc. (“the continuing LLC owner”) requires Bioventus to make cash payments to it in respect of certain tax benefits to which Bioventus is or may become entitled, and Bioventus expects that the payments it will be required to make could be significant.

•	Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make Bioventus class A common stock less attractive to investors.

Risks Relating to the Mergers

Because the exchange ratio is fixed and will not be adjusted in the event of any change in the price of either Bioventus or Misonix common stock, the value of the consideration that Misonix stockholders will receive in the first merger is uncertain.

Upon completion of the first merger, each issued and outstanding share of Misonix common stock (other than treasury shares and shares held by Bioventus, Merger Sub I or Merger Sub II and shares held by Misonix stockholders who have not voted in favor of the Misonix merger proposal and prefected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be converted into the right to receive either an amount in cash equal to $28.00 or 1.6839 validly issued, fully paid and non-assessable shares of Bioventus class A common stock, based on the election of the holder thereof and subject to proration in accordance with the terms of the merger agreement. Bioventus stockholders will continue to own their existing shares of Bioventus common stock. The exchange ratio for the stock election consideration is fixed in the merger agreement and will not be adjusted for changes in the market price of either Bioventus or Misonix common stock prior to the completion of the mergers. The market prices of Bioventus and Misonix common stock have fluctuated prior to and after the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the dates of the Bioventus and Misonix special meetings, and through the date the mergers are consummated.

Because the exchange ratio is fixed, the market value of the stock election consideration to Misonix stockholders will fluctuate with the market price of the Bioventus class A common stock and will not be known at the time that Misonix stockholders vote on the mergers. Similarly, Bioventus stockholders will not know or be able to determine at the time of the Bioventus special meeting the market value of the shares of Bioventus common stock to be issued to those Misonix stockholders receiving the stock election consideration pursuant to the merger agreement compared to the market value of the shares of Misonix common stock that are being exchanged in the first merger.

Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Bioventus’ or Misonix’s respective businesses, operations and prospects, the uncertainty as to the extent of the duration, scope and impact of the COVID-19 pandemic, market assessments of the likelihood that the mergers will be completed, interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of Bioventus and Misonix common stock, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which Bioventus and Misonix operate, and the timing of the mergers and receipt of required regulatory approvals.

Many of these factors are beyond the control of Bioventus and Misonix, and neither Bioventus nor Misonix is permitted to terminate the merger agreement solely due to a decline in the market price of the common stock of the other party. You are urged to obtain current market quotations for Bioventus and Misonix common stock in determining whether to vote in favor of the Bioventus share issuance proposal, in the case of Bioventus stockholders, or the Misonix merger proposal, in the case of Misonix stockholders.

The market price of Bioventus common stock will continue to fluctuate after the mergers.

Upon completion of the first merger, Misonix stockholders who receive the stock election consideration will become holders of Bioventus common stock. The market price of the common stock of the combined company will continue to fluctuate, potentially significantly, following completion of the mergers, including for the reasons described above. As a result, former Misonix stockholders could lose some or all of the value of their investment in Bioventus common stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the Bioventus common stock received in the first merger, regardless of the combined company’s actual operating performance.

The mergers may not be completed and the merger agreement may be terminated in accordance with its terms.

The mergers are subject to a number of conditions that must be satisfied, including the approval by Bioventus stockholders of the Bioventus share issuance proposal and approval by Misonix stockholders of the Misonix merger proposal, or waived (to the extent permitted), in each case prior to the completion of the mergers. These conditions are described under “The Merger Agreement—Conditions to the Completion of the Mergers.” These conditions to the completion of the mergers, some of which are beyond the control of Bioventus and Misonix, may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or not completed.

Additionally, either Bioventus or Misonix may terminate the merger agreement under certain circumstances, including, among other reasons, if the mergers are not completed by the end date. Under the merger agreement, Bioventus and Misonix will each be required to pay a termination fee of $20,661,000 to the other party if the merger agreement is terminated in certain circumstances, including if the respective party’s board changes its recommendation in connection with the mergers. Additionally, Misonix may terminate the merger agreement if it enters into an alternative acquisition agreement with respect to a superior proposal and pays Bioventus the termination fee. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by Bioventus or Misonix.

The termination of the merger agreement could negatively impact Bioventus or Misonix and the trading prices of the Bioventus or Misonix common stock.

If the mergers are not completed for any reason, including because Bioventus stockholders fail to approve the Bioventus share issuance proposal or because Misonix stockholders fail to approve the Misonix merger proposal, the ongoing businesses of Bioventus and Misonix may be adversely affected and, without realizing any of the expected benefits of having completed the mergers, Bioventus and Misonix would be subject to a number of risks, including the following:

•	each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	each company may experience negative reactions from its customers, suppliers, distributors and employees;

•

each company will be required to pay its respective costs relating to the mergers, such as financial advisory, legal, financing and accounting costs and associated fees and expenses, whether or not the mergers are completed;

•

the merger agreement places certain restrictions on the conduct of each company’s business prior to completion of the mergers and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), which may have prevented Bioventus and Misonix from taking actions during the pendency of the mergers that would have been beneficial (see “The Merger Agreement—Conduct of Business Prior to Completion of the Mergers” for a description of the restrictive covenants applicable to Bioventus and Misonix); and

•

matters relating to the mergers (including integration planning) will require substantial commitments of time and resources by Bioventus and Misonix management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to Bioventus or Misonix, as applicable, as an independent company.

The market price for shares of Bioventus common stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of Bioventus or Misonix common stock.

Upon consummation of the first merger, Bioventus stockholders and the Misonix stockholders who receive the stock election consideration will both hold shares of common stock in the combined company. Bioventus’ businesses differ from those of Misonix, and Misonix’s businesses differ from those of Bioventus, and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the results of operations of Bioventus and Misonix. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either Bioventus or Misonix. For a discussion of the businesses of each of Bioventus and Misonix and some important factors to consider in connection with those businesses, see “The Parties to the Mergers” and the other information contained or incorporated in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Based on the number of shares of Misonix common stock outstanding as of September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, it is expected that Bioventus will issue approximately 18,322,984 million shares of Bioventus common stock in the first merger. Former Misonix stockholders may decide not to hold the shares of Bioventus common stock that they will receive in the first merger, and Bioventus stockholders may decide to reduce their investment in Bioventus as a result of the changes to Bioventus’ investment profile as a result of the transaction. Such sales of Bioventus common stock could have the effect of depressing the market price for Bioventus common stock.

The shares of common stock of the combined company to be received by Misonix stockholders as a result of the first merger will have rights different from the shares of Misonix common stock.

Upon completion of the transaction, Misonix stockholders will no longer be stockholders of Misonix, but will instead become stockholders of Bioventus. As Bioventus and Misonix are both Delaware corporations, the rights of Bioventus and Misonix stockholders are not materially different. However, there are certain differences in the rights of Bioventus stockholders under Bioventus’ amended and restated certificate of incorporation, which is referred to as the “Bioventus charter,” and Bioventus’ amended and restated bylaws, which are referred to as the “Bioventus bylaws,” and of Misonix stockholders under Misonix’s amended and restated certificate of incorporation, which is referred to as the “Misonix charter,” and Misonix’s amended and restated bylaws, which are referred to as the “Misonix bylaws.” See “Comparison of Stockholders’ Rights” for a discussion of these rights.

After the transaction, Misonix stockholders will have a significantly lower ownership and voting interest in Bioventus than they currently have in Misonix and will exercise less influence over management and policies of the combined company.

Based on the number of shares of Bioventus and Misonix common stock outstanding on September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the first merger, former Misonix stockholders are expected to own approximately 25% of the outstanding shares of Bioventus common stock and Bioventus stockholders immediately prior to the first merger are expected to own approximately 75% of the outstanding shares of Bioventus common stock. Consequently, former Misonix stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of Misonix.

Until the completion of the transaction or the termination of the merger agreement in accordance with its terms, Bioventus and Misonix are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Bioventus, Misonix and/or their respective stockholders.

From and after the date of the merger agreement and prior to completion of the transaction, the merger agreement restricts Bioventus and Misonix from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in the ordinary course in all material respects. These restrictions may prevent Bioventus or Misonix, as applicable, from taking actions during the pendency of the transaction that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the transaction could be exacerbated by any delays in consummation of the transaction or termination of the merger agreement. See “The Merger Agreement—Conduct of Business Prior to Completion of the Mergers.”

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the transaction.

The transaction is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part registering the Bioventus common stock issuable pursuant to the merger agreement and the absence of any stop order or proceedings by the SEC with respect thereto, the expiration or earlier termination of any applicable waiting period (or any extension thereof), and the receipt of required approvals, under U.S. antitrust laws, approval for listing on Nasdaq of the shares of Bioventus common stock to be issued pursuant to the merger agreement, and the absence of governmental restraints or prohibitions preventing the consummation of the transaction. To the extent required, foreign investment filings will also be made, though these are not closing conditions. The obligation of each of Bioventus and Misonix to consummate the transaction is also conditioned on, among other things, the truth and accuracy of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), and the performance by the other party in all material respects of its obligations under the merger agreement. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the transaction could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Bioventus and Misonix expect to achieve if the transaction is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the transaction, see “The Merger Agreement—Conditions to the Completion of the Mergers.”

Bioventus and Misonix must obtain certain regulatory approvals and clearances to consummate the transaction, which, if delayed, not granted or granted with burdensome or unacceptable conditions, could prevent, substantially delay or impair consummation of the transaction, result in additional expenditures of money and resources or reduce the anticipated benefits of the transaction.

The completion of the transaction is subject to the termination or expiration of any applicable waiting period (or extension thereof) under the HSR Act, which will occur as of 11:59 p.m., Eastern Time, on September 13, 2021.

Under the HSR Act, the transaction may not be completed until Notification and Report Forms have been filed with the U.S. Federal Trade Commission, which is referred to as the “FTC,” and the U.S. Department of Justice, which is referred to as the “DOJ,” and the applicable waiting period (or any extension thereof) has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of the applicable 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period, at the earliest. Each of Bioventus and Misonix filed an HSR notification with the FTC and the DOJ on August 12, 2021. Effective as of 11:59 p.m., Eastern Time, on September 13, 2021, the waiting period under the HSR Act will expire with respect to the transactions contemplated by the merger agreement.

At any time before or after consummation of the transaction, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under competition laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transaction, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or to terminate existing relationships and contractual rights. Under certain circumstances, private parties may also seek to take legal action against the transaction under competition laws.

There is no assurance that Bioventus and Misonix will obtain all required regulatory clearances or approvals on a timely basis, or at all. Failure to obtain the necessary clearances in any of these jurisdictions could substantially delay or prevent the consummation of the transaction, which could negatively impact both Bioventus and Misonix.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the transaction.

The success of the transaction will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by Bioventus and Misonix. It is possible that these employees may decide not to remain with Bioventus or Misonix, as applicable, while the transaction is pending, or with the combined company. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Bioventus and Misonix to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Bioventus and Misonix may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. In addition, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the combined company. No assurance can be given that the combined company will be able to attract or retain key employees of Bioventus and Misonix to the same extent that those companies have been able to attract or retain their own employees in the past.

The transaction, and uncertainty regarding the transaction, may cause customers, suppliers, distributors or strategic partners to delay or defer decisions concerning Bioventus or Misonix and adversely affect each company’s ability to effectively manage its respective business.

The transaction will happen only if the stated conditions are met, including the approval of the Bioventus share issuance proposal, the approval of the Misonix merger proposal and the receipt of required regulatory approvals, among other conditions. Many of the conditions are beyond the control of Bioventus and Misonix, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the transaction. This uncertainty may cause customers, suppliers, distributors, vendors, strategic partners or others that deal with Bioventus or Misonix to delay or defer entering into contracts with Bioventus or Misonix or making other decisions concerning Bioventus or Misonix or seek to change or cancel existing business relationships with Bioventus or Misonix, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have an adverse impact on the respective businesses of Bioventus and Misonix, regardless of whether the transaction is ultimately completed.

In addition, the merger agreement restricts Bioventus, Misonix and their respective subsidiaries from taking certain actions during the pendency of the transaction without the consent of the other parties. These restrictions may prevent Bioventus and Misonix from pursuing attractive business opportunities or strategic transactions that may arise prior to the completion of the transaction. See “The Merger Agreement—Conduct of Business Prior to Completion of the Mergers” for a description of the restrictive covenants to which each of Bioventus and Misonix is subject.

The opinions rendered to Bioventus and Misonix from their respective financial advisors will not reflect changes in circumstances between the dates of such opinions and the completion of the transaction.

Perella Weinberg delivered its oral opinion to the Bioventus board on July 28, 2021, which opinion was subsequently confirmed in a written opinion dated as of July 29, 2021, to the effect that as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of the opinion, the merger consideration to be paid by Bioventus pursuant to the merger agreement was fair, from a financial point of view, to Bioventus.

J.P. Morgan rendered its oral opinion to the Misonix board on July 28, 2021, which opinion was subsequently confirmed in writing dated as of July 29, 2021, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and other limitations on the review undertaken by J.P. Morgan in preparing its opinion, the merger consideration to be paid to the holders of Misonix common stock in the merger was fair, from a financial point of view, to such holders, as more fully described in the section entitled “Opinion of Misonix’s Financial Advisor”. The full text of the written opinion of J.P. Morgan, dated July 29, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference.

Neither Bioventus nor Misonix has obtained, nor will either of them obtain, an updated opinion from Perella Weinberg or J.P. Morgan, as applicable, regarding the fairness, from a financial point of view, of the merger consideration or exchange ratio, including as of the date of this joint proxy statement/prospectus or of the special meetings, or prior to the completion of the transaction. Each of the respective opinions of Perella Weinberg and J.P. Morgan was necessarily based on general financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Perella Weinberg and J.P. Morgan as applicable, only as of the dates of the respective opinions of Perella Weinberg and J.P. Morgan, and such opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the transaction is completed. Changes in the operations and prospects of Bioventus or Misonix, general financial, economic, monetary, market and other conditions, circumstances and factors that may be beyond the control of Bioventus and Misonix, and on which each of the respective opinions of Perella Weinberg and J.P. Morgan was based, may alter the value of Bioventus or Misonix or the prices of shares of Bioventus or Misonix common stock by the time the mergers are completed. The opinions of Perella Weinberg and J.P. Morgan do not speak as of any date other than the respective dates of such opinions. The recommendation of the Bioventus board that Bioventus stockholders vote “FOR” the Bioventus share issuance proposal and “FOR” the Bioventus adjournment proposal and the recommendation of the Misonix board that Misonix stockholders vote “FOR” the Misonix merger proposal, “FOR” the Misonix compensation proposal and “FOR” the Misonix adjournment proposal are each made as of the date of this joint proxy statement/prospectus. For a description of the opinions that Bioventus and Misonix received from their respective financial advisors, see “The Merger—Opinion of Bioventus’ Financial Advisor” and “The Merger—Opinion of Misonix’s Financial Advisor.”

Whether or not the transaction is completed, the announcement and pendency of the mergers could cause disruptions in the businesses of Bioventus and Misonix, which could have an adverse effect on their respective businesses and financial results.

Whether or not the transaction is completed, the announcement and pendency of the mergers could cause disruptions in the businesses of Bioventus and Misonix, including by diverting the attention of Bioventus and Misonix management toward the completion of the transaction. In addition, Bioventus and Misonix have each diverted significant management resources in an effort to complete the transaction and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the transaction is not completed, Bioventus and Misonix will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

Misonix directors and executive officers have interests and arrangements that may be different from, or in addition to, those of Misonix stockholders generally.

When considering the recommendations of the Misonix board on how to vote on the proposals described in this joint proxy statement/prospectus, Misonix stockholders should be aware that Misonix directors and executive officers have interests in the transaction that are different from, or in addition to, those of Misonix stockholders generally. These interests include the continued service of certain Misonix directors as directors of the combined company, the treatment in the mergers of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, and the right to continued indemnification of former Misonix directors and officers by the combined company.

Misonix stockholders should be aware of these interests when they consider the recommendations of the Misonix board that they vote to approve the Misonix merger proposal. The Misonix board was aware of and considered these interests when it determined that the transaction was fair to and in the best interests of Misonix and its stockholders, approved and declared advisable the merger agreement, and recommended that Misonix stockholders adopt the merger agreement. The interests of Misonix directors and executive officers are described in more detail under “Interests of Misonix Directors and Executive Officers in the Mergers.”

Bioventus or Misonix may waive one or more of the closing conditions without re-soliciting stockholder approval.

To the extent permitted by law, Bioventus or Misonix may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the mergers. Bioventus and Misonix currently expect to evaluate the materiality of any waiver and its effect on Bioventus or Misonix stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the transaction, and as to whether to re-solicit stockholder approval and/or amend this joint proxy statement/prospectus as a result of such waiver, will be made by Bioventus or Misonix, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either Bioventus or Misonix.

The merger agreement contains “no shop” provisions that restrict the ability of Bioventus and Misonix to, among other things (each as described under “The Merger Agreement—No Solicitation of Acquisition Proposals”):

•

solicit, initiate, knowingly encourage, knowingly induce, knowingly assist, or knowingly facilitate any inquiries regarding, or the submission or announcement by any person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•

furnish any information regarding Bioventus, Misonix or their respective subsidiaries in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, an acquisition proposal;

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engage in or otherwise participate in any discussions or negotiations with any person with respect to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal; or

•

approve, adopt, recommend, agree to, or enter into, or propose to approve, adopt, recommend, agree to, or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any acquisition proposal.

Furthermore, there are only limited exceptions to the requirement under the merger agreement that neither the Bioventus nor Misonix boards of directors withdraw, modify, amend or qualify the Bioventus recommendation or the Misonix recommendation, as applicable (each as defined under “The Merger Agreement—Representations and Warranties”). Although the Bioventus or Misonix board is permitted to effect a change of recommendation, after complying with certain procedures set forth in the merger agreement, in response to a superior proposal or to an intervening event (if the applicable board of directors determines in good faith after consultation with its outside legal counsel and its financial advisor that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law), such change of recommendation by the Misonix board would entitle Bioventus to terminate the merger agreement and collect a termination fee from Misonix. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees.”

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the exchange ratio in the first merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

The transaction will involve substantial costs.

Bioventus and Misonix have incurred and expect to incur non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the transaction. As of the date of this joint proxy statement/prospectus, Bioventus and Misonix estimate that their aggregate costs associated with the transaction and related transactions will be approximately $18.0 million and $10.4 million, respectively. These costs include filing and registration fees with the SEC, printing and mailing costs associated with this joint proxy/registration statement, and legal, accounting, investment banking, consulting, public relations and proxy solicitation fees. These costs do not include severance and retention payments that may be made to certain Misonix employees and costs that will be incurred in connection with the integration of Bioventus’ and Misonix’s businesses. Some of these costs are payable by Bioventus or Misonix regardless of whether the transaction is completed.

The combined company will also incur restructuring and integration costs in connection with the mergers. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either Bioventus or the combined company. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the mergers and the integration of Misonix’s business. Although Bioventus expects that the elimination of duplicative costs, strategic benefits, and additional income, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by Bioventus even if the mergers are not completed. While Bioventus has assumed that certain expenses would be incurred in connection with the transaction, there are many factors beyond Bioventus’ control that could affect the total amount or the timing of the integration and implementation expenses.

Bioventus stockholders will not be entitled to appraisal rights in the transaction, though Misonix stockholders will be entitled to appraisal rights in the transaction.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders generally do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

Because the mergers are of Merger Sub with and into Misonix and then Misonix with and into Merger Sub II and holders of Bioventus common stock will continue to hold their shares following completion of the mergers, holders of Bioventus common stock are not entitled to appraisal rights in connection with the mergers.

Pursuant to Section 262 of the DGCL, Misonix stockholders who do not vote in favor of Misonix merger proposal and who comply with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of such shares by the Delaware Court of Chancery and to receive payment in cash of the fair value of those shares. It is possible that the fair value as determined by the Delaware Court of Chancery may be more or less than, or the same as, the per share value of the merger consideration.

Misonix stockholders who wish to preserve their appraisal rights must make a demand for appraisal prior to the time the Misonix stockholder vote is taken on the Misonix merger proposal. In addition to submitting a demand for appraisal, such Misonix stockholders must continuously hold such shares through the effective time, must not vote in favor of the Misonix merger proposal, must not surrender their shares in exchange for the merger consideration, and must otherwise follow the procedures prescribed by Section 262 of the DGCL.

Misonix stockholders are encouraged to read Section 262 of the DGCL carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Misonix stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section entitled “Appraisal Rights” of this joint proxy statement/prospectus for additional information and the text of Section 262 of the DGCL reproduced in its entirety as Annex D to this proxy statement/prospectus. See “Appraisal Rights.”

Lawsuits filed against Bioventus and/or Misonix may delay or prevent the transaction from being completed.

Bioventus, Misonix and members of the Bioventus and Misonix boards of directors may in the future be parties, among others, to various claims and litigation related to the merger agreement and the merger, including putative shareholder class actions. See “The Mergers—Litigation Relating to the Mergers.” Among other remedies, the plaintiffs in such matters are seeking to enjoin the transaction. The results of complex legal proceedings are difficult to predict, and could prevent or delay the merger from being completed in a timely manner, and could result in substantial costs to Bioventus and Misonix, including, but not limited to, costs associated with the indemnification of their respective directors and officers. The existence of litigation relating to the merger could also impact the likelihood of obtaining the required approvals from either Bioventus or Misonix stockholders. Moreover, the pending litigation and any future additional litigation could be time consuming and expensive, could divert the attention of Bioventus and Misonix management away from their regular businesses and, if any one of these lawsuits is adversely resolved against either Bioventus or Misonix, could have a material adverse effect on Bioventus’ or Misonix’s respective financial condition.

One of the conditions to the completion of the mergers is that no relevant legal restraint (as defined in the merger agreement) will be in effect. As such, any relevant legal restraint may delay or prevent the mergers from becoming effective.

Risks Relating to the Combined Company

Combining the businesses of Bioventus and Misonix may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock.

The success of the mergers will depend on, among other things, the ability of Bioventus and Misonix to combine their businesses in a manner that facilitates growth opportunities and realizes expected cost savings. Bioventus and Misonix have entered into the merger agreement because each believes that the transaction is fair to and in the best interests of their respective stockholders and that combining the businesses of Bioventus and Misonix will produce benefits and cost savings. See “The Mergers—Recommendation of the Bioventus Board of Directors; Bioventus’ Reasons for the Mergers” and “The Mergers—Recommendation of the Misonix Board of Directors; Misonix’s Reasons for the Mergers.”

However, Bioventus and Misonix must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the transaction may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Bioventus and Misonix expect and may take longer to achieve than anticipated. If Bioventus and Misonix are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

The failure to successfully integrate the businesses and operations of Bioventus and Misonix in the expected time frame may adversely affect the combined company’s future results.

Bioventus and Misonix have operated and, until the completion of the transaction, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Bioventus or Misonix employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Bioventus and Misonix in order to realize the anticipated benefits of the transaction so the combined company performs as expected:

•	combining the companies’ operations and corporate functions;

•

combining the businesses of Bioventus and Misonix and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve any cost savings or other synergies anticipated to result from the mergers, the failure of which would result in the anticipated benefits of the transaction not being realized in the time frame currently anticipated or at all;

•	integrating personnel from the two companies, especially in the COVID-19 environment which has required many employees to work remotely;

•	integrating the companies’ technologies and technologies licensed from third parties;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•

maintaining existing agreements with customers, suppliers, distributors and vendors, avoiding delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leveraging relationships with such third parties for the benefit of the combined company;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations;

•	coordinating geographically dispersed organizations; and

•	effecting actions that may be required in connection with obtaining regulatory or other governmental approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the transaction and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.

The combined company may not be able to retain customers, suppliers or distributors, or customers, suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Bioventus or Misonix.

As a result of the transaction, the combined company may experience impacts on relationships with customers, suppliers and distributors that may harm the combined company’s business and results of operations. Certain customers, suppliers or distributors may seek to terminate or modify contractual obligations following the transaction whether or not contractual rights are triggered as a result of the transaction. There can be no guarantee that customers, suppliers and distributors will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the transaction. If any customers, suppliers or distributors seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Bioventus and Misonix also have contracts with vendors, landlords, licensors and other business partners which may require Bioventus or Misonix, as applicable, to obtain consent from these other parties in connection with the transaction, or which may otherwise contain limitations applicable to such contracts following the transaction. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Bioventus or Misonix currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the transaction. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the transaction. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the transaction or by a termination of the merger agreement.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, customers, suppliers, distributors, consumers and other third parties due to the combination of Bioventus’ and Misonix’s businesses following the mergers. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

The Bioventus and Misonix unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma condensed combined financial information included in this document is preliminary and the combined company’s actual financial position and results of operations after the transaction may differ materially from these estimates and the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the transaction.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the transaction been completed on the dates indicated. The combined company’s actual results and financial position after the transaction may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the transaction. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

While presented with numeric specificity, the Bioventus and Misonix unaudited pro forma condensed combined financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the semiconductor and related industries, and economic, market and financial conditions and additional matters specific to Bioventus’ or Misonix’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of Bioventus and Misonix. As a result, actual results may differ materially from the unaudited pro forma condensed combined financial information. Important factors that may affect actual results and cause these unaudited projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Bioventus’ or Misonix’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions. See “The Merger—Bioventus Unaudited Financial Projections,” “The Merger—Misonix Unaudited Financial Projections” and “The Merger—Certain Estimated Synergies.”

The combined company’s debt may limit its financial flexibility.

Bioventus and Misonix continue to review the treatment of their existing indebtedness. Bioventus and Misonix may seek to repay, refinance, repurchase, redeem, exchange or otherwise terminate their existing indebtedness prior to, in connection with or following the completion of the mergers. If either Bioventus or Misonix seeks to refinance its existing indebtedness, there can be no guarantee that it will be able to execute the refinancing on favorable terms or at all. Alternatively, Bioventus and Misonix may seek to leave all or a portion of their existing indebtedness outstanding as the primary obligation of the combined company or to incur additional indebtedness or refinancing indebtedness prior to, in connection with or following the completion of the mergers.

Bioventus’ or Misonix’s substantial indebtedness could have adverse effects on such company’s and/or the combined company’s financial condition and results of operations, including:

•	increasing its vulnerability to changing economic, regulatory and industry conditions;

•	limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry;

•	limiting its ability to pay dividends to its stockholders;

•	limiting its ability to borrow additional funds; and

•

increasing its interest expense and requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, and share repurchases, dividends and other purposes.

The companies’ ability to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, the companies’ respective financial positions and performance, as well as prevailing market conditions and other factors beyond their control. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact the determination of the combined company’s credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may negatively impact the combined company’s access to the debt capital markets and increase the combined company’s cost of borrowing. There can be no assurance that the combined company will be able to obtain financing on acceptable terms or at all. In addition, there can be no assurance that the combined company will be able to maintain the current creditworthiness or prospective credit ratings of Bioventus or Misonix, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.

If the existing indebtedness of Bioventus and/or Misonix remains outstanding, or if either company refinances its existing indebtedness, covenants contained in the agreements governing such indebtedness will impose restrictions on the combined company and certain of its subsidiaries that may affect their ability to operate their businesses.

The agreements that govern the indebtedness of Bioventus and Misonix, in addition to any refinanced indebtedness, may contain various affirmative and negative covenants. Such covenants may, subject to certain significant exceptions, restrict the ability of the combined company and certain of its subsidiaries to, among other things, incur liens, incur debt, engage in mergers, consolidations and acquisitions, transfer assets outside the ordinary course of business, make loans or other investments, pay dividends, repurchase equity interests, make other payments with respect to equity interests, repay or repurchase subordinated debt and engage in affiliate transactions. In addition, the agreements governing the existing indebtedness of Bioventus and Misonix contain financial covenants that would require the combined company to maintain certain financial ratios under certain circumstances. The ability of the combined company and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate the combined company’s repayment obligations.

Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.

Bioventus has not historically paid cash dividends on its capital stock. Whether any dividends are declared or paid to stockholders of the combined company, and the amounts of any such dividends that are declared or paid, are uncertain and depend on a number of factors. If dividends are paid to stockholders of the combined company, they may not be of the same amount as paid by Misonix to its stockholders prior to the mergers. The Bioventus board will have the discretion to determine the dividend policy of the combined company, including the amount and timing of dividends, if any, that the combined company may declare from time to time, which may be impacted by any of the following factors:

•	the combined company may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Bioventus board, which could change its dividend practices at any time and for any reason;

•	the combined company’s desire to maintain or improve the credit ratings on its debt;

•	the amount of dividends that the combined company may distribute to its stockholders is subject to restrictions under Delaware law and is limited by restricted payment and leverage covenants in the combined company’s credit facilities and indentures and, potentially, the terms of any future indebtedness that the combined company may incur; and

•	certain limitations on the amount of dividends subsidiaries of the combined company can distribute to the combined company, as imposed by state law, regulators or agreements.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

The combined company is subject to risks arising from the ongoing COVID-19 pandemic.

The outbreak of COVID-19, which the World Health Organization declared a pandemic in March 2020, has spread across the globe and disrupted the global economy. Governmental actions to reduce the spread of COVID-19 have negatively impacted the macroeconomic environment in many ways, while the pandemic itself has significantly increased economic uncertainty and abruptly reduced economic activity.

The extent to which the COVID-19 pandemic will impact the combined company is highly uncertain and is difficult to predict. The pandemic’s effects and their extent will depend on various factors, including, but not limited to, the duration, scope and impact of the pandemic, restrictions on business and social distancing guidelines that may be requested or mandated by governmental authorities and how quickly and to what extent normal economic and operating conditions can resume. Relevant adverse consequences of the pandemic could include reduced liquidity, increased volatility of the combined company’s stock price, operational disruption or failure due to spread of disease within the combined company or due to restrictions on business and social distancing guidelines imposed or requested by governmental authorities, unavailability of raw materials, disruption in the supply chain and increased cybersecurity and fraud risks due to increased online and remote activity, as well as the adverse consequences of a macroeconomic slowdown, recession or depression.

Even after the COVID-19 pandemic has subsided, the combined company may continue to experience adverse impacts to its business as a result of the global economic impact of the COVID-19 pandemic, including reduced availability of credit, adverse impacts on liquidity and the negative financial effects from any recession or depression that may occur.

Any impairment of the combined company’s tangible, definite-lived intangible or indefinite-lived intangible assets, including goodwill, may adversely impact the combined company’s financial position and results of operations.

The mergers will be accounted for using the acquisition method of accounting under the provisions of ASC 805, Business Combinations, with Bioventus representing the accounting acquirer under this guidance. Bioventus will record assets acquired, including identifiable intangible assets, and liabilities assumed from Misonix at their respective fair values at the date of completion of the mergers. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill. In connection with the mergers, the combined company is expected to record significant goodwill and other intangible assets on its consolidated balance sheet. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Indefinite-lived intangible assets, including goodwill, will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, the combined company determines that tangible or intangible assets, including goodwill, are impaired, the combined company would record an impairment charge at that time. Impairment testing of goodwill and intangible assets requires significant use of judgment and assumptions, particularly as it relates to the determination of fair value. A decrease in the long-term economic outlook and future cash flows of the combined company’s business could significantly impact asset values and potentially result in the impairment of intangible assets, including goodwill, which may have a material adverse impact on the combined company’s financial position and results of operations.

The Bioventus charter designates, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) as the exclusive forums for substantially all disputes between Bioventus and its stockholders, which will restrict the ability of stockholders of the combined company to choose the judicial forum for disputes with the combined company or its directors, officers or employees.

The Bioventus charter provides that, unless Bioventus consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions, suits or proceedings: (i) any derivative action, suit or proceeding brought on behalf of Bioventus; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former Bioventus director, officer, employee or stockholder to Bioventus or its stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, the Bioventus charter, the Bioventus bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. Nothing in the Bioventus charter or the Bioventus bylaws would preclude stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. The Bioventus charter provides that the U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

These forum selection provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits. While Delaware courts have determined that such forum selection provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against the combined company and its directors, officers or other employees in a venue other than in the U.S. federal district courts. In such instance, the combined company would expect to vigorously assert the validity and enforceability of these forum selection provisions. This may require further significant additional costs associated with resolving the dispute in other jurisdictions, and there can be no assurance that the forum selection provisions will be enforced by a court in those other jurisdictions, any of which could seriously harm the combined company’s business.

Risks Relating to Bioventus’

Risks Relating to Bioventus’ Business

Bioventus’ business may continue to experience adverse impacts as a result of the COVID-19 pandemic.

In 2020, the COVID-19 pandemic spread around the world and in the U.S. and, more recently, new variants of the virus have emerged, some of which have shown to be more contagious. The COVID-19 pandemic has had widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices. Federal and state governments have implemented measures in an effort to minimize the spread of the virus and ongoing effects of the pandemic, including social distancing, travel restrictions, border closures, limitations on public gatherings, mandatory closure or reduced capacity of business, work from home, supply chain logistical changes and other measures, which have caused global business disruptions and significant volatility in U.S. and international debt and equity markets. Bioventus’ business, results of operations and financial condition have been, and may continue to be, materially impacted due to the decrease in patient visits and elective procedures and any future temporary cessations of elective procedures and could be further impacted by delays in payments from customers, supply chain interruptions, extended “shelter-in-place” orders or advisories, facility closures or other reasons related to the pandemic. Furthermore, the long-term impact of COVID-19 on Bioventus’ business will depend on many factors, including, but not limited to, the duration and severity of the pandemic, new and ongoing measures taken in response to the pandemic, the availability and effectiveness of vaccines to combat COVID-19, the impact on economic activity from the pandemic and actions taken in response and the resulting impact it has on Bioventus’ partners, patients and communities in which Bioventus operates, all of which continue to be uncertain. For example, there has been a decrease in patient visits to hospitals due to risk and fear of exposure to COVID-19, as well as decreases in, or temporary moratoriums on, elective procedures, which may be re-imposed in the future. In addition to lower sales, Bioventus has experienced decreased costs as a result of the pandemic including declines in travel and lower compensation related expenses. Bioventus has also implemented other various cost reduction initiatives and measures to safeguard liquidity, refer to “Bioventus’ Management’s Discussion and Analysis” for further details on the impact of COVID-19 on Bioventus’ business.

To the extent the COVID-19 disruptions continue to adversely impact Bioventus’ business, results of operations and financial condition, it may also have the effect of heightening many of the other risks described in “Risk Factors” including risks relating to Bioventus’ ability to successfully commercialize new developed or acquired products or therapies, consolidation in the healthcare industry, disruptions in the supply or manufacturing of Bioventus’ products or their components, intensified pricing pressure as a result of changes in the purchasing behavior of hospitals and maintenance of Bioventus’ numerous contractual relationships.

Bioventus is highly dependent on a limited number of products.

Bioventus’ pain treatment and joint preservation products accounted for 53%, 54% and 49% of Bioventus’ total revenue for the years ended December 31, 2020, 2019 and 2018, respectively. Bioventus expects that sales of such products will continue to account for a substantial portion of its revenue, and therefore, its ability to execute its growth strategy and maintain profitability will depend upon the continued demand for these products. In addition, Bioventus’ supply and distribution agreements for Durolane, GELSYN-3 and SUPARTZ FX are subject to renewal and their terms end in December 2115, February 2026 and December 2028, respectively. If the supply and distribution agreements for any of Bioventus’ HA viscosupplementation therapies were terminated, its revenue would be impaired. If Bioventus’ pain treatment and joint preservation products fail to maintain their market acceptance for any reason, its business, results of operations and financial condition may be adversely affected.

Bioventus’ long-term growth depends on its ability to develop, acquire and commercialize new products, line extensions or expanded indications.

Bioventus’ industry is highly competitive and subject to rapid change and technological advancements. Therefore, it is important to Bioventus’ business that it continues to introduce new products and/or enhance its existing product offerings through line extensions or expanded indications. Developing, acquiring and commercializing products is expensive, time-consuming and could divert management’s attention away from Bioventus’ existing business. Even if Bioventus is successful in developing additional products, the success of any new product offering or enhancements to existing products will depend on several factors, including its ability to:

•	properly identify and anticipate the needs of healthcare professionals and patients;

•	develop and introduce new products, line extensions and expanded indications in a timely manner;

•	distinguish Bioventus’ products from those of its competitors;

•	avoid infringing upon the intellectual property rights of third-parties and maintain necessary intellectual property licenses from third-parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

•

obtain clearance or approval, if required, from the FDA and other regulatory agencies, for such new products, line extensions and expanded indications, and maintain full compliance with FDA and other regulatory requirements applicable to new devices or products or modifications of existing devices or products;

•	provide adequate training to potential users of Bioventus’ products;

•	receive adequate coverage and reimbursement for Bioventus’ products; and

•	maintain an effective and dedicated sales and marketing team.

If Bioventus is unsuccessful in developing, acquiring and commercializing new products or enhancing its existing product offerings through line extensions and expanded indications, Bioventus’ ability to increase its net sales may be impaired.

Additionally, Bioventus’ research and development efforts may require a substantial investment of time and resources before Bioventus is adequately able to determine the commercial viability of a new product, technology, material or other innovation. Such efforts may not result in the development of a viable product. In addition, even if Bioventus is able to successfully develop new active healing products, line extensions and expanded indications, these products may not produce sales in excess of the costs of development and they may be rendered obsolete by changing customer preferences or the introduction by Bioventus’ competitors of products embodying new technologies or features.

Bioventus may be unable to successfully commercialize newly developed or acquired products or therapies in the United States.

The commercial success of newly acquired or developed products, such as MOTYS, in the United States will depend upon the awareness and acceptance of such products among the medical community, including physicians and patients. Market acceptance will depend on a number of factors, including, among others:

•	the perceived advantages and disadvantages of such products over existing therapies and other competitive treatments;

•	availability of alternative treatments;

•	inability to secure and maintain adequate coverage, including obtaining a unique reimbursement code;

•	the extent to which physicians prescribe the Company’s products;

•	the willingness of the target patient population to try new therapies;

•	the strength of marketing and distribution support of the Company’s new products and competitive products;

•	publicity concerning the Company’s new products, Bioventus’ existing products or competing products and treatments;

•	pricing and cost effectiveness of such new therapies;

•	the effectiveness of Bioventus’ sales and marketing strategies; and

•	the willingness of patients to pay out-of-pocket in the absence of third-party reimbursement.

Bioventus’ efforts to educate the medical community about the benefits of newly acquired or developed products may require significant resources and Bioventus may never be successful. If such newly acquired or developed products do not achieve an adequate level of acceptance by patients and physicians in the United States, its business, results of operations and financial condition may be adversely affected.

Demand for Bioventus’ existing portfolio of products and any new products, line extensions or expanded indications depends on the continued and future acceptance of its products by physicians, patients, third-party payers and others in the medical community.

Bioventus cannot be certain that its existing portfolio of products and any new products, line extensions or expanded indications that it develops will achieve or maintain market acceptance. With respect to Bioventus’ pain treatment and joint preservation products, third-party payers may be reluctant to continue to cover Bioventus’ HA viscosupplementation therapies at their current prices. Further, new injectable therapies or oral medications may become available that help manage pain in a more convenient and/or cost effective manner than Bioventus’ HA viscosupplementation therapies. With respect to Bioventus’ BGS products, new allograft, DBMs, synthetics, growth factors, or other enhancements to Bioventus’ existing implants may never achieve broad market acceptance, which can be affected by a lack of clinical acceptance of BGSs and technologies, introduction of competitive treatment options which render BGSs and technologies too expensive or obsolete and difficulty training surgeons in the use of BGSs and technologies. Media reports or other negative publicity concerning both methods of tissue recovery from donors and actual or potential disease transmission from donated tissue may limit widespread acceptance by the medical community of Bioventus’ allografts, growth factor and DBMs, whether directed at these products generally or Bioventus’ products specifically. Unfavorable reports of improper or illegal tissue recovery practices by any participant in the industry, both in the United States and internationally, as well as incidents of improperly processed tissue leading to transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of allograft based technologies by the medical community.

In addition, Bioventus believes that even if the medical community generally accepts its existing portfolio of products and any new products, line extensions or expanded indications, acceptance and recommendations by influential members of the medical community will be important to their broad commercial success. If the medical community does not broadly accept its products, Bioventus may not remain competitive in the market, which could adversely affect its business, results of operations and financial condition.

Bioventus’ commercial success depends on its ability to differentiate the HA viscosupplementation therapies that it owns or distributes from alternative therapies for the treatment of OA.

Bioventus’ ability to achieve commercial success will, at least in part, depend on its ability to differentiate the HA viscosupplementation therapies that Bioventus owns or distributes in such a way that physicians and patients will select them. The HA viscosupplementation therapies that Bioventus owns or distributes could face competition from steroid injections, other HA viscosupplementation therapies, combination HA viscosupplementation/steroid therapies and alternate therapies for the treatment of OA, including those currently in development.

Bioventus expects that the HA viscosupplementation therapies that it owns or distributes will continue to be used primarily after oral analgesics and steroid injections no longer provide adequate pain relief. In addition, the five and three injection HA viscosupplementation therapies that Bioventus distributes face competition from single injection therapies. Bioventus expects the three injection market to decline by a projected 3.1% CAGR and the five injection market to decline by a projected 13.6% CAGR from 2019 to 2024. Due to the convenience associated with the single injection treatments, it is expected that these products will continue to capture increasing market share of the HA viscosupplementation therapies market, which may adversely affect its business, results of operations and financial condition to the extent physicians and patients do not select Durolane, its single injection HA viscosupplementation therapy. There are also a number of combination HA viscosupplementation/steroid therapies currently in development. The American Association of Orthopedic Surgeons (AAOS), since the release of their May 2013 clinical practice guidelines, does not recommend the use of HA for patients with symptomatic knee OA. The evidence for the AAOS recommendation is based on two or more high quality studies with consistent findings for recommending for or against the intervention. The AAOS recommendation states that practitioners should follow a strong recommendation, such as this one, unless a clear and compelling rationale for an alternative approach is present. In May 2018, the Journal of the AAOS ranked the nonsteroidal anti-inflammatory drug naproxen the most effective in individual knee OA treatment for improving both pain and function. To the extent that any additional therapies receive approval or alternative therapies receive positive support from the AAOS or other physician associations, they could reduce the market share represented by HA viscosupplementation therapies for OA treatment and adversely affect Bioventus’ commercial success.

If Bioventus is unable to differentiate the HA viscosupplementation therapies it owns or distributes from other therapies, physicians and patients may not be willing to use them or be willing to switch from existing therapies with which they are familiar. Once physicians incorporate a particular treatment into their practice, they may not alter their practice absent compelling clinical evidence of safety and/or effectiveness and/or significant pricing reimbursement advantages.

The proposed down-classification of non-invasive bone growth stimulators, including Bioventus’ Exogen system, by the FDA could increase future competition for bone growth stimulators and otherwise adversely affect the Company’s sales of Exogen.

On August 17, 2020, FDA published a Federal Register notice announcing its proposal to reclassify non-invasive bone growth stimulators, such as Exogen, from Class III medical devices to Class II with special controls. Class III devices are subject to the most stringent regulatory pathway for approval for medical devices requiring, among other things, rigorous clinical studies and pre-approval manufacturing review. Class II devices may be cleared for marketing by the FDA under the 510(k) pathway if they are determined to be substantially equivalent to a legally marketed predicate device. The 510(k) clearance process does not always require clinical testing, and is generally less onerous than the premarket approval process applicable to Class III devices. On September 8-9, 2020, the Orthopaedic and Rehabilitation Devices Panel of the FDA Medical Devices Advisory Committee met and discussed FDA’s proposal. The Panel, whose authority is non-binding but nonetheless considered by FDA, ultimately voted in favor of FDA’s proposal to down-classify non-invasive bone growth stimulators.

The FDA has proposed that any final order would become effective 30 days after publication. While FDA has not yet finalized its proposal to down-classify non-invasive bone growth stimulators, should such down-classification occur now or in the future, Bioventus may face additional competition from new market entrants who would be able to pursue marketing authorization through the 510(k) clearance pathway instead of the more onerous and burdensome PMA approval process. Class II devices that qualify as durable medical equipment under the Medicare program may also be eligible for inclusion in Medicare’s competitive bidding program for durable medical equipment, prosthetics, orthotics and supplies. As a result of down-classification, Exogen could face additional competition or Bioventus could receive lower reimbursement amounts for Exogen, all of which could adversely affect its business, results of operations and financial condition.

If Bioventus is unable to achieve and maintain adequate levels of coverage and/or reimbursement for its products, the procedures using its products, or any future products it may seek to commercialize, the commercial success of these products may be severely hindered.

Bioventus’ products are purchased by healthcare providers and customers who typically bill third-party payers, such as government programs, including Medicare and Medicaid, or private insurance plans and healthcare networks, to cover all or a portion of the costs and fees associated with its products. Patients may also be billed for deductibles or co-payments in accordance with third-party payer policies. These third-party payers and insurers may deny reimbursement if they determine that a device or product provided to a patient or used in a procedure does not meet applicable payment criteria or if the policyholder’s healthcare insurance benefits are limited.

As required by law, the CMS, which administers the Medicare program, has continued efforts to implement a competitive bidding program for selected durable medical equipment, prosthetic and orthotic supplies items paid for by the Medicare program. In this program, Medicare rates are based on bid amounts for certain products in designated geographic areas, rather than the Medicare fee schedule amount. Bone growth stimulation products like Bioventus’ Exogen system are currently exempt from this competitive bidding process, but may be eligible for inclusion if the FDA’s proposed down-classification order becomes effective. Bioventus cannot predict which products from any of its businesses may ultimately be affected or whether or when the competitive bidding process may be extended to its businesses.

Limits put on reimbursement by third-party payers, whether foreign or domestic, governmental or commercial, could make it more difficult to buy Bioventus’ products and substantially reduce, or possibly eliminate, patient access to its products. The healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control rising healthcare costs by imposing lower payment rates and negotiating reduced contract rates with providers and suppliers.

There is no uniform policy of coverage and reimbursement for Bioventus’ products or procedures using Bioventus’ products among third-party payers in the United States, and coverage and reimbursement for Bioventus’ products and procedures using Bioventus’ products can differ significantly from payer to payer. Further, these payers regularly review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products and treatments. Third-party payers may not consider Bioventus’ products to be medically necessary or cost-effective for certain indications or off-label uses or for all uses, and as a result, may not provide coverage for the products. For example, Blue Cross Blue Shield Association’s Evidence Street platform issued a report in April 2018 questioning the efficacy of Bioventus’ Exogen system, which resulted in several non-coverage policies being issued by member organizations. Additionally, to the extent that third party payers decide that they are no longer willing to provide reimbursement for physician prescribed off-label uses of Exogen, sales may be negatively impacted. See “Risks relating to government regulation”—Bioventus may be subject to enforcement action if it engages in improper marketing or promotion of Bioventus’ products, and the misuse or off-label use of Bioventus’ products may harm its image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if Bioventus is deemed to have engaged in the promotion of these uses, any of which could be costly to Bioventus’ business.

Bioventus may also be required to conduct expensive clinical studies to justify coverage and reimbursement and/or the level of reimbursement relative to other therapies. In addition, should governmental authorities continue to enact legislation or adopt regulations that affect third-party coverage and reimbursement, access to Bioventus’ products and coverage by private or public insurers may be reduced. If third-party payers or insurers that currently cover or reimburse Bioventus’ products or the procedures in which they are used limit their coverage or reimbursement in the future, or if other third-party payers or insurers issue similar policies, this could impact Bioventus’ ability to sell its products, force Bioventus to lower the price it charges for Bioventus’ products, and adversely affect its business, results of operations and financial condition.

Bioventus’ ability to market and sell its products could be harmed by future actions by CMS, other government agencies or private payers to diminish payments to healthcare providers and suppliers. For example, the CMS, in its ongoing implementation of the Medicare program, periodically reviews medical study literature to determine how the literature addresses certain procedures and therapies in the Medicare population. The impact that these assessments could have on Medicare or third-party payer coverage determinations for Bioventus’ products is currently unknown, but Bioventus cannot provide assurances that the resulting actions will not restrict Medicare or other insurance coverage for its products. In addition, there can be no assurance that Bioventus or Bioventus’ distributors will not experience significant coverage or reimbursement impediments in the future related to these or other programs and policies of CMS. Specifically, drug pricing reform legislation and executive orders, which could negatively affect the reimbursement rates paid for HA viscosupplements, have been issued by the White House and proposed and enacted by Congress. For example, the Consolidated Appropriations Act, 2021(CAA), was signed into law on December 27, 2020, and will expand price reporting obligations for manufacturers of certain products reimbursed under Medicare Part B beginning, January 1, 2022. CMS could utilize the new pricing information to adjust Medicare payment for these products, which may include HA viscosupplements. Bioventus cannot predict how this law will be implemented by CMS, or the extent to which this law, or other proposals that may be enacted in the future, may impact the Medicare payment available for its HA viscosupplements.

Private payers may adopt coverage decisions and payment amounts determined by CMS as guidelines in setting their coverage and reimbursement policies. In addition, for some governmental programs, such as Medicaid, coverage and reimbursement differs from state to state. Medicaid payments to physicians, facilities and other providers are often lower than payments by other third-party payers and some state Medicaid programs may not pay an adequate amount for the procedures performed with Bioventus’ products, if any payment is made at all. If CMS, other government agencies or private payers lower their reimbursement rates, or if any of the proposed drug pricing executive orders or legislative reforms are enacted, the commercial success of Bioventus’ products may be adversely affected.

Bioventus’ business may be adversely affected if consolidation in the healthcare industry leads to demand for price concessions or if a GPO, third-party payers or other similar entities exclude Bioventus from being a supplier.

Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payers. Cost reform has triggered a consolidation trend in the healthcare industry to aggregate purchasing power, which may increase requests for pricing concessions or risk vendor exclusion. For example, non-clinical staff at hospitals are increasingly involved in the evaluation of products and product purchasing decisions. In order for Bioventus to sell its products, Bioventus must convince such staff as well as physicians and hospitals that its products are attractive alternatives to competing products for use in surgical procedures. Additionally, GPOs, independent delivery networks and large single accounts may continue to use their market power to consolidate purchasing decisions for physicians. Third-party payers may also continue to use their market power to reduce the reimbursement for Bioventus’ products by increasing the rebates Bioventus is required to pay them when its products are covered, which may negatively impact its results. Bioventus expects that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among Bioventus’ customers, which may exert further downward pressure on the prices of its products.

If Bioventus chooses to acquire or invest in new businesses, products or technologies, it may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Bioventus’ success depends on its ability to enhance and broaden its product offerings in response to changing customer demands, competitive pressures and advances in technologies. Bioventus continues to search for viable acquisition candidates or strategic alliances that would expand its market sector and/or global presence, as well as additional products appropriate for current distribution channels. Accordingly, Bioventus may in the future pursue the acquisition of, or joint ventures relating to, new businesses, products or technologies instead of developing them internally. For example, BV LLC entered into an Option and Equity Purchase Agreement with CartiHeal providing, among other things, (i) BV LLC with an exclusive option to acquire 100% of CartiHeal’s shares, or the Call Option, and (ii) CartiHeal with a put option that would require BV LLC to purchase 100% of CartiHeal’s shares, or the Put Option, in each case pursuant to the terms and subject to the conditions set forth in the Option and Equity Purchase Agreement and as described above. See “Description of Bioventus’ Business—Development and Clinical Pipeline—Treatment of Cartilage for Osteochondral defects—CartiHeal (developer of Agili-C) investment and option and equity purchase agreement.” Other risks involving potential future and completed acquisitions and strategic investments include:

•	risks associated with conducting due diligence;

•	problems integrating the purchased technologies, products or business operations;

•	inability to achieve the anticipated synergies and overpaying for acquisitions or unanticipated costs associated with acquisitions;

•	invalid net sales assumptions for potential acquisitions;

•	issues maintaining uniform standards, procedures, controls and policies;

•	diversion of management’s attention from Bioventus’ core business;

•	adverse effects on existing business relationships with suppliers, distributors and customers;

•	risks associated with entering new markets in which Bioventus has limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal, accounting and compliance costs.

Bioventus competes with other companies for these opportunities, and it may be unable to consummate such acquisitions or joint ventures on commercially reasonable terms, or at all. In addition, acquired businesses may have ongoing or potential liabilities, legal claims (including tort and/or personal injury claims) or adverse operating issues that Bioventus fails to discover through due diligence prior to the acquisition. Even if Bioventus is aware of such liabilities, claims or issues, it may not be able to accurately estimate the magnitude of the related liabilities and damages. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, failed to fulfill their contractual obligations to their customers, or failed to satisfy legal obligations to employees or third parties, we, as the successor, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm Bioventus’ financial results. If Bioventus were to issue additional equity in connection with such acquisitions, this may dilute its stockholders.

Pricing pressure from Bioventus’ competitors or hospitals may affect its ability to sell its products at prices necessary to support its current business strategies.

Medical device companies, healthcare systems and GPOs have intensified competitive pricing pressure as a result of industry trends and new technologies. Purchasing decisions are gradually shifting to hospitals, IDNs and other hospital groups, with surgeons and other physicians increasingly acting only as “employees.” Changes in the purchasing behavior of hospitals or the amount third-party payers are willing to reimburse Bioventus’ customers for procedures using its products, including those as a result of healthcare reform initiatives, could create additional pricing pressure on Bioventus. In addition to these competitive forces, Bioventus continues to see pricing pressure as hospitals introduce new pricing structures into their contracts and agreements, including fixed price formulas, capitated pricing and episodic or bundled payments intended to contain healthcare costs. If such trends continue to drive down the prices Bioventus is able to charge for its products, its profit margins will shrink, adversely affecting its business, results of operations and financial condition.

If Bioventus fails to successfully enter into purchasing contracts for its BGS products or engage in contract bidding processes internationally, Bioventus may not be able to receive access to certain hospital facilities and its sales may decrease.

In the United States, the hospital facilities where physicians treat patients with Bioventus’ BGS products typically require Bioventus to enter into purchasing contracts. The process of securing a satisfactory contract can be lengthy and time-consuming and require extensive negotiations and management time. In certain international jurisdictions, from time to time, certain institutions require Bioventus to engage in a contract bidding process in the event that such institutions are considering making purchase commitments that exceed specified cost thresholds, which vary by jurisdiction. These processes are only open at certain periods of time, and Bioventus may not be successful in the bidding process. If Bioventus does not receive access to hospital facilities through these contracting processes or otherwise, or if Bioventus is unable to secure contracts or tender successful bids, its sales may stagnate or decrease and its operating results may be harmed. Furthermore, Bioventus may expend significant effort in these time-consuming processes and still may not obtain a purchase contract from such hospitals.

Governments outside the United States may not provide coverage or reimbursement of Bioventus’ products, which may adversely affect its business, results of operations and financial condition.

Acceptance of Bioventus’ products in international markets may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. Bioventus’ products may not obtain international coverage and reimbursement approvals in a timely manner, if at all, which may require consumers desiring Bioventus’ products to purchase them directly. Third-party coverage and reimbursement for Bioventus’ products or any of its products in development for which it may receive regulatory approval may not be available or adequate in international markets, which could adversely affect its business, results of operations and financial condition.

Bioventus’ future growth depends on physician awareness of the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of its products.

Bioventus focuses its sales, marketing and training efforts on physicians, surgeons and other health care professionals. The acceptance of Bioventus’ products depends in part on its ability to educate physicians as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of Bioventus’ products compared to alternative products, procedures and therapies. If physicians, surgeons or other healthcare professionals are not properly trained, they may misuse or ineffectively use Bioventus’ products, which may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against Bioventus. In addition, a failure to educate physicians, surgeons or other healthcare professionals regarding Bioventus’ products may impair its ability to achieve market acceptance of its products.

Bioventus competes and may compete in the future against other companies, some of which have longer operating histories, more established products or greater resources than Bioventus does, which may prevent Bioventus from achieving increased market penetration or improved operating results.

The medical device industry is characterized by intense competition, subject to rapid change and significantly affected by market activities of industry participants, new product introductions and other technological advancements. Bioventus believes that its competitors have historically dedicated and will continue to dedicate significant resources to promote their products or to develop new products. Bioventus has competitors in the United States and internationally, including major medical device and pharmaceutical companies, biotechnology companies and universities and other research institutions.

These companies and other industry participants may develop alternative treatments, products or procedures that compete directly or indirectly with Bioventus’ products. If alternative treatments are, or are perceived to be, superior to Bioventus’ products, sales of Bioventus’ products could be adversely affected and its results of operations could suffer. Bioventus’ competitors may also develop and patent processes or products earlier than Bioventus can or obtain regulatory clearance or approvals for competing products more rapidly than it can, which could impair Bioventus’ ability to develop and commercialize similar processes or products.

Many of Bioventus’ current and potential competitors are major medical device and pharmaceutical companies that have substantially greater financial, technical and marketing resources than Bioventus does, and they may succeed in developing products that would render Bioventus’ products obsolete or noncompetitive. It is also possible that Bioventus’ competition will be able to leverage their large market share to set prices at a level below that which is profitable for Bioventus.

Some of Bioventus’ competitors enjoy several competitive advantages over Bioventus, including:

•	greater financial, human and other resources for product research and development, sales and marketing and litigation;

•	significantly greater name recognition;

•	control of intellectual property and more expansive portfolios of intellectual property rights, which could impact future products under development;

•	greater experience in obtaining and maintaining regulatory clearances or approvals for products and product enhancements;

•	established relationships with hospitals and other healthcare providers, physicians, suppliers, customers and third-party payers;

•	additional lines of products, and the ability to bundle products to offer greater incentives to gain a competitive advantage; and

•	more established sales, marketing and worldwide distribution networks.

The potential introduction by competitors of products that compete with Bioventus’ existing or planned products may also make it difficult to market or sell its products. In addition, the entry of multiple new products and competitors may lead some of Bioventus’ competitors to employ pricing strategies that could adversely affect the pricing of its products and pricing in the market generally.

As a result, Bioventus’ ability to compete successfully will depend on its ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payers, and are safer, less invasive and more effective than alternatives available for similar purposes. If Bioventus is unable to do so, its sales or margins could decrease, which would adversely affect its business, results of operations and financial condition.

The reclassification of Bioventus’ HA products from medical devices to drugs in the United States by the FDA could negatively impact its ability to market these products and may require that Bioventus conduct costly additional clinical studies to support current or future indications for use of those products.

On December 18, 2018, the FDA published notice in the Federal Register announcing its intention to reconsider the appropriate classification of HA intra-articular products intended for the treatment of pain in OA of the knee. Although HA products intended for this use have previously been regulated as medical devices, in its notice the FDA stated that current published scientific literature supports that HA products achieve their primary intended purpose of treatment of pain in OA of the knee through biological action in the body which would require such products being classified as drugs. The FDA has encouraged organizations intending to submit applications for changes in indications for use, formulation, or route of administration of their HA products to obtain from the FDA an informal or formal classification and jurisdiction determination as a drug or device through a pre-request for designation or request for designation, respectively, prior to submission of such application. However, the FDA to date has taken no action to reclassify HA products from medical devices to drugs, or indicated what the potential ramifications would be for currently marketed HA products if a reclassification were to occur.

Bioventus currently markets three HA products: Durolane, GELSYN-3 and SUPARTZ FX. If the reclassification of HA products were to occur, the FDA may not allow Bioventus to continue to market these products without submitting additional clinical trial data, obtaining approval of a NDA for these products, or without otherwise complying with new conditions or limitations on how those products are marketed. Clinical testing can take years to complete, can be expensive and carries uncertain outcomes, and there is no guarantee that would be able to successfully obtain and maintain any required regulatory approvals. These new regulatory obligations could result in increased regulation of Durolane, GELSYN-3 and SUPARTZ FX and would subject these products to a new set of regulatory requirements to which they have not been previously subject. These changes could ultimately increase Bioventus’ costs and adversely impact its business, results of operations and financial condition if they were to be implemented. See “Risks relating to Bioventus’ business”—If Bioventus is unable to achieve and maintain adequate levels of coverage and/or reimbursement for Bioventus’ products, the procedures using Bioventus’ products, or any future products Bioventus may seek to commercialize, the commercial success of these products may be severely hindered.

Bioventus’ ability to maintain its competitive position depends on its ability to attract, retain and motivate its senior management team and highly qualified personnel, and Bioventus’ failure to do so could adversely affect its business, results of operations and financial condition.

Bioventus believes that its continued success depends to a significant extent upon the skill, experience and performance of members of its senior management team, who have been critical to the management of Bioventus’ operations and implementation of its strategy, as well as Bioventus’ ability to continue to attract, retain and motivate additional executive officers, and other key employees and consultants, such as those individuals who are engaged in Bioventus’ research and development efforts. The replacement of any of Bioventus’ key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of Bioventus’ business objectives and could therefore adversely affect its business, results of operations and financial condition. In addition, Bioventus does not carry any “key person” insurance policies that could offset potential loss of service under applicable circumstances.

Competition for experienced employees in the medical device industry can be intense. To attract, retain and motivate qualified employees, Bioventus may utilize equity-based incentive awards such as employee stock options. If the value of such equity incentive awards does not appreciate as measured by the performance of the price of Bioventus class A common stock and ceases to be viewed as a valuable benefit, Bioventus’ ability to attract, retain and motivate its employees could be adversely impacted, which could adversely affect its business, results of operations and financial condition and/or require Bioventus to increase the amount Bioventus expends on cash and other forms of compensation.

Since inception, Bioventus’ history of operations has included periods of net losses, and Bioventus may not be able to sustain profitability.

For the years ended December 31, 2020, 2019 and 2018, Bioventus had net income from continuing operations of $14.7 million, $8.1 million and $4.4 million, respectively. Bioventus had an accumulated deficit of $144.5 million and $141.7 million as of December 31, 2020 and 2019, respectively. Bioventus’ ability to generate sufficient net sales from its existing products or from any of its products in development or products that Bioventus acquires, in order to sustain profitability, is uncertain, and, since inception, Bioventus’ history of operations has previously included periods of net loss. Bioventus expects that its operating expenses will continue to increase as Bioventus continues to develop, enhance and commercialize new products and incur additional operational costs associated with being a public company. Furthermore, Bioventus may not be able to sustain or increase profitability on an ongoing basis. If Bioventus does not achieve sustained profitability, it will be more difficult for Bioventus to finance its business and accomplish its strategic objectives.

If Bioventus fails to properly manage its anticipated growth, its business could suffer.

Bioventus has been growing steadily in recent periods, prior to the impact of COVID-19. Bioventus intends to continue to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on Bioventus’ limited personnel, information technology systems and other resources. In particular, Bioventus’ sales force and distributor network requires significant management, training, financial and other supporting resources. Any failure by Bioventus to manage its growth effectively could have an adverse effect on Bioventus’ ability to achieve its development and commercialization goals.

To achieve its revenue goals, Bioventus must also successfully increase supply of its products to meet expected customer demand. In the future, Bioventus may experience difficulties with yields, quality control, component supply and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect Bioventus’ ability to generate revenue.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on Bioventus’ administrative and operational infrastructure.

In order to manage its operations and growth Bioventus will need to continue to improve its operational and management controls, reporting and information technology systems and financial internal control procedures. If Bioventus is unable to manage its growth effectively, it may be difficult for Bioventus to execute its business strategy and its operating results and business could suffer.

Bioventus may not be able to strengthen Bioventus’ brand and the brands associated with Bioventus’ products.

Bioventus believes that strengthening the Bioventus brand and the brands associated with Bioventus’ products is critical to achieving widespread acceptance of its products, particularly because of the rapidly developing nature of the market for active healing products. Promoting and positioning Bioventus’ brand will depend largely on the success of its marketing efforts and the reliability of its products. Historically, Bioventus’ efforts to build its brand have involved marketing expenses, and it is likely that Bioventus’ future marketing efforts will require it to incur additional expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses Bioventus incurs to promote its brand and its products. If Bioventus fails to successfully promote and maintain its brand, or if Bioventus incurs substantial expenses in an unsuccessful attempt to promote and maintain its brand and the brands of its products, Bioventus’ products may not be accepted by healthcare providers, which would cause Bioventus’ sales to decrease and would adversely affect its business, results of operations and financial condition.

Bioventus faces the risk of product liability claims that could be expensive, divert management’s attention and harm its reputation and business. Bioventus may not be able to maintain adequate product liability insurance.

Bioventus’ business exposes Bioventus to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of its products. This risk exists even if a product is cleared or approved for commercial sale by the FDA and manufactured in facilities regulated by the FDA or an applicable foreign regulatory authority. Bioventus’ products are designed to affect, and any future products will be designed to affect, important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with Bioventus’ products or Bioventus’ products in development could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and Bioventus cannot assure you that it will not face product liability claims. Bioventus may be subject to product liability claims if its products or products in development cause, or merely appear to have caused, patient injury or death, even if such injury or death was as a result of supplies or components that are produced by third-party suppliers. Product liability claims may be brought against Bioventus by consumers, healthcare providers or others selling or otherwise coming into contact with Bioventus’ products, among others. If Bioventus cannot successfully defend Bioventus against product liability claims, Bioventus will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	costs of litigation;

•	distraction of management’s attention from Bioventus’ primary business;

•	the inability to commercialize existing or new products;

•	decreased demand for Bioventus’ products or, if cleared or approved, products in development;

•	damage to Bioventus’ business reputation;

•	product recalls or withdrawals from the market;

•	withdrawal of clinical trial participants;

•	substantial monetary awards to patients or other claimants; and

•	loss of net sales.

While Bioventus has attempted and may continue to attempt to manage Bioventus’ product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of Bioventus’ products may delay the supply of those products to its customers and may impact its reputation. For example, Bioventus has in the past instituted a voluntary recall for certain of its products. Bioventus cannot assure you that it will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by Bioventus’ competitors to harm its reputation for product safety or be perceived by patients as a safety risk when considering the use of Bioventus’ products, either of which could adversely affect its business, results of operations and financial condition.

In addition, although Bioventus has product liability and clinical study liability insurance that Bioventus believes is appropriate, this insurance is subject to deductibles and coverage limitations. Bioventus’ current product liability insurance may not continue to be available to it on acceptable terms, if at all, and, if available, coverage may not be adequate to protect Bioventus against any future product liability claims. If Bioventus is unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, Bioventus could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could adversely affect its business, results of operations and financial condition.

Fluctuations in the demand for Bioventus’ products or its inability to forecast demand accurately may influence the ability of Bioventus’ suppliers to meet its delivery needs or result in excess product inventory.

Bioventus is required by some of its contracts with suppliers of its products to forecast future product demand or meet minimum purchase requirements. Bioventus’ supply agreement for Durolane is subject to a minimum order volume for each order and purchase amounts are based in part on forecasts. Bioventus is also subject to certain annual minimum purchase requirements for GELSYN-3 and SUPARTZ FX and purchase amounts are based on rolling annual forecasts. Bioventus’ forecasts are based on multiple assumptions of product and market demand, which may cause Bioventus’ estimates to be inaccurate. If Bioventus underestimates demand, it may not have adequate supplies and could have reduced control over pricing, availability and delivery schedules with Bioventus’ suppliers, which could prevent Bioventus from meeting increased customer or consumer demand and harm Bioventus’ business. However, if Bioventus overestimates its demand, it may have underutilized assets and may experience reduced margins. If Bioventus does not accurately align its supplies with demand and/or fail to meet contractual minimum purchase requirements, its business, results of operations and financial condition may be adversely affected. For example, if Bioventus fails to order the minimum order quantity of SUPARTZ FX from SKK Bioventus is obligated to pay SKK a specified fee equal to the number of units needed to meet the minimum order quantity multiplied by a specified percentage of the purchase price.

Bioventus may face issues with respect to the supply of Bioventus’ products or their components, including increased costs, disruptions of supply, shortages, contamination or mislabeling.

Bioventus is dependent on a limited number of suppliers for Bioventus’ products and components used in the manufacturing process of its products. Bioventus’ top three suppliers provide Bioventus with products and components that constituted 53%, 54% and 49% of total net sales for the years ended December 31, 2020, 2019 and 2018, respectively. Durolane, GELSYN-3 and SUPARTZ FX are supplied by single-source third-party manufacturers. Bioventus’ Exogen system undergoes final assembly with components procured from various suppliers, including a transducer, which is a key component that is supplied by a single source supplier. Bioventus may not be able to renew or enter into new contracts with its existing suppliers following the expiration of such contracts on commercially reasonable terms, or at all.

In particular, the success of Bioventus’ bone graft substitutions product portfolio, depends on its suppliers continuing to have access to donated human cadaveric tissue, as well as the maintenance of high standards in their processing methodology. The supply of such donors can fluctuate over time. Bioventus cannot be certain that its current suppliers who rely on allograft bone tissue, plus any additional sources that its suppliers identify in the future, will be sufficient to meet its product needs. Bioventus’ dependence on a limited number of third-party suppliers and the challenges that they may face in obtaining adequate supplies of allograft bone tissue involve several risks, including limited control over pricing, availability, quality and delivery schedules. Bioventus may be unable to find an alternative supplier in a reasonable time period or on commercially reasonable terms, if at all, which would adversely affect its business, results of operations and financial condition.

If any of Bioventus’ products or the components used in its products are alleged or proven to include quality or product defects, including as a result of improper methods of tissue recovery from donors and disease transmission from donated tissue or illegal harvesting, Bioventus may need to find alternate supplies, delay production of its products, discard or otherwise dispose of its products, or engage in a product recall, all of which may adversely affect its business, results of operations and financial condition. If Bioventus’ products or the components in its products are affected by adverse prices or quality or other concerns, Bioventus may not be able to identify alternate sources of components or other supplies that meet its quality controls and standards to sustain its sales volumes or on commercially reasonable terms, or at all.

Bioventus relies on a limited number of third-party manufacturers to manufacture certain of Bioventus’ products.

Third-party manufacturers generally manufacture Durolane, GELSYN-3, SUPARTZ FX, Exogen components and Bioventus’ bone graft substitutions product portfolio. Bioventus has developed in-house assembly capabilities for its Exogen system. Bioventus and its third-party manufacturers are required to comply with the QSR which is a set of FDA regulations that establishes cGMP requirements for medical devices and covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of such devices. Moreover, certain of Bioventus’ products may be re-classified as drugs, and Bioventus is planning to seek approval of a product pursuant to the BLA pathway. In each case, such products would be required to comply with the cGMP requirements that apply to drugs and biologics, respectively.

There are a limited number of suppliers and third-party manufacturers that operate under FDA’s QSR requirements and that have the necessary expertise and capacity to manufacture Bioventus’ products or components for its products. As a result, it may be difficult for Bioventus to locate manufacturers for its anticipated future needs, and its anticipated growth could strain the ability of its current suppliers and third-party manufacturers to deliver products, materials and components to Bioventus. Upon expiration of Bioventus’ existing agreements with these third-party manufacturers, Bioventus may not be able to renegotiate the terms of its agreements with these third-party manufacturers on a commercially reasonable basis, or at all.

If Bioventus or its third-party manufacturers fail to maintain facilities in accordance with the FDA’s QSR, the noncomplying party could lose the ability to manufacture Bioventus’ products on a commercial scale. Loss of this manufacturing capability would limit Bioventus’ ability to sell its products, including Durolane, GELSYN-3, SUPARTZ FX and Bioventus’ bone graft substitutions product portfolio, which are manufactured by single-source third-party manufacturers. See “Description of Bioventus’ Business—Manufacturing and supply.”

The manufacturing of Bioventus’ products may not be easily transferable to other sites in the event that any of its third-party manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of, or quality issues with, components of Bioventus’ products and other supplies, labor problems, power outages, adverse weather conditions, natural disasters, global pandemics, such as COVID-19, or the need to comply with environmental and other directives of governmental agencies. From time to time, a third-party manufacturer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt Bioventus’ supply of finished goods or require that Bioventus incur additional expense by providing financial accommodations to the third-party manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new third-party manufacturing arrangement with another provider. The loss of any of these third-party manufacturers or the failure for any reason of any of these third-party manufacturers to fulfill their obligations under their agreements with Bioventus, including a failure to meet Bioventus’ quality controls and standards, may result in disruptions to Bioventus’ supply of finished goods. Bioventus may be unable to locate an additional or alternate third-party manufacturing arrangement that meets Bioventus’ quality controls and standards in a timely manner or on commercially reasonable terms, if at all. If this occurs, its business, results of operations and financial condition will be adversely affected.

If Bioventus’ facilities are damaged or become inoperable, Bioventus will be unable to continue to research, develop and manufacture its products and, as a result, its business, results of operations and financial condition may be adversely affected until Bioventus is able to secure a new facility.

Bioventus does not have redundant facilities for the final assembly of its Exogen system. Bioventus’ other facilities and equipment would be costly to replace and could require substantial lead-time to repair or replace. Bioventus’ facilities may be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, tornadoes, flooding, fire and power outages. Such disasters may render it difficult or impossible to manufacture and commercialize Bioventus’ products and conduct its research and development activities for new products, line extensions and expanded indications. The inability to perform those activities, combined with Bioventus’ limited inventory of supplies, components and finished product, may result in the inability to continue manufacturing or supplying Bioventus’ products during such periods and the loss of customers or harm to Bioventus’ reputation. Although Bioventus possesses insurance for damage to its facilities and the disruption of its business, this insurance may not be sufficient to cover all of Bioventus’ potential losses and this insurance may not continue to be available to Bioventus on acceptable terms, or at all.

If Bioventus fails to maintain its numerous contractual relationships, its business, results of operations and financial condition could be adversely affected.

Bioventus is party to numerous contracts in the normal course of its business, including its supply and distribution agreements for Durolane, which has a current term expiring in December 2115, GELSYN-3, which has a current term expiring in February 2026, and SUPARTZ FX, which has a current term expiring in December 2028. Bioventus has contractual relationships with suppliers, distributors and agents, as well as service providers. In the aggregate, these contractual relationships are necessary for Bioventus to operate its business. From time to time, Bioventus amends, terminates or negotiates its contracts. Bioventus may also periodically be subject to, or make claims of breach of contract, or threaten legal action relating to Bioventus’ contracts. These actions may result in litigation. At any one time, Bioventus has a number of negotiations under way for new or amended commercial agreements. Bioventus devotes substantial time, effort and expense to the administration and negotiation of contracts involved in Bioventus’ business. However, these contracts may not continue in effect past their current term or Bioventus may not be able to negotiate satisfactory contracts in the future with current or new business partners, which may adversely affect its business, results of operations and financial condition.

If Bioventus is unable to manage, train, maintain and grow its direct sales team and network of independent distributors, Bioventus may not be able to generate anticipated sales or it may be subject to regulatory or enforcement action.

Bioventus’ operating results are directly dependent upon the sales and marketing efforts of not only its direct sales team, but also its independent distributors. If Bioventus’ direct sales team or independent distributors fail to adequately promote, market and sell its products, its sales could significantly decrease.

Bioventus faces significant challenges and risks in managing its geographically dispersed distribution network and retaining the individuals who make up that network. If any members of Bioventus’ direct sales team were to leave Bioventus, or if any of its independent distributors were to cease to do business with Bioventus, Bioventus’ sales could be adversely affected. In such a situation, Bioventus may need to seek alternative independent distributors or increase its reliance on its direct sales team, which may not prevent Bioventus’ sales from being adversely affected. If a member of Bioventus’ direct sales team or independent distributor were to depart and be retained by one of its competitors, Bioventus may be unable to prevent them from helping competitors solicit business from its existing customers, which could further adversely affect Bioventus’ sales. Because of the competition for their services, Bioventus may be unable to recruit or retain additional qualified independent distributors or to hire additional direct sales team members to work with Bioventus on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified members of its direct sales team or independent distributors would prevent Bioventus from maintaining or expanding its business and generating sales.

If Bioventus launches new products or increase its marketing efforts with respect to existing products, it will need to expand the reach of Bioventus’ marketing and sales networks. Bioventus’ future success will depend largely on its ability to continue to hire, train, retain and motivate skilled members of its direct sales team and independent distributors with significant technical knowledge in active healing products. New hires require training and take time to achieve full productivity. If Bioventus fails to train new hires adequately, or if Bioventus experiences high turnover in its sales force in the future, Bioventus cannot be certain that new hires will become as productive as may be necessary to maintain or increase its sales. Further, if Bioventus is unable to adequately train new hires and/or members of Bioventus’ direct sales team, if new hires and/or members of Bioventus’ direct sales team engage in practices such as the promotion of unapproved or off-label uses of its devices or if new hires and/or members of its direct sales team assist with the reimbursement process in a manner that results in false or fraudulent claims for reimbursement being submitted to government or private payers, Bioventus may be subject to investigations or regulatory or enforcement actions by governmental authorities or third party payers for reasons such as the promotion of unapproved or off-label uses of Bioventus’ devices, inappropriate actions and involvement in the reimbursement process, or inappropriate completion of reimbursement forms. See “—Risks relating to government regulation—Bioventus may be subject to enforcement action if it engages in improper claims submission practices and resulting audits or denials of Bioventus’ claims by government agencies could reduce Bioventus’ net sales or profits.”

If Bioventus is unable to expand its sales and marketing capabilities domestically and internationally, it may not be able to effectively commercialize Bioventus’ products, which would adversely affect its business, results of operations and financial condition.

Actual or attempted breaches of security, unauthorized disclosure of information, denial of service attacks or the perception that personal and/or other sensitive or confidential information in Bioventus’ possession or control is not secure, could result in a material loss of business, substantial legal liability or significant harm to Bioventus’ reputation.

Bioventus receives, collects, processes, use and stores a large amount of information, including personally identifiable, protected health and other sensitive and confidential information. This data is often accessed by Bioventus through transmissions over public and private networks, including the Internet. The secure transmission of such information over the Internet and other mechanisms is essential to maintain confidence in

Bioventus’ Information Technology (IT) systems. Despite the privacy and security measures Bioventus has in place to ensure compliance with applicable laws, regulations and contractual requirements, Bioventus’ facilities and systems, and those of Bioventus’ third-party vendors and service providers, are vulnerable to privacy and security incidents including, but not limited to, computer hacking, breaches, acts of vandalism or theft, computer viruses and other malware, including ransomware or other forms of cyber-attack, misplaced or lost data, programming and/or human errors or other similar events. A party, whether internal or external, that is able to circumvent Bioventus’ security systems could, among other things, misappropriate or misuse sensitive or confidential information, user information or other proprietary information, or cause significant interruptions in Bioventus’ operations. Internal or external parties have and will continue to attempt to circumvent Bioventus’ security systems, and Bioventus expects that it may in the future experience external attacks on its network, such as, reconnaissance probes, denial of service attempts, malicious software attacks and phishing attacks.

Because the techniques used to circumvent security systems can be highly sophisticated and change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, Bioventus may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations. Recent, well-publicized attacks on prominent companies have resulted in the theft of significant amounts of sensitive and personal information and demonstrate the sophistication of the perpetrators and magnitude of the threat posed to companies across the nation, including the health care industry.

If someone is able to circumvent or breach Bioventus’ security systems, they could steal any information located therein or cause interruptions to its operations. Security breaches or attempts thereof could also damage Bioventus’ reputation and expose Bioventus to a risk of monetary loss and/or litigation, fines and sanctions. Bioventus also faces risks associated with security breaches affecting third parties that conduct business with Bioventus or its customers and others who interact with its data. While Bioventus maintains insurance that covers certain security and privacy breaches, it may not carry appropriate insurance or maintain sufficient coverage to compensate for all potential liability. Additionally, the costs incurred to remediate any data security or privacy incident could be substantial.

Bioventus cannot assure you that its third-party service providers with access to Bioventus’ or its customers’, suppliers’, trial patients’, and employees’ personally identifiable and other sensitive or confidential information in relation to which Bioventus is responsible will not breach contractual obligations imposed by Bioventus, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on Bioventus’ business including putting Bioventus in breach of its obligations under privacy laws and regulations and/or which could in turn adversely affect its business, results of operations and financial condition. While Bioventus attempts to address the associated risks by performing security assessments and detailed due diligence, it cannot assure you that these contractual measures and Bioventus’ own privacy and security-related safeguards will protect it from the risks associated with the third-party processing, storage and transmission of such information.

Failure of a key information technology and communication system, process or site could adversely affect its business, results of operations and financial condition.

Bioventus relies extensively on information technology and communication systems and software and hardware products, including those of external providers, to conduct business. These systems and software and hardware impact, among other things, ordering and managing components of Bioventus’ products from suppliers, shipping products to customers on a timely basis, processing transactions, coordinating its sales activities across all of its products, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, data security and other processes necessary to manage its business.

Despite any precautions Bioventus may take, Bioventus’ systems and software and hardware could be exposed to damage or interruption from circumstances beyond its control, such as fire, natural disasters, systems failures, power outages, cyber-attacks, terrorism, energy loss, telecommunications failure, security breaches and attempts thereof, computer viruses and similar disruptions affecting the global Internet. Although Bioventus has taken steps to prevent system failures and have back-up systems and procedures to prevent or reduce disruptions, such steps may not prevent an interruption of services and Bioventus’ disaster recovery planning may not be adequate or account for all contingencies. Additionally, Bioventus’ insurance may not adequately compensate Bioventus for all losses or failures that may occur. If Bioventus’ systems or software and hardware are damaged or cease to function properly and Bioventus’ business continuity plans do not effectively compensate on a timely basis, Bioventus may suffer interruptions in Bioventus’ operations, which could adversely affect its business, results of operations and financial condition.

Bioventus will need to improve and upgrade Bioventus’ systems and infrastructure as Bioventus’ operations grow in scale in order to maintain the reliability and integrity of Bioventus’ systems and infrastructure. The expansion of Bioventus’ systems and infrastructure will require Bioventus to commit substantial financial, operational and technical resources before the volume of Bioventus’ business increases, with no assurance that the volume of business will increase. Any service outages or delays due to the installation of any new or upgraded technology (and customer issues therewith), or the impact on the reliability of Bioventus’ data from any new or upgraded technology could adversely affect its business, results of operations and financial condition.

Bioventus’ business subjects Bioventus to economic, political, regulatory and other risks associated with international sales and operations that could adversely affect its business, results of operations and financial condition.

Since Bioventus sells Bioventus’ products in many different jurisdictions outside the United States, Bioventus’ business is subject to risks associated with conducting business internationally. Bioventus anticipates that net sales from international operations will continue to represent a portion of Bioventus’ total net sales. In addition, a number of Bioventus’ third-party manufacturing facilities and suppliers of Bioventus’ products are located outside the United States. Accordingly, Bioventus’ future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	customers in some foreign countries potentially having longer payment cycles;

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disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act (FCPA), regulations of the U.S. Office of Foreign Assets Controls, and U.S. anti-money laundering regulations, as well as exposure of Bioventus’ foreign operations to liability under these regulatory regimes;

•	training of third-parties on Bioventus’ products and the procedures in which they are used;

•	reduced protection for and greater difficulty enforcing Bioventus’ intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements, export licensing requirements or other restrictive actions by foreign governments;

•	difficulty in staffing and managing widespread operations, including compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	international regulators and third-party payers requiring additional clinical studies prior to approving or allowing reimbursement for Bioventus’ products;

•	complexities associated with managing multiple payer reimbursement regimes, government payers or patient self-pay systems;

•	production shortages resulting from any events affecting material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, global pandemics or natural disasters including earthquakes, typhoons, floods and fires.

In addition, further expansion into new international markets may require significant resources and the efforts and attention of Bioventus’ management and other personnel, which may divert resources from its existing business operations. As Bioventus expands its business internationally, Bioventus’ success will depend, in large part, on its ability to anticipate and effectively manage these and other risks associated with its operations outside of the United States.

Bioventus is exposed to foreign currency risks, which may adversely affect its business, results of operations and financial condition.

External events such as the withdrawal by the United Kingdom from the EU, global pandemics, the ongoing uncertainty regarding actual and potential shifts in U.S. and foreign trade, economic and other policies and the passage of U.S. taxation reform legislation each have caused, and may continue to cause, significant volatility in currency exchange rates. Because some of Bioventus’ revenue, expenses, assets and liabilities are denominated in foreign currencies, Bioventus is subject to exchange rate and currency risks. In preparing Bioventus’ financial statements, which are presented in U.S. dollars, Bioventus must convert all non-U.S. dollar financial results to U.S. dollars at varying exchange rates. This may ultimately result in currency gain or loss, the outcome of which Bioventus cannot predict. Furthermore, to the extent that Bioventus incurs expenses or earn revenue in currencies other than in U.S. dollars, any change in the values of those foreign currencies relative to the U.S. dollar could cause Bioventus’ profits to decrease or its products to be less competitive against those of its competitors. To the extent that Bioventus’ current assets denominated in foreign currency are greater or less than its current liabilities denominated in foreign currencies, Bioventus faces potential foreign exchange exposure.

To minimize such exposures, Bioventus has entered, and may in the future enter, into derivative instruments related to forecasted foreign currency transactions or currency hedges from time to time. Losses from changes in the value of the Euro or other foreign currencies relative to the U.S. dollar could adversely affect its business, results of operations and financial condition.

Bioventus is subject to differing tax rates in several jurisdictions in which Bioventus operates, which may adversely affect its business, results of operations and financial condition.

Bioventus will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Bioventus’ future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, Bioventus may be subject to income tax audits by various tax jurisdictions. Although Bioventus believes its income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of Bioventus’ operations.

International tariffs applied to goods traded between the United States and China may adversely affect its business, results of operations and financial condition.

International tariffs, including tariffs applied to goods traded between the United States and China, may adversely affect its business, results of operations and financial condition. Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding the possibility of instituting tariffs against foreign imports of certain materials. More specifically, in March and April of 2018, the U.S. and China applied tariffs to certain of each other’s exports. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of adversely affecting overall economic condition, which could have a negative impact on Bioventus as imposition of tariffs could cause an increase in the cost of Bioventus’ products and the components for Bioventus’ products, specifically with respect to Bioventus’ Exogen system, which may adversely affect its business, results of operations and financial condition.

The 2019 Credit Agreement contains financial and operating restrictions that may limit Bioventus’ access to credit. If Bioventus fails to comply with financial or other covenants in the 2019 Credit Agreement, it may be required to repay indebtedness to its existing lenders, which may harm Bioventus’ liquidity.

On December 6, 2019, Bioventus entered into a $250.0 million credit and guaranty agreement, or the 2019 Credit Agreement, with Wells Fargo Bank National Association, as administrative agent and collateral agent, and a syndicate of other entities as lenders. As of December 31, 2020, Bioventus had outstanding indebtedness of $190.0 million under its term loan (leaving $49.9 million available under Bioventus’ revolving credit facility after giving effect to $0.1 million in an outstanding letter of credit). Bioventus is subject to certain covenants under the 2019 Credit Agreement, including, but not limited to:

•	a minimum interest coverage ratio and a maximum debt leverage ratio requirement as defined in Bioventus’ credit agreement;

•	restrictions on the declaration or payment of certain distributions on or in respect of Bioventus’ equity interests;

•	restrictions on acquisitions, investments and certain other payments;

•	limitations on the incurrence of new indebtedness;

•	limitations on the incurrence of new liens on property or assets;

•	limitations on transfers, sales and other dispositions;

•	limitations on entering into transactions with affiliates; and

•	limitations on making any material change in any of Bioventus’ business objectives that could reasonably be expected to have a material adverse effect on the repayment of Bioventus’ credit agreement.

Such indebtedness could have significant consequences, including:

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requiring a substantial portion of Bioventus’ cash flows to be dedicated to debt service payments instead of funding growth, working capital, capital expenditures, investments or other cash requirements;

•	reducing Bioventus’ flexibility to adjust to changing business conditions or obtain additional financing;

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exposing Bioventus to the risk of increased interest rates as certain of Bioventus’ borrowings, including borrowings under Bioventus’ term loan, are at variable rates, making it more difficult for Bioventus to make payments on Bioventus’ indebtedness;

•	restricting Bioventus from making strategic acquisitions or causing Bioventus to make non-strategic divestitures;

•	subjecting Bioventus to restrictive covenants that may limit Bioventus’ flexibility in operating Bioventus’ business; and

•	limiting Bioventus’ ability to obtain additional financing for working capital, capital expenditures, debt service requirements and general corporate or other purposes.

In addition, Bioventus may not be able to comply with these financial covenants described above in the future. In the absence of a waiver from Bioventus’ lenders, any failure by Bioventus to comply with these covenants in the future may result in the declaration of an event of default, which could adversely affect Bioventus’ business, results of operations and financial position. See “Bioventus’ Management’s Discussion and Analysis—Indebtedness.”

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR in the future may adversely affect Bioventus’ financing costs.

Currently, the 2019 Credit Agreement utilizes the London Interbank Offered Rate (LIBOR), or various alternative methods set forth in the 2019 Credit Agreement to calculate interest on any borrowings. National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices known as “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (FCA), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021 or, in certain cases, 2023, pursuant to an updated announcement in November 2020. Such announcements indicate that the continuation of LIBOR on the current basis cannot and will not be guaranteed after such dates, as applicable, and it appears highly likely that LIBOR will be discontinued or modified by 2021 or, in certain cases 2023.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or LIBOR-based debt instruments. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms could cause the interest rates calculated for the 2019 Credit Agreement to be materially different than expected, which could have a material adverse effect on Bioventus’ financing costs.

Due to the high degree of uncertainty regarding the implementation and impact of the CARES Act and other legislation related to COVID-19, there can be no assurance as to the total amount of financial assistance Bioventus will receive or that Bioventus will be able to comply with the applicable terms and conditions for retaining such assistance.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law, which is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations. The CARES Act and similar legislation intended to provide assistance related to the COVID-19 pandemic also authorized $175.0 billion in funding to be distributed by HHS to eligible health care providers. This funding, known as the Provider Relief Fund, is designated to fund eligible healthcare providers’ healthcare-related expenses or lost revenues attributable to COVID-19. On December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law, which adds $3.0 billion to the Provider Relief Fund. Payments from the Provider Relief Fund are subject to certain eligibility criteria, as well as reporting and auditing requirements, but do not need to be repaid to the U.S. government if recipients comply with the applicable terms and conditions.

In reliance on the CARES Act, Bioventus deferred its employer social security payroll tax payments from May 2020 until the remainder of the 2020 calendar year of which, 50% is deferred until December 31, 2021, with the remaining 50% deferred until December 31, 2022. The Company has deferred $1.9 million of payroll tax payments as of December 31, 2020, half of which has been recorded in accrued liabilities and the remainder in other long-term liabilities on the condensed consolidated balance sheet. Bioventus is in the process of analyzing other provision of the CARES Act to determine the financial impact on Bioventus’ condensed consolidated financial statements.

In April 2020, Bioventus received, without request, a $1.2 million payment from the Provider Relief Fund from HHS. Bioventus determined that it complied with the conditions to be able to keep and use the funds as reimbursement for health care related expenses and lost revenue attributable to the public health emergency resulting from COVID-19 and submitted to HHS the required attestation to agree to the applicable terms and conditions of the Provider Relief Fund Phase I General Distribution. In July 2020, Bioventus applied for and received a second Provider Relief Fund payment totaling $2.9 million, which is subject to the same conditions as the initial payment. The payments were recorded as other income on the condensed consolidated statement of operations and comprehensive income (loss) for year ended December 31, 2020.

Due to the high degree of uncertainty regarding the implementation of the CARES Act, the Consolidated Appropriations Act, 2021 and other stimulus legislation, there can be no assurance that the terms and conditions of the Provider Relief Fund or other relief programs will not change or be interpreted in ways that affect Bioventus’ ability to comply with such terms and conditions in the future, which could affect Bioventus’ ability to retain such assistance. Bioventus will continue to monitor its compliance with the terms and conditions of the Provider Relief Fund, including demonstrating that the distributions received have been used for healthcare-related expenses or lost revenue attributable to COVID-19. If Bioventus is unable to comply with current or future terms and conditions, Bioventus’ ability to retain some or all of the distributions received may be impacted, and Bioventus may be subject to actions including payment recoupment, audits and inquiries by governmental authorities, and criminal, civil or administrative penalties.

Bioventus’ future capital needs are uncertain and Bioventus may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

Bioventus believes that its current cash and cash equivalents, in combination with the borrowing availability under Bioventus’ credit facility and its expected cash from operations, will be sufficient to meet Bioventus’ projected operating requirements for the foreseeable future. However, Bioventus may seek additional funds from public and private stock offerings, borrowings under Bioventus’ existing or new credit facilities or other sources in order to fund future initiatives related to the expansion of Bioventus’ business, which financing may not be available on acceptable or commercially reasonable terms, if at all. For example, pursuant to the Option and Equity Purchase Agreement with CartiHeal and its shareholders, CartiHeal has a put option that, if validly exercised, would require BV LLC to purchase 100% of CartiHeal’s shares for $350.0 million following pivotal clinical trial success, including achievement of certain secondary endpoints and FDA approval of the Agili-C device with a label consistent in all respects with pivotal clinical trial success, pursuant to the terms and subject to the conditions of the Option and Equity Purchase Agreement. See “Bioventus’ Management’s Discussion and Analysis—Strategic transactions—CartiHeal (developer of Agili-C) investment and option and equity purchase agreement.”

Furthermore, if Bioventus issues equity or debt securities to raise additional capital, its existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of Bioventus’ existing stockholders. In addition, if Bioventus raises additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to Bioventus’ products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to Bioventus. If Bioventus cannot raise capital on acceptable terms, it may not be able to develop or enhance Bioventus’ products, execute Bioventus’ business plan, take advantage of future opportunities, or respond to competitive pressures, changes in Bioventus’ supplier relationships, or unanticipated customer requirements. Any of these events could adversely affect its business, results of operations and financial condition.

Risks Relating to Government Regulation

The risk factors listed below describe the risks Bioventus faces related to government regulation. The companies who manufacture or produce certain of the products Bioventus distributes face similar risks with respect to government regulation relating to such products. If such suppliers are unable to comply with government regulations, they may not be able to continue to supply Bioventus with products, which could adversely affect its business, results of operations and financial condition.

Bioventus’ products and operations are subject to extensive governmental regulation, and its failure to comply with applicable requirements could cause its business to suffer.

The healthcare industry, and in particular the medical device industry, are regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies and authorities. The FDA and other U.S. and foreign governmental agencies and authorities regulate and oversee, among other things:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance and approval;

•	conformity assessment procedures;

•	record-keeping procedures;

•	advertising and promotion;

•	recalls and other field safety corrective actions;

•	postmarket surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	postmarket studies; and

•	product import and export.

The regulations to which Bioventus is subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on Bioventus’ ability to carry on or expand its operations, higher than anticipated costs or lower than anticipated sales.

The failure to comply with applicable regulations could jeopardize Bioventus’ ability to sell its products and result in enforcement actions such as:

•	administrative or judicially imposed sanctions;

•	unanticipated expenditures to address or defend such actions;

•	injunctions, consent decrees or the imposition of civil penalties or fines;

•	recall or seizure of Bioventus’ products;

•	total or partial suspension of production or distribution;

•	refusal to grant pending or future clearances or approvals for Bioventus’ products;

•	withdrawal or suspension of regulatory clearances or approvals;

•	clinical holds;

•	untitled letters or warning letters;

•	refusal to permit the import or export of Bioventus’ products; and

•	criminal prosecution of Bioventus or Bioventus’ employees.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm Bioventus’ reputation, business, results of operations and financial condition.

Moreover, governmental authorities outside the United States have become increasingly stringent in their regulation of medical devices, and Bioventus’ products may become subject to more rigorous regulation by non U.S. governmental authorities in the future. U.S. or non-U.S. government regulations may be imposed in the future that adversely affect its business, results of operations and financial condition. The European Commission has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these new regulations, manufacturing plants must have received a full Quality Assurance Certification from a “Notified Body” in order to be able to sell products within the member states of the EU. This certification allows manufacturers to stamp the products of certified plants with a “CE” mark. Products covered by European Commission regulations that do not bear the CE mark cannot be sold or distributed within the EU. Bioventus has received certification for all of Bioventus’ manufacturing facilities.

Bioventus may be subject to enforcement action if it engages in improper claims submission practices and resulting audits or denials of Bioventus’ claims by government agencies could reduce Bioventus’ net sales or profits.

In connection with its Exogen system, Bioventus submits claims directly to, and receive payments directly from, the Medicare and Medicaid programs and private payers. Therefore, Bioventus is subject to extensive government regulation, including detailed requirements for submitting claims under appropriate codes and maintaining certain documentation, including evidence that all medical necessity requirements are met to support Bioventus’ claims. Billing for Bioventus’ Exogen system is complex, time-consuming and expensive, particularly for items and services provided to government healthcare program beneficiaries, such as Medicare and Medicaid. Reimbursement claims may be adversely affected by improper completion of the CMN required in connection with Medicare claims for the Exogen system and Bioventus may be subject to investigations by governmental authorities or third party payers and required to prove the validity of the claims or the authenticity of the signatures on the CMNs under investigation. Reimbursement claims may also be adversely affected by the promotion of Bioventus’ devices for unapproved or off-label uses or assistance with the reimbursement process that could result in false or fraudulent claims for reimbursement being submitted to government or private payers. Depending on the billing arrangement and applicable law, Bioventus bills various payers, all of which may have different prior authorization, patient qualification and medical necessity requirements, as well as patients for any applicable co-payments or co-insurance amounts. In addition, Bioventus may also face increased risk in Bioventus’ collection efforts, including potential write-offs of doubtful accounts and long collection cycles, any of which could adversely affect its business, results of operations and financial condition.

Bioventus is also required to implement compliance procedures and oversight, train and monitor Bioventus’ employees, appeal coverage and payment denials, and perform internal audits periodically to assess compliance with applicable laws and regulations as well as internal compliance policies and procedures. Bioventus is required to report and return any overpayments received from government payers within 60 days of identification and exercise of reasonable diligence to investigate credible information regarding potential overpayments. Failure to identify and return such overpayments exposes the provider or supplier to liability under federal false claims laws. See “Risks relating to government regulation”— Bioventus is subject to federal, state and foreign laws and regulations relating to Bioventus’ healthcare business, and could face substantial penalties if Bioventus is determined not to have fully complied with such laws, which would adversely affect its business, results of operations and financial condition. Moreover, Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. Bioventus may be subject to prepayment and post-payment reviews, as well as audits of claims in the future. Private payers may from time to time conduct similar reviews and audits. Any third-party payer reviews and audits of Bioventus’ claims could result in material delays in payment, material recoupments, overpayments, claim denials, fines, revocations of billing privileges, bars on re-enrollment in federal or state healthcare programs, cancellation of Bioventus’ agreements or damage to Bioventus’ reputation, any of which would reduce its net sales and profitability.

For example, in July of 2018 Bioventus became aware of allegations that certain of Bioventus’ sales personnel may have been completing Section B of the CMN required in connection with Medicare claims for the Exogen system, which, under federal law, must be completed by the physician and/or physician staff. Together with Bioventus’ outside counsel, Ropes & Gray LLP, Bioventus initiated an investigation into these allegations, and Bioventus determined that the CMN forms for a portion of Medicare claims for the Exogen system were in fact improperly completed by Bioventus’ sales representatives, some of which also failed to meet CMS coverage requirements. As a result of its findings, Bioventus made a self-disclosure on November 30, 2018 to the OIG, under the Provider Self-Disclosure Protocol. Bioventus’ self-disclosure disclosed the extent of its findings relating to the inappropriate completion of CMN forms by its sales personnel and offered to make repayment for such claims which failed to meet CMS coverage requirements and which Bioventus submitted to the Medicare program between October 1, 2012 and September 30, 2018, the statutory period applicable to such conduct. The total value of impacted claims was $30.1 million in the aggregate. In October 2019, Bioventus’ outside counsel received a letter from the Office of the United States Attorney in the Middle District of North Carolina (USAO), stating that the USAO would be working with the OIG to resolve Bioventus’ self-disclosure. After settlement discussions with the USAO and OIG, on January 25, 2021 Bioventus reached a settlement agreement with the USAO and the OIG with respect to the submission of Medicare claims that did not meet CMS coverage requirements and for which Bioventus’ sales representatives completed Section B of the CMN forms. On February 22, 2021, Bioventus finalized all terms related to the settlement and entered into a formal settlement agreement with the USAO and OIG consistent with Bioventus’ previous agreement in principle and which included releases from associated False Claims Act liability and further Civil Monetary Penalties that are customary in self-disclosures of this type. Under the agreement, Bioventus resolved the potential liability related to Bioventus’ self-disclosure for $3.6 million, of which $2.4 million had already been paid through Bioventus’ 2019 return of overpayments described previously, leaving a net payment to be made of $1.2 million. Bioventus made payment of the $1.2 million net settlement amount due under the agreement on February 23, 2021. The settlement amount noted above was recorded in the consolidated financial statements for the year ended December 31, 2020. In connection with this settlement, Bioventus was not subjected to any non-monetary penalties, such as monitoring agreements or requirements to conduct audits and submit reports to the HHS.

The FDA regulatory process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent Bioventus from commercializing its products.

Before Bioventus can market or sell a new medical device or other product or a new use of or a claim for or significant modification to an existing medical device in the United States, Bioventus must obtain either clearance from the FDA under 510(k) pathway or approval of a PMA, unless an exemption applies. In the United States, Bioventus has obtained 510(k) premarket clearance from the FDA to market products such as Signafuse Bioactive Bone Graft Putty, Interface Bioactive Bone Graft and Signafuse Mineralized Collagen Scaffold. Bioventus’ pain treatment and joint preservation products, including Durolane, GELSYN-3 and SUPARTZ FX, and its Exogen system, have obtained PMA approval. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the

U.S. market pursuant to an approved PMA application and later downclassified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed product is safe and effective for Bioventus’ intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for products that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to twelve months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from six to 18 months, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, Bioventus cannot assure you that any particular device will be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm Bioventus’ business.

Any modification to one of Bioventus’ 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require Bioventus to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA application, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. Bioventus may make changes to its 510(k)-cleared products in the future that it may determine do not require a new 510(k) clearance or PMA approval. If the FDA disagrees with Bioventus’ decision not to seek a new 510(k) or PMA approval for changes or modifications to existing devices and requires new clearances or approvals, Bioventus may be required to recall and stop marketing its products as modified, which could require Bioventus to redesign its products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. If there is any delay or failure in obtaining required clearances or approvals or if the FDA requires Bioventus to go through a lengthier, more rigorous examination for future products or modifications to existing products than Bioventus had expected, its ability to introduce new or enhanced products in a timely manner would be adversely affected, which in turn would result in delayed or no realization of revenue from such product enhancements or new products and could also result in substantial additional costs which could decrease Bioventus’ profitability.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•

Bioventus may not be able to demonstrate to the FDA’s satisfaction that the product or modification is substantially equivalent to the proposed predicate device or safe and effective for its intended use;

•	the data from Bioventus’ preclinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

•	the manufacturing process or facilities Bioventus uses may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of Bioventus’ future products under development or impact its ability to modify its currently cleared or approved products on a timely basis. Even after clearance or approval for Bioventus’ products is obtained, Bioventus and the products are subject to extensive postmarket regulation by the FDA, including with respect to advertising, marketing, labeling, manufacturing, distribution, import, export, and clinical evaluation. For example, as a condition of approving a

PMA application, the FDA may require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. The product labeling must be updated and submitted in a PMA supplement once results, including any adverse event data from the post-approval study, become available. Failure to conduct post-approval studies in compliance with applicable regulations or to timely complete required post-approval studies or comply with other post-approval requirements could result in withdrawal of approval of the PMA, which would harm Bioventus’ business.

Bioventus is also required to timely file various reports with regulatory agencies. If these reports are not timely filed, regulators may impose sanctions and sales of Bioventus’ products may suffer, and Bioventus may be subject to product liability or regulatory enforcement actions, all of which could harm Bioventus’ business. In addition, if Bioventus initiates a correction or removal for one of its devices, issue a safety alert, or undertake a field action or recall to reduce a risk to health posed by the device, Bioventus may be required to submit a report to the FDA, and in many cases, to other regulatory agencies. Such reports could lead to increased scrutiny by the FDA, other international regulatory agencies and Bioventus’ customers regarding the quality and safety of its devices and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports has been and could be used by competitors against Bioventus in competitive situations and cause customers to delay purchase decisions or cancel orders, which would harm Bioventus’ reputation and business.

The FDA and state authorities have broad enforcement powers. Bioventus’ failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recalls, termination of distribution, administrative detention or seizures of Bioventus’ products;

•	operating restrictions, partial suspension or total shutdown of production;

•	customer notifications or repair, replacement or refunds;

•	refusing Bioventus’ requests for 510(k) clearance or PMA approvals or foreign regulatory approvals of new products, new intended uses or modifications to existing products;

•	withdrawals of current 510(k) clearances or PMAs or foreign regulatory approvals, resulting in prohibitions on sales of Bioventus’ products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could also result in higher than anticipated costs or lower than anticipated sales and adversely affect its business, results of operations and financial condition.

In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Bioventus’ product candidates. If Bioventus is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if it is not able to maintain regulatory compliance as a result of a changing regulatory landscape, Bioventus may lose any marketing approvals or clearances that Bioventus has already obtained or fail to obtain new marketing approvals or clearances, and Bioventus may not be able to achieve or sustain profitability, which would adversely affect Bioventus’ business, prospects, financial condition and results of operations.

Bioventus also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. The results of the 2020 Presidential election may impact Bioventus’ business and industry. Moreover, the Trump administration took several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rule making, issuance of guidance, and review and approval of marketing applications. It is difficult to predict whether or how these executive actions, including the Executive Orders, will be implemented, or whether they will be rescinded or replaced under the Biden administration. The policies and priorities of an incoming administration are unknown and could materially impact the regulatory framework governing Bioventus’ products.

Once obtained, Bioventus cannot guarantee that FDA or international product approvals will not be withdrawn or rescinded or that relevant regulatory authorities will not require other corrective action, and any withdrawal, rescission or corrective action could materially affect Bioventus’ business and financial results.

Once obtained, marketing approval can be withdrawn by the FDA or comparable foreign regulatory authorities for a number of reasons, including the failure to comply with ongoing regulatory requirements or the occurrence of unforeseen problems following initial approval. Regulatory authorities could also limit or prevent the manufacture or distribution of Bioventus’ products. Any regulatory limitations on the use of Bioventus’ products or any withdrawal, suspension or rescission of approval by the FDA or a comparable foreign regulatory authority could have a material adverse effect on its business, financial condition, and results of operations.

Legislative or regulatory reforms, including those currently under consideration by FDA, could make it more difficult or costly for Bioventus to obtain regulatory clearance or approval of any future products and to manufacture, market and distribute its products after clearance or approval is obtained, which could adversely affect its competitive position and materially affect Bioventus’ business and financial results.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, propose new reclassification orders, or take other actions, which may prevent or delay approval or clearance of Bioventus’ future products under development or impact Bioventus’ ability to market or modify its currently cleared products on a timely basis. FDA and foreign regulations depend heavily on administrative interpretation, and Bioventus cannot assure you that future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect Bioventus. Additionally, any changes, whether in interpretation or substance, in existing regulations or policies, or any future adoption of new regulations or policies by relevant regulatory bodies, could prevent or delay approval of Bioventus’ products. In the event Bioventus’ future, or current, products, including HA generally, are classified, or re-classified, as human drugs, combination products, or biologics by the FDA or an applicable international regulatory body, the applicable review process related to such products is typically substantially longer and substantially more expensive than the review process to which they are currently subject as medical devices. In 2018, FDA publicly indicated its intent to consider HA products for certain indications as drugs and has indicated that sponsors of HA products who submit PMAs or PMA supplements for changes in indications for use, formulation or route of administration should obtain an informal or formal classification and jurisdictional determination through a pre-request for determination or request for determination prior to submission. There exists uncertainty with respect to the final interpretation, implementation, and consequences of this development, and this or any other potential regulatory changes in approach or interpretation similar in substance to those mentioned in this paragraph and affecting Bioventus’ products could materially impact its competitive position, business, and financial results.

Moreover, over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intended to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process.

In May 2019, the FDA solicited public feedback on its plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates, including whether the FDA should publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on Bioventus that could delay its ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict Bioventus’ ability to maintain its current clearances, or otherwise create competition that may negatively affect its business.

More recently, in September 2019, the FDA finalized the aforementioned guidance to describe an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway, by demonstrating that such device meets objective safety and performance criteria established by the FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to maintain a list device types appropriate for the “safety and performance based pathway” and develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance, where feasible. The FDA may establish performance criteria for classes of devices for which Bioventus or Bioventus’ competitors seek or currently has received clearance, and it is unclear the extent to which such performance standards, if established, could impact its ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect its business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect Bioventus’ business and its products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute Bioventus’ products. Bioventus cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on Bioventus’ business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of Bioventus’ products; or additional record keeping. Additionally, the implementation of the new EU MDR set to take full effect on May 26, 2021 after a one-year postponement due to the COVID-19 pandemic, is expected to change several aspects of the existing regulatory framework in Europe. Specifically, the EU MDR will require changes in the clinical evidence required for medical devices, post-market clinical follow-up evidence, annual reporting of safety information for Class III products, and bi-annual reporting for Class II products, Unique Device Identification (UDI) for all products, submission of core data elements to a European UDI database prior to placement of a device on the market, reclassification of medical devices, and multiple other labeling changes. While Bioventus will be able to continue marketing its currently CE-marked products in the EEA after the EU MDR enters into full effect and until the associated CE mark certificates expire, acquiring approvals for new products or renewing Bioventus’ existing CE mark certificates once these expire could be more challenging and costly.

Bioventus’ HCT/P products are subject to extensive government regulation and Bioventus’ failure to comply with these requirements could cause its business to suffer.

In the United States, Bioventus sells human tissue-derived BGSs, such as PureBone and OsteoAMP, which are referred to by the FDA as human cells, tissues and cellular or tissue-based products, or HCT/Ps. In the U.S., Bioventus is marketing its HCT/Ps pursuant to Section 361 of the PHSA and 21 CFR Part 1271 of FDA’s regulations. Bioventus does not manufacture these HCT/P products, but serve as a distributor for them. So-called Section 361 HCT/Ps are not currently subject to the FDA requirements to obtain marketing authorizations as long as they meet certain criteria provided in FDA’s regulations. HCT/Ps regulated as “361 HCT/Ps” are currently subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, cGTP, when processing, storing, labeling and distributing HCT/Ps, including required labeling information, stringent record keeping and adverse event reporting. If Bioventus or Bioventus’ suppliers fail to comply with these requirements, Bioventus could be subject to FDA enforcement action, including, for example, warning letters, fines, injunctions, product recalls or seizures, and, in the most serious cases, criminal penalties. To be regulated as Section 361 HCT/Ps, these products must meet FDA’s criteria to be considered “minimally manipulated” and intended for “homologous use,” among other requirements. HCT/Ps that do not meet the criteria to be considered Section 361 HCT/Ps are subject to the FDA’s regulatory requirements applicable to medical devices, biologics or drugs. Device, biologic or drug HCT/Ps must comply both with the requirements exclusively applicable to Section 361 HCT/Ps and, in addition, with other requirements, including requirements for marketing authorization. For example, Section 361 HCT/Ps do not require 510(k) clearance, PMA approval, approval of a BLA, or other premarket authorization from FDA before marketing. Except as described below with regard to MOTYS, Bioventus believes its HCT/Ps are regulated solely under Section 361 of the PHSA, and therefore, Bioventus has not sought or obtained 510(k) clearance, PMA approval, or licensure through a BLA for such HCT/Ps.

The FDA could disagree with Bioventus’ determination that these human tissue products are Section 361 HCT/Ps and could determine that these products are biologics requiring a BLA or medical devices requiring 510(k) clearance or PMA approval, and could require that Bioventus cease marketing such products and/or recall them pending appropriate clearance, approval or licensure from the FDA. For example, the FDA’s CDRH issued Bioventus a letter in March 2016 in which it asserted that OsteoAMP meets the definition of a medical device, and requested that Bioventus provide CDRH with information in support of its position that OsteoAMP does not require 510(k) clearance or PMA approval. Bioventus provided CDRH with the requested information in support of this position in May 2016 and Bioventus has received no further inquiries to date. Bioventus believes that CDRH’s assertion is unfounded and inconsistent with a 2011 letter from the FDA concluding that OsteoAMP meets the criteria for regulation solely as a Section 361 HCT/P. However, if the FDA were to disagree, and if Bioventus is otherwise unsuccessful in asserting its position, the FDA may then require that Bioventus obtains 510(k) clearance or PMA approval and that it ceases marketing OsteoAMP and/or recall OsteoAMP unless and until Bioventus receives clearance or approval. If Bioventus has to cease marketing and/or has to recall any of Bioventus’ BGSs products, including OsteoAmp, Bioventus’ net sales would decrease, which would adversely affect its business, results of operations and financial condition.

HCT/Ps that do not meet the criteria of Section 361 are regulated under Section 351 of the PHSA. Unlike Section 361 HCT/Ps, HCT/Ps regulated as “351” HCT/Ps are subject to premarket review and approval by the FDA. In November 2017, the FDA released a guidance document entitled “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue—Based Products: Minimal Manipulation and Homologous Use—Guidance for Industry and Food and Drug Administration Staff.” The guidance outlined the FDA’s position that all lyophilized amniotic products are more than minimally manipulated and would therefore require a BLA to be lawfully marketed in the United States. The guidance also indicated that the FDA would exercise enforcement discretion, using a risk-based approach, with respect to the IND application and pre-market approval requirements for certain HCT/Ps for a period of 36 months from the issuance date of the guidance to allow manufacturers to pursue its IND application. Under this approach, FDA indicated that high-risk products and uses could be subject to immediate enforcement action; at that time FDA has not clearly stated what must happen by the end of its enforcement discretion period in order to avoid enforcement (i.e., whether a BLA must be approved by that time, or merely submitted). In July 2020, the FDA extended its period of enforcement discretion to May 31, 2021.

In light of the expiration of the enforcement discretionary period and FDA’s decision not to further extend it, Bioventus discontinued it limited marketing of MOTYS on May 31, 2021, which had commenced as Bioventus pursued marketing authorization under a BLA for the product, to avoid being subject to enforcement on the grounds that Bioventus was marketing a product at the same time Bioventus is investigating that product pursuant to an IND, in violation of FDA’s prohibition on the preapproval promotion of an investigational product. In addition, Bioventus expects the cost to manufacture Bioventus’ products will be higher than its other HCT/Ps because of the costs to comply with the more stringent requirements that apply to products regulated as biologics for which a BLA is required (and not just as Section 361 HCT/Ps). These requirements include satisfying cGMP manufacturing standards and performing ongoing product testing. If Bioventus does receive BLA approval for this product, changes such as adding new indications, manufacturing changes and additional labeling claims, will be subject to further testing requirements and FDA review and approval.

In addition, the FDA may in the future modify the scope of its enforcement discretion with respect to Section 361 HCT/Ps or change its position on which current or future products qualify as Section 361 HCT/Ps, or determine that some or all of Bioventus’ HCT/P products should not have been marketed under the FDA’s policy of enforcement discretion. Any regulatory changes could have adverse consequences for Bioventus and make it more difficult or expensive for Bioventus to conduct its business by requiring pre-market clearance or approval and compliance with additional post-market regulatory requirements with respect to those products.

If clinical studies of Bioventus’ future products do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, Bioventus will be unable to expand the indications for or commercialize these products.

Bioventus will likely need to conduct additional clinical studies in the future to support new indications for Bioventus’ products or for clearances or approvals of new product lines, or for the approval of the use of Bioventus’ products in some foreign countries. Clinical testing can take many years, can be expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons. Conducting successful clinical studies requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, proximity of patients to clinical sites, patient ability to meet the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in Bioventus’ clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of Bioventus’ products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in Bioventus’ clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products.

For example, in late 2017 Bioventus began enrollment for the B.O.N.E.S. clinical study, a uniquely designed trial to further broaden the label of Bioventus’ Exogen system to include a fuller range of bones that may be treated as fresh fractures in predisposed patients at risk of nonunion. The B.O.N.E.S clinical study design includes prospective inclusion of 3,000 Exogen-treated patients presenting certain risk factors observed over the course of 12 months. In April 2021, Bioventus received a letter from the FDA identifying certain deficiencies in the PMA supplement for Exogen that must be addressed before the FDA can complete its review of the PMA supplement. The deficiencies include concerns about the data and endpoints from the B.O.N.E.S. study, and requests for re-analyses of certain data and provision of other information to support the findings. Bioventus continues to evaluate the FDA’s comments and are initiating discussions with them to address their concerns. See “Description of Bioventus’ Business”—Development and Clinical Pipeline—Exogen clinical data—Ongoing Bioventus-sponsored clinical studies (B.O.N.E.S.). If Bioventus is unable to successfully complete enrollment and conclude the B.O.N.E.S. study, or the data generated from the study does not support these new indications, future demand for Bioventus’ Exogen system may be affected. In October 2020, Bioventus received FDA confirmation indicating its authorization of its IND, which will allow Bioventus to conduct a clinical trial to support a BLA submission for MOTYS, as well as an additional clinical trial based on a registry of patients who received MOTYS during Bioventus’ limited commercial sale of the product, which has since been discontinued, or during the trial. If Bioventus is unable to complete enrollment of these trials or if these trials do not support Bioventus’ desired clinical indications for use or show clinical efficacy of the MOTYS product, Bioventus may not obtain approval of the BLA and may not be able to continue to sell MOTYS or obtain coverage or reimbursement for the product.

Clinical failure can occur at any stage of testing. Bioventus’ clinical studies may produce negative or inconclusive results, and Bioventus may decide, or regulators may require Bioventus, to conduct additional clinical and non-clinical studies in addition to those Bioventus has planned. In addition, failure to adequately demonstrate the safety and efficacy of any of Bioventus’ devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use. Even if Bioventus’ future products are cleared in the United States, commercialization of Bioventus’ products in foreign countries would require approval by regulatory authorities in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could adversely affect its business, results of operations and financial condition.

Interim, “top-line” and preliminary data from Bioventus’ clinical trials that Bioventus announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Bioventus may publish interim, “top-line” or preliminary data from its clinical trials. Interim, top-line, or preliminary data from clinical trials that Bioventus may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary, “top-line,” or interim data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Bioventus previously published. As a result, interim, “top-line,” and preliminary data should be viewed with caution until the final data are available. Differences between preliminary, interim, or “top-line” data and final data could significantly harm Bioventus’ business prospects and may cause the trading price of its common stock to fluctuate significantly.

Further, others, including regulatory agencies, may not accept or agree with Bioventus’ assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and Bioventus’ business in general. In addition, the information Bioventus chooses to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Bioventus determines is the material or otherwise appropriate information to include in its disclosure, and any information it determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or Bioventus’ business. If the interim, “top-line,” or preliminary data that Bioventus reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for and commercialize its product candidates, its business, operating results, prospects or financial condition may be harmed.

Bioventus may be subject to enforcement action if it engages in improper marketing or promotion of Bioventus’ products, and the misuse or off-label use of Bioventus’ products may harm its image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if Bioventus is deemed to have engaged in the promotion of these uses, any of which could be costly to Bioventus’ business.

The medical devices that Bioventus currently markets have been cleared or approved by the FDA and other foreign regulatory bodies for specific treatments. However, Bioventus cannot prevent a physician from using its products outside of such cleared or approved indications for use, known as off-label uses, when in the physician’s independent professional medical judgment, he or she deems it appropriate, and Bioventus does not analyze the ordering practices of physicians with respect to off-label uses. In cases where prescriptions of Bioventus’ Exogen system are written for off-label uses, Bioventus could be subject to regulatory or enforcement actions if it was determined to have engaged in promotion of Bioventus’ products for off-label uses, or otherwise determined to have made false or misleading statements about its products. There may be increased risk of injury to patients if physicians attempt to use Bioventus’ products off-label. Furthermore, the use of Bioventus’ products for indications other than those cleared or approved by the FDA or any foreign regulatory body may not effectively treat such conditions, which could harm Bioventus’ reputation in the marketplace among physicians and patients.

In addition, physicians may misuse Bioventus’ products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If Bioventus’ products are misused or used with improper technique, Bioventus may become subject to costly litigation by its customers or their patients. Product liability claims could divert management’s attention from Bioventus’ core business, be expensive to defend and result in sizeable damage awards against Bioventus that may not be covered by insurance.

Further, Bioventus’ promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of off-label use. If the FDA or any foreign regulatory body determines that Bioventus’ promotional materials or training constitute promotion of an off-label use, the FDA could request that Bioventus modify Bioventus’ training, promotional materials or subject Bioventus to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider Bioventus’ business activities to constitute promotion of an off-label use, which could result in significant penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Such enforcement actions may include, but are not limited to, criminal, civil and administrative penalties, treble damages, fines, disgorgement, exclusion from participation in government healthcare programs, additional reporting requirements and oversight if Bioventus becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of Bioventus’ operations.

Bioventus’ products may cause or contribute to adverse medical events that Bioventus is required to report to the FDA, and if Bioventus fails to do so, it would be subject to sanctions that could materially harm its business.

Some of Bioventus’ marketed products are subject to MDR obligations, which require that Bioventus report to the FDA any incident in which its products may have caused or contributed to a death or serious injury, or in which Bioventus’ products malfunctioned and, if the malfunction were to recur, it could likely cause or contribute to a death or serious injury. The timing of Bioventus’ obligation to report under the MDR regulations is triggered by the date Bioventus becomes aware of the adverse event as well as the nature of the event.

Bioventus may fail to report adverse events of which it becomes aware within the prescribed timeframe. Bioventus may also fail to recognize that it has become aware of a reportable adverse event, especially if it is not reported to Bioventus as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of Bioventus’ products. If Bioventus fails to comply with Bioventus’ reporting obligations, the FDA could take action including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of Bioventus’ device clearances, seizure of Bioventus’ products, or delay in clearance of future products.

Bioventus and Bioventus’ third-party manufacturers and suppliers are subject to various governmental regulations related to the manufacturing of Bioventus’ products.

Bioventus’ products and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such products, will be subject to continued regulatory review, oversight and periodic inspection by the FDA and other domestic and foreign regulatory bodies. In particular, the methods used in, and the facilities used for, the manufacture of the products that Bioventus owns and distributes that are regulated as medical devices must comply with the FDA’s QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of medical devices. The FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities, and both Bioventus and Bioventus’ third-party manufacturers and suppliers are subject to such inspections. Similarly, the devices Bioventus distributes on behalf of third-party manufacturers that are regulated as Section 361 HCT/Ps must be manufactured in compliance with cGTP requirements and other related requirements. Moreover, should any of Bioventus’ HA products be re-classified as drugs, such products would be required to comply with a different set of manufacturing requirements under FDA’s cGMP requirements for drugs. Similarly, if Bioventus is successful in obtaining BLA approval for MOTYS, that product will need to comply with the cGMP requirements for biologics, instead of the cGTP requirements that will apply to the product upon Bioventus’ planned launch of the product as a Section 361 HCT/P. The need to comply with different manufacturing requirements may require Bioventus to seek new suppliers.

Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with Bioventus’ products or the manufacturing processes of Bioventus’ third-party manufacturers and suppliers, including any failure to take satisfactory corrective action in response to an adverse regulatory inspection, can result in, among other things:

•	administrative or judicially imposed sanctions;

•	injunctions or the imposition of civil penalties or fines;

•	recall or seizure of Bioventus’ products;

•	total or partial suspension of production or distribution;

•	refusal to grant pending or future clearances or approvals for Bioventus’ products;

•	withdrawal or suspension of regulatory clearances or approvals;

•	clinical holds;

•	untitled letters or warning letters;

•	refusal to permit the import or export of Bioventus’ products; and

•	criminal prosecution of Bioventus or Bioventus’ employees.

Any of these actions could prevent or delay Bioventus from marketing, distributing or selling Bioventus’ products and would likely harm its business. Furthermore, Bioventus’ suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in Bioventus’ failure to produce its products on a timely basis and in the required quantities, if at all.

Bioventus’ products may be subject to product recalls. A recall of Bioventus’ products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with its products, could adversely affect Bioventus.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in their design or manufacture. The FDA’s authority to require a recall for medical devices must be based on a finding that there is reasonable probability that the device would cause serious injury or death. Bioventus may also decide to voluntarily recall Bioventus’ products if certain deficiencies are found. Bioventus has in the past instituted a voluntary recall for certain of Bioventus’ products, and Bioventus is currently undertaking a voluntary Class II recall of certain vials of ultrasound gel that Bioventus provide with Bioventus’ Exogen system due to particulates, which were microbial in nature, found in the gel. The gel is manufactured by a third-party supplier, and Bioventus has discontinued the use of that suppliers’ gel and has replaced that gel with that of another manufacturer. Bioventus has identified the affected lots and has notified patients to discard gel bottles from those lots. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of Bioventus’ products would divert managerial and financial resources and could adversely affect Bioventus’ reputation and business, which could impair Bioventus’ ability to produce Bioventus’ products in a cost-effective and timely manner in order to meet Bioventus’ customers’ demands. Bioventus may also be subject to liability claims, be required to bear other costs, or take other actions that could adversely affect its business, results of operations and financial condition.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. Bioventus may initiate voluntary recalls or corrections for Bioventus’ products in the future that Bioventus determines do not require notification of the FDA. If the FDA disagrees with Bioventus’ determinations, they could require Bioventus to report those actions as recalls and Bioventus may be subject to enforcement action.

As Bioventus conducts clinical studies designed to generate long-term data on some of Bioventus’ existing products, the data Bioventus generates may not be consistent with its existing data and may demonstrate less favorable safety or efficacy. Data Bioventus generates may ultimately not be favorable, or could even hurt the commercial prospects for its products.

Bioventus is currently collecting and plans to continue collecting long-term clinical data regarding the quality, safety and effectiveness of some of Bioventus’ existing products. The clinical data collected and generated as part of these studies will further strengthen Bioventus’ clinical evaluation concerning safety and performance of these products. Bioventus believes that this additional data will help with the marketing of its products by providing surgeons and physicians with additional confidence in their long-term safety and efficacy. If the results of these clinical studies are negative, these results could reduce demand for Bioventus’ products and significantly reduce its ability to achieve expected net sales. Bioventus does not expect to undertake such studies for all of its products and will only do so in the future where Bioventus anticipates the benefits will outweigh the costs and risks. For these reasons, surgeons and physicians could be less likely to purchase Bioventus’ products than competing products for which longer-term clinical data are available. Also, Bioventus may not choose or be able to generate the comparative data that some of its competitors have or are generating and it may be subject to greater regulatory and product liability risks. If Bioventus is unable to or unwilling to collect sufficient long-term clinical data supporting the quality, safety and effectiveness of Bioventus’ existing products, its business, results of operations and financial condition could be adversely affected.

Bioventus may rely on third parties to conduct Bioventus’ clinical studies and to assist it with preclinical development and if they fail to perform as contractually required or expected, Bioventus may not be able to obtain regulatory clearance or approval to commercialize its products.

Bioventus has relied upon and may continue to rely upon third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to assist in conducting Bioventus’ clinical studies, which must be conducted in accordance with applicable regulations, including GCP and its preclinical development activities. Bioventus relies on these parties for execution of its studies, and control only certain aspects of their activities. Nevertheless, Bioventus is responsible for ensuring that each of its clinical studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and Bioventus’ reliance on these third parties does not relieve Bioventus of its regulatory responsibilities. GCPs are regulations and guidelines enforced by the FDA and other regulatory authorities for products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, trial sites, and CROs. Bioventus cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Bioventus’ clinical trials comply with GCP regulations. In addition, Bioventus’ clinical trials must be conducted with product produced under applicable manufacturing requirements.

If these third parties fail to successfully carry out their contractual duties, comply with applicable regulatory obligations, including GCP requirements, or meet expected deadlines, or if these third parties must be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to clinical protocols or applicable regulatory requirements or for other reasons, Bioventus’ pre-clinical development activities or clinical studies may be extended, delayed, suspended or terminated. Under these circumstances Bioventus may not be able to obtain regulatory clearance or approval for, or successfully commercialize, Bioventus’ products on a timely basis, if at all, and its business, results of operations and financial condition may be adversely affected.

If any of its relationships with these third parties terminate, Bioventus may not be able to enter into arrangements with alternative third parties or to do so on commercially reasonable terms. In addition, Bioventus’ third parties are not its employees, and except for remedies available to Bioventus under its agreements with them, Bioventus cannot control whether or not they devote sufficient time and resources to its on-going clinical, nonclinical and preclinical programs. Switching or adding additional third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new contract research organization (CRO) or other third party vendor commences work. As a result, delays occur, which can materially impact Bioventus’ ability to meet its desired development timelines. Though Bioventus carefully manages its relationships with Bioventus’ third party vendors including CROs, there can be no assurance that Bioventus will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on Bioventus’ business, financial condition and prospects.

Healthcare regulatory reform may affect Bioventus’ ability to sell its products profitably and could adversely affect its business, results of operations and financial condition.

In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the regulatory and healthcare systems in ways that could prevent or delay marketing approval of Bioventus’ products in development, restrict or regulate post-approval activities of its products and impact its ability to sell its products profitably. In the United States in recent years, new legislation has been proposed and adopted at the federal and state level that is effecting major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted.

In March 2010, the Affordable Care Act was signed into law. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The Affordable Care Act substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industry. Among other things, the Affordable Care Act:

•	increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extended manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expanded eligibility criteria for Medicaid programs;

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established a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research; and

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implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the former Trump administration to repeal or replace certain aspects of the ACA, and Bioventus expects such challenges and amendments to continue. For example, the Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the U.S. Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and the Court held oral argument on November 10, 2020. The case is expected to be decided in mid-2021. It is unclear how this decision and other efforts to challenge, repeal or replace the Affordable Care Act will impact the Affordable Care Act or Bioventus’ business. Bioventus expects there will be additional challenges and amendments to the Affordable Care Act in the future.

The results of the 2020 U.S. presidential and congressional elections have created regulatory uncertainty, including with respect to the U.S. government’s role, in the U.S. healthcare industry. As a result of such elections, there are renewed and reinvigorated calls for health insurance reform, which could cause significant uncertainty in the U.S. healthcare market, could increase Bioventus’ costs, decrease its revenues or inhibit its ability to sell its products. Bioventus cannot predict with certainty what impact any U.S. federal and state health reforms will have on Bioventus, but such changes could impose new and/or more stringent regulatory requirements on Bioventus’ activities or result in reduced reimbursement for its products, any of which could adversely affect its business, results of operations and financial condition.

In addition, third-party payers regularly update payments to physicians and hospitals where Bioventus’ products are used. For example, the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA) ended the use of the Sustainable Growth Rate Formula, and provided for a 0.5% annual increase in payment rates under the Medicare Physician Fee Schedule through 2019, but no annual update from 2020 through 2025. MACRA also introduced a merit based incentive bonus program for Medicare physicians beginning in 2019. At this time, it is unclear how the introduction of the merit based incentive program will impact overall physician reimbursement under the Medicare program. In addition, the Budget Control Act of 2011 imposed reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. Subsequent legislative amendments related to the COVID-19 pandemic suspended this Medicare sequestration payment reduction from May 1, 2020 through March 31, 2021, but extended sequestration through 2030. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These and other payment updates could directly impact the demand for Bioventus’ products or any products Bioventus may develop in the future, if cleared or approved.

Bioventus expects that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that Bioventus receives for any cleared or approved products. Furthermore, Bioventus believes that many individuals who have obtained insurance coverage through the health insurance exchanges which arose as a result of the Affordable Care Act have done so with policies that have significantly higher deductibles than policies they may have obtained prior to its enactment. Because the out-of-pocket costs of undergoing certain procedures for patients who have not met their deductible for a given year would be significantly higher than they historically would have been, these patients may be discouraged from undergoing certain procedures due to the cost. Any reluctance on the part of patients to undergo procedures utilizing Bioventus’ products due to cost could impact its ability to expand sales of its products and could adversely impact its business, results of operations and financial condition.

Bioventus is subject to federal, state and foreign laws and regulations relating to Bioventus’ healthcare business, and could face substantial penalties if Bioventus is determined not to have fully complied with such laws, which would adversely affect its business, results of operations and financial condition.

Both in Bioventus’ capacity as a pharmaceutical and medical device manufacturer and/or as a supplier of covered items and services to federal health care program beneficiaries, with respect to which items and services Bioventus submits claims for reimbursement from such programs, Bioventus is subject to healthcare fraud and abuse regulation and enforcement by federal, state and foreign governments, which could adversely impact its business, results of operations and financial condition. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to Bioventus’ operations include:

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the federal Anti-Kickback Statute, which applies to Bioventus’ marketing practices, educational programs, pricing and discounting policies and relationships with healthcare providers, by prohibiting, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration intended to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation. Violations are also subject to civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations of the federal Anti-Kickback Statute may also result civil and criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to ten years, or exclusion from Medicare, Medicaid or other governmental programs;

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the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” which includes durable medical equipment, if the physician or immediate family member of the physician, has an ownership or investment interest in or compensation arrangement with such entity that does not comply with the requirements of a Stark exception;

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the federal civil and criminal false claims laws, including the False Claims Act, which impose civil and criminal penalties through governmental, civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. Suits filed under the False Claims Act, can be brought by any individual on behalf of the government, known as ‘‘qui tam’’ actions, and such individuals, commonly known as ‘‘whistleblowers,’’ may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of pharmaceutical, medical device and other healthcare companies to have to defend a False Claims Act action. When an entity is determined to have violated the False Claims Act, the government may impose civil fines and penalties ranging from $11,665 to $23,331 for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

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the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

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HIPAA and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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HIPAA, as amended by HITECH, and its implementing regulations, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of protected health information, or PHI;

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the federal Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to certain payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and, beginning in 2022, physician assistants, nurse practitioners, and other practitioners, and requires applicable manufacturers to report annually to the government ownership and investment interests held by the providers described above and their immediate family members and payments or other “transfers of value” to such provider owners. Failure to submit required information may result in civil monetary penalties of $11,766 per failure up to an aggregate of $176,495 per year (or up to an aggregate of $1.177 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission, and may result in liability under other federal laws or regulations;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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federal government price reporting laws, which require Bioventus to calculate and report complex pricing metrics in an accurate and timely manner to government programs, and where the failure to report such prices may expose Bioventus to potential liability; and

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state and foreign law equivalents of each of the above federal laws and regulations, such as anti-kickback, self-referral, fee-splitting and false claims laws that may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical and device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise that restrict payments that may be made to healthcare providers; state laws that require drug and device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and state and foreign laws governing the privacy and security of certain health information, such as GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU (including health data), many of which differ from each other in significant ways and some of which may be more stringent than HIPAA or HITECH.

The risk of Bioventus being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Bioventus is unable to predict what additional federal, state or foreign legislation or regulatory initiatives may be enacted in the future regarding Bioventus’ business or the healthcare industry in general, or what effect such legislation or regulations may have on Bioventus. Federal, state or foreign governments may impose additional restrictions or adopt interpretations of existing laws that could adversely affect Bioventus.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of Bioventus’ business activities, including certain sales and marketing practices and financial arrangements with physicians and other healthcare providers, some of whom recommend, use, prescribe or purchase Bioventus’ products, and other customers, could be subject to challenge under one or more of such laws. Any action against Bioventus for violation of these laws, even if Bioventus successfully defends against it, could cause Bioventus to incur significant legal expenses and divert its management’s attention from the operation of its business. If Bioventus’ operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to Bioventus, Bioventus may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from governmental healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of Bioventus’ operations, any of which could adversely impact its business, results of operations and financial condition.

Bioventus is subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and Bioventus is subject to consumer protection laws that regulate its marketing practices and prohibit unfair or deceptive acts or practices. Bioventus’ actual or perceived failure to comply with such obligations could harm its business.

Bioventus is subject to diverse laws and regulations relating to data privacy and security, including, in the United States, HIPAA and, in the EU, EEA, Regulation 2016/679, known as the GDPR. New privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, whether by Bioventus, one of Bioventus’ business associates or another third-party, could adversely affect its business, results of operations and financial condition, including but not limited to: investigation costs, material fines and penalties; compensatory, special, punitive, and statutory damages; litigation; reputational damage; consent orders regarding Bioventus’ privacy and security practices; requirements that Bioventus provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against Bioventus’ licenses to do business; and injunctive relief. Furthermore, these rules are constantly changing. For example, the CCPA took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses and provides new and enhanced data privacy rights to California residents, such as affording consumers the right to access and delete their information and to opt out of certain sharing and sales of personal information. The CCPA imposes severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. The CCPA contains an exemption for medical information governed by the CMIA and for PHI collected by a covered entity or business associate governed by the privacy, security and breach notification rules established pursuant to HIPAA, but the precise application and scope of this exemption is not yet clear, and the law may still apply to certain aspects of Bioventus’ business. The CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to Bioventus’ business, and that may not include exemptions for businesses subject to HIPAA. The effects of the CCPA, and other similar state or federal laws, are potentially significant and may require Bioventus to modify its data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

The privacy laws in the EU have been significantly reformed. On May 25, 2018, the GDPR entered into force and became directly applicable in all EU member states. The GDPR implements more stringent operational requirements than its predecessor legislation. For example, the GDPR requires Bioventus to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which Bioventus can process personal data, makes it harder for Bioventus to obtain valid consent for processing, requires the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations on Bioventus when contracting with service providers and requires Bioventus to adopt appropriate privacy governance including policies, procedures, training and data audit. If Bioventus does not comply with its obligations under the GDPR, Bioventus could be exposed to fines of up to the greater of €20 million or up to 4% of its total global annual revenue in the event of a significant breach. In addition, Bioventus may be the subject of litigation and/or adverse publicity, which could adversely affect its business, results of operations and financial condition.

Prior to the effectiveness of the GDPR, the US-EU Safe Harbor framework provided a method which permitted the transfer of personal data to the United States under European privacy law; in 2015 it was declared invalid and replaced with the US-EU Privacy Shield framework, or Privacy Shield. On July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated Privacy Shield. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances; this has created increasing uncertainty. This recent development will require Bioventus to review and amend the legal mechanisms by which Bioventus makes and/or receive personal data transfers to/in the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, Bioventus could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if Bioventus is otherwise unable to transfer personal data between and among countries and regions in which Bioventus operates, it could affect the manner in which Bioventus provides its services, the geographical location or segregation of Bioventus’ relevant systems and operations, and could adversely affect Bioventus’ financial results.

Additionally starting on January 1, 2021 (following the United Kingdom’s departure from the EU), Bioventus will have to comply with the GDPR and the UK GDPR (i.e. the GDPR as implemented into UK law) if Bioventus offers services to UK users, monitor their behavior or are established in the United Kingdom. Failure to comply with the UK GDPR can result in fines up to the greater of £17 million (approximately $20 million), or 4% of global revenue. However, the relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear. For example, it is unclear what the role of the Information Commissioner’s Office will be following the end of the transitional period. In addition, it is likely that documentation will need to be put in place between UK entities and entities in European member states to ensure adequate safeguards are in place for data transfers, which may result in increased costs with respect to transfers of personal data between the European Union and the UK, which would increase Bioventus’ expenses. Bioventus may find it necessary or advantageous to join industry bodies or self-regulatory organizations that impose stricter compliance requirements than those set out in applicable laws, including the GDPR. Bioventus may also be bound by contractual restrictions that prevent Bioventus from participating in data processing activities that would otherwise be permissible under applicable laws, including the GDPR. Such strategic choices may impact Bioventus’ ability to use and exploit data, and may have an adverse impact on Bioventus’ business.

Failure to comply with the FCPA and laws associated with Bioventus’ activities outside the United States could adversely affect its business, results of operations and financial condition.

Bioventus is subject to the FCPA and other anti-bribery legislation around the world. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. As Bioventus conducts its business in jurisdictions outside of the United States, Bioventus faces significant risks if it fails to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by Bioventus and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although Bioventus has implemented a company policy requiring its employees and consultants to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. Although Bioventus’ agreements with its international distributors clearly state Bioventus’ expectations for its distributors’ compliance with U.S. laws, including the FCPA, and provide Bioventus with various remedies upon any non-compliance, including the ability to terminate the agreement, Bioventus also cannot guarantee its distributors’ compliance with U.S. laws, including the FCPA. Therefore, there can be no assurance that Bioventus’ employees and agents, or those companies to which Bioventus outsources certain of its business operations, have not and will not take actions that violate its policies or applicable laws, for which Bioventus may be ultimately held responsible. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could adversely affect its business, results of operations and financial condition.

Furthermore, Bioventus is subject to the export controls and economic embargo rules and regulations of the United States, including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as the laws and regulations administered by the Department of Commerce. These regulations limit Bioventus’ ability to market, sell, distribute or otherwise transfer its products or technology to prohibited countries or persons. A determination that Bioventus has failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines, enforcement actions, civil and/or criminal sanctions, the disgorgement of profits, the imposition of a court-appointed monitor, as well as the denial of export privileges, and may adversely affect its business, results of operations and financial condition.

If Bioventus fails to meet Medicare accreditation and surety bond requirements or DMEPOS supplier standards, it could adversely affect its business, results of operations and financial condition.

Bioventus’ Exogen system is classified by CMS and third-party payers as durable medical equipment. Suppliers of Medicare durable medical equipment, prosthetics, orthotics and supplies (DMEPOS) must be accredited by an approved accreditation organization as meeting DMEPOS quality standards adopted by CMS and are required to meet surety bond requirements. In addition, Medicare DMEPOS suppliers must comply with Medicare supplier standards in order to obtain and retain billing privileges, including meeting all applicable federal and state licensure and regulatory requirements. CMS periodically expands or otherwise clarifies the Medicare DMEPOS supplier standards, and states periodically change licensure requirements, including licensure rules imposing more stringent requirements on out-of-state DMEPOS suppliers. Bioventus believes it is currently in compliance with these requirements. If Bioventus fails to maintain Bioventus’ Medicare accreditation status and/or do not comply with Medicare surety bond or supplier standard requirements or state licensure requirements in the future, or if these requirements are changed or expanded, it could adversely affect its business, results of operations and financial condition.

Bioventus’ operations involve the use of hazardous and toxic materials, and Bioventus must comply with environmental, health and safety laws and regulations, which can be expensive, and could adversely affect its business, results of operations and financial condition.

Bioventus is subject to a variety of federal, state, local and foreign laws and regulations relating to the protection of the environment or of human health and safety, including laws pertaining to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. Liability under environmental laws can be imposed on a joint and several basis (which could result in an entity paying more than its fair share) and without regard to comparative fault, and environmental laws are likely to become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could adversely affect its business, results of operations and financial condition.

Bioventus’ employees, independent distributors, independent contractors, suppliers and other third parties may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could expose Bioventus to liability and hurt its reputation.

Bioventus is exposed to the risk that Bioventus’ employees, independent distributors, independent contractors, suppliers and others may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Bioventus that violates: (1) FDA laws and regulations, including those laws that require the reporting of true, complete and accurate information to the FDA, (2) manufacturing standards, (3) healthcare fraud and abuse laws, or (4) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in Bioventus’ preclinical studies or clinical trials or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to Bioventus’ reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Bioventus takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, Bioventus is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred.

If any such actions are instituted against Bioventus, and Bioventus is not successful in defending Bioventus or asserting its rights, those actions could have a significant impact on Bioventus’ business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reputational harm, diminished profits and future earnings, and curtailment of Bioventus’ operations, any of which could adversely affect its business, results of operations and financial condition.

Risks Relating to Intellectual Property Matters

The risk factors listed below describe the risks Bioventus faces related to intellectual property matters. The companies who own certain of the products Bioventus distributes face similar risks with respect to intellectual property relating to such products. If such suppliers are unable to protect their intellectual property rights, they may not be able to continue to supply Bioventus with products, which could adversely affect its business, results of operations and financial condition.

Protection of Bioventus’ intellectual property rights may be difficult and costly, and Bioventus’ inability to protect its intellectual property could adversely affect its competitive position.

Bioventus’ success depends on its ability to protect its proprietary rights to the technologies and inventions used in, or embodied by, Bioventus’ products. To protect Bioventus’ proprietary technology, Bioventus relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, as well as nondisclosure, confidentiality and other contractual restrictions in Bioventus’ consulting and employment agreements. These legal means afford only limited protection, however, and may not adequately protect Bioventus’ rights or permit Bioventus to gain or keep any competitive advantage. Bioventus’ existing confidentiality and/or invention assignment agreements with employees, contractors, and others who participate in IP development activities could be breached, or Bioventus may not enter into sufficient and adequate agreements with those individuals in the first instance, and it may not have adequate remedies for such breaches. Furthermore, Bioventus may be subject to, and forced to defend against, third-party claims of ownership to its intellectual property. If Bioventus fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or rights to use, valuable intellectual property. Such an outcome could adversely affect its business, results of operations and financial condition. Even if Bioventus is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patents

The process of applying for patent protection is time-consuming and expensive and Bioventus cannot assure you that all of Bioventus’ patent applications will issue as patents or that, if issued, they will issue in a form that will be advantageous to Bioventus. The rights granted to Bioventus under its patents, including prospective rights sought in Bioventus’ pending patent applications, may not be meaningful or provide Bioventus with any commercial advantage, and they could be opposed, contested, narrowed, or circumvented by Bioventus’ competitors or declared invalid or unenforceable in judicial or administrative proceedings. Bioventus may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Bioventus will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. As a result, some of Bioventus’ products are not, and in the future may not be, protected by patents. Bioventus generally applies for patents in those countries where it intends to make, has made, use, offer for sale, or sell products and where it assesses the risk of infringement to justify the cost of seeking patent protection. However, Bioventus does not seek protection in all countries where it sells products and Bioventus may not accurately predict all the countries where patent protection would ultimately be desirable. If Bioventus fails to timely file a patent application in any such country or major market, it may be precluded from doing so at a later date. Competitors may use Bioventus’ technologies in jurisdictions where Bioventus has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which Bioventus has patent protection but where such protection may not be sufficient to terminate infringing activities. Furthermore, Bioventus may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to Bioventus by third-parties. Therefore, these patents and applications may not be prosecuted or enforced in a manner consistent with the best interests of Bioventus’ business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights Bioventus has licensed may be reduced or eliminated, which could also adversely affect its business, results of operations and financial condition.

Bioventus owns numerous issued patents and pending patent applications relating to its technology and products. The rights granted to Bioventus under these patents, including prospective rights sought in Bioventus’ pending patent applications, could be opposed, contested or circumvented by its competitors or declared invalid or unenforceable in judicial or administrative proceedings. If any of Bioventus’ patents are challenged, invalidated or legally circumvented by third-parties, and if Bioventus does not own other enforceable patents protecting its products, competitors could market products and use processes that are substantially similar to, or superior to, those of Bioventus’, and Bioventus’ business will suffer. In addition, the patents Bioventus owns may not be of sufficient scope or strength to provide it with any meaningful protection or commercial advantage, and competitors may be able to design around Bioventus’ patents or develop products that provide outcomes comparable to those of Bioventus’ without infringing on Bioventus’ intellectual property rights.

Even if Bioventus’ patents are determined by the U.S. Patent and Trademark Office (USPTO) foreign patent office, or a court to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly to prevent others from marketing products and services similar to Bioventus’ or designing around Bioventus’

patents. For example, third parties may be able to develop products that are similar to Bioventus’ but that are not covered by the claims of Bioventus’ patents. Third parties may assert that Bioventus or its licensors were not the first to make the inventions covered by Bioventus’ issued patents or pending patent applications. The claims of Bioventus’ issued patents or patent applications when issued may not cover Bioventus’ commercial technology or the future products and services that it develops. Bioventus may not have freedom to operate unimpeded by the patent rights of others. Third parties may have dominating, blocking or other patents relevant to Bioventus’ technology of which Bioventus is not aware. In addition, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, Bioventus cannot be certain that others have not filed patent applications for Bioventus’ technology or its contemplated technology. Any such patent applications may have priority over Bioventus’ patent applications or issued patents, which could require Bioventus to obtain rights from third parties to issued patents or pending patent applications covering such technologies to allow it to commercialize its technology. If another party has filed a U.S. patent application on inventions similar to Bioventus’, depending on when the timing of the filing date falls under certain patent laws, Bioventus may have to participate in a priority contest (such as an interference proceeding) declared by the USPTO to determine priority of invention in the United States. There may be prior public disclosures of which Bioventus is not aware that could invalidate its patents or a portion of the claims of its patents. Further, Bioventus may not develop additional proprietary technologies and, even if Bioventus does, they may not be patentable.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement, and defense of Bioventus’ patents and applications. Bioventus may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or other patent office proceedings or litigation, in the United States or elsewhere, challenging Bioventus’ patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Bioventus’ patent rights, allow third-parties to commercialize Bioventus’ technology or products and compete directly with Bioventus, without payment to Bioventus, or result in its inability to manufacture or commercialize products without infringing third-party patent rights.

Moreover, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Bioventus fails to maintain the patents and patent applications covering Bioventus’ products or procedures, it may not be able to stop a competitor from marketing products that are the same as or similar to its products, which would adversely affect its business, results of operations and financial condition.

Filing, prosecuting and defending patents on Bioventus’ products in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect Bioventus’ intellectual property rights to the same extent as laws in the United States. Consequently, Bioventus may not be able to prevent third parties from practicing its inventions in all countries outside the United States. Competitors may use Bioventus’ technologies in jurisdictions where Bioventus has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which Bioventus has patent protection that may not be sufficient to terminate infringing activities.

Due to differences between foreign and U.S. patent laws, Bioventus’ patented intellectual property rights may not receive the same degree of protection in every jurisdiction in which Bioventus obtains patents. Furthermore, Bioventus does not have patent rights in certain foreign countries in which a market may exist in the future. Bioventus may need to expend additional resources to protect or defend its intellectual property rights in these countries, and the inability to protect or defend the same could impair Bioventus’ brand or adversely affect the growth of Bioventus’ business internationally. For example, Bioventus may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to Bioventus’ products.

Patents have a limited lifespan, and the protection patents affords is limited. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Even if patents covering Bioventus’ products are obtained, once the patent life has expired for patents covering a product, Bioventus may be open to competition from competitive products and services. As a result, Bioventus’ patent portfolio may not provide it with sufficient rights to exclude others from commercializing product candidates similar or identical to Bioventus’.

Trademarks

Bioventus relies on its trademarks as one means to distinguish Bioventus’ products from the products of its competitors, and have registered or applied to register many of these trademarks. However, Bioventus may not be able to successfully secure trademark registrations for all such applications. Third-parties may oppose Bioventus’ trademark applications, or otherwise challenge Bioventus’ use of both registered and unregistered trademarks. In the event that Bioventus’ trademarks are successfully challenged, Bioventus could be forced to rebrand its products, which could result in loss of brand recognition and could require Bioventus to devote resources to advertising and marketing new brands. Bioventus’ competitors may infringe Bioventus’ trademarks and Bioventus may not have adequate resources to enforce its trademarks. Over the long term, if Bioventus is unable to establish name recognition based on its trademarks, then Bioventus may not be able to compete effectively and its business, results of operations and financial condition may be adversely affected.

Trade secrets and know-how

Bioventus may not be able to prevent the unauthorized disclosure or use of its technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of Bioventus’ intellectual property is difficult, and Bioventus does not know whether the steps it has taken to protect Bioventus’ intellectual property will be effective.

Moreover, Bioventus’ competitors may independently develop equivalent knowledge, methods and know-how. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that Bioventus may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all. Bioventus’ competitors could use any of the information Bioventus may be required to disclose by the FDA to develop independently technology similar to those of Bioventus’. Competitors could purchase Bioventus’ products and attempt to replicate some or all of the competitive advantages Bioventus derives from Bioventus’ development efforts, willfully infringe Bioventus’ intellectual property rights, design around Bioventus’ protected technology or develop their own competitive technologies that fall outside of Bioventus’ intellectual property rights. If Bioventus’ intellectual property is not adequately protected so as to protect Bioventus’ market against competitors’ products and methods, its competitive position could be adversely affected, as could its business, results of operations and financial condition.

If Bioventus was to enforce a claim that a third-party had illegally obtained, misappropriated or was using Bioventus’ trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. If any of the technology or information that Bioventus protects as trade secrets were to be independently developed by a competitor, Bioventus would have no right to prevent them from using that technology or information to compete with Bioventus. Misappropriation or unauthorized disclosure of Bioventus’ trade secrets could impair Bioventus’ competitive position and may adversely affect its business, results of operations and financial condition. Additionally, if the steps taken to maintain Bioventus’ trade secrets are deemed inadequate, Bioventus may have insufficient recourse against third parties for misappropriating the trade secret.

Bioventus depends on certain technologies that are licensed to it. Bioventus does not control the intellectual property rights covering these technologies and any loss of Bioventus’ rights to these technologies or the rights licensed to Bioventus could prevent Bioventus from selling Bioventus’ products, which could adversely impact its business, results of operations and financial condition.

Bioventus is a party to license agreements under which Bioventus is granted rights to intellectual property that is important to Bioventus’ business, and Bioventus may need to enter into additional license agreements in the future. Bioventus relies on these licenses in order to be able to use and sell various proprietary technologies that are material to Bioventus’ business, as well as technologies which Bioventus intends to use in its future commercial activities. Bioventus’ rights to use these technologies and the inventions claimed in the licensed patents are subject to the continuation of and Bioventus’ compliance with the terms of those licenses. Bioventus’ existing license agreements impose, and Bioventus expects that future license agreements will impose on Bioventus, various diligence obligations, payment of milestones or royalties and other obligations. If Bioventus fails to comply with Bioventus’ obligations under these agreements, or Bioventus is subject to a bankruptcy, the licensor may have the right to terminate the license, in which case Bioventus would not be able to market products covered by the license, which would adversely affect its business, results of operations and financial condition.

As Bioventus has done previously, Bioventus may need to obtain licenses from third parties to advance Bioventus’ research or allow commercialization of Bioventus’ products and technologies. Bioventus may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if Bioventus is able to obtain a license, it may be non-exclusive, thereby giving Bioventus’ competitors access to the same technologies licensed to Bioventus. In the event that Bioventus is not able to acquire a license, Bioventus may be required to expend significant time and resources to develop or license replacement technology. If Bioventus is unable to do so, Bioventus may be unable to develop or commercialize the affected products and technologies, which could materially harm Bioventus’ business. In addition, the third parties owning such intellectual property rights could seek either an injunction prohibiting Bioventus’ sales, or, with respect to Bioventus’ sales, an obligation on Bioventus’ part to pay royalties or other forms of compensation and damages.

In some cases, Bioventus may not have the right to control the prosecution, maintenance, or filing of the patents that are licensed to Bioventus, or the enforcement of these patents against infringement by third parties. Some of Bioventus’ patents and patent applications were not filed by Bioventus, but were either acquired by Bioventus or are licensed from third parties. Thus, these patents and patent applications were not drafted by Bioventus or Bioventus’ attorneys, and Bioventus did not control or have any input into the prosecution of these patents and patent applications prior to Bioventus’ acquisition of, or Bioventus’ entry into a license with respect to, such patents and patent applications. Bioventus cannot be certain that the drafting or prosecution of the patents and patent applications licensed to Bioventus will result or has resulted in valid and enforceable patents. Further, Bioventus does not always retain complete control over Bioventus’ ability to enforce Bioventus’ licensed patent rights against third-party infringement. In those cases, Bioventus cannot be certain that Bioventus’ licensor will elect to enforce these patents to the extent that Bioventus would choose to do so, or in a way that will ensure that Bioventus retains the rights Bioventus currently has under Bioventus’ license. If Bioventus’ licensor fails to properly enforce the patents subject to Bioventus’ license in the event of third-party infringement, Bioventus’ ability to retain Bioventus’ competitive advantage with respect to Bioventus’ products may be materially and adversely affected.

Licensing of intellectual property is an important part of Bioventus’ business and involves complex legal, business and scientific issues. Disputes may arise between Bioventus and Bioventus’ licensors regarding intellectual property that is subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Bioventus’ technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	Bioventus’ right to sublicense patent and other rights to third parties under collaborative development relationships;

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Bioventus’ diligence obligations with respect to the use of the licensed technology in relation to Bioventus’ development and commercialization of its products and technologies, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Bioventus’ licensors and Bioventus and Bioventus’ partners.

In addition, Bioventus may become the owner of intellectual property that was obtained through assignments which may be subject to re-assignment back to the original assignor upon Bioventus’ failure to prosecute or maintain such intellectual property, upon Bioventus’ breach of the agreement pursuant to which such intellectual property was assigned, or upon Bioventus’ bankruptcy.

If disputes over intellectual property that Bioventus has licensed prevent or impair Bioventus’ ability to maintain its current licensing arrangements on acceptable terms, or if intellectual property is re-assigned back to the original assignor, Bioventus may be unable to successfully develop and commercialize the affected products and technologies.

Bioventus’ intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of Bioventus’ rights to the relevant intellectual property or technology.

Certain provisions in Bioventus’ intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of Bioventus’ rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement, either of which could adversely affect its business, results of operations and financial condition.

In addition, while it is Bioventus’ policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to it, Bioventus may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that Bioventus regards as its own. Bioventus’ assignment agreements may not be self-executing or may be breached, and Bioventus may be forced to bring claims against third parties, or defend claims they may bring against Bioventus, to determine the ownership of what Bioventus regards as its intellectual property.

Bioventus may in the future be a party to patent and other intellectual property litigation and administrative proceedings that could be costly and could interfere with Bioventus’ ability to successfully market Bioventus’ products.

The medical device industry has been characterized by frequent and extensive intellectual property litigation and is highly competitive. Bioventus’ competitors or other patent holders may assert that Bioventus’ products and/or the methods employed in Bioventus’ products are covered by their patents or that Bioventus is infringing, misappropriating, or misusing their trademark, copyright, trade secret, and/or other proprietary rights.

If Bioventus’ products or methods are found to infringe, Bioventus could be prevented from manufacturing or marketing Bioventus’ products. In the event that Bioventus becomes involved in such a dispute, Bioventus may incur significant costs and expenses and may need to devote resources to resolving any claims, which would reduce the cash Bioventus has available for operations and may be distracting to management and other employees, including those involved in the development of intellectual property. Bioventus does not know whether Bioventus’ competitors or potential competitors have applied for, will apply for, or will obtain patents that will prevent, limit or interfere with Bioventus’ ability to make, use, sell, import or export Bioventus’ products. Because patent applications can take many years to issue, third parties may have currently pending patent applications which may later result in issued patents that Bioventus’ products and technologies may infringe, or which such third parties claim are infringed by the use of Bioventus’ products or technologies. There is no guarantee that patents will not issue in the future from currently pending applications that may be infringed by Bioventus’ technology or products. In addition, identification of third-party patent rights that may be relevant to Bioventus’ technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, and difficulty in assessing the meaning of patent claims. Moreover, as the medical device industry expands and more patents are issued in this area, the risk increases that Bioventus may be subject to claims of infringement of the patent rights of third parties. Bioventus cannot assure you that Bioventus will prevail in such actions, or that other actions alleging misappropriation or misuse by Bioventus of third-party trade secrets or infringement by Bioventus of third-party patents, copyrights, trademarks or other rights or challenging the validity of Bioventus’ patents, copyrights, trademarks or other rights will not be asserted against Bioventus. Competing products may also be sold in other countries in which Bioventus’ patent coverage might not exist or be as strong. If Bioventus loses a foreign patent lawsuit alleging Bioventus’ infringement of a competitor’s patents, Bioventus could be prevented from marketing Bioventus’ products in one or more foreign countries.

Bioventus may also initiate litigation against third-parties to enforce Bioventus’ patent and proprietary rights or to determine the scope, enforceability or validity of the proprietary rights of others. Bioventus’ intellectual property has not been tested in litigation. If Bioventus initiates litigation to protect Bioventus’ rights, Bioventus runs the risk of having Bioventus’ patents and other proprietary rights invalidated, canceled or narrowed, which could undermine Bioventus’ competitive position. Further, if the scope of protection provided by Bioventus’ patents or patent applications or other proprietary rights is threatened or reduced as a result of litigation, it could discourage third parties from entering into collaborations with Bioventus that are important to the commercialization of Bioventus’ products.

Bioventus may be subject to ownership disputes relating to intellectual property, including disputes arising from conflicting obligations of consultants or others who are involved in developing Bioventus’ product. Furthermore, if a license to necessary technology is terminated, the licensor may initiate litigation claiming that Bioventus’ processes or products infringe or misappropriate its patent or other intellectual property rights and/or that Bioventus breached Bioventus’ obligations under the license agreement, and Bioventus and Bioventus’ collaborators would need to defend against such proceedings.

These lawsuits and proceedings, regardless of merit, are time-consuming and expensive to initiate, maintain, defend or settle, and could divert the time and attention of managerial and technical personnel, which could materially adversely affect its business, results of operations and financial condition. Any such claim could also force use to do one or more of the following:

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incur substantial monetary liability for infringement or other violations of intellectual property rights, which Bioventus may have to pay if a court decides that the product, service, or technology at issue infringes or violates the third-party’s rights, and if the court finds that the infringement was willful, Bioventus could be ordered to pay treble damages and the third-party’s attorneys’ fees;

•	pay substantial damages to Bioventus’ customers or end users to discontinue use or replace infringing technology with non-infringing technology;

•

stop manufacturing, offering for sale, selling, using, importing, exporting or licensing the product or technology incorporating the allegedly infringing technology or stop incorporating the allegedly infringing technology into such product, service, or technology;

•

obtain from the owner of the infringed intellectual property right a license, which may require Bioventus to pay substantial upfront fees or royalties to sell or use the relevant technology and which may not be available on commercially reasonable terms, or at all;

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redesign Bioventus’ products, services, and technology so they do not infringe or violate the third-party’s intellectual property rights, which may not be possible or may require substantial monetary expenditures and time;

•	enter into cross-licenses with Bioventus’ competitors, which could weaken Bioventus’ overall intellectual property position;

•	lose the opportunity to license Bioventus’ technology to others or to collect royalty payments based upon successful protection and assertion of Bioventus’ intellectual property against others;

•	find alternative suppliers for non-infringing products and technologies, which could be costly and create significant delay; or

•	relinquish rights associated with one or more of Bioventus’ patent claims, if Bioventus’ claims are held invalid or otherwise unenforceable.

Some of Bioventus’ competitors may be able to sustain the costs of complex intellectual property litigation more effectively than Bioventus can because they have substantially greater resources. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, divert the time, attention and resources of management, or prohibit Bioventus from manufacturing, marketing or otherwise commercializing Bioventus’ products, services and technology. Any uncertainties resulting from the initiation and continuation of any litigation could adversely affect Bioventus’ ability to raise additional funds or otherwise adversely affect its business, results of operations and financial condition.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Bioventus’ confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If these results are perceived to be negative, the price of Bioventus class A common stock could be adversely affected.

In addition, certain of Bioventus’ agreements with suppliers, distributors, customers and other entities with whom Bioventus does business may require Bioventus to defend or indemnify these parties to the extent they become involved in infringement claims relating to Bioventus’ technologies or products, or rights licensed to them by Bioventus. Bioventus could also voluntarily agree to defend or indemnify third parties in instances where Bioventus is not obligated to do so if Bioventus determines it would be important to Bioventus’ business relationships. If Bioventus is required or agree to defend or indemnify any of these third parties in connection with any infringement claims, Bioventus could incur significant costs and expenses that could adversely affect Bioventus’ business, results of operation and financial condition.

Bioventus may be subject to damages resulting from claims that Bioventus or Bioventus’ employees have wrongfully used or disclosed alleged trade secrets of Bioventus’ competitors or former employers or are in breach of non-competition or non-solicitation agreements with Bioventus’ competitors or former employers.

Bioventus could in the future be subject to claims that Bioventus or Bioventus’ employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. In addition, Bioventus may in the future be subject to claims that Bioventus caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if Bioventus is successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If Bioventus’ defense to those claims fails, in addition to paying monetary damages, a court could prohibit Bioventus from using technologies or features that are essential to Bioventus’ products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the competitors or former employers. An inability to incorporate technologies or features that are important or essential to Bioventus’ products could adversely affect its business, results of operations and financial condition, and may prevent Bioventus from selling Bioventus’ products. In addition, Bioventus may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect Bioventus’ ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent Bioventus’ ability to commercialize Bioventus’ products, which could adversely affect its business, results of operations and financial condition.

Any product candidates that Bioventus develops as biologics subject to the BLA pathway may be subject to competition sooner than anticipated.

Bioventus expects to submit a BLA to allow for the marketing of MOTYS. See “—Risks relating to government regulation”—Bioventus’ HCT/P products are subject to extensive government regulation and Bioventus’ failure to comply with these requirements could cause its business to suffer. These products could be subject to significant additional regulatory requirements. The Biologics Price Competition and Innovation Act of 2009 (BPCIA) was enacted as part of the Affordable Care Act to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when processes intended to implement BPCIA may be fully adopted by the FDA, any of these processes could have a material adverse effect on the future commercial prospects for Bioventus’ biological products.

Bioventus believes that any of the product candidates Bioventus develops that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In addition, the approval of a biologic product biosimilar to one of Bioventus’ products could have a material adverse impact on Bioventus’ business as it may be significantly less costly to bring to market and may be priced significantly lower than Bioventus’ products.

Intellectual property rights do not necessarily address all potential threats to Bioventus’ business.

Once granted, patents may remain open to invalidity challenges including opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether.

In addition, the degree of future protection afforded by Bioventus’ intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect Bioventus’ business, provide a barrier to entry against Bioventus’ competitors or potential competitors or permit Bioventus to maintain Bioventus’ competitive advantage. Moreover, if a third-party has intellectual property rights that cover the practice of Bioventus’ technology, Bioventus may not be able to fully exercise or extract value from Bioventus’ intellectual property rights. The following examples are illustrative:

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others may be able to develop and/or practice technology that is similar to Bioventus’ technology or aspects of Bioventus’ technology, but that are not covered by the claims of the patents that Bioventus owns or controls, assuming such patents have issued or do issue;

•

Bioventus or Bioventus’ licensors or any future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that Bioventus owns or has exclusively licensed;

•	Bioventus or Bioventus’ licensors or any future strategic partners might not have been the first to file patent applications covering certain of Bioventus’ inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Bioventus’ technologies without infringing Bioventus’ intellectual property rights;

•	Bioventus’ pending patent applications may not lead to issued patents;

•

issued patents that Bioventus owns or exclusively licenses may not provide Bioventus with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by Bioventus’ competitors;

•

Bioventus’ competitors might conduct research and development activities in countries where Bioventus does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Bioventus’ major commercial markets;

•	third parties performing manufacturing or testing for Bioventus using Bioventus’ products or technologies could use the intellectual property of others without obtaining a proper license;

•	parties may assert an ownership interest in Bioventus’ intellectual property and, if successful, such disputes may preclude Bioventus from exercising exclusive rights over that intellectual property;

•	Bioventus may not develop or in-license additional proprietary technologies that are patentable;

•	Bioventus may not be able to obtain and maintain necessary licenses on commercially reasonable terms, or at all; and

•	the patents of others may adversely affect Bioventus’ business.

Should any of these events occur, they could adversely affect its business, results of operations and financial condition.

Risks Relating to Bioventus’ Organizational Structure and the Tax Receivable Agreement

Bioventus’ principal asset is Bioventus’ interest in BV LLC, and, accordingly, Bioventus depends on distributions from BV LLC to pay Bioventus’ taxes and expenses, including payments under the Tax Receivable Agreement. BV LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Bioventus is a holding company and has no material assets other than Bioventus’ ownership of LLC interests of BV LLC. As such, Bioventus has no independent means of generating net sales or cash flow, and Bioventus’ ability to pay Bioventus’ taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of BV LLC and its subsidiaries and distributions Bioventus receives from BV LLC. There can be no assurance that BV LLC and its subsidiaries will generate sufficient cash flow to distribute funds to Bioventus or that applicable state law and contractual restrictions, including negative covenants in Bioventus’ debt instruments, will permit such distributions.

BV LLC is treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC interests, including Bioventus. Accordingly, Bioventus will incur income taxes on Bioventus’ allocable share of any net taxable income of BV LLC. Under the terms of the Bioventus LLC agreement, BV LLC will be obligated to make tax distributions to holders of LLC interests, including Bioventus, subject to any limitations or restrictions in Bioventus’ debt arrangements. In addition to tax expenses, Bioventus will also incur expenses related to Bioventus’ operations, including payments under the Tax Receivable Agreement (TRA), which Bioventus expects could be significant. See “Description of Bioventus’ Business—Tax Receivable Agreement.”

Bioventus intends, as its managing member, to cause BV LLC to make cash distributions to the owners of LLC interests, including Bioventus, in an amount sufficient to (i) fund their or Bioventus’ tax obligations in respect of allocations of taxable income from BV LLC and (ii) cover Bioventus’ operating expenses, including payments under the TRA. However, BV LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which BV LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering BV LLC insolvent. If Bioventus does not have sufficient funds to pay taxes or other liabilities or to fund Bioventus’ operations, Bioventus may have to borrow funds, which could materially adversely affect Bioventus’ liquidity and financial condition and subject Bioventus to various restrictions imposed by any such lenders. To the extent that Bioventus is unable to make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA. See “Description of Bioventus’ Business—Tax Receivable Agreement”. In addition, if BV LLC does not have sufficient funds to make distributions, Bioventus’ ability to declare and pay cash dividends will also be restricted or impaired.

The TRA with the continuing LLC owner requires Bioventus to make cash payments to it in respect of certain tax benefits to which Bioventus is or may become entitled, and Bioventus expects that the payments it will be required to make could be significant.

Bioventus is a party to a TRA with the continuing LLC owner. Under the TRA, Bioventus is required to make cash payments to the continuing LLC owner equal to 85% of the tax benefits, if any, that Bioventus actually realizes, or in certain circumstances are deemed to realize, as a result of (1) increases in the tax basis of assets of BV LLC resulting from (a) any future redemptions or exchanges of LLC interests described under “Description of Bioventus’ Business—Bioventus LLC Agreement—LLC Interest Redemption Right,” and (b) certain distributions (or deemed distributions) by BV LLC and (2) certain other tax benefits arising from payments under the TRA. Bioventus expects the amount of the cash payments that it will be required to make under the TRA will be significant. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of redemptions or exchanges by the continuing LLC owner, the amount of gain recognized by the continuing LLC owner, the amount and timing of the taxable income Bioventus generates in the future, and the federal tax rates then applicable. Any payments made by Bioventus to the continuing LLC owner under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to Bioventus. To the extent that Bioventus is unable to make timely payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by Bioventus. Furthermore, Bioventus’ obligation to make payments under the TRA could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the TRA. Payments under the TRA are not conditioned on the continuing LLC owner’s continued ownership of LLC interests or Bioventus class A common stock. For more information, see “Description of Bioventus’ Business—Tax Receivable Agreement.” The actual amounts Bioventus will be required to pay under the TRA will depend on, among other things, the timing of subsequent redemptions or exchanges of LLC interests by the continuing LLC owner, the price of Bioventus’ shares of Class A common stock at the time of each such redemption or exchange, and the amounts and timing of Bioventus’ future taxable income, and may be significantly different from the amounts described in the preceding sentence. Additionally, in certain cases such payments may be accelerated or significantly exceed the actual benefits Bioventus realize. In certain cases, payments under the TRA to the continuing LLC owners may be accelerated or significantly exceed the actual benefits Bioventus realizes in respect of tax attributes subject to the TRA.

Bioventus’ organizational structure, including the TRA, confers certain tax benefits upon the continuing LLC owner that may not benefit Class A common stockholders to the same extent as they will benefit the continuing LLC owner.

Bioventus’ organizational structure, including the TRA, confers certain tax benefits upon the continuing LLC owner that may not benefit the holders of Bioventus class A common stock to the same extent as they will benefit the continuing LLC owner. Bioventus entered into the TRA with BV LLC and the continuing LLC owner that provides for Bioventus’ payment to the continuing LLC owner of 85% of the amount of tax benefits, if any, that Bioventus actually realizes (or in some circumstances are deemed to realize) as a result of (i) increases in the tax basis of assets of BV LLC resulting from (a) any future redemptions or exchanges of LLC interests described under “Description of Bioventus’ Business—Bioventus LLC agreement—LLC Interest Redemption Right”, and (b) certain distributions (or deemed distributions) by BV LLC and (ii) certain other tax benefits arising from payments under the TRA. Although Bioventus will retain 15% of such tax benefits, this and other aspects of Bioventus’ organizational structure may adversely impact the future trading market for the Class A common stock.

In certain cases, payments under the TRA to the continuing LLC owner may be accelerated or significantly exceed the actual benefits Bioventus realizes in respect of the tax attributes subject to the TRA.

The TRA provides that if (i) Bioventus materially breaches any of Bioventus’ material obligations under the TRA, (ii) certain mergers, asset sales, other forms of business combinations or other changes of control were to occur on or before December 31, 2021 or (iii) Bioventus elects an early termination of the TRA, then Bioventus’ obligations or Bioventus’ successor’s obligations under the TRA to make payments thereunder would be based on certain assumptions, including an assumption that Bioventus would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA (or, in the case of certain mergers, asset sales, other forms of business combinations or other changes of control occurring after December 31, 2021, that Bioventus would have taxable income at least equal to Bioventus’ times the highest taxable income in any of the Bioventus’ fiscal quarters ending prior to the closing date of such transaction (increased by 10% for each taxable year beginning with the second taxable year following such closing date)).

As a result of the foregoing, (i) Bioventus could be required to make payments under the TRA that are greater than the specified percentage of the actual benefits Bioventus ultimately realizes in respect of the tax benefits that are subject to the TRA and (ii) if Bioventus materially breaches any of its material obligations under the TRA or if Bioventus elected to terminate the TRA early, it would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Bioventus’ obligations under the TRA could have a substantial negative impact on its liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that Bioventus will be able to fund or finance its obligations under the TRA. Bioventus may elect to completely terminate the TRA early only with the written approval of a majority of its directors other than any directors that have been appointed or designated by the continuing LLC owner or any of such person’s affiliates.

Bioventus may make payments to the continuing LLC owner under the TRA that exceed the tax benefits actually realized by it in the event that any tax benefits are disallowed by a taxing authority.

Payments under the TRA are based on the tax reporting positions that Bioventus determines, and the Internal Revenue Service (IRS) or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions Bioventus takes, and a court could sustain such challenge. Pursuant to the TRA, the continuing LLC owner is required to reimburse Bioventus for any cash payments previously made to it under the TRA in the event that any tax benefits actually realized by Bioventus and for which payment has been made under the TRA are subsequently challenged by a taxing authority and are ultimately disallowed. In addition, but without duplication of any amounts previously reimbursed by the continuing LLC owner, any excess cash payments made by Bioventus to the continuing LLC owner will be netted against any future cash payments that Bioventus might otherwise be required to make to the continuing LLC owner under the terms of the TRA. However, Bioventus might not determine that it has effectively made an excess cash payment to the continuing LLC owner for a number of years following the initial time of such payment. Moreover, there can be no assurance that any excess cash payments for which the continuing LLC owner has a reimbursement obligation under the TRA will be repaid to Bioventus. As a result, payments could be made under the TRA in excess of the tax savings that Bioventus realizes in respect of the tax attributes with respect to the continuing LLC owner that are the subject of the TRA.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of Bioventus’ income or other tax returns could adversely affect its results of operations and financial condition.

Bioventus is subject to taxes by the U.S. federal, state, local and foreign tax authorities, and Bioventus’ tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Bioventus’ future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of Bioventus’ deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of equity-based compensation;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where Bioventus has lower statutory tax rates and higher than anticipated earnings in countries where it has higher statutory tax rates.

In addition, Bioventus may be subject to audits of its income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could adversely affect its business, results of operations and financial condition.

If Bioventus was deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, as a result of Bioventus’ ownership of BV LLC, applicable restrictions could make it impractical for Bioventus to continue its business as contemplated and could adversely affect its business, results of operations and financial condition.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Bioventus does not believe that it is an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of BV LLC, Bioventus controls and operates BV LLC. On that basis, Bioventus believes that its interest in BV LLC is not an “investment security” as that term is used in the 1940 Act.

However, if Bioventus was to cease participation in the management of BV LLC, Bioventus’ interest in BV LLC could be deemed an “investment security” for purposes of the 1940 Act.

Bioventus and BV LLC intend to conduct Bioventus’ operations so that it will not be deemed an investment company. However, if Bioventus was to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on its capital structure and its ability to transact with affiliates, could make it impractical for Bioventus to continue its business as contemplated and could adversely affect its business, results of operations and financial condition.

Bioventus is controlled by the original LLC owners, whose interests may differ from those of Bioventus’ public stockholders.

As of March 22, 2021, the original LLC owners control approximately 83.8% of the combined voting power of Bioventus’ common stock through their ownership of both Bioventus class A common stock and Bioventus class B common stock. The original LLC owners will, for the foreseeable future, have the ability to substantially influence Bioventus through their ownership position over corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. The original LLC owners are able to, subject to applicable law, and the voting arrangements described in the stockholders agreement, elect a majority of the members of Bioventus’ Board control actions to be taken by Bioventus and Bioventus board, including amendments to Bioventus’ certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of Bioventus’ assets. The directors so elected will have the authority, subject to the terms of Bioventus’ indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of the original LLC owners may in some circumstances conflict with Bioventus’ interests and the interests of its other stockholders, including you. For example, the continuing LLC owner may have different tax positions from Bioventus, especially in light of the TRA that could influence Bioventus’ decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when Bioventus should terminate the TRA and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions and the structuring of future transactions may take into consideration the continuing LLC owner’s tax or other considerations, which may differ from the considerations of Bioventus or Bioventus’ other stockholders.

Risks Relating to Ownership of Bioventus’ Class A Common Stock

In the past, Bioventus identified material weaknesses in its internal control over financial reporting. If Bioventus experiences additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Bioventus may not be able to accurately or timely requirements applicable to public companies, which may adversely affect investor confidence in Bioventus, and, as a result, the market price of Bioventus class A common stock.

Ensuring that Bioventus has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Bioventus’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Bioventus’ financial statements will not be prevented or detected on a timely basis.

In connection with the audit of Bioventus’ consolidated financial statements as of and for the year ended December 31, 2020, Bioventus determined that it no longer has a material weakness associated with the proper processing of Exogen reimbursement claims in accordance with regulations and contractual terms. Bioventus implemented measures designed to improve its internal control over financial reporting to remediate such material weakness. These efforts included:

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the augmentation, reorganization and training of Bioventus’ prescription to cash staff, which includes its direct sales team, order management personnel, patient financial services personnel and reimbursement services and accounts receivable personnel, regarding key aspects of regulations and requirements and how to deal with inconsistencies within patient medical records;

•	implementation of monthly sales order testing on sampling basis by Bioventus’ Compliance department including a review of medical necessity;

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establishment of a cross functional governance committee, reporting to an executive steering committee to review and approve Bioventus’ Exogen Medicare policy and oversee future Exogen policy and process interpretations and changes; and

•	implementation of a checklist to be completed for each Medicare order to ensure compliance with Bioventus’ policy for Medicare claims and then further automating this checklist.

Bioventus cannot assure you that the measures Bioventus has taken to date, and actions Bioventus may take in the future, will be sufficient to prevent or avoid potential future material weaknesses. If Bioventus identifies any additional material weaknesses, the accuracy and timing of its financial reporting may be adversely affected, Bioventus may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting, and the market price of its Class A common stock may decline as a result. Bioventus could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could adversely affect Bioventus’ business and stock price.

Bioventus is required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in its quarterly and annual reports and provide an annual management report on the effectiveness of internal controls over financial reporting. Though Bioventus will be required to disclose changes made in its internal controls and procedures on a quarterly basis, Bioventus will not be required to make Bioventus’ first annual assessment of its internal control over financial reporting pursuant to Section 404 until the year following its first annual report required to be filed with the SEC. However, as an emerging growth company, Bioventus’ independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 until the later of the year following its first annual report required to be filed with the SEC or the date it is no longer an emerging growth company. At such time, Bioventus’ independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Bioventus’ controls are documented, designed or operating.

To comply with the requirements of being a public company, Bioventus has undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert Bioventus’ management’s attention from other matters that are important to the operation of Bioventus’ business. Additionally, when evaluating Bioventus’ internal controls over financial reporting, Bioventus may identify material weaknesses that Bioventus may not be able to remediate in time to meet the applicable deadline imposed upon Bioventus for compliance with the requirements of Section 404. If Bioventus identifies any material weaknesses in Bioventus’ internal controls over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that Bioventus’ internal controls over financial reporting is effective, or if Bioventus’ independent registered public accounting firm is unable to express an opinion as to the effectiveness of

Bioventus’ internal controls over financial reporting once Bioventus is no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of Bioventus’ financial reports and the market price of Bioventus class A common stock could be adversely affected, and Bioventus could become subject to investigations by the stock exchange on which Bioventus’ securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Bioventus is a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

The former LLC owners and continuing LLC owner (“Voting Group”), which holds Bioventus class A common stock and Bioventus class B common stock representing approximately 83.8% of the combined voting power of Bioventus’ common stock, entered into a stockholders agreement filed as exhibit 10.4 hereto. For a period of time, the parties to the stockholders agreement will agree to vote their shares of Bioventus class A common stock and Bioventus class B common stock in favor of the election of the nominees of certain members of the Voting Group to Bioventus’ Board upon their nomination by the nominating and corporate governance committee of Bioventus’ Board.

Because of the stockholders agreement and the aggregate voting power over Bioventus class A common stock and Bioventus class B common stock held by the parties to the stockholders agreement, Bioventus is considered a “controlled company” for the purposes of Nasdaq. As such, Bioventus is exempt from certain corporate governance requirements of Nasdaq, including (1) the requirement that a majority of the Board consist of independent directors, (2) the requirement that Bioventus has a nominating and corporate governance committee that is composed entirely of independent directors and (3) the requirement that Bioventus has a compensation committee that is composed entirely of independent directors. Bioventus intends to rely on some or all of these exemptions. As a result, Bioventus does not have a majority of independent directors and Bioventus’ compensation and nominating and corporate governance committees do not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make Bioventus class A common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act;

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be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

•

be permitted to provide a reduced level of disclosure concerning executive compensation and be exempt from any rules that have been adopted by the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report on the financial statements or that may be adopted requiring mandatory audit firm rotations.

Bioventus is an “emerging growth company,” as defined in the JOBS Act, and Bioventus could be an emerging growth company for up to five years following its IPO. For as long as Bioventus continues to be an emerging growth company, Bioventus may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. Bioventus has irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. Bioventus has also taken advantage of certain reduced reporting burdens in this joint proxy statement/prospectus. Bioventus could be an emerging growth company for up to five years after its IPO and will continue to be an emerging growth company unless Bioventus’ total annual gross revenues are $1.07 billion or more, Bioventus has issued more than $1 billion in non-convertible debt in the past three years or Bioventus becomes a “large accelerated filer” as defined in the Exchange Act. If Bioventus remains an “emerging growth company”, Bioventus may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Act and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. Bioventus cannot predict if investors will find its Bioventus class A common stock less attractive if Bioventus elects to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of Bioventus class A common stock. Also, as a result of Bioventus’ intention to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to Bioventus as long as Bioventus qualifies as an “emerging growth company,” Bioventus’ financial statements may not be comparable to those of companies that fully comply with regulatory and reporting requirements upon the public company effective dates.

Bioventus does not currently expect to pay any cash dividends.

Bioventus does not anticipate declaring or paying any cash dividends to holders of its Bioventus class A common stock in the foreseeable future. Bioventus currently intends to retain future earnings, if any, to finance its growth. Any determination to pay cash dividends in the future will be at the sole discretion of Bioventus’ Board, subject to limitations under applicable law and may be discontinued at any time. In addition, Bioventus’ ability to pay cash dividends is currently restricted by the terms of Bioventus’ 2019 Credit Agreement. Therefore, you are not likely to receive any dividends on your Bioventus class A common stock for the foreseeable future, and the success of an investment in Bioventus class A common stock will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of Bioventus class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that Bioventus class A common stock will appreciate in value or even maintain the price at which Bioventus’ stockholders have purchased Bioventus class A common stock. Investors seeking cash dividends should not purchase Bioventus class A common stock.

In addition, Bioventus’ operations are currently conducted entirely through BV LLC and its subsidiaries and Bioventus’ ability to generate cash to meet its debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from BV LLC and its subsidiaries via dividends or intercompany loans.

Bioventus’ amended and restated certificate of incorporation, to the extent permitted by applicable law, contains provisions renouncing Bioventus’ interest and expectation to participate in certain corporate opportunities identified or presented to certain of its original LLC owners.

Certain of the original LLC owners are in the business of making or advising on investments in companies and these Original LLC owners may hold, and may, from time to time in the future, acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of Bioventus’ business or the business of Bioventus’ suppliers. Bioventus’ amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the original LLC owners or any director who is not employed by Bioventus or his or her affiliates will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as Bioventus. The original LLC owners may also pursue acquisitions that may be complementary to Bioventus’ business, and, as a result, those acquisition opportunities may not be available to Bioventus. As a result, these arrangements could adversely affect Bioventus’ business, results of operations, financial condition or prospects if attractive business opportunities are allocated to any of the original LLC owners instead of to Bioventus.

Bioventus may issue shares of preferred stock in the future, which could make it difficult for another company to acquire Bioventus or could otherwise adversely affect holders of Bioventus class A common stock, which could depress the price of Bioventus class A common stock.

Bioventus’ amended and restated certificate of incorporation will authorize Bioventus to issue one or more series of preferred stock. Bioventus’ Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by Bioventus’ stockholders. Bioventus’ preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of Bioventus class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of Bioventus, discourage bids for Bioventus class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of Bioventus class A common stock.

Anti-takeover provisions in Bioventus’ governing documents and under Delaware law could make an acquisition of its company more difficult, limit attempts by Bioventus’ stockholders to replace or remove Bioventus’ current management, and depress the market price of Bioventus’ common stock.

Bioventus’ amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by Bioventus’ Board and include the following provisions:

•	authorizing the issuance of “blank check” preferred stock that could be issued by Bioventus’ Board to increase the number of outstanding shares and thwart a takeover attempt;

•	establishing a classified Board so that not all members of Bioventus’ Board are elected at one time;

•	the removal of directors only for cause;

•	prohibiting the use of cumulative voting for the election of directors;

•	limiting the ability of stockholders to call special meetings or amend Bioventus’ bylaws;

•	requiring all stockholder actions to be taken at a meeting of Bioventus’ stockholders; and

•	establishing advance notice and duration of ownership requirements for nominations for election to the Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in Bioventus’ management. As a Delaware corporation, Bioventus is also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of Bioventus’ outstanding common stock from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the common stock or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of Bioventus’ outstanding common stock not held by such interested stockholder. Because Bioventus has “opted out” of Section 203 of the DGCL in its amended and restated certificate of incorporation, the statute will not apply to business combinations involving Bioventus.

Any provision of Bioventus’ amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for Bioventus’ stockholders to receive a premium for their shares of Bioventus’ common stock and could also affect the price that some investors are willing to pay for Bioventus’ common stock.

Bioventus’ amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between Bioventus and Bioventus’ stockholders, which could limit Bioventus’ stockholders’ ability to obtain a favorable judicial forum for disputes with Bioventus or Bioventus’ directors, officers or employees.

Bioventus’ amended and restated certificate of incorporation provides that, unless Bioventus consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit or proceeding brought on its behalf; (b) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of Bioventus’ directors, officers or stockholders to Bioventus or to Bioventus’ stockholders; (c) any action, suit or proceeding arising pursuant to any provision of the DGCL, Bioventus’ amended and restated certificate of incorporation or amended bylaws (as either may be amended from time to time); or, (d) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; provided that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Bioventus or Bioventus’ directors, officers or other employees, which may discourage such lawsuits against Bioventus and Bioventus’ directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in Bioventus’ amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, Bioventus may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations and financial condition.

Risks Relating to the Proposed Acquisition of Misonix

Bioventus is subject to various risks related to the proposed acquisition of Misonix.

Bioventus has entered into a merger agreement with Misonix pursuant to which Bioventus has agreed to acquire Misonix. The risks, contingencies and other uncertainties that could result in the failure of the proposed acquisition to be completed or, if completed, that could have a material adverse effect on Bioventus’ business, financial condition or results of operations following the proposed acquisition, and any anticipated benefits of the proposed acquisition, include:

•	the failure to obtain necessary stockholder approvals for the share issuance and the adoption of the merger agreement;

•	the failure to satisfy required closing conditions or complete the proposed acquisition in a timely manner or at all;

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the effect of the announcement of the proposed acquisition on each company’s ability to retain and hire key personnel, maintain business relationships, and on operating results and the businesses generally;

•	the ability of Misonix to pursue alternatives to the proposed acquisition with us pursuant to the merger agreement;

•	the diversion of Bioventus’ management’s attention from its core business as Bioventus works to take all steps necessary to close the transaction and integrate Misonix’s business into Bioventus’;

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the issuance of additional equity in connection with the acquisition may dilute Bioventus’ stockholders and the uncertainties related to the potential impact of the proposed acquisition on Bioventus’ stock price;

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the inability to achieve the anticipated synergies and Bioventus’ incurrence of significant transaction related costs in connection with the proposed acquisition that are, and will be, incurred regardless of whether the proposed acquisition is completed; and

•	the occurrence of any event giving rise to the right to terminate the merger agreement.

Bioventus’ future results following the proposed acquisition will suffer if Bioventus does not effectively manage the expanded operations or successfully integrate the businesses of Misonix.

Bioventus’ future success will depend, in part, upon its ability to manage the expanded business, including challenges related to the management and monitoring of new operations and associated increased costs and complexity associated with the acquisition of Misonix and other acquisitions. If Bioventus is not able to successfully complete integrations in an efficient and effective manner, the anticipated benefits of these acquisitions may not be realized fully, or at all, or may take longer to realize than expected, and the value of Bioventus’ common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the proposed acquisitions, as well as any delays encountered in the integration processes, could have an adverse effect upon on Bioventus’ business, financial condition or results of operations. In addition, the actual integrations may result in additional and unforeseen expenses, including increased legal, accounting and compliance costs.

Failure to complete the proposed acquisition may negatively impact Bioventus’ share price, the future business and Bioventus’ financial results.

If the proposed acquisition is not completed on a timely basis, Bioventus’ and Misonix ongoing businesses may be adversely affected. If the proposed acquisition is not completed at all, Bioventus will be subject to a number of risks, including the following:

•	being required to pay costs and expenses relating to the transactions, such as legal, accounting, financial advisory and printing fees; and

•	time and resources committed by Bioventus’ management to matters relating to the proposed acquisition could otherwise have been devoted to pursuing other beneficial opportunities.

If the proposed acquisition is not completed, the price of Bioventus’ common stock may decline to the extent that the current market price reflects a market assumption that the proposed acquisition will be completed and that the related benefits will be realized, or a market perception that the proposed acquisition was not completed due to an adverse change in Bioventus’ business.

Other Risk Factors of Misonix

Misonix’s business is and will be subject to the risks described above. In addition, Misonix is, and will continue to be, subject to the risks described in its Annual Report on Form 10-K for the fiscal year ended June 30, 2021, as such risks may be updated or supplemented in Misonix’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which are filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

THE PARTIES TO THE MERGER

Bioventus Inc.

4721 Emperor Boulevard, Suite 400

Durham, North Carolina 27703

(919) 474-6700

Bioventus is a global leader of innovations for active healing. Through a combination of internal product development, product/business acquisition, and distribution agreements, it will bring to market products which address a growing need for clinically effective, cost efficient, minimally invasive medical treatments, that engage and enhance the body’s natural healing processes. Bioventus’ principal place of business is 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703, and its telephone number is (919) 474-6700.

Bioventus is a Delaware corporation and Bioventus common stock is listed on Nasdaq under the ticker symbol “BVS.”

For more information about Bioventus, visit Bioventus’ website at www.bioventus.com. The information contained on or accessible through Bioventus’ website (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Bioventus is included in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Misonix, Inc.

1938 New Highway

Farmingdale, New York

(631) 694-9555

Misonix designs, manufactures and markets minimally invasive surgical ultrasonic medical devices. These products are used for precise bone sculpting, removal of soft and hard tumors, and tissue debridement, primarily in the areas of neurosurgery, orthopedic surgery, plastic surgery, wound care and maxillo-facial surgery. Misonix also exclusively markets, sells and distributes skin allografts and wound care products used to support healing of wounds, and which complement Misonix’s ultrasonic medical devices Misonix’s principal place of business is 1938 New Highway, Farmingdale, New York, and its telephone number is (631) 694-9555.

Misonix is a Delaware corporation and Misonix common stock is listed on Nasdaq under the ticker symbol “MSON.”

For more information about Misonix, visit Misonix’s website at www.Misonix.com. The information contained on or accessible through Misonix’s website (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Misonix is included in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Oyster Merger Sub I, Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

(919) 474-6700

Merger Sub I was formed by Bioventus solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the merger, Merger Sub I will be merged with and into Misonix, with Misonix continuing as the surviving corporation. Merger Sub I’s principal executive offices are located at 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703, and its telephone number is (919) 474-67002485.

Oyster Merger Sub II, LLC

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

(919) 474-6700

Merger Sub II was formed by Bioventus solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. By operation of the merger, following the first merger, Misonix will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (renamed as Misonix LLC) and a wholly owned subsidiary of Bioventus. Merger Sub II’s principal executive offices are located at 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703, and its telephone number is (919) 474-6700.

THE BIOVENTUS SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Bioventus stockholders in connection with the solicitation of proxies by the Bioventus board for use at the Bioventus special meeting and at any adjournments or postponements thereof. Bioventus stockholders are encouraged to read this entire document carefully, including its annexes and the documents incorporated by reference herein, for more detailed information regarding the merger agreement and the transactions contemplated thereby.

Date, Time and Place of the Bioventus Special Meeting

The Bioventus special meeting is scheduled to be held virtually via live webcast on [●], 2021, beginning at [●], Eastern Time, unless postponed to a later date.

In light of ongoing developments related to the COVID-19 pandemic, Bioventus has elected to hold the Bioventus special meeting solely by means of remote communication via live webcast. Bioventus stockholders will be able to virtually attend and vote at the Bioventus special meeting by visiting www.virtualshareholdermeeting.com/BVS2021, which is referred to as the “Bioventus special meeting website.” Bioventus stockholders will need the 16-digit control number found on their proxy card in order to access the Bioventus special meeting website and to access the list of Bioventus stockholders entitled to vote at the Bioventus special meeting during the time of the meeting.

Bioventus has retained Broadridge to host the live webcast of the Bioventus special meeting. Thirty minutes prior to the Bioventus special meeting, Broadridge may be contacted at (855) 499-0991 (U.S. toll-free) or (720) 378-5962 (international toll), and will be available to answer any questions regarding how to virtually attend the Bioventus special meeting or if you encounter any technical difficulty accessing or during the Bioventus special meeting. Technical support phone numbers will also be available via the virtual meeting url 30 minutes prior to the start of the meeting.

Matters to Be Considered at the Bioventus Special Meeting

The purpose of the Bioventus special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:

•	Bioventus Proposal 1: Approval of the Share Issuance. To consider and vote on the Bioventus share issuance proposal; and

•	Bioventus Proposal 2: Adjournment of the Bioventus Special Meeting. To consider and vote on the Bioventus adjournment proposal.

Recommendation of the Bioventus Board of Directors

The Bioventus board unanimously recommends that Bioventus stockholders vote:

•	Bioventus Proposal 1: “FOR” the Bioventus share issuance proposal; and

•	Bioventus Proposal 2: “FOR” the Bioventus adjournment proposal.

After careful consideration, the Bioventus board unanimously: (i) determined that the terms of the merger agreement and the merger are fair to and in the best interests of Bioventus and its stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the share issuance, each on the terms and subject to the conditions set forth in the merger agreement; and (iii) recommended that Bioventus stockholders approve of the Bioventus share issuance proposal. See “The Mergers—Recommendation of the Bioventus Board of Directors; Bioventus’s Reasons for the Merger.”

Record Date for the Bioventus Special Meeting and Voting Rights

The record date to determine Bioventus stockholders who are entitled to receive notice of and to vote at the Bioventus special meeting or any adjournments or postponements thereof is [●], 2021. As of the close of business on the Bioventus record date, there were [●] shares of Bioventus common stock issued and outstanding and entitled to vote at the Bioventus special meeting. Each Bioventus stockholder is entitled to one vote for each share of Bioventus common stock such holder owned of record at the close of business on the Bioventus record date with respect to each matter properly brought before the Bioventus special meeting. Only Bioventus stockholders of record at the close of business on the Bioventus record date are entitled to receive notice of and to vote at the Bioventus special meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of Bioventus stockholders is necessary to conduct the Bioventus special meeting. The presence, virtually via the Bioventus special meeting website or by proxy, of the holders of a majority in voting power of the stock issued and outstanding and entitled to vote at the Bioventus special meeting will constitute a quorum. Shares of Bioventus common stock represented at the Bioventus special meeting by virtual attendance via the Bioventus special meeting website or by proxy and entitled to vote, but not voted, including shares for which an Bioventus stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Bioventus special meeting are considered “non-routine” matters under Nasdaq rules (as described below), shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Bioventus stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Bioventus special meeting. If a quorum is not present, the Bioventus special meeting will be adjourned or postponed until the holders of the number of shares of Bioventus common stock required to constitute a quorum attend.

Under Nasdaq rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to matters that under Nasdaq rules are “non-routine.” This can result in a “broker non-vote,” which occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals before the Bioventus special meeting are considered “non-routine” matters under Nasdaq rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the Bioventus special meeting. As a result, Bioventus does not expect any broker non-votes at the Bioventus special meeting and if you hold your shares of Bioventus common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Bioventus special meeting unless they have received voting instructions from the beneficial owners.

Required Votes

Except for the Bioventus adjournment proposal, the vote required to approve each of the proposals listed below assumes the presence of a quorum at the Bioventus special meeting. As described above, Bioventus does not expect there to be any broker non-votes at the Bioventus special meeting.

Proposal	Required Vote	Effects of Certain Actions
Bioventus Proposal 1: Bioventus share issuance proposal	Assuming a quorum is present at the Bioventus special meeting, approval requires the affirmative vote of the holders of a majority in voting power of the votes cast on the Bioventus share issuance proposal.	Any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus share issuance proposal.

An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus share issuance proposal to vote on the Bioventus share issuance proposal will have the same effect as a vote “AGAINST” the Bioventus share issuance proposal. However, assuming a quorum is present at the Bioventus special meeting, if an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus share issuance proposal, voting power will deemed to be withheld with respect to the Bioventus share issuance proposal and such failure to provide voting instructions will have no effect on the Bioventus share issuance proposal.

Bioventus Proposal 2: Bioventus adjournment proposal	Whether or not a quorum is present at the Bioventus special meeting, approval of the Bioventus adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast on the Bioventus adjournment proposal.

Any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus adjournment proposal.

An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus adjournment proposal will have the same effect as a vote “AGAINST” the Bioventus adjournment proposal. However, if an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus adjournment proposal, voting power will deemed to be withheld with respect to the Bioventus adjournment proposal and such failure to provide voting instructions will have no effect on the Bioventus adjournment proposal.

Bioventus Support Agreement

Subsequent to the execution of the merger agreement, Misonix entered into the Bioventus support agreement with the Bioventus supporting stockholders, pursuant to which such stockholders have agreed, among other things, to vote the shares of Bioventus common stock that they beneficially own at the time such vote is taken in favor of Bioventus share issuance proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the merger agreement or the transaction. As of the record date for the Bioventus special meeting, such stockholders beneficially own approximately [●]% of the outstanding shares of Bioventus common stock. Therefore, the Bioventus supporting stockholders hold a sufficient number of shares of Bioventus common stock in order to approve the Bioventus share issuance proposal. On July 29, 2021, in connection with execution of the merger agreement, each of the Bioventus supporting stockholders have entered into lock up agreements with Bioventus (each a “lock up agreement”) restricting the sale and transfer of the capital stock of Bioventus for a period of 90 or 180 days, subject to the terms of the lock up agreement.

Vote of Bioventus Directors and Executive Officers

As of September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, Bioventus directors and executive officers, and their affiliates, as a group, owned and were entitled to vote less than 1% of the total outstanding shares of Bioventus common stock. Although none of them has entered into any agreement obligating them to do so, Bioventus currently expects that all Bioventus directors and executive officers will vote their shares “FOR” the Bioventus share issuance proposal and “FOR” the Bioventus adjournment proposal. See “Interests of Bioventus Directors and Executive Officers in the Merger” and “Bioventus Executive Officer and Director Compensation” in this joint proxy statement/prospectus.

Methods of Voting

Registered Stockholders

If you are an Bioventus stockholder of record, you may vote at the Bioventus special meeting by proxy over the Internet or telephone or by mail, or by virtually attending and voting at the Bioventus special meeting via the Bioventus special meeting website, as described below.

•	By Internet: By following the instructions provided on your proxy card.

•	By Telephone: By following the instructions provided on your proxy card.

•	By Mail: If you have received a paper copy of the proxy materials by mail, you may complete and return by mail the enclosed proxy card in the postage-paid envelope.

•

Virtually via the Bioventus Special Meeting Website: By visiting the Bioventus special meeting website, you can virtually attend and vote at the Bioventus special meeting. Bioventus stockholders who plan to virtually attend the Bioventus special meeting will need the 16-digit control number included on their proxy card in order to access the Bioventus special meeting website.

Unless revoked, all duly executed proxies representing shares of Bioventus common stock entitled to vote at the Bioventus special meeting will be voted at the Bioventus special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, then the Bioventus officers identified on the proxy will vote your shares consistent with the recommendation of the Bioventus board on such proposal. If you are an Bioventus stockholder of record, proxies submitted over the internet or by telephone as described above must be received by [●], Eastern Time, on [●], 2021. To reduce administrative costs and help the environment by conserving natural resources, Bioventus asks that you submit a proxy to vote your shares through the internet or by telephone.

By executing and delivering a proxy in connection with the Bioventus special meeting, you designate certain Bioventus officers identified therein as your proxies at the Bioventus special meeting. If you deliver an executed proxy, but do not specify a choice for any proposal properly brought before the Bioventus special meeting, such proxies will vote your shares of Bioventus common stock on such uninstructed proposal in accordance with the recommendation of the Bioventus board. Bioventus does not expect that any matter other than the proposals listed above will be brought before the Bioventus special meeting, and the Bioventus bylaws provide that the only business that may be conducted at the Bioventus special meeting are those proposals brought before the Bioventus special meeting by or at the direction of the Bioventus board.

Beneficial (Street Name) Stockholders

If you hold your shares of Bioventus common stock through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of Bioventus common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Bioventus special meeting. See “—Quorum; Abstentions and Broker Non-Votes.”

If you hold your shares of Bioventus common stock through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a specific control number from your bank, broker or other nominee in order to virtually attend and vote at the Bioventus special meeting via the Bioventus special meeting website. See “—Virtually Attending the Bioventus Special Meeting.”

Revocability of Proxies

Any Bioventus stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Bioventus special meeting. If you are an Bioventus stockholder of record, you may revoke your proxy by any one of the following actions:

•	by sending a signed written notice of revocation to Bioventus’s Corporate Secretary, provided such notice is received no later than [●], 2021;

•	by voting again over the internet or telephone as instructed on your proxy card before the closing of the voting facilities at [●], Eastern Time, on [●], 2021;

•	by submitting a properly signed and dated proxy card with a later date that is received by Bioventus no later than the close of business on [●], 2021; or

•

by virtually attending the Bioventus special meeting via the Bioventus special meeting website and requesting that your proxy be revoked, or virtually voting via the Bioventus special meeting website as described above.

Only your last submitted proxy will be considered.

Execution or revocation of a proxy will not in any way affect an Bioventus stockholder’s right to virtually attend and vote at the Bioventus special meeting via the Bioventus special meeting website.

Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:

Bioventus Inc.

Attn: Corporate Secretary

Tony.dadamio@bioventus.com

4721 Emperor Boulevard, Suite 400

Durham, North Carolina 27703

If your shares of Bioventus common stock are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining your specific control number and instructions from your bank, broker or other nominee and voting your shares at the Bioventus special meeting via the Bioventus special meeting website.

Proxy Solicitation Costs

Bioventus is soliciting proxies to provide an opportunity to all Bioventus stockholders to vote on agenda items, whether or not such Bioventus stockholders are able to virtually attend the Bioventus special meeting or any adjournment or postponement thereof. Bioventus will bear the entire cost of soliciting proxies from Bioventus stockholders. In addition to the solicitation of proxies by mail, Bioventus will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Bioventus common stock and secure their voting instructions, if necessary. Bioventus may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

Proxies may be solicited on behalf of Bioventus or by Bioventus directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the internet or other means of communication, including electronic communication. Bioventus directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.

Virtually Attending the Bioventus Special Meeting

If you wish to virtually attend the Bioventus special meeting via the Bioventus special meeting website, you must (i) be a Bioventus stockholder of record at the close of business on [●], 2021 (the Bioventus record date), (ii) hold your shares of Bioventus common stock beneficially in the name of a broker, bank or other nominee as of the Bioventus record date or (iii) hold a valid proxy for the Bioventus special meeting.

To enter the Bioventus special meeting website and virtually attend the Bioventus special meeting, you will need the 16-digit control number located on your proxy card. If you hold your shares of Bioventus common stock in street name beneficially through a broker, bank or other nominee and you wish to virtually attend the Bioventus special meeting via the Bioventus special meeting website, you will need to obtain your specific control number and further instructions from your bank, broker or other nominee. The 16-digit control number is also needed to access the list of Bioventus stockholders entitled to vote at the Bioventus special meeting during the time of the meeting.

If you plan to virtually attend and vote at the Bioventus special meeting via the Bioventus special meeting website, Bioventus still encourages you to vote in advance by the internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to virtually attend the Bioventus special meeting via the Bioventus special meeting website. Voting your proxy by the internet, telephone or mail will not limit your right to virtually attend and vote at the Bioventus special meeting via the Bioventus special meeting website if you later decide to do so.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Bioventus has previously adopted householding for Bioventus stockholders of record. As a result, Bioventus stockholders with the same address and last name may receive only one copy of this joint proxy statement/prospectus. Registered Bioventus stockholders (those who hold shares of Bioventus common stock directly in their name with Bioventus’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to Bioventus at the address below.

Some brokers household proxy materials, delivering a single proxy statement or notice to multiple Bioventus stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Bioventus will promptly deliver a copy of this joint proxy statement/prospectus to any Bioventus stockholder who only received one copy of these materials due to householding upon request in writing to: Bioventus Inc., Attn: Corporate Secretary, tony.dadamio@bioventus.com, 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703 or by calling (919) 474-6700.

Tabulation of Votes

The Bioventus board will appoint an independent inspector of election for the Bioventus special meeting. The inspector of election will, among other matters, determine the number of shares of Bioventus common stock virtually present or represented by proxy at the Bioventus special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Bioventus stockholders at the Bioventus special meeting.

Adjournments

If a quorum is present at the Bioventus special meeting but there are insufficient votes at the time of the Bioventus special meeting to approve the Bioventus share issuance proposal, then Bioventus stockholders may be asked to vote on the Bioventus adjournment proposal.

At any subsequent reconvening of the Bioventus special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting, and all proxies will be voted in the same manner as they would have been voted at the original convening of the Bioventus special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

BIOVENTUS STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, BIOVENTUS STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

BIOVENTUS PROPOSAL 1: APPROVAL OF THE SHARE ISSUANCE

This joint proxy statement/prospectus is being furnished to you as an Bioventus stockholder in connection with the solicitation of proxies by the Bioventus board for use at the Bioventus special meeting. At the Bioventus special meeting, Bioventus is asking Bioventus stockholders to consider and vote upon a proposal to approve the issuance of shares of Bioventus common stock to Misonix stockholders in connection with the merger. Based on the number of shares of Misonix common stock outstanding as of September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, Bioventus expects to issue approximately 18,322,984 million shares of Bioventus common stock to Misonix stockholders in connection with the merger. The actual number of shares of Bioventus common stock to be issued in connection with the merger will be determined at the effective time based on the exchange ratio of 1.6839 shares of Bioventus common stock for each share of Misonix common stock and the number of shares of Misonix common stock outstanding at such time. Based on the number of shares of Bioventus common stock and Misonix common stock outstanding as of September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the merger, former Misonix stockholders are expected to own approximately 25% of the outstanding shares of Bioventus common stock and Bioventus stockholders immediately prior to the merger are expected to own approximately 75% of the outstanding shares of Bioventus common stock.

The Bioventus board, after careful consideration, unanimously determined that the terms of the merger agreement and the merger are fair to and in the best interests of Bioventus and its stockholders, and approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the share issuance.

The Bioventus board unanimously recommends that Bioventus stockholders vote “FOR” the Bioventus share issuance proposal.

Assuming a quorum is present at the Bioventus special meeting, approval of the Bioventus share issuance proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Bioventus common stock that are virtually present via the Bioventus special meeting website or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus share issuance proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus share issuance proposal to vote on the Bioventus share issuance proposal will have the same effect as a vote “AGAINST” the Bioventus share issuance proposal. However, assuming a quorum is present at the Bioventus special meeting, if an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus share issuance proposal, voting power will deemed to be withheld with respect to the Bioventus share issuance proposal and such failure to provide voting instructions will have no effect on the Bioventus share issuance proposal.

IF YOU ARE AN BIOVENTUS STOCKHOLDER, THE BIOVENTUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BIOVENTUS SHARE ISSUANCE PROPOSAL

(BIOVENTUS PROPOSAL 1)

BIOVENTUS PROPOSAL 2: ADJOURNMENT OF THE BIOVENTUS SPECIAL MEETING

The Bioventus special meeting may be adjourned to another time and place if necessary or appropriate to permit the solicitation of additional proxies if there are insufficient votes to approve the Bioventus share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Bioventus stockholders.

Bioventus is asking Bioventus stockholders to authorize the holder of any proxy solicited by the Bioventus board to vote in favor of any adjournment of the Bioventus special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Bioventus share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Bioventus stockholders.

The Bioventus board unanimously recommends that Bioventus stockholders vote “FOR” the Bioventus adjournment proposal.

Whether or not a quorum is present at the Bioventus special meeting, approval of the Bioventus adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Bioventus common stock that are virtually present via the Bioventus special meeting website or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Bioventus adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Bioventus special meeting on the Bioventus adjournment proposal to vote on the Bioventus adjournment proposal will have the same effect as a vote “AGAINST” the Bioventus adjournment proposal. However, if an Bioventus stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Bioventus adjournment proposal, voting power will deemed to be withheld with respect to the Bioventus adjournment proposal and such failure to provide voting instructions will have no effect on the Bioventus adjournment proposal.

IF YOU ARE AN BIOVENTUS STOCKHOLDER, THE BIOVENTUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BIOVENTUS ADJOURNMENT PROPOSAL

(BIOVENTUS PROPOSAL 2)

THE MISONIX SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Misonix stockholders in connection with the solicitation of proxies by the Misonix board for use at the Misonix special meeting and at any adjournments or postponements thereof. Misonix stockholders are encouraged to read this entire document carefully, including its annexes and the documents incorporated by reference herein, for more detailed information regarding the merger agreement and the transactions contemplated thereby.

Date, Time and Place of the Misonix Special Meeting

The Misonix special meeting is scheduled to be held at [●] on [●], 2021, at the Misonix corporate offices, located at 1938 New Highway, Farmingdale, NY 11735.

Misonix currently intends to hold the special meeting in person. However, as part of its precautions regarding the novel coronavirus or COVID-19, Misonix is planning for the possibility that the special meeting may be held solely by means of remote communications. If Misonix takes this step, it will announce the decision to do so in advance, and details on how to participate will be posted on its website at www.misonix.com and filed with the SEC as proxy material.

Matters to Be Considered at the Misonix Special Meeting

The purpose of the Misonix special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:

•	Misonix Proposal 1: Adoption of the Merger Agreement. To consider and vote on the Misonix merger proposal;

•

Misonix Proposal 2: Approval, on an Advisory Non-Binding Basis, of Certain Merger-Related Compensatory Arrangements with Misonix’s Named Executive Officers. To consider and vote on the Misonix compensation proposal; and

•	Misonix Proposal 3: Adjournment of the Misonix Special Meeting. To consider and vote on the Misonix adjournment proposal.

Recommendation of the Misonix Board

The Misonix board unanimously recommends that Misonix stockholders vote:

•	Misonix Proposal 1: “FOR” the Misonix merger proposal;

•	Misonix Proposal 2: “FOR” the Misonix compensation proposal; and

•	Misonix Proposal 3: “FOR” the Misonix adjournment proposal.

After careful consideration, the Misonix board unanimously: (i) determined that the terms of the merger agreement and the transactions contemplated thereby are fair to and in the best interests of Misonix and its stockholders; (ii) declared advisable, approved and authorized in all respects the merger agreement, the performance of Misonix of its obligations thereunder and the consummation of the transactions contemplated thereby, on the terms and subject to the conditions set forth in the merger agreement; and (iii) recommended that Misonix stockholders adopt the merger agreement. See “The Merger—Recommendation of the Misonix Board of Directors; Misonix’s Reasons for the Merger.”

Record Date for the Misonix Special Meeting and Voting Rights

The record date to determine Misonix stockholders who are entitled to receive notice of and to vote at the Misonix special meeting or any adjournments or postponements thereof is [●], 2021. As of the close of business on the Misonix record date, there were [●] shares of Misonix common stock issued and outstanding and entitled to vote at the Misonix special meeting.

Each Misonix stockholder is entitled to one vote for each share of Misonix common stock such holder owned of record at the close of business on the Misonix record date with respect to each matter properly brought before the Misonix special meeting. Only Misonix stockholders of record at the close of business on the Misonix record date are entitled to receive notice of and to vote at the Misonix special meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of Misonix stockholders is necessary to conduct the Misonix special meeting. The presence of the holders of a majority of the outstanding shares of Misonix common stock entitled to vote at the Misonix special meeting will constitute a quorum. Shares of Misonix common stock represented at the Misonix special meeting in person or by a properly authorized and submitted proxy (submitted by mail, by telephone or over the Internet), entitled to vote, but not voted, including shares for which a Misonix stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Misonix special meeting are considered “non-routine” matters under Nasdaq rules (as described below), shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Misonix stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Misonix special meeting. If a quorum is not present, Misonix expects that the Misonix special meeting will be adjourned or postponed until the holders of the number of shares of Misonix common stock required to constitute a quorum attend. At any subsequent reconvening of the Misonix special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Misonix special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Under the listing requirements of Nasdaq rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to matters that under Nasdaq rules are “non-routine.” This can result in a “broker non-vote,” which occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals before the Misonix special meeting are considered “non-routine” matters under Nasdaq rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the Misonix special meeting. As a result, Misonix does not expect any broker non-votes at the Misonix special meeting and if you hold your shares of Misonix common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Misonix special meeting unless they have received voting instructions from the beneficial owners.

Required Votes

The vote required to approve each of the proposals is listed below. As described above, Misonix does not expect there to be any broker non-votes at the Misonix special meeting.

Proposal	Required Vote	Effects of Certain Actions
Misonix Proposal 1: Misonix merger proposal	Approval requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Misonix common stock.	An abstention or other failure to vote on the Misonix merger proposal will have the same effect as a vote “AGAINST” the Misonix merger proposal.

Misonix Proposal 2: Misonix compensation proposal	Approval requires the affirmative vote of the holders of a majority of the votes cast at the Misonix special meeting.	An abstention or other failure to vote on the Misonix compensation proposal will not have an effect on the Misonix compensation proposal, assuming a quorum is present.

Misonix Proposal 3: Misonix adjournment proposal	Approval requires the affirmative vote of the holders of a majority of the votes cast at the Misonix special meeting.	An abstention or other failure to vote on the Misonix adjournment proposal will not have an effect on the Misonix adjournment proposal.

Vote of Misonix Directors and Executive Officers

As of September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, Misonix directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 31.62% of the total outstanding shares of Misonix common stock. On July 29, 2021, Stavros Vizirgianakis, Misonix’s Chief Executive Officer and Director, entered into a Voting and Support Agreement with Bioventus and the stockholders named therein, pursuant to which he agreed to, among other things, vote his shares of Misonix common stock in favor of the adoption of the Misonix merger proposal. Although no Misonix director or executive officer other than Mr. Vizirgianakis has entered into any agreement obligating them to vote their shares of Misonix common stock in favor of the proposals at the special meeting, Misonix currently expects that all Misonix directors and executive officers will vote their shares of Misonix common stock “FOR” the Misonix merger proposal, “FOR” the Misonix compensation proposal and “FOR” the Misonix adjournment proposal. See “Interests of Misonix Directors and Executive Officers in the Merger” and the arrangements described in Misonix’s Annual Report on Form 10-K, which is incorporated by reference in this joint proxy statement/prospectus.

Methods of Voting

Registered Stockholders

If you are a Misonix stockholder of record, you may vote at the Misonix special meeting by proxy through the Internet, by telephone or by mail, or by attending and voting at the Misonix special meeting, as described below.

•	By Internet: By following the instructions provided on your proxy card.

•	By Telephone: By following the instructions provided on your proxy card.

•	By Mail: If you have received a paper copy of the proxy materials by mail, you may complete and return by mail the enclosed proxy card in the postage-paid envelope.

•	In person at the Misonix Special Meeting: By attending the Misonix special meeting and voting in person.

Unless revoked, all duly executed proxies representing shares of Misonix common stock entitled to vote at the Misonix special meeting will be voted at the Misonix special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, then the Misonix officers identified on the proxy will vote your shares consistent with the recommendation of the Misonix board on such proposal. If you are a Misonix stockholder of record, proxies submitted over the Internet or by telephone as described above must be received by [●], Eastern Time, on [●], 2021. To reduce administrative costs and help the environment by conserving natural resources, Misonix asks that you submit a proxy to vote your shares through the Internet or by telephone.

By executing and delivering a proxy in connection with the Misonix special meeting, you designate certain Misonix officers identified therein as your proxies at the Misonix special meeting. If you deliver an executed proxy, but do not specify a choice for any proposal properly brought before the Misonix special meeting, such proxies will vote your shares of Misonix common stock on such uninstructed proposal in accordance with the recommendation of the Misonix board. Misonix does not expect that any matter other than the proposals listed above will be brought before the Misonix special meeting, and the Misonix bylaws provide that the only business that may be conducted at the Misonix special meeting are those proposals brought before the Misonix special meeting by or at the direction of the Misonix board.

Beneficial (Street Name) Stockholders

If you hold your shares of Misonix common stock through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of Misonix common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Misonix special meeting. See “—Quorum; Abstentions and Broker Non-Votes.”

If your shares of Misonix common stock are held of record by a broker, bank, trust or other nominee, and you decide to attend and vote at the Misonix special meeting, your vote in person at the Misonix special meeting will not be effective unless you present a legal proxy, issued in your name from the record holder (your broker, bank, trust or other nominee).

Revocability of Proxies

Any Misonix stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Misonix special meeting. If you are a Misonix stockholder of record, you may revoke your proxy by any of the following actions:

•	by sending a signed written notice of revocation to Misonix’s Secretary, provided such notice is received no later than [●], 2021;

•	by voting again over the internet or via telephone as instructed on your proxy card before the closing of the voting facilities at [●], Eastern Time, on [●], 2021;

•	by submitting a properly signed and dated proxy card with a later date that is received by Misonix no later than the close of business on [●], 2021; or

•	by attending the Misonix special meeting in person and requesting that your proxy be revoked.

Only your last submitted proxy will be considered.

Execution or revocation of a proxy will not in any way affect a Misonix stockholder’s right to attend and vote at the Misonix special meeting.

Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:

Misonix, Inc.

Attn: Secretary

1938 New Highway

Farmingdale, NY 11735

If your shares of Misonix common stock are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. If your shares of Misonix common stock are held in street name and you decide to attend and vote at the Misonix special meeting, your vote in person at the Misonix special meeting will not be effective unless you present a legal proxy, issued in your name from the record holder (your broker, bank, trust or other nominee).

Proxy Solicitation Costs

Misonix is soliciting proxies to provide an opportunity to all Misonix stockholders to vote on agenda items, whether or not such Misonix stockholders are able to attend the Misonix special meeting or any adjournment or postponement thereof. Misonix will bear the entire cost of soliciting proxies from Misonix stockholders, provided that Bioventus has agreed to pay for the printing and mailing costs associated with this joint proxy statement/prospectus. In addition to the solicitation of proxies by mail, Misonix will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Misonix common stock and secure their voting instructions, if necessary. Misonix may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

Misonix has also retained MacKenzie Partners to assist in soliciting proxies and in communicating with Misonix stockholders and estimates that it will pay them a fee of approximately $18,500, plus reimbursement for certain out-of-pocket fees and expenses. Misonix also has agreed to indemnify MacKenzie Partners against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of Misonix or Misonix directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the Internet or other means of communication, including electronic communication. Misonix directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Misonix has previously adopted householding for Misonix stockholders of record. As a result, Misonix stockholders with the same address and last name may receive only one copy of this joint proxy statement /prospectus. Registered Misonix stockholders (those who hold shares of Misonix common stock directly in their name with Misonix’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to Misonix at the address below.

Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple Misonix stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Misonix will promptly deliver a copy of this joint proxy statement/prospectus to any Misonix stockholder who received only one copy of these materials due to householding upon request in writing to: Misonix, Inc., Attn: Secretary, 1938 New Highway, Farmingdale, NY 11735.

Tabulation of Votes

The Misonix board will appoint an independent inspector of election for the Misonix special meeting. The inspector of election will, among other matters, determine the number of shares of Misonix common stock represented at the Misonix special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Misonix stockholders at the Misonix special meeting.

Adjournments

If a quorum is present at the Misonix special meeting but there are insufficient votes at the time of the Misonix special meeting to approve the Misonix merger proposal, then Misonix stockholders may be asked to vote on the Misonix adjournment proposal.

At any subsequent reconvening of the Misonix special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Misonix special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the Misonix special meeting, please contact Mackenzie Partners, Misonix’s proxy solicitor for the Misonix special meeting, by telephone toll-free at 1-800-322-2885, Monday through Friday (except bank holidays), between 8:00 a.m. and 8:00 p.m., Eastern time, or by email at proxy@mackenziepartners.com.

MISONIX STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, MISONIX STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

MISONIX PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

This joint proxy statement/prospectus is being furnished to you as a Misonix stockholder in connection with the solicitation of proxies by the Misonix board for use at the Misonix special meeting. At the Misonix special meeting, Misonix is asking Misonix stockholders to consider and vote upon a proposal to adopt the merger agreement to enable Misonix to consummate the mergers and effect the other transactions in accordance with the terms of the merger agreement. You should read carefully and in its entirety this joint proxy statement/prospectus, including the annexes attached hereto and the documents incorporated by reference, for more detailed information concerning the Misonix merger proposal and the transactions contemplated thereby.

The merger and a summary of the terms of the merger agreement are described in more detail under “The Merger” and “The Merger Agreement,” and Misonix stockholders are encouraged to read the full text of the merger agreement, which is attached as Annex A hereto.

The Misonix board, after careful consideration, unanimously determined that the mergers are fair to and in the best interests of Misonix and its stockholders, and approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger.

The Misonix board accordingly unanimously recommends that Misonix stockholders vote “FOR” the Misonix merger proposal.

Approval of the Misonix merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Misonix common stock. Accordingly, an abstention or other failure to vote on the Misonix merger proposal will have the same effect as a vote “AGAINST” the Misonix merger proposal.

It is a condition to the completion of the merger that Misonix stockholders approve the Misonix merger proposal.

IF YOU ARE A MISONIX STOCKHOLDER, THE MISONIX BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MISONIX MERGER PROPOSAL

(MISONIX PROPOSAL 1)

MISONIX PROPOSAL 2: ADVISORY NON-BINDING VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Misonix is required to submit to a non-binding advisory stockholder vote certain compensation that may be paid or become payable to Misonix named executive officers that is based on or otherwise relates to the merger as disclosed under “Interests of Misonix Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Misonix Named Executive Officers—Golden Parachute Compensation.” The Misonix compensation proposal gives Misonix stockholders the opportunity to express their views on the merger-related compensation of Misonix named executive officers.

Accordingly, Misonix is asking Misonix stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Misonix named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Interests of Misonix Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Misonix Named Executive Officers—Golden Parachute Compensation,” including the associated narrative discussion and the agreements, plans, arrangements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on the Misonix compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, if you are a Misonix stockholder, you may vote to approve the Misonix merger proposal and vote not to approve the Misonix compensation proposal, and vice versa. The vote on the Misonix compensation proposal is advisory and non-binding. As a result, if the mergers are completed, the merger-related compensation may be paid to Misonix named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements, even if Misonix stockholders do not approve the Misonix compensation proposal.

The Misonix board unanimously recommends that Misonix stockholders vote “FOR” the Misonix compensation proposal.

Assuming a quorum is present, approval of the Misonix compensation proposal requires the affirmative vote of a majority of the votes cast and entitled to vote at the Misonix special meeting. Accordingly, any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Misonix compensation proposal, assuming a quorum is present. In addition, an abstention or other failure of any shares present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix compensation proposal to vote on the Misonix compensation proposal will have no effect on the outcome of the Misonix compensation proposal.

IF YOU ARE A MISONIX STOCKHOLDER, THE MISONIX BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MISONIX COMPENSATION PROPOSAL

(MISONIX PROPOSAL 2)

MISONIX PROPOSAL 3: ADJOURNMENT OF THE MISONIX SPECIAL MEETING

The Misonix special meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are insufficient votes to approve the Misonix merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Misonix stockholders.

Misonix is asking Misonix stockholders to authorize the holder of any proxy solicited by the Misonix board to vote in favor of any adjournment of the Misonix special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Misonix merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Misonix stockholders.

The Misonix board unanimously recommends that Misonix stockholders approve the proposal to adjourn the Misonix special meeting, if necessary or appropriate.

Approval of the Misonix adjournment proposal requires the affirmative vote of a majority of the votes cast and entitled to vote at the Misonix special meeting. Accordingly, any shares not present or represented by proxy (including due to the failure of a Misonix stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Misonix adjournment proposal. Additionally, an abstention or other failure of any shares present or represented by proxy and entitled to vote at the Misonix special meeting on the Misonix adjournment proposal to vote on the Misonix adjournment proposal will have will have no effect on the outcome of the Misonix adjournment proposal.

IF YOU ARE A MISONIX STOCKHOLDER, THE MISONIX BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MISONIX ADJOURNMENT PROPOSAL

(MISONIX PROPOSAL 3)

THE MERGER

The following is a description of material aspects of the merger. While Bioventus and Misonix believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire joint proxy statement/prospectus, including the text of the merger agreement attached as Annex A hereto, for a more complete understanding of the merger. In addition, important business and financial information about each of Bioventus and Misonix is contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

General

Bioventus, Merger Sub I, Merger Sub II and Misonix have entered into the merger agreement, which provides for the merger of Merger Sub I with and into Misonix with Misonix surviving, and subsequently, the merger of Misonix with and into Merger Sub II. As a result of the mergers, the separate existences of Merger Sub I and Misonix will cease and Merger Sub II will continue its existence under the DGCL as the surviving entity and as a wholly owned subsidiary of Bioventus. The surviving entity will be named “Misonix, LLC.”

Merger Consideration

At the effective time, each share of Misonix common stock (other than shares held in treasury by Misonix or held directly by Bioventus, Merger Sub I or Merger Sub II (which shares will be cancelled) and shares held by Misonix stockholders who have not voted in favor of the Misonix merger proposal and perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) that was issued and outstanding immediately prior to the effective time will be converted into, based on each such Misonix stockholders’ election and subject to proration in accordance with the terms of the merger agreement, the right to receive (a) 1.6839 shares of Bioventus class A common stock as well as cash (without interest and less any applicable withholding taxes) in lieu of any fractional shares of Bioventus class A common stock or (b) an amount of cash equal to $28.00.

The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of Bioventus or Misonix common stock changes. Therefore, the value of the merger consideration will depend on the market price of Bioventus common stock at the effective time. The market price of Bioventus common stock has fluctuated since the date of the announcement of the merger agreement and is expected to continue to fluctuate from the date of this joint proxy statement/prospectus to the dates of the respective Bioventus and Misonix special meetings, through the date the merger is completed and thereafter. The market price of Bioventus common stock, when received by Misonix stockholders who have elected the stock election consideration in connection with the first merger, could be greater than, less than or the same as the market price of Bioventus class A common stock on the date of this joint proxy statement/prospectus or at the time of the Misonix special meeting. Accordingly, you should obtain current market quotations for Bioventus and Misonix common stock before deciding how to vote on any of the proposals described in this joint proxy statement/prospectus. Bioventus common stock is traded on Nasdaq under the symbol “BVS” and Misonix common stock is traded on Nasdaq under the symbol “MSON.”

Proration and Reallocation

The aggregate amount of cash payable by Bioventus in the mergers will be equal to $10.50 multiplied by the number of outstanding shares of Misonix common stock as of 5:00 p.m. New York City time on the election deadline. In order to deliver this aggregate cash amount, the merger agreement provides for pro rata adjustments to, and reallocation of, the cash and stock elections made by Misonix stockholders, as well as the allocation of consideration to be paid with respect to shares of Misonix common stock as to which no election regarding the form of merger consideration to be paid to them, is received prior to the election deadline. Such no election shares will be exchanged for the cash consideration, the stock consideration or a combination of both.

Additionally, depending on the elections made by other Misonix stockholders, each Misonix stockholder who elects to receive Bioventus class A common stock for their shares in the mergers, referred to as “stock election shares” may receive a portion of their consideration in cash, and each Misonix stockholder who elects to receive cash for their shares in the mergers, referred to as “cash election shares” may receive a portion of their consideration in Bioventus class A common stock.

If the elected cash consideration, which is the amount equal to the aggregate number of cash election shares multiplied by $28.00, exceeds the available cash amount, then:

•	all stock election shares and all no election shares will be exchanged for 1.6839 shares of Bioventus class A common stock; and

•	a portion of the cash election shares of each Misonix stockholder will be exchanged for $28.00 in cash as follows: cash election shares exchanged for $28.00 in cash =

(number of such stockholder’s cash election shares) * (maximum cash amount)

elected cash consideration

If the elected cash consideration is less than the available cash amount, which difference we refer to as the shortfall amount, then:

•	all cash election shares will be exchanged for the cash consideration; and

•	all stock election shares and no election shares will be treated in the following manner:

•

if the shortfall amount is less than or equal to the product of the aggregate number of no election shares and $28.00, which we refer to as the “no election value”, then (1) all stock election shares will be exchanged for 1.6839 shares of Bioventus class A common stock, and (2) a portion of the no election shares of each Misonix stockholder, calculated as follows, will be exchanged for $28.00 in cash as follows (and the remaining portion of such stockholder’s no election shares, if any, will be exchanged for 1.6839 shares of Bioventus class A common stock):

no election shares exchanged for cash consideration =

(number of no election shares of such stockholder) * (shortfall amount)

(no election value)

•

if the shortfall amount is more than the no election value, then (1) all no election shares will be exchanged for $28.00 in cash and (2) a portion of the stock election shares of each stockholder will be exchanged for $28.00 in cash as follows (and the remaining portion of such stockholder’s stock election shares will be exchanged for 1.6839 shares of Bioventus class A common stock):

stock election shares exchanged for cash consideration =

(number of stock election shares of such stockholder) * (shortfall amount – no election value)

(aggregate number of stock election shares) * $28.00

If the elected cash consideration equals the available cash amount, then: (1) all cash election shares will be converted into the right to receive $28.00 in cash and (2) all stock election shares and all no election shares will be converted into the right to receive 1.6839 shares of Bioventus class A common stock.

Election Procedures

The election form will be mailed to Misonix stockholders not less than 30 days prior to the anticipated closing date of the first merger. The election form enables Misonix stockholders to choose to make a cash election, a stock election or no election with respect to each share of Misonix common stock eligible to receive the merger consideration. Misonix intends to issue a press release at least five business days prior to the expiration of the election period informing Misonix stockholders of the expiration of the election period, which expiration we refer to as the “election deadline”, to make their election and return their completed election forms. If a Misonix stockholder holds shares of Misonix common stock through a bank, brokerage firm or other nominee, such bank, brokerage firm, or other nominee, as applicable, will provide such stockholder with instructions on how to make an election. Election forms must be returned to the broker, bank or nominee in time for it to respond prior to the election deadline, therefore, you are encouraged to pay close attention to, and abide by, any election deadlines provided by the bank, brokerage firm or other nominee holding your shares, as that deadline may be earlier than the election deadline described in this joint proxy statement/prospectus.

Any election will have been properly made only if the exchange agent has actually received a properly completed election form by the election deadline. Any election form may be revoked or changed by written notice received by the exchange agent prior to the election deadline. If an election form is revoked, the shares of Misonix common stock as to which such election previously applied will be no election shares unless an election is subsequently submitted by the Misonix stockholder prior to the election deadline.

Background of the Merger

Each of Bioventus’ and Misonix’s board of directors and senior management team regularly reviews their respective company’s performance, future growth prospects and overall strategic direction and considers potential opportunities to strengthen their respective businesses and enhance stockholder value. These reviews have included consideration of whether the continued execution of each company’s strategy or possible strategic opportunities, joint ventures or combination with third parties offered the best avenue to maximize stockholder value.

In October of 2020, the Executive Chairman of a publicly traded medical device company (“Company A”) contacted Stavros Vizirgianakis, Chief Executive Officer of Misonix regarding a potential collaboration arrangement involving both Misonix’s surgical products and existing products of Company A, which collaboration arrangement would be material to Misonix. Through October and November of 2020, management of Company A and Misonix conducted visits at the other’s headquarters for workshops on their respective products and discussions on areas of potential collaboration.

On November 6, 2020, Mr. Vizirgianakis held an introductory meeting with the Chief Executive Officer of a medical device company (“Company B”) at the invitation of Company B’s financial advisor. Mr. Vizirgianakis and the Chief Executive Officer of Company B discussed the operations of their respective companies and areas of potential collaboration or synergies between the companies.

On December 10, 2020, representatives of Company A provided Misonix management with an initial draft of a non-binding term sheet reflecting terms that would potentially govern the collaboration arrangement. In late December 2020, representatives of Company A sent Misonix management Company A’s financial analysis of the potential collaboration arrangement based on terms that had been proposed by Company A.

On December 23, 2020, the Misonix board held a meeting at which members of management and a representative of Jones Day, Misonix’s outside legal advisor, were present to discuss the financial analysis prepared by Company A. At the conclusion of the meeting, the Misonix board authorized Misonix management to continue the collaboration discussions with Company A and to continue to negotiate for improved financial terms to the collaboration arrangement. Later in the day on December 23, 2020, Mr. Vizirgianakis spoke with a representative of Company A to convey proposed revisions to the financial terms of the collaboration arrangement.

From December of 2020 through May of 2021, Company A and Misonix exchanged revised drafts of the non-binding term sheet reflecting terms that would potentially govern the collaboration arrangement and engaged in discussions in an effort to align on mutually-agreeable terms. Throughout the negotiations, Company A continued to propose profit-sharing, intellectual property licensing and other economic terms that representatives of Misonix did not deem acceptable.

In January of 2021, the Vice President of Corporate Development of another publicly traded medical device company (“Company C”) contacted Mr. Vizirgianakis about potential collaboration between Company C and Misonix. Mr. Vizirgianakis and the representative of Company C discussed their respective company’s products at a high level, but the individuals made no specific plans for next steps in the collaboration discussions at that time.

On January 22, 2021, the Chief Executive Officer of Company B contacted Mr. Vizirgianakis regarding Company B’s interest in a potential acquisition of Misonix. To facilitate information-sharing in connection with a potential acquisition, Company B proposed a draft mutual non-disclosure agreement.

On January 25, 2021, the Misonix board held a meeting, at which members of management and a representative of Jones Day were present, to discuss Company B’s interest in a potential acquisition of Misonix. A representative of Jones Day discussed the potential issues that the Misonix board would need to consider, including their fiduciary duties, in connection with a potential acquisition. The Misonix board authorized management to provide Company B with additional information to facilitate a proposal from Company B, subject to a non-disclosure agreement.

In late January of 2021, Bioventus management contacted Perella Weinberg Partners L.P. (“Perella Weinberg”) to assist in the potential acquisition of Misonix as Bioventus’ financial advisor.

On February 2, 2021, the Misonix board held a meeting at which members of management and a representative of Jones Day were present. During the course of this meeting, Mr. Vizirgianakis provided the Misonix board with an update on the discussion of a potential collaboration arrangement with Company A and the potential acquisition of Misonix by Company B. The Misonix board considered the advisability of engaging an investment bank to serve as Misonix’s financial advisor in connection with the potential acquisition of Misonix by Company B.

On February 4, 2021, Company B and Misonix signed a mutual non-disclosure agreement, which included a mutual 12-month standstill restriction on each party making proposals to acquire the other party that are not supported by the target company’s board (but which standstill would fall away upon Misonix entering into a definitive acquisition agreement with a third party). Shortly after entering into the mutual non-disclosure agreement, Misonix provided certain limited financial and operational information and documentation to representatives of Company B in response to Company B’s initial due diligence requests.

On February 5, 2021, Mr. Vizirgianakis and Joseph Dwyer, Chief Financial Officer of Misonix, held a meeting with senior management team of Company B and representatives of Company B’s financial advisor, at the request of Company B to facilitate an acquisition proposal. Messrs. Vizirgianakis and Dwyer delivered to representatives of Company B a presentation on Misonix, including an overview of its business, history and strategy. The representatives of Company B similarly delivered to Messrs. Vizirgianakis and Dwyer a presentation on Company B, including its history, strategy and potential synergies and strategic plans for the combined company.

On February 8, 2021, Mr. Dwyer held a call with representatives of Company B’s financial advisor to discuss the data room being prepared by Misonix to share requested documentation and information, as well as timing and next steps for further discussions between representatives of Misonix and Company B.

In early February, 2021, Messrs. Vizirgianakis and Dwyer contacted representatives of J.P. Morgan, who had assisted Misonix in connection with its acquisition of Solsys Medical, LLC in September 2019, to obtain support in connection any offer that may be presented by Company A, in connection with a collaboration arrangement, or by Company B, in connection with an acquisition. In late February and early March 2021, representatives of J.P. Morgan assisted Misonix management by reviewing financial projections and synergy analyses prepared by Misonix management in connection with a potential acquisition of Misonix by Company B, and by recommending a process to progress negotiations with Company A and Company B. On March 2, 2021, J.P. Morgan provided Misonix management with a market overview of Misonix’s and Company B’s current market valuation. Representatives of Misonix shared with representatives of Company B preliminary financial projections that were substantially similar to the Misonix preliminary unaudited projections (as defined below).

On February 22, 2021, members of Misonix’s management again met with members of Company B’s management, with representatives of Company B’s financial advisor and J.P. Morgan in attendance. Representatives of each company gave an additional presentation on their company, including its history, product lines, organizational charts and product roadmaps.

On March 2, 2021, Ken Reali, Chief Executive Officer of Bioventus, contacted Mr. Vizirgianakis by telephone expressing Mr. Reali’s interest in holding a meeting with senior executives of Bioventus and Misonix to discuss potential collaboration between the two companies. The specific nature of the transaction, or the possibility that it would be a proposed acquisition of Misonix, was not discussed.

On March 5, 2021 and March 19, 2021, Mr. Vizirgianakis and Mr. Reali held follow-up calls during which Messrs. Vizirgianakis and Reali continued to discuss the potential for collaboration between their respective companies and Bioventus’ strategic plans. Mr. Reali and Mr. Vizirgianakis agreed to meet in person with other members of management of their respective companies on April 1, 2021.

On March 12, 2021, the Chief Executive Officer of Company B contacted Mr. Vizirgianakis to convey that Company B was still interested in an acquisition of Misonix and that their representatives were working to prepare a long-term financial model to share with Misonix.

On March 20, 2021, the Chief Executive Officer of Company B contacted Mr. Vizirgianakis to indicate that Company B’s long-term financial model would be forthcoming to Misonix.

On March 22, 2021, representatives of Company B’s financial advisor sent representatives of J.P. Morgan a summarized five-year version of Company B’s financial model, which representatives of J.P. Morgan forwarded to Misonix management. On March 23, 2021, representatives of Company B’s financial advisor sent representatives of J.P. Morgan supplemental detail on the revenue breakout in Company B’s five-year financial model, which representatives of J.P. Morgan also forwarded to Misonix management.

On March 24, 2021, representatives of J.P. Morgan, at the direction of Misonix management, sent Misonix’s synergy analysis to representatives of Company B’s financial advisor.

On March 26, 2021, the Chief Executive Officer of Company B contacted Mr. Vizirgianakis to convey that, after review of the preliminary financial projections Misonix provided, Company B remained interested in an acquisition of Misonix.

On March 29, 2021, members of Misonix’s management met with members of Company B’s management, with representatives of Company B’s financial advisor and J.P. Morgan in attendance. At the meeting, the parties reviewed Misonix’s synergy analysis and discussed each party’s financial projections. Company B also shared a copy of its revenue synergy analysis and allowed Misonix management the opportunity to ask questions about this analysis.

On March 30, 2021, Mr. Dwyer contacted the Chief Financial Officer of Company B to inquire whether members of Company B’s management had further questions about Misonix’s synergy analysis or its preliminary financial projections. The Chief Executive Officer of Company B indicated that Company B would likely submit a further list of questions and a possible supplemental due diligence request list in the near future.

On April 1, 2021, Bioventus entered into a non-disclosure agreement with Misonix to facilitate Misonix’s sharing of information at the proposed meeting. Later in the day, Mr. Vizirgianakis and Mr. Dwyer met with Mr. Reali and Chris Yamamoto, Senior Vice President of Business Development and Strategy of Bioventus. At the meeting, the companies’ respective representatives discussed potential ways in which the companies could collaborate together or if there were potential benefits to the parties of Bioventus’ acquisition of Misonix. At the conclusion of these meetings, the representatives of Bioventus indicated they would contact Misonix in late May or early June 2021 to continue the discussions.

Also on April 1, 2021, the Chief Executive Officer of Company B contacted Mr. Vizirgianakis to preview that an offer for the acquisition of Misonix would be forthcoming on or around April 4, 2021. On April 3, 2021, representatives of Company B’s financial advisor contacted representatives of J.P. Morgan to convey a similar message.

On April 5, 2021, a representative of Company B’s financial advisor contacted Mr. Vizirgianakis to deliver a verbal to offer acquire Misonix for $21.00 in cash per outstanding share of Misonix common stock. Misonix common stock was priced at $19.73 per share as of the close of trading on April 1, 2021. Mr. Vizirgianakis engaged in internal deliberation and discussion with members of the Misonix board, where board members and Misonix senior management concluded that Company B’s offer did not provide sufficient value to Misonix stockholders, given their understanding of the value of Misonix’s business and its prospects. Misonix’s senior management informed representatives of Company B that Company B’s offer was inadequate and terminated discussions with Company B at that time.

On May 6, 2021, the Misonix board held a meeting at which members of management and a representative of Jones Day were present. During the course of this meeting, Mr. Vizirgianakis provided the Misonix board with a further update on the discussion of a potential collaboration arrangement with Company A, including that the parties had not been able to reach agreement on terms that would be mutually acceptable.

In early May 2021, Mr. Vizirgianakis was contacted by the Vice President of Corporate Development at Company C to continue discussions from earlier in the year regarding a potential collaboration arrangement involving Misonix’s surgical products. At that point, discussions with Company A had not progressed beyond the term sheet stage and it appeared that Company A and Misonix may not be able to reach mutually-acceptable terms regarding the potential collaboration arrangement between the parties. In a follow-up discussion in mid-May, 2021, representatives of Company C indicated that Company C was still interested in a potential collaboration arrangement with Misonix and proposed a meeting between the companies’ respective representatives. To facilitate the sharing of information between Misonix and Company C, the parties entered into a mutual confidentiality agreement on May 25, 2021 and representatives of the companies met in person later that day. At this meeting, representatives of Misonix provided a demonstration of some of Misonix’s surgical products in a laboratory environment.

Following the May 25, 2021 meeting, a representative of Company C contacted Mr. Vizirgianakis to schedule a follow-up meeting for June 18, 2021 to discuss further a potential collaboration arrangement between Misonix and Company C. On June 4, 2021, Company C provided a proposed non-binding term sheet for the potential collaboration, which included, among other things, opportunities for the companies to combine specified products and jointly develop future products. The term sheet also included a proposal that Company C would be granted exclusive rights to distribute Misonix’s existing spine and cranial products and future products co-developed by the parties in the United States.

On June 2, 2021, as a result of the Misonix and Bioventus discussions focusing on an acquisition of Misonix instead of a collaboration, and to facilitate Misonix sharing more sensitive information regarding its business, Misonix and Bioventus entered into a revised non-disclosure agreement, which added an 18-month standstill restriction on Bioventus making proposals to acquire Misonix that were not supported by the Misonix board (but which standstill would fall away upon Misonix entering into a definitive acquisition agreement), as well as restrictions on Bioventus’ ability to solicit Misonix employees.

On June 3, 2021, Messrs. Reali and Yamamoto and Greg Anglum, Senior Vice President and Chief Financial Officer of Bioventus, held a meeting with Messrs. Vizirgianakis and Dwyer to discuss a potential acquisition of Misonix by Bioventus. At this meeting, the representatives from Misonix and Bioventus discussed their view of public Wall Street analyst projections for each of their respective companies’ future financial performance. The parties also discussed potential revenue and expense synergies between Bioventus and Misonix if the parties were to consummate an acquisition.

On June 7, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. Mr. Vizirgianakis provided an update to the Misonix board on recent discussions with Bioventus, as well as discussions with Company A and Company C. The Misonix board provided their views and input on potential ways to coordinate and structure the opportunities and thereafter instructed Messrs. Vizirgianakis and Dwyer to continue discussions with each of the potential counterparties with respect to the strategic opportunities.

On June 8, 2021, representatives of Company C provided Misonix management with a non-binding discussion outline with Company C’s proposed terms for a collaboration arrangement between Company C and Misonix.

On June 10, 2021, the Bioventus board held a meeting at which members of Bioventus management and representatives of Perella Weinberg, Bioventus’ financial advisor, attended. Mr. Yamamoto reviewed the potential acquisition of Misonix and presented the materials provided to the Bioventus board in advance of the meeting, which included a summary of an initial meeting held on June 3, 2021 with Messrs. Vizirgianakis and Dwyer, an overview of the strategic merits of the potential combination and a financial overview of Misonix. The materials also included preliminary valuations of potential transaction scenarios and potential bid tactic considerations, which Mr. Yamamoto presented together with representatives of Perella Weinberg. After considering the potential challenges in consummating the transaction and integrating the combined companies, the Bioventus board authorized Bioventus management to proceed with delivering a non-binding indication of interest to Misonix at an initial offer price of $26.00 per share of Misonix common stock in a mix of cash and shares of Bioventus class A common stock. The Bioventus board also agreed to form a special committee of the Bioventus board to oversee the potential transaction with Misonix. The special committee consisted of Messrs. Phil Cowdy, William Hawkins, Ken Reali and Martin Sutter.

On June 14, 2021, Mr. Reali contacted Mr. Vizirgianakis by telephone to indicate that Bioventus intended to submit a formal non-binding indication of interest to Misonix to consummate an acquisition. Misonix received Bioventus’ written indication of interest later that day, which Mr. Vizirgianakis circulated to the Misonix board for initial review. The indication of interest proposed that Bioventus would acquire Misonix for $26.00 per share of Misonix common stock, consisting of $7.80 in cash and 0.988 shares of Bioventus class A common stock. The indication of interest further stated that Bioventus’ willingness to advance discussions was conditioned on Misonix negotiating with Bioventus on an exclusive basis for a period of six weeks.

On June 15, 2021, Mr. Vizirgianakis met with the Executive Chairman of Company A. Mr. Vizirgianakis informed the Executive Chairman of Company A that Misonix’s circumstances had since changed and that the parties would need to transition discussions from a collaboration arrangement to an acquisition of Misonix. If not, Misonix was not in a position to continue forward with the collaboration discussion.

On June 16, 2021, Mr. Vizirgianakis and representatives of J.P. Morgan, at the direction of Misonix, each contacted representatives of Company C to inform Company C that Misonix had received an expression of interest for an acquisition of Misonix and to inquire whether Company C would consider an acquisition. The Vice President of Corporate Development at Company C indicated that Company C would be interested in discussing an acquisition of Misonix and requested that J.P. Morgan have Misonix prepare a forecast and presentation for Company C. As a result of this message, Misonix and Company C canceled the planned June 18, 2021 follow-up meeting.

Also on June 16, 2021, Mr. Vizirgianakis contacted Mr. Reali and confirmed that Misonix was still considering the Bioventus indication of interest and would be discussing the offer with the Misonix board on June 21, 2021. Later in the day, Mr. Dwyer contacted Mr. Yamamoto to discuss the potential revenue and cost synergies that could be achieved by Bioventus’ acquisition of Misonix. Mr. Yamamoto also provided Mr. Dwyer with the data underlying Bioventus’ public Wall Street analyst projections.

On June 16, 2021, the Misonix board acted by written consent to approve the engagement of J.P. Morgan as its financial advisor. The Misonix board selected J.P. Morgan on the basis of its qualifications, expertise and reputation, as well as its knowledge and understanding of Misonix’s business, industry and affairs.

On June 17, 2021, Misonix executed an engagement letter pursuant to which it formally retained J.P. Morgan its exclusive financial advisor in connection with a potential sale of Misonix.

Later on June 17, 2021, a representative of Company A contacted Mr. Vizirgianakis to confirm Company A’s interest in shifting from a collaboration arrangement to a potential acquisition of Misonix. The representative of Company A requested that Mr. Vizirgianakis prepare a presentation and meet with Company A’s executive team the week of June 21, 2021.

On June 18, 2021, representatives of Bioventus provided Misonix management with public Wall Street analyst financial projections for Bioventus.

Later on June 18, 2021, Mr. Reali provided Messrs. Vizirgianakis and Dwyer with a presentation regarding Bioventus’ business, how Misonix’s business could be combined with Bioventus’ business and public Wall Street analyst financial projections for Bioventus. Mr. Reali asked that he be given an opportunity to make the presentation to the Misonix board. Misonix management forwarded this presentation to the Misonix board in advance of Mr. Reali’s and Mr. Yamamoto’s in-person presentation to the Misonix board, which ultimately occurred on June 30, 2021.

On June 21, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. At the meeting, representatives of Jones Day discussed with the Misonix board their fiduciary duties in the context of the proposed transaction with Bioventus and other legal matters. Representatives of Misonix management discussed with the Misonix board an assessment of Misonix’s current market position, including an analysis of its share price and an overview of its current market valuation, and Misonix’s future prospects as a stand-alone enterprise. During this discussion, representatives of Misonix management presented the public Wall Street analyst financial projections for Misonix’s business that had been shared with Bioventus at the June 3, 2021 meeting. Representatives of J.P. Morgan provided the Misonix board with a preliminary financial analysis of the Bioventus indication of interest and of potential ranges for a value of Misonix based on Misonix’s financial projections. Mr. Vizirgianakis updated the Misonix board on the status of recent discussions with Company A and Company C, including that collaboration discussions with Company C that had been scheduled for June 18, 2021 were postponed in light of the indication of interest received from Bioventus, but Mr. Vizirgianakis noted that Company C may be interested in an acquisition of Misonix and was awaiting feedback from Misonix in terms of next steps. Following extensive discussion regarding the proposed form of merger consideration in Bioventus’ offer, the value of Bioventus’ offer, Bioventus’ request for exclusivity, the ongoing discussions with potential other counterparties, and the potential benefits and potential risks of each of the foregoing, the Misonix board instructed J.P. Morgan to determine if Company A and Company C would be interested in further discussion regarding an acquisition of Misonix, and to advise Bioventus that Misonix was interested in engaging in further discussions regarding a transaction, but would not agree to exclusivity at the current value offered. The Misonix board also confirmed its willingness to receive a presentation from Mr. Reali regarding Bioventus’ proposal.

On June 22, 2021, Mr. Vizirgianakis contacted Mr. Reali to inform him that the Misonix board was not prepared to grant Bioventus with exclusivity and that Bioventus needed to improve the value of its offer in order for exclusivity to be seriously considered. Mr. Vizirgianakis confirmed that Misonix was otherwise amenable to engaging in further discussions regarding a transaction. Mr. Vizirgianakis also invited Mr. Reali to present to the Misonix board at a mutually agreeable time, pursuant to Mr. Reali’s request.

On June 28, 2021, as a result of the parties transitioning to more detailed discussion of an acquisition of Misonix, Misonix and Company A entered into a revised mutual non-disclosure agreement, which added an 18-month standstill restriction on Company A making proposals to acquire Misonix that were not supported by the Misonix board (but which standstill would fall away upon Misonix entering into a definitive acquisition agreement with a third party), as well as restrictions on Company A’s ability to solicit Misonix employees.

On June 29, 2021, Mr. Vizirgianakis met with representatives of Company A where Mr. Vizirgianakis presented Misonix’s background and business strategy. At the conclusion of the meeting, the representatives of Company A indicated that they would consider an acquisition of Misonix, but were skeptical whether Misonix’s wound care business line would be a logical fit with Company A’s product lines. As a result, Misonix’s management believed it was unlikely that Company A would present a competitive acquisition offer.

Later on June 29, 2021, Company C presented J.P. Morgan with an indication of interest to acquire Misonix for $27.43 per share of Misonix common stock, to be paid in cash.

On June 30, 2021, the Misonix board held a meeting, with management, representatives of Jones Day, representatives of J.P. Morgan, and Messrs. Reali and Yamamoto from Bioventus attending. Messrs. Reali and Yamamoto gave the Misonix board a presentation on Bioventus, including its history, strategy and the potential synergies and strategic plans for the combined company. Messrs. Reali and Yamamoto stressed Bioventus’ desire to sign a merger agreement and announce before Bioventus’ scheduled August 10, 2021 earnings release.

Later in the day on June 30, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. At the meeting, Mr. Vizirgianakis reported on his meeting with Company A on the previous day. Representatives of J.P. Morgan discussed the proposal received on the previous day from Company C with the Misonix board and relayed that Company C would require additional due diligence, including a workshop with Company C’s own doctors, on Misonix’s surgical products in the area of neurosurgery, which Company C requested to schedule for the week of July 19, 2021. The Misonix board confirmed that, based on the presentation by Messrs. Reali and Yamamoto earlier in the day, it was apparent Bioventus had undertaken thoughtful analysis, there was general alignment on the potential synergies that could be realized from a potential acquisition by Bioventus, and Bioventus had proposed a well-articulated plan for integration. The Misonix board also considered the potential risks associated with engaging in a transaction with Bioventus and the different risks presented by Company C’s proposed all-cash consideration and Bioventus’ proposed part-cash and part-stock consideration. The Misonix board also discussed the recent decline in Bioventus’ stock price and the current value implied by the proposed exchange ratio. The Misonix board discussed with J.P. Morgan potential options to preserve value for Misonix stockholders in connection with the Bioventus offer, including a “collar” on the exchange ratio of Bioventus class A common stock exchanged for Misonix stock and a contingent value right. The Misonix board discussed at length the options currently available and the potential benefits and risks of each of the options, including the risk that Bioventus would be unwilling to allow for a time delay that would be sufficient for Company C to complete further due diligence and lab tests. The Misonix board directed management and the representatives of J.P. Morgan to convey their positive disposition to Bioventus’ presentation, indicate that Misonix would need to undertake due diligence on Bioventus given the stock portion of the consideration, and indicate that exclusivity was not appropriate at the current offer price. The Misonix board also directed representatives of J.P. Morgan to engage with Company C on value and to ask Company C to accelerate the timing of its due diligence efforts.

On July 1, 2021, at the direction of Misonix, representatives of J.P. Morgan contacted a representative of Company C to request that Company C improve the value of its offer. The representative of Company C responded that Company C’s offer would remain at $27.43 per share of Misonix common stock until completion of Company C’s due diligence, including lab tests of Misonix’s neurosurgery products. The representative of Company C followed up with a further call to representatives of J.P. Morgan to indicate that the necessary lab tests for neurosurgery products could be scheduled the week of July 19, 2021, but that Company C would also require an additional week after completion of the lab tests to validate its views on the results.

On July 2, 2021, the special committee of the Bioventus board held a meeting, which members of Bioventus management and representatives of Perella Weinberg attended. During the meeting the status of the potential transaction with Misonix was reviewed along with the due diligence process and potential timeline to closing. Mr. Reali updated the special committee based on his conversation with Misonix management regarding Bioventus’ initial offer price. Mr. Reali reported that Mr. Vizirgianakis had indicated that the initial offer was inadequate to establish exclusivity between the companies. The special committee discussed alternative merger consideration proposals and agreed to increase its offer to $27.50 per share of Misonix common stock in a mix of cash and shares of Bioventus class A common stock.

On July 2, 2021, Bioventus submitted a revised proposal, increasing its offer to what it characterized as $27.50 per share of Misonix common stock based on the 30-day volume weighted average share price of the Bioventus class A common stock of $17.80 as of the close of trading on July 1, 2021. The consideration proposed comprised 0.983 shares of Bioventus class A common stock and $10.00 in cash for each share of Misonix common stock. Bioventus indicated its revised proposal was conditioned upon Misonix committing to negotiate exclusively with Bioventus and signing the merger agreement no later than July 30, 2021. However, on July 1, 2021, Goldman Sachs issued a report downgrading the Bioventus class A common stock. As a result, the closing price and the seven day volume weighted average share price of the Bioventus class A common stock on July 2, 2021 was $16.51 and $17.84, respectively. Based on these values, the value of the merger consideration proposed by Bioventus was $26.23 and $27.54, respectively.

On July 2, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. Representatives of J.P. Morgan provided the Misonix board with an update on the discussions with Company C, including the fact that successful lab performance of Misonix’s neurosurgery products would be critical to Company C’s value determination. The representatives of J.P. Morgan highlighted the timing difficulties raised by Company C’s request for lab trials, but also noted that Company C may be able to provide a significant increase in value if it deemed the lab trials of Misonix’s neurosurgery products to be successful. Mr. Vizirgianakis provided the Misonix board with an update on the discussions with Bioventus, including the revised proposal received earlier in the day. The Misonix board discussed the current value Bioventus proposed to pay, the status of discussions with Company C and Company A and the risks and benefits of a number of possible next steps with each of the potential counterparties. Members of the Misonix board placed particular emphasis on the recent decline in Bioventus’ stock price, which had caused the value offered by Bioventus to be lower than the per share value offered by Company C, and the need for price protection to the Misonix stockholders as the Misonix board considered its options. The Misonix board also considered the risk that if the results of the lab trials of neurosurgery products with Company C were not positive, there was a high degree of risk to execution with Company C as well as risk to potential upside. The Misonix board determined that Bioventus’ revised proposal was not sufficient to warrant exclusivity at the time.

Later on July 2, 2021, as directed by the Misonix board, Mr. Vizirgianakis contacted Mr. Reali to inform him that the Misonix board considered the value presented in Bioventus’ revised proposal to be insufficient and that the Misonix board needed price protection in the event of a potential further decline in Bioventus’ stock price between signing a merger agreement and closing the transaction. At the conclusion of the discussion, Mr. Reali proposed that the parties work towards signing a merger agreement an announcing the transaction by July 29, 2021.

On July 5, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. After receiving a summary of the current terms proposed in Bioventus’ offer and Company C’s indication of interest, discussion focused on the fact that the current value implied by the

Bioventus’ offer was less than Company C’s indication of interest given the decline in Bioventus’ stock price after the proposal was made. The Misonix board also noted that the downgrade by Goldman Sachs of the Bioventus class A common stock on July 1, 2021 further underscored the importance of downside price protection for Misonix stockholders. The representatives of Jones Day discussed with the Misonix board the operation and use of collars on exchange ratios in mergers with stock consideration as a mechanism for increasing price certainty. The Misonix board directed J.P. Morgan to engage with Bioventus to seek price protection, to commit to commencing reverse due diligence, and to decline to provide Bioventus with exclusivity. The Misonix board also directed Jones Day to inform Bioventus’ outside legal counsel, Latham & Watkins LLP (“Latham”) that the Misonix board would require price protection in connection with a transaction involving the use of Bioventus class A common stock as consideration. The Misonix board further instructed Jones Day to explore with Latham the feasibility of a transaction in which Misonix’s stockholders could make an election between cash and stock consideration. The Misonix board also discussed the binary nature of the decision that Company C would potentially make following the lab trials of neurosurgery products, and the importance of timing and maintaining optionality. The Misonix board engaged in an extensive discussion of the options available to Misonix, including remaining a standalone business, whether a sale of Misonix was advisable now or in the near future and the potential benefits and risks of the options considered. The Misonix board encouraged Misonix management to continue engagement with Company C and Company A. The Misonix board considered whether it would be appropriate to contact any of a number of potential additional third parties (other than Company C and Company A) to gauge their interest in an acquisition of Misonix. After discussing the business of each party, their competitive position relative to Misonix, prior contacts between such parties and Misonix, the Misonix board’s perception of the parties’ resources and recent transactions that some of the parties had engaged in, the Misonix board determined not to proceed with additional contacts at that time. At the conclusion of the meeting, the Misonix board discussed with management and representatives of J.P. Morgan and Jones Day a preliminary timeline for signing a merger agreement with an acquiror and announcing the transaction by July 29, 2021 (as proposed by Bioventus) and the steps necessary to achieve this goal.

Later on July 5, 2021, Mr. Vizirgianakis contacted a representative of Company C to confirm Company C’s interest in pursuing an acquisition of Misonix, advise Company C that the timing of Misonix’s discussions with another party had accelerated, and request that Company C accelerate its due diligence efforts. Company C’s representative indicated that Company C had a high degree of interest in pursuing a transaction with Misonix, but noted that Company C would want to understand Misonix’s soft tissue opportunities as well as conduct lab tests on Misonix’s neurosurgery products, which lab tests were not scheduled to take place until the week of July 19. Company C’s representative confirmed that Company C would plan to sell Misonix’s wound business within a year, making that element of Misonix’s business difficult to accurately value.

After receiving Bioventus’ revised offer of July 2, 2021, Misonix and Bioventus began mutual due diligence in earnest, particularly over the weeks of July 5, July 12 and July 19, 2021, with a number of videoconference meetings and telephone calls attended by members of Misonix senior management, representatives of Misonix’s outside advisors, members of Bioventus senior management and representatives of Bioventus’ outside advisors, as applicable, on various business, financial, tax, accounting and legal matters. Concurrently with mutual due diligence between Misonix and Bioventus, Company C conducted its due diligence on Misonix, involving a number of videoconference meetings and telephone calls attended by members of Misonix senior management, representatives of Misonix’s outside advisors, members of Company C’s senior management and representatives of Company C’s outside advisors, as applicable, on various business, financial, tax, accounting and legal matters. As discussed below, Company C also conducted lab tests of Misonix’s neurosurgery products during the week of July 19, 2021.

On July 6, 2021, Mr. Vizirgianakis contacted Mr. Reali to discuss the Misonix board’s rationale for not providing exclusivity to Bioventus at that time, including that the current value implied by Bioventus’ offer was insufficient.

Later on July 6, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. Representatives of J.P. Morgan confirmed to the Misonix board that they had not received a response from Company C following their prior discussions over the past few days. Mr. Vizirgianakis provided the Misonix board an update on the response he received from the representative of Company C on the prior day’s telephone call. The Misonix board also confirmed, after discussing the volatility of Bioventus’ stock price and the need to undertake due diligence on Bioventus, that it would still be unable to commit to exclusive negotiations with Bioventus. The Misonix board directed management and representatives of J.P. Morgan and Jones Day to continue engagement with each of the potential counterparties.

On July 7, 2021, representatives of J.P. Morgan, at the direction of Misonix, contacted representatives of Company A telephonically to confirm Company A’s continued interest in an acquisition of Misonix. Company A’s representatives indicated that they were still interested in a transaction, but would need to wait until technical developments in Misonix’s discectomy and neurological products had reached a more advanced stage before committing to an acquisition, which in Company A’s estimation would not likely occur for a period of six to nine months.

Also on July 7, 2021, representatives of Jones Day, at the direction of Misonix, contacted representatives of Latham to advise them that the Misonix board had not yet agreed to Bioventus’ proposed price, that the Misonix board wanted assurance as to the value of the equity consideration that Bioventus proposed to pay in the transaction (including a collar on any decline in Bioventus’ stock price between signing and closing), and that the Misonix board would be interested in a transaction in which Misonix stockholders could make an election between cash consideration and Bioventus class A common stock consideration, subject to a maximum amount of cash that Bioventus would be required to pay in the transaction.

Also on July 7, 2021, representatives of Bioventus provided Misonix, J.P. Morgan and Jones Day with a proposed transaction timeline necessary to meet the proposed July 29, 2021 deadline for signing a merger agreement and announcing the transaction.

On July 8, 2021, Messrs. Reali and Yamamoto provided Messrs. Vizirgianakis, Dwyer and the senior management of Misonix a corporate presentation on Bioventus, including the company’s history, its strategy and potential synergies and strategic plans for the combined company.

Later on July 8, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. Mr. Vizirgianakis and representatives of Jones Day and J.P. Morgan provided the Misonix board with an update on the status of discussions with Bioventus, Latham and Company C and the proposed timeline for entering into a definitive acquisition agreement by the end of July. Representatives of J.P. Morgan informed the Misonix board of Company A’s decision to delay its engagement in the sale process to await more advanced technical developments in Misonix’s discectomy and neurological products, such that it was not a currently viable aquiror of Misonix.

On July 9, 2021, the Bioventus and Misonix management teams, along with their respective outside legal counsel and financial advisors held a conference call to review the timeline proposed by Bioventus to reach a signed merger agreement by July 29, 2021.

On July 13, 2021, as a result of the parties transitioning to a more detailed discussion of an acquisition of Misonix and in advance of a Misonix management presentation, Misonix and Company C amended and restated their confidential disclosure agreement, which added a 12-month standstill restriction on Company C (but which standstill would fall away upon Misonix entering into a definitive acquisition agreement with a third party) as well as a limited non-solicitation of Misonix employees. Thereafter, the Misonix management team, including Messrs. Vizirgianakis and Dwyer, provided a presentation to Company C and its representatives and advisors. The presentation provided Company C with a detailed summary of Misonix’s business, product portfolio and new product pipeline.

Later on July 13, 2021, representatives of Latham delivered an initial draft merger agreement to representatives of Jones Day. The draft included the following key terms: (a) a fixed exchange ratio of 0.983 shares of Bioventus class A common stock and $10.00 in cash for each share of Misonix common stock; (b) a requirement that both parties use reasonable best efforts to obtain antitrust approvals, but with Bioventus excused from having to agree to any divestures or limitations on its post-closing business in order to obtain such approvals; (c) a mutual “force the vote” that would require each of Misonix and Bioventus to hold special meetings of their stockholders to consider the company’s respective transactions, even if the Misonix board or Bioventus board had changed its recommendation to stockholders with respect to the respective transactions as a result of an intervening event or as a result of a superior proposal; (d) a fiduciary termination fee payable by Misonix to Bioventus equal to 4.5% of Misonix’s equity value in the event of a termination of the merger agreement under various circumstances, including a change in recommendation by the Misonix board or a failure to obtain Misonix stockholder adoption of the merger agreement after the announcement of a superior proposal relating to Misonix; and (e) a fiduciary termination fee payable by Bioventus to Misonix equal to 4.5% of Misonix’s equity value in the event of a termination of the merger agreement under various circumstances, including a change in recommendation by the Bioventus board or a failure to obtain Bioventus stockholder approval of the stock issuance after the announcement of a superior proposal relating to Bioventus.

On July 18, 2021, representatives of Jones Day delivered a revised draft merger agreement to representatives of Latham. The draft included the following key terms: (a) an indication that the price proposed by Bioventus had not been accepted by Misonix and was subject to further negotiation; (b) (i) the option for Misonix stockholders to elect to receive all cash or all shares of Bioventus class A common stock in exchange for each share of Misonix common stock, subject to proration and with the aggregate cash consideration fixed and (ii) a “collar” on the exchange ratio to fix the value of the stock consideration if the 14-day volume weighted average of Bioventus’ share price fell between the signing of the merger agreement and the completion of the transactions; (c) (i) agreement to use reasonable best efforts to obtain antitrust approvals, with Bioventus obligated to agree to divestures or limitations on its post-closing business unless those remedies, individually or in the aggregate, would have a material adverse effect on Misonix or Bioventus and (ii) an obligation for each party to refrain from conducting acquisitions or divestitures prior to completion of the mergers, to the extent they could reasonably be expected to hinder or delay completion of the mergers; (d) no “force the vote” provision and a right of Misonix to terminate the merger agreement and pay to Bioventus a termination fee equal to 2.0% of Misonix’s equity value in the event Misonix accepts a superior proposal; (e) a termination fee payable by Bioventus to Misonix equal to 2.0% of Misonix’s equity value in the event of a termination of the merger agreement by Misonix upon a Bioventus financing failure, in addition to other damages that Miosnix may recover if such failure resulted from a willful and material breach of Bioventus’ covenants in the merger agreement; and (f) reducing the termination fee payable in all other circumstances to 2.0% of Misonix’s equity value.

On July 19, 2021, representatives of Latham delivered initial drafts of the form of voting and support agreements for both Bioventus stockholders and Misonix stockholders to representatives of Jones Day. The terms and conditions of the voting and support agreements were largely identical, except that the voting and support agreement to be executed by Bioventus stockholders provided that such stockholders would be required to vote only a portion of their Bioventus common stock in favor of the Bioventus stock issuance. This portion was equal to the number of shares that constituted the same percentage of outstanding Bioventus common stock as the percentage of outstanding Misonix common stock held by Misonix stockholders executing their respective voting and support agreements. Latham’s draft of the form of voting and support agreement for Misonix stockholders also indicated, by footnote, Bioventus’ request that each of the significant Misonix stockholders would also sign a separate lock-up agreement whereby such Misonix stockholders would agree to restrictions on the post-closing sale of their shares of Bioventus class A common stock.

Also on July 19, 2021, the Bioventus board held a meeting at which members of Bioventus management and representatives of Latham were present. Messrs. Reali and Yamamoto provided the Bioventus board with an update on the potential acquisition of Misonix and then representatives of Latham provided an overview of the Bioventus board’s fiduciary duties related to the potential acquisition.

Later on July 19, 2021, representatives of Jones Day delivered an initial draft merger agreement to representatives of Company C.

On July 20, 2021, representatives of Company C met with Misonix’s management. Misonix management delivered presentations detailing Misonix’s operations, including product development, research and development, manufacturing, supply chain, marketing and business development.

On July 21, 2021, Bioventus’ executed an engagement letter pursuant to which it formally retained Perella Weinberg its exclusive financial advisor in connection with a potential acquisition of Misonix.

Also on July 21, 2021, representatives of Jones Day and of Latham held a conference call to discuss the open issues in the revised draft of the merger agreement circulated by representatives of Jones Day. Representatives of Latham conveyed Bioventus’ objection to any collar on the exchange ratio for the Bioventus class A common stock consideration, preferring instead an exchange ratio fixed at the time of signing the merger agreement using a 30-day volume weighted average price for Bioventus class A common stock. The representatives of Latham indicated, however, that Bioventus would agree to modify the exchange ratio such that the implied value of the merger consideration (using a volume weighted average share price of Bioventus class A common stock over a period to be determined) would, as of the signing of the merger agreement, be equal to $27.50 per share of Misonix common stock. Representatives of both Jones Day and Latham agreed that Misonix’s request for a collar on the exchange ratio would remain an open discussion point for the parties. Representatives of Latham then confirmed that Bioventus was agreeable to (a) allowing Misonix stockholders to elect cash or stock consideration (subject to a fixed amount of aggregate cash), (b) Bioventus’ significant stockholders signing a voting and support agreement binding all of their outstanding Bioventus shares, (c) a reverse termination fee payable by Bioventus in the event of a financing failure and (d) a restriction on Bioventus conducting certain other acquisitions during the pre-closing period. Representatives of Latham then explained Bioventus’ continued objection to providing Misonix with the ability to terminate the merger agreement to accept a superior proposal, instead favoring the requirement for Misonix to proceed with a stockholder vote. Representatives of both Jones Day and Latham agreed that Misonix’s ability to terminate the merger agreement to accept a superior proposal, as well as the amount of the termination fee, would remain open discussion points for the parties. Representatives of Jones Day informed Latham that the significant stockholders of Misonix signing the voting and support agreement would not be willing to also execute separate lock-up agreements requested by Bioventus. The representatives of Jones Day and Latham concluded by discussing the efforts standard for obtaining HSR clearance as well as the appropriate scope of the representations and warranties to be given by Bioventus in the merger agreement.

Later on July 21, 2021, representatives of J.P. Morgan, at the direction of Misonix, spoke with representatives of Perella Weinberg and Mr. Vizirgianakis spoke with Mr. Reali. During these discussions, Mr. Reali and the representatives of Perella Weinberg each separately confirmed that Bioventus would agree to modify the exchange ratio such that the implied value of the merger consideration as of the signing of the merger agreement would be equal to $27.50 per share of Misonix common stock, based on the 15- or 30-day volume weighted average price of the Bioventus class A common stock ending on the date of the signing of the merger agreement.

On July 22, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. Mr. Vizirgianakis and the representatives of J.P. Morgan informed the Misonix board that Company C’s lab tests of Misonix’s neurosurgery products was nearing completion and that Misonix could expect feedback on the test results and a potential revised acquisition proposal from Company C early in the week of July 26, 2021. The Misonix board considered this timing in connection with the accelerated timeline of the ongoing negotiations with Bioventus. The Misonix board also considered the fact that Company C’s board of directors may not be in a position to approve any transaction between Misonix and Company C until late August. The representatives of Jones Day and J.P. Morgan and Mr. Vizirgianakis provided the Misonix board with an update of the discussions with Bioventus, particularly Bioventus’ continued resistance to the Misonix board’s request for a collar on the exchange ratio to provide downside protection to Misonix stockholders, but that Bioventus was prepared to set the exchange ratio so as to ensure that the offer price represented a value of $27.50 as of the signing date based on a volume weighted average of Bioventus’ stock price over a period of 15 or 30 days preceding the signing of the merger agreement. Representatives of Jones Day thereafter provided the

Misonix board with an update on negotiations with Latham and Bioventus’ objection to Misonix’s proposal that the Misonix board be permitted to cause Misonix to terminate the merger agreement to accept a superior proposal. The Misonix board discussed the implications of that objection, in particular, that this restriction would likely have a significant chilling effect on the willingness of any other party to make a superior proposal after the merger agreement had been signed. As a result, the Misonix board instructed representatives of Jones Day to continue to seek an ability for Misonix to terminate the merger agreement to accept a superior proposal. The representatives of Jones Day reviewed additional material issues discussed with Latham, including the cash/stock election mechanics, antitrust provisions, scope of Bioventus’ representations and warranties proposed in Misonix’s comments to the proposed merger agreement, the scope of proposed stockholder and support agreements for certain stockholders of Bioventus and Misonix, and Bioventus’ request for significant stockholders to execute post-closing lock-up agreements.

Later on July 22, 2021, representatives of Latham delivered to Jones Day a revised draft of the merger agreement. The draft included the following key terms that remained under negotiation between the parties: (a) the ability of Misonix stockholders to elect to receive either $27.50 in cash or a fixed number of shares of Bioventus class A common stock having a value equal to $27.50 based on the 30-day volume weighted average share price ending on the date of the signing of the merger agreement, in each case, subject to proration; (b) agreement of the parties to use their reasonable best efforts to obtain antitrust approvals, with Bioventus obligated to agree to divestures or limitations on Misonix’s or Bioventus’ post-closing business unless those remedies, individually or in the aggregate, would materially reduce the reasonably anticipated benefits of the merger to Bioventus or impact Bioventus or Misonix in a manner or amount that is material relative to the value of Misonix; (c) a mutual “force the vote” in the event the boards of directors of Misonix or Bioventus were to change its recommendation to stockholders with respect to the transaction as a result of either an intervening event or as a result of a superior proposal; (d) no termination fee payable upon a Bioventus financing failure; and (e) increasing the termination fee payable in all circumstances to 4.25% of Misonix’s equity value.

On July 23, 2021, representatives of Jones Day delivered a revised drafts of the forms of voting and support agreements to representatives of Latham. The revised draft of the voting and support agreement to be executed by Bioventus stockholders removed the limitation on the number of shares of Bioventus class A common stock applicable to the voting restrictions and also removed the footnote proposal that Misonix’s significant stockholders also execute separate lock-up agreements restricting the post-closing sale of their shares of Bioventus class A common stock.

On July 24, 2021, representatives of Jones Day and Latham discussed the open issues in the revised draft of the merger agreement previously circulated by representatives of Latham. Representatives of Jones Day confirmed that Misonix’s request for a collar on the exchange ratio, Misonix’s ability to terminate the merger agreement to accept a superior proposal, the amount of the termination fee, and Bioventus’ request for significant Misonix stockholders to execute separate post-closing lock-up agreements were the remaining key outstanding issues for the parties. Over the course of July 24, 2021 through to the parties’ execution of the merger agreement on July 29, 2021, representatives of Jones Day and Latham exchanged revised drafts of the merger agreement, along with the disclosure schedules and other ancillary exhibits thereto, and the voting and support agreements until those documents were agreed by the parties to be in final form.

On July 26, 2021, Messrs. Vizirgianakis and Dwyer met with Messrs. Reali, Yamamoto and Anglum from Bioventus and with representatives of Perella Weinberg, with Messrs. Vizirgianakis and Anglum attending via telephone. The parties discussed anticipated timing for reaching agreement on the merger agreement and voting agreements, and the parties’ communications that they would propose to issue if the parties could favorably conclude their discussions on the merger agreement. The parties acknowledged that material issues remained outstanding, including Misonix’s request for a collar on the exchange ratio and an ability to terminate the merger agreement to accept a superior proposal.

Later on July 26, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. Representatives of J.P. Morgan reported that Company C had held its internal strategic development committee meeting to consider Company C’s due diligence conducted on Misonix, including the lab tests of Misonix’s neurosurgery products. While the lab results were reported as being positive, Company C had developed an internal concern that owning Misonix’s TheraSkin product (a biologically active human skin allograft) could create unacceptable liability for Company C. The representatives of J.P. Morgan reported that this view was based on Company C’s anecdotal experience with an allograft previously owned by Company C that had resulted in significant litigation for Company C. As a result, Company C indicated that it would not be prepared to acquire all of Misonix at this time. The representatives of J.P. Morgan noted that Company C had instead inquired whether Misonix would be interested in completing a sale of assets relating to its surgical business, while retaining its wound care business. Mr. Vizirgianakis then reported that he had received a similar call from his primary contact at Company C and, although Mr. Vizirgianakis had distinguished Misonix’s Theraskin product from the product of concern to Company C, his contact at Company C made clear that significant internal discussion over an extended period of time would be required for Company C to change its view and, in the contact’s view, there was a high degree of risk that a change in view would not be possible. During the Misonix board meeting, a representative from J.P. Morgan received a call from Company C. Upon returning to the meeting, he reported that Company C had not changed its view and was not making an offer at that time, but had indicated that, if Company C were to change its view and if Company C received further requisite internal approvals, which would not be available in the near term, Company C might be able to offer an asset purchase transaction that valued Misonix’s surgical business up to as much as $30.00 per share of Misonix common stock. The Misonix board engaged in a lengthy discussion of the feasibility of a potential transaction with Company C under the structure proposed by Company C. During this discussion, the Misonix board discussed with representatives of J.P. Morgan and Jones Day (a) potential structures for a sale of Misonix’s surgical business to Company C, including a direct sale of assets or a potential spin-off of Misonix’s wound care business to Misonix’s stockholders and sale of the remaining portion of Misonix to Company C, (b) the potential benefits and risks associated with such structures, the perceived tax implications of such structures, and the value that could be obtained for Misonix stockholders if such transactions were successfully structured, negotiated and completed based on the preliminary value indicated by Company C, (c) the further internal approvals that Company C would need to obtain to complete a transaction, the potential timing of such approvals and the risk that such approvals would not be obtained, (d) the fact that an asset sale would require the identification of assets to be sold, the negotiation of representations and warranties relating to an asset sale, indemnification arrangements customary for an asset sale and other terms that were very different than those reflected in the proposed definitive merger agreement that Misonix had provided to Company C, and (e) the fact that none of these terms had been discussed with Company C and the resultant risk that such terms may not be acceptable to Misonix when or if ultimately proposed by Company C. The Misonix board and management also concluded that the recent indication regarding Misonix’s surgical business (provided by Company C during the course of the meeting) was highly speculative, not based on a full analysis of Misonix by Company C, and therefore unlikely to ultimately materialize. The Misonix board then considered this new proposal in connection with the status of negotiations with Bioventus. A representative of Jones Day informed the Misonix board that Bioventus continued to resist any collar on the exchange ratio or any arrangement that would provide Misonix stockholders protection against a potential decline in Bioventus’ stock price between the announcement and closing of a transaction (but that Bioventus would increase its proposed exchange ratio to provide value at signing equal to $27.50 per share of Misonix common stock), that Bioventus continued to require that Misonix not have the ability to terminate a merger agreement to accept a superior proposal and that Bioventus continued to seek a termination fee equal to 4.25% of Misonix’s equity value. The representative of Jones Day indicated that if these issues could be resolved, it was likely that Misonix’s and Bioventus’ respective management and advisors could prepare the necessary documentation and communication materials to sign a definitive agreement within the next few days. At the conclusion of this discussion, the Misonix board determined that (i) pursuing a transaction with Company C would require complex structuring, (ii) a transaction with Company C would require the negotiation of terms that had not yet been proposed by Company C and may be unacceptable to Misonix, (iii) Company C may not receive the internal approvals it would need to pursue a transaction with Misonix in a timely manner or at all, and (iv) if Misonix delayed entering into a transaction with Bioventus to pursue a transaction with Company C, there was a significant likelihood that Bioventus would no longer be willing to enter into a transaction with Misonix if the transaction with Company C did not materialize. At the conclusion of this discussion, the Misonix board determined that Misonix should terminate discussions with Company C and continue discussions of a potential transaction with Bioventus. The Misonix board instructed representatives of J.P. Morgan and Jones Day to convey to Bioventus that the Misonix board would support a transaction with Bioventus if (i) Bioventus increased the value of the merger consideration in its offer, (ii) Bioventus would allow Misonix to terminate the merger agreement to accept a superior proposal and (iii) the termination fee payable under the circumstances set forth in the proposed merger agreement was lowered to 3.5% of Misonix’s equity value. The Misonix board further indicated that, on this basis, it would be willing to forego its request that Bioventus provide a collar to protect against a decline in value of the merger consideration as a result of a decrease in Bioventus’ stock price between the signing of the merger agreement and completion of the transaction. The Misonix board made this determination based on its consideration, among other factors, of its perception of the short- and long-term value of the Bioventus class A common stock (including the view of Misonix’s management based on the Bioventus public Wall Street analyst financial projections that were previously provided) and that the anticipated mergers could likely be completed prior to the end of 2021.

On July 27, 2021, as directed by the Misonix board, representatives of J.P. Morgan and Jones Day contacted representatives of Perella Weinberg and Latham, respectively, to present the proposal approved by the Misonix board during its meeting of July 26, 2021.

Later on July 27, 2021, Mr. Reali contacted Mr. Vizirgianakis by telephone in response to the Misonix board’s proposal, as delivered by representatives of J.P. Morgan and Jones Day, on behalf of Misonix, earlier in the day. Mr. Reali informed Mr. Vizirgianakis that, in exchange for Misonix agreeing to forego a collar on the exchange ratio on the Bioventus class A common stock consideration, (a) Bioventus would agree to increase cash portion of its offer to $10.50 to provide aggregate value, at signing of the merger agreement, of $28.00 per share of Misonix common stock, (b) Bioventus and Misonix would need to agree on the appropriate exchange ratio to use to reflect this value, (c) Bioventus would allow Misonix to terminate the merger agreement to accept a superior proposal, and (d) Bioventus would not agree to a termination fee payable under the circumstances set forth in the proposed draft merger agreement of less than 4.0% of Misonix’s equity value. Mr. Reali emphasized that $28.00 per share of Misonix common stock was the highest price that Bioventus would be willing to pay for Misonix. Mr. Vizirgianakis agreed to take this revised proposal to the Misonix board at its meeting later in the day.

Also on July 27, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. Mr. Vizirgianakis provided an update on recent discussions with Mr. Reali and the terms of Bioventus’ revised proposal. After discussing this proposal, the Misonix board determined that it would still be willing to forego its request that Bioventus provide a collar to protect against a decline in value of the merger consideration. The representatives of Jones Day then discussed with the Misonix board their fiduciary duties in the context of the proposed transaction with Bioventus and reviewed the material terms of the transaction and the present draft of the merger agreement with the Misonix board. Thereafter, the Misonix board engaged in extensive discussion of the various terms and conditions, including open negotiation points, the status of discussions regarding the voting and support agreements and Bioventus’ continued request for significant stockholders of Misonix to enter into lock-up agreements pursuant to which they would agree to refrain from selling their shares of Bioventus class A common stock for a period of time following completion of the mergers. The representatives of J.P. Morgan reviewed with the Misonix board the mechanics of the merger consideration and various metrics for analyzing the value implied by the Bioventus class A common stock consideration and the implied value of the cash consideration to be paid in the mergers, but also noted for the Misonix board that the period for calculating the value weighted average price of Bioventus class A common stock had not yet been agreed with Bioventus. As part of the presentation, the representative of J.P. Morgan reviewed the increases in value offered by Bioventus as a result of Misonix’s negotiations with Bioventus during the process thus far.

Later on July 27 and early July 28, 2021, representatives of J.P. Morgan and Perella Weinberg conducted a series of calls to discuss the period for calculating the value weighted average price of Bioventus class A common stock. Following the discussions, representatives of Perella Weinberg, at the direction of the Bioventus board, confirmed that Bioventus would agree to calculate the exchange ratio for Bioventus class A common stock based on the seven-day volume weighted average share price of the Bioventus class A common stock ended on July 27, 2021.

On July 28, 2021, the Misonix board held a meeting, with management and representatives of Jones Day and J.P. Morgan attending. At this meeting, representatives of J.P. Morgan presented their financial analyses of the merger consideration, including both the cash component and the Bioventus class A common stock component of the merger consideration. The representatives of J.P. Morgan also informed the Misonix board that Bioventus agreed to calculate the exchange ratio for Bioventus class A common stock based on the seven-day volume weighted average share price of the Bioventus class A common stock ended on July 27, 2021. The representatives of Jones Day then discussed with the Misonix board their fiduciary duties in the context of the proposed transaction with Bioventus and presented the final material terms of the transaction and the current draft of the merger agreement. J.P. Morgan then delivered to the Misonix board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 29, 2021, to the effect that, as of that date and based on and subject to the considerations set forth in the written opinion, the merger consideration to be paid to holders of Misonix common stock in the proposed transaction was fair, from a financial point of view, to such holders, as more fully described below under “—Opinion of Misonix’s Financial Advisor”. After discussions, including as to the matters described below under “—Recommendation of the Misonix board of Directors; Misonix’s Reasons for the Merger,” the Misonix board unanimously: (i) determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Misonix and its stockholders; (ii) declared advisable, approved and authorized in all respects the merger agreement, the performance of Misonix of its obligations thereunder and the consummation of the transactions contemplated thereby, on the terms and subject to the conditions set forth in the merger agreement; and (iii) recommended that Misonix stockholders adopt the merger agreement. Simultaneously, the Misonix board approved and authorized in all respects the voting and support agreement between Misonix and certain significant stockholders of Bioventus.

On July 28, 2021, the Bioventus board held a meeting at which Bioventus management and representatives of Latham and Perella Weinberg were present. At this meeting, representatives of Perella Weinberg presented their financial analyses of the merger consideration and the principal terms of the potential transaction. Representatives of Latham then discussed that the definitive agreement had been fully negotiated, presented the final material terms of the transaction and discussed with the Bioventus board their fiduciary duties in connection with the proposed transaction. Perella Weinberg then delivered to the Bioventus board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated July 29, 2021, that as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the written opinion, the merger consideration to be paid by Bioventus was fair, from a financial point of view, to Bioventus, as more fully described under “Opinion of Bioventus’ Financial Advisor.” After discussions, including as to the matters described below under “—Recommendation of the Bioventus Board of Directors; Bioventus’ Reasons for the Merger,” the Bioventus board unanimously: (i) determined that the terms of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, are fair to and in the best interests of Bioventus and its stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers and the share issuance, each on the terms and subject to the conditions set forth in the merger agreement; and (iii) recommended that Bioventus stockholders approve the Bioventus share issuance proposal. Simultaneously, the Bioventus board approved and authorized in all respects the voting and support agreement between Bioventus and certain significant stockholders of Misonix.

During the course of the evening of July 28, 2021, representatives of Jones Day and Latham finalized the merger agreement, the voting and support agreements and the other ancillary documents contemplated thereby. During this period, representatives of Latham confirmed that Bioventus would not require the significant stockholders of Misonix to execute lock-up agreements in connection with the transactions. On July 29, 2021, representatives of Latham finalized and executed the debt commitment letter and related fee letter with legal counsel for Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, regarding Bioventus’ transaction financing to facilitate Bioventus’ entry into the merger agreement.

Later on July 29, 2021, following the final completion of the execution version of the merger agreement and the execution of the debt commitment letter and related fee letter, the Misonix board, upon reviewing the execution version of the merger agreement and all ancillary documents contemplated thereby, executed a unanimous written consent that unanimously: (i) determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Misonix and its stockholders; (ii) declared advisable, approved and authorized in all respects the merger agreement, the performance of Misonix of its obligations thereunder and the consummation of the transactions contemplated thereby, on the terms and subject to the conditions set forth in the merger agreement; and (iii) recommended that Misonix stockholders adopt the merger agreement.

Later on July 29, 2021, following the approval of the merger agreement and the merger by the Bioventus board and the Misonix board, Bioventus and Misonix executed the merger agreement, and on the afternoon of July 29, 2021, immediately following the close of trading, issued a joint press release announcing that they had entered into the merger agreement.

Recommendation of the Bioventus Board of Directors; Bioventus’ Reasons for the Merger

At a special meeting held on July 28, 2021, the Bioventus board unanimously: (i) determined that the terms of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, are fair to and in the best interests of Bioventus and its stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the mergers and the share issuance, each on the terms and subject to the conditions set forth in the merger agreement; and (iii) recommended that Bioventus stockholders approve the Bioventus share issuance proposal.

ACCORDINGLY, THE BIOVENTUS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BIOVENTUS STOCKHOLDERS VOTE “FOR” THE BIOVENTUS SHARE ISSUANCE PROPOSAL AND “FOR” THE BIOVENTUS ADJOURNMENT PROPOSAL.

As described under “—Background of the Merger,” in evaluating the merger agreement and the transactions contemplated thereby, including the merger and the share issuance, the Bioventus board held a number of meetings and consulted with Bioventus senior management and its outside legal and financial advisors. In reaching its decision to approve the merger agreement and to recommend that Bioventus stockholders vote to approve the Bioventus share issuance proposal, the Bioventus board considered a number of factors, including, but not limited to the following (which are not necessarily presented in order of their relative importance to the Bioventus board):

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Benefits of the Acquisition. The Bioventus board believe that the acquisition of Misonix enhances Bioventus’ leadership position in the medical device industry. Combining Bioventus’ and Misonix’s complementary technologies and markets is expected, taking into account publicly available information about other industry participants and management’s best view as to industry-related information that is not publicly available, to create an industry leading portfolio of clinically proven and cost-effective medical devices. In this regard, the Bioventus board noted:

•

Bioventus’ and Misonix’s complementary focus on innovative medical device technologies, and that the combined company will be able to offer a broad range of safe, effective and clinically proven medical devices;

•	that the combined company will have greater research and development resources, engineering expertise and technology, which will allow Bioventus to better serve customers and accelerate innovation;

•

that the combined company’s complementary product offerings and engineering and technical strengths will be aligned with important growth trends, such as cost effective and hardware agnostic products used in spinal surgeries and the movement of a patient from the hospital to the ASC to the physician office for the treatment of wounds;

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that the cultures of Bioventus and Misonix are strongly aligned, including shared values and commitment to innovation, execution and results orientation, and that this culture, along with Bioventus’ commitment to excellence, will accelerate high performance growth;

•	the expectation that the combined company will have increased financial strength and flexibility, with an estimated $400 million in combined revenue in the twelve month period prior to signing;

•	that the merger would immediately diversify Bioventus’ revenue streams and be accretive to Bioventus’ revenue growth rate, without taking into account expected synergies;

•

the expectation that the merger will create synergies of approximately $20 million by the end of the 2nd full year subsequent to closing, driven primarily by lower operating expenses and cost of goods sold; and

•	the expectation that the combined company will be well-capitalized with a stronger balance sheet.

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Exchange Ratio and Merger Consideration. The Bioventus board considered the relative favorability of the exchange ratio relative to the exchange ratios historically implied by the relative trading prices of Bioventus and Misonix common stock over various periods and relative to the current assessment of the valuation of each company and of the synergies and other benefits of the merger, in addition to:

•

the fact that, the maximum cash amount payable by Bioventus will be an amount equal to $10.50 multiplied by the number of outstanding shares of Misonix common stock shortly prior to the completion of the transaction, which as of September 1, 2021, the latest practicable date before the filing of this merger, would be $183.0 million;

•

the fact that, upon completion of the merger, Bioventus stockholders and former Misonix stockholders will own approximately 75% and 25%, respectively, of the combined company (based on fully diluted shares outstanding of the combined company);

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the oral opinion of Perella Weinberg, rendered to the Bioventus board on July 28, 2021, subsequently confirmed in a written opinion dated July 29, 2021, to the effect that, as of July 29, 2021, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Perella Weinberg in connection with the preparation of its opinion, the merger consideration to be paid by Bioventus pursuant to the merger agreement was fair, from a financial point of view, to Bioventus (which opinion is more fully described below under “—Opinion of Bioventus’ Financial Advisor—Opinion of Perella Weinberg” and is attached as Annex B hereto); and

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Other Factors Considered by the Bioventus Board of Directors. In addition to considering the factors described above, the Bioventus board considered the following additional factors that weighed in favor of the mergers:

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historical information concerning Bioventus’ and Misonix’s respective businesses, financial condition, results of operations, earnings, trading prices, technology positions, managements, competitive positions and prospects on stand-alone and forecasted combined bases; and

•

the current and prospective business environment in which Bioventus and Misonix operate, including international, national and local economic conditions and the competitive and regulatory environment, and the likely effect of these factors on Bioventus and the combined company.

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Terms of the Merger Agreement. The Bioventus board considered that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the merger agreement may be terminated, in its belief, are reasonable. The Bioventus board also reviewed and considered the conditions to the completion of the merger, and concluded that while the completion of the merger is subject to regulatory approval, such approval is likely to be satisfied on a timely basis.

The Bioventus board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement and the mergers, including:

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the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Bioventus or Misonix common stock, the then-current trading price of the shares of Bioventus class A common stock to be issued to holders of shares of Misonix common stock upon the consummation of the merger could be significantly higher than the trading price prevailing at the time the merger agreement was entered into;

•

the fact that the opinion of Perella Weinberg as to the fairness, from a financial point of view, of the merger consideration to be paid by Bioventus pursuant to the merger agreement, to Bioventus speaks only as of the date of such opinion and did not and will not take into account events occurring or information that has become available after such date, including any changes in the operations and prospects of Bioventus or Misonix, general economic, monetary, market and other conditions and other factors that may be beyond the control of Bioventus and Misonix and on which the fairness opinions were based, any of which may be material;

•	the risk that Misonix’s financial performance may not meet Bioventus’ expectations;

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the risk that the merger may not be completed or may be delayed despite the parties’ efforts, including the possibility that conditions to the parties’ obligations to complete the merger may not be satisfied, and the potential resulting disruptions to Bioventus’ and Misonix’s businesses;

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the potential length of the regulatory approval process and the possibility that governmental authorities might seek to require certain actions of Bioventus or Misonix or impose certain terms, conditions or limitations on Bioventus’ or Misonix’s businesses in connection with granting approval of the merger or might otherwise seek to prevent or delay the merger;

•

the potential challenges and difficulties in integrating the operations of Bioventus and Misonix and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated cost benefits of the merger, might not be realized or might take longer to realize than expected;

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the difficulties and challenges inherent in completing the merger and integrating the businesses, operations and workforce of Misonix with those of Bioventus and the possibility of encountering difficulties in achieving expected revenue growth and other non-cost synergies;

•	the possible diversion of management attention for an extended period of time during the pendency of the merger and, following closing, the integration of the two companies;

•	the substantial costs to be incurred in connection with the merger, including those incurred regardless of whether the merger is consummated;

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that Bioventus would be required to pay to Misonix a termination fee of $ $20,661,000 in the event the merger agreement were to be terminated in certain circumstances if the Bioventus board changes its recommendation;

•	the risk that Misonix stockholders may not approve the adoption of the merger agreement at the Misonix special meeting;

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the ability of the Misonix board, subject to certain conditions, to change its recommendation supporting the merger in response to a superior proposal or an intervening event other than a superior proposal, if the Misonix board determines that failure to take such action would reasonably be expected to be inconsistent with the Misonix board’s fiduciary duties to its stockholders under applicable laws;

•	the ability of the Misonix board, subject to certain conditions, to terminate the merger agreement in order to enter into a definitive agreement providing for a superior proposal; and

•	risks of the type and nature described under entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The Bioventus board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the merger outweighed the risks and uncertainties of the merger.

In addition, the Bioventus board was aware of and considered that Bioventus directors and executive officers would have the right to continued service for, employment by and the right to continued indemnification by the combined company. See “Interests of Bioventus’ Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors that the Bioventus board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Bioventus board considered. The Bioventus board collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Bioventus board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Bioventus board considered in connection with its evaluation of the merger, the Bioventus board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Bioventus board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of Bioventus’ consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Misonix Board of Directors; Misonix’s Reasons for the Merger

At a meeting held on July 29, 2021, the Misonix board unanimously: (i) determined that the terms of the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Misonix and its stockholders; (ii) declared advisable, approved and authorized in all respects the merger agreement, the performance by Misonix of its obligations thereunder and the consummation of the transactions contemplated thereby, on the terms and subject to the conditions set forth in the merger agreement; and (iii) recommended that Misonix stockholders adopt the merger agreement.

ACCORDINGLY, THE MISONIX BOARD UNANIMOUSLY RECOMMENDS THAT MISONIX STOCKHOLDERS VOTE “FOR” THE MISONIX MERGER PROPOSAL, “FOR” THE MISONIX COMPENSATION PROPOSAL AND “FOR” THE MISONIX ADJOURNMENT PROPOSAL.

As described under “—Background of the Mergers,” in evaluating the merger agreement and the transactions contemplated thereby, including the mergers, the Misonix board met numerous times to consider a potential transaction with Bioventus and consulted with Misonix’s senior management, its outside legal counsel and its financial advisor. In reaching its decision to approve the merger agreement and to recommend that Misonix stockholders vote to adopt the merger agreement, the Misonix board considered a number of factors, including, but not limited to the following (which are not necessarily presented in order of their relative importance to the Misonix board):

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the fact that the merger agreement provides for Misonix stockholders to receive, subject to the election described above and subject to proration, 1.6839 shares of Bioventus class A common stock or $28.00 in cash for each share of Misonix common stock held (the “merger consideration”);

•

the merger consideration offers strong value for shares of Misonix common stock, based on a consideration of factors including: Misonix’s current and anticipated business and operations, historical results of operations, financial and market position, strategic business plans and prospects of Misonix on a standalone basis, value of Misonix as an independent entity based on the Misonix board and management’s experience and knowledge of the industry, opportunities and risks and uncertainties in executing Misonix’s strategic plans, and current and historical trading prices of Misonix common stock, including that the merger consideration, calculated as of July 27, 2021 (the day prior to the Misonix board’s consideration of the transaction) and based on the volume weighted average price of Bioventus’ class A common stock price for the seven-day period ending on July 27, 2021 of $16.63, values Misonix at approximately $518 million in equity value, which is a level at which Misonix has never traded and may not be able to trade at in the near term, over an extended period of time, or at all;

•

the Misonix board’s belief that the increased merger consideration that Misonix was able to obtain as a result of negotiations with Bioventus was the highest price per share that Bioventus was willing to pay;

•

the premium of the merger consideration to the market trading price of Misonix common stock compared to comparable transactions, with the implied value of the merger consideration calculated as of July 27, 2021 (the day prior to the Misonix board of director’s consideration of the transaction) and based on the volume weighted average price of Bioventus’s class A common stock price for the seven-day period ending on July 27, 2021 of $16.63, representing premiums of approximately:

•	20% over Misonix common stock’s closing price of $23.30 on the Nasdaq on July 27, 2021;

•	23% over Misonix common stock’s volume weighted average price of $22.68 on the Nasdaq for the 30-day period ended July 27, 2021;

•	29% over Misonix common stock’s volume weighted average price of $21.65 on the Nasdaq for the 60-day period ended July 27, 2021; and

•	34% over Misonix common stock’s volume weighted average price of $20.92 on the Nasdaq for the 90-day period ended July 27, 2021;

•

the cash/stock election feature of the merger consideration, which offers Misonix stockholders the opportunity to participate post-closing in the potential growth and success of the combined company through the stock component of the merger consideration or to realize immediate and certain value for their investment through the cash component of the merger consideration, subject to a proration adjustment mechanism;

•	the strategic considerations of the mergers, including:

•	that Misonix’s stockholders would, to the extent they receive Bioventus class A common stock, benefit from being stockholders in a more risk-diversified business than Misonix currently maintains;

•

the opportunity to combine the complementary strengths of Misonix and Bioventus to broaden distribution access, expand complementary product and service offerings, increase the scale and breadth of each of Misonix’s and Bioventus’s distribution and sales capabilities as compared to remaining independent companies, and improve operating efficiency of the combined company’s businesses, which are expected to position the combined company to be a strong player across a range of care settings and specialties, including pain treatments, restorative therapies, surgical solutions and sports medicine;

•

that the strengths and increased size of the combined company would potentially cause Bioventus class A common stock to be afforded a higher valuation in the market that would benefit Misonix’s stockholders, to the extent they elect to receive Bioventus class A common stock as merger consideration;

•	the combined company would have a greater market capitalization and increased trading liquidity as compared to Misonix’s historical market capitalization and trading liquidity;

•

that Bioventus believes that the transaction will be accretive to its adjusted EBITDA in the first full year after completion of the mergers and accretive to its adjusted EBITDA margins by the second full year after completion of the mergers;

•	the assessment of the Misonix board and Misonix senior management of Bioventus’s business, prospects and strategic plan;

•

positive guidance from Bioventus regarding its anticipated future operating performance, and analysis of potential cost synergies that could cause Bioventus class A common stock to appreciate after the transactions close, which increase in price would benefit Misonix stockholders who become Bioventus stockholders in the mergers;

•

that the significant cash portion of the merger consideration would limit the impact of any decline in the trading price of Bioventus class A common stock on the aggregate value of the merger consideration;

•

the Misonix board’s expectation that the transaction will result in Misonix stockholders being able to participate in approximately $20 million of estimated run-rate cost synergies expected within two years of the completion of the mergers resulting from, among other things reduction of duplicative corporate costs and including public company expenses and general support, systems and infrastructure costs, as well as significant revenue synergies across the combined business through enhanced scale and cross-selling opportunities;

•	that two members of the Misonix board would be appointed to the Bioventus board and would be able to contribute to the future strategy and growth of the combined company’s business;

•

to the extent that the above-described or other factors cause the price of Bioventus class A common stock to appreciate over the period until the transaction closes, the value of the merger consideration would increase fractionally in equal proportion to the benefit of all Misonix stockholders to the extent they receive Bioventus class A common stock; and

•

the mixed stock and cash consideration would enable Misonix stockholders to have a significant ownership position in the combined company (expected to be approximately 25% of the combined company) and participate in the value and opportunities of the combined company after the mergers, including synergies and expected future growth;

•

the view of the Misonix board that the merger agreement was the product of arm’s length negotiations and contained customary terms and conditions for similar transactions, and its consideration of a number of other factors pertaining to the merger agreement, including:

•	the right of the Misonix board to terminate the merger agreement if the requisite stockholder vote for Misonix or Bioventus were not obtained, in each case after a vote on such approval was taken;

•	the limited scope of the closing conditions and the absence of a closing condition relating to Bioventus’s ability to finance its payment of the cash portion of the merger consideration;

•	the end date under the merger agreement upon which either party, subject to specified exceptions, can terminate the merger agreement, should provide sufficient time to consummate the mergers;

•

Misonix’s ability to specifically enforce Bioventus’s obligations under the merger agreement, including Bioventus’s obligation to consummate the mergers or to seek damages in the event of a willful and material breach of the merger agreement by Bioventus;

•	that the mergers are intended to qualify as a reorganization for U.S. federal income tax purposes;

•

that the merger agreement provides Misonix with sufficient operating flexibility between the signing of the merger agreement and the completion of the mergers to conduct its business in the ordinary course consistent with past practice; and

•

the unanimous approval of the merger agreement by the Misonix board, which consists of a majority of independent directors who are not affiliated with Bioventus and are not employees of Misonix or any of its subsidiaries, and which retained and received advice from Misonix’s outside financial and legal advisors in evaluating, negotiating and recommending the terms of the merger agreement;

•

that based on a review of the terms of the merger agreement with Misonix’s outside legal advisors, and assuming the mergers are attractive to Misonix stockholders, there is a high likelihood of completing the mergers, particularly in light of the terms of the merger agreement and the conditions to completing the mergers (see the sections of this joint proxy statement/prospectus captioned “—Conditions to Completion of the Mergers” and “—Regulatory Approvals”). In making its determination, the Misonix board considered a number of factors, including:

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Bioventus is obliged to use reasonable best efforts to (1) complete the mergers and obtain the necessary approvals and clearances required to complete the mergers as promptly as reasonably practical, and (2) resolve impediments or objections, if any, asserted by any governmental authority with respect to the mergers under antitrust laws (including divestitures or behavioral remedies), except for such remedies that would reasonably be expected to have a material adverse effect on the results of operations of Misonix or a material adverse effect on the results of operations of Bioventus, where, for purposes of determining whether an effect is or would be materially adverse to the results of operations of Bioventus, Bioventus will be deemed to be the same size (in operations and from a financial point of view) as Misonix;

•

the voting and support agreement entered into in favor of Misonix by EW Healthcare Partners Acquisition Fund, L.P., White Pine Medical, LLC, Smith & Nephew, Inc., Smith & Nephew USD Ltd and AMP-CF Holdings, LLC as to approximately 67.4% of Bioventus shares; and

•	Bioventus may not terminate the merger agreement to take a superior proposal or in response to an intervening event;

•

that the mergers are expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as amended, and the rules and regulations promulgated thereunder, generally resulting in the mergers being tax-free to Misonix stockholders to the extent they receive Bioventus class A common stock pursuant to the mergers and taxable to holders of Misonix stockholders to the extent they receive cash consideration;

•

the oral opinion that J.P. Morgan, Misonix’s financial advisor gave to the Misonix board on July 28, 2021, subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion addressed to the Misonix board dated July 29, 2021, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations undertaken by J.P. Morgan in preparing its opinion, the consideration to be paid to the Misonix stockholders pursuant to the merger agreement, was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinion of Misonix’s Financial Advisor, J.P. Morgan” of this joint proxy statement/prospectus;

•

that the Misonix board determined that entering into the merger agreement with Bioventus presents the best opportunity to maximize value for the Misonix stockholders, based on consultation with senior management and Misonix’s financial and legal advisors and an evaluation of alternative transactions (including maintaining the status quo). In making its determination, the Misonix board considered a number of factors, including:

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the Misonix board’s assessment of Misonix’s business and operations, historical results of operations, financial prospects and conditions, and the determination that continued operation of Misonix on a standalone basis was not likely to produce, on a risk-adjusted basis, more value for Misonix stockholders than the merger consideration offered by Bioventus;

•

the potential to create meaningful business opportunities and favorable market valuation effects for Bioventus as a result of combining with Misonix, from which Misonix stockholders would have the opportunity to benefit (in proportion for all Misonix stockholders to the extent reflected in the price performance of Bioventus class A common stock prior to the closing, and thereafter fully reflected in the value of the merger consideration received in the form of Bioventus class A common stock that is retained by Misonix stockholders post-closing);

•

the fact that the merger consideration proposed by Bioventus included a fixed-share component, the value of which would be subject to market fluctuations from the announcement of any transaction until the closing of such transaction;

•

the possibility that a delay in executing a definitive merger agreement might lead to an increased risk of leaks and market rumors prior to execution, which might harm Misonix in the event that an agreement was not reached;

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the Misonix board’s assessment at the time of such determination of the relative certainty of being able to expeditiously execute a definitive merger agreement with Bioventus and the relative uncertainty of being able to execute a definitive merger agreement with Company C on a similar timeline or at all;

•

the risk of delaying the execution of a definitive merger agreement, including that potential market volatility associated with COVID or otherwise, might have a negative effect on the value of Misonix common stock and the perceived value of its business in the marketplace, and might affect Company C’s willingness to pursue a transaction; and

•

the possibility that Company C was no longer interested in pursuing an acquisition of Misonix, or that a transaction with Company C would be complicated, tax inefficient and may not be accomplished on favorable terms or at all;

•	the determination of the Misonix board that negotiating a potential transaction with Bioventus was most likely to result in the best transaction reasonably available for Misonix stockholders based on:

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Misonix’s process of reviewing strategic alternatives, including discussions with other potential bidders as part of its market check and discussions of reasons not to pursue other bidders, was appropriate;

•

among the prospective bidders, Bioventus was best positioned to provide the highest value of consideration to Misonix stockholders in light of Bioventus’s strategic interest and priorities and the expected business opportunities and favorable market valuation effects for Bioventus arising from the mergers (benefitting all Misonix stockholders to the extent reflected in the price performance of Bioventus class A common stock prior to the closing of the merger and thereafter benefitting those Misonix stockholders who receive all or a portion of the merger consideration in Bioventus class A common stock that they continue to hold post-closing);

•

the merger agreement provides the Misonix board the right to terminate the merger agreement to accept a superior proposal if the Misonix board determines that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties; and

•

the course of discussions and negotiations between Misonix and Bioventus resulted in improvement in the value of the consideration to be received by Misonix stockholders and the terms of the merger agreement, as compared with the initial proposal made by Bioventus;

•

the fact that, while Misonix’s business continues to present opportunities for growth, it has also become subject to increasing competitive pressures, a changing competitive landscape, and continuing as a standalone company will subject Misonix’s stockholders to 100% of Misonix’s execution risk.

In the course of its evaluation of the merger agreement and the mergers, the Misonix board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

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that Misonix is required to use its reasonable best efforts to call, hold and initially schedule a stockholder meeting within 45 days after the effectiveness of Bioventus’s registration statement in connection with the mergers (to the extent not a violation of law);

•

that Bioventus can terminate the merger agreement if the Misonix stockholder meeting is convened, a vote on the merger agreement is taken and the requisite approval of the Misonix stockholders is not obtained;

•

that Bioventus can terminate the merger agreement if the Misonix board changes its recommendation that stockholders approve the Misonix merger proposal, in which case Misonix will be obligated to pay the termination fee;

•

the possibility that a third party may be willing to enter into a strategic combination with Misonix on terms more favorable than the mergers and the potential that the no shop covenants and termination fees payable by Misonix under the merger agreement might deter alternative bidders that might have been willing to submit a superior proposal to Misonix, including the requirement that, if Misonix terminates the merger agreement under certain circumstances, Misonix may be required to pay Bioventus a termination fee of $20.7 million, or approximately 4% of transaction value, although the Misonix board believes that the termination fee is reasonable in amount, is customary and consistent with fees and provisions in comparable transactions and would not be preclusive of other offers;

•

that following receipt of the Misonix stockholder approval, the Misonix board would be unable to change its recommendation in response to a superior proposal or an intervening event or to terminate the merger agreement to accept a superior proposal;

•

the fact that the merger consideration in part consists of a fixed exchange ratio of shares of Bioventus class A common stock per share of Misonix common stock, the merger agreement does not provide for either any adjustment of such exchange ratio if the trading price of Bioventus class A common stock decreases or a value-based termination right to Misonix, and the value of the stock portion of the merger consideration at the closing will not be known at the time Misonix stockholders vote on the Merger Proposal, meaning that Misonix stockholders could be adversely affected to an unpredictable extent and the implied value of the merger consideration could decline if there is a decrease in the trading price of Bioventus class A common stock prior to the closing;

•

the fact that the right of Misonix stockholders to elect to receive the cash portion of the merger consideration or the stock portion of the merger consideration is subject to proration such that the amount of cash to be received by Misonix stockholders in the mergers will, in the aggregate, be equal to $10.50 per share of Misonix common stock outstanding as of 5:00 p.m. New York City time on the election deadline, 2021, meaning that on an aggregate basis the merger consideration payable by Bioventus will be equal to $10.50 and 1.0524 shares of Bioventus class A common stock per share of Misonix common stock outstanding as of 5:00 p.m. New York City time on the election deadline, 2021 and Misonix stockholders will in the aggregate be fully exposed to fluctuations in price of Bioventus class A common stock prior to the completion of the mergers;

•

the portion of the merger consideration being paid in cash would prevent Misonix stockholders from realizing the benefit of any increase in the trading price of Bioventus class A common stock during the pendency of the mergers;

•

the significant costs involved in connection with entering into the merger agreement and the transactions contemplated thereby, and the substantial time and effort of management required to complete the transactions contemplated by the merger agreement, which may disrupt Misonix’s business operations;

•

that the consummation of the mergers requires receipt of regulatory approvals and the risk that, notwithstanding Bioventus’s obligations with respect to obtaining regulatory approvals as set forth in the merger agreement, governmental entities may delay or fail to grant the required regulatory approvals or impose unfavorable terms or conditions on such approvals or that remedies implemented by Bioventus or Misonix to obtain regulatory approvals may adversely affect the business and financial results of the combined company;

•

the restrictions in the merger agreement on the conduct of Misonix’s business during the period prior to consummation of the mergers, including that Misonix is required to conduct its business in the ordinary course, subject to specific limitations, which could delay or prevent Misonix from undertaking business opportunities or strategic transactions that may arise and that, absent the merger agreement, Misonix might have pursued;

•	that certain of Misonix’s directors and executive officers may have interests in the mergers that may be different from, or in addition to, those of Misonix’s stockholders generally;

•

the possibility that the mergers might not be consummated, which may cause Misonix to be required to pay its own expenses associated with the merger agreement and the transactions contemplated thereby;

•	the possibility that the mergers might not be consummated, and the possible adverse effect of termination of the merger agreement on Misonix’s business or the trading price of Misonix common stock

•	the risks that, even though the Misonix stockholder approval has been obtained, other conditions to the parties’ obligations to complete the mergers may not be satisfied;

•

the effect of the public announcement of the merger agreement, including Misonix’s ability to attract and retain key personnel and to maintain client and distribution partner relations during the pendency of the transactions contemplated by the merger agreement, as well as the potential for litigation in connection with the mergers and the associated costs, burden and inconvenience involved in defending those proceedings;

•	the risk that Bioventus may not be able to obtain sufficient financing to pay the cash portion of the merger consideration;

•

the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated benefits of the mergers, including potential revenue synergies across the combined business, might not be realized or might take longer to realize than expected;

•

challenges inherent in the combination of two businesses of the size, scope and complexity of Misonix and Bioventus, including the potential for unforeseen difficulties in integrating operations, systems and employees and the potential impact of such difficulties on employees and relationships with existing and prospective customers, distribution partners, suppliers and other third parties;

•

the risk that Misonix may lose members of management and other key personnel following announcement of the transaction and may not be able to effectively replace such persons, which could adversely affect Misonix’s business during the period prior to consummation of the mergers or, if the mergers are not consummated, during the period prior to and after the termination of the merger agreement, as Misonix’s operations are largely dependent on the skill and experience of its management and key personnel;

•

for the portion of the merger consideration paid in Bioventus class A common stock and retained by Misonix stockholders following the closing of the transaction, the risk that Bioventus fails to provide holders of Bioventus class A common stock with acceptable returns;

•	the possibility that execution of Misonix’s standalone business plan or other strategic alternatives available to Misonix may have provided greater value to Misonix stockholders than the mergers;

•	the uncertainty as to whether soliciting potential purchasers of Misonix other than Bioventus would yield greater value to Misonix and its stockholders;

•	the possibility that a combination with Company C or another party may have provided greater value to Misonix stockholders than the mergers; and

•	risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The Misonix board believed that, overall, the potential benefits of the mergers to Misonix stockholders outweighed the risks and uncertainties of the mergers.

The foregoing discussion of factors considered by the Misonix board in reaching its conclusions and recommendation includes the principal factors considered by the Misonix board, but is not intended to be exhaustive and may not include all of the factors considered by the Misonix board, but includes the material factors considered by the Misonix board. In light of the variety of factors considered in connection with its evaluation of the mergers, the Misonix board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Misonix board viewed its decisions as being based on the totality of the factors and information it considered. Moreover, each member of the Misonix board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Misonix board based its recommendation on the totality of the information presented.

Opinion of Bioventus’ Financial Advisor

Opinion of Perella Weinberg

Bioventus retained Perella Weinberg to act as its financial advisor in connection with the mergers. Bioventus selected Perella Weinberg based on its qualifications, expertise and reputation and its knowledge of the business and affairs of Bioventus, Misonix and the industries in which Bioventus and Misonix conduct their respective businesses. Perella Weinberg and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On July 28, 2021, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Bioventus board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the per share merger consideration to be paid by Bioventus to the holders of shares of common stock of Misonix pursuant to the merger agreement was, as of the date of the opinion, fair, from a financial point of view, to Bioventus.

The full text of Perella Weinberg’s written opinion, dated July 29, 2021 which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached hereto as Annex B and is incorporated by reference herein. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Bioventus common stock or any other person as to how such person should vote or otherwise act with respect to the mergers or any other matter. Perella Weinberg’s opinion does not in any manner address the prices at which Misonix common stock or Bioventus common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the mergers to the holders of any class of securities, creditors or other constituents of Bioventus or Misonix or as to the underlying decision by any person to engage in the mergers or as to the relative merits of the mergers compared to alternative transactions or business strategies. Perella Weinberg provided its opinion for the information and assistance of the Bioventus board in connection with, and for the purposes of its evaluation of, the mergers. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•

reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Misonix and Bioventus, including equity research analyst reports;

•

reviewed certain publicly available financial forecasts relating to the business and financial prospects of Misonix, derived from a consensus of selected equity research analysts that were identified by Misonix’s management and discussed with Perella Weinberg by Misonix for use in Perella Weinberg’s analysis, as adjusted by Bioventus management, and which forecasts were extrapolated by the management of Bioventus for certain fiscal years (the “Adjusted and Extrapolated Misonix Street Forecasts”) and approved for Perella Weinberg’s use by Bioventus;

•

reviewed certain publicly available financial forecasts relating to the business and financial prospects of Bioventus, derived from a consensus of selected equity research analysts that were identified by Bioventus’s management, as adjusted by the management of Bioventus (the “Adjusted Bioventus Street Forecasts”), and approved for Perella Weinberg’s use by Bioventus;

•

reviewed certain internal financial statements, analyses and/or other financial and operating data relating to the business of Misonix and Bioventus, prepared by the management of Misonix and the management of Bioventus, respectively;

•	discussed the past and current business, operations, financial condition and prospects of Misonix with representatives of Misonix and Bioventus;

•	discussed the past and current business, operations, financial condition and prospects of Bioventus with representatives of Bioventus;

•	discussed with members of the senior managements of Misonix and Bioventus their assessment of the strategic rationale for, and the potential benefits of, the mergers;

•

reviewed certain estimates as to the amount and timing of certain cost savings anticipated by the management of Bioventus to result from the consummation of the mergers (the “Cost Savings”), as prepared by the management of Bioventus and approved for Perella Weinberg’s use by Bioventus;

•	compared the financial performance of Misonix and Bioventus with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the mergers with the publicly available financial terms of certain other transactions which Perella Weinberg believed to be generally relevant;

•	reviewed the historical trading prices for Misonix common stock and Bioventus common stock;

•	participated in discussions among representatives of Misonix and Bioventus and their respective advisors;

•	reviewed a draft of the merger agreement dated July 28, 2021; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

For purposes of its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of Bioventus that such information did not contain any material omissions or misstatements of material fact. At Bioventus’s direction, Perella Weinberg relied on the Adjusted and Extrapolated Misonix Street Forecasts, the Cost Savings and the Adjusted Bioventus Street Forecasts. With respect to the Adjusted and Extrapolated Misonix Street Forecasts and the Cost Savings, Perella Weinberg assumed, with Bioventus’s consent, that they had been reasonably prepared on bases reflecting the best then available estimates and good faith judgments of the management of Bioventus as to the matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. In that regard, Perella Weinberg was advised by Bioventus, and assumed, with Bioventus’s consent, that the Adjusted and Extrapolated Misonix Street Forecasts and Cost Savings were a reasonable basis upon which to evaluate the future financial performance of Misonix and Perella Weinberg used the Adjusted and Extrapolated Misonix Street Forecasts and Cost Savings in its analysis. Perella Weinberg further assumed, with Bioventus’s consent, that the Adjusted Bioventus Street Forecasts represented the best then available estimates as to the matters covered thereby.

In arriving at its opinion, Perella Weinberg did not make and was not provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Misonix or Bioventus, nor any of their respective subsidiaries. Perella Weinberg did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Misonix or Bioventus. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement, or the impact of the mergers thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg also assumed that the final executed merger agreement would not differ from the draft merger agreement reviewed by it in any respect material to its analysis, and that the mergers would be consummated in accordance with the terms set forth in the merger agreement, without modification, waiver or delay in any respect material to its analysis. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals for the mergers, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on Misonix, Bioventus or the contemplated benefits of the mergers, in each case, in any way material to its analysis. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Merger Consideration to be paid by Bioventus pursuant to the merger agreement. Perella Weinberg was not asked to, and it did not, offer any opinion as to any other term of the merger agreement or any other related document, the form, structure or financing of the mergers or the likely timeframe in which the mergers will be consummated. Perella Weinberg expressed no opinion with respect to the allocation of the cash election consideration and stock election consideration among the holders of Misonix common stock. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the mergers, or any class of such persons, relative to the merger consideration or otherwise. Perella Weinberg expressed no opinion as to the fairness of the mergers to the holders of any other class of securities, creditors or other constituencies of Bioventus or Misonix or as to the underlying decision by any person to engage in the mergers or as to the relative merits of the mergers compared to any alternative transactions or business strategies. Nor did Perella Weinberg express any opinion as to any tax or other consequences that may result from the transactions contemplated by the merger agreement or any related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood Bioventus had received such advice as it deemed necessary from qualified professionals.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing such opinion, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed with the Bioventus board in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Bioventus

Bioventus – Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for Bioventus with corresponding financial information, ratios and public market multiples for the following publicly held companies in the medical technology and devices industry, or the Selected Bioventus Publicly Traded Companies. Although none of the following Selected Bioventus Publicly Traded Companies is identical to Bioventus, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Bioventus in one or more respects, including operating in the medical technology and devices industry.

Selected Bioventus Publicly Traded Companies
Alphatec Holdings, Inc.
Anika Therapeutics, Inc.
Axogen, Inc.
CONMED Corporation
Globus Medical, Inc.
Integra LifeSciences Holdings Corporation
NuVasive, Inc.
Organogenesis Holdings Inc.
Orthofix Medical Inc.
SeaSpine Holdings Corporation
Surgalign Holdings, Inc.
Vericel Corporation

For each of the Selected Bioventus Publicly Traded Companies and Bioventus, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios. For each of the Selected Bioventus Publicly Traded Companies, Perella Weinberg based its calculations on company filings for historical information and median consensus third-party research estimates. For Bioventus, Perella Weinberg based its calculations on Bioventus filings and on the Adjusted Bioventus Street Forecasts.

With respect to Bioventus and each of the Selected Bioventus Publicly Traded Companies for which relevant data was available, Perella Weinberg reviewed enterprise value, or EV (calculated as equity value including all outstanding restricted stock units and stock options (whether vested or unvested), and with respect to stock options, using the treasury stock method, plus debt and net non-operating liabilities, less cash and cash equivalents), as of July 27, 2021, the day before Perella Weinberg rendered its oral opinion to the Bioventus board, as a multiple of 2021 and 2022 estimated revenue and as a multiple of 2021 and 2022 estimated adjusted EBITDA (calculated as earnings before interest, tax, depreciation and amortization). The results of these analyses are summarized in the following table:

EV/2021E and 2022E Revenue and EBITDA Multiples	EV/2021E revenue	EV/2022E revenue	EV/2021E Adj. EBITDA		EV/2022E Adj. EBITDA
Selected Bioventus Publicly Traded Companies
Alphatec Holdings, Inc.	9.0x	7.5x	NM	(1)	NM	(1)
Anika Therapeutics, Inc.	3.8x	3.3x	34.9x		24.1x
Axogen, Inc.	6.0x	5.3x	NM	(1)	NM	(1)
CONMED Corporation	4.9x	4.5x	24.3x		21.2x
Globus Medical, Inc.	9.1x	8.3x	26.4x		23.4x
Integra LifeSciences Holdings Corporation	4.8x	4.6x	19.4x		17.5x
NuVasive, Inc.	3.6x	3.4x	14.5x		13.2x
Organogenesis Holdings Inc.	4.5x	4.1x	28.6x		22.2x
Orthofix Medical Inc.	1.6x	1.5x	13.8x		11.2x
SeaSpine Holdings Corporation	3.7x	3.3x	NM	(1)	NM	(1)
Surgalign Holdings, Inc.	1.0x	0.9x	NM	(1)	NM	(1)
Vericel Corporation	21.3x	15.6x	NM	(2)	NM	(2)
Median	4.7x	4.3x	24.3x		21.2x
Bioventus	2.6x	2.3x	13.7x		11.7x

(1)	Multiple excluded from Perella Weinberg’s analysis because the relevant EBITDA value was negative and considered not meaningful, “NM”.
(2)	Multiple excluded from Perella Weinberg’s analysis because the figure was greater than 50.0x and considered not meaningful, “NM”.

Based on the multiples of enterprise value to estimated 2021 and 2022 revenue described above, Perella Weinberg’s analyses of the various Selected Bioventus Publicly Traded Companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied ranges of multiples of 3.75x to 6.00x to Bioventus’s estimated 2021 revenue and a range of multiples of 3.25x to 5.25x to Bioventus’s estimated 2022 revenue to derive ranges of estimated implied values per share of Bioventus common stock of approximately $24.36 to $42.03 per share (the “Bioventus 2021 Revenue Implied Value Range”) and approximately $23.61 to $41.12 per share (the “Bioventus 2022 Revenue Implied Value Range”).

Based on the multiples of enterprise value to estimated 2021 and 2022 EBITDA described above, Perella Weinberg’s analyses of the various Selected Bioventus Publicly Traded Companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 24.0x to 29.0x to Bioventus’s estimated 2021 EBITDA and a range of multiples of 21.0x to 24.0x to Bioventus’s estimated 2022 EBITDA to derive ranges of estimated implied values per share of Bioventus common stock of approximately $29.83 to $38.62 per share and approximately $30.66 to $37.48 per share, respectively. Perella Weinberg compared these ranges to the closing per share price of Bioventus common stock of $16.81 on July 27, 2021.

Perella Weinberg calculated an implied offer value per share of Misonix common stock by (i) multiplying each of the Bioventus 2021 Revenue Implied Value Range and the Bioventus 2022 Revenue Implied Value Range by 1.0524 and (ii) adding $10.50, representing the aggregate consideration to be paid for each share of Misonix common stock, to derive ranges of estimated implied offer values per share of Misonix common stock of approximately $36.14 to $54.74 per share (the “Bioventus 2021 Revenue Implied Offer Value Range”) and approximately $35.35 and $53.78 per share (the “Bioventus 2022 Revenue Implied Offer Value Range”).

Although the Selected Bioventus Publicly Traded Companies were used for comparison purposes, no business of any Selected Bioventus Publicly Traded Company was either identical or directly comparable to Bioventus’s business. Accordingly, Perella Weinberg’s comparison of the Selected Bioventus Publicly Traded Companies to Bioventus and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the Selected Bioventus Publicly Traded Companies and Bioventus.

Bioventus – Discounted Cash Flow Analysis

Perella Weinberg conducted a discounted cash flow analysis for Bioventus based on company filings and the Adjusted Bioventus Street Forecasts to derive a range of implied enterprise values for Bioventus by:

•

calculating the present value as of July 27, 2021 of the estimated standalone unlevered free cash flows (calculated as adjusted operating income after taxes, plus depreciation, minus capital expenditures, and adjusting for changes in net working capital) that Bioventus could generate for the second half of calendar year 2021 and the complete calendar years 2022 through 2025 using discount rates ranging from 7.75% to 8.75% based on estimates of the weighted average cost of capital of Bioventus derived using the CAPM, and

•

adding the present value as of July 27, 2021 of the terminal value of Bioventus at the end of calendar year 2025 using perpetuity growth rates ranging from 3.0% to 4.0% and using discount rates ranging from 7.75% to 8.75%.

Perella Weinberg estimated the range of perpetuity growth rates utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation.

Perella Weinberg used discount rates ranging from of 7.75% to 8.75% derived by the application of the CAPM, which takes into account certain company-specific metrics, including Bioventus’s target capital structure, the cost of long-term debt and forecasted tax rate, and Bioventus’s unlevered beta as estimated with reference to the Bioventus Selected Publicly Traded Companies’ predicted betas, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived a range of implied equity values for Bioventus. To calculate the implied equity value from the implied enterprise value, Perella Weinberg added cash and cash equivalents and subtracted debt and net non-operating liabilities. Perella Weinberg calculated implied equity value per share by dividing the implied equity value by fully diluted shares (derived by using the treasury stock method based on values implied using perpetuity growth rates ranging from 3.0% to 4.0% and using discount rates ranging from 7.75% to 8.75%). This analysis resulted in a range of implied values per share of Bioventus common stock of approximately $22.52 to $33.99 per share (the “Bioventus DCF Implied Value Range”). Perella Weinberg compared this range to the closing price per share of Bioventus common stock of $16.81 on July 27, 2021. Perella Weinberg calculated an implied offer value per share of Misonix common stock by (i) multiplying the Bioventus DCF Implied Value Range by 1.0524 and (ii) adding $10.50, representing the consideration to be paid for each share of Misonix common stock, in the aggregate, to derive a range of estimated implied offer values per share of approximately $34.20 to $46.27 per share (the “Bioventus DCF Implied Offer Value Range”).

Misonix

Misonix – Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for Misonix with corresponding financial information, ratios and public market multiples for the following publicly traded companies in the medical technology and devices industry, or the Selected Misonix Publicly Traded Companies, and Bioventus. Although none of the Selected Misonix Publicly Traded Companies is identical to Misonix, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Misonix in one or more respects, including operating in the medical technology and devices industry.

Selected Misonix Publicly Traded Companies
Alphatec Holdings, Inc.
Anika Therapeutics, Inc.
Apyx Medical Corporation
Axogen, Inc.
CONMED Corporation
Globus Medical, Inc.
Integra LifeSciences Holdings Corporation
MiMedx Group, Inc.
NuVasive, Inc.
Organogenesis Holdings Inc.
PolarityTE, Inc.
Vericel Corporation

For each of the Selected Misonix Publicly Traded Companies and Bioventus, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings and median consensus third-party research estimates. For Misonix, Perella Weinberg based its calculations on company filings and the Adjusted and Extrapolated Misonix Street Forecasts. For Bioventus, Perella Weinberg based its calculations on company filings and the Adjusted Bioventus Street Forecasts. Perella Weinberg calculated the Misonix implied equity value as $518 million based on Bioventus’s seven-day VWAP of $16.6284 as of July 27, 2021.

With respect to each of the Selected Misonix Publicly Traded Companies and Bioventus, Perella Weinberg calculated the multiple of enterprise value, or EV, as of July 27, 2021, to estimated 2021 and 2022 revenue. Perella Weinberg calculated the same multiples for Misonix based upon Misonix’s closing price of $23.20 as of July 27, 2021. The results of these analyses are summarized in the following tables:

EV/2021E and 2022E Revenue Multiples	2021E	2022E
Selected Misonix Publicly Traded Companies
Alphatec Holdings, Inc.	9.0x	7.5x
Anika Therapeutics, Inc.	3.8x	3.3x
Apyx Medical Corporation	7.6x	5.5x
Axogen, Inc.	6.0x	5.3x
CONMED Corporation	4.9x	4.5x
Globus Medical, Inc.	9.1x	8.3x
Integra LifeSciences Holdings Corporation	4.8x	4.6x
MiMedx Group, Inc.	6.9x	6.3x
NuVasive, Inc.	3.6x	3.4x
Organogenesis Holdings Inc.	4.5x	4.1x
PolarityTE, Inc.	2.7x	16.4x
Vericel Corporation	21.3x	15.6x
Median	5.5x	5.4x
Bioventus	2.6x	2.3x
Misonix	5.5x	4.7x

Based on the multiples of enterprise value to estimated 2021 revenue and estimated 2022 revenue described above, Perella Weinberg’s analyses of the Selected Misonix Publicly Traded Companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied ranges of multiples of 4.50x to 9.00x to Misonix’s estimated 2021 revenue and a range of 4.50x to 7.50x to Misonix’s estimated 2022 revenue to derive ranges of implied per share equity values for Misonix of approximately $19.14 to $40.45 per share and approximately $22.31 to $39.50 per share, respectively. Perella Weinberg compared these ranges to the closing per share price of Misonix common stock of $23.30 on July 27, 2021, the Merger Consideration of $28.00 per share of Misonix common stock and the Bioventus 2021 Revenue Implied Offer Value Range and the Bioventus 2022 Revenue Implied Offer Value Range of approximately $36.14 to $54.74 per share and approximately $35.35 to $53.78 per share, respectively.

Although the Selected Misonix Publicly Traded Companies were used for comparison purposes, no business of any Selected Misonix Publicly Traded Company was either identical or directly comparable to Misonix’s business. Accordingly, Perella Weinberg’s comparison of the Selected Misonix Publicly Traded Companies to Misonix and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the Selected Misonix Publicly Traded Companies and Misonix.

Misonix –Discounted Cash Flow Analysis (Standalone)

Perella Weinberg conducted a discounted cash flow analysis for Misonix based on the Adjusted and Extrapolated Misonix Street Forecasts to derive a range of implied enterprise values for Misonix by:

•

calculating the present value as of July 27, 2021 of the estimated standalone unlevered free cash flows (calculated as adjusted operating income after taxes, plus depreciation, minus capital expenditures, and adjusting for changes in net working capital) that Misonix could generate for the second half of calendar year 2021 and the complete calendar years 2022 through 2031, as included in the Adjusted and Extrapolated Misonix Street Forecasts, using discount rates ranging from 8.5% to 9.5% based on estimates of the weighted average cost of capital of Misonix derived using the capital asset pricing model, or CAPM, and

•

adding the present value as of July 27, 2021 of the terminal value of Misonix at the end of calendar year 2031 using perpetuity growth rates ranging from 3.0% to 4.0% and using discount rates ranging from 8.5% to 9.5%.

Perella Weinberg estimated the range of perpetuity growth rates utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation.

Perella Weinberg used discount rates ranging from 8.5% to 9.5% derived by the application of the CAPM, which takes into account certain company-specific metrics, including Misonix’s target capital structure, the cost of long-term debt and forecasted tax rate, and Misonix’s unlevered beta as estimated with reference to the Misonix Selected Publicly Traded Companies’ predicted betas and on professional judgments made by Perella Weinberg, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise value, Perella Weinberg derived a range of implied equity values for Misonix. To calculate the implied equity value from the implied enterprise value, Perella Weinberg added cash and cash equivalents and subtracted debt. Perella Weinberg calculated implied equity value per share by dividing the implied equity value by fully diluted shares (derived by using the treasury stock method based on values implied by using perpetuity growth rates ranging from 3.0% to 4.0% and using discount rates ranging from 8.5% to 9.5%). This analysis resulted in a range of implied value per share of Misonix common stock of approximately $26.55 to $38.54 per share. Perella Weinberg compared this range to the closing per share price of Misonix common stock of $23.30 on July 27, 2021, the Merger Consideration of $28.00 per share, and the Bioventus DCF Implied Offer Value Range of approximately $34.20 to $46.27 per share.

Misonix—Discounted Cash Flow Analysis (Including Cost Savings)

Perella Weinberg conducted a discounted cash flow analysis for Misonix based on the Adjusted and Extrapolated Misonix Street Forecasts and the Cost Savings to derive a range of implied enterprise values for Misonix by:

•

calculating the present value as of July 27, 2021 of the estimated unlevered free cash flows (calculated as adjusted operating income after taxes, plus depreciation, minus capital expenditures, and adjusting for changes in net working capital) that Misonix could generate for the second half of the calendar year 2021 and the complete calendar years 2022 through 2031, as included in the Adjusted and Extrapolated Misonix Street Forecasts, using discount rates ranging from 8.5% to 9.5% based on estimates of the weighted average cost of capital of Misonix derived using the capital asset pricing model, or CAPM, and

•

adding the present value as of July 27, 2021 of the terminal value of Misonix at the end of calendar year 2031 using perpetuity growth rates ranging from 3.0% to 4.0% and using discount rates ranging from 8.5% to 9.5%, and

•	adding the present value as of July 27, 2021 of the cost savings and related cash flows.

Perella Weinberg estimated the range of perpetuity growth rates utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation.

Perella Weinberg used discount rates ranging from 8.5% to 9.5% derived by the application of the CAPM, which takes into account certain company-specific metrics, including Misonix’s target capital structure, the cost of long-term debt and forecasted tax rate, and Misonix’s unlevered beta as estimated with reference to the Misonix Selected Publicly Traded Companies’ predicted Barra betas and on professional judgments made by Perella Weinberg, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived a range of implied equity values for Misonix. To calculate the implied equity value from the implied enterprise value, Perella Weinberg added cash and cash equivalents and subtracted debt. Perella Weinberg calculated implied equity value per share by dividing the implied equity value by fully diluted shares (derived by using the treasury stock method based on values implied by using perpetuity growth rates ranging from 3.0% to 4.0% and using discount rates ranging from 8.5% to 9.5%). This analysis resulted in a range of implied value per share of Misonix common stock of approximately $42.28 to $60.62 per share. Perella Weinberg compared these range to the closing per share price of Misonix common stock of $23.30 on July 27, 2021 and the Merger Consideration of $28.00 per share, and the Bioventus DCF Implied Offer Value Range of approximately $34.20 to $46.27 per share.

Selected Transactions Analysis

Using publicly available information, Perella Weinberg reviewed the financial terms of nineteen selected precedent transactions, or the Selected Transactions, involving companies that operated in, or were exposed to, the medical technology and devices industry. Perella Weinberg selected these transactions in the exercise of its professional judgment and experience because Perella Weinberg deemed them to be most similar in size, scope and impact on the industry to Misonix or otherwise relevant to the mergers.

For each of the Selected Transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as (i) a multiple of revenue over the last twelve months, referred to as LTM Revenue, publicly reported prior to or at the announcement of the transaction, referred to as EV/LTM Revenue and (ii) a multiple of revenue over the next twelve months, referred to as NTM Revenue, publicly reported prior to or at the announcement of the transaction, referred to as EV/NTM Revenue. The following table lists the Selected Transactions and summarizes the observed EV/LTM Revenue and EV/NTM Revenue multiples:

Announcement Date	Target	Acquiror	EV/LTM Revenue Multiple		EV/NTM Revenue Multiple
March 2021	Lumenis Ltd. (Surgical Business)	Boston Scientific Corporation	N/A		5.4x	(1)
January 2021	Preventice Solutions, Inc.	Boston Scientific Corporation	7.8x	(2)	N/A
January 2021	Cantel Medical	Steris plc	4.3x		3.9x
December 2020	BioTelemetry, Inc.	Koninklijke Philips N.V.	6.2x		5.3x
December 2020	ACell, Inc.	Integra LifeSciences Holdings Corporation	4.0x	(3)	N/A
October 2020	Key Surgical	Steris plc	N/A		5.0x	(4)
July 2020	Medicrea International	Medtronic plc	7.6x		7.3x
January 2020	Arthrosurface, Inc.	Anika Therapeutics, Inc.	3.4x	(5)	N/A
November 2019	Wright Medical Group N.V.	Stryker Corporation	5.8x		5.5x
July 2019	Hu-Friedy Manufacturing Co., LLC	Cantel Medical	3.6x	(6)	N/A
May 2019	Vertiflex, Inc.	Boston Scientific Corporation	18.0x	(7)	9.4x	(7)
March 2019	MyoScience, Inc.	Pacira Pharmaceuticals Inc.	40.3x	(8)	N/A
December 2018	Buffalo Filter LLC	CONMED Corporation	8.3x		7.6x
August 2018	Cartiva, Inc.	Wright Medical Group N.V.	18.0x		12.4x
December 2017	Entellus Medical, Inc.	Stryker Corporation	8.2x		6.3x
October 2017	Jotec GmbH	CryoLife, Inc.	4.4x		3.8x
June 2017	Novadaq Technologies Inc.	Stryker Corporation	7.8x		6.0x
February 2017	ZELTIQ Aesthetics, Inc.	Allergan plc	6.8x		5.9x
February 2016	Sage Products LLC	Stryker Corporation	6.5x	(9)	N/A
Mean			9.5x		6.4x
Median			6.8x		5.9x

(1)	NTM calculated using expected 2021 revenues.

(2)	Transaction value includes the approximately 22% of Preventice Solutions already owned by Boston Scientific Corporation; LTM calculated using 2020 revenues.
(3)	Transaction value includes $300 million upfront and a $100 million earnout; LTM revenue calculated as of March 31, 2020, the latest date for which filings were available.
(4)	Transaction value includes approximately $40 million of tax benefit; NTM calculated using expected 2020 revenues.
(5)	Transaction value includes $60 million upfront and a $40 million earnout; LTM calculated using expected 2019 revenues.
(6)	Transaction value includes $50 million of milestone payments and $100 million of tax benefits.
(7)	Transaction value includes $465 million upfront and a $100 million earnout; LTM revenue uses 2018 revenues; NTM Revenue calculated using expected 2019 revenues.
(8)	Transaction value includes $120 million upfront and a $100 million earnout.
(9)	Transaction value includes $500 million of tax asset.

Based on the multiples of enterprise value to LTM Revenue described above, Perella Weinberg’s analyses of the various Selected Transactions and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 4.50x to 8.50x to Misonix’s revenue for the last twelve months as of June 30, 2021 to derive a range of implied equity values per share of Misonix of approximately $17.75 to $35.20. Perella Weinberg compared these ranges to the closing per share price of Misonix common stock of $23.30 on July 27, 2021 and the Merger Consideration of $28.00 per share. Based on the multiples of enterprise value to NTM Revenue described above, Perella Weinberg’s analyses of the various Selected Transactions and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 4.00x to 6.50x to Misonix’s NTM Revenue as of June 30, 2021 in the Adjusted and Extrapolated Misonix Street Forecasts to derive a range of implied equity values per share of Misonix of approximately $18.51 to $31.53. Perella Weinberg compared these ranges to the closing per share price of Misonix common stock of $23.30 on July 27, 2021 and the Merger Consideration of $28.00 per share.

Although the Selected Transactions were used for comparison purposes, none of the Selected Transactions nor the companies involved in them was either identical or directly comparable to the transaction, Misonix or Bioventus.

Additional Information

Perella Weinberg observed additional information that was not considered part of Perella Weinberg’s financial analysis with respect to its opinion, but which was noted as reference data for the Bioventus board, including the following:

Historical Stock Trading. Perella Weinberg reviewed the closing prices of Bioventus and Misonix common stock on the Nasdaq for the 52 weeks ended on July 27, 2021. Perella Weinberg observed that during such period, the closing trading price per share of Bioventus common stock ranged from $10.74 to $19.94 per share, as compared to the closing per share price of Bioventus common stock of $16.81 on July 27, 2021, and the closing trading price per share of Misonix common stock ranged from $11.04 to $24.42 per share, as compared to the closing per share price of Misonix common stock of $23.30 on July 27, 2021 and the cash election consideration of $28.00 per share.

Equity Research Analyst Price Targets. Perella Weinberg reviewed and analyzed recent publicly available third-party research analyst price targets for the Bioventus and Misonix common stock. Based on this review, Perella Weinberg noted that the range of recent equity analyst price targets for the shares of Bioventus common stock ranged from a low of $19.00 to a high of $23.00 per share, as compared to the closing per share price of Bioventus common stock of $16.81 on July 27, 2021, and the recent equity analyst price targets for the shares of Misonix common stock, $23.00 per share, as compared to the closing price per share of Misonix common stock of $23.30 on July 27, 2021 and the cash election consideration of $28.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Bioventus common stock or Misonix common stock. Further, these estimates are subject to uncertainties, including the future financial performance of Bioventus and Misonix and future financial market conditions. However, these estimates provided general reference points which enabled Perella Weinberg to compare such estimates with the closing price per share on July 27, 2021 of Bioventus common stock and Misonix common stock of $16.81 and $23.30, respectively, and the cash election consideration of $28.00 per share.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Misonix, Bioventus or the mergers.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Bioventus board as to the fairness, from a financial point of view, as of the date of such opinion, of the Merger Consideration to Bioventus. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the Adjusted and Extrapolated Misonix Street Forecasts, the Cost Savings and the Adjusted Bioventus Street Forecasts, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of Bioventus, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by Bioventus management or third parties.

As described above, the opinion of Perella Weinberg to the Bioventus board was one of many factors taken into consideration by the Bioventus board in making its determination to approve the merger. Also, as discussed above, Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Bioventus common stock or any other person as to how such person should vote or otherwise act with respect to the merger or any other matter and does not in any manner address the prices at which Misonix common stock or Bioventus common stock will trade at any time.

Perella Weinberg has acted as financial advisor to Bioventus in connection with the mergers and pursuant to the terms of the engagement letter between Perella Weinberg and Bioventus, dated July 21, 2021, Bioventus agreed to pay Perella Weinberg $1.5 million upon the delivery of Perella Weinberg’s opinion (which amount would have become payable if Perella Weinberg had determined that it was not able to deliver its opinion), and has agreed to pay Perella Weinberg an additional fee of $3.5 million upon the closing of the mergers. In addition, Bioventus agreed to reimburse Perella Weinberg for certain reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities that may arise out of its engagement by Bioventus and the rendering of its opinion.

Except in connection with Perella Weinberg’s engagement as financial advisor to Bioventus in connection with the mergers, during the two year period prior to the date hereof, no material relationship existed between Perella Weinberg and its affiliates, on the one hand, and Bioventus, Misonix or any of their respective affiliates, on the other hand, pursuant to which Perella Weinberg or its affiliates have received or anticipate receiving compensation. However, Perella Weinberg and its affiliates in the future may provide investment banking and other financial services to Bioventus and/or Misonix and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its account or the accounts of clients, in debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Bioventus, Misonix or their respective affiliates.

Opinion of Misonix’s Financial Advisor

Opinion of JP Morgan Securities

Pursuant to an engagement letter, Misonix retained J.P. Morgan as its financial advisor in connection with a potential transaction involving a change of control of Misonix.

At the meeting of the Misonix board on July 28, 2021, J.P. Morgan rendered its oral opinion to the Misonix board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the merger consideration to be paid to the holders of Misonix common stock in the first merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its July 28, 2021 oral opinion by delivering its written opinion to the Misonix board, dated July 29, 2021, that, as of such date, the merger consideration to be paid to the holders of Misonix common stock in the first merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated July 29, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Misonix stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Misonix board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed first merger, was directed only to the merger consideration to be paid to the holders of Misonix common stock in the proposed first merger and did not address any other aspect of the proposed first merger. J.P. Morgan expressed no opinion as to the fairness of the merger consideration to the holders of any other class of securities, creditors or other constituencies of Misonix or as to the underlying decision by Misonix to engage in the proposed transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of Misonix as to how such stockholder should vote with respect to the Misonix merger proposal or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Misonix and Bioventus and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Misonix and Bioventus with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Misonix common stock and Bioventus class A common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Misonix relating to Misonix’s and Bioventus’ respective businesses, as well as the estimated amount and timing of the cost synergies expected by the management of Misonix to result from the proposed first merger; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Misonix and Bioventus with respect to certain aspects of the proposed first merger, and the past and current business operations of Misonix and Bioventus, the financial condition and future prospects and operations of Misonix and Bioventus, the effects of the first merger on the financial condition and future prospects of Misonix and Bioventus, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Misonix and Bioventus or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with Misonix, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Misonix or Bioventus under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Misonix projected cost synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Misonix management as to the expected future results of operations and financial condition of Misonix and Bioventus to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Misonix projected cost synergies) or the assumptions on which they were based and J.P. Morgan expressed no opinion with respect to any other financial projections relating to Misonix or Bioventus provided to J.P. Morgan by Misonix or Bioventus.

J.P. Morgan also assumed that the proposed first merger and the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and this joint proxy statement/prospectus. J.P. Morgan also assumed that the representations and warranties made by Misonix, Bioventus, Merger Sub I, and Merger Sub II in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and J.P. Morgan relied on the assessments made by advisors to Misonix with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the first merger will be obtained without any adverse effect on Misonix or Bioventus or on the contemplated benefits of the proposed first merger.

The projections furnished to J.P. Morgan were prepared by Misonix’s management as discussed more fully under “Misonix Management’s Unaudited Prospective Financial Information”, of this joint proxy statement/prospectus. Misonix does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed first merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Misonix’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Misonix Management’s Unaudited Prospective Financial Information” of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Misonix common stock in the proposed first merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed first merger to the holders of any other class of securities, creditors or other constituencies of Misonix or as to the underlying decision by Misonix to engage in the proposed first merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed first merger, or any class of such persons relative to the merger consideration to be paid to the holders of Misonix common stock in the proposed first merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Misonix common stock or the Bioventus class A common stock will trade at any future time.

The terms of the merger agreement, including the merger consideration, were determined through arm’s length negotiations between Misonix and Bioventus, and the decision to enter into the merger agreement was solely that of the Misonix board and the Bioventus board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Misonix board in its evaluation of the proposed first merger and should not be viewed as determinative of the views of the Misonix board or management with respect to the proposed first merger or the merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its oral opinion to the Misonix board on July 28, 2021 (subsequently confirmed in writing on July 29, 2021) and in the financial analysis presented to the Misonix board on July 28, 2021 in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Misonix board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses. In conducting its analyses, at the direction of Misonix’s management, J.P. Morgan used data included in, or calculated using, the Misonix Projections which are included in the section entitled “Misonix Management’s Unaudited Prospective Financial Information”. At the direction of Misonix’s management and in accordance with the instructions of Misonix’s management, J.P. Morgan used the Misonix Projections as the underlying data for certain of J.P. Morgan’s analyses as discussed in this summary of J.P. Morgan’s opinion.

Misonix Financial Analyses

Selected Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Misonix with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Misonix (or aspects thereof) based on J.P. Morgan’s experience and its familiarity with the industries in which Misonix operates. The companies selected by J.P. Morgan were:

•	ConvaTec Group plc;

•	Integra LifeSciences Holdings Corporation;

•	ConMed Corporation;

•	NuVasive, Inc.;

•	Avanos Medical, Inc.;

•	AxoGen, Inc.;

•	Orthofix Medical Inc.;

•	SurModics, Inc.;

•	Vapotherm, Inc.;

•	Anika Therapeutics, Inc.;

•	Intersect ENT, Inc.; and

•	Sientra, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of Misonix. However, certain of these companies may have characteristics that are materially different from those of Misonix. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Misonix.

Using publicly available information, J.P. Morgan calculated the firm value, which we refer to as the “FV,” for each of the selected companies (calculated as equity value, plus or minus, as applicable, net debt or net cash) as of July 27, 2021, as a multiple of the analyst consensus estimates of calendar year 2021 and 2022 revenues for the applicable company (which we refer to as the “FV/2021E Revenue Multiple” and “FV/2022E Revenue Multiple,” respectively). The results of this analysis are as follows:

	Equity Value ($ in millions)	Firm Value ($ in millions)	FV/ 2021E Revenue Multiple	FV/ 2022E Revenue Multiple
ConvaTec Group plc	7,305	8,288	4.1x	3.9x
Integra LifeSciences Holdings Corporation	6,111	7,452	4.9x	4.6x
ConMed Corporation	4,271	4,975	4.9x	4.5x
NuVasive, Inc.	3,487	4,298	3.6x	3.3x
Avanos Medical, Inc.	1,769	1,932	2.6x	2.5x
AxoGen, Inc.	875	839	6.3x	5.5x
Orthofix Medical Inc.	780	712	1.5x	1.5x
SurModics, Inc.	777	755	7.1x	6.3x
Vapotherm, Inc.	659	618	7.1x	6.3x
Anika Therapeutics, Inc.	609	546	3.8x	3.3x
Intersect ENT, Inc.	759	701	5.9x	4.9x
Sientra, Inc.	462	439	5.3x	4.6x
Median			4.9x	4.5x

Based on the results of this analysis and J.P. Morgan’s experience and professional judgment, J.P. Morgan selected a multiple reference range of 2.6x to 7.1x for FV/2021E Revenue and a multiple reference range of 2.5x to 6.3x for FV/2022E Revenue. J.P. Morgan then applied such reference ranges to Misonix’s revenue forecasts for the fiscal years ended June 30, 2021 and 2022 (as applicable) that were included in the Misonix Projections. The analysis indicated the following ranges of implied equity value per share for the Misonix common stock (rounded to the nearest $0.10):

	Implied Equity Value Per Share of Misonix common stock
	Low	High
FV/2021E Revenue	$11.20	$30.20
FV/2022E Revenue	$15.60	$38.20

J.P. Morgan compared the foregoing ranges of implied equity value per share for the Misonix common stock to the implied per share equity value of the merger consideration of $28.00 per share of Misonix common stock, calculated as of July 27, 2021. The implied per share equity value of the merger consideration of $28.00 as used throughout this summary of J.P. Morgan’s opinion was calculated based on the sum of (A) a cash portion of merger consideration equal to $10.50 per share, and (B) a stock portion of merger consideration equal to 1.0524 shares of Bioventus common stock, valued at the seven-day volume-weighted average price per share of Bioventus class A common stock of $16.63 on July 27, 2021. J.P. Morgan used this calculation for the implied value of the merger consideration throughout the Misonix Financial Analysis because regardless of whether Misonix stockholders elect to receive the cash merger consideration of $28.00 per share or the stock merger consideration of 1.6839 shares of Bioventus class A common stock for each share of their Misonix common stock, the aggregate cash paid by Bioventus in the first merger will be fixed at an amount equal to $10.50 multiplied by the number of shares of Misonix common stock outstanding on the election deadline and the cash and stock elections of the Misonix stockholders will be prorated such that this amount of cash is payable by Bioventus in the first merger.

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan reviewed selected transactions involving businesses which J.P. Morgan judged to be analogous to Misonix’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which Misonix operates. The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed first merger:

Target	Acquiror	Announcement Date
BioTelemetry, Inc.	Royal Philips	December 18, 2020
Wright Medical Group N.V.	Stryker Corporation	November 04, 2019
Buffalo Filter LLC	Conmed Corporation	December 13, 2018
K2M Group Holdings, Inc.	Stryker Corporation	August 30, 2018
The Spectranetics Corporation	Royal Philips	June 28, 2017
Vascular Solutions, Inc.	Teleflex Incorporated	December 02, 2016
LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	June 07, 2016
AngioScore Inc.	The Spectranetics Corporation	May 27, 2014
Given Imaging Ltd.	Covidien plc	December 08, 2013
Conceptus, Inc.	Bayer Healthcare LLC	April 29, 2013

None of the selected transactions reviewed was identical to the proposed first merger. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed first merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed first merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s revenue for the twelve-month period after the announcement, which we refer to as the “NTM,” of the applicable transaction, which we refer to as the “FV/NTM Revenue Multiple.” The results of this analysis are as follows:

Target	Acquiror	Target Company FV Implied in the Transaction ($ in millions)		FV/NTM Revenue Multiple of Target Company
BioTelemetry, Inc.	Royal Philips	2,706		5.4x
Wright Medical Group N.V.	Stryker Corporation	5,374		5.3x
Buffalo Filter LLC	Conmed Corporation	365		7.5x
K2M Group Holdings, Inc.	Stryker Corporation	1,311		4.3x
The Spectranetics Corporation	Royal Philips	2,035		6.6x
Vascular Solutions, Inc.	Teleflex Incorporated	972		5.3x
LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	1,031		5.1x
AngioScore Inc.	The Spectranetics Corporation	230		3.7x
Given Imaging Ltd.	Covidien plc	860		4.0x
Conceptus, Inc.	Bayer Healthcare LLC	1,106		6.7x
			Mean	5.4x
			Median	5.3x

Based on the above analysis, J.P. Morgan selected a FV/NTM Revenue Multiple reference range for Misonix of 3.7x to 7.5x. J.P. Morgan then applied such reference range to Misonix projected revenue for the twelve-month period ending December 31, 2021. The analysis indicated a range of implied equity values per share of Misonix common stock (rounded to the nearest $0.10), of $16.10 to $31.80, which J.P. Morgan compared to the implied per share equity value of the merger consideration of $28.00 per share of Misonix common stock, calculated as of July 27, 2021.

Discounted Cash Flow Analysis

Excluding synergies: Using the Misonix Projections, J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Misonix common stock (excluding cost synergies).

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

J.P. Morgan calculated the unlevered free cash flow that Misonix is expected to generate from July 1, 2021 through June 30, 2026 using the Misonix Projections. J.P. Morgan also calculated a range of terminal values for Misonix at the end of this period by applying perpetual growth rates ranging from 3.0% to 4.0%, based on guidance provided by Misonix’s management, to estimates of the unlevered free cash flow of Misonix (excluding cost synergies) during fiscal year ending June 30, 2026, as provided in the Misonix Projections. J.P. Morgan then discounted the unlevered free cash flow estimates (excluding cost synergies) and the range of terminal values to present value as of June 30, 2021 using discount rates ranging from 10.25% to 12.25%, which range was chosen by J.P. Morgan using its professional judgment and experience based upon its analysis of a weighted average cost of capital of Misonix ranging from 10.25% to 12.25%. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting Misonix’s net debt as of June 30, 2021. This analysis indicated a range of implied equity values for Misonix (excluding cost synergies), which

J.P. Morgan divided by the number of outstanding shares of Misonix common stock, calculated on a fully-diluted basis (determined using the treasury stock method), to derive a range of implied equity values per share of Misonix common stock (rounded to the nearest $0.10) of $18.50 to $28.60, which J.P. Morgan compared to the implied per share equity value of the merger consideration of $28.00 per share of Misonix common stock, calculated as of July 27, 2021.

Including synergies: J.P. Morgan also conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Misonix common stock including cost synergies using the Misonix Projections. J.P. Morgan calculated the unlevered free cash flow that the Misonix projected cost synergies were expected to generate from July 1, 2021 through December 31, 2025 as set forth in the Misonix Projections. J.P. Morgan calculated a range of terminal values for Misonix projected cost synergies at the end of this period by applying perpetual growth rates ranging from 0.0% to 1.0%, based on guidance provided by Misonix’s management, to estimates of the unlevered free cash flow of the Misonix projected cost synergies during the year ending December 31, 2025, as provided in the Misonix Projections. J.P. Morgan then discounted the unlevered free cash flow estimates of the Misonix projected cost synergies and the range of terminal values to present value as of June 30, 2021 using discount rates ranging from 10.1% to 12.1%, which range was chosen by J.P. Morgan using its professional judgment and experience based upon its analysis of a weighted average cost of capital of Misonix and Bioventus of 10.1% to 12.1%. This analysis indicated a range of implied equity values for Misonix projected cost synergies. J.P. Morgan then adjusted the range of implied equity values for Misonix excluding cost synergies, as calculated pursuant to J.P. Morgan’s discounted cash flow analysis described above, by adding 50% of the implied equity value of the Misonix projected cost synergies applying 0.0% perpetual growth rate and 11.1% discount rate. J.P. Morgan selected a 0.0% perpetual growth rate based on guidance provided by the Misonix’s management, and an 11.1% discount rate was selected by J.P. Morgan using its professional judgment and experience based upon its analysis of the weighted average cost of capital of Misonix and Bioventus of 10.1% to 12.1%. This analysis indicated the range of implied equity values for Misonix including cost synergies, which J.P. Morgan divided by the number of outstanding shares of Misonix common stock, calculated on a fully-diluted basis (determined using the treasury stock method), to derive a range of implied equity values per share of Misonix common stock (rounded to the nearest $0.10) of $23.50 to $33.60, which J.P. Morgan compared to the implied per share equity value of the merger consideration of $28.00 per share of Misonix common stock, calculated as of July 27, 2021.

Bioventus Financial Analyses

Selected Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Bioventus with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Bioventus (or aspects thereof) based on J.P. Morgan’s experience and its familiarity with the industries in which Bioventus operates. The companies selected by J.P. Morgan were:

•	Globus Medical, Inc.;

•	Hill-Rom Holdings, Inc.;

•	Integra LifeSciences Holdings Corporation;

•	ICU Medical, Inc.;

•	ConMed Corporation;

•	Merit Medical Systems, Inc.;

•	NuVasive, Inc.;

•	Medacta Group SA;

•	Avanos Medical, Inc.;

•	Orthofix Medical Inc.; and

•	Anika Therapeutics, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of Bioventus. However, certain of these companies may have characteristics that are materially different from those of Bioventus. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Bioventus.

Using publicly available information, J.P. Morgan calculated the FV for each of the selected companies as of July 27, 2021 as a multiple of the analyst consensus estimates of (i) calendar year 2021 revenues for the applicable company (which we refer to as the “FV/2021E Revenue Multiple”), (ii) calendar year 2022 revenues for the applicable company (which we refer to as the “FV/2022E Revenue Multiple”), (iii) calendar year 2021 earnings before interest, taxes, depreciation and amortization but after taking into account stock-based compensation expense, which we refer to as “Adjusted EBITDA,” for the applicable company (which we refer to as the “FV/2021E EBITDA Multiple”), and (iv) calendar year 2022 Adjusted EBITDA, for the applicable company (which we refer to as the “FV/2022E EBITDA Multiple”). The results of this analysis are as follows:

	Equity Value ($ in millions)	Firm Value ($ in millions)	FV/ 2021E Revenue Multiple	FV/ 2022E Revenue Multiple	FV/ 2021E EBITDA Multiple	FV/ 2021E EBITDA Multiple
Globus Medical, Inc.	8,808	8,410	9.1x	8.2x	26.1x	23.0x
Hill-Rom Holdings, Inc.	8,321	9,785	3.3x	3.2x	14.1x	13.6x
Integra LifeSciences Holdings Corporation	6,111	7,452	4.9x	4.6x	19.6x	17.1x
ICU Medical, Inc.	4,317	3,929	3.2x	3.1x	15.4x	13.5x
ConMed Corporation	4,271	4,975	4.9x	4.5x	23.7x	20.9x
Merit Medical Systems, Inc.	3,735	4,077	4.0x	3.8x	20.8x	18.7x
NuVasive, Inc.	3,487	4,298	3.6x	3.3x	14.3x	12.9x
Medacta Group SA	2,989	3,111	6.9x	6.0x	23.4x	19.6x
Avanos Medical, Inc.	1,769	1,932	2.6x	2.5x	17.1x	14.5x
Orthofix Medical Inc.	780	712	1.5x	1.5x	12.5x	11.1x
Anika Therapeutics, Inc.	609	546	3.8x	3.3x	35.0x	24.1x
Median			3.8x	3.3x	19.6x	17.1x

Based on the results of this analysis and J.P. Morgan’s experience and professional judgment, J.P. Morgan selected a multiple reference range of 1.5x to 4.9x for FV/2021E Revenue, a multiple reference range of 1.5x to 4.6x for FV/2022E Revenue, a multiple reference range of 12.5x to 35.0x for FV/2021E EBITDA, and a multiple reference range of 11.1x to 24.1x for FV/2022E EBITDA.

J.P. Morgan then applied such reference ranges to the revenue projections for the calendar years 2021 and 2022 (as applicable) included in Adjusted Bioventus Street Forecasts (based on the Bioventus financial projections). The analysis indicated the following ranges of implied equity value per share for the Bioventus common stock (rounded to the nearest $0.10), which J.P. Morgan compared to seven-day volume-weighted average price per share of Bioventus common stock of $16.63 on July 27, 2021.

	Implied Equity Value Per Share of Bioventus common stock
	Low	High
FV/ 2021E Revenue	$8.30	$31.10
FV/2022E Revenue	$9.50	$32.80
FV/2021E EBITDA	$14.50	$42.90
FV/2022E EBITDA	$15.10	$34.40

Discounted Cash Flow Analysis

Using the Adjusted Bioventus Street Forecasts, J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Bioventus class A common stock (excluding cost synergies).

J.P. Morgan calculated the unlevered free cash flow that Bioventus is expected to generate from July 1, 2021 through December 31, 2025 using the Adjusted Bioventus Street Forecasts (as set forth in the section entitled “Bioventus Management’s Unaudited Prospective Financial Information”, which were discussed with, and approved by Misonix’s management for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan also calculated a range of terminal values for Bioventus at the end of this period by applying perpetual growth rates ranging from 2.5% to 3.5%, based on guidance provided by Misonix’s management, to estimates of the unlevered free cash flow of Bioventus (excluding cost synergies) during year ending December 31, 2025, as provided in the Bioventus Projections. J.P. Morgan then discounted the unlevered free cash flow estimates (excluding cost synergies) and the range of terminal values to present value as of June 30, 2021 using discount rates ranging from 10.0% to 12.0%, which range was chosen by J.P. Morgan using its professional judgment and experience based upon its analysis of a weighted average cost of capital of Bioventus ranging from 10.0% to 12.0%. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting Bioventus’ net debt and non-controlling interests (which deduction was based upon Bioventus’ balance sheet filed May 13, 2021) as of June 30, 2021. This analysis indicated a range of implied equity values for Bioventus (excluding cost synergies), which J.P. Morgan divided by the number of outstanding shares of Bioventus common stock, calculated on a fully-diluted basis (determined using the treasury stock method), to derive a range of implied equity values per share of Bioventus class A common stock (rounded to the nearest $0.10) of $17.10 to $25.70, which J.P. Morgan compared to seven-day volume-weighted average price per share of Bioventus class A common stock of $16.63 on July 27, 2021.

Other Analyses

Relative Implied Exchange Ratio Analysis

J.P. Morgan compared the results for Misonix to the results for Bioventus with respect to the analyses referenced in the table below, assuming that Bioventus would pay 100% stock consideration in the proposed first merger. For each comparison, J.P. Morgan compared the highest equity value per share of Misonix common stock to the lowest equity value per share of Bioventus class A common stock to derive the range of exchange ratios implied by each pair of estimates. J.P. Morgan also compared the lowest equity value per share of Misonix common stock to the highest equity value per share of Bioventus class A common stock to derive the range of exchange ratios implied by each pair of estimates. The analysis indicated the following ranges of implied exchange ratios, which

J.P. Morgan compared to the exchange ratio of 1.6839 shares of Bioventus common stock for a share of Misonix common stock, based on merger consideration of $28.00 per share of Misonix common stock, calculated as of July 27, 2021, assuming 100% stock consideration in the proposed first merger.

Implied Exchange Ratio
	Low	High
Trading Multiples – Misonix FV/2021E Revenue / Bioventus FV/2021E EBITDA	0.2611x	2.0828x
Trading Multiples – Misonix FV/2022E Revenue / Bioventus FV/2022E EBITDA	0.4535x	2.5298x
Discounted Cash Flow(1)	0.7198x	1.6725x

(1)	Excluding cost synergies.

Intrinsic Value Creation Analysis

J.P. Morgan conducted an illustrative implied intrinsic value creation analysis, based on the Misonix Projections and the Bioventus Projections that compared the implied equity value of Misonix common stock derived from a discounted cash flow valuation on a standalone basis to the implied equity value attributable to the existing holders of Misonix common stock in the pro forma combined company.

J.P. Morgan determined the implied total equity value attributable to the existing holders of Misonix common stock in the pro forma combined company, which is referred to in this section entitled “Intrinsic Value Creation Analysis” as the implied value to holders of Misonix common stock, by calculating the sum of (i) (A) (1) the sum of the implied equity values of the Misonix common stock and the Bioventus class A common stock using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses (without cost synergies) for each company described above, plus (2) the estimated midpoint present value of the Misonix projected cost synergies pursuant to J.P. Morgan’s discounted cash flow analysis for the cost synergies described above, minus (3) the aggregate amount of cash consideration to be paid to holders of Misonix common stock based on $10.50 per share of cash consideration, multiplied by (B) the equity ownership percentage of the pro forma combined company attributable to the existing holders of Misonix common stock pursuant to the proposed first merger, and (ii) the aggregate amount of cash consideration to be paid to holders of Misonix common stock based on $10.50 per share of cash consideration. The analysis indicated that, on an illustrative basis, the merger created hypothetical incremental implied value of 47% to holders of Misonix common stock.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Misonix or Bioventus. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Misonix or Bioventus, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar to those of Misonix and Bioventus. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Misonix and Bioventus and the transactions compared to the proposed first merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Misonix with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Misonix, Bioventus and the industries in which they operate.

Pursuant to the terms of J.P. Morgan’s engagement letter with Misonix, for services rendered in connection with the merger, Misonix has agreed to pay J.P. Morgan a transaction fee of approximately $8 million, of which $1 million was payable by Misonix to J.P. Morgan in connection with J.P. Morgan’s delivery of its opinion, and the balance of which becomes payable upon the closing of the merger. In addition, Misonix has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Misonix, Bioventus and Bioventus LLC, an affiliate of Bioventus, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to Misonix in connection with its acquisition of Solsys Medical in September 2019, joint lead arranger and joint bookrunner on Bioventus LLC’s term loan and revolving line of credit in December 2019 and active bookrunner and stabilization agent on Bioventus’s IPO in February 2021. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Misonix and Bioventus. During the two-year period preceding delivery of its written opinion ended on July 29, 2021, the aggregate fees recognized by J.P. Morgan from Misonix were approximately $2 million and from Bioventus and its affiliate, Bioventus LLC, were approximately $3.25 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Misonix or Bioventus for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Bioventus Unaudited Financial Projections

Except for the annual guidance for fiscal year 2021, Bioventus does not normally publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. In connection with the merger, Bioventus management used certain publicly available financial forecasts relating to the business and financial prospects of Bioventus, derived from a consensus of selected equity research analysts concerning Bioventus for its 2021 through 2025 fiscal years, which Bioventus management adjusted for Bioventus’ revised guidance for the 2021 fiscal year and the assumed growth rate for the 2023 through 2025 fiscal years, as well as assumed rates of depreciation, stock-based compensation, tax, capital expenditures and change in net working capital. These projections are referred to as the “Adjusted Bioventus Street Forecasts.” Also in connection with the merger, Bioventus used certain publicly available financial forecasts relating to the business and financial prospects of Misonix, derived from a consensus of selected equity research analysts concerning Misonix for fiscal years 2021 and 2022, which Bioventus management extrapolated for fiscal years 2023 through 2031 and adjusted for several different factors including assumed rates of depreciation and stock-based compensation and to calendarize to a December year-end. These adjusted projections for the years ending December 2021 through December 2031 are referred to as the “Adjusted and Extrapolated Misonix Street Forecasts.” The Adjusted Bioventus Street Forecasts and the Adjusted and Extrapolated Misonix Street Forecasts were prepared for internal use only and were provided to the Bioventus board for the purposes of considering, analyzing and evaluating the merger. The Adjusted Bioventus Street Forecasts and Adjusted and Extrapolated Misonix Street Forecasts were also provided to Bioventus’ financial advisor, Perella Weinberg, in connection with rendering its fairness opinion to the Bioventus board and in performing the related analyses. The Adjusted Bioventus Street Forecasts were also provided to Misonix’s financial advisor, JP Morgan Securities. The Adjusted Bioventus Street Forecasts and the Adjusted and Extrapolated Misonix Street Forecasts, were prepared treating each of Bioventus and Misonix on a stand-alone basis, without giving effect to the transaction, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by the combined company as a result of the transaction, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. In connection with the transaction, Bioventus management also independently prepared certain estimates as to the amount and timing of certain cost savings anticipated by the management of Bioventus to result following the closing, which are referred to as the “Cost Savings” and are summarized under “—Certain Cost Savings.” These Cost Savings are not reflected in the financial projections prepared by Bioventus or by Misonix.

Summary of the Adjusted Bioventus Street Forecasts

The following table presents certain publicly available financial forecasts relating to the business and financial prospects of Bioventus, derived from a consensus of selected equity research analysts concerning Bioventus for its 2021 through 2025 fiscal years, which Bioventus management adjusted for Bioventus’ revised guidance for the 2021 fiscal year and the assumed growth rate for the 2023 through 2025 fiscal years, as well as assumed rates of depreciation, stock-based compensation, tax, capital expenditures and change in networking capital.

	Year Ending December
(in millions)	FY21E	FY22E	FY23E	FY24E	FY25E
Revenue	$413	$462	$525	$585	$644
Adjusted EBITDA(1)	79	92	102	127	147
Unlevered free cash flow(2)	51	53	57	74	89

(1)

Adjusted EBITDA, a non-GAAP financial measure, refers to earnings before interest, tax, depreciation and amortization, excluding the impact of stock-based compensation expense and other cash and non-cash items that Bioventus does not consider in its evaluation of ongoing operating performance.

(2)

Unlevered free cash flow, a non-GAAP financial measure, refers to Adjusted EBITDA less stock-based compensation, which is treated as a cash expense, less taxes, change in net working capital and capital expenditures.

Summary of the Adjusted and Extrapolated Misonix Street Forecasts

In addition, as described under “—Misonix Unaudited Financial Projections,” Bioventus management identified certain publicly available financial forecasts relating to the business and financial prospects of Misonix, derived from a consensus of selected equity research analysts concerning Misonix for fiscal years 2021 and 2022, which Bioventus management extrapolated for fiscal years 2023 through 2031 and adjusted for several different factors including assumed rates of depreciation and stock-based compensation and to calendarize to a December year-end.

	Year Ending December
(in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$80	$94	$110	$129	$151	$177
Adjusted EBITDA(1)	(3)	2	11	19	29	37
Unlevered free cash flow(2)	(9)	(4)	3	8	15	20

	Year Ending December
(in millions)	2027E	2028E	2029E	2030E	2031E
Revenue	$205	$232	$258	$283	$304
Adjusted EBITDA(1)	46	56	68	79	91
Unlevered free cash flow(2)	26	33	41	50	58

(1)

Adjusted EBITDA, a non-GAAP financial measure, refers to earnings before interest, tax, depreciation and amortization, excluding the impact of stock-based compensation expense and other cash and non-cash items that Bioventus does not consider in its evaluation of ongoing operating performance.

(2)

Unlevered free cash flow, a non-GAAP financial measure, refers to Adjusted EBITDA less stock-based compensation, which is treated as a cash expense, less taxes, change in net working capital and capital expenditures.

Important Information about the Adjusted Bioventus Street Forecasts and the Adjusted and Extrapolated Misonix Street Forecasts

Long-term forecasts or projections as to future performance, revenues, earnings or other results are subject to risks, due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty of the underlying assumptions and estimates. However, the Adjusted Bioventus Street Forecasts and Adjusted and Extrapolated Misonix Street Forecasts are being included in this joint proxy statement/prospectus to give stockholders access to certain non-public information provided to the Bioventus board and Bioventus’ financial advisor and to Misonix’s financial advisor for purposes of considering and evaluating the transaction. The inclusion of the Adjusted Bioventus Street Forecasts or the Adjusted and Extrapolated Misonix Street Forecasts should not be regarded as an indication that the Bioventus board, Bioventus, the Misonix board, Misonix, Perella Weinberg, J.P. Morgan Securities or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.

The accompanying Adjusted Bioventus Street Forecasts, Adjusted and Extrapolated Misonix Street Forecasts and the Cost Savings were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Bioventus management, were reasonably prepared on bases reflecting the best available estimates and good faith judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Bioventus or Misonix, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the Adjusted Bioventus Street Forecasts, Adjusted and Extrapolated Misonix Street Forecasts or the Cost

Savings. Although Bioventus management believes there is a reasonable basis for such projections and the Cost Savings, Bioventus cautions stockholders that future results could be materially different from the Adjusted Bioventus Street Forecasts and the Cost Savings. This summary of the Adjusted Bioventus Street Forecasts and the Cost Savings is not being included in this joint proxy statement/prospectus to influence any decision on whether to vote for the Bioventus share issuance proposal or the Misonix merger proposal, but rather because the Adjusted Bioventus Street Forecasts and the Cost Savings were shared between Bioventus and Misonix and provided to Bioventus’ and Misonix’s respective boards of directors and financial advisors for purposes of considering and evaluating the merger and the merger agreement. Bioventus’ independent registered public accounting firm, Grant Thornton LLP nor any other independent accountant, has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Adjusted Bioventus Street Forecasts and, accordingly, does not express an opinion or any other form of assurance with respect thereto.

The Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts and the Cost Savings are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts and the Cost Savings are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Bioventus management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, industry capital spending and unit production trends, competition and the risks discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” See also “Where You Can Find More Information.” The Adjusted Bioventus Street Forecasts, Adjusted and Extrapolated Misonix Street Forecasts and the Cost Savings also reflect assumptions as to certain business decisions that are subject to change. Because the Adjusted Bioventus Street Forecasts and Adjusted and Extrapolated Misonix Street Forecasts were developed for Bioventus on a stand-alone basis without giving effect to the merger, they do not reflect any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the merger or any changes to Bioventus’ operations or strategy that may be implemented after completion of the merger. There can be no assurance that the Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts or the Cost Savings will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts and the Cost Savings relate, the less predictable and more unreliable the information becomes.

The Adjusted Bioventus Street Forecasts and the Adjusted and Extrapolated Misonix Street Forecasts contain certain non-GAAP financial measures that Bioventus believes are helpful in understanding its past financial performance and future results. Bioventus management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Bioventus believes these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Bioventus’ financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Bioventus’ competitors and may not be directly comparable to similarly titled measures of Bioventus’ competitors due to potential differences in the exact method of calculation.

Neither Bioventus nor Misonix has provided reconciliations of the non-GAAP financial measures included in these projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.

None of Bioventus, Misonix, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Adjusted Bioventus

Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts or the Cost Savings, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts or the Cost Savings to reflect circumstances existing after the date the Adjusted Bioventus Street Forecasts or the Cost Savings were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts or the Cost Savings, as applicable, are shown to be in error. Except as required by applicable laws, Bioventus does not intend to make publicly available any update or other revision to the Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts or the Cost Savings, even in the event that any or all of the assumptions are shown to be in error. None of Bioventus or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Bioventus stockholder or other person regarding Bioventus’ ultimate performance compared to the information contained in the Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts or the Cost Savings or that forecasted results will be achieved. Bioventus has made no representation to Misonix, in the merger agreement or otherwise, concerning the Adjusted Bioventus Street Forecasts, the Adjusted and Extrapolated Misonix Street Forecasts or the Cost Savings.

Bioventus has not obtained, and does not intend to obtain, updated, revised or reaffirmed opinions from Perella Weinberg, and Bioventus has not updated, revised or reaffirmed, and does not intend to update, revise or reaffirm, any of the projections or assumptions that it provided to Perella Weinberg and upon which Perella Weinberg based its opinion. The opinion of Perella Weinberg does not speak as to the time when the merger will be completed or to any other date other than the date of each opinion. See “—Opinion of Bioventus’ Financial Advisor.” Further, the projections that Bioventus provided to Perella Weinberg were not necessarily indicative of the results that Bioventus will achieve for any period ending after the date of the opinion. However, as of the date of this joint proxy statement/prospectus and except as otherwise publicly disclosed, Bioventus is not aware of, and does not anticipate to occur before the Bioventus special meeting, any material change or anticipated material change in its operations or performance, or to the projections or assumptions upon which Perella Weinberg based its opinion, since the date of such opinion.

Misonix Unaudited Financial Projections

Other than its quarterly financial guidance and business outlook, which may be updated from time to time, Misonix does not as a matter of course make other public projections as to future revenues, earnings or other results available. In particular, Misonix does not as a matter of course make public long-term projections or forecasts as to its future revenues, earnings or other results due to the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the potential strategic transactions, including the merger, Misonix management compiled certain unaudited prospective forecasted financial information, which is referred to as the “Misonix unaudited projections,” and provided the projections to the Misonix board of directors in connection with their consideration of the transactions contemplated by the merger agreement, and J.P. Morgan in connection with their preparation of financial analysis and fairness opinion. The Misonix unaudited projections were not provided to Bioventus in connection with its evaluation of a potential transaction.

The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. A summary of this information is presented below.

The Misonix unaudited projections were prepared treating Misonix on a standalone basis, without giving effect to the merger, including any impact of the negotiation or execution of the merger, the expenses that may be incurred in connection with the merger or the consummation thereof, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the merger, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.

Although Misonix management believes there is a reasonable basis for the Misonix unaudited projections, Misonix cautions stockholders that future results could be materially different from the unaudited projections. This summary of the material portions of the Misonix unaudited projections is not being included in this joint proxy statement/prospectus to influence any decision whether to vote for the Misonix merger proposal, but because the Misonix unaudited projections were provided to Misonix’s financial advisor and the Misonix board of directors for purposes of considering and evaluating the merger. The prospective financial information of Misonix included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Misonix management. Neither Misonix’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The Misonix unaudited projections are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Misonix unaudited projections are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Misonix’s management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including, among others, Misonix’s future results, general economic conditions, including the effects of the COVID-19 pandemic, and the risks discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Also see “Where You Can Find More Information.” Since the unaudited projections cover multiple years, such information by its nature becomes significantly less certain with each successive year. The Misonix unaudited projections also reflect assumptions as to certain business decisions that are subject to change. Because the Misonix unaudited projections were developed for Misonix on a standalone basis without giving effect to the merger, they do not reflect any restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the merger or any changes to Misonix’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the Misonix projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which the Misonix projections relate, the less predictable and more unreliable the information becomes.

None of Misonix, Bioventus, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Misonix unaudited projections, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Misonix unaudited projections to reflect circumstances existing after the date the Misonix unaudited projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Misonix unaudited projections are shown to be in error. Except as required by applicable securities laws, Misonix does not intend to make publicly available any update or other revision to the Misonix unaudited projections, even in the event that any or all assumptions are shown to be in error. None of Misonix or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Misonix stockholder or other person regarding Misonix’s ultimate performance compared to the information contained in the Misonix unaudited projections or that forecasted results will be achieved. Misonix has not provided the Misonix unaudited projections to Bioventus or made any representation to Bioventus, in the merger agreement or otherwise, concerning the Misonix unaudited projections.

Misonix has not obtained, and does not intend to obtain, updated, revised or reaffirmed opinions from J.P. Morgan, and Misonix has not updated, revised or reaffirmed, and does not intend to update, revise or reaffirm, any of the projections or assumptions that it provided to J.P. Morgan and upon which J.P. Morgan based their opinion. The opinion of J.P. Morgan does not speak as to the time when the merger will be completed or to any other date other than the date of the opinion. See “—Opinion of Misonix’s Financial Advisor.” Further, the projections that Misonix provided to J.P. Morgan were not necessarily indicative of the results that Misonix will achieve for any period ending after the date of the opinion. However, as of the date of this joint proxy statement/prospectus and except as otherwise publicly disclosed, Misonix is not aware of, and does not anticipate to occur before the Misonix special meeting, any material change or anticipated material change in its operations or performance, or to the projections or assumptions upon which J.P. Morgan based their opinion, since the date of such opinion.

Summary of the Misonix Financial Projections

Misonix Preliminary Unaudited Projections

The following table presents certain unaudited prospective financial information of Misonix prepared by Misonix management for Misonix’s fiscal years ending 2022 through 2026, which we refer to as the Misonix preliminary unaudited projections, and which information was provided to the Misonix board of directors and J.P. Morgan as preliminary estimates that were subject to further refinement. The Misonix preliminary unaudited projections were not provided to Bioventus in connection with its evaluation of a potential transaction.

	Fiscal Year Ended, June 30
(in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	$98.0	$125.4	$156.4	$194.0	$234.8
Gross Profit	$70.8	$90.6	$113.4	$141.0	$170.3
Adjusted EBITDA (1)(5)	$4.3	$12.1	$21.6	$33.7	$44.6
Adjusted EBIT (2)(5)	$(2.1)	$5.7	$15.0	$26.0	$30.1
Net Operating Profit after Tax (3)(5)	$(2.1)	$5.7	$15.0	$26.0	$30.1
Unlevered Free Cash Flow (4)(5)	$1.6	$5.3	$14.5	$22.2	$29.0

(1)

Adjusted EBITDA is a non-GAAP financial measure which is calculated as earnings before interest expense, taxes, depreciation & amortization and further adjusted to exclude non-cash items and certain other adjustments like stock based compensation expense.

(2)	Adjusted EBIT is a non-GAAP financial measure which is calculated as Adjusted EBITDA further adjusted to exclude stock based compensation expense and depreciation & amortization.
(3)

Net Operating Profit after Tax (“NOPAT”) is a non-GAAP financial measure, which is calculated as Adjusted EBIT less estimated tax expense, which assumes a marginal tax rate of 23% and accounts for Misonix’s net operating loss balance.

(4)	Unlevered Free Cash Flow is a non-GAAP financial measure, which is calculated as a NOPAT plus depreciation & amortization, less capital expenditures and change in net working capital.
(5)	See below under the heading “Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure to its related GAAP financial measure

Misonix Revised Unaudited Projections

The following table presents certain unaudited prospective financial information of Misonix prepared by Misonix management for Misonix’s fiscal years ending 2022 through 2026, which we refer to as the Misonix revised unaudited projections, and, together with the Misonix preliminary unaudited projections, the Misonix unaudited projections, and which information was provided to the Misonix board of directors and J.P. Morgan. The Misonix revised unaudited projections were updated based on a number of developments, including, among other things, management’s general course of review, continuing developments in Misonix’s business and recent developments on the impact of the COVID-19 pandemic. Misonix management instructed J.P. Morgan to use and rely upon the prospective information as a basis for its analysis in rendering its opinion described in the section of this proxy statement/prospectus entitled “The Merger—Opinion of Misonix’s Financial Advisor,” with such adjustments as are discussed in such section. The Misonix revised unaudited projections were not provided to Bioventus in connection with its evaluation of a potential transaction.

	Fiscal Year Ended, June 30
(in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	$98.2	$130.3	$161.5	$198.3	$243.1
Gross Profit	$70.2	$93.1	$115.2	$141.3	$173.0
Adjusted EBITDA (1)(5)	$2.3	$13.2	$21.3	$31.5	$45.7
Adjusted EBIT (2)(5)	$(5.2)	$6.7	$14.7	$24.7	$38.8
Net Operating Profit after Tax (3)(5)	$(5.2)	$6.7	$14.7	$23.5	$31.7
Unlevered Free Cash Flow (4)(5)	$(9.7)	$4.5	$11.9	$16.1	$27.0

(1)

Adjusted EBITDA is a non-GAAP financial measure which is calculated as earnings before interest expense, taxes, depreciation & amortization and further adjusted to exclude non-cash items and certain other adjustments like stock based compensation expense.

(2)	Adjusted EBIT is a non-GAAP financial measure which is calculated as Adjusted EBITDA further adjusted to exclude stock based compensation expense and depreciation & amortization.
(3)

Net Operating Profit after Tax (“NOPAT”) is a non-GAAP financial measure, which is calculated as Adjusted EBIT less estimated tax expense, which assumes a marginal tax rate of 23% and accounts for Misonix’s net operating loss balance.

(4)	Unlevered Free Cash Flow is a non-GAAP financial measure, which is calculated as a NOPAT plus depreciation & amortization, less capital expenditures and change in net working capital.
(5)	See below under the heading “Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure to its related GAAP financial measure

Non-GAAP Financial Measures

The Misonix unaudited projections contain certain non-GAAP financial measures that Misonix believes are helpful in understanding its past financial performance and future results. Misonix management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Misonix believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Misonix’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Misonix’s competitors and may not be directly comparable to similarly titled measures of Misonix’s competitors due to potential differences in the exact method of calculation. A reconciliation of certain non-GAAP financial measures to its respective comparable GAAP measure is provided below.

Misonix Preliminary Unaudited Projections

	Fiscal Year Ended, June 30
(in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	$98.0	$125.4	$156.4	$194.0	$234.8
Cost of Revenue	$(27.2)	$(34.8)	$(43.1)	$(53.1)	$(64.5)
Gross Profit	$70.8	$90.6	$113.4	$141.0	$170.3
Operating Expenses	$(73.4)	$(85.5)	$(99.1)	$(114.6)	$(132.8)
Income / (Loss) from Operations (GAAP)	$(2.6)	$5.1	$14.3	$26.3	$37.4
Bad Debt Expense	$0.4	$0.6	$0.7	$0.9	$0.8
Adjusted EBIT (Non-GAAP)	$(2.1)	$5.7	$15.0	$27.2	$38.2

Income / (Loss) from Operations (GAAP)	$(2.6)	$5.1	$14.3	$26.3	$37.4
Bad Debt Expense	$0.4	$0.6	$0.7	$0.9	$0.8
Adjusted EBIT (Non-GAAP)	$(2.1)	$5.7	$15.0	$27.2	$38.2
Depreciation & Amortization	$4.9	$5.0	$5.2	$5.0	$5.0
Stock Based Compensation Expense	$1.5	$1.4	$1.4	$1.4	$1.4
Adjusted EBITDA (Non-GAAP)	$4.3	$12.1	$21.6	$33.7	$44.6

Misonix Revised Unaudited Projections

	Fiscal Year Ended, June 30
(in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	$98.2	$130.3	$161.5	$198.3	$243.1
Cost of Revenue	$(28.0)	$(37.2)	$(46.3)	$(57.0)	$(70.1)
Gross Profit	$70.2	$93.1	$115.2	$141.3	$173.0
Operating Expenses	$(75.7)	$(86.7)	$(100.9)	$(116.9)	$(134.5)
Income / (Loss) from Operations (GAAP)	$(5.5)	$6.4	$14.4	$24.4	$38.5
Other Royalty Income	$0.3	$0.3	$0.3	$0.3	$0.3
Adjusted EBIT (Non-GAAP)	$(5.2)	$6.7	$14.7	$24.7	$38.8

Income / (Loss) from Operations (GAAP)	$(5.5)	$6.4	$14.4	$24.4	$38.5
Other Royalty Income	$0.3	$0.3	$0.3	$0.3	$0.3
Adjusted EBIT (Non-GAAP)	$(5.2)	$6.7	$14.7	$24.7	$38.8
Depreciation & Amortization	$4.9	$4.0	$4.1	$4.2	$4.2
Stock Based Compensation Expense	$2.7	$2.5	$2.6	$2.6	$2.7
Adjusted EBITDA (Non-GAAP)	$2.3	$13.2	$21.3	$31.5	$45.7

Certain Cost Savings

From April through June 2021, Bioventus and Misonix management independently prepared certain estimates as to the amount and timing of certain cost savings anticipated by the management of Bioventus to result in connection with the proposed transaction. Bioventus and Misonix management agreed that the Cost Savings include approximately $20 million of cost synergies estimated to be potentially realizable by the second full year subsequent to closing, which are referred to as the “Cost Savings.” The Cost Savings were provided to the Bioventus and Misonix boards of directors and to their respective financial advisors.

The Cost Savings assumed that the expected benefits of the merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the mergers. See “—Bioventus Unaudited Financial Projections” and “—Misonix Unaudited Financial Projections” for further information regarding the uncertainties underlying the Cost Savings, as well as under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

Closing and Effective Time of the Merger

The closing of the merger will take place on a date to be designated jointly by Bioventus and Misonix, which date will be no later than the second business day after the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “The Merger Agreement—Conditions to the Completion of the Merger”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), unless another date is agreed to in writing by Bioventus and Misonix.

At the closing, the parties to the merger agreement will cause a certificate of merger relating to the first merger, and then a certificate of merger relating to the second merger, to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL and the DLLCA in connection with effecting the merger. The first merger and second merger will become effective at the time when the respective certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by Bioventus and Misonix and specified in the applicable certificate of merger.

Bioventus and Misonix currently expect the transaction to close by the end of the 2021 calendar year and are working to complete the transaction on this timeline and prior to the end date of January 31, 2022 (which is subject to extension in certain circumstances related to the receipt of required regulatory approvals and the absence of restraints under certain competition laws to March 31, 2022 pursuant to the terms of the merger agreement). However, it is possible that factors outside the control of the parties to the merger agreement could result in the merger being completed at a different time, or not at all.

Regulatory Approvals

Under the merger agreement, Bioventus, Merger Sub I, Merger Sub II and Misonix have each agreed to cooperate with each other and to use (and to cause their respective subsidiaries to use) reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to cause the conditions to the closing to be satisfied as promptly as reasonably practicable (and in any event no later than the end date) and to consummate the transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings to consummate the transaction including under the HSR Act. Bioventus and Misonix have agreed to use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from and Bioventus has agreed to use its reasonable best efforts to remove each and every impediment under antitrust laws to enable the consummation of the transactions, subject to the below limitations.

If any administrative or judicial action or proceeding including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the transactions contemplated by the merger agreement as violative of any antitrust law, each of Bioventus and Misonix will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

However, Bioventus will not be required to do any of the following in order to obtain antitrust approval or otherwise to consummate the merger: (a) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (b) grant any non-exclusive license, accept any operational restrictions or take or commit to any actions which restrictions or actions would limit Bioventus’ or any of its affiliates’ freedom of action, in each case with respect to assets, licenses, product lines, operations or businesses of Bioventus, Misonix or either’s respective subsidiaries that, individually or in the aggregate, would reasonably be expected to have a materially adverse effect on (A) the results of operation of Misonix and its subsidiaries (taken as a whole) or (B) results of operations of Bioventus and its subsidiaries (taken as a whole), provided that, in each case, Bioventus and its subsidiaries, taken as a whole, shall be deemed to be the same size (in operations and from a financial point of view) as Misonix and its subsidiaries, taken as a whole.

Notwithstanding anything to the contrary, without the prior written consent of Bioventus, neither Misonix nor any of its subsidiaries will grant or offer to grant any accommodation or concession (financial or otherwise) to any third party in connection with seeking or obtaining its consent to the transactions contemplated by the merger agreement.

See “Risk Factors—Risks Relating to the Mergers.”

Ownership of the Combined Company

Based on the number of shares of Bioventus and Misonix common stock outstanding on September 1, 2021, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the mergers, former Misonix stockholders are expected to own approximately 25% of the outstanding shares of Bioventus common stock and Bioventus stockholders immediately prior to the mergers are expected to own approximately 75% of the outstanding shares of Bioventus common stock. The relative ownership interests of Bioventus stockholders and former Misonix stockholders in the combined company immediately following the mergers will depend on the number of shares of Bioventus and Misonix common stock issued and outstanding immediately prior to the merger.

Board of Directors of the Combined Company

Bioventus has agreed to offer to at least two members of the Misonix board appointment to the Bioventus board as of the effective time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

U.S. Federal Securities Law Consequences

Assuming the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, the shares of Bioventus class A common stock issued in the mergers will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Bioventus class A common stock issued to any Misonix stockholder who may be deemed an “affiliate” of Bioventus after the completion of the mergers. This joint proxy statement/prospectus does not cover resales of shares of Bioventus class A common stock received by any person upon the completion of the mergers, and no person is authorized to make any use of this joint proxy statement/prospectus, or the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, in connection with any resale of shares of Bioventus common stock.

Accounting Treatment

Bioventus prepares its financial statements in accordance with GAAP. The mergers will be accounted for using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations, with Bioventus representing the accounting acquirer under this guidance. Bioventus will record assets acquired, including identifiable intangible assets, and liabilities assumed from Misonix at their respective fair values at the date of completion of the mergers. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Bioventus after completion of the mergers will reflect Misonix after completion of the mergers, but will not be restated retroactively to reflect the historical financial condition or results of operations of Misonix. The earnings of Bioventus following completion of the mergers will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense and amortization expense. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Bioventus determines that tangible or intangible assets (including goodwill) are impaired, Bioventus would record an impairment charge at that time.

Exchange of Shares

Prior to the closing date, Bioventus will select its transfer agent or, after consultation with Misonix, another reputable bank or trust company reasonably satisfactory to both parties to act as exchange agent with respect to the mergers. At or prior to the effective time, Bioventus will deposit with the exchange agent (a) certificates or evidence of book-entry shares representing the shares of Bioventus class A common stock issuable pursuant to the merger agreement and (b) cash sufficient to make payments (i) in lieu of fractional shares in accordance with the merger agreement with respect to the stock election consideration and (ii) in respect of the cash election consideration.

More information can be found under “The Merger Agreement—Exchange of Shares.”

Listing of Bioventus Common Stock; Delisting and Deregistration of Misonix Common Stock

It is a condition of the mergers that the shares of Bioventus class A common stock to be issued to Misonix stockholders in the merger be approved for listing on Nasdaq, subject to official notice of issuance.

If the mergers are completed, Misonix common stock will be delisted from Nasdaq and deregistered under the Exchange Act, and Misonix will no longer be required to file periodic reports with the SEC with respect to Misonix common stock.

Misonix has agreed to cooperate with Bioventus and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and Nasdaq rules and policies to enable the delisting by the combined company of the shares of Misonix common stock from Nasdaq and the deregistration of the shares of Misonix common stock under the Exchange Act as promptly as practicable after the effective time.

THE MERGER AGREEMENT

The following description sets forth the principal terms of the merger agreement, which is attached as Annex A hereto and incorporated by reference in this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus. This section is intended to provide you with information regarding the terms of the merger agreement. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Bioventus and Misonix make with the SEC. See “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Bioventus and Misonix are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Bioventus and Misonix contained in this joint proxy statement/prospectus and in the public filings Bioventus and Misonix make with the SEC may supplement, update or modify the factual disclosures about Bioventus and Misonix contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Bioventus, Merger Sub I, Merger Sub II and Misonix are qualified and subject to important limitations agreed to by the parties to the merger agreement in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the mergers. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. If specific material facts exist that contradict the representations, warranties and covenants contained in the merger agreement, Bioventus and Misonix have disclosed those material facts in this joint proxy statement/prospectus. If subsequent information concerning the subject matter of the representations, warranties and covenants contained in the merger agreement has not been reflected in this joint proxy statement/prospectus, each of Bioventus and Misonix will make publicly available any material information necessary to provide stockholders a materially complete understanding of the provisions of the merger agreement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Bioventus and Misonix make with the SEC.

Additional information about Bioventus and Misonix can be found elsewhere in this joint proxy statement/prospectus and in the public filings Bioventus and Misonix make with the SEC. See “Where You Can Find More Information.”

Structure of the Merger

First, on the closing date, at the effective time, Merger Sub I will be merged with and into Misonix in accordance with the DGCL and on the terms and subject to the conditions set forth in the merger agreement, whereupon the separate existence of Merger Sub I will cease and Misonix will be the surviving corporation of the first merger and a wholly owned subsidiary of Bioventus.

Second, on the closing date following the first merger, at the effective time of the second merger (the “Second Effective Time”), Misonix will be merged with and into Merger Sub II in accordance with the DGCL and the DLLCA, whereupon the separate existence of Misonix will cease and Merger Sub II will be the surviving limited liability company (the “Surviving Company”).

At the Second Effective Time, all of the property, rights, powers, privileges and franchises of Misonix, Merger Sub I and Merger Sub II will vest in the Surviving Company as the surviving limited liability company, and all of the debts, obligations, liabilities, restrictions and duties of Misonix, Merger Sub I and Merger Sub II will become debts, obligations, liabilities, restrictions and duties of the Surviving Company as the surviving limited liability company.

Completion and Effectiveness of the Mergers

The closing of the mergers will take place on a date to be designated jointly by Bioventus and Misonix, which date will be no later than the second business day after the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “—Conditions to the Completion of the Mergers”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), unless another date is agreed to in writing by Bioventus and Misonix. The date on which the closing occurs is referred to as the “closing date.”

At the closing, the parties to the merger agreement will cause separate certificates of merger relating to each merger to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with each merger (and, in connection with the second merger, required by the DLLCA). Each merger will become effective at the time when the respective certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by Bioventus and Misonix and specified in the applicable certificate of merger.

Merger Consideration

At the effective time, automatically, by virtue of the first merger and without any further action on the part of Misonix, Misonix stockholders, Bioventus or Merger Sub I:

•

all shares of Misonix common stock that are held in treasury by Misonix or are held directly by any direct or indirect subsidiary of Misonix, Bioventus or Merger Sub I immediately prior to the effective time will be cancelled and will cease to exist and no consideration will be paid or payable in respect thereof;

•

except as described in the preceding bullet, each share of Misonix common stock that is issued and outstanding immediately prior to the effective time will be converted into the right to receive, at the election of the holder of such share, either (a) an amount of cash equal to $28, without interest (the “Cash Election Consideration”), or (b) 1.6839 validly issued, fully paid and non-assessable shares of Bioventus class A common stock (the “Stock Election Consideration”), based on the election of the holder thereof and subject to automatic proration and adjustment in accordance with the terms of the merger agreement as described below under “The Merger Agreement—The Mergers; Merger Consideration—Proration and Reallocation”; and

•	each share of common stock, par value $0.0001 per share, of Merger Sub I that is issued and outstanding immediately prior to the effective time will be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of Misonix as the surviving corporation.

At the Second Effective Time, automatically, by virtue of the second merger and without any further action on the part of Misonix, Misonix stockholders, Bioventus, Merger Sub II or Merger Sub I:

•

each share of common stock, par value $0.0001 per share, of Misonix that is issued and outstanding immediately prior to the Second Effective Time will be cancelled and will cease to exist. Each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time will remain outstanding as a limited liability interest of the surviving limited liability company.

Treatment of Fractional Shares

No fractional shares of Bioventus class A common stock will be issued in connection with the mergers. Each Misonix stockholder who would otherwise have been entitled to receive in the mergers a fractional share of Bioventus class A common stock pursuant to the merger agreement will, in lieu of such fractional share and upon surrender of such holder’s certificates representing shares of Misonix common stock or book-entry positions representing non-certificated shares of Misonix common stock, in each case outstanding as of immediately prior to the effective time, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the average of the volume-weighted average trading price per share of Bioventus class A common stock on Nasdaq (as reported by Bloomberg L.P.) on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time (the “Average Company Stock Price”). No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional share of Bioventus class A common stock that would otherwise have been issuable as part of the merger consideration. The payment of cash in lieu of fractional share interests merely represents a mechanical rounding-off of the fractions in the exchange.

Proration

The aggregate amount of cash payable by Bioventus in the mergers will be equal to $10.50 multiplied by the number of outstanding shares of Misonix common stock at 5:00 p.m., New York City time, on the election deadline. In order to deliver this aggregate cash amount, the merger agreement provides for pro rata adjustments to, and reallocation of, the cash and stock elections made by Misonix stockholders, as well as the allocation of consideration to be paid with respect to shares of Misonix common stock as to which no election regarding the form of merger consideration to be paid to them, is received prior to the election deadline. Such no election shares will be exchanged for the cash consideration, the stock consideration or a combination of both. Additionally, depending on the elections made by other Misonix stockholders, each Misonix stockholder who elects to receive Bioventus class A common stock for their shares in the mergers, referred to as “stock election shares” may receive a portion of their consideration in cash, and each Misonix stockholder who elects to receive cash for their shares in the mergers, referred to as “cash election shares” may receive a portion of their consideration in Bioventus class A common stock.

If the elected cash consideration, which is the amount equal to the aggregate number of cash election shares multiplied by $28.00, exceeds the available cash amount, then:

•	all stock election shares and all no election shares will be exchanged for 1.6839 shares of Bioventus class A common stock; and

•	a portion of the cash election shares of each Misonix stockholder will be exchanged for $28.00 in cash as follows: cash election shares exchanged for $28.00 in cash =

(number of such stockholder’s cash election shares) * (maximum cash amount)

elected cash consideration

If the elected cash consideration is less than the available cash amount, which difference we refer to as the shortfall amount, then:

•	all cash election shares will be exchanged for the cash consideration; and

•	all stock election shares and no election shares will be treated in the following manner:

•

if the shortfall amount is less than or equal to the product of the aggregate number of no election shares and $28.00, which we refer to as the no election value, then (1) all stock election shares will be exchanged for 1.6839 shares of Bioventus class A common stock, and (2) a portion of the no election shares of each Misonix stockholder, calculated as follows, will be exchanged for $28.00 in cash as follows (and the remaining portion of such stockholder’s no election shares, if any, will be exchanged for 1.6839 shares of Bioventus class A common stock):

no election shares exchanged for cash consideration =

(number of no election shares of such stockholder) * (shortfall amount)

(no election value)

•

if the shortfall amount is more than the no election value, then (1) all no election shares will be exchanged for $28.00 in cash and (2) a portion of the stock election shares of each stockholder will be exchanged for $28.00 in cash as follows (and the remaining portion of such stockholder’s stock election shares will be exchanged for 1.6839 shares of Bioventus class A common stock):

stock election shares exchanged for cash consideration =

(number of stock election shares of such stockholder) * (shortfall amount – no election value)

(aggregate number of stock election shares) * $28.00

If the elected cash consideration equals the available cash amount, then: (1) all cash election shares will be converted into the right to receive $28.00 in cash and (2) all stock election shares and all no election shares will be converted into the right to receive 1.6839 shares of Bioventus class A common stock.

Election Procedures

The election form will be mailed to Misonix stockholders not less than 30 days prior to the anticipated closing date of the first merger. The election form enables Misonix stockholders to choose to make a cash election, a stock election or no election with respect to each share of Misonix common stock eligible to receive the merger consideration. Misonix intends to issue a press release at least five business days prior to the expiration of the election period informing Misonix stockholders of the expiration of the election period, which expiration we refer to as the “election deadline”. Misonix stockholders have until 5:00 p.m., New York City time, on the election deadline, to make their election and return their completed election forms.

Any election will have been properly made only if the exchange agent has actually received a properly completed election form by the election deadline. Any election form may be revoked or changed by written notice received by the exchange agent prior to the election deadline. If an election form is revoked, the shares of Misonix common stock as to which such election previously applied will be no election shares unless an election is subsequently submitted by the Misonix stockholder prior to the election deadline.

Exchange of Shares

Exchange Agent

Prior to the closing date, Bioventus must select its transfer agent or, after consultation with Misonix, another reputable bank or trust company reasonably satisfactory to both parties to act as exchange agent with respect to the mergers. At or prior to the effective time, Bioventus must deposit with the exchange agent (a) certificates or evidence of book-entry shares representing the shares of Bioventus class A common stock issuable pursuant to the merger agreement and (b) cash sufficient to make payments (i) in lieu of fractional shares in accordance with the merger agreement with respect to the stock election consideration and (ii) in respect of the cash election consideration.

Exchange of Misonix Stock Certificates and Misonix Book-Entry Shares

With respect to certificates representing shares of Misonix common stock, which are referred to collectively as “Misonix stock certificates”, as promptly as reasonably practicable after the effective time, and in any event within three business days, the exchange agent must mail to each holder of record of each such Misonix stock certificate (a) a notice advising such holder of the effectiveness of the mergers, (b) a letter of transmittal and (c) instructions for surrendering Misonix stock certificates to the exchange agent.

Upon surrender of a Misonix stock certificate and a duly executed letter of transmittal to the exchange agent in compliance with the instructions for surrender, the exchange agent must mail to each holder of record, as promptly as reasonably practicable thereafter:

•

a statement reflecting the number of whole shares of Bioventus class A common stock, if any, that such holder is entitled to receive pursuant to the merger agreement in non-certificated book-entry form in the name of such record holder; and

•

a check, or wire transfer of immediately available funds (provided that such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any applicable Cash Election Consideration, (b) any cash in lieu of fractional shares of Bioventus class A common stock plus (c) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.

With respect to book-entry positions representing non-certificated shares of Misonix common stock, which are referred to as “Misonix book-entry shares”, that are not held through DTC, the exchange agent must pay and deliver to each holder of record of any such share as promptly as reasonable practicable after the Second Effective Time, but in any event within three business days thereafter:

•	the applicable Stock Election Consideration; and

•

a check, or wire transfer of immediately available funds (provided that such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any applicable Cash Election Consideration, (b) any cash in lieu of fractional shares of Bioventus class A common stock plus (c) any unpaid cash dividends and any other dividends or distributions that such holder has the right to receive pursuant to the merger agreement. The exchange agent will promptly cancel each such non-DTC book-entry share.

With respect to Misonix book-entry shares that are held through DTC, Bioventus and Misonix must cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as practicable after the effective time, but in any event within three business days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures:

•	the applicable Stock Election Consideration; and

•

a check, or wire transfer of immediately available funds (provided that such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any applicable Cash Election

Consideration, (b) any cash in lieu of fractional shares of Bioventus Class A Common Stock plus (c) any unpaid cash dividends and any other dividends or distributions that such holder has the right to receive pursuant to the merger agreement. The exchange agent will promptly cancel each such non-DTC book-entry share.

In the event of a transfer of ownership of shares of Misonix common stock that is not registered in Misonix’s transfer records, the exchange agent may deliver the merger consideration, any cash in lieu of fractional shares of Bioventus common stock, and any unpaid cash dividends and any other dividends or other distributions, to such transferee if:

•	in the case of Misonix book-entry shares, written instructions authorizing the transfer of the Misonix book-entry shares are presented to the exchange agent;

•	in the case of Misonix stock certificates, the Misonix stock certificates formerly representing such shares of Misonix common stock are surrendered to the exchange agent; and

•

such Misonix stock certificates or Misonix book-entry shares are presented to the exchange agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to Bioventus and the exchange agent.

Lost, Stolen or Destroyed Certificates

In the event that any Misonix stock certificate has been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the person claiming such Misonix stock certificate to be lost, stolen or destroyed and the posting by such person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Misonix stock certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed Misonix stock certificate, the merger consideration, any cash in lieu of fractional shares of Bioventus class A common stock, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to the merger agreement, as if such lost, stolen or destroyed Misonix stock certificate had been surrendered.

Dividends and Distributions with Respect to Unexchanged Shares of Misonix Common Stock

No dividends or other distributions declared or made with respect to shares of Bioventus class A common stock with a record date after the effective time will be paid or otherwise delivered to the holder of any unsurrendered Misonix stock certificate or Misonix book-entry shares with respect to the shares of Bioventus class A common stock that such holder has the right to receive pursuant to the mergers until the later to occur of:

•	the date on which the holder surrenders such Misonix stock certificate or Misonix book-entry shares in accordance with the merger agreement; and

•

the payment date for such dividend or distribution with respect to shares of Bioventus class A common stock (at which time such holder will be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

Rights of Misonix Stockholders Following the Effective Time and Transfers Following the Effective Time

At the effective time, all shares of Misonix common stock outstanding immediately prior to the effective time will automatically be cancelled and retired and will cease to exist, and all holders of Misonix stock certificates and of Misonix book-entry shares will cease to have any rights as Misonix stockholders, except the right to receive the merger consideration, any cash in lieu of fractional shares of Bioventus class A common stock, and any dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.

None of Bioventus, Misonix, Merger Sub I, Merger Sub II nor the Surviving Company as the surviving limited liability company will be liable to any holder or former holder of shares of Misonix common stock or to any other person with respect to any portion of the merger consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar law. If any Misonix stock certificate or Misonix book-entry share has not been surrendered prior to the date on which any portion of the merger consideration and any dividends or distributions, in each case, that a holder of such Misonix stock certificate or Misonix book-entry share has the right to receive pursuant to the merger agreement in respect of such Misonix stock certificate or Misonix book-entry share would otherwise escheat to or become property of any governmental entity, any such shares, cash, dividends or distributions in respect of such Misonix stock certificate or Misonix book-entry share will, to the extent permitted by applicable law, become the property of Bioventus, free and clear of all claims or interests of any person previously entitled thereto.

Withholding Rights

Bioventus, the exchange agent, Merger Sub I, Merger Sub II and Misonix, Misonix as the surviving corporation of the first merger and Surviving Company as the surviving entity of the second merger will each be entitled to deduct and withhold any amounts required to be deducted or withheld pursuant to applicable tax laws from the amounts that would otherwise be payable under the terms of the merger agreement. Any such amounts that are deducted or withheld and, if required, paid over to the appropriate governmental authorities will be treated as having been paid to the person in respect of which such deduction or withholding was made.

Treatment of Misonix Equity Awards

Misonix Restricted Stock

Prior to the effective time, each outstanding award of Misonix restricted stock that is held by a Misonix employee immediately prior to the effective time, will accelerate in full (to the extent not otherwise previously vested in accordance with their terms) as of immediately prior to the effective time.

Misonix Options

At the effective time, any outstanding Misonix Option held by an “employee” of Bioventus (within the meaning of Form S-8) (the “Assumed Misonix Options”) will be automatically converted into an option to acquire a number of shares of Bioventus class A common stock determined based on the option exchange ratio (with the exercise price with respect to such option being adjusted based on the option exchange ratio).

Aside from the foregoing adjustments, Assumed Misonix Options, if any, will generally remain subject to the same vesting and other terms and conditions that applied to such awards immediately prior to the effective time.

Each Misonix Option that is not an Assumed Misonix Option and that is outstanding and unexercised will be accelerated in full (to the extent not otherwise previously vested in accordance with their terms) and be settled in cash immediately prior to the effective time in an amount equal to the product of (x) the number of shares of Misonix common stock subject to such Misonix Option, and (y) the excess, if any, of (i) the average of the volume-weighted average trading price per share of Bioventus class A common stock on Nasdaq (as reported by Bloomberg L.P.) on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time over (ii) the per share exercise price of such Misonix Option.

Misonix Employee Stock Purchase Plan

For Misonix’s Employee Stock Purchase Plan, which is referred to as the “ESPP”, Misonix is subject to the following requirements under the merger agreement: (a) no new offering periods under the ESPP may commence during the period from the date of the merger agreement through the closing date, (b) there may be no increase in the amount of payroll deductions permitted to be made by the participants in accordance with payroll deduction elections that are in effect as of the date of the merger agreement and (c) no individuals may commence participation in the ESPP during the period from the date of the merger agreement through the closing date.

Governance of the Combined Company

Bioventus has agreed to appoint Stavros Vizirgianakis and Patrick Beyer, each a member of the Misonix board to the Bioventus board as of the effective time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

No other governance changes are planned in connection with the mergers.

Organizational Documents and Directors and Officers of the Surviving Corporation

Subject to the requirements described under “—Indemnification; Directors’ and Officers’ Insurance,”:

•

at the effective time, the certificate of incorporation of Misonix, as in effect immediately prior to the effective time, will continue to be the certificate of incorporation of the surviving corporation of the first merger until, subject to the terms of the merger agreement, thereafter changed or amended as provided therein or by applicable laws;

at the Second Effective Time, the certificate of formation of Merger Sub II, as in effect immediately prior to the Second Effective Time, will continue to be the certificate of formation of the Surviving Company as the surviving limited liability company of the second merger until, subject to the terms of the merger agreement, thereafter changed or amended as provided therein or by applicable laws; and

•

the parties will take all requisite actions so that the limited liability company agreement of Merger Sub II will continue to be the limited liability company agreement of the Surviving Company until, subject to the terms of the merger agreement, thereafter changed or amended as provided therein or by applicable laws.

As of the effective time, the directors and officers of Merger Sub I immediately prior to the effective time will become the initial directors and officers of Misonix as the surviving corporation of the first merger.

As of the Second Effective Time, the officers of Merger Sub II immediately prior to the Second Effective Time will become the initial officers of the Surviving Company as the surviving limited liability company of the second merger.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Bioventus, Merger Sub I, Merger Sub II and Misonix that are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure letters and qualified by certain information filed by the parties with the SEC, excluding, in each case, any disclosures set forth in any risk factor section or “forward-looking statements” sections.

The reciprocal representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business and subsidiaries’ organization, good standing and qualification to do business;

•	capitalization;

•	corporate authority and approval relating to the execution, delivery and performance of the merger agreement;

•

the absence of any violation of organizational documents, any conflict with or violation of applicable laws, any violation of or default under contracts, or any lien on the properties, rights or assets of a party or its subsidiaries as a result of the execution and delivery of the merger agreement and completion of the mergers;

•	the proper filing of reports, schedules, forms, documents and financial statements required by the SEC and compliance with certain provisions of the Sarbanes-Oxley Act;

•	the maintenance of internal controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain material changes or events in the respective businesses of each of Bioventus and Misonix;

•	compliance with applicable laws and the holding of necessary permits;

•	investigations, litigations and proceedings;

•	compliance with anti-corruption laws and regulations;

•	tax matters;

•	product defects and warranties;

•	compliance with healthcare laws and regulations;

•

the absence of any need for action by governmental authorities in order to complete the mergers, except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable competition laws, applicable state securities takeover and “blue sky” laws or Nasdaq rules and regulations;

•	the inapplicability of state anti-takeover statutes;

•	opinions of financial advisors;

•	broker’s and finder’s fees; and

•	information provided by a party for inclusion in the Form S-4 (including the joint proxy statement/prospectus).

The merger agreement also contains additional representations and warranties by Misonix relating to, among other things, the following:

•	Misonix’s required stockholder approval;

•

intellectual property and information technology, including with respect to the enforceability of intellectual property, third-party intellectual property infringement claims, licensing arrangements, the protection of trade secrets, security breaches and compliance with privacy and security laws and regulations;

•	personal property owned and leased and real property leased by Misonix;

•	Misonix’s significant contracts and agreements;

•	employee benefit plans and employment and labor practices;

•	compliance with environmental laws and regulations;

•	insurance policies; and

•	the absence of ownership (as defined in Section 203(c) of the DGCL) of shares of Bioventus common stock by Misonix and its subsidiaries.

The merger agreement also contains additional representations and warranties by Bioventus relating to, among other things, the following:

•	each of Bioventus’s, merger sub I’s and merger sub II’s required stockholder approvals;

•	intellectual property and information technology, including with respect to the enforceability of intellectual property and third-party intellectual property infringement claims;

•	employee benefit plans and employment and labor practices;

•	the absence of beneficial ownership of shares of Misonix common stock by Bioventus and its subsidiaries;

•	debt financing related to merger sub I and merger sub II;

•	data privacy and security;

•	top customers, suppliers and distributors; and

•	ownership or membership (as the case may be) and operation of merger sub I and merger sub II.

The representations and warranties will not survive the mergers. Many of the representations and warranties contained in the merger agreement are qualified by a “materiality” standard or by a “material adverse effect” standard.

Material Adverse Effect

A material adverse effect, with respect to Bioventus or Misonix, as applicable, means any fact, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that, individually or in the aggregate, (i) prevents, materially impairs, materially impedes or materially delays the consummation of the mergers and the other transactions contemplated by the merger agreement on a timely basis and in any event on or before the end date or (ii) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the party and its subsidiaries, taken as a whole, excluding with respect to clause (ii) any fact, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that results from or arises out of:

•	general economic, political, business, financial or market conditions affecting the industry in which the party and its subsidiaries operate;

•

a pandemic (including the continuation or worsening of the COVID-19 pandemic), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions;

•	changes in applicable laws or the interpretation thereof (including any measures related to the COVID-19 pandemic);

•	changes in GAAP or any other applicable accounting standards or the interpretation thereof;

•

geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism);

•

a failure by the party or any of its subsidiaries to meet any internal or external projections or forecasts or any decline in stock price (excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been or would be a material adverse effect);

•

the public announcement or pendency of the mergers and the other transactions contemplated by the merger agreement, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees (with certain limitations);

•	any action expressly required to be taken by the party pursuant to the terms of the merger agreement or at the express written direction or consent of the other party;

•

any claims, suits, actions or proceedings arising from allegations of breach of fiduciary duty or violation of applicable law or otherwise relating to the merger agreement or the transactions contemplated thereby; or

•

any breach, violation or non-performance of any provision of the merger agreement by the party or any of its affiliates; provided, further, that any effect relating to or arising out of or resulting from any change or event referred to in the first five bullets above may constitute, and be taken into account in determining the occurrence of, a material adverse event if and only to the extent that such change or event has a disproportionate impact on the party and its subsidiaries as compared to other participants that operate in the industry in which the party and its subsidiaries operate.

Conduct of Business Prior to the Completion of the Mergers

Bioventus and Misonix have agreed that, except as may be required by applicable laws, as expressly required by the merger agreement, as set forth in their respective disclosure schedules, or unless the other party approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), Bioventus and Misonix, as applicable, must, and must cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business. Misonix has also agreed that, except as may be required by applicable laws, as expressly permitted or required by the merger agreement, as set forth in Misonix’s disclosure schedule, or unless Bioventus approves in writing (in the case of the fourth through twelfth bullets, and in the thirteenth bullet, below, such approval not to be unreasonably withheld, conditioned or delayed), Misonix must not, and must not permit its subsidiaries to:

•	amend its or its subsidiaries’ organizational documents;

•	split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of Misonix’s capital stock or other equity interests of Misonix or any of its subsidiaries;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) on any shares of its capital stock or the capital stock or equity interest of any subsidiary of Misonix, other than dividends or distributions only to the extent paid by any wholly owned subsidiary of Misonix to Misonix or another wholly owned subsidiary of Misonix.

•

acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (a) any other entity, (b) any equity interest in any other entity (other than investments in equity securities that constitute short term investments that are accounted for as cash equivalents), (c) any business or division or another entity, or (d) any material assets, except (i) acquisitions by Misonix from any of its wholly owned subsidiaries or among any of its wholly owned subsidiaries; (ii) the purchase of equipment, supplies and inventory in the ordinary course of business; and (iii) inbound licenses of intellectual property in the ordinary course of business;

•

except in connection with any transaction between Misonix and any of its subsidiaries or among any of its subsidiaries, sell, assign, transfer, lease or license to any third party, or incur any lien on any of its material tangible property or tangible assets (except for certain permitted encumbrances), or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any of Misonix’s intellectual property or material tangible assets, other than (a) sales of inventory, goods or services in the ordinary course of business in a manner consistent with past practice or of obsolete equipment or assets in the ordinary course of business consistent with past practice, (b) pursuant to written contracts or commitments existing as of the date of the merger agreement, (c) as security for any borrowings permitted by the merger agreement, or (d) licenses granted to customers or other third parties in the ordinary course of business consistent with past practice;

•

incur (other than draws on existing revolving loans), redeem, repurchase, prepay (other than prepayments of revolving loans), defease or cancel or guarantee any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or capital contributions, except for indebtedness among Misonix and its wholly owned subsidiaries (and guarantees by Misonix or its subsidiaries in respect thereof);

•

(a) adopt, terminate or amend any Misonix employee benefit plan (except to the extent permitted in this paragraph below), (b) increase, or accelerate the vesting or payment of, the compensation or benefits of any member of the board of directors of Misonix, (c) grant any rights to severance, retention, change in control or termination pay to any member of the Misonix board, any current or former employee of Misonix or its subsidiaries, (d) hire or promote any employee at or to the level of Vice President or above, or (e) terminate the employment of any employee of Misonix or its subsidiaries whose annual base salary exceeds $100,000 (other than for cause), except, in each case, for (i) amendments to Misonix employee benefit plans determined by it in good faith to be required to comply with applicable laws, (ii) hiring any person for employment (including by means of internal promotion) to fill any currently existing Vice President or higher position that becomes vacant after the date of the merger agreement, and, notwithstanding anything to the contrary in the merger agreement, provide such person with compensation and benefits for such position consistent with past practice, (iii) hiring any person for employment in accordance with Misonix’s present hiring plan made available to Bioventus or otherwise hiring an individual below the level of Vice President in the ordinary course of business in a manner consistent with past practice, (iv) increases in compensation or benefits required pursuant to any Misonix employee benfit plan in effect on the date of the merger agreement, (v) increases to total target cash opportunities (i.e., annual base salary or wage rates and target annual cash bonus opportunities) in amounts that are in the ordinary course of business in a manner consistent with past practice, and (vi) any other actions set forth in Misonix’s disclosure schedule;

•

except in the ordinary course of business, amend or terminate (except for terminations pursuant to the expiration of the existing term of any material contract or lease) certain material contracts or material property leases or waive, release or assign any materials rights under any material contracts or material property leases;

•

make (except for elections made in the ordinary course of business), change or revoke any tax election, change any tax accounting period or method of tax accounting, amend any material tax return if such amendment would reasonably be expected to result in a material tax liability, settle or compromise any material liability for taxes or any tax audit, claim, or other proceeding relating to a material amount of taxes, enter into any agreement with a governmental entity relating to taxes if such agreement would reasonably be expected to result in a material tax liability, request any tax ruling from any governmental entity, surrender any right to claim a material refund of taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes;

•

other than consignment of Misonix products in the ordinary course of business, make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Misonix’s disclosure schedule, unless such expenditures by Misonix and its subsidiaries do not, in the aggregate, exceed such budget by more than $200,000;

•

settle or compromise any litigation, claim, suit, action or proceeding, except for (a) the payment, discharge or satisfaction, in the ordinary course of business in a manner consistent with past practice, of liabilities reflected or reserved against in the most recent balance sheet of Misonix, or (b) those that do not (i) impose any injunctive relief on Misonix or any of its subsidiaries, (ii) involve the payment of money greater than $250,000 in excess of existing insurance coverage, and (c) do not include an admission of liability or fault on the part of Misonix or any of its subsidiaries;

•	materially reduce insurance coverage or fail to renew material existing insurance policies;

•	(a) amend any permits in a manner that adversely impacts Misonix’s ability to conduct its business in any material respect or terminate or allow to lapse any material permits;

•

except in connection with any transaction between Misonix and any of its wholly owned subsidiaries or among any of its wholly owned subsidiaries, issue, sell, grant or otherwise permit to become outstanding any additional shares of its capital stock or other equity interests, any securities convertible into or exchangeable for any such shares, or any options, warrants or rights to acquire any such shares, other than (a) shares of Misonix common stock issuable upon exercise of Misonix outstanding stock options or the vesting of Misonix RSUs, or (b) pursuant to the ESPP and (to the extent not already covered), Misonix’s equity incentive plans, in the ordinary course of business consistent with past practice and in accordance with the merger agreement’s terms;

•

directly or indirectly repurchase, redeem or otherwise acquire any shares of Misonix’s or any of its subsidiaries’ capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Misonix’s or any of its subsidiaries’ capital stock or equity interests, except (a) shares of Misonix common stock repurchased from employees or consultants or former employees or consultants pursuant to the exercise of repurchase rights existing prior to the date of the merger agreement, or (b) shares of Misonix common stock accepted as payment for the exercise price of options to purchase Misonix common stock pursuant to Misonix’s stock incentive plan or for withholding taxes incurred in connection with the exercise, vesting or settlement of Misonix stock options or Misonix RSUs, as applicable, in accordance with the terms of the applicable award;

•	change any methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

•	enter into any contract or agreement that would constitute a material contract or material property lease;

•

except as expressly required by applicable law or Misonix’s organizational documents, convene (a) any special meeting of Misonix stockholders, other than the Misonix special meeting to be held in connection with the transactions contemplated by the merger agreement, or (b) any other meeting of Misonix stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the transactions contemplated by the merger agreement;

•

enter into any agreement, understanding or arrangement with respect to the voting of any of Misonix’s capital stock or other equity interests (including any voting trust), other than with respect to awards under Misonix’s equity plans otherwise permitted under the merger agreement or in connection with the granting of revocable proxies in connection with any meeting of Misonix stockholders;

•

adopt a plan of (a) complete or partial liquidation of Misonix or any of its subsidiaries or (b) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (b), transactions between Misonix’s wholly owned subsidiaries;

•

fail to make any issuance, renewal, maintenance and other payments that become due with respect to any of Misonix’s material registered intellectual property or otherwise abandon, cancel or permit to lapse any material Misonix’s material registered intellectual property, other than in its reasonable business judgment or in the ordinary course of business consistent with past practice, or authorize the disclosure to any third party of any material trade secret in a way that results in loss of trade secret protection, other than in the ordinary course of business consistent with past practice; or

•	authorize, approve, enter or commit to do any of the foregoing.

Bioventus has also agreed that, except as may be required by applicable laws, as expressly permitted or required by the merger agreement, as set forth in Bioventus’s disclosure schedule, or unless Misonix approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), Bioventus will not, and will not permit its subsidiaries to:

•

amend its, merger sub I’s or merger sub II’s organizational documents in a manner that would be adverse in any material respect to the holders of Misonix common stock (after giving effect to the mergers);

•

split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of Bioventus’s capital stock or other equity interests, except for any such transaction involving only wholly owned subsidiaries of Bioventus;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) on any shares of its capital stock, except dividends or distributions may be paid by any wholly owned subsidiary of Bioventus to Bioventus or to another wholly owned subsidiary of Bioventus;

•

acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (a) any other entity, (b) any equity interest in any other entity (other than investments in equity securities that constitute short term investments that are accounted for as cash equivalents), (c) any business or division or another entity; (d) any assets material to Misonix and subsidiaries of Misonix, taken as a whole, except in each case, (i) acquisitions by Bioventus from any of its wholly owned subsidiaries or among any of its wholly owned subsidiaries, (ii) the purchase of equipment, supplies and inventory in the ordinary course of business, (iii) inbound licenses of intellectual property in the ordinary course of business, or (iv) acquisitions that in each case would not reasonably be expected to (1) result in the holders of Misonix common stock having different rights and privileges than holders of Bioventus class A common stock following the consummation of the mergers, (2) materially delay, materially imped or prevent the consummation of the transactions contemplated by the merger agreement or (3) result in the failure of any of the conditions to closing set forth in the merger agreement to be satisfied prior to the end date;

•	liquidate (completely or partially), dissolve or adopt a plan or resolution providing for any of the foregoing, in each case, with respect to Bioventus, merger sub I or merger sub II; or

•	authorize, approve, enter or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

Except as expressly permitted by the merger agreement and described under “—No Change of Recommendation—Permitted Change of Recommendation—Superior Proposal” and “—No Change of Recommendation—Permitted Change of Recommendation—Intervening Event,” Bioventus and Misonix have agreed that neither Bioventus nor Misonix, nor any of their respective subsidiaries, will, and that they must cause their and their respective subsidiaries’ representatives not, directly or indirectly:

•

solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any person (other than, in the case of Misonix, Bioventus or in the case of Bioventus, Misonix, or its respective affiliates and representatives) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined below) (provided, however, that Bioventus or Misonix, as applicable, receiving such acquisition proposal, and its representatives, may refer the person making such proposal or offer to the provisions of the merger agreement and make inquiries of a person making an acquisition proposal involving such party (and its representatives) to solely clarify the terms of such acquisition proposal for the purpose of the Bioventus board or the Misonix board, as applicable, informing itself about such acquisition proposal);

•

furnish any information regarding Bioventus or Misonix, as applicable, receiving such acquisition proposal, or of its subsidiaries (other than to the other party and its subsidiaries), or afford access to such party’s or its subsidiaries’ representatives, books, records or property, in each case, in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal;

•

engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person (other than, in the case of Bioventus, Misonix, or in the case of Misonix, Bioventus, or its respective representatives) with respect to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (provided, however, that each party and its representatives may refer the person making such proposal or offer to the provisions of the merger agreement and make inquiries of a person making such acquisition proposal to solely clarify the terms of such acquisition proposal for the purpose of the Bioventus board or the Misonix board, as applicable, informing itself about such acquisition proposal);

•

approve, adopt, recommend, agree to or enter into, or publicly propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any acquisition proposal; or

•

resolve or agree to do any of the foregoing; provided, however, that, notwithstanding anything to the contrary contained in the merger agreement, prior to obtaining the applicable required stockholder approval, Bioventus and Misonix, as applicable, and its respective representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any person (including its representatives and financing sources and their representatives) that has made a bona fide written acquisition proposal after the date of the merger agreement that did not result from any breach of the foregoing restrictions by Bioventus or Misonix, their subsidiaries, or any of their representatives, if:

(i) prior to taking any such action, the Bioventus board or the Misonix board, as applicable, receiving such acquisition proposal determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal either constitutes a superior proposal (as defined below) or would reasonably be expected to lead to a superior proposal; and

(ii) prior to providing any information regarding Bioventus or Misonix or any of their respective subsidiaries, as applicable, to such third party in response to such acquisition proposal, Bioventus or Misonix, as applicable, receives from such third party (or there is then in effect with such third party) an executed confidentiality agreement with nondisclosure provisions at least as restrictive of such third party as the non-disclosure agreement with Bioventus or Misonix, as applicable, and that does not prohibit compliance of Bioventus or Misonix, as applicable, with the merger agreement’s non-solicitation provisions.

Prior to or substantially concurrently with providing any non-public information to such third party, Bioventus or Misonix, as applicable, must make such non-public information available to the other party (to the extent such non-public information has not been previously made available by such party to the other party). Bioventus or Misonix, as applicable, must promptly (and in any event within 48 hours) inform the other party if such party furnishes non-public information and/or enters into discussions or negotiations as provided for in the non-solicitation provisions of the merger agreement and must keep the other party reasonably informed, on a current basis (and, in any event, within 48 hours), of the status and material terms of any acquisition proposal (including any material changes to the material terms thereof) and the status of any material discussions and negotiations with respect thereto.

If Bioventus or Misonix, as applicable, receives an acquisition proposal (or notice from any person that it intends to make an acquisition proposal) or any inquiry or request for information with respect to an acquisition proposal or that is reasonably likely to lead to an acquisition proposal, then Bioventus or Misonix, as applicable, must promptly (and in no event later than 48 hours after its receipt of such acquisition proposal or request) notify the other party in writing of such acquisition proposal or request (which notification must include the identity of the person making or submitting such request or acquisition proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed agreements relevant to such transaction, and Bioventus or Misonix, as applicable, must thereafter keep the other party reasonably informed, on a current basis (and, in any event, within 48 hours), of the status of such acquisition proposal, including informing such other party of any material change to the terms of such acquisition proposal, and the status of any negotiations, including any change in its intentions as previously notified.

Promptly following the execution and delivery of the merger agreement (and in any event within 24 hours after the execution and delivery of the merger agreement), Bioventus or Misonix, as applicable, must, and must cause each of its subsidiaries and must instruct their respective representatives to, promptly cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any person (other than the other party and its representatives) relating to any acquisition proposal made prior to the date of the merger agreement and any access any such persons may have to any physical or electronic data room relating to any potential acquisition proposal. Bioventus or Misonix, as applicable, must not, and must cause its affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Bioventus or Misonix, or any of their respective affiliates, as applicable, is a party, unless the failure to take such action would reasonably be expected to be inconsistent with the Bioventus or Misonix board’s (as applicable) fiduciary duties to Bioventus or Misonix (as applicable) and its stockholders under applicable laws.

Any violation of the restrictions contained in the non-solicitatoin provisions of the merger agreement by any of the subsidiaries or any representatives of Bioventus or Misonix, as applicable, or any of its respective subsidiaries will be deemed to be a breach of the non-solicitation provisions in the merger agreement by such party.

An “acquisition proposal” means any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of, in the case of Bioventus, Misonix or any of its affiliates, or in the case of Misonix, Bioventus or any of its affiliates) contemplating or otherwise relating to an acquisition transaction (as defined below).

An “acquisition transaction” means any transaction or series of related transactions (other than the mergers) involving:

•	any merger, consolidation, amalgamation, business combination, joint venture, reorganization or other similar transaction involving Bioventus or Misonix, as applicable;

•

any transaction (i) in which any person or “group” (as defined in the Exchange Act) of persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of Bioventus or Misonix, as applicable; or (ii) in which Bioventus or Misonix, as applicable, or any of its subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of Bioventus or Misonix, as applicable (after giving effect to such transaction);;

•

any sale, exchange, transfer, acquisition or disposition of 20% or more of the consolidated assets (including equity securities of respective subsidiaries) Bioventus and its subsidiaries, or of Misonix and its subsidiaries, as applicable, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any subsidiary of Bioventus or Misonix, as applicable) that constitute or account for 20% or more of the consolidated net revenues or net income of Bioventus and its subsidiaries, or of Misonix and its subsidiaries, as applicable, taken as a whole;

•

any tender offer or exchange offer that if consummated would result in any person or “group” (as defined in the Exchange Act) of persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 20% or more of the voting power of Bioventus or Misonix, as applicable; or

•

any combination of the foregoing types of transactions if the sum of the percentage of the voting power of Bioventus or Misonix, as applicable, or of the consolidated net revenues, net income or assets of Bioventus and its subsidiaries or of Misonix and its subsidiaries, as applicable, taken as a whole, involved is 20% or more.

A “superior proposal” means any bona fide, unsolicited written acquisition proposal made to Bioventus or Misonix, as applicable, after the date of the merger agreement that: (a) if consummated, would result in any person or “group” (as defined in the Exchange Act) of persons (other than the other party) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of the other party, or (ii) 50% or more of the outstanding total voting power of the equity securities of the other party; and (b) the other party’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Bioventus board or the Misonix board, as applicable, reasonably considers in good faith to be appropriate and relevant, including the financial, legal, timing, likelihood of consummation, confidentiality, regulatory, financing and other aspects of such acquisition proposal would be more favorable to the holders of shares of common stock of Bioventus or Misonix, as applicable, from a financial point of view than the transactions contemplated by the merger agreement (after giving effect to any revisions to the terms of the merger agreement that is accepted by the other party would be legal binding on Bioventus or Misonix, as applicable, in response to such acquisition proposal pursuant to the merger agreement).

No Change of Recommendation

Bioventus and Misonix have agreed that, except as otherwise set forth in the merger agreement, neither the Bioventus board nor the Misonix board, nor any respective committee thereof, will:

•

withhold, withdraw, modify, amend or qualify (or publicly propose to do so), in a manner adverse to Bioventus, Merger Sub I and Merger Sub II, on the one hand, or to Misonix, on the other hand, the Misonix board’s required recommendation to Misonix stockholders to adopt the merger agreement, which is referred to as the “Misonix recommendation”, or the Bioventus board’s required recommendation to Bioventus stockholders to approve the share issuance, which is referred to as the “Bioventus recommendation”, as applicable or fail to include the Misonix recommendation or Bioventus recommendation, as applicable, in the joint proxy statement/prospectus;

•	approve, recommend or declare advisable (or publicly propose to do so) any acquisition proposal;

•

fail to publicly announce, within ten business days after a tender offer or exchange offer relating to the equity securities of Bioventus or Misonix, as applicable, have been commenced by any third party (and in no event later than one business day prior to the date of the Misonix special meeting or the Bioventus special meeting, as applicable, as either may be postponed or adjourned pursuant to this merger agreement), a statement disclosing that the Misonix board or the Bioventus board, as applicable, recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position in respect of the acceptance of any such tender offer or exchange offer as of the end of such period will constitute a failure to publicly announce that such board of directors recommends rejection of such tender or exchange offer);

•

if requested by the other party, fail to issue, within ten business days after an acquisition proposal is publicly announced (and in no event later than one business day prior to the date of the Misonix special meeting or the Bioventus special meeting, as applicable, as it may be postponed or adjourned pursuant to the merger agreement), a press release reaffirming the Misonix recommendation or the Bioventus recommendation, as applicable, provided, further, that in no event will Misonix or Bioventus, as applicable, or its board of directors, be obligated to publicly reaffirm the Misonix recommendation or the Bioventus recommendation, as applicable, on more than one occasion with respect to each such publicly announced acquisition proposal or on more than one occasion with respect to each publicly announced material modification thereof (any action described in the foregoing being referred to as a “change in recommendation”);

•

cause or permit Bioventus or Misonix, as the case may be, to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with the merger agreement) contemplating or relating to an acquisition transaction;

•	take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any acquisition proposal or counterparty thereto; or

•	publicly propose to do any of the foregoing.

Permitted Change of Recommendation—Superior Proposal

However, Misonix, at any time prior to its stockholders voting on the Misonix merger proposal, and Bioventus, at any time prior to its stockholders voting on the Bioventus share issuance proposal, may make a change of recommendation related to an acquisition proposal and authorize termination of the merger agreement if and only if Bioventus or Misonix, as applicable, receives from a third party a bona fide written acquisition proposal that has not been withdrawn and that did not result from a breach of the merger agreement’s non-solicitation provisions, if, prior to making such change of recommendation and/or authorizing termination of the merger agreement to concurrently enter into a definitive agreement with respect to such acquisition proposal:

•

the recipient’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal constitutes a superior proposal and that failure to take such action would reasonably be expected to be inconsistent with the recipient’s board of directors’ fiduciary duties to its stockholders under applicable laws;

•

the recipient delivers to the other party a written notice at least four business days in advance stating that the recipient’s board of directors intends to make a change of recommendation, which notice must include the identity of the person making such acquisition proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

•

during such four business day period, if requested by the other party, the recipient engages in good faith negotiations with the other party regarding a possible amendment of the merger agreement so that the acquisition proposal that is the subject of the notice regarding a superior proposal ceases to be a superior proposal; and

•

after the expiration of the negotiation period described above and in a manner that would be binding upon Misonix, on the one hand, and Bioventus, Merger Sub I and Merger Sub II on the other, as applicable, if accepted by the other party, the Misonix board or the Bioventus board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor, after taking into account any amendments to the merger agreement that the other party has committed in writing to make as a result of the negotiations contemplated above, that such acquisition proposal continues to constitute a superior proposal, provided, that if there is any change to any of the financial terms or any other material terms of such acquisition proposal, the acquisition proposal’s recipient will, in each case, be required to deliver to the other party an additional notice consistent with that described above and a new negotiation period consistent with that described above will commence (except that the original four business day notice period referred to above must instead be equal to the longer of (i)

11:59 p.m. New York City time on the second business day immediately following the receiving party’s receipt of such notice, and (ii) the period remaining under the original four business day notice period above), during which time Misonix or Bioventus, as applicable, will be required to comply with the requirements of the merger agreement anew with respect to such additional notice (but substituting the time periods therein with the foregoing two business day period). The actions of the applicable board of directors making a determination that an acquisition proposal constitutes a superior proposal and its authorizing and providing the notices to the other party required by the merger agreement will not in and of itself, constitute a change in recommendation or a violation of the merger agreement.

Permitted Change of Recommendation—Intervening Event

In addition, Misonix, at any time prior to its stockholders voting on the Misonix merger proposal, and Bioventus, at any time prior to its stockholders voting on the Bioventus share issuance proposal, may make a change of recommendation if an intervening event (as defined below) arises and prior to making such change of recommendation:

•

the Misonix board or the Bioventus board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor, that, in light of such intervening event, a failure to effect a change of recommendation would reasonably be expected to be inconsistent with such board of directors’ fiduciary duties to Misonix or Bioventus, as applicable, and its stockholders under applicable laws;

•

less than four business days prior to the making of such change in recommendation, Misonix or Bioventus, as applicable, receives a written notice from the other party confirming that the applicable board of directors intends to effect such change in recommendation, specifying the reasons therefor in reasonable detail;

•

during such four business day period, if requested by the other party, the party experiencing the intervening event engages in good faith negotiations with the other party to amend the merger agreement in such a way that obviates the need for the applicable board of directors to effect a change of recommendation; and

•

after the expiration of such four business day period, the board of directors of the party experiencing the intervening event determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to the merger agreement that the other party has committed in writing to make a result of such negotiations contemplated by the clause above and in a manner that would be binding on such other party if accepted by the party experiencing the intervening event, that in light of such intervening event, a failure to effect a change of recommendation would reasonably be expected to be inconsistent with such board of directors’ fiduciary duties to its stockholders under applicable laws, even if such changes committed to in writing were to be given effect.

The actions of the applicable board of directors making a determination that an intervening event has occurred and the applicable party’s authorizing and providing the notices to the other party required by the merger agreement will not in and of itself constitute a change in recommendation or a violation of the merger agreement.

An “intervening event” means any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, that arises following the date of the merger agreement that (a) was neither known to nor reasonably foreseeable by the Misonix board or the Bioventus board, as applicable, as of the date of the merger agreement (or, if known to or reasonably foreseeable by such board of directors, the consequences of which were neither known to nor reasonably foreseeable by such board of directors as of the date of the merger agreement) and (b) is material to Bioventus and any of its subsidiaries or Misonix and any of its subsidiaries, as applicable, taken as a whole, and (c) is not related to:

•	an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof;

•

in each case in and of itself, any changes in the market price or trading volume of the Bioventus class A common stock or Misonix common stock, as applicable, or the fact that Bioventus or Misonix, as applicable, meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (except that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant the other bullet points); or

•	any event, condition or circumstance related to Bioventus and any of its subsidiaries or Misonix and any of its subsidiaries, as applicable.

Special Meetings

Bioventus and Misonix must take all actions necessary under applicable laws and each party’s organizational documents to, in consultation with the other party as promptly as reasonably practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is declared effective by the SEC (and in any event within 45 days thereafter to the extent legally permitted), to, in the case of Bioventus, convene the Bioventus special meeting to vote on the Bioventus share issuance proposal, in the case of Misonix, convene the Misonix special meeting to vote on (a) a proposal to adopt the merger agreement, (b) a proposal for a non-binding, advisory vote of Misonix stockholders to approve certain compensation that may become payable to Misonix’s named executive officers in connection with the completion of the mergers, and (c) an adjournment proposal. Except as described above with respect to a change in recommendation, Bioventus and Misonix must use reasonable best efforts to solicit proxies in favor of their respective proposals and will not submit any other proposal to its stockholders in connection with the applicable special meeting without the prior written consent of the other party. Each of Misonix and Bioventus, in consultation with the other party, must set a record date for determining the persons entitled to notice of, and to vote at, the applicable special meeting.

Bioventus and Misonix may not postpone or adjourn the Bioventus special meeting and the Misonix special meeting, as applicable, unless the other party provides its prior written consent, other than:

•

to the extent reasonably necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus which the Bioventus board or the Misonix board, as applicable, has determined in good faith, after consultation with the other party and its outside counsel, is required by applicable law is disclosed to Bioventus or Misonix stockholders, as applicable, and promptly disseminated to such stockholders within a reasonable amount of time (as determined by such board of directors in good faith after consultation with its outside counsel) prior to the applicable special meeting;

•	if required by applicable law or a request from the SEC or its staff; or

•

if, as of the time for which the Bioventus special meeting or the Misonix special meeting, as applicable, is scheduled, there are insufficient shares of Bioventus class A common stock or Misonix common stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at such special meeting.

In addition, Bioventus or Misonix may, and if the other party so requests at any time, must, postpone or adjourn the Bioventus special meeting or the Misonix special meeting, as applicable, in order to solicit additional proxies in favor of the Bioventus share issuance proposal or Misonix merger proposal, as applicable, if on the date for which such special meeting is scheduled, there would be insufficient votes to obtain approval of such proposal, whether or not a quorum is present. In such case, except where the Bioventus board or the Misonix board, as applicable, has made a change in recommendation, Bioventus or Misonix, as applicable, must use reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of such proposal as soon as reasonably practicable.

However, without Bioventus’ or Misonix’s consent, as applicable, or except as may be required by applicable laws or a request from the SEC or its staff, no single adjournment or postponement may be for more than ten business days, and, subject to certain exceptions, all such adjournments and postponements together may not postpone the Bioventus or Misonix special meeting, as applicable, for more than twenty business days.

Bioventus and Misonix must also use reasonable best efforts to initially hold their respective special meetings on the same date or, if notwithstanding such efforts, the other party’s special meeting is held on a date prior, as promptly as reasonably practicable following the date of the other party’s special meeting. Upon request of Bioventus or Misonix (which may not exceed one request per day), the other party must, during the ten business days prior to the date of such other party’s special meeting, advise the requesting party as to the aggregate number of shares of such other party’s common stock entitled to vote at such other party’s special meeting for which proxies have been received by such other party with respect to the required stockholder approval of such other party and the number of such proxies authorizing the holder thereof to vote in favor of the required stockholder approval of such other party.

Regulatory Approvals

Under the merger agreement, Bioventus, Merger Sub I, Merger Sub II and Misonix have each agreed to cooperate with each other and use (and cause any of their respective subsidiaries to use) reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to the closing to be satisfied as promptly as reasonably practicable (and in any event no later than the end date) and to consummate the mergers, including to obtain (and to cooperate with each other in obtaining) the regulatory approvals described above as promptly as reasonably practicable (and in any event no later than the end date), subject to the limitations described below.

However, Bioventus will not be required to do any of the following in order to obtain any regulatory approval or otherwise to consummate the mergers: (a) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (b) grant any non-exclusive license, accept any operational restrictions or take or commit to any actions which restrictions or actions would limit Bioventus’ or any of its affiliates’ freedom of action, in each case with respect to assets, licenses, product lines, operations or businesses of Bioventus, Misonix or either’s respective subsidiaries that, individually or in the aggregate, would reasonably be expected to have (i) an effect that results in a material adverse effect on the results of operations of Misonix and its subsidiaries, taken as a whole, or (ii) an effect that results in a material adverse effect on the results of operations of Bioventus and its subsidiaries (taken as a whole), but for purposes of determining whether an effect is or would be materially adverse to the results of operations of Bioventus and its subsidiaries, taken as a whole, Bioventus and its subsidiaries, taken as a whole, will be deemed to be the same size (in operations and from a financial point of view) as Misonix and its subsidiaries, taken as a whole. Notwithstanding anything to the contrary contained in the merger agreement, without the prior written consent of Bioventus, neither Misonix nor any of its subsidiaries or affiliates may grant or offer to grant any accommodation or concession (financial or otherwise) to any third party in connection with seeking or obtaining its consent to the transactions contemplated by the merger agreement.

In furtherance and not in limitation of the covenants of the parties contained in the provisions regarding regulatory approvals in the merger agreement, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the merger agreement as violative of any antitrust law, each of Bioventus and Misonix must use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement.

Access to Information

Subject to certain limitations, prior to the effective time, each of Bioventus and Misonix must afford the other party and its representatives reasonable access, during normal business hours upon prior notice, to Bioventus’ or

Misonix’s, as applicable, and its subsidiaries’ personnel, properties, contracts, filings with governmental entities, books and records and, during such period, must furnish promptly to the other party all available information concerning Bioventus’ or Misonix’s, as applicable, business as the other party may reasonably request.

Consents of Merger Sub I and Merger Sub II; Vote of Bioventus

During the period from the date of the merger agreement through the earlier of the effective time or the date of termination of the merger agreement, Merger Sub I and Merger Sub II must not engage in any activities of any nature except as provided in or contemplated by the merger agreement.

Bioventus must ensure that each of Merger Sub I and Merger Sub II duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of such entity under the merger agreement, and Bioventus will be jointly and severally liable with each of Merger Sub I and Merger Sub II for the due and timely performance and satisfaction of each such covenant, obligation and liability.

Immediately following the execution of the merger agreement, Bioventus must execute and deliver, in accordance with the DGCL and DLLCA, as applicable, and in its capacity as the sole stockholder of Merger Sub I and sole member of Merger Sub II, a written consent adopting the merger agreement on behalf of Merger Sub I and Merger Sub II respectively.

Publicity

Bioventus and Misonix must consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to the merger agreement or the mergers and may not issue any such public announcement or statement prior to such consultation, except as may be required by applicable law or by Nasdaq rules and regulations (in which event Bioventus or Misonix, as applicable, must endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement in advance, and must give due consideration to all reasonable additions, deletions or changes suggested thereto). Notwithstanding the foregoing:

•

each of Bioventus and Misonix may make public announcements concerning the merger agreement or the merger that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by Bioventus and/or Misonix in compliance with the publicity provisions of the merger agreement;

•

each of Bioventus and Misonix may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such public statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Bioventus and/or Misonix in compliance with the publicity provisions of the merger agreement;

•	Misonix need not consult with Bioventus in connection with any public announcement or statement to be made with respect to any acquisition proposal; and

•	Bioventus and Misonix need not consult with the other party in connection with any public announcement or, statement to be made with respect to any change of recommendation.

Employee Benefits Matters

For twelve months following the effective time, Bioventus will provide, or will cause to be provided, to (i) each employee of Misonix and its subsidiaries who continues employment with Bioventus or its subsidiaries with (a) an annual base salary or base wage rate that is, and (b) a target annual cash opportunity that, taken together with the annual base salary or base wage rate provided to such employee is, in each case, no less favorable than provided to each such employee immediately prior to the effective time and (ii) each such employee with employee welfare and retirement benefits (excluding any benefits under any defined benefit pension plan or post-retirement medical plan) that are substantially comparable or more favorable in the aggregate to those provided to such continuing employee by Misonix and its subsidiaries immediately prior to the effective time to at least those provided to similarly situated employees of Bioventus, except to the extent such recognition would result in the duplication of benefits.

Bioventus will provide service credit to continuing Misonix employees for purposes of determining eligibility to participate, vesting and accrual and level of benefits with respect to Bioventus benefit plans. For its welfare benefit plans, Bioventus will use commercially reasonable efforts to (a) waive limitations on preexisting conditions, exclusions and waiting periods for continuing Misonix employees, other than as are already in effect and have not been satisfied or waived prior to the effective time, and (b) credit annual deductibles, co-payments and out-of-pocket maximums paid under Misonix benefit plans during the applicable plan year, except to the extent such recognition would result in the duplication of benefits.

If requested by Bioventus not less than ten business days before the closing date, the Misonix board (or the appropriate committee thereof) must adopt resolutions and take such corporate action as is reasonably necessary to terminate Misonix’s 401(k) plan, effective as of the day prior to the closing date. In the event that Bioventus requests that Misonix’s 401(k) plan be terminated, (i) Misonix must provide Bioventus with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable prior review and comment by Bioventus) not later than the day preceding the closing date and (ii) following the Second Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of Misonix’s 401(k) plan, to the extent that Bioventus requests that Misonix seek such determination letter, the assets thereof will be distributed to the participants, and Bioventus must permit such continuing employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) to Bioventus’ 401(k) plan, in the form of cash, in an amount equal to the full account balance (including any promissory notes) distributed to such Misonix continuing employees from Misonix’s 401(k) plan.

Certain Tax Matters

Bioventus, Merger Sub I, Merger Sub II and Misonix intend to report and, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, will report, for U.S., state and other relevant tax purposes, the mergers as a “reorganization” within the meaning of Section 368(a) of the Code, which is referred to as the “intended tax treatment.” Each of Bioventus, Merger Sub I, Merger Sub II and Misonix will use reasonable best efforts to cause the merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the mergers from qualifying, for the intended tax treatment. The merger agreement is intended to constitute a “plan of reorganization” for purposes of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which each of Bioventus and Misonix are parties under Section 368(b) of the Code.

Each of Bioventus, Merger Sub I, Merger Sub II and Misonix will use commercially reasonable efforts to obtain from Jones Day or other nationally recognized tax counsel reasonably acceptable to Misonix any opinions and disclosures required to be filed with the SEC in connection with the registration of the applicable Form S-4, including the appropriate officers of Bioventus, Merger Sub I, Merger Sub II and Misonix executing and delivering to the tax opinion counsel certificates setting forth certain representations and assumptions.

Misonix must use commercially reasonable efforts to cooperate with Bioventus and its affiliates to cause any subsidiary of Misonix that is treated as a corporation for U.S. federal income tax purposes to merge into Misonix LLC (as the surviving limited liability company of the second merger), which merger will be effective after the Second Effective Time and occur, at Bioventus’ sole discretion, on the closing date after the closing or after the closing date. However, no officer or employee of Misonix or its subsidiaries will be obligated to execute documents prior to the closing for purposes of effecting any such merger, and Misonix and its subsidiaries may not be obligated to make or have be effective any tax elections or tax filings in connection therewith prior to the closing.

Indemnification; Directors’ and Officers’ Insurance

For at least six years following the Second Effective Time:

•

Bioventus and Misonix as the surviving limited liability company must indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of Misonix or any of its subsidiaries, any person who becomes a director or officer of Misonix or any of its subsidiaries prior to the effective time and any current or former director of officer of Misonix or any of its subsidiaries who is, was or at any time prior to the effective time does serve as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan at the request of or for the benefit of Misonix or any of its subsidiaries (which individuals are referred to as the “indemnified parties”) to the fullest extent permitted by applicable laws; and

•

Misonix as the surviving limited liability company must maintain in effect the provisions in the organizational documents of Misonix and each of its subsidiaries and other agreements of Misonix or any of its subsidiaries with any indemnified party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers, and directors or other fiduciaries and advancement of expenses that are in existence on the date of the merger agreement (including acts or omissions in connection with the approval of the merger agreement and the consummation of the mergers and the related transactions) and set forth in Misonix’s disclosure schedule, and no such provision may be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time without the consent of such indemnified party.

Furthermore, for at least six years following the Second Effective Time, Bioventus and Misonix as the surviving limited liability company must maintain in effect Misonix’s existing directors’ and officers’ liability insurance policy (or a comparable replacement policy), which is referred to as the “D&O Policy”, for claims arising from facts or events that occurred at or prior to the effective time (including with respect to the approval of the merger agreement and the consummation of the mergers) and covering each of Misonix’s current directors and officers on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of the merger agreement. However, in no event will Bioventus or Misonix as the surviving limited liability company be required to expend in any one year an amount in excess of 300% of the current annual premium paid by Misonix for such insurance, and if the premium for such insurance exceeds such 300% allowance, then Bioventus and Misonix must purchase a policy with the greatest comparable coverage available not exceeding such allowance. However, in lieu of the foregoing obligation, Misonix may, or if Misonix is unable to, Bioventus may on its behalf, purchase, prior to the effective time, a six- year “tail” prepaid policy on the D&O Policy with an annual cost not exceeding such 300% of the current annual premium paid by Misonix for such insurance. Each of the indemnified parties or other persons who are beneficiaries under the D&O Policy or such “tail” policy (and, after the death of any of the foregoing persons, such person’s heirs and representatives) are intended to be third party beneficiaries of the merger agreement’s indemnification provisions, with full rights of enforcement as if a party thereto. Notwithstanding anything in the merger agreement to the contrary, if any indemnified party notifies Bioventus on or prior to the sixth anniversary of the effective time of a matter in respect of which such person may seek indemnification pursuant to the provisions regarding the D&O Policy in the merger agreement, the provisions of the merger agreement that require Bioventus and Misonix (as the surviving limited liability company) to indemnify and advance expenses must continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

Financing of the Mergers

From the date of the merger agreement, Misonix must, and must cause its subsidiaries and their respective representatives to, provide such cooperation as is reasonably requested by Bioventus, is reasonably and customarily necessary in connection with the contemplated debt financing in connection with the mergers (for which Bioventus has, prior to the date of the merger agreement, provided to Misonix an accurate and complete copy of the relevant executed debt commitment letter) and is customarily provided for issuers in financings of the type contemplated by such debt commitment letter, pursuant to which, upon the terms and subject only to the conditions therein, the debt financing sources party thereto have agreed to lend the amounts set forth therein. Subject to customary limitations and exceptions, such cooperation includes using commercially reasonable efforts to, among other things:

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furnish to Bioventus certain customary financial information with respect to the Misonix and its subsidiaries as is necessary for Bioventus to prepare the customary bank information memoranda, lender presentations, rating agency presentations and other similar customary documents, and to assist Bioventus in the preparation thereof;

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provide Bioventus with requested information that is required in connection with the financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations;

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deliver, or cause the applicable Company Subsidiary to deliver, necessary prepayment and/or termination notices in accordance with the terms of each of existing credit facilities of Misonix and its subsidiaries;

•	execute and deliver credit agreements and to reasonably facilitate the pledging of collateral and the provision of guarantees in respect of the financing; and

•	cause members of the senior management of Misonix and its representatives and advisors to participate in meetings, conference calls, roadshows and presentations with prospective lenders and investors.

From the date of the merger agreement, Bioventus shall use its reasonable best efforts to, among other things:

•	maintain the effect of the debt commitment letter;

•	negotiate definitive financing agreements on the terms set forth in the debt commitment letter; and

•	satisfy the conditions in the debt commitment letter on a timely basis and consummate the financing contemplated thereby.

If the financing contemplated by the debt commitment letter becomes unavailable, Bioventus shall as promptly as practicable following the occurrence thereof use its reasonable best efforts to obtain substitute financing.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to coordination with respect to litigation relating to the mergers, the listing of Bioventus class A common stock and the delisting of shares of Misonix common stock from Nasdaq and the deregistration of Misonix under the Exchange Act (which are described under “The Merger—Listing of Bioventus Common Stock; Delisting and Deregistration of Misonix Common Stock”), reporting requirements under Section 16 of the Exchange Act, resignations of Misonix directors, termination of Misonix’s credit facilities and handling of any applicable antitakeover or similar statutes.

Conditions to the Completion of the Mergers

The obligations of each of Bioventus and Misonix to complete the mergers are subject to the satisfaction or waiver, as of the closing, of each of the following conditions:

•

the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part must have become effective in accordance with the provisions of the Securities Act, no stop order may have been issued by the SEC and remain in effect with respect to the Form S-4 and no proceedings for that purpose may have been commenced or threatened in writing by the SEC and not withdrawn;

•	approval by Misonix stockholders of the Misonix merger proposal must have been obtained;

•	approval by Bioventus stockholders of the Bioventus share issuance proposal must have been obtained;

•

any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the mergers for any period of time) applicable to the consummation of the mergers under the HSR Act must have expired or been terminated by the relevant governmental entity, and there must be no pending agreement between Bioventus and any governmental entity not to close;

•

the shares of Bioventus class A common stock to be issued pursuant to the first merger, including the shares of Bioventus class A common stock to be issued upon the exercise of converted Misonix stock options and upon vesting of converted Misonix RSUs, must have been approved for listing (subject to notice of issuance) on Nasdaq; and

•

no law or order preventing, enjoining or making illegal the consummation of the mergers may have been entered, issued or adopted by any court of competent jurisdiction or other governmental entity of competent jurisdiction and remain in effect (any such law or order is referred to as a “relevant legal restraint”).

The obligation of Bioventus to complete the mergers is subject to the satisfaction or waiver, by Bioventus as of the closing, of each of the following conditions:

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Misonix’s representations and warranties regarding the numbers of its issued, reserved for issuance and/or outstanding capital stock or other equity interests must have been true and accurate, other than de minimis inaccuracies, at and as of the date of the merger agreement, and must be true and accurate, other than de minimis inaccuracies, at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will only be required to be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time);

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Misonix’s representations and warranties regarding (a) Misonix’s organization and good standing, (b) capitalization (other than regarding its capital stock as described in the preceding bullet), (c) corporate authority and approval, (d) Misonix’s required stockholder approval, (e) non-violation of Misonix’s or its subsidiaries’ organizational documents, (f) takeover statutes and (g) any broker, finder or investment banker fees must have been true and accurate in all material respects at and as of the date of the merger agreement and must be true and accurate in all material respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will only be required to be so true and accurate in all material respects as of such particular date or period of time), without giving effect to any materiality or material adverse effect qualifications contained therein;

•

Misonix’s remaining representations and warranties must have been true and accurate in all respects at and as of the date of the merger agreement and must be true and accurate in all respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will only be required to be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate has not constituted or resulted in or would not reasonably be expected to constitute or result in, a material adverse effect, without giving effect to any materiality or material adverse effect qualifications contained therein (provided, that if there has been, from the date of the most recent company balance sheet provided by Misonix to Bioventus pursuant to the merger agreement through the date of the merger agreement, any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect to Misonix, such fact, event, change, effect circumstance, occurrence or development will be given effect);

•	Misonix’s covenants required to be complied with or performed at or prior to the closing must have been complied with and performed in all material respects;

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since the date of the merger agreement, there must not have occurred any effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect for Misonix; and

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Bioventus must have received a certificate, dated as of the closing date and executed by the Chief Executive Officer or Chief Financial Officer of Misonix, confirming that the conditions described in the preceding five bullets have been satisfied.

The obligation of Misonix to complete the mergers are subject to the satisfaction or waiver, by Misonix as of the closing, of each of the following conditions:

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Bioventus’ representations and warranties regarding the numbers of its issued, reserved for issuance and/or outstanding capital stock or other equity interests must have been true and accurate, other than de minimis inaccuracies, at and as of the date of the merger agreement and must be true and accurate, other than de minimis inaccuracies, at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will only be required to be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time);

•

Bioventus’ representations and warranties regarding (a) Bioventus’, Merger Sub I’s and Merger Sub II’s organization and good standing, (b) capitalization (other than regarding its capital stock as described in the preceding bullet), (c) corporate authority and approval, (d) Bioventus’ required stockholder approval, (e) non-violation of Bioventus’ or its subsidiaries’ organizational documents and (e) any broker, finder or investment banker fees must have been true and accurate in all material respects at and as of the date of the merger agreement and will only be required to be true and accurate in all material respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will only be required to be so true and accurate in all material respects as of such particular date or period of time), without giving effect to any materiality or material adverse effect qualifications contained therein;

•

Bioventus’ remaining representations and warranties must have been true and accurate in all respects at and as of the date of the merger agreement and will only be required to be true and accurate in all respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all respects as of such particular date or period of time), except as, individually or in the aggregate, has not constituted or resulted in or would not reasonably be expected to constitute or result in, a material adverse effect, without giving effect to any materiality or material adverse effect qualifications contained therein (provided, that if there has been, from the date of the most recent company balance sheet provided by Bioventus to Misonix pursuant to the merger agreement through the date of the merger agreement, any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect to Misonix, such fact, event, change, effect circumstance, occurrence or development will be given effect);

•	Bioventus’ covenants required to be complied with or performed at or prior to the effective time must have been complied with and performed in all material respects;

•

since the date of the merger agreement, there must not have occurred any effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect for Bioventus;

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Misonix must have received a certificate, dated as of the closing date and executed by the Chief Executive Officer or Chief Financial Officer of Bioventus, confirming that the conditions described in the preceding five bullets have been satisfied; and

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Misonix must have received an opinion from Jones Day or other nationally recognized tax counsel reasonably acceptable to Misonix, dated as of the closing date, to the effect that the mergers qualify for a “reorganization” within the meaning of Section 368(a) of the Code at a level of comfort at least equivalent to the corresponding tax opinion provided by such tax opinion counsel in the registration statement contained in Form S-4.

Termination of the Merger Agreement

The merger agreement may be terminated:

•	by mutual written consent of Bioventus and Misonix at any time prior to the effective time;

•

by either Bioventus or Misonix, if the merger has not been consummated at or prior to 11:59 p.m. New York City time on January 31, 2022, which is referred to as the “end date” (however, if all of the conditions to closing have been satisfied or waived or are capable of being satisfied at the relevant time other than any conditions to closing that cannot be satisfied or waived due to a relevant legal restraint involving antitrust laws, the end date will be automatically extended to 11:59 p.m. on March 31, 2022), provided, that a party will not be permitted to terminate the merger agreement pursuant to this provision if the material breach by such party (or any affiliate of such party) of any of such party’s obligation under the merger agreement will have materially contributed to the failure of the closing to have occurred on or before the end date;

•

by either Bioventus or Misonix at any time prior to the effective time if a relevant legal restraint permanently preventing, enjoining or making illegal the consummation of the mergers will have become final and non-appealable; provided, that the party seeking to terminate the merger agreement will have used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint in accordance with the merger agreement;

•

by Bioventus at any time prior to Misonix obtaining its required stockholder approval, if the Misonix board has made a change in recommendation or Misonix has willfully breached in any material respect the covenants applicable to it regarding non-solicitation, special meetings and changes in recommendation;

•

by Misonix at any time prior to Bioventus obtaining its required stockholder approval, if (a) the Bioventus board has made a change in recommendation, (b) Bioventus has willfully breached in any material respect the covenants applicable to it regarding non-solicitation, special meetings and changes in recommendation or (c) if Bioventus has materially breached its representations and warranties regarding financing and solvency under the merger agreement or its covenants regarding financing and financing cooperation under the merger agreement (collectively referred to as the “financing requirements”) and (i) any such breach of the financing requirements is not cured by the earlier of the end date or prior to the twentieth business day after Misonix gives written notice of such breach to Bioventus, (ii) all of the conditions, the satisfaction or waiver of which would be necessary to trigger the obligation of Bioventus to consummate the mergers (not including the condition related to the certificate to be provided by Misonix), have been satisfied and continue to be satisfied (other than those conditions that by their nature cannot be satisfied other than at the closing), (iii) Misonix has irrevocably committed in a written notice delivered to Bioventus following the expiration of the cure period specified above that Misonix is ready, willing and able to consummate the transactions contemplated by the merger agreement; provided, however, that, with respect to such conditions and Misonix’s readiness, willingness and ability to consummate the transactions contemplated by the merger agreement, any such condition will be deemed satisfied if the failure of such condition resulted primarily from (1) any action or inaction by Bioventus, Merger Sub I or Merger Sub II, or (2) Bioventus’ breach of the financing requirements, and (iv) Bioventus, Merger Sub I or Merger Sub II fails to consummate the transactions contemplated by the merger agreement by the earlier of the end date or within two business days following the written notice delivered by Misonix to Bioventus following the expiration of the cure period specified above;

•

by Misonix, if prior to obtaining its required stockholder approval, (a) the Misonix board will have authorized Misonix to enter into a definitive agreement relating to a superior proposal in material compliance with the merger agreement and (b) substantially concurrently with the termination of the merger agreement, Misonix enters into the definitive agreement relating to a superior proposal and pays Bioventus the applicable termination fee pursuant to the merger agreement;

•

by either Bioventus or Misonix, if the approval by Misonix stockholders of the Misonix merger proposal has not been obtained after a vote on approval of such proposal has been taken at the Misonix special meeting (including any postponement or adjournment thereof);

•

by either Bioventus or Misonix, if the approval by Bioventus stockholders of the Bioventus share issuance proposal has not been obtained after a vote on approval of such proposal has been taken at the Bioventus special meeting (including any postponement or adjournment thereof);

•

by Bioventus (i) if any of Misonix’s representations and warranties contained in the merger agreement are inaccurate such that the conditions to closing would not be satisfied or (ii) if Misonix has breached any covenant in the merger agreement and such breach (a) would result in the failure of a condition to closing, provided, that if an inaccuracy in any of Misonix’s representations and warranties or a breach of a covenant of Misonix is curable by Misonix by the end date and Misonix is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Bioventus may not terminate the merger agreement under this paragraph on account of such inaccuracy or breach unless such inaccuracy or breach remains uncured for a period of thirty business days commencing on the date that Misonix receives written notice of such inaccuracy or breach from Bioventus; provided, further, that Bioventus will not have the right to terminate the merger agreement pursuant to this paragraph if Bioventus is then in breach of any of its representations, warranties or agreements contained in the merger agreement, which breach would give rise to the failure of a condition to closing; or

•

by Misonix if: (i) any of Bioventus’, Merger Sub I’s or Merger Sub II’s representations and warranties contained in the merger agreement are inaccurate such that the conditions to closing would not be satisfied; or (ii) any of Bioventus’ covenants contained in the merger agreement will have been breached such that the conditions to closing would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Bioventus’, Merger Sub I’s or Merger Sub II’s representations and warranties or a breach of a covenant of Bioventus is curable by Bioventus by the end date and Bioventus is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Misonix may not terminate the merger agreement under this paragraph on account of such inaccuracy or breach unless such inaccuracy or breach remains uncured for a period of thirty business days commencing on the date that Bioventus receives written notice of such inaccuracy or breach from Misonix; provided, further, that Misonix will not have the right to terminate the merger agreement pursuant to this paragraph if Misonix is then in breach of any of its representations, warranties or agreements contained in the merger agreement, which breach would give rise to the failure of a condition to closing.

Termination Fees

Misonix Termination Fee

Misonix will be obligated to pay to Bioventus a termination fee of $20,661,000 in cash if the merger agreement is terminated:

•

(a) by Misonix if prior to obtaining its required stockholder approval, (i) the Misonix board has authorized Misonix to enter into a definitive agreement relating to a superior proposal and (ii) substantially concurrently with the termination of the merger agreement, Misonix enters into the definitive agreement relating to a superior proposal, (b) by Bioventus at any time prior to Misonix obtaining its required stockholder approval, if the Misonix board has made a change in recommendation or Misonix has willfully breached in any material respect any covenant applicable to it regarding non-solicitation, special meetings and changes in recommendation, or (c) by either Bioventus or Misonix (x) if the merger has not been consummated on or prior 11:59 p.m. New York City time on the end date and at the end date all of the conditions to Misonix’s obligations to consummate the transactions other than receipt of its required stockholder approval have been satisfied, or are capable of satisfaction had the closing occurred on the end date, or (y) due to the failure of Misonix to obtain approval by Misonix stockholders of the Misonix merger proposal, in each of the previous cases under (c) above, at a time when Bioventus would have been entitled to terminate the merger agreement pursuant to (b) above; and

•

(a) by either Bioventus or Misonix, if the approval by Misonix stockholders of the Misonix merger proposal has not been obtained after a vote on approval of such proposal has been taken at the Misonix special meeting, (b) by Bioventus (i) if any of Misonix’s representations and warranties contained in the merger agreement are inaccurate such that the conditions to closing would not be satisfied or (ii) if Misonix has breached any covenant in the merger agreement and such breach would result in the failure of a condition to closing, or (c) by either Bioventus or Misonix, if the merger has not been consummated on or prior 11:59 p.m. New York City time on the end date and at the end date all of the conditions to Misonix’s obligations to consummate the transactions other than receipt of its required stockholder approval have been satisfied, or are capable of satisfaction had the closing occurred on the end date, at a time when the merger agreement could have been terminated pursuant to (a) or (b) above, and: (x) at or prior to the Misonix special meeting (in the case of a termination pursuant to (a) above), or at or prior to the time of the applicable breach by Misonix (in the case of a termination pursuant to (b) above), any person must have publicly announced an intention to make an acquisition proposal involving Misonix, or such an acquisition proposal must have been publicly disclosed, publicly announced, commenced, submitted or made and must not have been publicly withdrawn without qualification at least five business days prior to the date of the Misonix special meeting, in the case of a termination pursuant to (a) above, or the time of such breach, in the case of a termination pursuant to (b) above; and (ii) on or prior to the date that is twelve months following the termination of the merger agreement, either (A) an acquisition transaction involving Misonix is consummated or (B) a definitive agreement relating to such an acquisition transaction is entered into by Misonix and the transaction contemplated thereby is subsequently consummated (it being understood that, for purposes of this clause (B), each reference to 20% in the definition of “acquisition transaction” above will be deemed to be a reference to 50%).

The termination fee will be payable by Misonix only once and not in duplication even if the termination fee may be payable by Misonix pursuant to more than one of the circumstances described above.

Bioventus Termination Fee

Bioventus will be obligated to pay to Misonix a termination fee of $20,661,000 in cash if the merger agreement is terminated:

•

(a) by Misonix at any time prior to Bioventus obtaining its required stockholder approval, if (i) the Bioventus board has made a change in recommendation, (ii) Bioventus has willfully breached in any material respect the covenants applicable to it regarding non-solicitation, special meetings and changes in recommendation or (iii) if Bioventus has materially breached the financing requirements, (b) by either Bioventus or Misonix (x) if the merger has not been consummated on or prior to close of business on the end date or (y) if the approval by Bioventus stockholders of the Bioventus share issuance proposal has not been obtained after a vote on approval of such proposal has been taken at the Bioventus special meeting, in each of the previous cases under (b) above, at a time when Misonix would have been entitled to terminate the merger agreement pursuant to (a) above; and

•

(a) by either Bioventus or Misonix, if the approval by Bioventus stockholders of the Bioventus share issuance proposal has not been obtained after a vote on approval of such proposal has been taken at the Bioventus special meeting, (b) by Misonix if: (i) any of Bioventus’, Merger Sub I’s or Merger Sub II’s representations and warranties contained in the merger agreement are inaccurate such that the conditions to closing would not be satisfied; or (ii) any of Bioventus’ covenants contained in the merger agreement will have been breached such that the conditions to closing would not be satisfied or (c) by either Bioventus or Misonix, if the merger has not been consummated on or prior 11:59 p.m. New York City time on the end date, at a time when the merger agreement could have been terminated pursuant to (a) or (b) above, and: (x) at or prior to the Bioventus special meeting (in the case of a termination pursuant to (a) above), or at or prior to the time of the applicable breach by Bioventus (in the case of a termination pursuant to (b) above), any person must have publicly announced an intention to make an acquisition proposal involving Bioventus, or such an acquisition proposal must have been publicly disclosed, publicly announced, commenced, submitted or made and may not have been publicly withdrawn without qualification at least five business days prior to date of the Bioventus special meeting, in the case of a termination pursuant to (a) above, or the time of such breach, in the case of a termination pursuant to (b) above, and (y) on or prior to the date that is twelve months following the termination of the merger agreement, either (A) an acquisition transaction involving Bioventus is consummated or (B) a definitive agreement relating to such an acquisition transaction is entered into by Bioventus and the transaction contemplated thereby is subsequently consummated (it being understood that, for purposes of this clause (B), each reference to 20% in the definition of “acquisition transaction” above will be deemed to be a reference to 50%).

A termination fee will be payable by Bioventus only once and not in duplication even if the termination fee may be payable by Bioventus pursuant to more than one of the circumstances described above.

Post-Termination Liability

Except in the case of fraud or in the case of intentional and material breach of the merger agreement, if a party receives a termination fee, then the receipt of the termination fee will be the receiving party’s sole and exclusive remedy against the paying party, its affiliates and its and their respective representatives in connection with the merger agreement.

Amendment and Waiver

The merger agreement may be amended at any time prior to the effective time by an instrument in writing signed on behalf of each of the parties to the merger agreement, except that:

•

if the Bioventus share issuance proposal is approved, no amendment may be made which by applicable law or Nasdaq regulation requires further approval of Bioventus stockholders without the further approval of such Bioventus stockholders; and

•

if the Misonix merger proposal is approved, no amendment may be made which by applicable law or Nasdaq regulation requires further approval of Misonix stockholders without the further approval of such Misonix stockholders.

Except as otherwise provided in the merger agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition therein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver will not be applicable or have any effect except in the specific instance in which it is given. No failure on the part of any party to exercise any power, right, privilege or remedy under the merger agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the merger agreement, will operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Assignment

The merger agreement is not assignable by any party to the merger agreement, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties thereto.

Third-Party Beneficiaries

Bioventus, Merger Sub I, Merger Sub II and Misonix have agreed that their respective representations and warranties set forth in the merger agreement are solely for the benefit of the other parties thereto, in accordance with and subject to the merger agreement’s terms. The merger agreement is not intended to, and does not, confer upon any person other than Bioventus, Merger Sub I, Merger Sub II and Misonix and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement, except with respect to certain provisions (i) after the Second Effective Time, relating to payment of the merger consideration, any cash in lieu of fractional shares of Bioventus class A common stock, and any dividends or other distributions, which provisions inure to the benefit of, and are enforceable by, holders of Misonix common stock and Misonix equity awards as of immediately prior to the effective time to the extent necessary to receive the consideration and amount due to such persons thereunder, (ii) regarding indemnification of directors and officers of Misonix and (iii) intended for the benefit of certain entities that are debt financing sources in connection with the mergers.

The representations and warranties in the merger agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the merger agreement without notice or liability to any other person.

Jurisdiction; Specific Performance

Each of Bioventus, Merger Sub I, Merger Sub II and Misonix has consented to the exclusive personal jurisdiction of the Delaware Court of Chancery (or if the Delaware Court of Chancery does not have jurisdiction, any federal court within the State of Delaware) in any legal actions or proceedings relating to the merger agreement or any of the transactions contemplated thereby.

Each of Bioventus, Merger Sub I, Merger Sub II and Misonix has also agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed or were threatened to be not performed, or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, and in addition to any other remedy that each may be entitled to, Bioventus, Merger Sub I, Merger Sub II and Misonix have agreed that each will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement (except that Misonix, its subsidiaries and respective representatives will not be able to seek specific performance in relation to the proposed debt financing in connection with the mergers). Each of Bioventus, Merger Sub I, Merger Sub II and Misonix has also irrevocably waived any requirement for the securing or posting of any bond in connection with such injunctions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On June 28, 2021, Bioventus, Misonix, Merger Sub I and Merger Sub II, entered into a merger agreement. The mergers contemplated by the merger agreement will be implemented through the merger of Merger Sub I with and into Misonix, with Misonix becoming a wholly owned subsidiary of Bioventus, the first merger. Misonix will then merge with and into Merger Sub II with Merger Sub II as the surviving limited liability company and will be Bioventus’ wholly owned subsidiary, the second merger.

On February 16, 2021, Bioventus closed an Initial Public Offering (IPO) and the net proceeds were used to purchase membership interests from BV LLC. Bioventus is the sole managing member and owns 72.2% of BV LLC. Bioventus has a majority economic interest, the sole voting interest in, and controls the management of BV LLC. As a result, Bioventus consolidates the financial results of BV LLC and reports a non-controlling interest representing the 27.8% interest not held by Bioventus. Bioventus’ amended and restated certificate of incorporation and the Bioventus LLC agreement requires that Bioventus and BV LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by Bioventus and the number LLC interests owned by Bioventus. As a result, after the second merger Bioventus will contribute the Merger Sub II assets to BV LLC resulting in Bioventus owning 79.0% of BV LLC and a non-controlling interest of 21.0%.

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the estimated effects of the Bioventus IPO, the mergers and the financing required to complete the mergers (together, the Pro Forma Transactions). The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2020 and for six months ended July 3, 2021 combines the historical consolidated statements of operations of Bioventus and Misonix, giving effect to the Pro Forma Transactions assuming they took place on January 1, 2020. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Bioventus and Misonix as of July 3, 2021 and June 30, 2021, respectively, giving effect to the Pro Forma Transactions assuming they took place on July 3, 2021.

The pro forma balance sheet data and pro forma statement of operation data have been prepared utilizing period ends that differ by more than 93 days, as permitted by Regulation S-X. Because Bioventus’ fiscal year end is December 31 and Misonix’s fiscal year end is June 30, the pro forma balance sheet data utilizes Misonix’s audited consolidated balance sheet as of June 30, 2021. The pro forma statement of operations data for the fiscal year ended December 31, 2020 were determined by adding Misonix’s audited consolidated statement of operations for the fiscal year ended June 30, 2020, subtracting Misonix’s unaudited condensed consolidated statement of operations for the six months ended December 31, 2019 and adding Misonix’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2021. The consolidated statement of operations of Misonix for the six months ended July 3, 2021 were determined by adding Misonix’s audited consolidated statement of operations for the fiscal year ended June 30, 2021 and subtracting Misonix’s unaudited condensed consolidated statement of operations for the six months ended December 31, 2020.

The unaudited pro forma condensed combined financial statements are based on, and should be read in conjunction with the historical audited consolidated financial statements of each of Bioventus and Misonix as of and for the year ended December 31, 2020 and June 30, 2021, respectively, as well as the Bioventus unaudited consolidated condensed financial statements for the three and six months ended July 3, 2021 and June 27, 2020 which are included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the mergers occurred as of the dates indicated, nor is it meant to be indicative of any future consolidated financial position or future results of operations that Bioventus will experience. The unaudited pro forma condensed combined financial statements combine the historical consolidated statements of Bioventus and Misonix for the period on a pro forma basis along with the Pro Forma Transactions, summarized below. The pro forma adjustments included in the accompanying unaudited pro forma condensed combined financial statements are based on currently available data and assumptions that management of Bioventus believes are reasonable.

Unaudited pro forma condensed combined balance sheet

As of July 3, 2021

(Dollar amounts in thousands)

	Historical Bioventus	Historical Misonix	Merger Adjustments			Financing Adjustments			Noncontrolling Interest Adjustment			Pro Forma
		(Note 3)	(Note 6)			(Note 7)			(Note 8)
Assets
Current assets:
Cash and cash equivalents	$136,065	$31,046	$(244,204)	(a	)	$179,248	(a	)	$—			$102,155
Restricted cash	2,003	—	—			—			—			2,003
Accounts receivable, net	102,029	11,350	—			—			—			113,379
Inventory	34,020	15,752	5,662	(b	)	—			—			55,434
Prepaid and other current assets	15,943	1,119	—			25			—			17,087

Total current assets	290,060	59,267	(238,542)			179,273			—			290,058

Property and equipment, net	8,960	9,253	—			—			—			18,213
Goodwill	52,135	108,235	47,041	(c	)	—			—			207,411
Intangible assets, net	257,848	20,530	424,470	(d	)	—			—			702,848
Operating lease assets	17,669	1,289	—			—			—			18,958
Deferred tax assets	481	—	—			—			—			481
Investments and other assets	19,483	286	(129)	(e	)	327	(c	)	—			19,967

Total assets	$646,636	$198,860	$232,840			$179,600			$—			$1,257,936

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,881	$4,487	$—			$—			$—			$14,368
Accrued liabilities	105,246	11,185	1,097	(f	)	—			—			117,528
Accrued equity-based compensation	10,875	—	—			—			—			10,875
Current portion of long-term debt	15,000	1,250	(1,250)	(g	)	12,338	(b	)	—			27,338
Current portion of contingent consideration	13,220	—	—			—			—			13,220
Other current liabilities	3,964	5,770	(5,199)	(h	)	—			—			4,535

Total current liabilities	158,186	22,692	(5,352)			12,338			—			187,864

Long-term debt, less current portion	166,084	39,346	(39,346)	(g	)	168,569	(b	)	—			334,653
Deferred income taxes	48,410	73	108,388	(n	)	—			—			156,871
Contingent consideration, less current portion	30,421	—	—			—			—			30,421
Other long-term liabilities	24,171	1,549	—			—			—			25,720

Total liabilities	427,272	63,660	63,690			180,907			—			735,529

Commitments and contingencies

Preferred stock	—	—	—			—			—			—
Class A common stock	41	2	16	(i	)	—			—			59
Class B common stock	16	—	—			—			—			16
Additional paid-in capital	146,199	188,983	123,056	(i	)	—			(106,784)	(a	)	351,454
Accumulated deficit	(5,167)	(53,785)	46,078	(j	)	(1,307)	(d	)	—			(14,181)
Accumulated other comprehensive income	468	—	—			—			—			468

Total stockholders’ equity attributable to Bioventus	141,557	135,200	169,150			(1,307)			(106,784)			337,816
Noncontrolling interest	77,807	—	—			—			106,784	(a	)	184,591

Total stockholders’ equity	219,364	135,200	169,150			(1,307)			—			522,407

Total liabilities and stockholders’ equity	$646,636	$198,860	$232,840			$179,600			$—			$1,257,936

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited pro forma condensed combined statement of operations

For the year ended December 31, 2020

(Dollar amounts in thousands, except unit/share and per unit/share data)

	Historical BV LLC	Historical Misonix	Offering adjustments			Merger adjustments			Financing Adjustments			Noncontrolling Interest Adjustment			Pro Forma
		(Note 3)	(Note 5)			(Note 6)			(Note 7)			(Note 8)
Net sales	$321,161	$67,608	$—			$—			$—			$—			$388,769
Cost of sales (including depreciation and amortization)	87,642	19,967	—			27,939	(b (d (k	) ) )	—			—			135,548

Gross profit	233,519	47,641	—			(27,939)			—			—			253,221
Selling, general and administrative expense	193,078	55,395	8,044	(a	)	24,512	(k (m	) )	1,307	(d	)	—			282,336
Research and development expense	11,202	5,276	781	(a	)	337	(k	)	—			—			17,596
Restructuring costs	563	—	—			—			—			—			563
Depreciation and amortization	7,439	4,198	—			(1,779)	(d	)	—			—			9,858

Operating income (loss)	21,237	(17,228)	(8,825)			(51,009)			(1,307)			—			(57,132)
Interest expense (income)	9,751	3,563	(644)	(b	)	(3,563)	(l	)	1,418	(e	)	—			10,525
Other income	(4,428)	(9)	—			—			—			—			(4,437)

Other expense (income)	5,323	3,554	(644)			(3,563)			1,418			—			6,088

Income (loss) before income taxes	15,914	(20,782)	(8,181)			(47,446)			(2,725)			—			(63,220)
Income tax expense (benefit)	1,192	(414)	745	(c	)	(16,677)	(n	)	(683)	(f	)	—			(15,837)

Net income (loss)	14,722	(20,368)	(8,926)			(30,769)			(2,042)			—			(47,383)
Loss attributable to noncontrolling interest	1,689	—	—			—			—			9,087	(b	)	10,776

Net income (loss) attributable to equity holders	$16,411	$(20,368)	$(8,926)			$(30,769)			$(2,042)			$9,087			$(36,607)

Net income attributable to equity holders	$16,411
Accumulated unpaid preferred distribution	(6,133)
Net income allocated to participating shareholders	(5,895)

Net income attributable to Bioventus common unit holders	$4,383

Net income (loss) per unit/share—basic and diluted	$0.89	$(1.19)										(Note 9)			$(0.61)

Weighted-average units/shares used to compute net income (loss) per unit/share	4,900,000	17,044,744										(Note 9)			60,125,824

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited pro forma condensed combined statement of operations

For the six months ended July 3, 2021

(Dollar amounts in thousands, except share and per share data)

	Historical Bioventus			Historical Misonix	Offering adjustments			Merger adjustments			Financing Adjustments			Noncontrolling Interest Adjustment			Pro Forma
				(Note 3)	(Note 5)			(Note 6)			(Note 7)			(Note 8)
Net sales	$191,594			$38,032	$—			$—			$—			$—			$229,626
Cost of sales (including depreciation and amortization)	55,725			11,013	—			11,119	(d (k	) )	—			—			77,857

Gross profit	135,869			27,019	—			(11,119)			—			—			151,769
Selling, general and administrative expense	103,736			28,642	23,454	(a	)	(1,544)	(k	)	—			—			154,288
Research and development expense	5,783			2,810	1,865	(a	)	(68)	(k	)	—			—			10,390
Change in fair value of contingent consideration	641			—	—			—			—			—			641
Depreciation and amortization	3,777			2,236	—			(831)	(d	)	—			—			5,182
Impairment of variable interest entity assets	5,674			—	—			—			—			—			5,674

Operating income (loss)	16,258			(6,669)	(25,319)			(8,676)			—			—			(24,406)
Interest (income) expense	(1,195)			1,731	2,774	(b	)	(1,731)	(l	)	1,239	(e	)	—			2,818
Other expense (income)	2,064			(302)	—			—			—			—			1,762

Other expense	869			1,429	2,774			(1,731)			1,239			—			4,580

Income (loss) before income taxes	15,389			(8,098)	(28,093)			(6,945)			(1,239)			—			(28,986)
Income tax expense (benefit)	1,641			132	(4,823)	(c	)	(3,900)	(n	)	(310)	(f	)	—			(7,260)

Net income (loss)	13,748			(8,230)	(23,270)			(3,045)			(929)			—			(21,726)
Loss attributable to noncontrolling interest	7,062			—	—			—			—			1,809	(b	)	8,871

Net income (loss) attributable to stock holders	$20,810			$(8,230)	$(23,270)			$(3,045)			$(929)			$1,809			$(12,855)

Net loss per share—basic and diluted	$(0.12)	(a	)	$(0.48)										(Note 9)			$(0.21)

Weighted-average shares used to compute net loss per share	41,802,840			17,226,190										(Note 9)			60,125,824

(a)

Bioventus per share information for the six months ended July 3, 2021 represents loss per share of Class A common stock and weighted-average shares of Class A common stock outstanding from February 16, 2021 through July 3, 2021, the period following Bioventus Inc.’s IPO and related transactions described in the Bioventus 2020 Annual Report on Form 10-K.

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Notes to condensed combined consolidated financial statements

(Amounts in thousands, except unit, share, per unit and per share data)

1. Description of the mergers

The merger agreement includes two mergers. After the first merger, each share of Misonix common stock issued and outstanding (Misonix Shares) immediately prior to the second merger will be converted into the right to receive $28.00 per share (Cash Election Shares) or 1.6839 shares of fully paid and non-assessable Bioventus Class A common stock. If the settlement of the Cash Election Shares exceeds the maximum amount of cash consideration per share of $10.50 or $182.8 million, then a portion of the Cash Election Shares will be settled in Bioventus Class A common stock (Bioventus Shares).

In the mergers, Bioventus will assume each outstanding and unexercised option held by a Misonix employee to purchase shares of Misonix common stock (Assumed Options), which will be converted into and exchangeable for options to Bioventus Shares according to the option exchange ratio as defined in the merger agreement (Exchange Ratio). In the mergers, each outstanding option to purchase Misonix Shares will be cancelled and terminated without any payment. No fractional shares will be issued in connection with the mergers and Bioventus will pay cash in lieu of any such fractional shares. For option holders which are not a Misonix employee, Bioventus will settle each outstanding and unexercised option to purchase Misonix Shares in cash.

2. Basis of presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments irrespective of whether or not such adjustments is deemed to be recurring.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, with Bioventus as the accounting acquirer. Under the acquisition method of accounting, the Misonix identifiable assets acquired, and liabilities assumed are recognized and measured as of the acquisition date at fair value, defined in ASC 820, Fair Value Measurement, and added to those of Bioventus.

Financial statements of Bioventus issued after the completion of the mergers may be different than the estimated values included in this unaudited pro forma condensed combined financial information. The financial statements of Bioventus issued after the completion of the mergers will not be retroactively restated to reflect the historical financial position or results of operations of Misonix. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the mergers at the then-current share prices, which will likely result in a purchase price that is different from the amount assumed in these unaudited pro forma condensed combined financial statements (see Note 4 Estimated preliminary merger consideration and preliminary purchase price allocation).

Under ASC 805, acquisition-related transaction costs (such as advisory, legal, valuation, other professional fees) are included in the unaudited pro forma condensed combined statement of operations. Such costs will be expensed in the historical consolidated statement of operations in the period incurred.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers unrelated to the company in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Bioventus may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect the intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that others, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The allocation of the merger consideration for the mergers depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the merger consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the mergers could differ materially from the preliminary allocation of purchase consideration. The final valuation will be based on the actual net tangible and intangible assets of Misonix existing immediately after the mergers. The final valuation may materially change the allocation of the merger consideration, which could materially affect the fair values assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed combined financial information.

The pro forma adjustments represent Bioventus management’s best estimates and are based upon currently-available information and certain assumptions that Bioventus management believes are reasonable under the circumstances.

The unaudited pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the mergers been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

There were no material transactions between Bioventus and Misonix during the periods presented in the unaudited pro forma condensed combined financial statements.

3. Accounting policies and reclassification adjustments

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in Bioventus’ consolidated financial statements as of and for the year ended December 31, 2020. Based on Bioventus management’s assessment to date, the accounting policies of Misonix are similar in all material respects to Bioventus’ accounting policies.

Upon consummation of the mergers, Bioventus management will perform a comprehensive review of Misonix’s accounting policies. The combined company may, as a result, identify additional differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined consolidated financial statements.

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of Misonix are recognized and measured as of the acquisition date at fair value and added to those of Bioventus. The determination of fair value used in the transaction accounting adjustments presented herein.

Misonix’s fiscal year end is June 30 while Bioventus’ is December 31. Bioventus management utilized Misonix financials as filed with the SEC to prepare financial information for the six months ended July 3, 2021 and the twelve months ended December 31, 2020. In addition, certain reclassifications have been made to amounts in the historical consolidated financial information of Misonix to conform to the Bioventus’ financial statement presentation, including reclassifying the following:

	Historical as of June 30, 2021	Reclassifications	As of June 30, 2021
Assets
Total current assets	$59,267	$—	$59,267
Property, plant and equipment, net	9,253	—	9,253
Patents, net	790	(790)	—
Goodwill	108,235	—	108,235
Intangible assets, net	19,740	790	20,530
Lease right-of-use assets	1,289	—	1,289
Other assets	286	—	286

Total assets	$198,860	$—	$198,860

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$4,487	$—	$4,487
Accrued liabilities	—	11,185	11,185
Accrued expenses and other current liabilities	11,185	(11,185)	—
Current portion of lease liabilities	571	(571)	—
Current portion of notes payable	6,449	(5,199)	1,250
Other current liabilities	—	5,770	5,770

Total current liabilities	22,692	—	22,692

Non-current liabilities:
Notes payable	39,346		39,346
Lease liabilities	763	(763)	—
Deferred tax liabilities	73		73
Other non-current liabilities	786	763	1,549

Total liabilities	63,660	—	63,660
Total shareholders’ equity	135,200	—	135,200

Total liabilities and shareholders’ equity	$198,860	$—	$198,860

Twelve months ended December 31, 2020

	Historical
	For the year ended June 30, 2020	For the six months ended December 31, 2019	For the six months ended December 31, 2020	Reclassifications	For the twelve moths ended December 31, 2020
Revenue	$62,484	$30,868	$35,992	$—	$67,608
Cost of revenue	18,774	9,182	10,375	—	19,967

Gross profit	43,710	21,686	25,617	—	47,641
Selling, general and administrative expense	—	—	—	55,395	55,395
Selling expense	40,233	17,001	19,393	(42,625)	—
General and administrative expense	17,954	9,357	8,371	(16,968)	—
Research and development expense	4,916	1,859	2,219		5,276
Depreciation and amortization	—	—	—	4,198	4,198

Operating loss	(19,393)	(6,531)	(4,366)	—	(17,228)
Interest income	(91)	(24)	(4)	71	—
Interest expense	2,620	869	1,883	(71)	3,563
Other (income) loss	(6)	1	(2)	—	(9)

Other expense	2,523	846	1,877	—	3,554

Loss before income taxes	(21,916)	(7,377)	(6,243)	—	(20,782)
Income tax benefit	(4,499)	(4,085)	—	—	(414)

Net loss	$(17,417)	$(3,292)	$(6,243)	$—	$(20,368)

Six months ended July 3, 2021

	Historical
	For the year ended June 30, 2021	For the six months ended December 31, 2020	Reclassifications	For the six months ended July 3, 2021
Revenue	$74,024	$35,992	$—	$38,032
Cost of revenue	21,388	10,375	—	11,013

Gross profit	52,636	25,617	—	27,019
Selling, general and administrative expense	—	—	28,642	28,642
Selling expense	42,087	19,393	(22,694)	—
General and administrative expense	16,555	8,371	(8,184)	—
Research and development expense	5,029	2,219	—	2,810
Depreciation and amortization	—	—	2,236	2,236

Operating loss	(11,035)	(4,366)	—	(6,669)
Interest income	(10)	(4)	6	—
Interest expense	3,620	1,883	(6)	1,731
Other income	(304)	(2)		(302)

Other expense	3,306	1,877	—	1,429

Loss before income taxes	(14,341)	(6,243)	—	(8,098)
Income tax expense	132	—		132

Net loss	$(14,473)	$(6,243)	$—	$(8,230)

4. Estimated preliminary merger consideration and preliminary purchase price allocation

The estimated fair value of the merger consideration expected to be transferred on the closing date is calculated as follows based on the Misonix Shares and Bioventus closing stock price on August 26, 2021:

	Common Shares	Price per Share	Amount
Cash election consideration	17,410,045	$10.50	$182,805
Stock election consideration	18,322,984	$15.39	281,991

Merger consideration			464,796
Estimated cash to settle Misonix debt			41,994
Assumed Options			32,306
Less cash acquired			(21,587)

Total estimated preliminary merger consideration			$517,509

The merger consideration of $464.8 million will be subject to change based on the Misonix Shares at the first merger, the cash versus stock election by holders of the Misonix Shares as well as changes in the Bioventus closing stock price. Assuming the Misonix Shares remain at 17,410,045 and the cash cap of $10.50 per Misonix Shares is met the cash election consideration would remain unchanged. The value of the stock election consideration will change based on fluctuations in the market price of Bioventus common shares since the right to receive 1.6839 shares of Bioventus Shares for each Misonix Share is fixed. A 10% fluctuation in market price of Bioventus Shares would have the following potential effect on stock election consideration:

	Price per Share	Stock election consideration
As presented	$15.39	$281,991
10% increase	$16.93	$310,190
10% decrease	$13.85	$253,792

The total estimated preliminary merger consideration includes the value of the Assumed Options. The actual value of which will be subject to change based on the final Exchange Ratio which is dependent upon the underlying market price of both the Bioventus and Misonix Shares. The options were valued at $8.51 per option using a Black-Scholes valuation model with the assumptions shown in the following table:

Risk-free interest rate	0.75%
Expected dividend yield	—%
Expected stock price volatility	35.22%
Expected term of stock options	4.5
Exercise price	$7.86
Stock price of stock options granted	$15.39

The expected term of the options is estimated using the remaining time until expiration and estimated timing of exercise. Expected volatility is based on the historical volatility of Bioventus’ peers common stock. The risk-free interest rate is determined based upon a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the option.

Assuming the option Exchange Ratio remains unchanged, a 10% fluctuation in market price of Bioventus Shares would have the following potential effect on the value of the Assumed Options:

	Price per Share	Assumed Options value
As presented	$15.39	$32,306
10% increase	$16.93	$37,662
10% decrease	$13.85	$27,079

The following sets forth a preliminary allocation of the total estimated preliminary merger consideration to the identifiable tangible and intangible Misonix assets acquired and liabilities assumed based on Misonix’s consolidated balance sheet as of June 30, 2021, with the excess recorded to goodwill:

Accounts receivable	$11,350
Inventory	21,414
Prepaid and other current assets	1,119
Property and equipment	9,253
Goodwill (1)	155,276
Intellectual property	445,000
Other assets	1,446

Total assets acquired	644,858
Accounts payable and accrued liabilities	16,768
Other current liabilities	571
Deferred tax liability	108,461
Other long-term liabilities	1,549

Total liabilities assumed	127,349

Net assets acquired	$517,509

(1)

Goodwill represents the excess of merger consideration over the fair value of the underlying net assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets, goodwill will not be amortized but rather subject to annual impairment test, absent any indicators of impairment. Goodwill is attributable to planned growth in new markets and synergies expected to be achieved from the combined operations of Bioventus and Misonix. Goodwill recorded in the mergers is not expected to be deductible for tax purposes. Bioventus management is still in the process of valuing any identifiable intangible assets, to which the valuation may impact the final goodwill amount.

5. Offering adjustments

On February 16, 2021, Bioventus closed an IPO. The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the IPO:

(a)

In connection with the IPO Bioventus granted new equity-based compensation awards to certain employees and directors and launched its employee stock purchase plan. Accordingly this results in additional estimated equity compensation expense. In addition, during the six months ended July 3, 2021, in advance of the IPO, Bioventus recognized a change in fair value of accrued equity-based compensation resulting in a recovery of equity compensation expense. Adjustments to the statement of operations represents the following:

	Year Ended December 31, 2020	Six Months Ended July 3, 2021
Selling, general and administrative expense
Additional equity compensation	$8,044	$800
Change in fair value of equity awards granted prior to IPO	—	22,654

	$8,044	$23,454

Research and development expense
Additional equity compensation	$781	$124
Change in fair value of equity awards granted prior to IPO	—	1,741

	$781	$1,865

(b)

Prior to the IPO an original LLC owner owned an Equity Participation Right Unit (EPR Unit). The EPR Unit was redeemed in connection with the IPO, at which time the EPR ceased to exist and all entitlements ended. Accordingly interest expense related to the EPR unit of $0.6 million was removed for the year ended December 31, 2020. During the six months ended July 3, 2021, in advance of the IPO, Bioventus recognized a change in fair value of the EPR resulting in interest income totaling $2.8 million which was also removed.

(c)

Tax expense was adjusted to record the income tax impacts of the offering adjustments using an estimated statutory tax rate of 25.1%. This rate does not reflect the combined company’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

6. Merger adjustments

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the mergers:

(a)	Adjustment to cash represents the following:

Cash election consideration	$(182,805)
Estimated cash to settle Misonix debt	(41,994)
Cash paid for transaction costs expected to be incurred through the consummation of the transactions(1)	(19,405)

$(244,204)

(1)

Fees directly related to this filing totaling $2.2 million are estimated to be incurred by Bioventus and are recorded against APIC. $9.5 million in transaction costs are estimated to be incurred by Misonix and $7.7 million incurred by Bioventus which are included in the pro forma condensed combined statement of operations.

(b)

Adjustment to acquired inventory, which consists primarily of raw materials and finished goods, at its preliminary fair value. The preliminary fair value considers replacement cost for raw materials and for finished goods, the estimated selling price adjusted for costs of the selling effort and a reasonable profit allowance for the selling effort. Bioventus will recognize the increased value of inventory in cost of goods sold as the inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed to occur within the first year after the mergers. The cost of goods sold associated with the increased inventory value totaling $5.7 million is included in the unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2020.

(c)

Adjustment to eliminate Misonix’s historical goodwill of $108.2 million and to recognize goodwill related to the proposed Combination of $155.3 million. Goodwill is calculated as the difference between the estimated purchase price and the fair value of identifiable tangible and intangible assets acquired net of liabilities assumed. The adjustment is preliminary and subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price.

(d)

Adjustment to acquired intangible assets, consisting of intellectual property at its preliminary fair value, and the required increase to historical Misonix amortization expense to the balances below. The estimated fair value was determined using an income approach, a valuation technique that estimates the fair value of an asset based on market participant expectations of the cash flows that an asset would generate over its remaining useful life.

			Amortization Expense
	Fair value		Year ended December 31, 2020	Six months ended July 3, 2021
Acquired intangible assets(1)	$387,000	Cost of sales	$22,250	$11,125

(1)	The adjustment to amortization expense was determined using the straight line method over the estimated useful life of 20 years.

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts Bioventus will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. With other assumptions held constant, a 10% change to the fair value of acquired finite lived intangible assets would result in an increase or decrease to amortization expense of $1.9 million annually and $1.0 million for a six month period.

(e)

Adjustment to eliminate $0.1 million of historical deferred financing fee assets associated with Misonix’s historical revolving credit facility. The write-off of the deferred financing fee is recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of the write-off on the combined company’s results, the debt deferred financing fee is not included in the unaudited pro forma condensed combined statements of operations.

(f)

Adjustment to accrue for severance and change of control payments totaling $1.7 million for the certain Misonix employees partially offset by $0.4 million of accrued interest and $0.2 million of accrued exit fees associated with Misonix’s historical debt obligations.

(g)

Adjustment to extinguish Misonix’s outstanding debt obligations of $40.6 million. The cash to be paid for the extinguishment of Misonix’s outstanding debt obligations totaled $42.0 million as described in Note 4. The difference between the cash to be paid and the carrying amount represents the loss on debt extinguishment from the prepayment penalties of $0.8 million, $0.4 million in accrued interest and $0.2 million of accrued exit fees.

(h)	Adjustment to remove Misonix’s outstanding loan under the Paycheck Protection Program of $5.2 million as it is expected to be forgiven.

(i)	Adjustment to remove Misonix historical common stock and APIC, issuance of stock election consideration, as well as Assumed Options:

APIC
Elimination of historical balance(1)	$(188,983)
Issuance of stock election consideration(2)	281,972
Assumed Options(3)	32,306
Registration expenses	(2,239)

$123,056

(1)	Reflects the elimination of Misonix’s APIC balance at June 30, 2021.
(2)	Reflects the additional APIC value of the shares issued in connection with the mergers.
(3)	Reflects the fair value of the Assumed Options.

(j)	Adjustments to eliminate Misonix’s historical accumulated deficit balance and Bioventus transaction fees totaling $7.7 million.

(k)

Adjustment to share-based compensation expense for the acceleration of Misonix’s unvested stock compensation awards and awards granted to the two additional board members. These increases were partially offset by the removal of historical Misonix share-based compensation expense for each of the unaudited pro forma condensed combined statements of operations.

(l)	Adjustment to eliminate the historical interest expense associated with Misonix’s historical debt obligations for each of the unaudited pro forma condensed combined statements of operations.

(m)	Adjustment to add Misonix and Bioventus transaction costs totaling $17.2 million.

(n)

The mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code. Deferred tax liability was adjusted to reflect the estimated deferred tax impacts related to acquisition accounting adjustments primarily as a result of the step-up in fair value of intangible assets and inventory. The incremental deferred tax impacts were calculated based on the tax effect of the estimated step-up in book basis of the net assets of Misonix using an estimated statutory tax rate of 25.1%. Tax expense was adjusted to record the income tax impacts of the merger adjustments using the same rate. This rate does not reflect the combined company’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

7. Financing adjustments

In order to finance the mergers, Bioventus intends to consummate the following transactions: (i) borrowing of $262.0 million in incremental term loans as allowed in the existing Bioventus credit agreement and (ii) pay $80.0 million on the outstanding historical term loans under the existing Bioventus credit agreement (Debt Transactions). The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the financing, the proceeds of which were used in part to fund the mergers:

(a)	Adjustment to cash represents the following as of July 3, 2021:

Amounts borrowed under the Term Loan Facility	$262,000
Payment on Bioventus outstanding historical term loan	(80,000)
Cash paid for fees related to the Term Loan Facility	(2,752)

$179,248

(b)	Adjustment to debt represents the following:

Current portion of long-term debt:
Record current portion of the Term Loan Facility(1)	$12,338

Long-term debt, less current portion:
Record noncurrent portion of the Term Loan Facility(1)	$249,663
Payment on Bioventus outstanding historical term loan	(80,000)
Financing fees related to the Term Loan Facility	(1,094)

Total adjustment to long-term debt, less current portion	$168,569

(1)

Pursuant to the terms of the Term Loan Facility, Bioventus is required to repay the amounts borrowed under the Term Loan Facility and the existing debt after the $80.0 million payment in quarterly installments of 1.875% of the total principal amount through December 31, 2022 and quarterly installments of 2.5% of the total principal amount through the maturity date, at which time the remaining principal balance will be due.

(c)	Adjustment to record the new deferred financing fee asset of $0.3 million associated with the Term Loan Facility and allocated to the revolver.

(d)	Adjustment to record the financing fees not eligible for deferral totaling $1.3 million associated with the Term Loan Facility.

(e)	Adjustment to interest expense consists of the following:

	Year ended December 31, 2020	Six months ended July 3, 2021
Eliminate historical Bioventus interest expense on long-term debt	$(5,998)	$(2,332)
Interest expense on long-term debt subsequent to the Debt Transactions(1)	7,010	3,368
Increase in amortization of the original issue discount and certain deferred financing fees(2)	406	203

	$1,418	$1,239

(1)

Comprised of interest expense related to on long-term debt subsequent to the Debt Transactions. The weighted average cash interest rate, calculated including the effects of quarterly principal payment, is approximately 1.83%.

(2)

Represents the original issue discount (OID) as well as certain fees paid to third parties for their services in arranging and structuring the financing. The OID and deferred financing fees are amortized using the straight line method which approximates the effective interest method

A 0.125% change in the estimated interest rates on the variable rate indebtedness of $364.5 million at the closing of the Debt Transactions, would result in an increase or decrease in the pro forma interest expense of approximately $0.5 million for a twelve month period and $0.2 million for a six month period.

(f)

Tax expense was adjusted to record the income tax impacts of the offering adjustments using an estimated statutory tax rate of 25.1%. This rate does not reflect the combined company’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

8. Noncontrolling interest adjustments

As described in the Bioventus 2020 Annual Report on Form 10-K, following the completion of the IPO and and other transactions on February 16, 2021, Bioventus owned 72.2% of BV LLC with a noncontrolling interest of 27.8%.

The Bioventus LLC Agreement requires that Bioventus, at all times, maintain a one-to-one ratio between the number of shares of Bioventus Class A common stock issued and LLC interests owned by Bioventus. As a result, the issuance of Bioventus Class A common stock in connection with the mergers will decrease the noncontrolling interest.

The computation of the noncontrolling interest before and after the mergers are as follows:

	Before		After
	Units	Percentage	Units	Percentage
BV LLC interest held by Bioventus Inc.	41,062,652	72.2%	59,385,636	79.0%
BV LLC noncontrolling interest	15,786,737	27.8%	15,786,737	21.0%

	56,849,389	100.0%	75,172,373	100.0%

(a)	The pro forma noncontrolling interest as of July 3, 2021 is computed as follows by adjustment:

		BV LLC noncontrolling interest after mergers	Pro forma noncontrolling interest
Historical Bioventus			$77,807
Adjustments:
Investment in Misonix	$517,509
Bioventus transaction costs	(7,707)
Financing fees expensed	(1,307)

	$508,495	21.0%	106,784

			$184,591

(b)	The pro forma net loss (income) attributable to noncontrolling interest for the twelve months ended December 31, 2020 is computed as follows by adjustment:

		BV LLC noncontrolling interest	Pro forma loss (income) attributable to noncontrolling interest
Historical BV LLC loss attributable to noncontrolling interest			$1,689
Adjustments:
Historical BV LLC net income	$16,411	27.8%	(4,562)
Offering adjustments	$(8,926)	27.8%	2,481
Historical Misonix net loss	$(20,368)	21.0%	4,277
Merger adjustments	$(30,769)	21.0%	6,461
Financing adjustments	$(2,042)	21.0%	429

			9,086

Pro forma loss attributable to noncontrolling interest			$10,775

(c)	The pro forma net loss (income) attributable to noncontrolling interest for the six months ended July 3, 2021 is computed as follows by adjustment:

		BV LLC noncontrolling interest	Pro forma loss (income) attributable to noncontrolling interest
Historical Bioventus loss attributable to noncontrolling interest			$7,062
Adjustments:
Historical BV LLC net income prior to IPO	$25,977	27.8%	(7,222)
Offering adjustments	$(23,270)	27.8%	6,469
Historical Misonix net loss	$(8,230)	21.0%	1,728
Merger adjustments	$(3,045)	21.0%	639
Financing adjustments	$(929)	21.0%	195

			1,809

Pro forma loss attributable to noncontrolling interest			$8,871

9. Combined company earnings per share information

The following table sets forth the computation of basic and diluted pro forma loss per share of the combined company’s Class A common stock:

	Year ended December 31, 2020	Six months ended July 3, 2021
Numerator for basic and diluted earnings per share calculation:
Pro forma net loss	$(47,383)	$(21,726)
Pro forma loss attributable to noncontrolling interest	10,776	8,871

Pro forma net loss attributable to the combined company	$(36,607)	$(12,855)

Denominator for basic and diluted earnings per share calculation:
Weighted-average Bioventus’ outstanding common stock(1)	41,802,840	41,802,840
Common stock issued in connection with the mergers	18,322,984	18,322,984

Pro forma weighted average shares (basic and diluted)	60,125,824	60,125,824

Pro forma net loss per share—basic and diluted	$(0.61)	$(0.21)

(1)	Weighted-average shares of Bioventus Class A common stock outstanding, basic and diluted as of July 3, 2021.

Shares of Bioventus Class B common stock do not share in the losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted losses per share of Class B common stock under the two-class method has not been presented.

The potential shares of Bioventus common stock that were excluded from the computation of diluted net loss per share attributable to combined company common stockholders for the periods presented, because including them would have been anti-dilutive, are as follows:

BV LLC noncontrolling interest (1)	15,786,737
Stock options	8,398,979
Restricted stock units	951,911
Unvested shares of Class A common stock	34,698

Total	25,172,325

(1)	Class A Shares reserved for future issuance upon redemption or exchange of LLC interests not held by Bioventus.

DESCRIPTION OF BIOVENTUS’ BUSINESS

Initial public offering and organizational transactions

On February 16, 2021, Bioventus closed an initial public offering (IPO) of 9,200,000 shares of its Class A common stock at a public offering price of $13.00 per share, which included 1,200,000 shares issued pursuant to the underwriters’ over-allotment option. Bioventus received $111.2 million in proceeds, net of underwriting discounts and commissions, which Bioventus used to purchase newly-issued membership interests from BV LLC at a price per interest equal to the IPO price of its Class A common stock of $13.00.

Bioventus is a holding company with no direct operations and its principal asset is the equity interest in BV LLC. In connection with the IPO, Bioventus completed a series of organizational transactions including, without limitation, the following:

•

the limited liability company agreement of BV LLC was amended and restated (Bioventus LLC agreement) to, among other things, (i) provide for a new single class of common membership interests in BV LLC (LLC interests), (ii) exchange all of the then existing membership interests of the holders of BV LLC membership interests (original LLC owners) for LLC interests and (iii) appoint Bioventus Inc. as the sole managing member of BV LLC; and

•	the acquisition, by merger, of certain members of BV LLC (former LLC owners), for which Bioventus issued 31,838,589 shares of Class A common stock as merger consideration (Merger).

Refer to Note 4 Subsequent events in the “Notes to the Audited Consolidated Financial Statements” included in this joint proxy statement/prospectus for more information about the above-mentioned transactions as well as the other transactions completed in connection with the IPO (Transactions). Following the completion of the Transactions, Bioventus owned 72.2% of BV LLC. Smith & Nephew, Inc. (continuing LLC owner) owned the remaining 27.8% of BV LLC. Bioventus has a majority economic interest, the sole voting interest in, and control the management of, BV LLC. As a result, Bioventus will consolidate the financial results of BV LLC and will report a non-controlling interest representing the LLC interests held by the continuing LLC owners.

Company overview

Bioventus is a global medical device company focused on developing and commercializing clinically differentiated, cost efficient and minimally invasive treatments that engage and enhance the body’s natural healing process. Bioventus’ devices are most often used to delay or replace the need for an elective surgical procedure and are focused on reaching patients early on in their treatment paradigm. The Company is headquartered in Durham, North Carolina. Bioventus has administrative facilities in the United States (U.S.), Canada, and the Netherlands, and a manufacturing facility in the U.S. Bioventus directly distributes products in the U.S., Canada, United Kingdom (U.K.), Germany and the Netherlands. In several of these and other markets, Bioventus also distributes its products through independent distributors.

Bioventus believes its non-invasive medical device and biologic products play a critical role in supporting the body’s own healing mechanisms to heal or eliminate the pain caused by orthopedic conditions and problems, which Bioventus defines as its active healing products. These products address an estimated $6.0 billion market opportunity across pain treatment and joint preservation, spinal fusion surgery and bone fractures, each of which is experiencing growth through multiple industry tailwinds, including an aging population, increased participation in sports and active lifestyles and a rise in obesity rates. Bioventus’ devices are most often used to delay or replace the need for an elective surgical procedure and are focused on reaching patients early on in their treatment paradigm. Bioventus’ products are widely reimbursed by both public and private health insurers and are sold in the physician’s office or clinic, in ambulatory surgical centers (ASCs), and in the hospital setting in the U.S. and across 37 countries. Bioventus manages its business by its two reporting segments, U.S. and International which accounted for 91% and 9%, respectively, of its total net sales during the fiscal year ended

December 31, 2020. Financial information regarding its reportable business segments and certain geographic information is included in “Bioventus’ Management’s Discussion and Analysis” of this joint proxy statement/prospectus. See also Note 15. Segments in the “Notes to the Audited Consolidated Financial Statements” included in this joint proxy statement/prospectus for further information regarding its business segments.

Bioventus’ existing portfolio of products is grouped into three verticals based on its targeted customer focus. These verticals were updated and renamed after completing the acquisition of Bioness as follows:

•

Pain Treatments and Joint Preservation. Bioventus is the largest pure play orthopedics-focused company in the pain treatment and joint preservation market. Bioventus has been the fastest growing hyaluronic acid (HA) participant over the last three years, driving its share to number two by revenue in the U.S. market. Bioventus offers the only complete portfolio of HA viscosupplementation therapies, including single, three and five injection regimens, for patients experiencing pain related to OA in the knee. Bioventus’ HA products are all approved by the U.S. Food and Drug Administration (FDA) through premarket approvals (PMAs), and include:

(a)

Durolane, a single injection therapy, was launched in the United States in 2018 and is also marketed outside the United States in more than 30 countries including Europe through a CE mark, which is an abbreviation for Conformité Européenne or European Conformity;

(b)	GELSYN-3, a three injection therapy, was launched in the United States in 2016;

(c)	SUPARTZ FX, a five injection therapy, was launched in the United States in 2001; and

(d)	STIMROUTER, a peripheral nerve stimulation product offered through Bioness.

•

Bone Graft Substitutes. Bioventus is the fastest growing participant in the bone graft substitutes (BGSs) market and offer a broad portfolio of products including human tissue allografts and synthetics. Bioventus’ BGS products can be used in conjunction with any orthopedic fixation and spinal fusion implant. They are designed to improve bone fusion rates following spinal fusion and other orthopedic surgeries and reduce the need for using the patient’s own bone, which is associated with additional cost and morbidity. Bioventus’ products include an allograft-derived bone graft with growth factors (OsteoAMP), a demineralized bone matrix (DBM) (Exponent), a cancellous bone in different preparations (PureBone), bioactive synthetics (Signafuse and Interface), a collagen ceramic matrix (OsteoMatrix) and two bone marrow isolation systems (CellXtract and Extractor). Bioventus’ products have received either 510(k) clearance from the FDA or are marketed pursuant to Section 361 of the Public Health Service Act (PHSA) as Section 361 HCT/Ps. HCT/Ps regulated solely under Section 361 are human cells, tissues and cellular and tissue-based products that do not require marketing authorization to be marketed in the United States.

•

Restorative Therapies. This vertical consists of products from Bioventus’ previous “minimally invasive fracture treatments” vertical and Bioness’ advanced rehabilitation products. Bioventus’ Exogen system was the number one prescribed device in the bone growth stimulatory market in 2018 (the latest period for which data is available). It has had marketing authorization via a PMA through the FDA for over 25 years. Bioventus is the only company to utilize advanced, pulsed ultrasound technology for bone growth in delayed and nonunion fractures in all fracture locations except spine, as well as in fresh fractures of the tibia and radius. Bioventus’ Exogen system offers significant advantages over electrical based long bone stimulation systems, including a documented mechanism of action, shorter treatment times and superior nonunion heal rates. The system is also sold internationally under a CE mark for nonunions and fresh fractures and is the market-leading bone healing treatment in the delayed union and nonunion market in Japan. Bioness’ advanced rehabilitation products include the L300 GO, which is a device that applies electrical stimulation to a patient’s leg to restore a patient’s normal walking gait and the Bioness Integrated Therapy System for Balance or “BITS”, which uses proprietary hardware and software programs to track movements, allowing clinicians to assess and tract patient balance throughout the restorative treatment continuum.

The COVID-19 pandemic and the measures imposed to contain the spread of the virus disrupted its business beginning in early March 2020 as healthcare systems across the U.S. were forced to limit patient visits and elective surgical procedures. The effects of the pandemic began to decrease in late April 2020 and Bioventus saw a very strong recovery for its products at the end of the second quarter as restrictions on orthopedic procedures were lifted across the United States and patients also returned to orthopedic offices. Refer to the information under “Risk Factors” and “Bioventus’ Management’s Discussion and Analysis” for more information regarding the impact and related risks of the COVID-19 pandemic on its business.

Bioventus’ growth strategy

Bioventus intends to pursue the following strategies to build a market-leading and customer-focused company centered on the pain treatment and joint preservation, BGSs and restorative therapies, and to continue to grow its net sales and Adjusted EBITDA:

•

Continue to expand market share in HA viscosupplementation. Bioventus intends to increase sales of its HA viscosupplementation therapies and extend its market leadership in this category by building on its unique positioning as the only company to offer a one, three and five injection treatment regimen and by expanding payer coverage, which Bioventus has done successfully, increasing the number of lives under contract from 6 million to 48 million between 2017 and 2020. This increase in lives, along with its differentiated portfolio and dedicated direct sales team, has allowed Bioventus to achieve significant market share gains over the last several years and positioned Bioventus as the largest pure play orthopedic-focused company in the U.S. HA viscosupplementation market with a market share of approximately 17% as of September 26, 2020.

•

Introduce new pain treatment and joint preservation products. To expand its offering beyond HA viscosupplementation therapies and build a comprehensive portfolio for the pain treatment and joint preservation, Bioventus is planning to commercially launch a range of new therapies over the next several years, including:

(a)

Agili-C. An off-the-shelf aragonite implant designed for implantation into osteochondral defects in the knee. The Agili-C implant received breakthrough device designation by the FDA in the fourth quarter of 2020. Bioventus has an option to acquire 100% of CartiHeal’s shares pursuant to the terms and subject to the conditions set forth in the Option and Equity Purchase Agreement and as described above. See “Description of Bioventus’ Business—Development and Clinical Pipeline—Treatment of Cartilage for Osteochondral defects—CartiHeal (developer of Agili-C) investment and option and equity purchase agreement.” CartiHeal submitted the non-clinical module of the PMA in January 2021 and expects to submit the final, clinical module of a Modular PMA in the fourth quarter of 2021 seeking FDA approval.

(b)

MOTYS. A placental tissue injectable biologic for knee OA, for which on October 29, 2020, Bioventus received FDA confirmation indicating its authorization of its investigational new drug application (IND), and a clinical trial for MOTYS has commenced in the first quarter of 2021. In parallel, Bioventus plans to pursue a required BLA premarket approval for this product, which Bioventus expects would expand insurance payment alternatives over time.

(c)	PROcuff. A bio-inductive collagen implant for regeneration of tendon tissue in the rotator cuff. Bioventus expects to file a request for 510(k) clearance in either the second or third quarter of 2022.

•

Further develop and commercialize its BGS portfolio. Bioventus intends to grow its presence in the BGS market and expand its reach into the operating room in both ASCs and hospitals. In the near-term, Bioventus plans to maintain and selectively expand its profitable product lines by adding to its U.S. distributor base in an effort to reach significantly underpenetrated markets. Over time, Bioventus intends to launch product line enhancements and invest in the development of next-generation BGS therapies to continue to grow its market share. Consistent with this strategy, Bioventus recently launched the Signafuse Bioactive Strip and OsteoAmp Flowable products.

•

Expand indications for use for its Exogen system. Bioventus is focused on generating incremental clinical data and peer-reviewed publications to expand its indications and continue to grow its market leading share. Bioventus is currently underway with the B.O.N.E.S. clinical studies, which are aimed at generating data to support label expansion in additional bone types and expanded reimbursement for the treatment of fresh fractures in patients at risk of nonunion due to certain comorbidities, such as diabetes or obesity. Bioventus commenced patient enrollment to study three specific bones in 2017 and began a rolling release of data in late 2020. Depending on the results from its studies, Bioventus plans to submit a total of three PMA supplements to the FDA, the first of which was submitted in December 2020 seeking approval for the adjunctive treatment of acute and delayed metatarsal fractures to reduce the risk of non-union. Bioventus plans to submit the second PMA supplement in the second quarter of 2022 and the third PMA supplement in the second half of 2023.

•

Invest in research and development. Bioventus is focused on internal research and development to broaden its portfolio of therapies for pain treatment and joint preservation, expand its Exogen system product label and undertake clinical research to support commercialization of its next-generation of BGS products. Bioventus sees significant opportunity to develop innovative and clinically differentiated products internally with its qualified research and development team. Bioventus relies on a team of 40 highly trained individuals to develop new products, conduct clinical investigations and help educate health care providers using its products. Bioventus’ research and development team is comprised of 13 members holding PhDs and 18 members with more than 20 years of experience in the medical device industry. Bioventus collaborates with academic centers of excellence, leading contract research organizations and other industrial groups to complement and expedite execution of its research and development programs and minimize fixed costs.

•

Pursue business development opportunities. Consistent with its track record of pursuing investments. partnerships and acquisitions including those with respect to MOTYS, PROcuff and CartiHeal, Bioventus intends to continue to pursue business development opportunities that leverage its significant customer presence across orthopedics, broaden its portfolio and increase its global footprint. Bioventus will continue to search for clinically differentiated and cost-effective products and technologies that also balance its portfolio in terms of risk and time to market.

•

Opportunistically grow its international markets. Bioventus intends to focus its international business on markets where its existing portfolio can maintain profitable growth over time, either through direct or distributor based channels. For example, Bioventus launched OsteoAMP in Canada in 2020, where Durolane and Exogen had a market leading presence in 2016. Bioventus plans to selectively expand to new markets with Durolane, Exogen and its BGSs and intend to pursue further opportunities in the Asia Pacific markets. In particular, China represents an attractive and exciting market given its large and aging population as well as its rising middle class. Bioventus has added management in China and will be creating a legal entity as Bioventus seeks approval from the China Food and Drug Administration for Durolane, which Bioventus believes will be facilitated by the successful completion of its Chinese randomized controlled trial (RCT).

Recent Developments

Cartiheal

On August 27, 2021, the Bioventus board, after its review of the statistical report for CartiHeal’s pivotal clinical trial and determination that the results of the statistical report indicated a Pivotal Clinical Trial Success (as contemplated by the Option and Equity Purchase Agreement), approved BV LLC and its affiliates’ continued pursuit of a potential acquisition of CartiHeal. The report was delivered in connection with the Option and Equity Purchase Agreement entered into on July 15, 2020, by and among BV LLC and CartiHeal (2009) Ltd., a privately-held company headquartered in Israel and the developer of the proprietary Agili-C™ implant for the treatment of joint surface lesions in traumatic and osteoarthritic joint, and its shareholders. The agreement provides BV LLC with an exclusive option to acquire 100% of CartiHeal’s shares under certain conditions, or the

Call Option, and provides CartiHeal with a put option that would require BV LLC to purchase 100% of CartiHeal’s shares under certain conditions, or the Put Option. The Put Option is only exercisable by CartiHeal upon pivotal clinical trial success, including achievement of certain secondary endpoints and FDA approval of the Agili-C device with a label consistent in all respects with pivotal clinical trial success. BV LLC and its affiliates thereafter deposited $50.0 million in escrow in accordance with the terms of the Option and Equity Purchase Agreement. The closing of the transaction is subject to, among other things (including customary closing conditions), the valid exercise of the Call Option or the Put Option, the latter of which cannot be exercised unless and until premarket approval (PMA) by the Food and Drug Administration (FDA) is received with respect to the Agili-C implant, which was granted Breakthrough Device Designation by the FDA last year. CartiHeal plans to submit the clinical module of their PMA later this year, and the decision from the FDA is expected in the second half of 2022.

Bioness

On March 30, 2021, Bioventus completed the acquisition of Bioness, a global leader in neuromodulation and rehabilitation medical devices through its innovative peripheral nerve stimulation (“PNS”) therapy and premium rehabilitation solutions, for $45 million in up-front consideration, with up to $65 million of contingent consideration related to the achievement of certain key milestones. The acquisition includes the entire portfolio of Bioness products as well as its research and development pipeline. Under the merger agreement, Bioness has become a wholly-owned indirect subsidiary of Bioventus, and all Bioness employees have become employees of Bioventus. The up-front consideration was funded exclusively through the use of cash on hand.

Bioventus’ products

Bioventus offers a diverse portfolio of active healing products to serve physicians spanning the orthopedic continuum, including sports medicine, total joint reconstruction, hand and upper extremities, foot and ankle, podiatric surgery, trauma, spine and neurosurgery, in the physician’s office or clinic, ASCs or in the hospital setting.

Bioventus’ portfolio of products is grouped into three verticals based on clinical use: (i) pain treatment and joint preservation, (ii) BGSs and (iii) restorative therapies (formerly, minimally invasive fracture treatments).

Pain treatments and joint preservation

Knee OA is a degenerative condition that is chronic in nature and is characterized by gradual breakdown and destruction of the cartilage in the knee. This condition develops over years and is often found in patients who exhibit joint malalignment, have had a joint injury, or are overweight. The disease can involve joint inflammation and results in symptoms that include redness, warmth, swelling, stiffness, tenderness, limited range of motion and pain. As the condition advances, the knee joint gradually loses cartilage tissue and the cartilage layer attached to the bone deteriorates to the point where eventually the bone becomes exposed.

Bioventus has the only complete one, three and five injection portfolio in the HA viscosupplementation market in the United States with Durolane, GELSYN-3 and SUPARTZ FX.

Product	Description	Regulatory pathway	Region where marketed(1)
	Single injection HA viscosupplementation therapy	• PMA • Device approval by Health Canada • CE mark and other registrations(2)	• United States • Canada • Europe

Product	Description	Regulatory pathway	Region where marketed(1)

	Three injection HA viscosupplementation therapy	• PMA	• United States

	Five injection HA viscosupplementation therapy	• PMA	• United States

(1)

Bioventus maintains exclusive distribution agreements with respect to Durolane, GELSYN-3 and SUPARTZ FX in the United States. Bioventus maintains exclusive distribution agreements and own certain assets with respect to Durolane outside the United States.

(2)

Durolane is also approved for marketing in Argentina, Australia, Brazil, Columbia, India, Indonesia, Jordan, Malaysia, Mexico, New Zealand, Russia, Switzerland, Taiwan, Turkey and the United Arab Emirates (UAE).

Single Injection Therapy

Durolane is a sterile, transparent and viscoelastic gel that is a single injection therapy that is indicated for the symptomatic treatment of OA in the knee in the United States. Durolane is also indicated for the hip, ankle and shoulder, as well as for treatment of other small orthopedic joints outside the United States. Durolane contains high levels of HA and is injected directly into the joints affected by OA to relieve pain and restore lubrication and cushioning. This may improve joint function and help to potentially avoid or delay knee replacement surgery.

Physicians administer Durolane to the affected knee joint in a single injection and it has been observed to provide a benefit for pain reduction in patients with OA in the knee for up to 26 weeks. Durolane’s injection schedule results in economic advantages and greater patient convenience and compliance compared to other HA viscosupplementation therapies which require weekly injections over a period of three to five weeks. For example, Bioventus believes that changes in physician visiting patterns, as a result of the COVID-19 pandemic, have led to increased preference for single injection therapies.

Durolane is highly purified and based upon a natural and patented non-animal stabilized HA (NASHA), expanding use to patients who are allergic to animal derived solutions.

Comparison of major FDA-approved single injection HA viscosupplementation therapies

Product Manufacturer or distributor	Indication	Source and process	Active ingredient / treatment dosage	Duration
Bioventus	OA of the knee	Non-animalstabilized HA	NASHA / (60 mg)	Six months

Synvisc-One Sanofi S.A.	OA of the knee	Animal sourced Hylan A and Hylan B polymers	Hylan G-F 20 / (48 mg)	Six months

Monovisc DePuy Orthopaedics, Inc.	OA of the knee	Non-animal cross-linked sourced HA	2.2% sodium hyaluronate / (88 mg)	Six months

Gel-One Zimmer Biomet Holdings, Inc.	OA of the knee	Animal sourced HA	1.0% sodium hyaluronate /(30 mg)	Three months

Durolane clinical data

Durolane’s proprietary stabilizing technology substantially extends the amount of time it remains in the joint. Multiple studies have been conducted to determine Durolane’s half-life, which is the amount of time needed for 50% of the injected material to be broken down and excreted from the body.

In one study, Durolane’s half-life in the joint was studied in a rabbit model. Results showed the Durolane remained in the joint with an observable half-life of 32 days, substantially longer than the half-lives of Synvisc and unmodified HA, as determined in comparable studies, which were 1.5 days and less than 1 day, respectively.

The long half-life of Durolane was also observed in the 2002 Lindqvist et al. human study where six healthy volunteers were given a single injection of Durolane that contained a radioactive isotope that could be traced, allowing scientists to measure Durolane’s elimination from the body over time. The results showed a 30-day half-life, indicative of the expected long residence time in the joint due to Durolane’s proprietary stabilizing technology and preclinical studies.

In terms of efficacy, Durolane has been directly compared against the main intra-articular therapeutic options available for managing osteoarthritic pain: SUPARTZ FX, a five injection product, Synvisc One, a single injection product and methylprednisolone acetate, an intra-articular corticosteroid.

In a multi-center randomized, blinded, controlled trial of 349 patients with mild-to-moderate knee OA, Durolane was compared with SUPARTZ FX. This 2015 Zhang et al. study concluded that one injection of Durolane was non-inferior to five weekly injections of SUPARTZ FX in terms of pain, stiffness, physical function and global self-assessment.

In an independent, investigator-initiated randomized, controlled study involving 213 patients with mild-to-moderate knee OA, Durolane was further compared to Synvisc-One. After following up with the patients over a span of 12 months following the treatment, the results from this 2013 McGrath et al. study showed that Durolane produced significantly more durable pain relief effects than Synvisc-One, while also providing longer-lasting improvements in range of motion and a reduction in the use of pain medication for study participants.

Greater Reduction in Knee Pain versus Synvisc-One

*p<0.000 compared to Synvisc
#p<0.000 compared to DUROLANE baseline
*p=0.008 compared to Synvisc baseline

(n=168)

Mean values +/- standard deviation

In a separate prospective, multi-center, randomized, active-controlled, double-blind, non-inferiority clinical trial with 442 enrolled patients with knee OA, it was observed that single injection Durolane was well tolerated and non-inferior compared to the corticosteroid methylprednisolone acetate at twelve weeks. Methylprednisolone acetate is a steroid injectable formulation used to treat pain and swelling that occurs with OA and other joint disorders. The effect size for pain, physical function and stiffness scores favored Durolane over methylprednisolone acetate from twelve to 26 weeks. The benefit of Durolane was maintained through 26 weeks, while that of methylprednisolone acetate declined during the same period. An additional injection of Durolane at 26 weeks conferred improvements through 52 weeks without increased sensitivity or risk of complications compared to the initial injection. One subset of 31 patients treated with Durolane remained pain free after six months from the first injection and did not elect to receive a second injection.

As of December 31, 2020, over 2 million injections of the Durolane formulation have been safely administered globally since its international launch in 2006. Bioventus launched Durolane in the United States in March 2018 and have owned certain Durolane assets outside of the United States relating to trademark, product registrations and clinical data since November 2015.

Three Injection Therapy

GELSYN-3 is an FDA-approved sterile, buffered solution of highly purified sodium hyaluronate that is administered as a three injection HA viscosupplementation therapy. It is indicated for the treatment of pain due to knee OA in patients who have failed to respond adequately to conservative non-pharmacologic therapy and simple analgesics. The solution treats knee OA by providing temporary replacement for the diseased synovial fluid and restoring lubricity of bearing joint surfaces. Physicians administer GELSYN-3 to the affected knee joint once a week for three consecutive weeks. GELSYN-3 provides relief of knee pain and may help delay the need for total knee replacement surgery. GELSYN-3 is derived from bacterial fermentation, is highly purified and does not involve the use of animal products, thereby reducing the potential risk of an immune response following injection. Bioventus currently markets GELSYN-3 in the United States. As of December 31, 2020, approximately 900,000 injections of the GELSYN-3 HA formulation have been safely administered in the United States since its launch in 2016.

GELSYN-3 clinical data

The safety and efficacy of GELSYN-3 was assessed in a prospective, multicenter, randomized, controlled, double-blind, non-inferiority pivotal study that enrolled 381 adult patients with knee OA. Patients were randomized to receive three weekly injections of GELSYN-3 or three weekly injections of Synvisc 3, a three injection regimen commercialized in the United States by Sanofi S.A., with follow-up visits scheduled up to 26 weeks. GELSYN-3 was observed to be non-inferior to Synvisc 3 at the 26-week time point.

Five Injection Therapy

SUPARTZ FX is an FDA-approved sterile and viscoelastic solution of HA that is administered as a five injection HA viscosupplementation therapy. It is indicated for the treatment of pain in patients with knee OA who failed to adequately respond to conservative nonpharmacological therapy and simple analgesics. The solution treats knee OA by providing temporary replacement for the diseased synovial fluid and restoring the lubricity of the bearing joint surfaces. Physicians administer SUPARTZ FX to the affected knee joint once a week for five consecutive weeks. SUPARTZ FX may also delay the need for total knee replacement. SUPARTZ FX is derived from HA extracted from certified and veterinary inspected chicken combs. Risks can include general knee pain, warmth and redness or pain at the injection site. Bioventus currently markets SUPARTZ FX in the United States. As of December 31, 2020, over 410 million injections of the SUPARTZ FX HA formulation have been safely administered globally since its launch in 1987.

SUPARTZ FX clinical data

In a double blind, randomized, multi center, parallel group study conducted by Day et al. in 2004 of the effectiveness and tolerance of intra-articular SUPARTZ FX compared to control (saline) treatment for knee OA, it was observed that SUPARTZ FX reduced knee pain in patients during the post-injection period by about 50% from the baseline. Of 240 patients randomized for inclusion in the study, 223 patients were evaluable for the modified intention to treat analysis and the statistically significant difference from the control was apparent after the series of injections was complete. Intra-articular SUPARTZ FX therapy was shown to be more effective than saline in mild to moderate knee OA for the 13-week post injection period of the study.

The safety and efficacy of SUPARTZ FX was observed by Strand et al. in an integrated analysis. This integrated analysis included five separate double-blind, randomized, saline-controlled trials, and included a total of 1,155 patients comparing five weekly injections of SUPARTZ FX versus a saline placebo. The pooled results from this study showed that SUPARTZ FX produced statistically significantly greater reduction from baseline in total Lequesne scores, a measure of overall function including pain. The incidence of adverse events were observed to be minimal and similar in both treatment arms. Furthermore, none of the reported adverse events were observed to be deemed treatment-related suggesting that SUPARTZ FX was safe and well-tolerated.

Comparison of FDA-approved multi-injection HA viscosupplementation therapies

Product Manufacturer or distributor	Indication	Source and process	Active ingredient / total treatment dosage	Number of injections per course	Duration
Bioventus	OA of the knee	Fermented, bacterial derived HA	0.84% sodium hyaluronate (50.4 mg)	Three	Six months

Bioventus	OA of the knee	Naturally derived, purified HA	1.0% sodium hyaluronate (75/125 mg)	Three to Five	Six months

Synvisc Sanofi S.A.	OA of the knee	Hylan polymers, purified HA	0.8% Hylan G-F 20 (48 mg)	Three	Six months

Euflexxa Ferring Pharmaceuticals Inc.	OA of the knee	Fermented, bacterial derived HA	1.0% sodium hyaluronate (60 mg)	Three	Six months

Hyalgan Fidia Farmaceutici S.p.A.	OA of the knee	Naturally derived, purified HA	1.0% sodium hyaluronate (60 mg/100 mg)	Three to Five	Six months

Genvisc-850 OrthogenRx, Inc.	OA of the knee	Fermented, bacterial derived HA	1.0% sodium hyaluronate (75/125 mg)	Three to Five	Six months

Development and Clinical Pipeline

Amniotic tissue products for the treatment of OA

Collaboration and development agreement for MOTYS

On May 29, 2019, Bioventus entered into a Development Agreement with Musculoskeletal Transplant Foundation, Inc. (MTF) to develop an injectable placental tissue product, MOTYS, for use in the pain treatment and joint preservation.

The development and commercialization of the product is subject to the FDA’s BLA pre-market approval process. Once approved as a biologic, MOTYS will be eligible for health insurance reimbursement and hence gain access a broader patient population. Bioventus is planning to conduct randomized clinical trials to ultimately support the submission to the FDA of a BLA for the use of MOTYS in the pain treatment and joint preservation vertical.

Based on its preclinical evidence, Bioventus believes the MOTYS formulation holds potential for mitigating pain while protecting damaged cartilage and promoting anti-catabolic and pro-anabolic events that could ultimately result in delayed disease progression in OA. Bioventus has completed extensive in vitro and in vivo studies comparing the effect of MOTYS to the clinical standard of care (steroid injections). MOTYS provided non-inferior pain relief effects to a steroid, but was superior in its effect on cartilage protection and in promotion of new tissue formation.

In October 2020, Bioventus received FDA confirmation indicating its authorization of its IND and plan to initiate clinical studies by year end. Amniotic products have been extensively and safely used in clinical practice, and FDA has granted Regenerative Medicine Advanced Therapy (RMAT), designation to other amniotic tissue products being investigated for use in OA, which enables an expedited development pathway as well as eligibility for increased and earlier interactions with FDA. Bioventus intends to submit a request for RMAT designation for MOTYS in 2022.

Implantable for the treatment of rotator cuff injuries

Development collaboration agreement for PROcuff

On August 23, 2019, Bioventus entered into an exclusive Collaboration Agreement with Harbor Medtech Inc. (Harbor) to develop and license the rights to commercialize a woven-suture-collagen composite implant product, PROcuff, for the regeneration of tendon tissue. Concurrently with the execution of the agreement, Bioventus purchased $1.0 million of shares of Harbor. As a result of Harbor’s achievement of certain milestones, on October 5, 2020, Bioventus purchased $1.0 million of additional shares of Harbor. The sole use of proceeds from these investments is for the development of the woven-suture-collagen composite implant product and Bioventus has the right to purchase the product from Harbor once it is cleared for marketing by the FDA.

Bioventus terminated the collaboration agreement with Harbor on June 8, 2021 and determined that the termination was a triggering event requiring an impairment assessment of Harbor’s long lived assets. The assessment resulted in an impairment of $5,674, representing Harbor’s long-lived asset balance, which was recorded within impairment of variable entity assets in the consolidated condensed statements of operations and comprehensive (loss) income, of which $5,176 is attributable to the non-controlling interest. Bioventus stopped consolidating Harbor upon the termination of the collaboration agreement, as Bioventus ceased being the primary beneficiary because it no longer had the power to direct Harbor’s significant activities. Bioventus also assessed its Harbor investment post deconsolidation, which resulted in a $1,369 impairment, representing the remaining investment balance in Harbor and was recorded within other expense in the consolidated condensed statements of operations and comprehensive (loss) income. Bioventus continues to have license rights to certain technology obtained from Harbor and is continuing product development initiated under the Collaboration Agreement. See Note 3. Business combinations and investments within the Notes to the Unaudited Condensed Consolidated Financial Statements included in this joint proxy statement/prospectus for further details concerning the impairment and deconsolidation of Harbor.

Treatment of Cartilage for Osteochondral defects

CartiHeal (developer of Agili-C) investment and option and equity purchase agreement

On July 15, 2020, BV LLC made a $15.0 million equity investment in CartiHeal (2009) Ltd. (CartiHeal), a privately-held company headquartered in Israel and developer of the proprietary Agili-C implant for the treatment of joint surface lesions in traumatic and osteoarthritic joints.

Bioventus believes Agili-C is the only product in clinical development in the United States as an off-the-shelf scaffold implant that is designed to regenerate hyaline cartilage and subchondral bone simultaneously. The associated surgical procedure is similar to osteochondral allograft implantation, but is a single-step process and is easier, faster and more cost-effective. Bioventus believes this is the first cartilage repair technology to be tested in trials designed for regulatory approval in the United States in non-OA and OA patients, potentially unlocking applications for millions of patients with knee OA and cartilage defects. Bioventus also believes Agili-C will enable the treatment of cartilage lesions in a significant population of OA patients, including those younger, active patients for whom available treatment options are limited. The FDA’s grant of breakthrough device designation in the fourth quarter of 2020 for the treatment of an International Cartilage Repair Society (ICRS) grade III or above knee-joint surface lesions(s), with a total treatable area of 1-7cm2, without severe osteoarthritis (Kellgren-Lawrence grade 0-3) is a promising development, as such designation may help patients receive more timely access to Agili-C by expediting its development, assessment and review by the FDA. On January 12, 2021, the Centers for Medicare and Medicaid Services (CMS) issued a final rule under which a breakthrough device designation by the FDA also provides a streamlined pathway to national Medicare coverage for a period of four years, beginning as early as the FDA approval for the product. On March 12, 2021, CMS delayed by 60 days the effective date of the final rule on Medicare coverage for innovative technology, which was previously slated to become effective March 15, 2021. The agency also provided a 30-day public comment period, which ends April 16, 2021. Bioventus believes Agili-C also has the potential for broader indications for use in other joints, providing entrance into the global market for cartilage repair products designed to delay or eliminate the need for knee replacements.

In preclinical studies Agili-C was associated with osteochondral regeneration, good lateral integration and hyaline cartilage formation in critical size defects at 20 months when implanted in a goat, with the implant being fully resorbed between six to 20 months. The Agili-C implant has been implanted in more than 190 patients outside the United States with follow up of more than four years and is CE marked. The implant is currently being evaluated in a pivotal study pursuant to an IDE filed with the FDA. The trial’s objective is to demonstrate the superiority of the Agili-C implant over the surgical standard of care (microfracture and debridement) for the treatment of cartilage or osteochondral defects, in both osteoarthritic knees and knees without degenerative changes. The study’s protocol design, which is based on feedback from multiple pre-IDE interactions with the FDA, involves broad inclusionary criteria, such as defect size, age, and etiology, multiple controls, including microfracture and debridement, and multiple pre-planned secondary endpoints. The study has an adaptive design, which allows for a maximum of 500 planned patients, includes multiple interim analyses to estimate sample size needs and includes European Union (EU), Israeli and U.S. sites.

BV LLC’s CartiHeal investment follows the recently completed enrollment and reporting of interim results in CartiHeal’s IDE multinational pivotal study for Agili-C. This investment is expected to enable CartiHeal to complete the study, including all patient follow-up, and submit a PMA to the FDA. Under the equity purchase agreement, CartiHeal can secure an additional $5.0 million from us, if needed, for IDE study completion. BV LLC previously made an initial $2.5 million investment in CartiHeal in January 2018 and a subsequent investment of $0.2 million in January 2020 as part of prior CartiHeal financing rounds. Any additional investment Bioventus makes will be subject to customary closing conditions.

Concurrent with the July 15, 2020 investment, BV LLC entered into an Option and Equity Purchase Agreement with CartiHeal and its shareholders, which provides BV LLC with an exclusive option to acquire 100% of CartiHeal’s shares, or the Call Option, and provides CartiHeal with a put option that would require BV LLC to purchase 100% of CartiHeal’s shares under certain conditions, or the Put Option. The Call Option is exercisable by BV LLC at any time after the closing of the investment. The Put Option is only exercisable by CartiHeal upon pivotal clinical trial success, including achievement of certain secondary endpoints and FDA approval of the Agili-C device with a label consistent in all respects with pivotal clinical trial success.

If not previously exercised, the Call Option and the Put Option terminate 45 days following the FDA approval of Agili-C (subject to final review by BV LLC of updated disclosures by CartiHeal). Should the Put Option or Call Option be exercised and the acquisition of CartiHeal consummated, consideration for the acquisition of all of the shares of CartiHeal pursuant to the Option and Equity Purchase Agreement would be $350.0 million in cash, subject to customary adjustments, all of which would be payable at closing, with an additional $150.0 million payable upon achievement of certain sales milestones related to Agili-C.

See “Recent Developments—CartiHeal.”

Bone Graft Substitutes

BGSs in spinal fusion and other procedures

Bone grafting is a surgical procedure used to fuse spinal vertebrae, replace missing bones, fix bones that are damaged from trauma or problem joints, or to facilitate growing bones around an implanted device, such as a total knee replacement. The bones used in a bone graft can come from a particular patient’s own body, referred to as an autograft, or from a donor, referred to as an allograft, or can be entirely man-made, referred to as a synthetic. Most bone grafts are expected to be reabsorbed and replaced as the natural bone heals over a few months.

Bioventus’ BGS product portfolio is comprised of clinically efficacious and cost effective bone graft solutions to meet a broad range of patient needs and procedures. Bioventus’ products are designed to improve bone fusion rates following spinal and other orthopedic surgeries, including trauma and reconstructive foot and ankle procedures. These products include an allograft-derived bone graft with growth factors (OsteoAMP), a DBM

(Exponent), cancellous bone in different preparations (PureBone), bioactive synthetics (Signafuse and Interface), a collagen ceramic matrix (OsteoMatrix) and two bone marrow isolation systems (CellXtract and Extractor).

As Bioventus builds the body of clinical evidence supporting its products, Bioventus continues to look for and execute on opportunities to innovate in its BGS portfolio. To meet growing market demand and evolving surgical techniques, Bioventus continues to develop product extensions and adjust formulations. For example, Bioventus launched OsteoAMP Select in 2019 and OsteoAMP Flowable in 2021. Bioventus designed OsteoAMP Flowable to be moldable and easy to use, with a convenient, ready to use syringe.

Product	Indications	Description	Regulatory pathway / year launched
Allograft
	Orthopedic, neurosurgical and reconstructive bone grafting procedures	An allogeneic bone graft that is available in multiple formats (fibers, putty, sponge and granules) that is processed with bone marrow cells to maintain the wide array of growth factors present in native bone	•Section 361 HCT/P / 2009

	Posterolateral spine procedures	Derived from human allograft bone tissue and is combined with a migration-resistant resorbable carrier and formulated into a putty	•510(k) / 2012

	Orthopedic, neurosurgical and reconstructive bone grafting procedures	100% cancellous bone with compressible, elastic and sponge-like attributes, offered in filler, block and strip options, as well as mineralized chips	•Section 361 HCT/P / 2012

Synthetic

Standalone posterolateral spine, extremities and pelvis, as well as a bone graft extender in the posterolateral spine

Bioactive synthetic bone graft substitute comprised of a mixture of calcium phosphate granules and bioglass granules suspended in a resorbable polymer carrier that facilitates handling and delivery of the granule components to fill spaces of missing bone

•510(k) / 2014

	Posterolateral spine when mixed with autograft, extremities and pelvis	Bioactive synthetic bone graft in the form of irregular granules of bioglass to repair bone defects	•510(k) / 2011

	Posterolateral spine, extremities and pelvis	Next-generation mineralized two-phase calcium phosphate bone void filler comprised of a collagen scaffold designed for optimized intra-operative handling and biologic responsiveness at the defect site	•510(k) / 2010

Posterolateral spine, extremities and pelvis	Next-generation mineralized bone void filler comprised of bioglass and biphasic mineral granules embedded in a collagen scaffold designed for optimized intra-operative handling and biologic responsiveness at the defect site.	•510(k) / 2020

Restorative Therapies

Bone fractures

Fractures, also known as broken bones, occur when there is a high force or impact put on a bone, most commonly from trauma resulting from sports injuries, car accidents, falls or from osteoporosis, which is bone weakening due to aging. Immediately following a fracture, patients are treated to realign the fractured bone ends. If possible or required, the affected limb is immobilized using plaster or a splint. In some cases, fractures require surgical fixation with devices such as screws, plates, rods and frames. X-rays, CT and MRI imaging are utilized to verify alignment of the bone and to assess progress towards healing.

A fracture is considered a fresh fracture during the first 14 days after the fracture occurs. After a fracture is treated, new bone tissue begins to form and bridge the gap. With modern treatment methods, most fractures heal spontaneously over the course of several months following injury. However, some fractures fail to heal even when they receive the best surgical or non-surgical treatments. This condition may be diagnosed as a nonunion fracture. Nonunions may occur due to mechanical instability of the fracture site, due to inadequate immobilization, poor blood supply, gaps in bone to bone contact, or a number of comorbidities experienced by the patient. In clinical literature, it is estimated that five to ten percent of all fractures fail to heal, often in high impact fractures or in patients that have compromised health from old age, obesity, cardiovascular disorders, arthritis, diabetes or smoking. A nonunion is considered to be established when the fracture site shows no visibly progressive signs of healing. Nonunions have a negative impact on quality of life with symptoms, such as reduced mobility, swelling, pain, tenderness, deformity and difficulty bearing weight. Patients with nonunions may undergo surgery when certain conditions occur, such as an unstable or misaligned fracture, or a larger inter-fragment gap. Some nonunions can be treated non-surgically using bone stimulation devices.

Long bone stimulation systems

Bioventus offers its Exogen ultrasound bone healing system for the non-invasive treatment of established nonunion fractures and certain fresh fractures. Bioventus’ Exogen system was the number one prescribed device in the long bone growth stimulatory market in 2018. It has been sold commercially for over 25 years and is the only FDA-approved device on the market for the accelerated healing of fresh, closed posteriorly displaced distal fractures of the radius and fresh, closed or grade I open long bone fractures.

Product	Description	Regulatory pathway	Region where marketed(1)
	Ultrasound bone healing system for nonunion fractures and fresh fractures to the tibia and radius(2)	• PMA • Device approval by Health Canada • CE mark and other registrations(2)	• United States • Canada • Europe • Japan

(1)

Bioventus’ Exogen system is indicated in the United States for the non-invasive treatment of established nonunions, excluding skull and vertebra, and for accelerating the time to a healed fracture for fresh, closed, posteriorly displaced distal radius fractures and fresh, closed or Grade I open long bone fractures in skeletally mature individuals when these fractures are orthopedically managed by closed reduction and cast immobilization. Bioventus own its Exogen system and market it both in and outside the United States.
(2)	Exogen is also approved for marketing in Australia, Japan, New Zealand, Saudi Arabia, Turkey and the UAE.

Bioventus’ Exogen system is used to administer treatment in a location of convenience, including at home or work, once daily, for 20 minutes, or as prescribed by the patient’s physician, for accelerating bone healing. This therapy provides a cost-effective treatment alternative to surgical intervention for nonunions.

Bioventus’ Exogen system consists of the portable device, a charger, a gel bottle and strap. The device features a transducer at the end of a coiled cord, a color screen, a power button and a mini-USB charging port to allow for recharging the battery. The transducer sends specifically-programmed low-intensity pulsed ultrasound to the fracture site through the skin and soft tissue, with little or no sensation felt by the patient during the treatment. The gel facilitates ultrasound signal transmission through the patient’s skin. Bioventus’ Exogen system provides an easy to use interface that tracks treatment use and promotes compliance. In a clinical study of its Exogen system, Bioventus observed a 91% patient compliance with the treatment regimen, based on median total time of device usage. An additional support tool for the patient is Exogen Connects, a free smartphone app that provides daily automated treatment reminders and helpful healing information.

Bioventus’ Exogen system utilizes low-intensity pulsed ultrasound technology to stimulate the body’s natural bone healing process. The ultrasound output intensity of the device is comparable to diagnostic ultrasound intensity levels used in obstetrical sonogram procedures for fetal monitoring and is typically only one to five percent of the output intensity of conventional therapeutic ultrasound devices used for physical therapy. Some patients report experiencing a tingling sensation at the treatment site. The depth and breadth of the Exogen ultrasound signal enables it to treat superficial and deep indicated fractures. Exogen ultrasound is osteoinductive, which means it stimulates cells to differentiate into osteoblasts, or cells that make new bone. The growth of this new bone helps bridge the gap at the fracture site.

Comparison of U.S. long bone stimulation devices

Product Manufacturer	Daily treatment times	Technology	Indications
Bioventus	20 minutes	Low-intensity pulsed ultrasound	Nonunions and select fresh fractures(2)

CMF OL1000 DJO Global, Inc.	30 minutes	Combined magnetic field	Nonunions

Physio-Stim Orthofix International B.V.	3 hours	Pulsed electromagnetic field	Nonunions

EBI Bone Healing System Zimmer Biomet Holdings, Inc.	10 hours	Pulsed electromagnetic field	Nonunions

OsteoGen Zimmer Biomet Holdings, Inc.	24 hours	Direct electrical current (implanted)	Nonunions

Orthopak 2 Bone Growth Stimulator Zimmer Biomet Holdings, Inc.	24 hours	Capacitive coupling	Nonunions

(1)	Heal rates for fresh fracture as compared to placebo.

(2)

Bioventus’ Exogen system is indicated in the United States for the non-invasive treatment of established nonunions excluding skull and vertebra and for accelerating the time to a healed fracture for fresh, closed, posteriorly displaced distal radius fractures and fresh, closed or Grade I open long bone fractures in skeletally mature individuals when these fractures are orthopedically managed by closed reduction and cast immobilization.

Exogen clinical data

In a meta-analysis published by Leighton et al. in 2017 studied heal rates of many different fracture nonunions treated with its Exogen system. A total of 13 eligible studies were identified which reported success of treatment with its Exogen system in 1,441 nonunions. Overall, that analysis estimated that 82% of nonunions of at least three months in age treated with its Exogen system successfully healed. Because healing of established nonunion is not expected without treatment, these findings are compelling. Bioventus’ Exogen system may be most useful in patients for whom surgery is high risk. With an observed overall average nonunion heal rate of at least 80% after treatment with its Exogen system, the study authors concluded that treatment with its Exogen system was comparable to surgical treatment for nonunion.

Additional published evidence supports the efficacy of its Exogen system in treating fracture nonunions. Established fracture nonunions rarely heal without corrective surgery, though nonunion revision surgery is expensive, invasive and the expected heal rate averages approximately 86%. In a study that looked at patient data collected over a four-year period, Zura et al. found that was that the Exogen system enhanced the heal rate among chronic nonunions and even healed fractures that had been nonunion for more than 10 years, without further surgical intervention. Heal rate was 86.2% among patients with fractures that had not healed for at least one year, 82.7% among 98 patients with chronic nonunion of greater than five years duration, and furthermore 12 patients healed after chronic nonunion of greater than 10 years. Therefore, its Exogen system offers a heal rate comparable to surgery, with fewer associated risks and morbidities.

Developmental and clinical pipeline

Ongoing Bioventus-sponsored clinical studies (B.O.N.E.S.)

While currently indicated for the treatment of both established nonunions, excluding skull and vertebrae, and certain types of conservatively managed acute fractures of the tibia and radius, its Exogen system’s use in fracture care management has grown over its 20 year clinical history in both the United States and internationally. The use of its Exogen system for the management of fresh fractures has been the subject of numerous published peer reviewed research articles. The current prescription data indicate that the product’s use in routine practice of fresh fracture management is based on clinician’s determination of medical necessity, in an effort to mitigate risk of progression to fracture nonunion in at-risk patients.

In order to quantify the effectiveness of its Exogen system in mitigating the risk of progression to fracture nonunion, and in an effort to obtain regulatory approval for expanded indications, Bioventus is seeking to supplement the body of clinical knowledge in an innovative population-based clinical development program, B.O.N.E.S., which stands for Bioventus Observational Non-interventional Exogen Studies. With enrollment started in late 2017, the B.O.N.E.S. clinical study design includes the parallel conduct of three independent study protocols which, taken together, are designed to prospectively include more than 3,000 Exogen-treated patients presenting with certain risk factors to be observed over the course of 9 to 12 months. Bioventus’ Exogen system treated patients will be propensity matched to one or more untreated controls extracted from a real-world health claims database provided by Truven Healthcare Analytics, generating a total sample size of at least 6,000 patients. The program involves the concurrent execution of three studies on pre-specified anatomical locations, such as the tibia, scaphoid and fifth metatarsal, with the objective of determining if the use of its Exogen system mitigates risk of fracture nonunion in predisposed patients. Depending on the results from its studies, Bioventus plans to submit a total of three PMA supplements to the FDA, the first of which was submitted in December 2020 seeking approval for the adjunctive treatment of acute and delayed metatarsal fractures to reduce the risk of non-union. Bioventus plans to submit the second PMA supplement in the second quarter of 2022 and the third PMA supplement in either the third or fourth quarter of 2023.

In April 2021, Bioventus received a letter from the FDA identifying certain deficiencies in the PMA supplement that must be addressed before the FDA can complete its review of the PMA supplement. The deficiencies include concerns about the data and endpoints from the B.O.N.E.S. study, and requests for re-analyses of certain data and provision of other information to support the findings. Bioventus continues to evaluate the FDA’s comments and is initiating discussions with them to address their concerns. Bioventus can give no assurance that it will be able to resolve the deficiencies identified by the FDA in a timely manner, or at all. Consequently, the FDA’s decision on the PMA supplement may be delayed beyond the time originally anticipated by Bioventus. Moreover, if Bioventus’ responses do not satisfy the FDA’s concerns, the FDA may not approve Bioventus’ PMA supplement seeking to expand the indications for use of EXOGEN as proposed.

Sales and marketing

Bioventus’ expansive direct sales and distribution channel across its product portfolio provides Bioventus with broad and differentiated customer reach, and allows Bioventus to serve physicians spanning the orthopedic continuum, including sports medicine, total joint reconstruction, hand and upper extremities, foot and ankle, podiatric surgery, trauma, spine and neurosurgery. Bioventus’ products are widely reimbursed by both public and private health insurers and are sold in the physician’s office or clinic, ASCs, and in the hospital setting in the United States and across 37 countries. Bioventus’ sales team and distributors work directly with its physician customers on a frequent basis, providing Bioventus with a significant opportunity to introduce new products and upsell from its current portfolio. Bioventus believes its sales organization will provide Bioventus with an opportunity to efficiently roll out its deep pipeline and participate in business development opportunities going forward.

Bioventus’ pain treatment and joint preservation products and its restorative therapies products are sold by a direct sales team of approximately 240 in the United States and approximately 45 internationally as of December 31, 2020. This direct team is complimented by approximately 20 account representatives who work with its sales team to provide account access through IDNs, GPOs and payer contracting. Bioventus’ direct sales organization, totaling approximately 305 globally, is supplemented by approximately 35 sales managers. Bioventus’ sales leaders have considerable experience, with an average of five years of experience. Bioventus’ BGS products are sold by approximately 170 independent distributors in the United States, each with their own independent sales force, supported by its 15 member regionalized sales support team as of December 31, 2020. Bioventus markets its BGSs primarily to orthopedic spine surgeons and neurosurgeons for use in the operating room in both the hospital and ASC setting. Bioventus believes that its broad customer reach has and will continue to enable strong and durable growth in each of its verticals and provides a significant foundation for future product launches. Bioventus supports its sales organization with extensive training to help them excel, and Bioventus has a performance culture built on serving its core orthopedic patient customers and delivering its products to a variety of physicians and care settings.

Research and clinical operations

Bioventus sees significant opportunity to develop innovative and clinically differentiated products internally with its experienced research and development team. Bioventus is focused on internal research and development to broaden its portfolio of therapies to manage pain and joint preservation, expand its Exogen system product label and undertake clinical research to support commercialization of its next-generation of BGS products.

As a result, Bioventus expects its research and development expense to increase to the mid-single digits as a percentage of net sales as Bioventus introduces new products, extend existing product lines and expand indications. Bioventus’ research and development activities are focused on product development in BGSs, treatments for OA and soft tissue surgery. Bioventus’ clinical research is focused on running the B.O.N.E.S. and MOTYS clinical programs, as well as continuing to build its body of clinical evidence to demonstrate the efficacy and value of its products through collaborations with prominent academic investigators. Bioventus collaborates with academic centers of excellence, leading contract research organizations and other industrial groups to complement and expedite execution of its research and development programs and minimize fixed costs. Research and development expense, including spending on its clinical evidence development efforts, totaled $11.2 million, $11.1 million and $8.1 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Competition

The medical device industry is highly competitive, subject to change and significantly affected by activities of industry participants. The multi-injection HA viscosupplementation therapies that Bioventus owns or distributes compete against Ferring Pharmaceutical Inc.’s Euflexxa, Fidia Farmaceutici S.p.A.’s Hyalgan, DePuy Orthopaedics, Inc. (Johnson & Johnson’s) Orthovisc, Sanofi S.A.’s Synvisc and OrthogenRx Inc.’s GenVisc 850. These products have faced significant competition from single injection therapies, such as Sanofi S.A.’s Synvisc-One, Zimmer Biomet Holdings, Inc.’s Gel-One and DePuy Orthopaedics, Inc. (Johnson & Johnson’s) Monovisc. Bioventus’ BGS product portfolio competes with products from Medtronic, DePuy Orthopaedics, Inc. (Johnson & Johnson), Stryker Corporation, NuVasive, Inc., SeaSpine, Inc., Orthofix Medical Inc., Zimmer Biomet Holdings, Inc. and Globus Medical Inc. Bioventus’ Exogen system competes with products marketed by Orthofix Medical Inc., Zimmer Biomet Holdings, Inc. and DJO Global Inc.

At any time, these or other market participants may develop alternative treatments, products or procedures that compete directly or indirectly with its products. They may also develop and patent processes or products earlier than Bioventus can or obtain regulatory clearance or approvals for competing products more rapidly than Bioventus can.

Intellectual property

Bioventus strives to protect and enhance the proprietary technologies, inventions and improvements that Bioventus believes are important to its business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Bioventus’ policy is to seek to protect its proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to its proprietary technology, inventions and improvements that are important to the development and implementation of its business. Bioventus also relies on trademarks, trade secrets and careful monitoring of and contractual obligations with respect to its proprietary information to protect aspects of its business that are not amenable to, or that Bioventus does not consider appropriate for, patent protection.

Bioventus’ success will depend on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business, defend and enforce its patents, maintain its licenses to use intellectual property owned by third parties and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. For important factors related to its proprietary technology, inventions and improvements, please see the section entitled Part I, Item 1A. Risk Factors—Risks relating to intellectual property.

Patents

Bioventus owns numerous patents and/or patent applications which relate to its material products, including patents and/or patent applications with respect to its Exogen system, OsteoAMP and MOTYS. Although in the aggregate its intellectual property is of material importance to its business, Bioventus does not believe that any single patent is of material importance to its product portfolio. As of November 13, 2020, Bioventus owned four issued U.S. patents and two pending U.S. patent applications relating to its material products. Bioventus also owned nine issued foreign patents and 11 pending foreign patent applications directed to its material products. Bioventus’ patents and patent applications as of November 30, 2020 directed to its material products are summarized below.

Bioventus owned three issued U.S. patents and one issued foreign patent in Australia directed to its Exogen system. The U.S. patents are expected to expire between 2025 and 2029, and the foreign patent is expected to expire in 2025.

Bioventus owned one issued U.S. patent, one pending U.S. patent application, eight issued foreign patents, and ten pending foreign patent applications directed to its OsteoAMP product, including foreign patents and patent applications in Europe, Asia, Canada and Australia. The issued U.S. patent is expected to expire in 2029. The issued foreign patents are expected to expire in 2029. The pending patent applications, if issued, are expected to expire in 2029, without accounting for potential patent term extensions and adjustments.

Bioventus also owns one pending U.S. patent application and one pending Patent Cooperation Treaty application directed to MOTYS. Patents issuing from these applications, if any, are expected to expire in 2040, without accounting for potential patent term extensions and adjustments. Bioventus’ patents and pending patent applications directed to its material products (excluding those patents associated with the Bioness products) are detailed in the below table.

Country	Application Number	Filing Date	Patent Number	Application Status	Expected Expiration Date	Description	Product
AU	2009324417	December 13, 2009	2009324417	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

AU	2014259553	November 14, 2014	2014259553	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

Country	Application Number	Filing Date	Patent Number	Application Status	Expected Expiration Date	Description	Product
AU	2016213839	August 11, 2016	2016213839	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

CA	2746668	December 13, 2009	2746668	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

CN	200980155596.X	December 13, 2009	200980155596.X	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

CN	201410413348.3	August 20, 2014	201410413348.3	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

Country	Application Number	Filing Date	Patent Number	Application Status	Expected Expiration Date	Description	Product
EP	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

HK	15105678.1	June 16, 2015	HK1205007	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

IN	2567/KOLNP/ 2011	February 4, 2016		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

KR	10-2011-7016270	July 2, 2019	10-1713346	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

US	15/016072	December 13, 2009	10383974	Issued	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

US	16/459778	February 4, 2016		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

GB	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

FR	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

DE	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

IT	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

Country	Application Number	Filing Date	Patent Number	Application Status	Expected Expiration Date	Description	Product
CH	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

BE	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

ES	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

PT	9832666.3	December 13, 2009		Pending	December 2029	Directed to methods of making osteoinductive implants	OsteoAMP

US	09/925,193	August 9, 2001	7429248	Granted	July 2025	Directed to applying ultrasound to tissue using a modal converter having a plurality of angled sides.	Exogen

AU	2006203281	August 1, 2006	2006203281	Granted	August 2025	Directed to treating a neuropathy disease with ultrasound using a specific frequency and pulse rate for the signal	Exogen

US	11/462271	August 3, 2006	8048006	Granted	February 2029	Directed to treating a neuropathy disease with ultrasound using a specific frequency and pulse rate for the signal	Exogen

Country	Application Number	Filing Date	Patent Number	Application Status	Expected Expiration Date	Description	Product
US	12/296,333	April 7, 2007	8226582	Granted	June 2028	Directed to applying ultrasound to tissue using a modal converter having an oblique angle and speed of sound similar to human tissue	Exogen

US	17/097,350	November 13, 2020		Pending	November 2040	Directed to placental tissue particulates compositions, methods of treating musculoskeletal or orthopedic conditions, methods of treating pain associated with osteoarthritis, kits and methods of making the compositions	MOTYS

PCT	PCT/US20/60393	November 13, 2020		Pending	November 2010	Directed to placental tissue particulates compositions, for use in treating musculoskeletal or orthopedic conditions, methods of treating pain associated with osteoarthritis, kits and methods of making the compositions	MOTYS

Trademarks

Bioventus owns registered trademarks for Bioventus, Cellxtract, Durolane, Exogen, Exponent, Gelsyn-3, OsteoAMP, Osteofuse, Prohesion, PureBone, SAFHS, and Signafuse in the United States.

Trade secrets

Bioventus may rely on trade secret law to protect some of its technology, including the processing of tissue for OsteoAMP. Trade secrets, however, can be difficult to protect. Bioventus seeks to protect its proprietary technology and manufacturing process, in part, by confidentiality and invention assignment agreements with employees, under which they are bound to assign to Bioventus inventions that are made during the term of their employment and relate to its business, unless there is an exception. These agreements further prohibit its employees from using, disclosing, or bringing onto the premises any proprietary information belonging to any third-party. In addition, its consultants, scientific advisors and contractors are required to sign agreements under which they must assign to Bioventus any inventions that relate to its business. These agreements also prohibit these third-parties from incorporating into any inventions the proprietary rights of third-parties without informing Bioventus. It is its policy to require all employees to document potential inventions and other intellectual property in laboratory notebooks and to disclose inventions to patent counsel.

Bioventus also seeks to preserve the integrity and confidentiality of its data and trade secrets by taking commercially reasonable efforts to maintain the physical security of its premises and physical and electronic security of its information technology systems.

While Bioventus has confidence in these individuals, organizations and systems, its security measures may be breached, or may otherwise prove inadequate to protect the integrity and confidentiality of its data and trade secrets. Further, its agreements may be breached (or not obtained in the first place) and Bioventus may not have adequate remedies for any breach. In addition, its trade secrets may otherwise become known or be independently discovered by competitors. To the extent that its consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

In addition to patents, trademarks, and trade secrets, Bioventus also relies on assignment and license agreements, pursuant to which Bioventus may license rights under patents held by third parties, and non-disclosure agreements, to protect its proprietary intellectual property.

Bioventus obtains assignments or licenses of varying durations for certain of its products from third parties. Bioventus typically acquires rights under such assignments or licenses in exchange for lump-sum payments or arrangements under which Bioventus pays a percentage of sales to the licensor. However, while assignments or licenses to Bioventus generally are irrevocable, no assurance can be given that these arrangements will continue to be made available to Bioventus on terms that are acceptable to us, or at all. The terms of its license and assignment agreements vary in length from a specified number of years to the life of product patents or the economic life of the product. These agreements generally provide for royalty payments and termination rights in the event of a material breach.

Manufacturing and supply

Bioventus’ HA viscosupplementation therapies and certain of its surgical products are manufactured exclusively by single-source third-party manufacturers, pursuant to multi-year supply agreements. Bioventus works closely with each of its manufacturing partners and provide them with a forecast, which enables them to better capacity plan and sequence their production efficiently.

For Durolane, Bioventus is subject to minimum order volumes for each order and purchase amounts are also based in part on forecasts. For GELSYN-3, Bioventus will be subject to certain annual minimum purchase requirements and purchase amounts based on rolling forecasts. For SUPARTZ FX, Bioventus is subject to certain annual minimum purchase requirements based on a percentage of its SUPARTZ FX annual forecast.

For Durolane, in December 2016, Bioventus entered into an amended and restated supply agreement, or the Q-Med Supply Agreement, with Q-Med AB, or Q-Med. Under the Q-Med Supply Agreement, Q-Med supplies Durolane products exclusively to Bioventus for sale in the United States for use in the in the prevention or treatment of pain due to OA on a purchase order basis, based on the amounts of Durolane Bioventus requires as set forth in rolling forecasts and Bioventus is subject to certain semi-annual minimum purchase requirements based on a percentage of its Durolane forecast.

Bioventus assembles, inspects, tests and packages its Exogen system at its facility in Cordova, Tennessee with components supplied by third-party suppliers. Bioventus’ Exogen system includes a transducer which is a key component that is supplied by a single-source supplier. Bioventus performs inspections of these components before use in its manufacturing operations. Bioventus believes its manufacturing operations are in compliance with regulations mandated by the FDA. Bioventus is an FDA-registered medical device manufacturer. Bioventus’ manufacturing facilities and processes are subject to periodic inspections and audits by various federal, state and foreign regulatory agencies.

MTF will exclusively manufacture and supply MOTYS under current Good Tissue Practices (cGTPs) to Bioventus to allow for its limited commercialization that began in the fourth quarter of 2020 under the tissue regulations while Bioventus pursues a BLA for the product. MTF is responsible for obtaining and storing all materials, including all tissue materials, required for the manufacture, testing, handling, packaging, labeling, release and delivery of the product to Bioventus.

Bioventus intends to maintain sufficient supplies of the products and components from these single-source suppliers in the event that one or more of these suppliers were to encounter certain interruptions in supply.

Government regulation

Government regulation of medical devices

Bioventus’ medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance and approval;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field safety corrective actions;

•	postmarket surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	postmarket approval studies; and

•	product import and export.

The regulations to which Bioventus is subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on its ability to carry on or expand its operations, higher than anticipated costs or lower than anticipated sales.

FDA premarket clearance and approval requirements

Each medical device Bioventus seeks to commercially distribute in the United States must first receive 510(k) clearance or approval of a PMA application from the FDA, unless specifically exempt. The FDA classifies all medical devices into one of three classes. Devices deemed to pose lower risk are categorized as either Class I or Class II. Class II devices require the manufacturer to submit to the FDA a 510(k) pre-market notification requesting clearance of the device for commercial distribution in the United States. Class I devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life sustaining, life-supporting, selected implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device, are categorized as Class III, generally requiring submission and approval of a PMA.

510(k) clearance process

To obtain 510(k) clearance, Bioventus must submit a premarket notification to the FDA demonstrating the proposed device to be substantially equivalent to a predicate device. A predicate is a previously cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications, or is a device that has been reclassified from Class III to either Class II or I. The standard review process for 510(k)s is between 30 days to 3 months, dependent upon the type of 510(k) filing submitted. Although many 510(k) premarket notifications are cleared without clinical data, in some cases, the FDA may require clinical data to support substantial equivalence. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process and clearance is never assured.

After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require submission and approval of a PMA application in cases where new indications are sought for which there is no predicate. Non-significant changes are handled via internal documentation by the Company. Each manufacturer must judge the significance of modifications based on algorithms within FDA 510(k) guidance documents. FDA may review any such decision and may disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Bioventus has modified aspects of some of its devices since receiving initial regulatory clearance. Bioventus concluded that some of those modifications did not significantly affect the safety or efficacy of the device and therefore, that new 510(k) clearances were not required. Bioventus has also obtained new 510(k) clearances from the FDA for other modifications to its devices. In the future, Bioventus may make additional modifications to its products after they have received FDA clearance or approval and in appropriate circumstances, determine that new clearance or approval is unnecessary. However, the FDA may disagree with its determination and if the FDA requires Bioventus to seek 510(k) clearance or submit new PMA applications for any modifications to a previously cleared product, Bioventus may be required to cease marketing or recall the modified device until Bioventus obtains the required clearance or approval. Under these circumstances, Bioventus may also be subject to significant regulatory fines or other penalties.

Bioventus has obtained 510(k) premarket clearance from the FDA for Signafuse Bioactive Bone Graft Putty, Interface Bioactive Bone Graft, Osteomatrix +, and Signafuse Mineralized Collagen Scaffold.

Premarket approval process

A PMA application must be submitted if the medical device is in Class III (although the FDA has the discretion to continue to allow certain pre-amendment Class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A PMA application must be supported by, among other things, extensive technical, preclinical, clinical trials, manufacturing and labeling data to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and filed, the FDA begins an in-depth review of the submitted information. The standard review of such application is six months. During this review period, the FDA may request additional information or clarification of information already provided. This can extend the overall review process and typically PMAs take between one to three years in total for approval. Also during the review period, an advisory panel of experts from outside the FDA will usually be convened for a new type of device to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with Quality System Regulation (QSR), which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. PMA supplements are required for significant modifications to the manufacturing process, labeling of the product and design of a device that is approved through the PMA process. PMA supplements requires submission of information needed to support any changes from the device covered by the original PMA and typically do not require clinical data or the convening of an advisory panel. Non-significant changes must be reported to the FDA through an annual report filing with the FDA. In review of this joint proxy statement/prospectus, FDA may disagree with a manufacturer’s determination of the level of significance of the change. If the FDA disagrees with a manufacturer’s determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until PMA supplement approval is obtained.

Durolane, GELSYN-3, SUPARTZ FX and its Exogen bone healing system have each been approved through the PMA process.

Clinical trials

A clinical trial is typically required to support a PMA and is sometimes required for a 510(k) premarket notification. In the United States, authorization to conduct a clinical trial generally requires submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA as well as the appropriate institutional review boards (IRBs), at the clinical trial sites and the informed consent of the patients participating in the clinical trial is obtained. After a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to an unacceptable health risk. Any trials Bioventus conducts must be conducted in accordance with FDA regulations as well as other federal regulations and state laws concerning human subject protection and privacy. Moreover, the results of a clinical trial may not be sufficient to obtain clearance or approval of the product.

Pervasive and continuing FDA regulation

After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to the following:

•	QSRs, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•

Establishment Registration, which requires establishments involved in the production and distribution of medical devices, intended for commercial distribution in the United States, to register with the FDA;

•	Medical Device Listing, which requires manufacturers to list the devices they have in commercial distribution with the FDA;

•

Labeling regulations, which prohibit “misbranded” devices from entering the market, as well as prohibit the promotion of products for unapproved or off-label uses and impose other restrictions on labeling;

•

Postmarket surveillance, including Medical Device Reporting (MDR) requirements which requires manufacturers to report to the FDA if their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•

Corrections and Removal Reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the United States Federal Food, Drug, and Cosmetic Act (FDCA) that may present a risk to health.

The FDA enforces these requirements by inspection and market surveillance. Failure to comply with applicable regulatory requirements may result in enforcement action by the FDA, which may include one or more of the following sanctions:

•	untitled letters or warning letters;

•	fines, injunctions and civil penalties;

•	mandatory recall or seizure of its products;

•	administrative detention or banning of its products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing its request for 510(k) clearances or PMA approvals for new product versions;

•	revocation of 510(k) clearances or PMA approvals previously granted; and

•	criminal prosecution and penalties.

U.S. regulation of HCT/Ps

Bioventus’ products, including OsteoAMP and PureBone, are regulated as human cells, tissues and cellular and tissue-based products, or HCT/Ps. Section 361 of the PHSA authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as “Section 361” HCT/Ps are subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, cGTP, when processing, storing, labeling and distributing HCT/Ps, including required labeling information, stringent record keeping and adverse event reporting, among other applicable requirements and laws. Specifically, cGTPs are requirements that govern the methods used in, and the facilities and controls used for, the manufacture of HCT/Ps in a way that prevents the introduction, transmission, or spread of communicable diseases. Section 361 HCT/Ps do not require 510(k) clearance, PMA approval, BLAs, or other premarket authorization from the FDA before marketing. However, to be regulated as a Section 361 HCT/P, the product must, among other things, be “minimally manipulated,” which for structural tissue products means that the manufacturing processes do not alter the original relevant characteristics of the tissue relating to the tissue’s utility for reconstruction, repair, or replacement and for cells or nonstructural tissue products, means that the manufacturing processes do not alter the relevant biological characteristics of cells or tissues. A Section 361 HCT/P must also be intended for “homologous use,” which refers to use in the repair, reconstruction, replacement, or supplementation of a recipient’s cells or tissues with an HCT/P that performs the same basic function or functions in the recipient as in the donor.

Bioventus believes its OsteoAMP product is properly regulated as a Section 361 HCT/P and therefore have not sought or obtained 510(k) clearance, PMA approval, or licensure through a BLA. However, the FDA’s Center for Devices and Radiological Health (CDRH) issued Bioventus a letter in March 2016 in which it asserted that

OsteoAMP meets the definition of a medical device and requested that Bioventus provides CDRH with information in support of its position that OsteoAMP does not require 510(k) clearance or PMA approval. Bioventus provided CDRH with the requested information in support of this position in May 2016 and Bioventus has received no further inquiries to date. Bioventus believes that CDRH’s assertion is unfounded and inconsistent with a 2011 letter from the FDA concluding that OsteoAMP meets the criteria for regulation solely as a Section 361 HCT/P. However, if the FDA were to disagree and if Bioventus is otherwise unsuccessful in asserting its position, the FDA may then require that Bioventus obtains 510(k) clearance or PMA approval and that Bioventus ceases marketing OsteoAMP and/or recall OsteoAMP unless and until Bioventus receives clearance or approval. Bioventus estimates that if Bioventus were to cease marketing OsteoAmp and/or recall OsteoAmp that its net sales would decrease, which would adversely affect its results of operations. See “Risk Factors—Risks relating to government regulation—” Bioventus’ HCT/P products are subject to extensive government regulation and its failure to comply with these requirements could cause its business to suffer.

HCT/Ps that do not meet the criteria of Section 361 are regulated under Section 351 of the PHSA. Unlike 361 HCT/Ps, HCT/Ps regulated as “351” HCT/Ps are subject to premarket review and/or approval by the FDA, as required.

In November 2017, the FDA released a guidance document entitled “Regulatory Considerations for Human Cells, Tissues, and Cellular and Tissue—Based Products: Minimal Manipulation and Homologous Use—Guidance for Industry and Food and Drug Administration Staff.” The guidance outlined the FDA’s position that all lyophilized amniotic products are more than minimally manipulated and would therefore require a BLA to be lawfully marketed in the United States. The guidance also indicated that the FDA would exercise enforcement discretion, using a risk-based approach, with respect to the IND application and pre-market approval requirements for certain HCT/Ps for a period of 36 months from the issuance date of the guidance to allow manufacturers to pursue its IND application. Under this approach, FDA indicated that high-risk products and uses could be subject to immediate enforcement action. In July 2020, the FDA extended its period of enforcement discretion to May 31, 2021.

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties.

U.S. regulation of drugs and biologics

Bioventus expects that MOTYS will be regulated by the FDA as a biological product, or biologic. Bioventus planned to market MOTYS while it pursued a BLA for the product, but withdrew those plans and discontinued its limited marketing of MOTYS upon the expiration of the FDA’s enforcement discretion period for certain HCT/Ps. Biologics are regulated under both the FDCA and the PHSA and other federal, state, local and foreign statutes and regulations. Bioventus, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which Bioventus wishes to conduct studies or seek approval or licensure of its product candidates.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and animal studies performed in accordance with applicable regulations, including the FDA’s Good Laboratory Practice (GLP), regulations;

•	submission to the FDA of an IND which must become effective before clinical trials may begin;

•	approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before the trial is commenced;

•

performance of adequate and well-controlled human clinical trials to establish the safety and effectiveness of the proposed drug candidate and the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of an New Drug Application (NDA) or BLA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a NDA or BLA to file the application for review;

•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the product’s safety and effectiveness, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of a NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, Bioventus must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls (CMC), information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with good clinical practices (GCPs), which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

For purposes of regulatory approval, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1. The investigational product is initially introduced into patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•

Phase 2. The investigational product is administered to a limited patient population to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

•

Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the NDA or BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical study investigators. The FDA or the sponsor or its data safety monitoring board may suspend a clinical study at any time on various grounds, including a finding that the research participant or participants are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of FDA-regulated products may be required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

NDA or BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMCs and proposed labeling, among other things. The submission of a NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies. The FDA has 60 days from the applicant’s submission of a NDA or BLA to either issue a refusal to file letter or accept the NDA or BLA for filing, indicating that it is sufficiently complete to permit substantive review.

Once a NDA or BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a NDA or BLA to determine, among other things, whether a product is safe and effective, or safe, pure, and potent, for its intended use, and whether the facility in which it is manufactured, processed, packed or held meets standards designed to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be manufactured, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification, including the potential requirement for additional clinical studies. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Post-Approval Requirements

Any products manufactured or distributed by Bioventus pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon Bioventus and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon Bioventus and any third-party manufacturers that Bioventus may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a Risk Evaluation and Mitigation Strategy (REMS) program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drugs and biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Bioventus and approved by the FDA, but physicians may not submit claims for reimbursement that are false or fraudulent. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

International regulation of medical devices

Sales of medical devices outside the United States are subject to foreign government regulations, which vary substantially from country to country. In order to market its products in other countries, Bioventus must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ significantly.

EU regulation of medical devices

The EU has adopted legislation, in the form of directives to be implemented in each Member State, concerning the regulation of medical devices within the EU. The directives include, among others, the Medical Device Directive (Council Directive 93/42/EEC) that establishes certain requirements, such as the essential requirements, with which medical devices must comply before they can be commercialized in the European Economic Area (EEA) (which is comprised of the Member States of the EU plus Norway, Liechtenstein and Iceland). Under the EU Medical Device Directive, medical devices are classified into four Classes, I, IIa, IIb and III, with Class I being the lowest risk and Class III being the highest risk. Under the Medical Device Directive, a competent authority is nominated by the government of each Member State to monitor and ensure compliance with the Directive. To demonstrate compliance of their medical devices with the essential requirements, manufacturers must undergo a conformity assessment evaluation, which varies according to the type of medical device and its classification. Except for certain types of low risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment evaluation requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, a so-called Notified Body. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of the medical devices, along with conducting a technical review of data supporting the device’s safety and efficacy, before issuing a certification demonstrating compliance with the essential requirements. Both the quality system and the product are reviewed and certified. The Company is subject to annual surveillance audits by the Notified Body and must undergo re-certification every 5 years. During these audits, (minor or major) non-conformities to the essential requirement may be issued to the Company. The Company could potentially lose marketing authorization if these non-conformities are not remediated with the Notified Body. Significant modifications to the quality system or product changes for Class III devices must be submitted to the Notified Body for review prior to implementation. Non-significant changes are subject to review during the annual surveillance audits. Medical devices that comply with the essential requirements are entitled to bear the CE mark. Medical devices properly bearing the CE mark may be commercially distributed throughout the EEA. Bioventus has received CE certification from the British Standards Institute, a United Kingdom Notified Body, for conformity with the EU Medical Device Directive allowing Bioventus to place the CE mark on Durolane (Class III) and its Exogen bone healing system (Class IIa). Additional PMAs in individual EEA countries are sometimes required prior to marketing of a product. Failure to maintain the CE mark would preclude Bioventus from selling its products in the EEA, as could failure to comply with the specific requirements of the Member States.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA Member States, the regulations would be directly applicable without the need for adoption of EEA Member State laws implementing them in all EEA Member States and are intended to eliminate current differences in the regulation of medical devices among EEA Member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and in vitro diagnostic devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation was meant to become applicable three years after publication (in May 2020). However, on April 23, 2020, to take the pressure off EEA national authorities, notified bodies, manufacturers and other actors so they can focus fully on urgent priorities related to the COVID-19 pandemic, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the Medical Devices Regulation by one year (to May 2021). Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up on the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These new rules and procedures may result in increased regulatory oversight of its devices and this may, in turn, increase the costs, time and requirements that Bioventus needs to meet in order to maintain or place such devices on the EEA market.

Further, the advertising and promotion of its products in the EEA is subject to the laws of individual EEA Member States implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State laws governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of its products to the general public and may impose limitations on its promotional activities with healthcare professionals.

Other countries’ regulation of medical devices

Many other countries have specific requirements for classification, registration and post marketing surveillance that are independent of the countries already listed. Bioventus obtains what Bioventus believes are the appropriate clearances for Durolane and its Exogen bone healing system and conduct its business in accordance with the applicable laws of each country. This landscape is constantly changing and Bioventus could be found in violation if Bioventus interprets the laws incorrectly or fail to keep pace with changes. In the event of either of these occurrences, Bioventus could be instructed to recall products, cease distribution and/or be subject to civil or criminal penalties.

Anti-kickback, false claims and other healthcare laws

In addition to FDA restrictions on the marketing of pharmaceutical, biological and medical device products, Bioventus is also subject to healthcare regulation and enforcement by the federal government and the states and foreign governments and authorities in the locations in which Bioventus conducts its business. These other agencies include, without limitation, CMS, other divisions of the U.S. Department of Health and Human Services (HHS), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, as well as state and local governments. Such agencies enforce a variety of laws which include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security and physician payment transparency laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, by Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts and free or reduced price items and services. Among other things, the Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical, biotechnology and medical device manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved, and may result in criminal fines of up to $100,000 and imprisonment of up to ten years, or exclusion from Medicare, Medicaid or other governmental programs. Further, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Federal law also includes a provision commonly known as the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” which includes durable medical equipment, if the physician or immediate family member of the physician, has an ownership or investment interest or compensation arrangement with such entity that does not comply with the requirements of a Stark exception. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a non-compliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs.

The federal false claims and civil monetary penalties laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the U.S. government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical, biotechnology and medical device companies throughout the country. Manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by for example, in connection with the promotion of products for unapproved or off-label uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties ranging from $11,181 to $22,363 for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs. In addition, companies found liable under the False Claims Act have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business and imposing ongoing reporting and disclosure obligations.

The federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that governmental authorities will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. For drugs that are covered under Medicare Part B, the manufacturer must report average sales price (ASP), to CMS on a quarterly basis. Failure to report this information in a timely and accurate manner can lead to substantial civil and criminal penalties and to liability under the False Claims Act.

In July of 2018 Bioventus became aware of allegations that certain of its sales personnel may have been completing Section B of the Certificate for Medical Necessity form (CMN) required in connection with Medicare claims for the Exogen system, which, under federal law, must be completed by the physician and/or physician staff.

Together with its outside counsel, Bioventus initiated an investigation into these allegations, and Bioventus determined that the CMN forms for a portion of Medicare claims for the Exogen system were in fact improperly completed by its sales representatives, some of which also failed to meet CMS coverage requirements. As a result of its findings Bioventus made a self-disclosure on November 30, 2018 to the Office of Inspector General of the HHS (OIG), under the Provider Self-Disclosure Protocol. Bioventus’ self-disclosure disclosed the extent of its findings relative to the inappropriate completion of CMN forms by its sales personnel and offered to make repayment for such claims which failed to meet CMS coverage requirements and which Bioventus submitted to the Medicare program between October 1, 2012 and September 30, 2018, the statutory period applicable to such conduct. The total value of impacted claims was $30.1 million in the aggregate.

In October 2019, its outside counsel received a letter from the Office of the United States Attorney in the Middle District of North Carolina (USAO) stating that the USAO would be working with the OIG to resolve its self-disclosure. After settlement discussions with the USAO and OIG, on January 25, 2021 Bioventus reached an agreement in principle with the USAO and the OIG with respect to the submission of Medicare claims that did not meet CMS coverage requirements and for which its sales representatives completed Section B of the CMN forms. On February 22, 2021, Bioventus finalized all terms related to the settlement and entered into a formal settlement agreement with the USAO and OIG consistent with its previous agreement in principle and which included releases from associated False Claims Act liability and further Civil Monetary Penalties that are customary in self-disclosures of this type. Under the agreement, Bioventus resolved the potential liability related to its self-disclosure for $3.6 million, of which $2.4 million had already been paid through its 2019 return of overpayments described previously, leaving a net payment to be made of $1.2 million. Bioventus made payment of the $1.2 million net settlement amount due under the agreement on February 23, 2021. The settlement amount noted above was recorded in the consolidated financial statements for the year ended December 31, 2020.

In 2019, separate from the self-disclosure described above, as a result of its internal auditing of Exogen Medicare claims, Bioventus made repayments to its Medicare Administrative Contractors (MACs) for overpayments identified during such auditing totaling $7.5 million for the period October 1, 2012 through December 31, 2018. This amount reflected certain Medicare claims for Exogen for which Bioventus lacked adequate documentation of medical necessity consistent with Medicare coverage requirements. Similarly, in July of 2020, Bioventus made repayments to the MACs of $1.5 million after completing its internal auditing of Exogen Medicare claims for the period beginning January 1, 2019 through December 31, 2019. Bioventus maintains a reserve for reimbursement claims related to its Exogen system that may have been processed for payment without adequate medical records support. Bioventus’ reserve is estimated using an extrapolation of an error rate from a statistical sample, which represents its best estimate as of the date of the financial statements, but because of the uncertainty inherent in such estimates, the ultimate repayment amounts may be materially different.

See the Risks relating to government regulation under “Risk Factors.” Bioventus may be subject to enforcement action if Bioventus engages in improper claims submission practices and resulting audits or denials of its claims by government agencies could reduce its net sales or profits.

The federal Health Insurance Portability and Accountability Act of 1996, as amended by Health Information Technology for Economic and Clinical Health Act (HITECH), and the regulations that implement both laws, collectively known as HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payer, in addition to items and services reimbursed under Medicaid and other state programs.

In addition, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $20,866 for each wrongful act. Moreover, in certain cases, providers who routinely waive co-payments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of co-payments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of co-payments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud. To the extent its patient assistance programs are found to be inconsistent with applicable laws, Bioventus may be required to restructure or discontinue such programs, or be subject to other significant penalties.

Additionally, there has been a recent trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act, or collectively, the Affordable Care Act, imposed, among other things, new annual reporting requirements through the Physician Payments Sunshine Act for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, and, beginning in 2022, physician assistants, nurse practitioners and other practitioners, as well as ownership and investment interests held by such providers and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $176,495 per year and up to an aggregate of $1.177 million per year for “knowing failures.” Covered manufacturers must submit reports by the 90th day of each calendar year. In addition, certain states require implementation of compliance programs and compliance with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities and/or require tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

These laws impact the kinds of financial arrangements Bioventus may have with hospitals, physicians or other potential purchasers of its products. They particularly impact how Bioventus structures its sales offerings, including discount practices, customer support, education and training programs, physician consulting, research grants and other arrangements. If its operations are found to be in violation of any of the health regulatory laws described above or any other laws or regulations that apply to us, Bioventus may be subject to penalties, including, without limitation, potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, imprisonment, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of its operations.

As a result of its sale or distribution of products in a foreign country, Bioventus may be subject to similar foreign laws and regulations, which may include, for instance, applicable post marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

Bioventus participates in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs where discounts and mandatory rebates are provided to participating state and local government entities. In connection with several of these government programs, Bioventus is required to report prices to various government agencies. Pricing calculations vary among programs. The calculations are complex and are often subject to interpretation by the reporting entities, government agencies and the courts. Bioventus’ methodologies for calculating these prices could be challenged under false claims laws or other laws. Bioventus could make a mistake in calculating reported prices and required discounts, which could result in retroactive liability to government agencies. Government agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. If Bioventus makes these mistakes or if governmental agencies make these changes, Bioventus could face, in addition to prosecution under federal and state false claims laws, substantial liability and civil monetary penalties, exclusion of its products from reimbursement under government programs, criminal fines or imprisonment, or prosecutors may impose a Corporate Integrity Agreement, Deferred Prosecution Agreement, or similar arrangement.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), requires that manufacturers report data to CMS on pricing of covered drugs reimbursed under Medicare Part B. These are generally drugs and biologicals, such as injectable products, that are administered “incident to” a physician service and in general are not self-administered. Effective January 1, 2005, ASP became the basis for reimbursement to physicians and suppliers for drugs and biologicals covered under Medicare Part B, replacing the average wholesale price (AWP), provided and published by pricing services. In general, Bioventus must comply with all reporting requirements for any drug that is separately reimbursable under Medicare. The SUPARTZ FX product is reimbursed under Medicare Part B and, as a result, Bioventus provides ASP data on this product to CMS on a quarterly basis.

Privacy and data protection laws in the United States

HIPAA and its implementing regulations, contain substantial restrictions and requirements with respect to the use and disclosure of certain protected health information (PHI). These restrictions and requirements are set forth in the HIPAA Privacy, Security and Breach Notification Rules.

In some of its operations, such those involving the acceptance of payments, Bioventus is a “covered entity” under HIPAA and therefore required to comply with the Privacy, Security and Breach Notification Rules and is subject to significant civil and criminal penalties for failure to do so. Bioventus also provides services to customers that are covered entities themselves and Bioventus is required to provide satisfactory written assurances to these customers through written “business associate” agreements that Bioventus will provide its services in accordance with HIPAA.

The Final Rule published by HHS Office for Civil Rights (OCR) in January 2013 and effective March 23, 2013, modified the HIPAA Privacy, Security, Breach Notification and Enforcement Rules, including revisions/additions made by the HITECH Act. The rule expanded the privacy and security requirements for business associates that create, receive, maintain or transmit PHI for or on behalf of covered entities, increased penalties for noncompliance and strengthened requirements for reporting of breaches of unsecured PHI, among other changes. The rule also made business associates and their subcontractors directly liable for civil monetary penalties for impermissible uses and disclosures of PHI.

If Bioventus was to be found to have breached its obligations under HIPAA, Bioventus could be subject to enforcement actions by the OCR and state health regulators and lawsuits, including class action law suits, by private plaintiffs. In addition, OCR performs compliance audits in order to proactively enforce the HIPAA privacy and security standards. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties without being required to attempt to resolve violations through informal means; further OCR may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. OCR enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions under either HIPAA or relevant state laws seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although Bioventus has implemented and maintained policies, processes and a compliance program infrastructure to assist Bioventus in complying with these laws and regulations and its contractual obligations, Bioventus cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to its operations.

In addition to HIPAA, Bioventus must adhere to state patient confidentiality laws that are not pre-empted by HIPAA, including those that are more stringent than HIPAA requirements. Numerous other state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. In addition, Congress and some states are considering new laws and regulations that further protect the privacy and security of medical records or medical information. With the recent increase in publicity regarding data breaches resulting in improper dissemination of consumer information, all states have passed laws regulating the actions that a business must take if it experiences a data breach, such as prompt disclosure to affected customers. Generally, these laws are limited to electronic data and make some exemptions for smaller breaches. Congress has also been considering similar federal legislation relating to data breaches. The Federal Trade Commission (FTC) and states’ Attorneys General have also brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the FTC Act. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. For example, the California Consumer Privacy Act (CCPA) took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses and provides new and enhanced data privacy rights to California residents, such as affording consumers the right to access and delete their information and to opt out of certain sharing and sales of personal information. The CCPA imposes severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. The CCPA contains an exemption for medical information governed by the California Confidentiality of Medical Information Act (CMIA) and for PHI collected by a covered entity or business associate governed by the privacy, security and breach notification rules established pursuant to HIPAA and HITECH, but the precise application and scope of this exemption is not yet clear, and the law may still apply to certain aspects of its business. Additionally, a new privacy law, the California Privacy Rights Act (CPRA), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information, restricting use of sensitive personal information, which includes health information, and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring Bioventus to incur additional costs and expenses in an effort to comply. The CCPA and CPRA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to its business, and that may not include exemptions for businesses subject to HIPAA. The effects of the CCPA, and other similar state or federal laws, are potentially significant and may require Bioventus to modify its data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. As with HIPAA, any laws regulating the collection, dissemination, use, access to, confidentiality and security of personal information may apply directly to its business or indirectly by contract when Bioventus provides services to other companies. Bioventus intends to continue to comprehensively protect all consumer data and to comply with all applicable laws regarding the protection of this data.

Privacy and data protection laws in Europe

Bioventus is subject to European laws relating to its and its suppliers’, partners’ and subcontractors’ collection, control, processing and other use of personal data, such as data relating to an identifiable living individual, whether that individual can be identified directly or indirectly. Bioventus and its suppliers, partners and subcontractors process personal data including in relation to its employees, employees of customers, trial patients, health care professions and employees of suppliers including health and medical information. The data privacy regime in the EU includes the General Data Protection Regulation (GDPR), the E-Privacy Directive (2002/58/EC) and national laws implementing or supplementing each of them.

The GDPR requires that personal data is only collected for specified, explicit and legal purposes as set out in the GDPR or local laws and the data may then only be processed in a manner consistent with those purposes. The personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA unless certain steps are taken to ensure an adequate level of protection and must not be retained for longer than necessary for the purposes for which it was collected. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. In addition, to the extent a company processes, controls or otherwise uses ‘special category’ personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data. Finally, GDPR provides a broad right for EU Member States to create supplemental national laws. Such laws and they are increasingly adopting different approaches to the role of the parties in clinical trials. Such laws, for example may relate to the processing of health, genetic and biometric data, which could further limit its ability to use and share such data or could cause its costs to increase and harm its business and financial condition.

From January 1, 2021, Bioventus is also subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g. fines up to the greater of €20 million (£17.9 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. Currently there is a four to six-month grace period agreed in the EU and UK Trade and Cooperation Agreement, ending 30 June 2021 at the latest, whilst the parties discuss an adequacy decision. However, it is not clear whether (and when) an adequacy decision may be granted by the European Commission enabling data transfers from EU member states to the United Kingdom long term without additional measures. These changes will lead to additional costs and increase its overall risk exposure.

In addition, the United Kingdom’s withdrawal from the European Union means that the United Kingdom will become a “third country” for the purposes of data transfers from the European Union to the United Kingdom following the expiration of the four to six-month personal data transfer grace period (from January 1, 2021) set out in the EU and UK Trade and Cooperation Agreement, unless a relevant adequacy decision is adopted in favor of the United Kingdom (which would allow data transfers without additional measures). These changes may require Bioventus to find alternative solutions for the compliant transfer of personal data into the United Kingdom.

Bioventus is also subject to evolving European laws on data export and electronic marketing. The rules on data export will apply when Bioventus transfers personal data to group companies or third parties outside of the EEA. For example, in 2015, the Court of Justice of the European Union (CJEU) ruled that the U.S.-EU Safe Harbor framework, one compliance method by which companies could transfer personal data regarding citizens of the EU to the United States, was invalid and could no longer be relied upon. European and U.S. negotiators agreed in February 2016 to a new framework, the EU-US Privacy Shield framework, which replaced the Safe Harbor framework, however, on July 16, 2020 the CJEU also invalidated the Privacy Shield framework as a method to transfer personal data from the EEA to US. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances; this has created uncertainty. These changes will require Bioventus to review and amend the legal mechanisms by which Bioventus makes and/ or receive personal data transfers to/ in the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, Bioventus could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if Bioventus is otherwise unable to transfer personal data between and among countries and regions in which Bioventus operates, it could affect the manner in which Bioventus provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect its financial results.

Bioventus is also subject to evolving EU and UK privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union and the United Kingdom, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of its marketing activities, divert the attention of its technology personnel, adversely affect its margins, increase costs and subject Bioventus to additional liabilities.

Bioventus is subject to the supervision of local data protection authorities in those jurisdictions where Bioventus is established or collecting data from EU residents. Bioventus depends on a number of third parties in relation to its provision of its services, a number of which process personal data on its behalf. With each such provider Bioventus enters into contractual arrangements to ensure that they only process personal data according to its instructions, and that they have sufficient technical and organizational security measures in place. Where Bioventus transfers personal data outside the EEA, Bioventus does so in compliance with the relevant data export requirements. As previously described, following the CJEU’s decision to invalidate Privacy Shield, Bioventus is now required to review and amend the legal mechanisms by which Bioventus makes and/or receive personal data transfers to/in the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, Bioventus could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if Bioventus is otherwise unable to transfer personal data between and among countries and regions in which Bioventus operates, it could affect the manner in which Bioventus provides its services, the geographical location or segregation of its relevant systems and operations, and could adversely affect its financial results.

Bioventus takes its data protection obligations seriously, as any improper, unlawful or accidental disclosure, loss, alteration or access to, personal data, particularly sensitive personal data, such as special category, could adversely affect its business and/or its reputation.

Bioventus may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations, particularly relating to biopharmacy and/or scientific research that require compliance with certain rules pertaining to privacy and data security.

There are costs and administrative burdens associated with compliance with GDPR and the resultant changes in the EU and EEA Member States’ national laws and the introduction of the e-Privacy Regulation once it takes effect. Any failure or perceived failure to comply with global privacy laws carries with it the risk of significant penalties and sanctions. These laws or new interpretations, enactments or supplementary forms of these laws, could create liability for us, could impose additional operational requirements on its business, and could affect the manner in which Bioventus uses and transmits patient information and could increase its cost of doing business. Claims of violations of privacy rights or contractual breaches, even if Bioventus is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.

Coverage and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical, biological or medical device product. In the United States and markets in other countries, patients who are prescribed treatments or undergo procedures for their conditions and the providers performing the services generally rely on third-party payers to reimburse all or part of the associated healthcare costs. Patients are unlikely to use its products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of its products or related procedures. Sales of any products will therefore depend, in part, on the availability of coverage and adequate reimbursement from third-party payers. Third-party payers include government authorities, managed care organizations, private health insurers and other organizations.

The process for determining whether a third-party payer will provide coverage for a product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payer will pay for the product once coverage is approved. Third-party payers may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. A decision by a third-party payer not to cover any of its products or product candidates could reduce physician utilization of such products and adversely affect its business, results of operations and financial condition. Moreover, a third-party payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Bioventus to maintain price levels sufficient to realize an appropriate return on its investment in product development. Additionally, coverage and reimbursement for products can differ significantly from payer to payer. One third-party payer’s decision to cover a particular medical product or service does not ensure that other payers will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will often require Bioventus to provide scientific and clinical support for the use of its products to each payer separately and can be a time-consuming process.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Third-party payers may not consider its products to be medically necessary or cost-effective for certain indications or for all uses, and as a result, may not provide coverage for its products. In order to obtain and maintain coverage and reimbursement for its products and product candidates, Bioventus may need to conduct expensive clinical trials in order to demonstrate the medical necessity and cost-effectiveness of such products, in addition to the costs required to obtain regulatory approvals. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Any changes in coverage and reimbursement that further restrict coverage of its products or lower reimbursement for procedures using its devices could materially affect its business. See the information under “Risk Factors – Risks relating to Bioventus’ Business.” If Bioventus is unable to achieve and maintain adequate levels of coverage and/or reimbursement for its products, the procedures using its products, or any future products Bioventus may seek to commercialize, the commercial success of these products may be severely hindered.

Outside of the United States, the pricing of medical devices and prescription pharmaceuticals is subject to governmental control in many countries. For example, in the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular therapy to currently available therapies or so called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of medical devices and pharmaceutical products could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. There can be no assurance that any country that has price controls or reimbursement limitations for medical devices or pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of its products, if approved in those countries. See the information under “Risk Factors – Risks relating to Bioventus’ Business.” Governments outside the United States may not provide coverage or reimbursement of its products, which may adversely affect its business, results of operations and financial condition.

Exogen reimbursement and order fulfillment

Bioventus’ Exogen system is classified as durable medical equipment, meaning the product is used by the patient in the home and that the patient and/or insurance company, rather than the physician, is billed for the product. Bioventus bills third-party payers, such as private insurance or Medicare, on behalf of its patients and bill the patient for their co-payment obligations and deductibles. An internal team and external consultants assist with billing and processing orders for its Exogen system and has been trained in verifying case-by-case benefits, obtaining prior authorization and billing and collecting payments from payers. Bioventus also has a separate dedicated team of employees that provides customer support services for its Exogen system.

Bioventus has strong and established payer relationships, including the largest private payers in the United States. Based on its estimates, Bioventus is contracted as a provider with payers covering over 200 million lives. These contracts allow patients to access its Exogen system at a competitive rate and copay comparable to other suppliers and easing its administrative burden in processing at both authorization and when billing. Bioventus’ Exogen system is reimbursed under Healthcare Common Procedure Coding System (HCPCS) code E0760.

Healthcare reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage for the procedures associated with the use of its products, or result in lower reimbursement for those procedures. The cost containment measures that payers and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce its revenues from the sale of its products. By way of example, the Affordable Care Act substantially changed healthcare financing and delivery by both governmental and private insurers and significantly impacted the pharmaceutical and medical device industries. The Affordable Care Act imposed, among other things, a new federal excise tax on the sale of certain medical devices, provided incentives to programs that increase the federal government’s comparative effectiveness research and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, including the permanent repeal of the federal excise tax on the sale of certain medical devices effective January 1, 2020. Bioventus expects there will be additional challenges and amendments to the Affordable Care Act in the future.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. Subsequent legislative amendments related to the COVID-19 pandemic suspended this Medicare sequestration payment reduction from May 1, 2020 through March 31, 2021, but extended sequestration through 2030. On January 2, 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals.

Moreover, payment methodologies may be subject to changes due to healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare and review the relationship between pricing and manufacturer patient programs.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

In the EU, similar political, economic and regulatory developments have occurred or are being contemplated. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or Member State level may result in significant additional requirements or obstacles that may increase operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers.

Bioventus expects that additional foreign, state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for its products or additional pricing pressure.

Employee and Human Capital Resources

As of December 31, 2020, Bioventus had approximately 700 employees, none of whom were covered by collective bargaining agreements. Most of these employees are located in the United States with approximately 90 located outside the United States. Bioventus believes that its relations with its employees are generally good.

Bioventus values its employees and regularly benchmark total rewards Bioventus provides, such as short and long term compensation, 401(k) contributions, health, welfare and quality of life benefits, paid time off and personal leave, against its industry peers to ensure Bioventus remains competitive and attractive to potential new hires. Bioventus seeks to create a workplace environment that fosters personal and business successes by offering training and development programs, which further assist its current employees in meeting and exceeding its established standards of performance. Additionally, through its Diversity, Equity and Inclusion Counsel, its employees work directly with its executive management team to address any internal concerns and continuously improve the ways in which Bioventus serves its employees and customers.

Tax Receivable Agreement

Bioventus expects to obtain an increase in its share of the tax basis of the assets of BV LLC when the continuing LLC owner receives shares of Bioventus class A common stock or, if Bioventus and the continuing LLC owner agree, cash in connection with an exercise of the continuing LLC owner’s right to have its LLC interests redeemed by BV LLC or, at Bioventus’ election, directly exchanged (such basis increases, together with the basis increases resulting from certain distributions (or deemed distributions) from BV LLC, the “basis adjustments”). Bioventus intends to treat such redemptions or exchanges of LLC interests as the direct purchase of LLC interests by Bioventus from the continuing LLC owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC interests are surrendered by the continuing LLC owner to BV LLC for redemption or sold to Bioventus upon the exercise of our election to acquire such LLC interests directly. A basis adjustment may have the effect of reducing the amounts that Bioventus would otherwise pay in the future to various tax authorities. The basis adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

Bioventus entered into the TRA with the continuing LLC owner. The TRA provides for Bioventus’ payment to the continuing LLC owner of 85% of the amount of tax benefits, if any, that Bioventus actually realizes, or in some circumstances are deemed to realize, as a result of any basis adjustments and certain other tax benefits arising from payments under the TRA. BV LLC has in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange (including deemed exchange) of LLC interests for shares of our Class A common stock or cash occurs. These TRA payments are not conditioned upon any continued ownership interest in either BV LLC or Bioventus by the continuing LLC owner. The rights of the continuing LLC owner under the TRA are assignable to transferees of its LLC interests (other than Bioventus as transferee pursuant to subsequent redemptions or exchanges of the transferred LLC interests). Bioventus expects to benefit from the remaining 15% of tax benefits, if any, that it may actually realize.

The actual basis adjustments, as well as any amounts paid to the continuing LLC owner under the TRA, will vary depending on a number of factors, including:

•

the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of BV LLC at the time of each redemption or exchange;

•

the price of shares of our Class A common stock at the time of redemptions or exchanges—the basis adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of each redemption or exchange;

•	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•

the amount and timing of our income—the TRA generally requires Bioventus to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. Except as discussed below in cases of (i) a material breach of a material obligation under the TRA, (ii) a change of control or (iii) an early termination of the TRA, if Bioventus does not have taxable income, it will generally not be required to make payments under the TRA for that taxable year because no tax benefits will have been realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

For purposes of the TRA, cash savings in income tax will be computed by comparing Bioventus’ actual income tax liability to the amount of such taxes that it would have been required to pay had there been no basis adjustments and had the TRA not been entered into. The TRA generally applies to each of Bioventus’ taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the TRA; however, the TRA may be terminated by Bioventus pursuant to an early termination procedure that requires Bioventus to pay the continuing LLC owner an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the basis adjustments).

The payment obligations under the TRA are Bioventus’ obligation and not BV LLC’s. Although the actual timing and amount of any payments that may be made under the TRA will vary, Bioventus expects that the payments that we may be required to make to the continuing LLC owner could be significant. Any payments made by Bioventus to the continuing LLC owner under the TRA generally reduces the amount of overall cash flow that might have otherwise been available to Bioventus or to BV LLC and, to the extent that Bioventus is unable to make payments under the TRA for any reason, the unpaid amounts generally are deferred and accrue interest until paid by Bioventus.

Decisions made by Bioventus in the course of running Bioventus’ business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the continuing LLC owner under the TRA. For example, the earlier disposition of assets following a transaction that results in a basis adjustment generally accelerate payments under the TRA and increase the present value of such payments.

The TRA provides that if (i) Bioventus materially breaches any of its material obligations under the TRA, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, on or before December 31, 2021 or (iii) Bioventus elects an early termination of the TRA, then its obligations, or its successor’s obligations, under the TRA would be based on certain assumptions, including an assumption that it would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA. The TRA also provides that in the case of certain mergers, asset sales, other forms of business combination or other changes of control occurring on or after December 31, 2021, payments under the TRA would be based on certain assumptions, including an assumption that in each taxable year ending on or after the change of control, Bioventus would have taxable income equal to the greater of (A) actual taxable income for such taxable year and (B) the product of (x) four and (y) the highest taxable income in any of the four fiscal quarters ended prior to the change in control (increased by 10% for each taxable year beginning with the second taxable year following the change in control), in each case, as adjusted to take into account our actual percentage ownership in BV LLC for the taxable year for which the tax benefit payment is being determined.

As a result of the foregoing, (i) we could be required to make cash payments to the continuing LLC owner that are greater than the specified percentage of the actual benefits Bioventus ultimately realizes in respect of the tax benefits that are subject to the TRA, and (ii) if Bioventus materially breach any of its material obligations under the TRA or if it elected to terminate the TRA early, it would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Bioventus’ obligations under the TRA could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that Bioventus will be able to finance its obligations under the TRA. Bioventus anticipates funding ordinary course payments under the TRA from distributions from BV LLC out of distributable cash, to the extent permitted by its agreements governing its indebtedness.

Payments under the TRA are based on the tax reporting positions that Bioventus determines. Pursuant to the TRA, the continuing LLC owner is required to reimburse Bioventus for cash payments previously made to it pursuant to the TRA if any tax benefits actually realized by Bioventus are subsequently challenged by a taxing authority and ultimately disallowed. In addition, but without duplication of any amounts previously reimbursed by the continuing LLC owner, any excess cash payments made by us to the continuing LLC owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, a challenge to any tax benefits actually realized by Bioventus may not arise for a number of years following the initial time of such payment and Bioventus might not determine that it has effectively made an excess cash payment to the continuing LLC owner for a number of years following the initial time of such payment. Moreover, there can be no assurance that any excess cash payments for which the continuing LLC owner has a reimbursement obligation under the TRA will be repaid to Bioventus. As a result, it is possible that Bioventus could make cash payments under the TRA that are substantially greater than its actual cash tax savings. The applicable U.S. federal income tax rules are complex and factual in nature, and Bioventus cannot assure you that the IRS or a court will not disagree with its tax reporting positions. Bioventus has full responsibility for, and sole discretion over, all of its and BV LLC’s tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the continuing LLC owner.

Payments are generally due under the TRA within a specified period of time following the filing of Bioventus’ tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments begin to accrue at a rate of LIBOR plus 100 basis points from the due date, without extensions, of such tax return and ending on the date that such payments are required to be made under the terms of the TRA. Any late payments that may be made under the TRA continue to accrue interest at LIBOR plus 500 basis points from the due date of such payments under the TRA until such payments are made, including any late payments that Bioventus may subsequently make because Bioventus did not have enough available cash to satisfy its payment obligations at the time at which they originally arose, including as a result of restrictions on payments to its equity owners in the agreements governing our indebtedness. To date, there have been no payments to the continuing LLC owner made by Bioventus pursuant to this agreement.

Bioventus LLC Agreement

Bioventus operates its business through BV LLC and its subsidiaries. Bioventus and the continuing LLC owner entered into the Bioventus LLC agreement, which sets forth terms for the operations of BV LLC, and the rights and obligations of the holders of LLC interests.

Appointment as Manager

Under the Bioventus LLC agreement, Bioventus is a member and the sole manager of BV LLC. As the sole manager, Bioventus is able to control all of the day-to-day business affairs and decision-making of BV LLC. As such, Bioventus, through our officers and directors, are responsible for all operational and administrative decisions of BV LLC and the day-to-day management of BV LLC’s business. Pursuant to the terms of the Bioventus LLC agreement, Bioventus cannot, under any circumstances, be removed as the sole manager of BV LLC except by Bioventus’ election.

Compensation

Bioventus is not entitled to compensation for its services as manager. Bioventus is entitled to reimbursement or capital contribution credit by BV LLC for fees and expenses incurred on behalf of BV LLC, including all expenses associated with Bioventus’ IPO and maintaining its corporate existence.

Recapitalization.

The Bioventus LLC agreement recapitalizes the units that were held prior to the IPO in BV LLC into a new single class of common membership units, which Bioventus refers to as the “LLC interests.” Each LLC interest entitles the holder to a pro rata share of the net profits and net losses and distributions of BV LLC.

Distributions

The Bioventus LLC agreement requires “tax distributions” to be made by BV LLC to its members, as that term is defined in the agreement. Tax distributions will be made to members on a pro rata basis, including Bioventus, in an amount sufficient to allow the members, including Bioventus, to pay taxes owed in respect of income allocated by BV LLC and to allow Bioventus to meet its obligations under the TRA (as described above under the heading “Tax Receivable Agreement” above). For tax distributions made in the fiscal year ending December 31, 2021 (the 2021 fiscal year), the tax rate that Bioventus expect to use for purposes of determining tax distributions from BV LLC to its members will equal the combined federal, state, and local statutory tax rate applicable to it for the 2021 fiscal year, taking into account the deductibility of state and local taxes for federal purposes. For each subsequent fiscal year, the tax rate applicable to Bioventus for the 2021 fiscal year will apply with respect to tax distributions made during such fiscal year unless the Bioventus board determines otherwise. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from BV LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The Bioventus LLC agreement allows for distributions to be made by BV LLC to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect BV LLC may make distributions out of distributable cash periodically to the extent permitted by our agreements governing Bioventus’ indebtedness and necessary to enable us to cover our operating expenses and other obligations, including Bioventus’ tax liability and obligations under the TRA, as well as to make dividend payments, if any, to the holders of Bioventus class A common stock.

LLC Interest Redemption Right

The Bioventus LLC agreement provides a redemption right to the continuing LLC owner which entitles it to have its LLC interests redeemed, at its election, for newly-issued shares of Bioventus class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Bioventus class A common stock for each LLC interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If the continuing LLC owner elects to receive a cash payment, Bioventus may elect to settle such redemption with Bioventus class A common stock in lieu of a cash payment, provided that if it elects to do so, the continuing LLC owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC interests to BV LLC for cancellation. The Bioventus LLC agreement requires that Bioventus contribute cash or shares of Bioventus class A common stock to BV LLC in exchange for an amount of newly-issued LLC interests in BV LLC that will be issued to us equal to the number of LLC interests redeemed from the continuing LLC owner. BV LLC will then distribute the cash or shares of Bioventus class A common stock to the continuing LLC owner to complete the redemption. In the event of such a redemption election by the continuing LLC owner, Bioventus may effect a direct exchange of cash or Bioventus class A common stock for such LLC interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC interests that Bioventus owns equals the number of shares of Bioventus class A common stock issued by Bioventus (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Indemnification

The Bioventus LLC agreement provides for indemnification of the manager, members and officers of BV LLC and their respective subsidiaries or affiliates.

Available Information

Bioventus’ website is located at www.bioventus.com. Information on its website or connected to its website is not incorporated by references into this joint proxy statement/prospectus.

BIOVENTUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Bioventus’ financial condition and results of operations should be read in conjunction with the disclosure under “Risk Factors” and Bioventus’ consolidated financial statements and the related notes to those statements included elsewhere in this joint proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. Bioventus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus.

Executive summary

Bioventus is a global medical device company focused on developing and commercializing clinically differentiated, cost efficient and minimally invasive treatments that engage and enhance the body’s natural healing process. Bioventus operates its business through two reportable segments, U.S. and International, and Bioventus’ portfolio of products is grouped into three verticals:

•

Pain Treatments and Joint Preservation includes the legacy osteoarthritis (OA) joint pain treatment and joint preservation products, plus the Peripheral Nerve Stimulation (PNS) products sold previously by Bioness.

•	Bone Graft Substitutes (BGS) is comprised of human tissue allograft and synthetic products used primarily in spine surgery; and

•	Restorative Therapies includes the legacy minimally invasive fracture treatments, plus the rehabilitation products sold previously by Bioness.

Bioventus’ U.S. segment offers its full existing portfolio of products. This includes its pain treatment and joint preservation products, which address the entire market for HA viscosupplementation with offerings for single, three and five injection therapies: (i) Durolane, a single injection therapy, which Bioventus launched in the United States in the first half of 2018 and also market outside the United States in more than 30 countries; (ii) GELSYN-3, a three injection therapy, which Bioventus has marketed in the United States since the second half of 2016; and (iii) SUPARTZ FX, a five injection therapy, which Bioventus has marketed in the United States since May 2012. Bioventus’ U.S. segment also offers its BGS products, which are targeted at improving bone fusion rates following spinal fusion and other orthopedic surgeries. These products include allograft-derived bone graft with growth factors (OsteoAMP), a DBM (Exponent), cancellous bone in different preparations (PureBone), bioactive synthetics (Signafuse and Interface), a collagen ceramic matrix (OsteoMatrix) and two bone marrow isolation systems (CellXtract and Extractor). Further, its U.S. segment offers its Exogen system, which Bioventus believes offers significant advantages over electrical based long bone stimulation systems, including documented mechanism of action, shorter treatment times and superior nonunion heal rates.

Bioventus’ International segment offers Durolane, or single injection therapy, OsteoAMP, its allograft-derived bone graft with growth factors, and its Exogen system.

The following table sets forth total net sales, net income from continuing operations, Adjusted EBITDA and pro forma net income (loss) per unit attributable to common unit holders - basic and diluted:

	Years Ended December 31,		Six Months Ended
	2020	2019	July 3, 2021	June 27, 2020
Net sales	$321,161	$340,141	$191,594	$136,662
Net income from continuing operations	$14,722	$8,113	$13,748	$4,506
Adjusted EBITDA(1)	$72,443	$79,188	$30,957	$21,188
Net income (loss) per unit attributable to common unit holders - basic and diluted(2)	$0.89	$(0.13)

(1)

See below under Components of Bioventus’ results of operations-Adjusted EBITDA for a definition of Adjusted EBITDA and Results from continuing operations for a reconciliation of net income from continuing operations to Adjusted EBITDA.

(2)

See below for a computation of pro forma net income per unit attributable to common unit holders - basic and diluted after the recapitalization described below which was in conjunction with Bioventus’ IPO.

On February 16, 2021, Bioventus’ limited liability company agreement was amended and restated to, among other things, (i) provide for a new single class of common membership interests in the Company (LLC Interests) and (ii) exchange all of the existing membership interests for LLC Interests. For purposes of calculating pro forma earnings per unit, Bioventus has adjusted the number of outstanding membership units retroactively to give effect to the amendment and resulting recapitalization.

Pro forma basic net income per unit is computed by dividing net income by the pro forma weighted-average number of units outstanding during the period. Pro forma diluted net income per unit is computed by dividing net income by the pro forma weighted-average number of units outstanding adjusted to give effect to potentially dilutive securities. As a result of the recapitalization and the New LLC Owner assuming the obligations of the Company’s Phantom Plan awards there are no dilutive securities.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per unit for the years ended December 31 as follows:

	2020	2019
Net income from continuing operations attributable to common unit holders	$16,411	$8,666
Loss from discontinued operations, net of tax	—	1,815

Net income attributable to common unit holders	$16,411	$6,851

Pro forma net income per unit attributable to common unit holders—basic and diluted
Pro forma net income from continuing operations	$0.29	$0.15
Pro forma loss from discontinued operations, net of tax	—	0.03

Pro forma net income attributable to common unit holders	$0.29	$0.12

Pro forma weighted average units used in computing basic and diluted net income per common unit	56,825,325	56,825,325

Strategic transactions

Bioventus has pursued and continue to pursue business development opportunities that leverage its significant customer presence across orthopedics, broaden its portfolio and increase its global footprint. Below is a summary of some of Bioventus’ recent transactions:

Collaboration and development agreement for MOTYS

On May 29, 2019, Bioventus entered into a collaboration and development agreement (Development Agreement), with Musculoskeletal Transplant Foundation, Inc., or MTF, to develop an injectable placental tissue product, MOTYS, for use in the pain treatment and joint preservation. The development and commercialization of the product is anticipated to take place in two stages. In consideration for achieving its development milestones, Bioventus paid MTF $1.5 million and are obligated to pay additional payments totaling $0.8 million if certain further milestones are achieved.

Development collaboration agreement for PROcuff

On August 23, 2019, Bioventus entered into an exclusive Collaboration Agreement with Harbor, to develop and license the rights to commercialize a woven-suture-collagen composite implant product. Concurrently with the execution of the agreement, Bioventus purchased $1.0 million of shares of Harbor. As a result of Harbor’s achievement of certain milestones, on October 5, 2020, Bioventus purchased $1.0 million of additional shares of Harbor. Furthermore, Bioventus is obligated to make two additional one-time payments totaling $6.0 million in aggregate upon Harbor’s achievement of (i) receiving regulatory approval and (ii) achieving a certain net sales target. The sole use of proceeds from these investments is for the development of the implant product that is the subject of its agreement. Bioventus intends to negotiate and enter into a definitive supply agreement with Harbor if and when the product is cleared for marketing by the FDA at a price per unit not to exceed an agreed upon maximum.

Certain of the foregoing transactions have had a significant impact on Bioventus’ financial results of operations for the periods in which they occurred, and they have affected the comparability of these statements for the corresponding comparative periods.

Outlook

Bioventus plans to continue to expand its business and to increase its net sales and profitability by executing on the following strategies:

•	continue to expand market share in HA viscosupplementation;

•	introduce new pain treatment and joint preservation products;

•	further develop and commercialize Bioventus’ BGS portfolio;

•	expand indications for use for Bioventus’ Exogen system;

•	invest in research and development;

•	pursue business development opportunities; and

•	opportunistically grow Bioventus’ international markets.

Bioventus expects to face challenges as Bioventus executes on its business strategy. Bioventus’ industry is highly competitive, subject to rapid change and significantly affected by market activities of industry participants, new product introductions and other technological advancements. Bioventus believes its experienced management team positions Bioventus for success in facing these and other challenges. However, there are several factors affecting Bioventus’ business that are beyond its control, such as its ability to successfully introduce new products and line extensions, expand labels, continue to obtain reimbursement for its products at acceptable rates and receive necessary governmental approvals. In addition, Bioventus expects that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among its customers, which may exert further downward pressure on the prices of its products. For information about additional factors that may affect its outlook, see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this joint proxy statement/prospectus.

Recent Developments

Misonix Acquisition

On July 29, 2021, Bioventus entered into the Misonix Merger Agreement to acquire Misonix, Inc., a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative products that enhance clinical outcomes, in a cash-and-stock transaction. The Transaction is expected to close in the fourth quarter of 2021 and is subject to regulatory approvals, the approval of Bioventus’ stockholders, Misonix stockholder approval and customary closing conditions. Misonix is a provider of minimally invasive therapeutic ultrasonic technologies and regenerative medicine.

Misonix stockholders will receive aggregate consideration that values Misonix at approximately $518.0 million on a fully diluted basis, based on the Company’s 7-day weighted average stock price of $16.6284 per share as of July 27, 2021. The Transaction involves both cash and stock consideration based on the election of the Misonix stockholder. Each share of Misonix Common Stock issued and outstanding immediately prior to the Transaction, will be converted into the right to receive either an amount in cash equal to $28.00 or 1.6839 validly issued, fully paid and non-assessable shares of Class A common stock of the Company, $0.001 par value per share, based on the election of the holder. The maximum cash amount payable by the Company will be an amount equal to $10.50 multiplied by the number of outstanding shares of Misonix Common Stock shortly prior to the completion of the Transaction. The Company expects to fund the cash portion of the acquisition with cash on hand and through committed financing provided by Wells Fargo Bank, National Association (Wells Fargo Bank). The number of shares held by Misonix stockholders electing to receive cash will be reduced on a pro rata basis if the cash elected to be received exceeds the maximum cash amount payable and will be paid with stock consideration of 1.6839 of shares of the Company’s Class A common stock.

Bioness Acquisition

On March 30, 2021, Bioventus completed the acquisition of Bioness, a global leader in neuromodulation and advanced rehabilitation medical devices through its innovative PNS therapy and premium advanced rehabilitation solutions.

The Bioness acquisition gives Bioventus access into two large and growing markets: PNS and the advanced rehabilitation market, and Bioventus estimates their medical devices address total global market opportunities approaching $8 billion per year. Bioventus believes both of these markets offer attractive growth opportunities driven by demographic trends and the need for safe, effective, treatment options for the many patients suffering from post-surgical pain, stroke, multiple sclerosis, traumatic brain injury, spinal cord injury and cerebral palsy.

Bioness advanced rehabilitation solutions have a broad portfolio of offerings, including proprietary electrical stimulation exoskeletal devices for both the upper and lower extremities, robotic gait and fall safety systems, and high-tech, interactive software learning and recovery assessment platforms.

These products play an essential role in helping patients regain mobility due to stroke, traumatic brain injury, multiple sclerosis and osteoarthritis, and are used by physical or occupational therapists in a clinical setting or by the patient at home, with the guidance of a clinician through telemedicine.

Bioness PNS Systems help patients suffering from pain after surgery on an extremity, which affects over 16 million patients each year globally, and addresses the growing need to reduce opioid usage.

Under the Merger Agreement pursuant to which Bioventus acquired Bioness (the Bioness Merger Agreement), Bioventus paid $48.9 million at the closing of the transaction and agreed to pay up to an additional $43.0 million of discounted contingent consideration related to the achievement of certain key milestones. The acquisition includes the entire portfolio of Bioness products as well as its research and development pipeline. The up-front consideration was funded exclusively through the use of cash on hand.

CartiHeal

On July 15, 2020, BV LLC entered into an Option and Equity Purchase Agreement with CartiHeal (2009) Ltd., a privately-held company headquartered in Israel and the developer of the proprietary Agili-C™ implant for the treatment of joint surface lesions in traumatic and osteoarthritic joint, and its shareholders. The agreement provides BV LLC with an exclusive option to acquire 100% of CartiHeal’s shares under certain conditions, or the Call Option, and provides CartiHeal with a put option that would require BV LLC to purchase 100% of CartiHeal’s shares under certain conditions, or the Put Option. The Put Option is only exercisable by CartiHeal upon pivotal clinical trial success, including achievement of certain secondary endpoints and FDA approval of the Agili-C device with a label consistent in all respects with pivotal clinical trial success. The pivotal clinical trial’s objective is to demonstrate the superiority of the Agili-C implant over the surgical standard of care, including microfracture and debridement, for the treatment of cartilage or osteochondral defects, in both osteoarthritic knees and knees without degenerative changes. The investment follows the recently completed enrollment and outcome of interim analysis in CartiHeal’s IDE multinational pivotal study for Agili-C. This new round of funding is expected to enable CartiHeal to complete all patient follow-up in the Agili-C study and submit an application for PMA to the FDA. Under the terms of BV LLC’s investment in CartiHeal, CartiHeal can secure an additional $5.0 million equity investment from BV LLC, if needed, for IDE study completion. BV LLC previously made an initial $2.5 million investment in CartiHeal in January 2018 and a subsequent investment of $0.2 million in January 2020.

On August 2, 2021, pursuant to the Option and Equity Purchase Agreement, CartiHeal provided BV LLC with a statistical report containing the results of the pivotal clinical trial. On August 27, 2021, the Bioventus board, after its review of the statistical report for CartiHeal’s pivotal clinical trial and determination that the results of the statistical report indicated a Pivotal Clinical Trial Success (as contemplated by the Option and Equity Purchase Agreement), approved BV LLC’s continued pursuit of a potential acquisition of CartiHeal. BV LLC thereafter deposited $50.0 million in escrow in accordance with the terms of the Option and Equity Purchase Agreement. The closing of the transaction is subject to, among other things (including customary closing conditions), the valid exercise of the Call Option or the Put Option, the latter of which cannot be exercised unless and until premarket approval (PMA) by the Food and Drug Administration (FDA) is received with respect to the Agili-C implant, which was granted Breakthrough Device Designation by the FDA last year. CartiHeal plans to submit the clinical module of their PMA later this year, and the decision from the FDA is expected in the second half of 2022.

Should the Put Option or Call Option be exercised and the acquisition of CartiHeal consummated, the consideration for the acquisition of all of the shares of CartiHeal, excluding those Bioventus owns, would be $350 million payable in cash, subject to customary adjustments, all of which would be payable at closing, with an additional $150.0 million payable upon achievement of certain sales milestones related to Agili-C. Should the closing occur, the $50 million escrowed by BV LLC will be applied towards the consideration payable by BV LLC pursuant to the Option and Equity Purchase Agreement. CartiHeal has announced that it expects to submit its PMA application to the FDA later this year.

BONES Trial

Bioventus submitted a supplemental PMA to the FDA in December 2020 seeking approval of an expanded indication for EXOGEN, specifically, for the adjunctive treatment of acute and delayed metatarsal fractures to reduce the risk of non-union. This PMA supplement was based on and supported by clinical data in metatarsal fractures from the ongoing B.O.N.E.S. study. In April 2021, Bioventus received a letter from the FDA identifying certain deficiencies in the PMA supplement that must be addressed before the FDA can complete its review of the PMA supplement. The deficiencies include concerns about the data and endpoints from the B.O.N.E.S. study, and requests for re-analyses of certain data and provision of other information to support the findings. Bioventus continues to evaluate the FDA’s comments and are initiating discussions with them to address their concerns. Bioventus can give no assurance that Bioventus will be able to resolve the deficiencies identified by the FDA in a timely manner, or at all. Consequently, the FDA’s decision on the PMA supplement may be delayed beyond the time originally anticipated. Moreover, if Bioventus’ responses do not satisfy the FDA’s concerns, the FDA may not approve Bioventus’ PMA supplement seeking to expand the indications for Bioventus of EXOGEN as proposed.

COVID-19 pandemic impact

In 2020, the COVID-19 pandemic spread around the world and in the United States. New variants of the virus have emerged, some of which have shown to be more contagious. The COVID-19 pandemic has had widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices. Federal and state governments have implemented measures in an effort to prevent or minimize the spread of the virus, and ongoing effects of the pandemic, including social distancing, travel restrictions, border closures, limitations on public gatherings, mandatory closure or reduced capacity of businesses, work from home, supply chain logistical changes and other measures, which caused global business disruptions and significant volatility in U.S. and international debt and equity markets. Bioventus’ business, results of operations and financial condition have been and may continue to be, materially impacted by fluctuations in patient visits and elective procedures and any future temporary cessations of elective procedures and could be further impacted by delays in payments from customers, supply chain interruptions, extended “shelter-in-place” orders or advisories, facility closures or other reasons related to the pandemic. Furthermore, the long-term impact of COVID-19 on Bioventus’ business will depend on many factors, including, but not limited to, the duration and severity of the pandemic, the spread of new variants of the virus, new and ongoing measures taken in response to the pandemic, the availability, adoption and effectiveness of vaccines, the impact on economic activity from the pandemic and actions taken in response and the resulting impact it has on Bioventus’ partners, patients and communities in which Bioventus operates, all of which continue to be uncertain. As of the date of this joint proxy statement/prospectus, the extent to which COVID-19 could materially impact the Company’s financial conditions, liquidity or results of operations is uncertain.

To the extent COVID-19 disruptions continue to adversely impact Bioventus’ business, results of operations and financial condition, it may also have the effect of heightening risks relating to Bioventus’ ability to successfully commercialize newly developed or acquired products or therapies, consolidation in the healthcare industry, intensified pricing pressure as a result of changes in the purchasing behavior of hospitals and maintenance of Bioventus’ numerous contractual relationships. For additional information on the risks Bioventus may face as a result of COVID-19, refer to Risk Factors – Bioventus’ business may continue to experience adverse impacts as a result of the COVID-19 pandemic in “Risk Factors” section of this joint proxy statement/prospectus.

Components of its results of operations

Net sales

Bioventus generates net sales from a portfolio of active healing products that serve physicians spanning the orthopedic continuum, including sports medicine, total joint reconstruction, hand and upper extremities, foot and ankle, podiatric surgery, trauma, spine and neurosurgery. Bioventus reports sales net of contractual allowances, rebates and returns.

Bioventus sells its pain treatment and joint preservation products and restorative therapies through its direct sales team, who manage and maintain the sales relationship with healthcare providers, distribution centers or specialty pharmacies. In certain international markets, Bioventus also sells to independent distributors on prearranged business terms, who manage or maintain the sales relationship with their physician customers. Refer to Note 2. Summary of significant accounting policies in the “Notes to the Audited Consolidated Financial Statements” included in this joint proxy statement/prospectus for further information. Bioventus recognizes revenue at the point in time when control is transferred to the customer, typically, in the case of its pain treatment and joint preservation products, when these products are shipped to the customer and, in the case of its Exogen system, when the patient has accepted the product.

Bioventus’ BGSs are primarily sold in the U.S. market through independent distributors. Bioventus generally consigns its BGS products to hospitals so its neurosurgeon and orthopedic spine surgeon customers can use them in procedures. Bioventus recognizes revenue based upon consumption in a surgical procedure.

Cost of sales

Bioventus’ cost of sales primarily consist of costs of products purchased from its third-party suppliers, direct labor and allocated overhead associated with the assembly of its Exogen system, excess and obsolete inventory charges, shipping, inspection and related costs incurred in making its products available for sale or use. In addition, cost of sales includes depreciation related to production as well as amortization of product-related intellectual property and distribution rights associated with commercialized products. Bioventus’ pain treatment and joint preservation products and BGS products are manufactured by or obtained from third-party suppliers primarily located in Japan, Switzerland, Sweden and the United States. Bioventus receives the components for its Exogen system from suppliers and assemble each system in-house at its Cordova, Tennessee facility. In the future, Bioventus expects its cost of sales to increase due to increased sales volume.

Gross profit and gross margin

Gross profit consists of net sales less cost of sales. Bioventus calculates gross margin as gross profit divided by net sales. Bioventus’ gross margin has been and will continue to be affected by a variety of factors, including costs of products purchased from its third-party suppliers, manufacturing costs, product mix and implementation over time of cost-reduction strategies. Bioventus expects net sales and product mix to vary quarter by quarter and therefore its gross profit will likely fluctuate from quarter to quarter.

Selling, general and administrative expense

Selling, general and administrative expense primarily consists of salaries, benefits and other related costs, including equity-based compensation, for personnel employed in sales, marketing, finance, legal, compliance, administrative, information technology, medical education and training, quality and human resource departments. Selling, general and administrative expense also includes third-party marketing, supply chain and distribution, product recall costs, information technology, legal, human resources, insurance and facilities expenses, selling, general and administrative expenses also include commissions, generally based on a percentage of sales, to its direct sales team and independent distributors. Bioventus expects its selling, general and administrative expenses will increase with the continued expansion of its sales organization and commercialization of its current and pipeline products. Bioventus plans to hire more personnel to support the growth of its business. In addition, as a public company, Bioventus will be implementing additional procedures and processes to address the standards and requirements applicable to public companies. Bioventus expects to incur additional annual selling, general and administrative expenses related to these additional procedures and processes including, among other things, equity-based compensation, increased liability insurance for its directors and officers, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. Bioventus also expects a change in the timing over which compensation expense is recognized as a result of the termination of the Phantom Plan and the receipt by participants of shares of Class A common stock upon settlement of their awards, which settlement is expected to take place twelve months after the date of such termination. However, over time, as Bioventus grows its net sales, Bioventus expects selling, general and administrative expenses to decline as a percentage of net sales.

Research and development expense

Research and development expense primarily consists of employee compensation, equity compensation and related expenses, as well as contract research organization service expenses related to clinical trials. Bioventus expenses internal research and development costs as incurred and research and development costs incurred by third parties as they perform contracted work. Bioventus’ research and development expenses may vary substantially from period to period based on the timing of research and development activities. Bioventus is focused on internal research and development to broaden its product portfolio across all verticals, expand its Exogen system product label and undertake clinical research to support commercialization of all of its products. As a result, Bioventus expects its research and development expenses to increase to the mid-single digits as a percentage of net sales as it introduces new products, extends existing product lines and expands indications. Bioventus sees significant opportunity to develop innovative and clinically differentiated products in-house with its experienced research and development team. Bioventus is currently funding its B.O.N.E.S. clinical study, which began enrollment in 2018 and is aimed at broadening the label of its Exogen system to include a broader range of bones that may be treated as fresh fractures in predisposed patients at risk of nonunion. In addition, Bioventus is planning preclinical and animal model studies for MOTYS and PROcuff. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations.

Restructuring costs

Restructuring costs primarily consist of employee severance, legal, consulting and temporary labor expenses. During the periods presented, restructuring costs were associated with headcount reductions in its international business to improve operating efficiency. Key assumptions in determining the restructuring costs include headcount reductions, as well as terms and negotiated payments to terminate certain contractual obligations.

Depreciation and amortization

Depreciation expense primarily consists of depreciation of computer equipment and software as well as leasehold improvements, furniture, fixtures, machinery and equipment. Amortization expense primarily consists of amortization expense related to customer relationships and other intangible assets.

Interest expense

Interest expense primarily consists of interest on its indebtedness, which currently consists of its term loan and revolving credit facility, which was incurred pursuant to the 2019 Credit Agreement. Bioventus has entered into interest rate swaps to limit its exposure to changes in the variable interest rate on its term loan. Interest expense includes any fair value gain or losses on these swaps. Interest expense also includes the revaluation for the liability related to its Equity Participation Right, or EPR, Unit. The EPR Unit’s entitlement is 0.55% of available distributions arising from a distribution event as defined in the Bioventus LLC Agreement and was settled in cash as part of its IPO.

Other (income) expense

Other (income) expense primarily consists of foreign currency transaction and remeasurement gains and losses on transactions denominated in currencies other than its functional currency. Bioventus’ foreign currency transaction and remeasurement gains and losses are primarily related to foreign currency denominated cash, liabilities and intercompany receivables and payables. Other (income) expense may also include certain nonrecurring items.

Income tax expense

BV LLC is a partnership for U.S. federal tax purposes. Accordingly, the members include the profits and losses of BV LLC in their income tax returns. Certain wholly-owned subsidiaries of BV LLC are taxable entities for

U.S. or foreign tax purposes and file tax returns in their local jurisdictions. Income tax expense includes U.S. federal and state and international income taxes, including certain taxes applicable to BV LLC and U.S. federal income taxes for one of its subsidiaries that is treated as a corporation for U.S. federal tax purposes. Certain income and expense items in income tax returns are not reported in the same year as financial statements. Bioventus reports the income tax effects of these differences as deferred income taxes. Valuation allowances recognized reduce the related deferred tax assets to an amount which will, more likely than not, be realized. Bioventus recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Bioventus is subject to U.S. federal, state and local income taxes at the prevailing corporate tax rates with respect to its taxable income. In addition to tax expenses, Bioventus is obligated to make payments under the TRA, which could be significant. The TRA, obligates Bioventus to pay to the Continuing LLC Owner 85% of the amount of any realized tax benefits, (or in some circumstances are deemed to realize) resulting from (i) increases in the tax basis of assets of BV LLC as a result of (a) any future redemptions or exchanges of LLC Interests described under “Description of Bioventus’ Business—Bioventus LLC agreement—LLC Interest Redemption Right”, and (b) certain distributions (or deemed distributions) by BV LLC and (ii) certain other tax benefits arising from its making payments under the TRA. For more information, see “Description of Bioventus’ Business—Tax Receivable Agreement.”

Non-GAAP Financial Measures - Adjusted EBITDA

Bioventus presents Adjusted EBITDA, a non-GAAP financial measure because Bioventus believes it is a useful indicator of its operating performance. Bioventus’ management uses Adjusted EBITDA principally as a measure of its operating performance and believes that Adjusted EBITDA is useful to its investors because it is frequently used by securities analysts, investors and other interested parties frequently use it in their evaluation of the operating performance of companies in industries similar to Bioventus’. Bioventus’ management also uses Adjusted EBITDA for planning purposes, including the preparation of its annual operating budget and financial projections. Bioventus defines Adjusted EBITDA as net income (loss) from continuing operations before depreciation and amortization, provision of income taxes and interest expense, adjusted for the impact of certain cash, non-cash and other items that Bioventus does not consider in its evaluation of ongoing operating performance. These items include equity compensation, change in fair value of contingent consideration, COVID-19 benefits, succession and transition charges, loss on impairment of intangible assets, losses associated with debt refinancing, restructuring costs, foreign currency impact and other non-recurring costs. Adjusted EBITDA by segment is comprised of net sales and costs directly attributable to a segment, as well as an allocation of corporate overhead costs. The allocation of corporate overhead costs is determined based on various methods but is primarily based on a ratio of net sales by segment to total consolidated net sales. See table within Results from continuing operations for a reconciliation of net income from continuing operations to Adjusted EBITDA.

Interim Periods

The Company reports quarterly interim periods on a 13-week basis within a standard calendar year. Each annual reporting period begins on January 1 and ends on December 31. Each quarter ends on the Saturday closest to calendar quarter-end, with the exception of the fourth quarter, which ends on December 31. The 13-week quarterly periods ended on March 28, June 27 and September 26 for the year ended December 31, 2020. As a result, the fourth and first quarters may vary in length depending on the calendar year.

Results of Operations

The following table sets forth components of Bioventus’ condensed consolidated statements of operations as a percentage of net sales for the periods presented:

	Six Months Ended
	July 3, 2021	June 27, 2020
Net sales	100.0%	100.0%
Cost of sales (including depreciation and amortization)	29.1%	28.6%
Gross profit	70.9%	71.4%
Selling, general and administrative expense	54.1%	59.1%
Research and development expense	3.0%	3.5%
Change in fair value of contingent consideration	0.3%	—%
Depreciation and amortization	2.0%	2.7%
Impairment of variable interest entity assets	3.0%	—%
Operating (loss) income	8.5%	6.1%

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA for the periods presented:

	Six Months Ended
(in thousands)	July 3, 2021	June 27, 2020
Net (loss) income	$13,748	$4,506
Depreciation and amortization(a)	14,663	14,513
Income tax expense (benefit)	1,641	(71)
Interest expense (income)	(1,195)	5,215
Equity compensation(b)	(16,559)	(6,771)
COVID-19 benefits, net(c)	—	(1,101)
Succession and transition charges(d)	344	4,574
Foreign currency impact(e)	(64)	40
Acquisition and integration costs(f)	5,029	—
Inventory step-up costs(g)	2,106	—
Equity loss in unconsolidated investments(h)	901	—
Change in fair value of contingent consideration(i)	641	—
Impairments related to variable interest entity(j)	7,043	—
Other non-recurring costs(k)	2,659	283

Adjusted EBITDA	$30,957	$21,188

(a)

Includes for the six months ended July 3, 2021 and June 27, 2020, respectively, depreciation and amortization of $10,854 and $10,599 in cost of sales, and $3,777 and $3,638 presented in the consolidated statements of operations and comprehensive (loss) income with the balance in research and development.

(b)

The six months ended July 3, 2021 primarily includes equity-based compensation expense (income) resulting from awards granted under the Company’s current equity based compensation plan (2021 Plan) and compensation costs. The six months ended July 3, 2021 also includes the change in fair market value of accrued equity-based compensation related to the BV LLC Phantom Profits Interest Plan (Phantom Plan) due to expected pricing with Bioventus’ IPO. Equity compensation expenses for the six months ended June 27, 2020 represents compensation from the Company’s management incentive plan and Phantom Plan as well as the change in fair market value of accrued equity-based compensation related to the plans due to the impact of the COVID-19 pandemic on Bioventus’ business.

(c)	Represents income resulting from the CARES Act offset by additional cleaning and disinfecting expenses and contract termination fees for canceled events.
(d)	Primarily represents costs related to the CEO transition.
(e)

Foreign currency impact represents realized and unrealized gains and losses from fluctuations in foreign currency and is included within other expense (income) in the consolidated statements of operations and comprehensive (loss) income.

(f)	Represents costs incurred to acquire and integrate Bioness.
(g)	Amortization of the inventory step-up associated with the Bioness acquisition.
(h)	Represents CartiHeal equity investment losses.
(i)	Represents change in fair value of contingent consideration resulting from the Bioness Acquisition.
(j)	Represents loss on impairment of Harbor’s long-lived assets and the Company’s investment in Harbor.
(k)	Other non-recurring costs primarily includes charges associated with strategic transactions, such as potential acquisitions and public company preparation costs, primarily accounting and legal fees.

Bioventus presents Adjusted EBITDA, a non-GAAP financial measure, because Bioventus believes it is a useful indicator of Bioventus’ operating performance. Bioventus’ management uses Adjusted EBITDA principally as a measure of Bioventus’ operating performance and believes that Adjusted EBITDA is useful to Bioventus’ investors because it is frequently used by securities analysts, investors and other interested parties frequently use it in their evaluation of the operating performance of companies in industries similar to Bioventus’. Bioventus’ management also uses Adjusted EBITDA for planning purposes, including the preparation of Bioventus’ annual operating budget and financial projections. Bioventus defines Adjusted EBITDA as net (loss) income before depreciation and amortization, provision of income taxes and interest expense, adjusted for the impact of certain cash, non-cash and other items that Bioventus does not consider in Bioventus’ evaluation of ongoing operating performance. These items include equity compensation, change in fair value of contingent consideration, Bioness acquisition costs, succession and transition charges, loss on impairment of intangible assets, losses associated with debt refinancing, foreign currency impact and other non-recurring costs. Adjusted EBITDA by segment is comprised of net sales and costs directly attributable to a segment, as well as an allocation of corporate overhead costs. The allocation of corporate overhead costs is determined based on various methods but is primarily based on a ratio of net sales by segment to total consolidated net sales.

Net sales

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
U.S.	173,220	$125,136	$48,084	38.4%
International	18,374	11,526	6,848	59.4%

Net Sales	$191,594	$136,662	$54,932	40.2%

Six months ended July 3, 2021 compared to June 27, 2020

U.S.

Net sales increased $48.1 million, or 38.4%. The changes in net sales by vertical are as follows:

• Pain Treatments and Joint Preservation	$24.3 million
• Bone Graft Substitutes	$13.7 million
• Restorative Therapies	$10.1 million

Revenue increased primarily due to volume growth as revenue in 2020 was negatively affected by the economic impact of the COVID-19 pandemic. The Bioness acquisition contributed $9.4 million in additional sales primarily within the Pain Treatments and Joint Preservation vertical.

International

Net sales increased $6.8 million, or 59.4%, primarily due to sales volume growth as revenue in 2020 was negatively affected by the economic impact of the COVID-19 pandemic. The Bioness acquisition contributed $2.5 million in additional sales, a majority of which was reported within Bioventus’ Pain Treatments and Joint Preservation vertical.

Gross profit and gross margin

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
U.S.	$123,429	$90,014	$33,415	37.1%
International	12,440	7,571	4,869	64.3%

	$135,869	$97,585	$38,284

Gross margin	Six Months Ended
	July 3, 2021	June 27, 2020	Change
U.S.	71.3%	71.9%	(0.6)%
International	67.7%	65.7%	2.0%
Total	70.9%	71.4%	(0.5)%

Six months ended July 3, 2021 compared to June 27, 2020

U.S.

Gross profit increased $33.4 million, or 37.1%, primarily due to the increase in net sales. Gross margin remained consistent with the prior year comparable period.

International

Gross profit increased $4.9 million, or 64.3%, primarily due to the increase in net sales. Gross margin increased slightly due to product mix.

Selling, general and administrative expense

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
Selling, general and administrative expense	$103,736	$80,809	$22,927	28.4%

Six months ended July 3, 2021 compared to June 27, 2020

Selling, general and administrative expenses increased $22.9 million, or 28.4%, primarily due to the impact of the COVID-19 pandemic on Bioventus’ business in 2020 as well as the Bioness Acquisition. The increases were primarily in the following areas:

• Compensation related expenses	$19.0 million
• Equity compensation excluding change in the fair value discussed further below	$6.6 million
• Consulting expense	$5.4 million
• Corporate and employee health insurance	$3.7 million
• Legal and accounting expenses	$3.3 million

These increases were partially offset by a higher change in fair value of Bioventus’ accrued equity-based compensation resulting in an increased net recovery of expense compared to the prior year of $15.6 million. The change in fair value for 2021 was due to adjustments to reflect the difference between the expected pricing from the pending IPO and the actual offering price. The change in fair value for 2020 was due to the impact of the COVID-19 pandemic on Bioventus’ business.

Research and development expenses

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
Research and development expense	5,783	4,742	$1,041	22.0%

Six months ended July 3, 2021 compared to June 27, 2020

Research and development expense increased by $1.0 million, or 22.0%, partially due to Bioventus’ cost reduction efforts implemented during 2020 as a result of the COVID-19 pandemic as well as the Bioness acquisition. In addition, compensation related expenses increased $1.0 million and equity compensation, excluding the change in fair value discussed below, increased $0.9 million. These increases were partially offset by a higher change in fair value of Bioventus’ accrued equity-based compensation resulting in an increased net recovery of expense totaling $1.8 million. The change in fair value during 2021 was due to adjustments to reflect the difference between the expected pricing from the pending IPO and the actual offering price. The change in fair value during 2020 was due to the impact of the COVID-19 pandemic on Bioventus’ business.

Change in fair value of contingent consideration

The $0.6 million change in fair value of Bioness Acquisition contingent consideration during the six months ended July 3, 2021 resulted from the change in present value of discounted cash flows due to the passage of time.

Depreciation and amortization

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
Depreciation and amortization	3,777	3,638	$139	3.8%

Depreciation and amortization remained consistent with the six months ended June 27, 2020.

Impairment of variable interest entity assets

The Company terminated the Harbor Collaboration Agreement on June 8, 2021 which resulted in a $5.7 million impairment on Harbor’s long-lived asset balances, of which $5.2 million was recorded in loss attributable to noncontrolling interest. Refer to Note 3. Business combinations and investments within the “Notes to the Unaudited Condensed Consolidated Financial Statements” of the Bioventus financial statements included in this joint proxy statement/prospectus for further details concerning the impairment and deconsolidation of Harbor.

Other (income) expense

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
Interest expense (income)	$(1,195)	$5,215	$(6,410)	NM
Other expense (income)	$2,064	$(1,254)	$3,318	NM

NM = Not meaningful

Six months ended July 3, 2021 compared to June 27, 2020

Interest (income) expense changed $6.4 million. In conjunction with Bioventus’ IPO, Bioventus settled Bioventus’ equity participation right (EPR) liability resulting in interest income of $2.8 million. In addition, the change in the fair value of Bioventus’ interest rate swap resulted in interest income of $1.3 million during 2021 compared to interest expense of $2.0 million in 2020.

Other expense increased $3.3 million primarily due to the impairment of Bioventus’ Harbor investment of $1.4 million and $0.9 million in net losses related to Bioventus’ equity investment in CartiHeal. In addition, Bioventus had other income in 2020 resulting from a $1.2 million Provider Relief Fund payment under the CARES Act.

Income tax expense

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
Income tax expense (benefit)	$1,641	$(71)	$1,712	NM
Effective tax rate	10.7%	1.6%		9.1%

Income tax expense increased for the six months ended July 3, 2021 and June 27, 2020 primarily due to the increase in Bioventus’ effective tax rate related to the change in structure resulting from Bioventus’ IPO and associated Up C partnership structure as well as the impact of non-deductible stock option expense during 2021.

Noncontrolling interest

	Six Months Ended		Change
	July 3, 2021	June 27, 2020	$	%
Continuing LLC Owner	$1,397	$—	$1,397	NM
Harbor	5,665	672	4,993	NM

Total	$7,062	$672	$6,390

Subsequent to the IPO and Transactions, Bioventus is the sole managing member of BV LLC in which Bioventus owns 72.2%. Bioventus has a majority economic interest, the sole voting interest in, and control the management of BV LLC. As a result, Bioventus consolidates the financial results of BV LLC and report a non-controlling interest representing the 27.8% which is owned by the Continuing LLC Owner.

Bioventus stopped consolidating Harbor upon the termination of the Collaboration Agreement, as Bioventus ceased being the primary beneficiary because Bioventus no longer had the power to direct Harbor’s significant activities. Prior to the deconsolidation, Bioventus’ partial ownership and exclusive Collaboration Agreement with Harbor resulted in loss attributable to noncontrolling interest through June 8, 2021. The $5.0 million increase for the six months ended July 3, 2021 and June 27, 2020 is primarily due to the $5.7 million impairment on Harbor’s long-lived asset balances.

Segment Adjusted EBITDA

Adjusted EBITDA for each of Bioventus’ reportable segments is as follows:

	Six Months Ended		Change
(in thousands, except for percentage)	July 3, 2021	June 27, 2020	$	%
U.S.	$27,147	$21,151	$5,996	28.3%
International	$3,810	$37	$3,773	NM

Six months ended July 3, 2021 compared to June 27, 2020

U.S.

Adjusted EBITDA increased $6.0 million or 28.3% primarily due a $33.4 million increase in gross profit resulting from the increase in sales. This increase was partially offset by the increase in compensation related charges of $21.3 million previously discussed as well as higher public company costs.

International

Adjusted EBITDA increased $3.8 million primarily due to a $4.9 million increase in gross profit resulting from the increase in sales. This increase was partially offset by the increase in compensation related charges of $1.1 million previously discussed.

Year ended December 31, 2020 compared to the Year ended December 31, 2019

The following table sets forth components of our condensed consolidated statements of operations from continuing operations as a percentage of net sales for the periods presented:

	Years Ended December 31,
	2020	2019
Net sales	100.0%	100.0%
Cost of sales (including depreciation and amortization)	27.3%	26.7%

Gross profit	72.7%	73.3%
Selling, general and administrative expense	60.1%	58.3%
Research and development expense	3.5%	3.3%
Restructuring costs	0.2%	0.2%
Depreciation and amortization	2.3%	2.3%

Operating income	6.6%	9.2%

The following table presents a reconciliation of net income from continuing operations to Adjusted EBITDA for the periods presented:

	Years Ended December 31,
(in thousands)	2020	2019
Net income from continuing operations	$14,722	$8,113
Depreciation and amortization(a)	28,643	30,316
Income tax expense	1,192	1,576
Interest expense	9,751	21,579
Equity compensation(b)	10,103	10,844
COVID-19 benefits, net(c)	(4,123)	—
Succession and transition charges(d)	5,609	—
Restructuring costs(e)	563	575
Foreign currency impact(f)	(117)	8
Equity loss in unconsolidated investments(g)	467	—
Other non-recurring costs(h)	5,633	6,177

Adjusted EBITDA	$72,443	$79,188

(a)

Includes for the years ended December 31, 2020 and 2019 depreciation and amortization of $21.2 million and $22.4 million in cost of sales and also includes $7.4 million and $7.9 million, respectively, presented in the consolidated statements of operations and comprehensive income (loss), with the balance in research and development.

(b)	Represents compensation as well as the change in fair market value resulting from two equity-based compensation plans, the MIP and the Phantom Plan.
(c)	Represents income resulting from the CARES Act offset by additional cleaning and disinfecting expenses and contract termination fees for canceled events.
(d)	Primarily represents costs related to the CEO transition.

(e)

Represents costs related to a shift from direct to an indirect distribution model in our International business to improve performance. Various international subsidiaries were dissolved and or merged into other BV LLC entities.

(f)

Foreign currency impact represents realized and unrealized gains and losses from fluctuations in foreign currency and is included within other (income) loss in the consolidated statements of operations and comprehensive income (loss).

(g)	Represents our share in the losses of CartiHeal for the year ended December 31, 2020.
(h)

Other non-recurring items in 2020 includes settlement and legal costs of $1.9 million with the OIG. The remaining activities in 2020 and the balance in 2019 are primarily comprised of charges associated with potential strategic transactions, such as potential acquisitions and preparing to become a public company, primarily accounting and legal fees.

Net sales

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
U.S.	$293,697	$305,072	$(11,375)	(3.7%)
International	27,464	35,069	(7,605)	(21.7%)

Net Sales	$321,161	$340,141	$(18,980)	(5.6%)

U.S.

Net sales decreased $11.4 million, or 3.7%, for year ended December 31, 2020, compared to the year ended December 31, 2019. The changes in net sales by vertical (as named during the 2020 fiscal year) are as follows:

• Minimally invasive fracture treatment	($11.5) million
• OA joint pain treatment and joint restoration	($6.3) million
• Bone graft substitutes	$6.4 million

Minimally invasive fracture treatment decreased primarily due to sales volume declines resulting from the disruption caused by the COVID-19 pandemic. OA joint pain and joint preservation decreased primarily due to the COVID-19 pandemic as well as more treatments being sold under contracts with major insurers at lower prices, partially offset by sales volume growth. These decreases were also offset by sales volume growth within our BGS vertical.

International

Net sales decreased $7.6 million, or 21.7%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to a decline in order volumes due to the disruption caused by the COVID-19 pandemic.

Gross profit and gross margin

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
Gross profit
U.S.	$214,572	$224,957	$(10,385)	(4.6%)
International	18,947	24,249	(5,302)	(21.9%)

Total	$233,519	$249,206	$(15,687)	(6.3%)

	Years Ended December 31,		Change
	2020	2019
Gross margin
U.S.	73.1%	73.7%	(0.6%)
International	69.0%	69.1%	(0.1%)
Consolidated	72.7%	73.3%	(0.6%)

U.S.

Gross profit decreased $10.4 million, or 4.6%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to the decline in net sales above described. Manufacturing variances created by maintaining consistent production levels in a period of low demand coupled with idle time attributed to the COVID-19 pandemic caused a slight decrease of 0.6% in gross margin during 2020.

International

Gross profit decreased $5.3 million, or 21.9%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to the decrease in sales from the disruption caused by COVID-19 pandemic.

Selling, general and administrative expense

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
Selling, general and administrative expense	$193,078	$198,475	$(5,397)	(2.7%)

Selling, general and administrative expense declined $5.4 million, or 2.7%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to:

• COVID-19 related decreases, including declines in travel and meetings from doing business virtually, lower compensation related expenses as well as various cost-reduction initiatives	$9.3 million

•  Lower legal and accounting expenses, which were higher in 2019 due to the OIG matter discussed in Note 12. Commitment and contingencies within the “Notes to the Audited Consolidated Financial Statements” included in this joint proxy statement/prospectus

$5.8 million

These items were partially offset by the following increases:

• Succession and transition charges associated with the transition to our new Chief Executive Officer	$5.6 million
• Costs and services related to strategic transactions, product recall expenses and other non-recurring charges	$4.1 million

Research and development expense

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
Research and development expense	$11,202	$11,055	$147	1.3%

Research and development expense increased $0.1 million, or 1.3%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to costs relating to the development agreement for MOTYS being almost entirely offset by cost reduction initiatives undertaken as a result of the COVID-19 pandemic.

Depreciation and amortization

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
Depreciation and amortization	$7,439	$7,908	$(469)	(5.9%)

Depreciation and amortization during the year ended December 31, 2020 remained consistent with the year ended December 31, 2019, as it slightly decreased $0.5 million, or 5.9%.

Other expense (income)

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
Interest expense	$9,751	$21,579	$(11,828)	(54.8%)
Other (income) loss	$(4,428)	$(75)	$(4,353)	NM

Interest expense decreased $11.8 million, or 54.8%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to decreased debt interest resulting from refinancing our debt in December 2019 as well as the decline in interest rates. This decrease was partially offset with an increase of $1.6 million primarily resulting from the decline in value of our interest rate swap.

Other income during year ended December 31, 2020 was primarily the result of receiving Provider Relief Fund payments of approximately $4.1 million in the aggregate pursuant to the CARES Act.

Income tax expense

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
Income tax expense	$1,192	$1,576	$(384)	(24.4%)
Effective tax rate	7.5%	16.3%		(8.8%)

Income tax expense decreased $0.4 million, or 24.4%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to the change in income from continuing operations before income taxes. Our change in effective tax rate is the result of BV LLC’s pass-through structure for U.S. income tax purposes, while being treated as taxable in certain states and various foreign jurisdictions as well as for certain subsidiaries.

Segment Adjusted EBITDA

Adjusted EBITDA for each of our reportable segments is as follows:

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
U.S.	$69,252	$71,673	$(2,421)	(3.4%)
International	$3,191	$7,515	$(4,324)	(57.5%)

U.S.

Adjusted EBITDA decreased $2.4 million, or 3.4%, during the comparable time periods. The decline was the result of decreased gross profit, excluding depreciation and amortization in cost of sales, due to the decrease in sales primarily resulting from the economic impact of COVID-19, which also led to lower expenses resulting from doing business virtually, lower compensation related expenses, as well as various other cost-reduction initiatives.

International

Adjusted EBITDA decreased $4.3 million, or 57.5%, during the comparable time periods. The decline was the result of decreased gross profit, excluding depreciation and amortization in cost of sales, resulting from the decrease in sales primarily due to the economic impact of COVID-19, which was partially offset by lower expenses resulting from doing business virtually, reduced compensation related expenses and various other cost-reduction initiatives.

Liquidity and Capital Resources

Overview

Bioventus’ principal liquidity needs have historically been for acquisitions, working capital, research and development, clinical trials, and capital expenditures. Bioventus expects these needs to continue as Bioventus develops and commercializes new products and further its expansion into international markets. Bioventus believes that its existing cash and cash equivalents, borrowing capacity under its revolving credit facility, cash flow from operations, and net proceeds from its IPO will be enough to meet its anticipated cash requirements for at least the next twelve months. Bioventus may require additional liquidity as Bioventus continues to execute its business strategy. Negative impacts to its liquidity would include a decline in sales of its products, including declines due to changes in its customers’ ability to obtain third-party coverage and reimbursement for procedures that utilize its products, increased pricing pressures resulting from intensifying competition and cost increases, as well as general economic and industry factors. Bioventus anticipates that to the extent that Bioventus requires additional liquidity, Bioventus will obtain funding through the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. In addition, Bioventus may raise additional funds to finance future cash needs through receivables or royalty financings or corporate collaboration and licensing arrangements. If Bioventus raises additional funds by issuing equity securities or convertible debt, its stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, or making capital expenditures. If Bioventus raises additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to its products, future revenue streams or product candidates, or to grant licenses on terms that may not be favorable to us. The covenants under its credit agreement limit its ability to obtain additional debt financing. Bioventus cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on its financial condition and its ability to pursue its business strategies.

Initial public offering

On February 16, 2021, in connection with its IPO, Bioventus issued and sold 9,200,000 shares of its Class A common stock at a price to the public of $13.00 per share, resulting in gross proceeds to Bioventus of approximately $119.6 million, before deducting the underwriting discount, commissions and estimated offering expenses payable by us.

Bioventus is a holding company and have no material assets other than its ownership of LLC Interests and no independent means of generating revenue. The limited liability company agreement of BV LLC provides for the payment of certain distributions to the Continuing LLC Owner and Bioventus in amounts sufficient to cover the income taxes imposed on such members with respect to the allocation of taxable income from BV LLC as well as to cover its obligations under the Tax Receivable Agreement (TRA). Additionally, in the event Bioventus declares any cash dividend, Bioventus intends to cause BV LLC to make distributions to us, in an amount sufficient to cover such cash dividends declared by us. Deterioration in the financial condition, earnings, or cash flow of BV LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. In addition, the terms of its financing arrangements, including the 2019 Credit Agreement, contain covenants that may restrict BV LLC and its subsidiaries from paying such distributions, subject to certain exceptions. Further, BV LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of BV LLC (with certain exceptions), as applicable, exceed the fair value of its assets. Subsidiaries of BV LLC are generally subject to similar legal limitations on their ability to make distributions to BV LLC. If Bioventus does not have sufficient funds to pay taxes or other liabilities or to fund its operations, Bioventus may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject Bioventus to various restrictions imposed by any such lenders. To the extent that Bioventus is unable to make payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA.

In addition, under the TRA, Bioventus is required to make cash payments to the Continuing LLC Owner equal to 85% of the tax benefits, if any, that Bioventus actually realizes (or in certain circumstances are deemed to realize), as a result of (1) increases in the tax basis of assets of BV LLC resulting from (a) any future redemptions or exchanges of LLC Interests described under “Description of Bioventus’ Business—Bioventus LLC agreement—LLC Interest Redemption Right,” and (b) certain distributions (or deemed distributions) by BV LLC and (2) certain other tax benefits arising from payments under the TRA. Bioventus expects the amount of the cash payments required to be made under the TRA will be significant. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of redemptions or exchanges by the Continuing LLC Owner, the amount of gain recognized by the Continuing LLC Owner, the amount and timing of the taxable income Bioventus generates in the future, and the federal tax rates then applicable. Any payments made by Bioventus to the Continuing LLC Owner under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to Bioventus.

Cash, cash equivalents and restricted cash as of July 3, 2021 totaled $138.1 million compared to $86.8 million as of December 31, 2020. The increase in cash was primarily due to the following:

	Six Months Ended		Change
(in thousands)	July 3, 2021	June 27, 2020	$	%
Net cash from operating activities	$(713)	$25,511	$(26,224)	(102.8)%
Net cash from investing activities - continuing operations	(49,296)	(1,202)	(48,094)	NM
Net cash from financing activities	101,409	37,425	63,984	171.0%
Net cash from discontinued operations	—	172	(172)	(100.0)%
Effect of exchange rate changes on cash	(171)	(186)	15	(8.1)%

Net change in cash, cash equivalents and restricted cash	$51,229	$61,720	$(10,491)	(17.0)%

NM = Not Meaningful

Operating Activities

Net cash from operating activities decreased $26.2 million, primarily due to the following:

•	Compensation and annual incentive plan payments increased $14.9 million during 2021;

•	Completed and potential acquisition expenses increased in 2021 as well as other nonrecurring costs of $8.3 million;

•	Larger net settlements in 2021 with the sole MIP awardee of $4.3 million;

•	Tax payments increased $5.9 million during 2021;

•	Larger directors and officers annual insurance premiums in 2021 for $4.6 million;

•	Settlement of Bioventus’ EPR liability for $3.3 million occurred in 2021 and;

•	Higher inventory purchases during 2021 of $2.9 million.

The above uses of cash were partially offset by:

•	An increase of $21.4 million in net collections during 2021, primarily due to the economic impact of COVID-19 during 2020.

Investing Activities

Cash flows used in investing activities increased $48.1 million, primarily due to the $45.8 million acquisition of Bioness as well as $1.6 million in capital expenditures.

Financing Activities

Cash flows provided by financing activities increased $64.0 million, primarily due to the $107.8 million in net proceeds from the issuance of Class A common stock sold during Bioventus’ IPO and a $9.9 million decrease in net partner distributions. These increases were partially offset with no draws on Bioventus’ revolving credit facility compared to prior year draw of $49.0 million and a $5.0 million increase in debt payments due to the timing of Bioventus’ quarter ends and the scheduled escalation in quarterly principal payments.

Credit Facilities

There have been no material changes to Bioventus’ outstanding indebtedness or the terms of and available borrowing capacity under its credit facilities as disclosed in its 2020 10-K. Bioventus was in compliance with all required financial covenants as of July 3, 2021.

In connection with the Misonix Transaction, the Company entered into a debt commitment letter with Wells Fargo Bank, effective July 29, 2021. Wells Fargo Bank has committed to provide a senior secured term loan facility (Term Loan Facility) in the aggregate principal amount of up to $262.0 million plus, at the Company’s election, an amount sufficient to fund any original issue discount or upfront fees, subject to customary closing conditions. The Term Loan Facility stipulates a prepayment of $80.0 million on the existing Term Loan under the 2019 Credit Agreement.

The proceeds of the Term Loan Facility would be available through a single draw on the closing date of the Transaction and shall be used (i) to finance the Transaction; (ii) pay related fees, premiums and expenses and (iii) for working capital needs and general corporate purposes of the Company, including without limitation for permitted acquisitions. The Term Loan Facility would have a three year term that would bear interest at either the base rate as prescribed in the Term Loan under the 2019 Credit Agreement or the Eurodollar rate, and, in each case, plus an applicable margin.

Other

For information regarding Commitments and Contingencies, refer to Note 9. Commitments and contingencies and Note 3. Business combinations and investments to the “Notes to the Unaudited Condensed Consolidated Financial statements” of the Bioventus financial statements included in this joint proxy statement/prospectus.

Cash and cash equivalents, as of December 31, 2020, totaled $86.8 million compared to $64.5 million at December 31, 2019. Changes in cash are as follows:

	Years Ended December 31,		Change
(in thousands, except for percentage)	2020	2019	$	%
Consolidated statement of cash flow data:
Net cash provided by (used in):
Operating activities from continuing operations	$72,199	$42,545	$29,654	69.7%
Investing activities from continuing operations	(20,672)	(7,912)	(12,760)	161.3%
Financing activities	(29,569)	(10,951)	(18,618)	170.0%
Discontinued operations	(228)	(1,832)	1,604	(87.6)%
Effect of exchange rate changes on cash and cash equivalents	589	(104)	693	NM

Net change in cash and cash equivalents	$22,319	$21,746	$573

Operating Activities

Cash flows from operating activities from continuing operations increased $29.7 million during the year ended December 31, 2020 compared to year ended December 31, 2019 due to collections on accounts receivables staying strong while selling, general and administrative expenses declined, partially offset by the timing of rebate payments. We experienced lower travel expense payments resulting from the near halting of all travel due to the COVID-19 pandemic, a reduction in compensation related expenses due to the decline in sales and increased cash savings from cost cutting measures. We also received stimulus payments from government entities while we purchased less inventory due to the decline in sales. In addition, our interest expense was significantly lower during the year ended December 31, 2020 due to the December 2019 refinancing.

Investing Activities

Cash flows used in investing activities increased $12.8 million during the year ended December 31, 2020 compared to year ended December 31, 2019 primarily due to $16.6 million in payments for the 2020 CartiHeal investments and an increase of $1.8 million in capital expenditures due to software and technology upgrades. These investing cash outflows were partially offset by the absence of payments for distribution rights in 2020 compared to $6.0 million for the purchases of distribution rights during 2019.

Financing Activities

Cash flows used in financing activities increased $18.6 million during the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to a $10.7 million increase in distribution to members as well as the $6.1 million increase in debt payments.

Indebtedness

On December 6, 2019, Bioventus entered into the 2019 Credit Agreement. The 2019 Credit Agreement is comprised of its $200.0 million term loan and its $50.0 million revolving credit facility. All obligations under the 2019 Credit Agreement are guaranteed by certain of its wholly owned domestic subsidiaries and secured by substantially all its and the guarantors’ assets. The term loan and revolving credit facility mature on December 6, 2024. The 2019 Credit Agreement contains various restrictive covenants, including a quarterly covenant not to exceed a consolidated leverage ratio of 3.50 to 1.00 and an interest coverage ratio of 3.00:1.00 for the prior four consecutive quarters. The leverage and interest coverage ratios are based on Consolidated EBITDA as defined in the 2019 Credit Agreement, which includes several differences from Adjusted EBITDA as calculated in this joint proxy statement/prospectus. Consolidated EBITDA as defined in the 2019 Credit Agreement permits, among other things, the exclusion of (1) certain extraordinary, unusual and/or non-recurring expenses, some of which are subject to an aggregate cap, including but not limited to severance, acquisitions, dispositions, debt refinancing/amendment and IPO-related, (2) foreign currency gains/losses recognized in the statement of operations and (3) franchise, excise and property taxes recognized in the statement of operations. The restrictive covenants include limitations on (1) the declaration or payment of certain distributions on or in respect of its equity interests, (2) restrictions on acquisitions, investments and certain other payments, (3) limitations on the incurrence of new indebtedness, (4) limitations on transfers, sales and other dispositions and (5) limitations on making changes to its business and organizational documents. As of December 31, 2020, Bioventus complied with all covenants under the 2019 Credit Agreement and there was $190.0 million of outstanding borrowings under the term loan. Bioventus has one nominal outstanding letter of credit. In March 2020, as a precautionary measure and in order to increase its cash position and preserve financial flexibility in view of the uncertainty resulting from the COVID-19 pandemic, Bioventus drew down $49.0 million on its revolving credit facility. On September 24, 2020, Bioventus repaid all borrowings outstanding under its revolving credit facility. Bioventus’ revolving credit facility had $50.0 million in borrowing capacity as of December 31, 2020.

Off-balance sheet arrangements

Bioventus does not have any off-balance sheet arrangements.

Contractual Obligations

Bioventus acquired leases as part of the Bioness Acquisition, which resulted in increases to contractual lease commitments previously disclosed in Bioventus’ 2020 10-K of $489, $808, $775, $776 and $638 for the years ended December 31, 2021, 2022, 2023, 2024 and 2025, respectively. In addition, see above under “Recent Developments –Misonix Acquisition” for a description of contractual obligations under the Merger Agreement that are subject to regulatory approvals, stockholder approvals and other customary closing conditions. Other than the foregoing, there have been no material changes to Bioventus’ contractual obligations s disclosed in Bioventus’ 2020 10-K.

Bioventus’ contractual obligations as of December 31, 2020 were as follows:

	Payments Due by Period
Contractual Obligations (in thousands)	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Long-term debt obligations	$15,000	$35,000	$140,000	$—	$190,000
Interest on long-term debt obligations	4,606	8,073	3,139	—	15,818
Operating lease obligations	1,960	3,955	4,232	5,921	16,068
Purchase obligations	19,655	25,920	25,920	—	71,495

	$41,221	$72,948	$173,291	$5,921	$293,381

The table above does not include certain obligations as follows:

•

commitments under its multi-year exclusive supply agreements for its OA products except for those amounts that are contractually committed as of December 31, 2020. Bioventus’ purchase obligations under these supply agreements are generally based upon its forecasted requirements, subject in some cases to a contractual minimum per annum;

•

commitments under the Development Agreement with MTF, the Option and Equity Purchase Agreement with CartiHeal and its shareholders and the Collaboration Agreement with Harbor, for which the relevant contingent events requiring a payment under the respective agreements have not yet occurred; and

•

future milestone payments pursuant to the Development Agreement with MTF, the Option and Equity Purchase Agreement with CartiHeal and its shareholders, the Collaboration Agreement with Harbor and the amended and restated license agreement, or the Q-Med License Agreement, with Q-Med and NSH, as the payment obligations under these agreements are contingent upon future events and Bioventus is unable to estimate the timing or likelihood of achieving these milestones or generating future product sales.

Recent accounting pronouncements

Refer to Note 2. Summary of significant accounting policies in the “Notes to the Audited Consolidated Financial Statements” and Note 1. Organization in the “Notes to the Unaudited Condensed Consolidated Financial Statements” included in this joint proxy statement/prospectus for further information regarding recently adopted and proposed accounting pronouncements.

Internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Presently, as a newly public company, its management is not required to perform an annual assessment of the effectiveness of its internal control over financial reporting. This requirement will first apply to its second Annual Report on Form 10-K. Bioventus’ independent public registered accounting firm will first be required to attest to the effectiveness of its internal control over financial reporting for its Annual Report on Form 10-K for the first year Bioventus is no longer either an “emerging growth company” or a “non-accelerated filer,” as such terms are defined by Rule 12b-2 of the Exchange Act.

Critical accounting policies and estimates

The preparation of the consolidated financial statements requires Bioventus to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting periods. Certain of its more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, Bioventus evaluates its judgments, including those related to inventories, recoverability of long-lived assets and the fair value of its common stock. Bioventus uses historical experience and other assumptions as the basis for its judgments in making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in these estimates will be reflected in its consolidated financial statements as they occur. Refer to Note 1. Organization and basis of presentation of financial information in the “Notes to the Audited Consolidated Financial Statements” included in this joint proxy statement/prospectus for a further description of its significant accounting policies, however, Bioventus believes that the following accounting policies and estimates that are considered critical to its business in order to obtain a full understanding and to evaluate its reported financial results. The critical accounting policies addressed below reflect its most significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition

Sale of products

Bioventus derives revenue primarily from the sale of its pain treatment and joint preservation products, BGSs and restorative therapies. Bioventus sells these products directly to healthcare institutions, patients, distributors and dealers. Bioventus also enters into arrangements with pharmacy and health benefit managers that provide for privately negotiated rebates, chargebacks and discounts with respect to the purchase of its products. Bioventus recognizes revenue at a point in time upon transfer of control of the promised product to customers in an amount that reflects the consideration it expects to receive in exchange for those products. Bioventus excludes from revenues taxes collected from customers and remitted to governmental authorities.

Revenues are recorded at the transaction price, which is determined as the contracted price net of estimates of variable consideration resulting from discounts, rebates, returns, chargebacks, contractual allowances, estimated third-party payer settlements and certain distribution and administration fees offered in its customer contracts and other indirect customer contracts relating to the sale of its products. Bioventus establishes reserves for the estimated variable consideration based on the amounts earned or eligible for claim on the related sales. Where appropriate, these estimates take into consideration a range of possible outcomes, which are probability-weighted for relevant factors such as its historical experience, current contractual requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. The amount of variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Bioventus regularly reviews all reserves and update them at the end of each reporting period as needed. There were no adjustments arising from the change in estimates of variable consideration for the years ended December 31, 2020 and 2019.

Pain treatment and joint preservation

Revenue from customers such as healthcare providers, distribution centers or specialty pharmacies is recognized at the point in time when control is transferred to the customer, typically upon shipment.

Distributor chargebacks

Bioventus has preexisting contracts with established rates with many of the distributors’ customers that require the distributors to sell its product at their established rate. Bioventus offers chargebacks to distributors who supply these customers with its products. Bioventus reduces revenue at the time of sale for the estimated future chargebacks. Bioventus records chargeback reserves as a reduction of accounts receivable and bases the reserves on the expected value by using probability-weighted estimates of volume of purchases, inventory holdings and historical chargebacks requested for each distributor.

Discounts and rebates

Bioventus offers retrospective discounts and rebates linked to the volume of purchases which may increase at negotiated thresholds within a contract-buying period. Bioventus reduces revenue and records the reserve as a reduction to accounts receivable for the estimated discount and rebate at the most likely amount the customer will earn, based on historical buying trends and forecasted purchases.

Bone graft substitutes

The majority of its BGS product sales are through consignment inventory with hospitals, where ownership remains with Bioventus until the hospital performs a surgery and consumes the consigned inventory. Bioventus recognizes the revenue when the surgery has been performed. The customer does not have control of the product until the customer consumes it, as Bioventus is able to require the return or transfer of the product to a third-party. An unconditional obligation to pay for the product does not exist until the customer consumes it.

Restorative Therapies

Bioventus recognizes revenue from third-party payers, such as governmental agencies, insurance companies or managed care providers, when Bioventus transfers control of the Exogen system to the patient, typically when the patient has accepted the product or upon delivery. Bioventus records this revenue at the contracted rate, net of contractual allowances at the time of sale, or an estimated price based on historical data and other available information for non-contracted payers. Bioventus records contractual allowances based on probability weighting historical data and collections. Bioventus recognizes revenue from patients (self-pay and insured patients with coinsurance and deductible responsibilities) based on billed amounts giving effect to any discounts and implicit price concessions. Implicit price concessions represent differences between amounts billed and the amounts Bioventus expects to collect from patients, which considers historical collection experience and current market conditions.

Settlements with third-party payers for retroactive revenue adjustments due to audits, reviews or investigations are considered variable consideration and are included in the determination of the estimated transaction price using the most likely outcome method. These settlements are estimated based on the terms of the payment agreement with the payer, correspondence from the payer and historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as adjustments become known (that is, new information becomes available), or as years are settled or are no longer subject to such audits, reviews and investigations. Bioventus is not aware of any claims, disputes or unsettled matters with any payer that would materially affect revenues for which Bioventus has not been adequately provided.

Product returns

Bioventus estimates the amount of returns and reduce revenue in the period the related product revenue is recognized. Bioventus records a liability for expected returns based on probability weighted historical data.

Accounts receivable, net

Accounts receivable, net are amounts billed and currently due from customers. Bioventus records the amounts due net of allowance for doubtful accounts. Bioventus maintains allowances for credit losses to provide for receivables Bioventus does not expect to collect. Bioventus bases the allowance on an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and other information as applicable. Collection of the consideration that Bioventus expects to receive typically occurs within 30 to 90 days of billing. Bioventus applies the practical expedient for contracts with payment terms of one year or less which does not consider the effects of the time value of money. Occasionally, Bioventus enters into payment agreements with patients that allow payment terms beyond one year. In those cases, the financing component is not deemed significant to the contract.

Contract assets

Contract assets consist of unbilled amounts resulting from estimated future royalties from an international distributor that exceeds the amount billed. Contract assets are included in prepaid and other current assets on the consolidated balance sheets.

Contract liabilities

Contract liabilities consist of customer advance payments or deposits and deferred revenue. Occasionally for certain international customers, Bioventus requires payments in advance of shipping product and recognizing revenue resulting in contract liabilities. Contract liabilities are included in accrued liabilities on the consolidated balance sheets.

Shipping and handling

Bioventus classifies amounts billed for shipping and handling as a component of net sales. The related shipping and handling fees and costs as well as other distribution costs are included in cost of sales. Bioventus has elected to recognize shipping and handling activities that occur after control of the related product transfers to the customer as fulfillment costs and are included in cost of sales.

Contract costs

Bioventus applies the practical expedient of recognizing the incremental costs of obtaining contracts as an expense when incurred as the amortization period of the assets that Bioventus otherwise would have recognized is one year or less. These incremental costs include its sales incentive programs for the internal sales force and third-party sales agents as the compensation is commensurate with annual sales activities. These costs are included in selling, general and administrative expense on the consolidated statements of operations and comprehensive income (loss).

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. On an ongoing basis, management evaluates these estimates, including those related to contractual allowances and sales incentives, allowances for doubtful accounts, inventory reserves, goodwill and intangible assets impairment, useful lives of long lived assets, noncontrolling interest, fair value measurements, litigation and contingent liabilities, income taxes, and equity-based compensation. Management bases its estimates on historical experience, future expectations and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Fair value

Bioventus records certain assets and liabilities at fair value. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities are categorized based on the lowest level that is significant to the valuation.

The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3—Unobservable inputs that are supported by little or no market data. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Business combinations

Bioventus records identifiable assets acquired, liabilities assumed and any noncontrolling interest in an acquiree resulting from a business combination at their estimated fair values on the date of the acquisition. Bioventus generally has third-party valuations completed for intangible assets in a business combination using a discounted cash flow analysis, incorporating various assumptions. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. The most significant estimates and assumptions inherent in a discounted cash flow analysis include the amount and timing of projected future cash flows, discount rate used to measure the risks inherent in the future cash flows, assessment of the asset’s life cycle, and competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors and assumptions can significantly affect the value of the intangible asset.

Acquired in-process research and development, or IPR&D, is the fair value of projects for which the related products have not received regulatory approval and have no alternative future use and is capitalized as an indefinite-lived intangible asset. Due to inherent uncertainty related to research and development, actual results could differ materially from the assumptions used in the discounted cash flow model. Additionally, there are risks including, but not limited to, delay or failure to receive regulatory requirements to conduct clinical trials, required market clearances, or patent issuance, and that the research and development project does not result in a successful commercial product. Development costs incurred after the acquisition are expensed as incurred. Upon receipt of regulatory approval of the related technology or product, the indefinite-lived intangible asset is accounted for as a finite-lived intangible asset and amortized on a straight-line basis over its estimated useful life. If the research and development project is abandoned, the indefinite-lived asset is charged to expense.

Bioventus recognizes contingent consideration liabilities resulting from business combinations at estimated fair value on the acquisition date. Contingent consideration liabilities are revalued subsequent to the acquisition date with changes in fair value recognized in earnings. Contingent payments related to acquisitions consist of development, regulatory and commercial milestone payments, and are valued using discounted cash flow techniques. Significant estimates and assumptions required for these valuations include the probability of achieving regulatory approval under specified time frames, product sales projections under various scenarios and discount rates used to calculate the present value of the estimated payments. Changes in the fair value of contingent consideration liabilities result from changes in these estimates and assumptions. Significant judgment is employed in determining the appropriateness of the estimates and assumptions as of the acquisition date and in post-acquisition periods.

Contingent Consideration

Bioventus initially values contingent consideration related to business combinations using a probability-weighted calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. Key assumptions used to estimate the fair value of contingent consideration include revenue and the probability of achieving the specific targets. After the initial valuation, the Company will use its best estimate to measure contingent consideration at each subsequent reporting period. Gains and losses are recorded with selling, general and administrative expenses within the consolidated statements of operations and comprehensive (loss) income.

Impairment

Bioventus evaluates goodwill and other indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Bioventus’ reporting units are U.S. and International and Bioventus analyzes each reporting unit separately in its goodwill impairment evaluation. Bioventus used independent third-party valuation specialists in 2020 and 2019 using year-to-date October data in each year to assist management in performing the annual review of goodwill for impairment. Bioventus also utilized valuation specialists in April 2020 as Bioventus believed COVID-19 represented a triggering event that might indicate impairment. The specialists assist management in the determination of fair value of reporting units based upon inputs and assumptions provided by management, which management uses for its impairment assessment. Bioventus analyzes all other indefinite-lived intangible assets qualitatively to determine if it is more likely than not for an impairment to exist. If Bioventus meets the criteria, Bioventus performs a quantitative analysis to determine if an impairment exists.

Goodwill

Bioventus’ goodwill impairment process includes applying a quantitative impairment analysis where the fair value of the reporting unit and compare it to its carrying value (including goodwill). Bioventus determines the fair value of U.S. and International reporting units based primarily on an income approach, which incorporates the use of a discounted free cash flow analysis. The discounted free cash flow analyses is based on significant judgments, including the current operating budgets, estimated long-term growth projections and future forecasts for each reporting unit. Bioventus discounts future cash flows based on a market comparable weighted average cost of capital rate for each reporting unit. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. Market risk, industry risk and a small company premium has an impact on the discount rate. The value of each reporting unit is determined on a stand-alone basis from the perspective of a market participant and represents the price Bioventus estimates it would receive in a sale of the reporting unit in an orderly transaction between market participants at the measurement date. Significant judgments inherent in this analysis include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rate and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and for some of the reporting units and could result in an impairment charge, which could be material to its financial position and results of operations. There has been no impairment of its goodwill related to its U.S. and International reporting units since its formation.

Equity compensation

Prior to the IPO, the Company operated two equity-based compensation plans, the MIP and the Phantom Plans, which allows its employees to share its future profit without granting any additional voting rights. Awards granted under the MIP and certain Phantom Plan awards granted in 2015 and thereafter, or the 2015 Phantom Plan Units, are liability-classified. Those Phantom Plan awards granted from inception in 2012 and until the grant of the 2015 Phantom Plan Units, or the 2012 Phantom Plan Units, are equity-classified, as they do not contain a put option or other features requiring them to be liability-classified. Equity compensation includes compensation expense for all equity awards made to employees that are part of continuing operations and are based on estimated fair values as of the grant date for the 2012 Phantom Plan Units and period end fair value for the MIP units and 2015 Phantom Plan Units. Bioventus recognizes expense for performance-based awards when it expects them to be earned. Bioventus recognizes timed-based awards over the requisite service period, which is generally the vesting period of the award. Bioventus recognizes forfeitures as they occur.

Bioventus used independent third-party valuation specialists in 2020 and 2019 using year-to-date October data in each year to assist management in performing the annual valuation of MIP and 2015 Phantom Plan Units. Bioventus also utilized valuation specialists in April 2020 as it believed COVID-19 represented a triggering event that might indicate impairment. The specialists assist management in the determination of fair value of awards granted using the Monte Carlo option pricing model. The subjective assumptions and the application of judgment in determining the fair value of the awards represent management’s best estimates. If factors change and different assumptions are used, its equity compensation expense could be materially different in the future. The most significant assumptions and judgments are as follows:

•

Expected volatility—Bioventus determines the expected price volatility based on the historical volatilities of its peer group, as Bioventus does not have a sufficient trading history for its units. Industry peers consist of several public companies in the medical device industry similar to Bioventus in size, stage of life cycle and financial leverage. Bioventus intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Time to liquidity event—The amount of time that the awards are expected to be outstanding.

•	Risk-free interest rate—Bioventus based the risk-free rate on U.S. Government Constant Maturity Treasury rates for a term corresponding to the Time to Liquidity Event.

•	Expected dividend yield—Bioventus used a dividend rate of zero as it has not previously issued dividends and do not anticipate paying dividends in the foreseeable future.

The assumptions utilized to determine the fair value of the awards are indicated in the following table:

	2020	2019
Expected dividend yield	0.0%	0.0%
Expected volatility	50.0%	35.0%
Risk-free interest rate	0.1%	1.5%
Time to exit event (in years)	0.4	1.5

The calculation of the fair value of awards also requires an estimate of its equity value, based on inputs from management and reporting unit valuation reports prepared by the specialists during the annual goodwill impairment process.

Bioventus determined the value of its equity utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. In the absence of a public trading market, its Board of Managers determines a reasonable estimate of the grant date fair value of its equity awards based on input from management and the annual valuation reports prepared by the specialists. In addition, Bioventus exercised judgment in evaluating and assessing the foregoing based on several factors including:

•	the nature and history of its business;

•	Bioventus’ historical operating and financial results;

•	the market value of companies that are engaged in a similar business to Bioventus’;

•	the lack of marketability of its common stock;

•	the overall inherent risks associated with its business at the time awards were approved; and

•	the overall equity market conditions and general economic trends.

As of December 31, 2020, there was approximately $9.7 million of unrecognized compensation expense to be recognized over a weighted-average period of 1.3 years.

Income taxes

BV LLC is currently a partnership for U.S. federal income tax purposes. As a partnership, taxable income or loss is generally included in the income tax returns of its members. Bioventus also has a subsidiary that operates as a C-corporation that is subject to income tax requirements and international operations that are subject to foreign income tax requirements. Additionally, BV LLC is liable for various other state and local taxes. As a corporation, Bioventus will be subject to U.S. federal, state and local income taxes. Bioventus recognizes the effect of income tax positions only if these positions are more likely than not to be sustained. Bioventus reflects changes in recognition or measurement in the period in which the change in judgment occurs. Upon the redemption or exchange of BV LLC Units for shares of Class A common stock or cash, Bioventus will determine if it is likely to realize the resulting tax benefits. If it is, Bioventus will record (i) a deferred tax asset based on the step-up in basis resulting from the exchange and the then effective income tax rate, (ii) a payable to related party in respect of the corresponding 85% payment under the TRA and (iii) a tax benefit based on the net difference between (i) and (ii). As Bioventus realizes cash tax savings, it will reduce the deferred tax asset and the payments made under the TRA will reduce the payable to related party. Further, Bioventus will evaluate the likelihood that it will realize the benefit represented by the deferred tax asset and, to the extent that Bioventus estimates it is more likely than not that it will not realize the benefit, Bioventus will reduce the carrying amount of the deferred tax asset with a valuation allowance.

Long-lived assets

Property and equipment are stated at cost and are depreciated using the straight-line method over the shorter of the asset’s estimated useful life, or the lease term if related to leased property, as follows in years:

Computer software and hardware	3-5
Leasehold improvements	7
Machinery and equipment	7
Furniture and fixtures	7

Bioventus amortizes finite-lived identifiable intangible assets using the straight-line method over their estimated remaining weighted average useful lives as follows in years:

Weighted Average Useful Life
Intellectual property	17.3
Distribution rights	12.7
Customer relationships	10
Developed technology	8.3

Bioventus capitalizes costs incurred from third-party vendors for software design, configuration, coding and testing and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed three years. Bioventus does not capitalize costs that are precluded from capitalization in authoritative guidance, such as preliminary project phase costs, planning, oversight, process re-engineering costs, training costs or data conversion costs.

The carrying values of property, equipment and finite lived intangible assets are reviewed for recoverability if the facts and circumstances suggest that a potential impairment may have occurred. If this review indicates that carrying values may not be recoverable, Bioventus will perform an assessment to determine if an impairment charge is required to reduce carrying values to estimated fair value. There were no events, facts or circumstances for the years ended December 31, 2020 and 2019 that resulted in any impairment charges to its property, equipment or finite lived intangible assets.

JOBS Act

Bioventus qualifies as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as Bioventus is an “emerging growth company,” Bioventus may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in the “Management’s discussion and analysis of financial condition and results of operations” section and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Bioventus has availed itself of the reduced reporting obligations and executive compensation disclosure in this joint proxy statement/prospectus and expects to continue to avail itself of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, Bioventus is choosing to “opt out” of such extended transition period, and as a result, Bioventus plans to comply with any new or revised accounting standards on the relevant dates on which non- emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that its decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Bioventus will continue to qualify as an emerging growth company until the earliest of:

•	The last day of its fiscal year following the fifth anniversary of the date of its IPO;

•	The last day of its fiscal year in which have annual gross revenues of $1.07 billion or more;

•	The date on which Bioventus has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt;

•

The date on which Bioventus is deemed to be a “large accelerated filer”, which will occur at such time as Bioventus (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

BIOVENTUS DIRECTOR AND OFFICER COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary compensation table” below. In 2020, our “named executive officers” and their positions were as follows:

•	Kenneth M. Reali, Chief Executive Officer;

•	Gregory O. Anglum, Senior Vice President & Chief Financial Officer;

•	John E. Nosenzo, Senior Vice President & Chief Commercial Officer;

•	Anthony D’Adamio, Senior Vice President & General Counsel;

•	Alessandra Pavesio, Senior Vice President & Chief Science Officer; and

•	Anthony P. Bihl III, former Chief Executive Officer.

Mr. Reali became Chief Executive Officer and a member of the BV LLC board of managers, effective as of April 13, 2020, in connection with Mr. Bihl’s retirement on April 19, 2020.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2019 and 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)(7)	Option Awards ($)(8)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Kenneth M. Reali	2020	$428,135	$9,282	(2)	$4,111,191	$38,631	$426,634	$277,719	$5,291,592
Chief Executive Officer	2019	—	—		—	—	—	—	—
Gregory O. Anglum	2020	381,044	2,793	(2)	—	—	178,471	22,392	584,700
Senior Vice President & Chief Financial Officer	2019	374,019	—		—	—	143,479	22,386	539,884
John E. Nosenzo	2020	504,893	21,778	(3)	—	—	357,646	22,959	907,277
Senior Vice President & Chief Commercial Officer	2019	490,219	—		—	—	295,322	22,584	808,125
Anthony D’Adamio	2020	396,597	3,062	(2)	—	—	195,674	22,959	618,292
Senior Vice President & General Counsel	2019	391,106	—		—	—	150,016	22,584	563,706
Alessandra Pavesio	2020	408,657	3,267	(4)	—	—	201,652	21,375	634,951
Senior Vice President & Chief Science Officer	2019	398,165	—		—	—	160,693	21,000	579,858
Anthony P Bihl III	2020	236,750	—		—	—	214,111	3,639,984	4,090,845
Former Chief Executive Officer	2019	684,979	—		—	—	552,910	23,561	1,261,450

(1)	Amounts reflect annual base salary earned with respect to 2019 and 2020.
(2)

Amounts reflect discretionary “make whole” bonuses paid to all employees who earned performance-based cash incentives under the 2020 Annual Incentive Plan in amounts equal to the additional cash incentives that would have otherwise been paid under such plan had salaries not been reduced in connection with the COVID-19 pandemic, as described below under “—2020 Salaries”.

(3)

Amount reflects a discretionary “make whole” bonus paid to Mr. Nosenzo in respect of his performance-based cash incentive under the 2020 Executive Annual Incentive Plan – Chief Commercial Officer in an amount equal to (i) the additional cash incentive that he would have otherwise been paid under such plan had his salary not been reduced in connection with the COVID-19 pandemic, as described below under “—2020 Salaries” and (ii) in recognition of his sales efforts during the COVID-19 pandemic, the additional cash incentive that he would have been paid had he been a participant in the 2020 Executive Annual Incentive Plan – Non Commercial.

(4)

Amount reflects (i) a $3,167 discretionary “make whole” bonus paid to Ms. Pavesio in respect of her performance-based cash incentive under the 2020 Executive Annual Incentive Plan – Non Commercial in an amount equal to the additional cash incentive that she would have otherwise been paid under such plan had her salary not been reduced in connection with the COVID-19 pandemic, as described below under “—2020 Salaries”, and (ii) $100 bonus paid to Ms. Pavesio in connection with a CEO determination to pay $100 discretionary bonuses to all employees with five through nine years of service.

(5)

Amounts reflect the annual performance-based cash incentives earned by our named executive officers in 2019 and 2020 based on achievement of corporate and personal performance objectives as set forth in the 2019 and 2020 Executive Annual Incentive Plan – Non Commercial or the 2019 and 2020 Executive Annual Incentive Plan – Chief Commercial Officer, as applicable.

(6)

2020 amounts reflect (i) $8,550, $8,550, $8,550, $8,550, $8,550, and $8,550 in matching 401(k) contributions made by us to the 401(k) accounts of Messrs. Reali, Anglum, Nosenzo, D’Adamio, Ms. Pavesio and Mr. Bihl, respectively, (ii) additional fixed non-elective contributions of $1,064, $12,402, $12,825, $12,825, $12,825, and $12,825 made by us to the 401(k) accounts of Messrs. Reali, Anglum, Nosenzo, D’Adamio, Ms. Pavesio and Mr. Bihl, respectively, (iii) reimbursement of cellular telephone expenses to Messrs. Reali, Anglum, Nosenzo, and D’Adamio equal to $1,056, $1440, $1,584 and $1,584, respectively, (iv) relocation allowance of $250,000 and tax gross up of $17,048 to Mr. Reali, (v) payments to Mr. Bihl of a $4,966 benefit stipend and $63,700 tax stipend in connection with his status as a partner and associated receipt of a guaranteed payment instead of a salary, and (vi) payments made to Mr. Bihl in connection with his retirement in an aggregate amount of $3,549,943 to reflect the COVID-19-related decrease in the repurchase value of his equity interests.

2019 amounts reflect (i) $2,561 benefit stipend to Mr. Bihl (ii) $8,400, $8,400, $8,400, $8,400 and $8,400 in matching 401(k) contributions made by us to the 401(k) accounts of Messrs. Anglum, Nosenzo, D’Adamio, Ms. Pavesio and Mr. Bihl, respectively, (iii) additional fixed non-elective contributions of $12,600, $12,600, $12,600, $12,600 and $12,600 made by us to the 401(k) accounts of Messrs. Anglum, Nosenzo, D’Adamio, Ms. Pavesio and Mr. Bihl, respectively, and (iv) reimbursement of cellular telephone expenses to Messrs. Anglum, Nosenzo, and D’Adamio equal to $1,386, $1,584 and $1,584, respectively.

(7)

Amount reflects the aggregate grant date fair value of phantom profits interests granted to Mr. Reali during the year ended December 31, 2020 computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Refer to Note 9. Equity-based compensation within Part II, Item 8. Financial Statements and Supplementary Data for a discussion of the relevant assumptions used in calculating this amount.

(8)

Amount reflects the aggregate grant date fair value of options granted to Mr. Reali during the year ended December 31, 2020 computed using a Black-Scholes calculation in accordance with FASB ASC Topic 718, Compensation—Stock Compensation.

Narrative to Summary Compensation Table

Employment Letters

The terms of employment for Messrs. Reali, Anglum, Nosenzo, D’Adamio and Ms. Pavesio in effect as of December 31, 2020 are documented in their employment letters dated March 12, 2020, August 2, 2017, November 18, 2016, July 11, 2017 and June 13, 2013, respectively, with Mr. Reali’s employment letter subsequently amended as of April 24, 2020. The terms of Mr. Bihl’s prior employment are documented in his offer letter dated November 4, 2013 as amended on October 17, 2019 to reflect his status as a partner. Pursuant to their respective employment letters, Mr. Bihl was hired to serve as the Chief Executive Officer, Mr. Reali was hired to serve as the Chief Executive Officer following Mr. Bihl’s retirement, Mr. Anglum was promoted on August 7, 2017 to serve as the Chief Financial Officer (after serving as the interim Chief Financial Officer effective May 1, 2017), Mr. Nosenzo was hired to serve as Chief Commercial Officer, Mr. D’Adamio was hired to serve as Senior Vice President and General Counsel and Ms. Pavesio was hired to serve as Chief Science Officer. Mr. Bihl also served as a member of the BV LLC board of managers until his retirement on April 19, 2020 and Mr. Reali now serves as a member of the BV LLC board of managers. In connection with our IPO, we entered into new employment agreements with Messrs. Reali, Anglum, Nosenzo, D’Adamio, and Ms. Pavesio (as further described below under “—Severance”).

2020 Salaries

The named executive officers were entitled to receive a base salary in 2020 to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the named executive officer’s skill set, experience, role and responsibilities. The annual base salaries payable to Messrs. Reali, Anglum, Nosenzo, D’Adamio and Ms. Pavesio as of December 31, 2020, were $615,000, $389,881, $518,451, $405,794 and $419,630 respectively, all of which reflect merit increases which were effective March 29, 2020 for the named executive officers other than Mr. Reali. In connection with the COVID-19 pandemic, we implemented a 20% reduction in base salary for each of our employees with a base salary of $100,000 or greater, including each of our named executive officers, effective May 31, 2020 and ending June 27, 2020, which reductions are reflected in the actual salary paid in the summary compensation table.

Effective as of the consummation of our IPO, we increased the salaries of Messrs. Reali, Anglum, D’Adamio and Ms. Pavesio to $700,000, $430,000, $420,000 and $430,000, respectively.

2020 Incentive Bonuses

With respect to their services in 2020, Messrs. Reali, Anglum, D’Adamio, Ms. Pavesio and Mr. Bihl were eligible to earn an annual performance-based cash bonus pursuant to the 2020 Executive Annual Incentive Plan – Non Commercial, or the Non Commercial AIP (with Mr. Bihl’s bonus pro-rated for the portion of the year for which he provided service prior to his retirement date), and Mr. Nosenzo was eligible to earn an annual performance-based cash bonus pursuant to the 2020 Executive Annual Incentive Plan – Chief Commercial Officer, or the Commercial AIP. Bonuses earned by our named executive officers under both the Non Commercial AIP and Commercial AIP were based upon weighted minimum, target and maximum achievement of both business and personal performance measures. The Non Commercial AIP and the Commercial AIP objective business measures in 2020 were (1) Global Revenue, (2) Adjusted Global EBITDA and (3) multiple osteoarthritis treatment achievements, including submission of an IND application to FDA for “Biologic” placental tissue product in the third quarter of 2020, the launch of a GTP placental tissue product in the fourth quarter of 2020 and the achievement of $100,000 in 2020 revenue with respect to such placental tissue product. The personal performance standards were based on the named executive officers’ performance ratings.

Mr. Reali’s and Mr. Bihl’s target incentive for 2020 was 100% of their respective eligible earnings (as defined under the applicable AIP); Mr. Nosenzo’s was 75% of his eligible earnings; and Messrs. Anglum, D’Adamio and Ms. Pavesio’s was 50% of their respective eligible earnings.

Objective business measures and personal performance were weighted as 80% and 20%, respectively, of the annual bonuses under the Non Commercial AIP and the Commercial AIP. Possible payouts for the objective business measures under the Non Commercial AIP and the Commercial AIP ranged from 50% for minimum achievement, 100% for target achievement, to 200% for maximum achievement, which amounts shall correspond to 95%, 100%, and 105% achievement of the applicable objective business measure target, respectively. The personal performance component of the award amount ranged from a 50% for minimum achievement, 100% for target achievement, to 200% for maximum achievement.

For 2020, the achievement percentage for the objective business measures for each of our NEOs was determined to be 93.6% (with Mr. Bihl’s pro-rated award calculated at actual achievement for the objective business measures). The achievement percentage for the personal performance component was determined to be 125% for each of Messrs. Reali, D’Adamio, Nosenzo, and Ms. Pavesio and 100% for Mr. Anglum (with Mr. Bihl’s pro-rated award calculated at target achievement (100%) for the personal performance component). In addition to the awards calculated under the applicable AIP for each of our NEOs, each of our employees who participated in an AIP, including our NEOs, received a discretionary “make whole” bonus with respect to each employee’s performance-based cash incentive under the applicable AIP in an amount equal to the additional cash incentive each employee would have otherwise received had salaries not been reduced in connection with the COVID-19 pandemic. In recognition of his sales efforts during the COVID-19 pandemic, Mr. Nosenzo also received an additional discretionary “make whole” bonus with respect to his performance-based cash incentive under the Commercial AIP in an amount equal to the additional cash incentive he would have received had he been a participant in the Non Commercial AIP.

Equity-Based Compensation

Prior to our IPO, we maintained the BV LLC profits interest plan, which we called the Management Incentive Plan (MIP), pursuant to which we granted 333,330 profits interest units of BV LLC (Profits Interest Units), to Mr. Bihl on December 2, 2013. In connection with Mr. Bihl’s retirement, we redeemed all of his Profits Interest Units as described below under “—Severance.” In connection with our IPO the MIP was terminated and no further awards will be made under the MIP.

Prior to our IPO, we also maintained the Bioventus Phantom Profits Interest Plan, which was renamed the Bioventus Stock Plan on June 1, 2020, and which we called the Phantom Plan, pursuant to which we granted time-vesting phantom plan units (Time Phantom Units) and performance-vesting phantom plan units (Performance Phantom Units). The Time Phantom Units generally vested ratably over five years (20% on the first anniversary of the date of grant and 5% quarterly thereafter) and entitled the holder to a cash payment, in an amount determined by reference to the value of our Profits Interest Units, with respect to any vested Time Phantom Units upon the earlier of a termination from service or certain distribution events with respect to the Company’s profits interest units. In the event of a qualifying distribution event prior to a termination, all Time Phantom Units fully vest. Generally, Performance Phantom Units were scheduled to vest on June 1, 2021, subject to the achievement of 2020 corporate revenue goals, but could also become vested in whole or in part in the board of managers’ discretion in the event such revenue goals were not satisfied. In connection with our IPO, on February 11, 2021, we terminated the Phantom Plan and there will be no further awards made under the Phantom Plan. We will settle all awards thereunder 12 months following the termination. In connection with the Phantom Plan termination, Bioventus Inc. assumed the obligations of BV LLC and Phantom Plan awards will be paid in the form of shares of Class A common stock (or, in the case of former employees whose employment terminated prior to the offering and who hold vested Phantom Plan awards as of 12 months following the termination of the Phantom Plan, in the form of cash). The number of shares of Class A common stock received by each participant, including our named executive officers, were determined by dividing (A) the value of the participant’s vested Phantom Units (after giving effect to any accelerations in vesting in connection with our IPO, as described below) as of February 11, 2021 by (B) the $13.00 IPO price of our Class A common stock (with any terminated employees holding vested Phantom Plan awards receiving the cash value of such shares determined as of the date of the IPO). It is anticipated that, to the extent that a Time Phantom Unit is not otherwise vested as of the date the Phantom Plan is terminated, settlement with respect to such Time Phantom Unit will be subject to the holder’s continued employment with us through the applicable vesting date or the twelve month anniversary of plan termination, if earlier. As a result of the $13.00 IPO price of our Class A common stock, the Performance Phantom Units had no value as the IPO date.

Each of our named executive officers holds Phantom Plan awards in BV LLC as set forth below in “—Outstanding Equity Awards at Fiscal-Year End.” On June 25, 2020, in connection with the commencement of his employment with us, Mr. Reali was granted 417,804 Phantom Units. In addition, on July 30, 2020, Mr. Reali was granted an option to purchase up to 5,935 equity interests of BV LLC at a per unit price of $42.12 at any time prior to July 30, 2021 (or the termination of his service, if earlier), but Mr. Reali forfeited this option prior to our IPO. No other named executive officers received a grant of equity or phantom equity awards in 2020.

New Equity-Based Compensation

In connection with our IPO, our Board adopted the 2021 Incentive Award Plan (2021 Incentive Plan), in order to facilitate the grant of cash and equity incentives to our non-employee directors, employees (including our named executive officers) and consultants and employees and consultants of our subsidiaries and to enable our Company and our subsidiaries to obtain and retain the services of these individuals, which is essential to our long-term success. In connection with our IPO, we granted the following under the 2021 Incentive Plan to certain of our employees and non-employee directors, including the named executive officers:

•	options to purchase 4,561,500 shares of Class A common stock that vest between two and four years from February 11, 2021 and

•

restricted stock unit (RSU) awards for 293,170 and 67,500 to employees and non-employee directors, respectively, of shares of Class A common stock released between one and four years from February 11, 2021

In connection with our IPO, our Board also adopted the 2021 Employee Stock Purchase Plan (ESPP).

Severance

The employment letters in effect as of December 31, 2020 for each of our named executive officers provide for severance payments upon termination of employment by us at any time without cause (other than as a result of death or disability) or a termination by the named executive officer for good reason (as defined below) during the two year period following the date of a change in control (as defined in the respective employment letter). In the event of a termination by us without cause, each of our named executive officers would be entitled to receive (1) twelve months’ base salary, payable in a lump sum within 60 days following termination of employment, (2) 100% of their respective target annual cash incentive, payable in a lump sum within 60 days following termination of employment, and (3) payment of COBRA premiums for the first twelve months of coverage following termination of employment. In the event of a termination by Messrs. Anglum, Nosenzo, D’Adamio and Ms. Pavesio for good reason during the two-year period following a change in control, Messrs. Anglum, Nosenzo, D’Adamio and Ms. Pavesio would be entitled to receive the same severance payments and benefits as in the case of termination by us without cause. In the event of a termination by Mr. Reali for good reason during the two-year period following a change in control, under his employment letter Mr. Reali is entitled to receive enhanced severance equal to 18 months of each of his base salary and his target annual cash incentive, each payable in a lump sum on or about 60 days following termination of employment, as well as payment of COBRA premiums for the first 18 months of coverage following termination of employment. The severance payments are conditioned upon execution and delivery of a release and compliance with confidentiality and restrictive covenant obligations as set forth in a separate proprietary information agreement.

In connection with his retirement on April 19, 2020, Mr. Bihl was not entitled to receive any severance or other benefits under his employment letter. Subsequent to his retirement, we entered into an agreement with Mr. Bihl on June 12, 2020, pursuant to which he received (i) a payment on June 16, 2020 of $9.25 million, which represented a $918,953 payment in full for amounts due to Mr. Bihl under the Phantom Plan, a $6,328,629 payment for the redemption of 150,252 of his Profits Interest Units under the MIP, and an additional cash payment of $2,006,796 to reflect the COVID-19-related decrease in value of his Phantom Plan award and the redeemed portion of his MIP award and (ii) a payment on February 8, 2021 of $12.3 million, which represented a $10,802,387 payment for the redemption of the remaining 183,078 of his Profits Interest Units under the MIP, and an additional cash payment of $1,543,147 to reflect the COVID-19-related decrease in value.

In connection with our IPO, we entered into new employment agreements with each of Messrs. Reali, Anglum, Nosenzo, D’Adamio, and Ms. Pavesio that became effective February 11, 2021 and superseded their previous severance arrangements. Under these new employment agreements, it is anticipated that, upon a termination without cause or resignation by the named executive officer with good reason, each of our named executive officers are entitled to (i) twelve months’ base salary (eighteen months in the case of Mr. Reali), payable in equal installments over the twelve month period (eighteen month period in the case of Mr. Reali) following such termination, (ii) 100% of target annual cash incentive (150% in the case of Mr. Reali), payable in equal installments over the twelve month period (eighteen month period in the case of Mr. Reali) following such termination, and (iii) payment of COBRA premiums for the first twelve months of coverage following termination of employment (eighteen months in the case of Mr. Reali). Additionally, upon a termination without cause or resignation by the named executive officer with good reason within the 24 month period following a change in control, each of our named executive officers are entitled to (i) eighteen months’ base salary (twenty-four months in the case of Mr. Reali), payable in a lump sum within 60 days following such termination, (ii) 150% of target annual cash incentive (200% in the case of Mr. Reali), payable in a lump sum within 60 days following such termination, (iii) a lump sum payment equal to eighteen months (twenty-four months in the case of Mr. Reali) of COBRA premiums within 60 days following such termination, and (iv) full vesting acceleration of all equity awards. These severance payments will be conditioned upon execution and delivery of a release and compliance with the restrictive covenants described below in “—Restrictive Covenants.”

Restrictive Covenants

As of December 31, 2020 our named executive officers were subject to certain post-employment restrictive covenants, including twelve-month non-competition and non-solicitation obligations, as set forth in proprietary information agreements entered into with each named executive officer. Further, the employment letters for each of our named executive officers provide for mutual non-disparagement obligations.

In connection with our IPO, we entered into new post-employment restrictive covenants with our named executive officers, effective as of the date of tour IPO, including twelve-month (and eighteen months in the case of Mr. Reali) noncompetition and non-solicitation obligations (increased to eighteen-months (and twenty-four months in the case of Mr. Reali) in the event a named executive officer receives change in control severance, as described above) and perpetual confidentiality and non-disparagement obligations.

Retirement Plans

BV LLC currently maintains a 401(k) retirement savings plan, or the 401(k) plan, in which all BV LLC employees, including our named executive officers, who satisfy certain eligibility requirements may participate. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Under the terms of the 401(k) plan, we currently make (a) non-discretionary matching contributions equal to 50% of the employee’s contributions, up to a maximum of 6% of the employee’s eligible compensation and (b) a non-elective contribution equal to 4.5% of the employee’s compensation for the plan year. Due to the COVID-19 crisis, we suspended the 4.5% non-elective contribution effective May 3, 2020, but have reinstated such benefit effective December 26, 2020. Further, our board of managers has discretion under the 401(k) plan to provide for (i) annual discretionary matching contributions based on eligible compensation contributed by each employee and (ii) discretionary non-elective contributions in an amount determined by the board at year end, subject to continued employment through year end. We believe that providing a vehicle for tax-deferred retirement savings though the 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We anticipate that our employees will continue to be eligible to participate in a 401(k) plan maintained by us.

Employee Benefits

All of our full-time employees and working partners, including our named executive officers, are eligible to participate in health and welfare plans maintained by BV LLC, including:

•	medical, dental and vision benefits;

•	medical flexible spending accounts and health savings account;

•	short-term and long-term disability insurance;

•	basic life and accidental death & dismemberment insurance; and

•	group accident, critical illness and hospital indemnity plans.

Our named executive officers participate in these plans on the same basis as other eligible employees. We do not maintain any supplemental health and welfare plans for our named executive officers. We reimburse our named executive officers for the full cost of their personal cellular phones. We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Section 280G

The employment letters for Messrs. Reali, Anglum and D’Adamio in effect as of December 31, 2020 and the new employment agreements we entered into with our named executive officers in connection with our IPO provide that, in the case of their receipt of any payments in connection with a change in control (as defined in the employment letter or agreement), or that would otherwise be considered an “excess parachute payment” within the meaning of Section 280G of the Code, such payments will be reduced to the maximum amount that does not trigger the excise tax imposed by Section 4999 of the Code if the named executive officer would be better off on a net after-tax basis with such reduction.

Retention Plan

On April 13, 2020, we initiated a retention plan with Mr. Nosenzo for an aggregate amount of $520,000 less applicable taxes. Payments of $260,000 will be paid on each of May 4, 2021 and May 4, 2022, subject to Mr. Nosenzo’s continued service through each such date; provided that if Mr. Nosenzo’s employment is terminated for a reason that would qualify Mr. Nosenzo for severance benefits under his offer letter (x) before the May 4, 2021 payment date he will receive $260,000 in a single lump sum within 60 days following termination of employment and (y) after the May 4, 2021 payment date but before the May 4, 2022 payment date he will receive $260,000 in a lump sum within 60 days following the termination date. Any such payments are in addition to any severance benefits under Mr. Nosenzo’s offer letter.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of option awards and profits interest units (including the number of profits interest units underlying Phantom Units) for our named executive officers as of December 31, 2020. For additional information about the outstanding equity awards granted to our named executive officers, please see the section titled “—Equity-based compensation” above.

		Option Awards(5)				Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of profits interest units (including profits interest units underlying phantom units(1) that have not vested(2) (#)		Market Value(3) of profits interest units (including profits interest units underlying phantom units) that have not vested ($)
Kenneth Reali	4/13/2020					417,804	(4)	$7,716,840
	7/30/2020	5,935	—	$42.12	7/30/2021
Gregory O. Anglum	04/04/2016					2,000	(6)	94,300
	05/01/2017					28,500	(6)	1,257,420
	9/17/2018					20,000	(6)	580,600
John E. Nosenzo	02/06/2017					31,250	(7)	1,378,750
	9/17/2018					25,000	(7)	725,750
Anthony D’Adamio	8/14/2017					14,000	(8)	617,680
	9/17/2018					15,000	(8)	435,450
Alessandra Pavesio	9/17/2018					20,000	(9)	580,600

(1)

The Phantom Units do not have an expiration date; provided that any Phantom Units granted on September 17, 2018 that do not vest as a result of achieving 2020 revenue targets on June 1, 2021 will expire.

(2)

This column shows the number of profits interest units held by Mr. Bihl and the number of Phantom Units held by our other named executive officers that have not vested. Phantom Units generally represent the right to receive cash amounts from us based on the distributions that would be made to an equivalent number of profits interests with an equivalent benchmark amount. The benchmark amounts represent the cumulative distributions that must be made by us pursuant to the Bioventus LLC Agreement before a grantee is entitled to receive any distributions or payments in respect of such grantee’s units. The benchmark amount for Mr. Anglum’s 2016 grant of Phantom Units is $472,003,000, for Messrs. Nosenzo, Anglum, and D’Adamio’s 2017 grant is $510,000,000, for Messrs. Anglum, Nosenzo and D’Adamio’s and Ms. Pavesio’s 2018 grant of Phantom Units is $703,691,178, and for Mr. Reali’s 2020 grant of Phantom Units on June 25, 2020 is $840,849,878.

(3)	Market value is determined based on an independent valuation report on the fair market value of the Company.
(4)	Mr. Reali was granted 417,804 Phantom Units on June 25, 2020; 20% of such grant will vest on April 13, 2021 and 5% will vest each quarter thereafter.
(5)	Mr. Reali was granted 5,935 options to purchase equity interests of BV LLC on July 30, 2020, all of which were fully vested and exercisable at the time of grant.
(6)

Mr. Anglum was granted 20,000 Phantom Units on April 4, 2016 and 95,000 Phantom Units on May 1, 2017; 20% of each grant vested on the first anniversary of the grant date and 5% vests each quarter thereafter. Mr. Anglum was also granted 20,000 Phantom Units on September 17, 2018; these units will vest on June 1, 2021 at 100% if 2020 revenue is greater than or equal to $391.8 million and at 75% if 2020 revenue is greater than or equal to $336.0 million.

(7)

Mr. Nosenzo was granted 125,000 Phantom Units on February 6, 2017; 20% of these Phantom Units vested on February 6, 2018 and 5% vests each quarter thereafter. Mr. Nosenzo was also granted 25,000 Phantom Units on September 17, 2018; these units will vest on June 1, 2021 at 100% if 2020 revenue is greater than or equal to $391.8 million and at 75% if 2020 revenue is greater than or equal to $336.0 million.

(8)

Mr. D’Adamio was granted 40,000 Phantom Units on August 14, 2017; 20% of such grant vested on the first anniversary of the grant date and 5% vests each quarter thereafter. Mr. D’Adamio was also granted 15,000 Phantom Units on September 17, 2018; these units will vest on June 1, 2021 at 100% if 2020 revenue is greater than or equal to $391.8 million and at 75% if 2020 revenue is greater than or equal to $336.0 million.

(9)

Ms. Pavesio was granted 20,000 Phantom Units on September 17, 2018; these units will vest on June 1, 2021 at 100% if 2020 revenue is greater than or equal to $391.8 million and at 75% if 2020 revenue is greater than or equal to $336.0 million. Ms. Pavesio was also granted 83,333 Phantom Units on July 22, 2013, 15,000 Phantom Units on June 1, 2015, and 11,392 Phantom Units on April 21, 2016, all of which were fully vested as of December 31, 2020.

Director Compensation

The following table sets forth information concerning the compensation of the current members of the BV LLC board of managers for the year ended December 31, 2020.

Name	Year	Fees Earned or Paid in Cash ($)(1)	Total ($)(2)
William A. Hawkins(3)	2020	$90,000	$90,000
Susan M. Stalnecker(3)	2020	60,000	60,000
Guy P. Nohra	2020	—	—
Martin P. Sutter	2020	—	—
Bradley J. Cannon	2020	—	—
David J. Parker	2020	—	—
Philip G. Cowdy	2020	—	—
Guido J. Neels	2020	—	—

(1)

Mr. Hawkins received an annual retainer of $40,000 for his service as a member of the board and an additional annual retainer fee of $50,000 for his service as chairman of the board. Ms. Stalnecker received an annual retainer fee of $50,000 for her service as a member of the board and an additional annual retainer fee of $10,000 for her service on the Audit and Risk Committee of the board. No other members of our board received any cash compensation in 2020.

(2)	No members of our board received equity compensation awards in 2020.
(3)

As of December 31, 2020, Mr. Hawkins held 50,000 Phantom Units, 95% of which were vested and 5% of which were unvested, and Ms. Stalnecker held 50,000 Phantom Units, 40% of which were vested and 60% of which were unvested, respectively. The benchmark amount for Mr. Hawkins’s grant of Phantom Units is $472,003,000 and the benchmark amount for Ms. Stalnecker’s grant of Phantom Units is $703,691,178.

In connection with our December 11, 2015 offer to Mr. Hawkins to join the BV LLC board of managers as its chairman, we agreed, pursuant to an offer letter, effective January 1, 2016, to (1) pay Mr. Hawkins an annual retainer fee of $40,000 for his service as a member of the board and $50,000 for his service as chairman of the board, each payable in quarterly installments in arrears and pro-rated for any partial period of service and (2) award Mr. Hawkins a one-time grant of 50,000 Phantom Units under the Phantom Plan.

Effective November 28, 2018, pursuant to an offer letter with Ms. Stalnecker providing for her appointment as a member of our board and chair of the Audit and Risk Committee, we agreed to (1) pay Ms. Stalnecker an annual retainer fee of $50,000 for her service as a member of the board and $10,000 for her participation in the Audit and Risk Committee, each payable in quarterly installments in arrears and pro-rated for any partial period of service and (2) award Ms. Stalnecker 50,000 Phantom Units under the Phantom Plan. Ms. Stalnecker received a prorated payment of $9,167 for her time on the board and one of the Audit and Risk Committee in 2018.

Our non-employee director compensation policy, which became effective February 11, 2021, provides that each non-employee director receives an annual cash retainer of $55,000. In addition, (i) the Chairperson of the Board shall receive an additional annual retainer of $50,000, (ii) the Lead Director of the Board shall receive an additional annual retainer of $30,000, (iii) the Chairpersons of the Audit and Risk Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Compliance, Ethics and Culture Committee shall receive additional annual retainers of $20,000, $15,000, $10,000 and $10,000, respectively, and (iv) non-Chairperson members of the Audit and Risk Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Compliance, Ethics and Culture Committee shall receive additional annual retainers of $10,000, $7,500, $5,000 and $5,000, respectively. In addition, each such non-employee director receives an annual RSU award with a grant date value of $152,000, with all such annual RSU awards (other than those received in respect of a non-employee director’s initial year of service, as described below) vesting on the first anniversary of the grant date of the award (or immediately prior to the date of the annual shareholder meeting immediately following the date of grant, if sooner), subject to such non-employee director continuing in service through such date. RSU awards for each non-employee director’s initial year of service shall vest in three equal installments, with the first installment vesting on the first anniversary of the grant date of such initial award (or immediately prior to the date of the annual shareholder meeting immediately following the date of grant, if sooner) and the second and third installments vesting on the first and second anniversaries of such first vesting date, subject to such non-employee director continuing in service through each such date (and any such nonemployee director who commences service on a date other than the date of the annual shareholder meeting receives a pro-rata restricted stock unit award for such initial year of service). In addition, on February 11, 2021, in connection with our IPO, each non-employee director received a RSU award with a grant date value of $152,000 that vests on the first anniversary of the grant date of the award. Each RSU award awarded under the policy accelerates and vests in full upon a change in control (as defined in the 2021 Incentive Plan). In addition, each non-employee director is reimbursed for out-of-pocket expenses in connection with his or her services.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER BIOVENTUS’ EQUITY COMPENSATION PLANS

As of December 31, 2020, there was no public market for Bioventus’ common stock and there were no equity compensation plans approved by security holders under which Bioventus’ equity securities were authorized for issuance. The following table provides, as of March 22, 2021, equity compensation plan information for all plans under which equity securities are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options and rights (a)		Weighted- average exercise price of outstanding options and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected under column (a))(4) (c)
Equity compensation plans approved by security holders(1)	4,922,170	(2)	$13.00	(3)	3,212,626
Equity compensation plans not approved by security holders	—		—		—

(1)	Consists of the Bioventus Inc. 2021 Incentive Award Plan (2021 Plan) and the Bioventus Inc. 2021 Employee Stock Purchase Plan (2021 ESPP).
(2)

Includes 4,561,500 outstanding options to purchase shares of Bioventus class A common stock and 360,670 outstanding restricted stock units under the 2021 Plan. There were no agreements outstanding to purchase shares of Bioventus class A common stock under the 2021 ESPP.

(3)	The weighted average exercise price in column (b) does not take into account outstanding restricted stock units, which do not have an exercise price.
(4)

Includes 2,670,306 shares of Bioventus class A common stock available for future issuance under the 2021 Plan and 542,320 shares of Bioventus class A common stock available for future issuance under the 2021 ESPP. The number of shares of Bioventus class A common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each calendar year from January 1, 2022 through January 1, 2031, by that number of shares of Bioventus class A common stock equal to the lesser of (i) 4.5% of the shares of all of the classes of Bioventus class A common stock outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares of Bioventus class A common stock as determined by the board of directors. The number of shares of Bioventus class A common stock reserved for issuance under the 2021 ESPP will automatically increase on January 1 of each calendar year from January 1, 2022 through January 1, 2031, by that number of shares of Bioventus class A common stock equal to the lesser of (A) 1% of the shares of all of Bioventus class A common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares of Bioventus class A common stock as determined by the board of directors.

Prior to Bioventus’ IPO, BV LLC maintained the Phantom Plan, pursuant to which Bioventus granted units in order to foster and promote its long-term success by helping attract and maintain a superior management team and to motivate superior performance by employees selected to participate in the Phantom Plan. As of December 31, 2020, there were 1,651,709 units outstanding. In connection with its IPO, Bioventus terminated the Phantom Plan and Bioventus Inc. assumed the obligations of BV LLC. Vested Phantom Plan awards granted to employees that were active employees on February 11, 2021 will be paid in the form of shares of Bioventus class A common stock after the one year anniversary. The number of shares of Bioventus class A common stock were determined by dividing (i) the value of the participant’s vested Phantom Units (after giving effect to any accelerations in vesting in connection with Bioventus’ IPO) as of February 11, 2021 by (ii) the $13.00 IPO price of Bioventus class A common stock. Upon the one year anniversary of Bioventus’ IPO 798,422 shares of Bioventus class A common stock will be issued in settlement of the outstanding units.

INTERESTS OF BIOVENTUS DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, Bioventus directors and executive officers do not have interests in the merger that are different from, or in addition to, the interests of other Bioventus stockholders generally. The Bioventus board was aware of and considered these factors, among other matters, in reaching its determination that the terms of the merger agreement and the merger are fair to and in the best interests of Bioventus and its stockholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the merger and the share issuance, and recommending that Bioventus stockholders approve the Bioventus share proposal issuance. See “The Mergers—Background of the Merger” and “The Mergers—Recommendation of the Bioventus Board of Directors; Bioventus’s Reasons for the Merger.”

Executive Officers

Bioventus’s “executive officers” since the beginning of Bioventus’s last fiscal year are:

•	Kenneth M. Reali, Chief Executive Officer;

•	Gregory O. Anglum, Senior Vice President & Chief Financial Officer;

•	John E. Nosenzo, Senior Vice President & Chief Commercial Officer;

•	Anthony D’Adamio, Senior Vice President & General Counsel;

•	Alessandra Pavesio, Senior Vice President & Chief Science Officer;

•	Anthony P. Bihl III, former Chief Executive Officer; and

•	Katrina Church, Senior Vice President and Chief Compliance Officer.

Directors

Bioventus’s directors since the beginning of Bioventus’s last fiscal year are:

•	William A Hawkins III;

•	Philip G. Cowdy;

•	Guido J. Neels;

•	Guy P. Nohra;

•	David J. Parker;

•	Susan M. Stalnecker;

•	Martin P. Sutter;

•	Mary Kay Ladone; and

•	Kenneth Reali.

Governance of the Combined Company

Bioventus has agreed to appoint Stavros Vizirgianakis and Patrick Beyer, each a member of the Misonix board to the Bioventus board as of the effective time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

No other governance changes are planned in connection with the mergers.

See “The Mergers Agreement—Governance of the Combined Company.”

INTERESTS OF MISONIX DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS

In considering the recommendations of the Misonix board, Misonix stockholders should be aware that Misonix directors and executive officers may have interests in the mergers, including financial interests, which may be different from, or in addition to, the interests of Misonix stockholders generally. These interests are described in more detail below and, with respect to Misonix’s named executive officers, are quantified under “Quantification of Payments and Benefits to Misonix Named Executive Officers.” The Misonix board was aware of and considered these interests, among other matters, in reaching its determination that the mergers are fair to and in the best interests of Misonix and its stockholders, approving and declaring advisable the Agreement and Plan of Merger and the transactions contemplated thereby, and recommending that Misonix stockholders approve the Misonix mergers. See “The Mergers—Background of the Mergers” and “The Mergers – Recommendation of the Misonix Board of Directors; Misonix’s Reasons for the Mergers.” The closing of the mergers are expected to constitute a “change of control” (or similar phrase) for purposes of each of the compensation plans and agreements, if applicable.

Executive Officers

Misonix’s “named executive officers” are:

•	Stavros G. Vizirgianakis, Chief Executive Officer and director;

•	Joseph P. Dwyer, Chief Financial Officer, Treasurer and Secretary; and

•	Robert S. Ludecker, Senior Vice President of Global Sales and Marketing.

Misonix’s “executive officers” are:

•	its named executive officers;

•	Sharon W. Klugewicz, Chief Operating Officer; and

•	Jay Waggoner, Senior Vice President of Sales - Wound.

Share Ownership

Misonix’s directors and executive officers will receive the same merger consideration as other Misonix stockholders for each share of Misonix common stock that they own at the effective time. For information regarding beneficial ownership of Misonix common stock by each of Misonix current directors, named executive officers and all directors and executive officers as a group, see the section entitled “Certain Beneficial Owners of Misonix Common Stock.”

Treatment of Misonix Equity Awards

Stock Options

At the effective time, each outstanding Misonix stock option held by individuals who meet the S-8 definition of “employees” of Misonix, including executive officers and directors of Misonix, shall (i) become fully vested immediately upon the effective time and (ii) be assumed by Bioventus and converted automatically into an option to purchase Bioventus class A common stock based on the option exchange ratio (with the exercise price with respect to such option being adjusted based on the option exchange ratio). Aside from the foregoing adjustments, the assumed options will generally remain subject to the same vesting and other terms and conditions that applied to such awards immediately prior to the effective time.

For executive officers and directors who do not meet the S-8 definition of “employee” as of the effective time, each of their outstanding Misonix stock options will become fully vested and be settled in cash immediately prior to the effective time in an amount equal to the product of (x) the number of shares of Misonix common stock subject to the applicable option and (y) the excess, if any, of (i) the average of the volume-weighted average trading price per share of Bioventus Class A Common Stock on Nasdaq (as reported by Bloomberg L.P.) on each of the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time over (ii) the per share exercise price of such option.

The number and value of outstanding Misonix stock options and held by each named executive officer, other executive officer, and director of Misonix based on holdings as of August 27, 2021 is set forth below.

Name	Number of Shares Underlying Unexercised Options (#)	Weighted Average Exercise Price of Options ($)	Value of Unexercised Options(1) ($)
Named Executive Officers
Stavros G. Vizirgianakis	450,000	14.89	5,006,781
Joseph P. Dwyer	271,500	13.77	3,325,655
Robert S. Ludecker	307,943	11.61	4,437,751

Other Executive Officers
Sharon W. Klugewicz	72,000	18.02	576,124
Jay Waggoner	53,000	16.06	528,000

Non-Employee Directors
Paul LaViolette	50,000	18.39	381,325
Michael Koby	50,000	18.39	381,325
Thomas M. Patton	97,500	13.98	1,174,050
Patrick Beyer	20,000	19.09	138,600

(1)	Represents the in-the-money value of the Misonix stock options based on the closing price per share of Misonix common stock of $26.02 on August 27, 2021, as reported by Nasdaq.

Restricted Stock

Effective as of immediately prior to the effective time, all Misonix restricted stock shall accelerate in full and become fully vested (and, once vested, will be treated in the same manner as other shares of Misonix common stock in the mergers).

Mr. Vizirgianakis holds 159,800 shares of restricted stock with an aggregate value of $4,157,996 as of August 27, 2021. None of the other named executive officers, executive officers or directors of Misonix held restricted stock as of such date.

Treatment of Misonix’s ESPP

Misonix adopted an ESPP in 2021; however, no offering periods under the Misonix ESPP had commenced prior to the execution of the merger agreement. Therefore, no offering periods under the Misonix ESPP are currently active and none will be commenced prior to the closing date. The Misonix ESPP shall terminate immediately prior to the effective time, contingent upon the occurrence of the closing.

Governance of the Combined Company

Bioventus has agreed to appoint Stavros Vizirgianakis and Patrick Beyer, each a member of the Misonix board to the Bioventus board as of the effective time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal.

See “The Mergers—Board of Directors of the Combined Company.”

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, certain directors and officers of Misonix and its subsidiaries will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability and fiduciary liability insurance policies following the mergers.

New Compensation Arrangements with Bioventus

Any Misonix executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to Bioventus or the surviving corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Bioventus. As of the date of this proxy statement/prospectus, no compensation arrangements between such persons and Bioventus and/or its affiliates have been established.

Misonix Compensation Arrangements

Vizirgianakis Employment Agreement

On December 15, 2016, Misonix entered into an Employment Agreement (the “Vizirgianakis Agreement”) with Stavros G. Vizirgianakis pursuant to which Mr. Vizirgianakis serves as Misonix’s full time Chief Executive Officer. Mr. Vizirgianakis also serves as a member of the board of directors of Misonix.

Pursuant to the Vizirgianakis Agreement, Mr. Vizirgianakis’ employment is automatically renewed and extended for consecutive one year renewal terms on each September 13, unless either party sends to the other party a notice of nonrenewal at least 90 days prior to the expiration of any then-current renewal term. Mr. Vizirgianakis receives an annual base salary of not less $360,000 per annum, subject to review by the board of directors of Misonix at least annually for increase but not for decrease. Mr. Vizirgianakis is also eligible to receive annual bonuses in the discretion of Misonix’s board of directors. If Misonix terminates Mr. Vizirgianakis’ employment without cause (as defined in the Vizirgianakis Agreement), Misonix provides a notice of non-renewal, or Mr. Vizirgianakis terminates his employment for good reason (as defined in the Vizirgianakis Agreement), Mr. Vizirgianakis will be entitled to receive (i) a lump-sum cash payment in an amount equal to 1.5 times the annual base salary as is in effect immediately prior to the date of such termination, and (ii) continuation of all employee benefits and fringe benefits to which he was entitled under the Vizirgianakis Agreement immediately prior to such termination of employment for a period of 18 months following the termination of employment. The Vizirgianakis Agreement also contains non-competition and non-solicitation covenants from Mr. Vizirgianakis during the term of employment and for a period of 18 months thereafter.

In conjunction with the execution of the Vizirgianakis Agreement in 2016, Mr. Vizirgianakis received grants of an aggregate of 400,000 shares of restricted stock pursuant to Misonix’s 2014 Employee Equity Incentive as follows: (i) a grant of 134,000 shares vesting in five equal installments on September 1, 2017, 2018, 2019, 2020 and 2021; (ii) a performance grant of 133,000 shares, the performance targets for which have already been satisfied; and (iii) a performance grant of 133,000 shares which vests if both of the following conditions are satisfied simultaneously: (A) at any time prior to the fifth anniversary of the grant date, the most recent publicly reported trailing four fiscal quarter revenue of Misonix (exclusive of the impact of any acquisitions after the grant date) is at least $48,000,000 and (B) the closing price of Misonix common stock is at least $13.00 per share (subject to adjustment for stock splits, stock dividends and the like) for 10 consecutive trading days. Any unvested performance grants will vest on a change of control if the applicable share price threshold is met in such transaction (which share price threshold is expected to be met upon the closing).

Dwyer Employment Agreement

On August 21, 2017, Misonix entered into an Employment Agreement (the “Dwyer Agreement”) with Joseph P. Dwyer pursuant to which Mr. Dwyer serves as Misonix’s full time Chief Financial Officer.

Pursuant to the Dwyer Agreement, Mr. Dwyer’s employment is automatically renewed and extended for consecutive one year renewal terms on each August 21, unless either party sends to the other party a notice of non-renewal at least 90 days prior to the expiration of the then-current renewal term. Mr. Dwyer receives an annual base salary of not less than $275,000 per annum, subject to review by the Misonix board at least annually for increase but not for decrease. Mr. Dwyer is also eligible to receive annual bonuses in the discretion of the Misonix board. If Misonix terminates Mr. Dwyer’s employment without cause (as defined in the Dwyer Agreement), Misonix provides a notice of non-renewal, or Mr. Dwyer terminates his employment for good reason (as defined in the Dwyer Agreement), Mr. Dwyer will be entitled to receive (i) a lump-sum cash payment in an amount equal to 100% of his annual base salary and (ii) continuation of all employee benefits and fringe benefits to which he was entitled under the Dwyer Agreement immediately prior to such termination of employment for a period of 12 months following the termination of employment. The Dwyer Agreement also contains non-competition and non-solicitation covenants from Mr. Dwyer during the term of employment and for a period of 12 months thereafter.

In conjunction with the execution of the Dwyer Agreement in 2017, Mr. Dwyer received a grant of a ten-year stock option to purchase 100,000 shares (the “Dwyer Stock Option Award”) of Misonix common stock, under the Misonix, Inc. 2017 Equity Incentive Plan. The Dwyer Stock Option Award has an exercise price of $10.20 per share, which equals the fair market value on the date of grant as defined in the plan and vests and becomes exercisable in four equal annual installments from the date of grant.

Ludecker Letter Agreement

On September 15, 2016, Misonix entered into a letter agreement (the “Ludecker Agreement”) with Robert S. Ludecker, pursuant to which Mr. Ludecker serves as Misonix’s Senior Vice President of Global Sales and Marketing.

Pursuant to the Ludecker Agreement, if Mr. Ludecker’s employment is terminated involuntarily or Mr. Ludecker terminates his employment for good reason (as described in the Ludecker Agreement) following a change in control of Misonix, then he will be entitled to receive a lump sum cash payment equal to 12 months of annual base salary within 60 days after the change in control takes place and his employment terminates. The Ludecker Agreement also contains non-disparagement covenants from Mr. Ludecker following his termination of employment.

Change in Control Severance Plan

Effective as of July 28, 2021, Misonix adopted a Change in Control Severance Plan, which provides for severance benefits for certain eligible employees in the event of a termination of employment with Misonix either (x) by Misonix or its successor other than for cause, death or disability or (y) by the participant for good reason, in each case that occurs within one year following a change in control (as defined therein). Subject to satisfaction of the requirements of the Change in Control Severance Plan (including the participant’s timely execution and non-revocation of a general release of claims), the participant shall be entitled to receive a severance amount, which will be paid in cash within 60 days following such qualifying termination and shall equal (i) 3 months or 6 months (depending on the participant’s employee designation) of the participant’s monthly salary and (ii) 3 months or 6 months (depending on the participant’s employee designation) of the COBRA premium for health, dental and vision benefits in effect for the participant (and his or her spouse and dependents) immediately prior to such qualifying termination. Any amounts payable under the Change in Control Severance Plan shall be reduced by the amount of severance of termination payments (if any) payable by Misonix to the participant under any employment contract or other arrangement related to his or her employment with Misonix.

Quantification of Payments and Benefits to Misonix Named Executive Officers

The following information, table and the related footnotes present information about the compensation payable to Misonix named executive officers in connection with the mergers.

Golden Parachute Compensation

The narrative and tables that follow are estimates based on multiple assumptions that may or may not actually occur. They describe potential payments and benefits to the named executive officers under their existing agreements, including payments and benefits that would be due to them in connection with the occurrence of a change of control, assuming the closing date occurred on August 27, 2021 and that each named executive officer experienced a qualifying termination of employment on such closing date. The equity award values are calculated based on the average closing market price of Misonix common stock over the five-day period ending on August 27, 2021, or $26.22. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ benefits ($)(3)	Total ($)
Stavros G. Vizirgianakis	1,145,400	7,543,569	33,823	8,722,792
Joseph P. Dwyer	556,800	1,089,332	22,067	1,668,200
Robert S. Ludecker	404,430	527,657	—	932,087

(1)

Amounts reflect the base salary severance payment due to such named executive officer upon a qualifying termination of employment pursuant to his existing employment arrangement (as described above under “Misonix Compensation Arrangements”) and the target bonus amount payable under Misonix’s fiscal year 2022 short-term incentive plan upon a change in control of Misonix.

(2)

Amounts reflect the potential value of full acceleration of: (a) for Mr. Vizirgianakis, all unvested options and restricted stock (which assumes that any stock price conditions and revenue targets, where applicable, have been met); and (b) for Mr. Dwyer and Mr. Ludecker, all unvested options, in each case upon a change in control of the Misonix (as defined in the applicable award agreements and equity plans) regardless of whether the executive’s employment is terminated.

(3)

Amounts include benefits continuation payments upon a qualifying termination of employment pursuant to his existing employment arrangement (as described above under “Misonix Compensation Arrangements”).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE FIRST MERGER AND THE SECOND MERGER

This section is a general discussion of certain material U.S. federal income tax consequences that may be relevant to U.S. holders and non-U.S. holders (each as defined below) of shares of Misonix common stock of (i) exchanging their Misonix common stock for Bioventus class A common stock in the mergers and (ii) holding and disposing of Bioventus class A common stock received by U.S. holders and non-U.S. holders in the mergers. The following discussion is based on the Code, applicable Treasury Regulations thereunder, administrative interpretations and published rulings of the IRS and court decisions, each as in effect as of the date of this proxy statement/prospectus, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements set forth in this discussion.

This discussion is for general information purposes only and it is not a complete description of all tax considerations that may be relevant to holders of Misonix common stock and it is not a substitute for tax advice. This discussion addresses only holders of (i) Misonix common stock as of immediately before the first merger, and (ii) Bioventus class A common stock received in the first merger, in each case, who hold their shares of each as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules under the U.S. federal income tax laws, such as:

•	banks or other financial institutions;

•	pass-through entities or investors in pass-through entities;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	pension funds, individual retirement and other tax-deferred accounts;

•

persons that hold Misonix common stock or Bioventus class A common stock, as applicable, as part of a straddle, hedge, short sale, constructive sale or conversion transaction or other integrated or risk reduction transaction;

•	persons who purchased or sell their shares of Misonix common stock or Bioventus class A common stock, as applicable, as part of a wash sale;

•

persons that own (directly, indirectly, or by attribution), or at any time during the five year period ending on the closing date owned, 5% or more (by vote or value) of Misonix common stock or Bioventus class A common stock, as applicable;

•	certain U.S. expatriates or U.S. holders that have a functional currency other than the U.S. dollar;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement;”

•	persons who exercise dissenters’ rights;

•	“controlled foreign corporations,” “passive foreign investment companies” and “personal holding companies”; and

•

holders who acquired their shares of Misonix common stock or Bioventus class A common stock, as applicable, through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any tax consequences arising under the unearned income Medicare contribution tax, any alternative minimum tax or any state, local or non-U.S. tax consequences of the mergers. This discussion also does not address any non-income tax consequences of the mergers or (except as expressly discussed below) any reporting requirements.

For purposes of this discussion, a U.S. holder is a beneficial owner of (i) Misonix common stock at the time of the first merger and (ii) Bioventus class A common stock received in the first merger, in each case, that is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust (1) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more United States persons or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of (i) Misonix common stock at the time of the first merger and (ii) Bioventus class A common stock received in the first merger, in each case, that is neither a U.S. holder nor a partnership (or any entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Misonix common stock or Bioventus class A common stock, as may be applicable, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Misonix common stock or Bioventus class A common stock, you should consult your tax advisor regarding the tax consequences of the mergers and of the ownership and disposition of Bioventus class A common stock received in the mergers.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGERS. ALL STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. HOLDERS

U.S. Federal Income Tax Consequences of the First Merger and the Second Merger to U.S. Holders of Shares of Misonix Common Stock

Treatment of the first merger and the second merger, taken together, as a Reorganization

It is intended that, for U.S. federal income tax purposes, the first merger and the second merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Misonix’s obligation to complete the mergers that Misonix receive a tax opinion from Jones Day, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the first merger and the second merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If Jones Day is unwilling or unable to provide such tax opinion, another nationally recognized tax counsel reasonably acceptable to Misonix, may deliver the tax opinion. Such tax opinion will be based on certain assumptions, representations and warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Misonix and Bioventus (on behalf of itself, Merger Sub I and Merger Sub II). If any of these assumptions, representations and warranties or covenants underlying the tax opinion described above is or becomes incorrect, incomplete, inaccurate or is violated, the validity of, and the conclusions reached in, such tax opinion may be affected or jeopardized, and the U.S. federal income tax consequences of the first merger and the second merger could differ materially from those discussed below. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein. Moreover, an opinion of counsel is not binding on the IRS or any court. Neither Bioventus nor Misonix intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the first merger and the second merger. Accordingly, even if Misonix receives a tax opinion that concludes that the first merger and the second merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. If the first merger and the second merger, taken together, do not qualify as a reorganization for U.S. federal income tax purposes, the surrender of Misonix common stock by U.S. holders in exchange for the merger consideration pursuant to the first merger will be treated as a fully taxable exchange with respect to both Bioventus class A common stock and the cash portion of the merger consideration. U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the mergers to them, including in the event that the first merger and the second merger, taken together, do not qualify as a reorganization.

Exchange of Shares of Misonix Common Stock for the Merger Consideration

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, provided that the first merger and the second merger, taken together, qualify as a reorganization, a U.S. holder who surrenders shares of Misonix common stock in exchange for the merger consideration pursuant to the first merger will recognize gain (but not loss) equal to the lesser of: (i) the cash consideration (excluding cash received in lieu of fractional Misonix common stock, if any) received by such U.S. holder, and (ii) the excess, if any, of (a) the sum of the cash consideration (excluding cash received in lieu of fractional Misonix common stock, if any) plus the fair market value of the Bioventus class A common stock (including any fractional Bioventus class A common stock deemed received) received by such U.S. holder in the first merger, over (b) such U.S. holder’s tax basis in its shares of Misonix common stock surrendered. Any recognized gain generally will be long-term capital gain if the U.S. holder’s holding period with respect to the shares of Misonix common stock surrendered is more than one year. Long-term capital gain of non-corporate U.S. holders currently is eligible for preferential U.S. federal income tax rates. In the event a holder elects, and receives, solely cash pursuant to the first merger, such holder can recognize loss realized in the mergers.

A U.S. holder of shares of Misonix common stock generally will have an aggregate adjusted tax basis in the Bioventus class A common stock received in the first merger, including any fractional Bioventus class A common stock for which cash is received, equal to such holder’s aggregate adjusted tax basis in its shares of Misonix common stock surrendered in the first merger, increased by the amount of gain, if any, recognized (not including any gain recognized with respect to any cash received in lieu of fractional Bioventus class A common stock) in the first merger, and reduced by the amount of cash received (excluding any cash received in lieu of fractional Bioventus class A common stock). The holding period for Bioventus class A common stock received in the first merger, including any fractional Bioventus class A common stock for which cash is received, will include the holding period for the shares of Misonix common stock surrendered in exchange for such Bioventus class A common stock.

In the case of a U.S. holder who holds shares of Misonix common stock with differing tax bases and/or holding periods, which generally occurs when blocks of shares are purchased at different times or for different prices, the preceding rules must be applied separately to each identifiable block of shares of Misonix common stock, and such U.S. holder may not offset a loss realized on one block of the shares against gain recognized on another block of the shares. There are complex rules that may apply if a holder elects to receive cash election consideration for some of its shares of Misonix common stock and stock election consideration for other of its shares of Misonix stock. Holders are urged to consult with their own tax advisor about the applicability of the tax basis rules to them and the tax implications of differing elections.

Cash Received in Lieu of Fractional Shares of Bioventus Class A Common Stock

A U.S. holder who receives cash in lieu of a fraction of a share of Bioventus class A common stock as part of the consideration in the first merger generally will be treated as having received the fractional share pursuant to the first merger and then as having sold to Bioventus that fraction of a share of Bioventus class A common stock for cash in a redemption transaction. As a result, a U.S. holder of shares of Misonix common stock generally will recognize gain or loss measured by the difference between the amount of cash received in lieu of a fractional share of Bioventus class A common stock in the first merger and the portion of the U.S. holder’s tax basis in the shares of Misonix common stock allocated to the fractional share of Bioventus class A common stock. Gain or loss recognized with respect to cash received in lieu of any fractional share of Bioventus class A common stock generally will be capital gain or loss, and generally will be long-term capital gain or loss if, as of the effective time of the first merger, the holding period for the shares of Misonix common stock surrendered in exchange for the fractional share of Bioventus class A common stock is greater than one year. Long-term capital gain of non-corporate U.S. holders currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

In some circumstances, cash received in lieu of fractional shares of Bioventus class A common stock could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder could have dividend income up to the amount of the cash consideration received. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a U.S. holder, including the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the receipt of cash in lieu of fractional shares of Bioventus class A common stock to them.

Reporting Requirements in Connection with the First Merger and the Second Merger

A U.S. holder of Misonix common stock who receives Bioventus class A common stock in the first merger will be required to retain records pertaining to the mergers. Each U.S. holder of Misonix common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Bioventus class A common stock in the first merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the mergers, the date of the mergers and such U.S. holder’s adjusted tax basis and fair market value of the Misonix common stock surrendered. A “significant holder” is a holder of Misonix common stock (i) who, immediately before the first merger, owned at least 5% of the outstanding stock of Misonix, or (ii) whose tax basis in the Misonix common stock for U.S. federal income tax purposes was at least $1 million immediately before the first merger.

U.S. Federal Income Tax Consequences to U.S. Holders of Holding and Disposing of Bioventus class A common stock Received in the first merger

Distributions on Bioventus Class A common stock

The gross amount of any distribution on Bioventus class A common stock made from Bioventus’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income on the date such distribution is actually or constructively received. Non-corporate

U.S. holders may be eligible for a reduced rate of taxation on dividends provided that certain holding period requirements and other conditions are satisfied. For corporate U.S. holders, dividends (a) may be eligible for a dividends received deduction and (b) may be subject to the “extraordinary dividend” provisions of the Code, subject in each case to certain requirements and limitations. To the extent that the amount of a distribution exceeds Bioventus’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Bioventus class A common stock, and thereafter as capital gain recognized on a sale or exchange, which gain would be taxable as described below in the section titled “U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of Bioventus class A common stock.”

Sale, Exchange, Redemption or Other Taxable Disposition of Bioventus Class A Shares

A U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Bioventus class A common stock in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of Bioventus class A common stock generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Bioventus class A common stock generally will be treated as U.S. source gain or loss.

NON-U.S. HOLDERS

U.S. Federal Income Tax Consequences of the First Merger and the Second Merger to Non-U.S. Holders of Shares of Misonix common stock

Treatment of the First Merger and the Second Merger, taken together, as a Reorganization

It is intended that, for U.S. federal income tax purposes, the first merger and the second merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, subject to the limitations and assumptions described above in the section titled “U.S. HOLDERS — Treatment of the First Merger and the Second Merger, taken together, as a Reorganization.” Accordingly, the U.S. federal income tax consequences described in the section titled “U.S. HOLDERS — Treatment of the First Merger and the Second Merger, taken together, as a Reorganization” generally will be applicable to non-U.S. holders.

Subject to the discussion on backup withholding and FATCA below, any gain recognized by non-U.S. holders pursuant to the first merger will not be subject to U.S. federal income tax, unless:

•

the gain is effectively connected with the conduct of a trade or business by such non-U.S. holder within the United States (or, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder), in which case the non-U.S. holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, and a corporate non-U.S. holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty); or

•

such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the first merger occurs and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the amount by which its capital gains allocable to U.S. sources, including gain from the taxable sale or exchange of Misonix common stock pursuant to the first merger, exceeds any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty.

Non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of the mergers to them, including in the event that the first merger and the second merger, taken together, do not qualify as a reorganization.

Cash Received in Lieu of a Fractional Shares of Bioventus Class A Common Stock

Subject to the discussion on backup withholding and FATCA below, the U.S. federal income tax consequences to non-U.S. holders on the receipt of cash in lieu of fractional shares of Bioventus class A common stock pursuant to the first merger will be the same as described above in the section titled “U.S. HOLDERS — Cash Received In Lieu of a Fractional Shares of Bioventus Class A Common Stock.” However, any gain or loss recognized by non-U.S. holders on their receipt of cash in lieu of fractional shares of Bioventus class A common stock in the first merger will be subject to U.S. federal income tax only if:

•

such gain is effectively connected with the conduct of a trade or business by such non-U.S. holder within the United States (or, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder), in which case the non-U.S. holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, and a corporate non-U.S. holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty), or

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the first merger occurs and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the amount by which its capital gains allocable to U.S. sources, including gain from the taxable sale or exchange of a fractional share of Bioventus class A common stock pursuant to the first merger, exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty.

In addition, if any gain from the deemed sale of a fractional share of Bioventus class A common stock in exchange for cash is recharacterized as a dividend as described in the section titled “U.S. HOLDERS — Cash Received In Lieu of a Fractional Share of Bioventus Class A Common Stock,” such dividend generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless such dividend is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Holding and Disposing of Bioventus class A common stock Received in the First Merger

Distributions on Bioventus Class A Common Stock

As described above in the section titled “U.S. HOLDERS—U.S. Federal Income Tax Consequences to U.S. Holders of Holding and Disposing of Bioventus class A common stock received in the first merger—Distributions on Bioventus Class A Common Stock,” the gross amount of any distribution on Bioventus class A common stock made from Bioventus Inc.’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be treated as dividend income on the date such distribution is actually or constructively received. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce, but not below zero, a non-U.S. holder’s adjusted tax basis in the Bioventus class A common stock. Any excess will be treated as gain realized on the sale or other disposition of Bioventus class A common stock and will be treated as described under the section titled “NON-U.S. HOLDERS — Sale, Exchange, Redemption or Other Taxable Disposition of Bioventus Class A Common Stock” below.

Dividends on Bioventus class A common stock paid to non-U.S. holders generally will be subject to United States withholding tax at a gross rate of 30%, subject to any exemption or lower rate specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected dividends,” as described below. Bioventus may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in applicable Treasury regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

If a non-U.S. holder holds Bioventus class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on Bioventus class A common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or the applicable withholding agent a properly executed IRS Form W-8ECI (or applicable successor form).

A non-U.S. holder that claims a reduction or exemption from withholding because of an applicable income tax treaty generally will be required to satisfy applicable certification (generally, IRS Form W-8BEN or W-8BEN-E, as applicable) and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide Bioventus or the applicable paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders that hold Bioventus class A common stock through a financial institution or other agent acting on their behalf will be required to provide appropriate documentation to such agent, who then will be required to provide certification to Bioventus or the applicable paying agent. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

Sale, Exchange, Redemption or Other Taxable Disposition of Bioventus Class A Common Stock

Subject to the discussion on backup withholding and FATCA below, any gain or loss realized by a non-U.S. holder on the taxable disposition of its Bioventus class A common stock will be treated in the same manner as any gain required to be recognized by non-U.S. holders pursuant to the mergers as discussed above in the section titled “NON-U.S. HOLDERS — Treatment of the First Merger and the Second Merger, taken together, as a Reorganization”.

BACKUP WITHHOLDING

Payments of cash and/or shares received by a U.S. holder or a non-U.S. holder in the mergers or as a result of distributions paid by or the disposition of Bioventus class A common stock may be subject to information reporting and backup withholding at the applicable rate (currently 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should timely provide an IRS Form W-9, certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding. A non-U.S. holder generally may establish an exemption from backup withholding by certifying its non-U.S. person status under penalties of perjury on a properly completed applicable IRS Form W-8.

Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as FATCA) generally impose withholding at a rate of 30% in certain circumstances on certain “withholdable payments” in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., a U.S. source dividend) and also include the entire gross proceeds from the sale or other disposition of stock of U.S. corporations, even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). The IRS issued proposed Treasury Regulations that would eliminate the application of this regime with respect to payments of gross proceeds from dispositions of stock (but not dividends). Pursuant to these proposed Treasury Regulations, Bioventus and any other withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed regulations are rescinded.

Accordingly, the entity through which shares of the Misonix common stock or Bioventus class A common stock are held will affect the determination of whether such FATCA withholding is required. Similarly, if the applicable withholding agent does not rely on the proposed Treasury Regulations, “withholdable payments” in respect of Misonix common stock or Bioventus class A common stock held by a stockholder that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on the mergers and their holding of Misonix common stock or Bioventus class A common stock.

Bioventus will not pay any additional amounts to any non-U.S. holders or U.S. holders in respect of any amounts withheld, including pursuant to FATCA.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGERS AND OF HOLDING AND DISPOSING OF PARENT CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Bioventus and Misonix are Delaware corporations and the rights of Bioventus and Misonix stockholders are governed by the DGCL. Misonix stockholders’ rights are also governed by the Misonix charter and bylaws. If the transaction is completed, the rights of Misonix stockholders who become Bioventus stockholders will be governed by the Bioventus charter and bylaws.

As Bioventus and Misonix are both Delaware corporations, the rights of Bioventus and Misonix stockholders are not materially different. However, there are certain differences in the rights of Bioventus stockholders under the Bioventus charter and bylaws and of Misonix stockholders under the Misonix charter and bylaws, as summarized in the table below. This summary does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to. Further, the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Bioventus and Misonix stockholders should carefully read the relevant provisions of the Bioventus charter, the Bioventus bylaws, the Misonix charter, the Misonix bylaws and the DGCL. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Bioventus	Misonix
Authorized and Outstanding Capital Stock

Bioventus is authorized to issue 310,000,000 shares of stock, consisting of 250,000,000 shares of Bioventus class A common stock, par value $0.001 per share, 50,000,000 shares of Bioventus class B common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

As of the close of business on the Bioventus record date, there were [●] shares of Bioventus common stock and no shares of serial preferred stock issued and outstanding.

Misonix is authorized to issue is 47,000,000 shares, consisting of 45,000,000 shares of common stock, par value of $0.0001 per share, and 2,000,000 shares of preferred stock, par value of $0.0001 per share.

As of the close of business on the Misonix record date, there were [●] shares of Misonix common stock and no shares of preferred stock issued and outstanding.

Rights of Preferred Stock

Bioventus is authorized to issue preferred stock in one or more series, each of such series to have such terms as stated or expressed in the Bioventus charter and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Bioventus board.

Subject to certain limitations, the Bioventus board may issue the preferred stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights,

The Misonix board is authorized, subject to limitations prescribed by law and the provisions of the Misonix charter, to provide for the creation and issuance from time to time in one or more series of any number of shares of preferred stock and, by filing a certificate pursuant to the DGCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

Bioventus	Misonix
Rights of Preferred Stock
conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL.

Voting Rights

Except as may be otherwise provided in the Bioventus charter, and subject to the rights, powers and preferences of the holders any series of preferred stock, each stockholder of Bioventus common stock shall be entitled to one (1) vote for each share of common stock held of record by such stockholder as of the record date for determining stockholders entitled to vote on such matter.

Except as otherwise provided by the Bioventus charter, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Bioventus charter, the Bioventus bylaws, the rules or regulations of any stock exchange applicable to Bioventus, or applicable law or pursuant to any regulation applicable to Bioventus or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

Subject to the rights of the holders of any series of preferred stock, each stockholder of Misonix common stock is entitled to one (1) vote on each matter submitted to a vote at a meeting of stockholders for each share of common stock held of record by such holder as of the record date for the meeting.

Except as otherwise provided by the Misonix charter, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except where a larger vote is required by the Misonix bylaws, the Misonix charter, a certificate of designation relating to Misonix preferred stock, or by law each other matter at any meeting of stockholders in which a quorum is present shall be decided by the affirmative vote of a majority of the votes properly cast on the matter (excluding abstentions and broker non-votes).

Distributions and Dividends

The Bioventus board, subject to any restrictions under applicable law (including the DGCL) and the Bioventuscharter, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of Bioventus capital stock.

The Bioventus board may set apart out of any of the funds of Bioventus available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of Bioventus, and meeting contingencies.

The DGCL provides that, the directors of a corporation may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends upon the shares of its capital stock either (i) out of surplus or (ii) in the case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Subject to the rights of any other class or series of stock, the holders of shares of Misonix common stock shall be entitled to receive, if and when declared by the Misonix board, out of the assets of the Misonix legally available therefor such dividends as may be declared from time to time by the Misonix board.

Bioventus	Misonix
Quorum

The Bioventus bylaws provide that, unless otherwise provided by law, or the Bioventus charter or bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.	The Misonix bylaws provide that, unless otherwise provided by law or in a certificate of designation relating to Misonix preferred stock, the holders of a majority in voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum at a meeting of stockholders for the transaction of business thereat.

Record Date

The Bioventus board may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at any stockholder meeting and determining the identity of stockholders entitled to receive payment of any dividend or other distribution.

In the case of determining stockholders entitled to vote at a stockholder meeting, the record date cannot be more than 60 nor less than ten days before the date of the meeting. In order that Bioventus may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, for the purposes of any other lawful action (other than stockholder action by written consent), the record date cannot be more than 60 days before such action.

The record date for determining stockholders entitled to express written consent to corporate action without a meeting may also be fixed by the Bioventus board, which record date shall not precede, or be more than ten days after, the resolution adopted by the Bioventus board fixing the record date.

The Misonix board may fix a record date for purposes of determining the rights of stockholders to notice of or to vote at any stockholder meeting and determining the identity of stockholders entitled to receive payment of any dividend or other distribution.

In the case of determining stockholders entitled to vote at a stockholder meeting, the record date will not precede the date upon which the Board resolution fixing the same is adopted and will not be more than 60 nor less than 10 calendar days before the date of such meeting. In the case of any other lawful action, the record date cannot be more than 60 days before such action.

Number of Directors

The Bioventus bylaws and Bioventus Charter provide that the total authorized number of directors shall be determined from time to time by resolution of the majority of the Bioventus board. No decrease in the number of directors shall shorten the term of any incumbent director. There are currently nine Bioventus directors.	The Misonix charter provides that the total authorized number of directors will be fixed exclusively by resolution of a majority of the entire Misonix board. There are currently five Misonix directors.

Bioventus	Misonix
Election of Directors

Subject to the certain rights of the holders of preferred stock (if issued) to elect directors, the directors of Bioventus shall be divided into three classes, designated as Class I, Class II and Class III. The directors in these three classes serve for rotational terms.

Pursuant to the Bioventus bylaws, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director.

The Bioventus charter expressly provides that the election of directors need not be by written ballot unless the Bioventus bylaws so provide.

Bioventus has agreed to offer at least two members of the Misonix board to the Bioventus board as of the effective time, with such directors to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal. See “Summary—Governance of the Combined Company.”

The directors of Misonix are not divided into classes.

Pursuant to the Misonix bylaws, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director.

Cumulative Voting

Bioventus stockholders do not have cumulative voting rights.	Misonix stockholders do not have cumulative voting rights.

Removal of Directors

Subject to the special rights of the holders of one or more outstanding series of preferred stock (if issued) to elect directors and subject to the Bioventus stockholders agreement, the Bioventus board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of Bioventus entitled to vote at an election of directors.	Under the DGCL, directors may be removed, with cause, by the holders of a majority of the shares of capital stock of Misonix entitled to vote generally in the election of directors, voting together as a single class.

Director Nominations by Stockholders

The Bioventus bylaws provide that stockholders seeking to nominate persons for election to the Bioventus board must (i) be present at the annual or special meeting, (ii) be the record owner of shares of Bioventus both at the time of giving the required notice and at the time of the meeting (iii) be entitled to vote at the meeting and (iv) comply with the notice provisions set forth in the	The Misonix bylaws provide that, subject to the rights, if any, of any series of preferred stock of Misonix to nominate or elect directors under circumstances specified in a certificate of designation, director nominations may only be made at an annual meeting of stockholders and only (i) by or at the direction of the Misonix board or (ii) by a

Bioventus	Misonix
Director Nominations by Stockholders

Bioventus bylaws. These notice requirements generally require that, among other things, the stockholder deliver a notice of any such nomination for election of a director at the annual meeting, to the offices of Bioventus not less than 90 days nor more than 120 days prior to the anniversary of the date of the preceding year’s annual meeting (which date of the preceding year’s annual meeting, for the first annual meeting, shall be deemed to be May 14, 2021). For the notice to be timely for the nomination of a director at a special meeting, the stockholder must deliver notice to the Bioventus offices no earlier than 120 days nor any later than 90 days prior to such special meeting.

Separately, a stockholder (or a group of up to 20 stockholders) who complies with or meets, as applicable, the procedural, informational and stockholder eligibility requirements set forth in the proxy access provision of the Bioventus bylaws may also nominate a candidate to the Bioventus board at a meeting of stockholders pursuant to such provisions, in which case any such nominees nominated pursuant to such provisions shall be included by Bioventus in its proxy statement or form of proxy and ballot.

To nominate a candidate pursuant to such proxy access bylaw, the stockholder must meet certain requirements and, among other things, submit certain information to Bioventus’ Secretary, as prescribed by the Bioventus bylaws, no less than 120 days prior to the first anniversary of the date of Bioventus’ proxy materials released to stockholders in connection with the preceding year’s annual meeting.

stockholder who (A) has properly complied with the provisions of the Misonix bylaws, (B) was a stockholder of record at the time of giving the required notice of such nomination and is a stockholder of record at the time of the annual meeting, (C) is entitled to vote at the annual meeting and (D) has nominated a number of nomineeds that does not exceed the number of directors that will be elected at the annual meeting. A stockholder’s notice of a director nomination must contain the following information: (i) all of the information regarding the nominating person that is required by Section 10 of the Misonix bylaws for proposing persons; and (ii) the following information regarding the nominee: (A) all of the information regarding the nominee that is required by Section 10 of the Misonix bylaws for proposing persons; (B) all information that would be required to be disclosed in a proxy statement or other filing pursuant to Section 14(a) of the Exchange Act to be made in connection with a general solicitation of proxies for an election of directors; (C) a description of all compensation and other material monetary agreements during the past three years, or any material relationships, between the nominating person and his or her affiliates and associates, on the one hand, and the proposed nominee and his or her affiliates or associates, on the other hand; (D) a completed questionnaire with respect to the identity, background and qualifications of the proposed nominee; and (E) a representation that the nominee (1) is qualified and intends to serve the entire term if elected; (2) is not and will not become party to any arrangement that has not been disclosed to the Misonix as to how the nominee will vote or act on any issues or questions or any such arrangement that could limit the nominee’s ability to comply with the nominee’s fiduciary duties; (3) is not and will not become a party to any agreement that has not been disclosed with any person other than the Misonix with respect to any form of compensation in connection with service as a director; and (4) if elected, will be in compliance and will comply with all policies of Misonix.

A stockholder is not entitled to have its nominees included in Misonix’s proxy statement solely as a result of such stockholder’s compliance with the foregoing provisions. If the nominating stockholder does not appear at the annual meeting to present its nominee in person, the nomination will be disregarded.

Bioventus	Misonix
Stockholder Proposals

Business may be properly brought before an annual meeting by any stockholder present in person who (A)(1) is a stockholder of record both at the time of giving notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) complies with the notice requirements set forth in the Bioventus bylaws; or (B) properly made such proposal in accordance with rule 14a-8 under the Exchange Act, as amended, and the rules and regulations thereunder.

To be timely, a stockholder’s notice must generally be delivered to Bioventus’ Secretary no less than 90 days and no more than 120 days prior to the anniversary of the date of immediately precedent annual meeting of stockholders.

Business may be properly brought before an annual meeting by any Misonix stockholder so long as the individual or entity is a Misonix stockholder of record both at the time the written notice provided for in the Misonix bylaws is delivered and at the time of the meeting, provided such stockholder has also complied with all applicable requirements of Sections 10 and 12 of the Misonix bylaws. The Misonix stockholder must also be entitled to vote at the meeting and comply with the notice requirements set forth in the Misonix bylaws.

Stockholder Action by Written Consent

Any action required or permitted to be taken by the Bioventus stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of Bioventus entitled to vote thereon were present and voted and delivered to Bioventus in accordance with the DGCL; provided, however, that no action by stockholders may be taken by written consent in lieu of a meeting of stockholders unless such written consent and the taking of the action specified therein have been previously approved by the affirmative vote of the majority of the Bioventus board.	The Misonix charter provides that any action required or permitted to be taken by the Misonix stockholders may be taken either at a duly called annual or special meeting of stockholders or without a meeting by written consent.

Special Stockholder Meetings

Subject to the special rights of the holders of one or more series of preferred stock (if issued), special meetings of the stockholders may be called only by the chairperson of the Bioventus board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of authorized directors. The only matters to be brought before a special meeting are those specified in the meeting notice. Stockholders are not permitted to propose business (other than the election of directors) to be brought before a special meeting of stockholders.	Special meetings of Misonix stockholders may be called only by (i) a majority of the total number of directors that Misonix would have if there were no vacancies on the Misonix board or (ii) stockholders holding 50% of the voting power of the shares of Misonix stock generally entitled to vote generally in the election of directors.

Bioventus	Misonix
Notice of Stockholder Meetings

Unless otherwise provided, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with the notice provisions of Bioventus’s bylaws not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting is called.	Unless otherwise provided, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with the notice provisions of Misonix’s bylaws not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Adjournment of Stockholder Meetings

No notice need be given of any adjourned meeting if the place, date and time of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken; provided that notice must be given to any stockholder entitled to vote at the adjourned meeting if the adjournment is longer than 30 days or if a new record date is fixed for the adjourned meeting.

At any adjourned meeting, Bioventus may transact any business which might have been transacted at the original meeting.

No notice need be given of any adjourned meeting if the place, date and time of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken; provided that notice must be given to any stockholder entitled to vote at the adjourned meeting if the adjournment is longer than 30 days or if a new record date is fixed for the adjourned meeting.

Limitation of Personal Liability of Directors

The Bioventus charter provides that no Bioventus director will be personally liable to Bioventus or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.	The Misonix charter provides that, to the full extent permitted by the DGCL and other applicable law, no Misonix director shall be personally liable to Misonix or any of its stockholders for or with respect to any breach of a fiduciary duty or other act or omission as a director of Misonix.

Indemnification of Directors and Officers

Bioventus shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any current or former director or officer who was or is made or is threatened to be made a party or is otherwise involved in	Misonix shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any current or former director or officer who was or is made or is threatened to be made a party to or is otherwise

Bioventus	Misonix
Indemnification of Directors and Officers
any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person was a director or officer of Bioventus or, while serving as a director or officer of Bioventus, is or was serving at the request of Bioventus as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such proceeding.	subject to or involved in any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Misonix or is or was serving at the request of Misonix as a director or officer, of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered.

Rights Upon Liquidation

Pursuant to the Bioventus charter, after payment of the debts and other liabilities of Bioventus, and the distribution of all preferential amounts to be distributed to stockholders in the event of liquidation of Bioventus, holders of outstanding Bioventus class A common stock are entitled to receive all of Bioventus’ remaining assets available for distribution ratably in proportion to the number of shares held by each stockholder.	Pursuant to the Misonix charter, the rights of any series of preferred stock of Misonix upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, Misonix, shall be determined by the Misonix board upon authorizing such shares.

Stockholder Rights Plan

The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law. Bioventus currently has a stockholder rights plan in place.	The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law. Misonix does not currently has a stockholder rights plan in place.

Certain Business Combinations

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (i) together with its affiliates and associates, owns or (ii) is an affiliate or associate of the corporation and,	Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (i) together with its affiliates and associates, owns or (ii) is an affiliate or associate of

Bioventus	Misonix
Certain Business Combinations

together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, but the Bioventus charter has not opted out of Section 203.

Although the DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above, the Bioventus charter does not require a greater vote.

the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, but the Misonix charter has not opted out of Section 203.

Although the DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above, the Misonix charter does not require a greater vote.

Exclusive Forum

The Bioventus charter provides that, unless Bioventus consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action, suit, or proceeding brought on behalf of Bioventus; (ii) any action, suit, or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former Bioventus director, officer, other employee or stockholder to Bioventus or its stockholders; (iii) any action, suit, or proceeding asserting a claim arising pursuant to any provision of the DGCL, the Bioventus charter or the Bioventus bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine. The Bioventus bylaws also provide that, unless Bioventus consents in writing to the selection of an alternate	The Misonix charter provide that, unless Misonix consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Misonix; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Misonix to Misonix or the Misonix’s stockholders; (c) any action or proceeding asserting a claim against Misonix or any current or former director or officer or other employee of Misonix arising out of or pursuant to any provision of the DGCL, the Misonix charter or Misonix bylaws (including any right, obligation, or remedy thereunder); (d) any action or proceeding to interpret, apply, enforce or determine the validity of the Misonix charter or Misonix bylaws (including any right, obligation, or remedy thereunder); (e) any

Bioventus	Misonix
Exclusive Forum
forum, the U.S. federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Nothing in the Bioventus charter or the Bioventus bylaws would preclude stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.	action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (f) any action asserting a claim against Misonix or any director or officer or other employee of Misonix governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Nothing in the Misonix charter would preclude stockholders that assert claims under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

APPRAISAL RIGHTS

General

If the mergers are completed and you are the holder of one or more shares of Misonix common stock, you do not vote in favor of the Misonix merger proposal, you properly demand appraisal of your shares of Misonix common stock, you do not withdraw such demand or waive or lose your right to appraisal and otherwise comply with the requirements for perfecting and preserving your appraisal rights under Section 262 of the DGCL, you will be entitled to appraisal rights under Delaware law and to have your shares appraised by the Delaware Court of Chancery and receive the “fair value” in cash of such shares (exclusive of any element of value arising from the accomplishment or expectation of the mergers) as of completion of the mergers in place of the merger consideration, as determined by the Delaware Court of Chancery. Any such Misonix stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration. Failure to strictly comply with the procedures specified in Section 262 of the DGCL in a timely and proper manner will result in the loss of your appraisal rights under the DGCL.

Only a holder of record of Misonix common stock issued and outstanding at the time a demand for appraisal is made may assert appraisal rights for the shares of stock registered in that holder’s name. A person having a beneficial interest in shares of Misonix common stock held of record in the name of another person, such as your bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus in a timely manner to perfect appraisal rights.

The following discussion is not intended to be a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this joint proxy statement/prospectus as Annex D. All references in Section 262 of the DGCL to a “stockholder” are to the record holder of the shares of Misonix common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the Misonix merger proposal, the constituent corporation, in this case Misonix, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES THE NOTICE TO THE MISONIX STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGERS, AND THE COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX D. A holder of Misonix common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex D carefully and should consult with their legal advisor. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses their appraisal rights will be entitled to receive the Misonix merger consideration.

How to Exercise and Perfect Your Appraisal Rights.

Misonix stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•

you must not vote in favor of the Misonix merger proposal. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of Misonix merger proposal, if you vote by proxy and wish to exercise your appraisal rights, you must provide instructions in any such proxy to vote against the Misonix merger proposal or abstain from voting your shares;

•

you must deliver to Misonix a written demand for appraisal of your shares before the vote on the Misonix merger proposal at the Misonix special meeting. This written demand for appraisal must be in addition to any proxy or vote abstaining from or voting against the Misonix merger agreement proposal. All demands for appraisal must be made by, or on behalf of, the record holder of shares, fully and correctly, as the record holder’s name appears, with respect to shares evidenced by certificates, on your stock certificate, or, with respect to shares held in “street name” through a bank, brokerage firm or other nominee, on the stock ledger. Your written demand must reasonably inform Misonix of your identity and your intention to demand appraisal of your shares of common stock;

•

you must hold the shares on the date of making the demand and must continuously hold such shares from the date of making the demand through the effective time. You will lose your appraisal rights if you transfer the shares for which you are seeking appraisal before the effective time; and

•

you or the Surviving Company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of Misonix common stock within 120 days after the effective time. The Surviving Company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Misonix stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Misonix common stock within the time prescribed in Section 262 of the DGCL.

If you fail to comply with any of these conditions and the mergers are completed, you will be entitled to receive the merger consideration for your shares of Misonix common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Misonix common stock.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the Misonix merger proposal will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates (or in the stock ledger). The demand for appraisal must reasonably inform Misonix of the identity of the stockholder and that the stockholder intends to demand appraisal of their Misonix common stock. Beneficial owners who do not also hold their shares of Misonix common stock of record may not directly make appraisal demands to Misonix. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Misonix common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Misonix common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Misonix common stock as to which appraisal is sought. Where no number of shares of Misonix common stock is expressly mentioned, the demand will be presumed to cover all shares of Misonix common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Misonix common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or on behalf of you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Misonix common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you must mail or deliver a written demand to:

Misonix, Inc.

1938 New Highway, Farmingdale,

Farmingdale, New York 11735

Attention: Secretary

Bioventus’ Actions after Completion of the Mergers.

If the Misonix merger is completed, the Surviving Company will give written notice that the mergers have become effective within 10 days after the effective time to you if you did not vote in favor of the Misonix merger proposal and you made a written demand for appraisal of any of your shares in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, if you have demanded an appraisal but have not commenced an appraisal proceeding or joined such a proceeding as a named party, you have the right to withdraw the demand and to accept the merger consideration that was payable in respect of shares for which no election to receive cash or stock was made pursuant to the terms of the merger agreement for your shares of Misonix common stock for which you have made a written demand for appraisal. Any attempt to withdraw a demand made more than 60 days after the effective time will require the written approval of the Surviving Company. Within 120 days after the effective time, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the Surviving Company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Company in the case of a petition filed by you, demanding a determination of the fair value of the shares of Misonix common stock held by all stockholders entitled to appraisal. The Surviving Company is under no obligation to file an appraisal petition and has no intention of doing so in the event there are stockholders entitled to appraisal. Accordingly, if you desire to have any of your shares appraised, it is your obligation to initiate any petitions necessary for the perfection of their appraisal rights within the time period and in the manner prescribed in Section 262 of the DGCL.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the Surviving Company, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the Surviving Company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the mergers within 60 days after the effective time. If the Surviving Company does not approve your request to withdraw a demand for appraisal when the approval is required or, except if you withdraw your right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, you would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be greater than, less than or the same as the value of the merger consideration. If you fail to perfect, successfully withdraw or otherwise waive or lose your right to appraisal, your shares will be converted into the right to receive the merger consideration, without interest thereon, less any withholding taxes.

Within 120 days after the effective time, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the Surviving Company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Misonix merger proposal and with respect to which Misonix has received demands for appraisal, and the aggregate number of holders of those shares. The Surviving Company must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the Surviving Company the statement described in this paragraph.

If a petition for appraisal is duly filed by you or another holder of Misonix common stock who has properly exercised his or her appraisal rights in accordance with the provisions of Section 262 of the DGCL, you or such other holder (as applicable) must deliver a copy of the petition to the Surviving Company and the Surviving Company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the Surviving Company. Upon the filing of any such petition, the Delaware Court of Chancery may order the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the Surviving Company and to the stockholders shown on such duly verified list at the addresses therein stated. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Company. The Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss any stockholder who fails to comply with this direction from the proceedings. If immediately before a transaction such as the mergers the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to Section 253 or 267 of the DGCL. Misonix common stock is listed on the Nasdaq Global Select Market and therefore this provision will be applicable in respect thereof.

Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Misonix common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Misonix common stock at the effective time held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the Misonix merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262 of the DGCL, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Company may pay to each Misonix stockholder entitled to appraisal an amount in cash, in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Upon application by the Surviving Company or by any holder of Misonix common stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Misonix stockholder whose name appears on the verified list and who has submitted such stockholder’s stock certificates, if any, to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. You should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Misonix common stock is less than the merger consideration.

If a petition for appraisal is not timely filed, then you will lose the right to an appraisal, and will instead receive the merger consideration that was payable in respect of shares for which no election to receive cash or stock was made pursuant to the terms of described in the merger agreement, without interest thereon, less any withholding taxes, upon following the applicable exchange procedures described in the merger agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each dissenting stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective time, vote the shares of Misonix common stock for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Misonix shares as of a record date which is prior to the effective time.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Misonix stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

LEGAL MATTERS

The legality of the shares of Bioventus class A common stock offered hereby will be passed upon for Bioventus by Latham & Watkins LLP. Certain U.S. federal income tax consequences relating to the first merger and second merger will be passed upon for Misonix by Jones Day.

EXPERTS

Bioventus

The financial statement of Bioventus Inc. as of December 31, 2019 and December 31, 2020 and the consolidated financial statements of Bioventus LLC as of and for the years ended December 31, 2019 and December 31, 2020 included in this joint proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing.

The financial statements of Bioventus LLC for the year end December 31, 2018 included in this joint proxy statement/prospectus have been so included in reliance on the report (which contains an emphasis of matter paragraph relating to Bioventus LLC’s identification of noncompliance with certain U.S. Federal statutes and regulations to which Bioventus LLC is subject and the Bioventus LLC’s voluntary self-disclosure to the U.S. Department of Health and Human Services Office of Inspector General. As a result of the noncompliance, Bioventus LLC may be subject to civil monetary penalties, as well as repayment obligations related to previously reimbursed claims and fines as described in Notes 2 and 12 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Misonix

The financial statements of Misonix, Inc., and the related financial statement schedules, incorporated in this joint proxy statement/prospectus by reference from Misonix, Inc.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CERTAIN BENEFICIAL OWNERS OF BIOVENTUS COMMON STOCK4

The following table presents information as to the beneficial ownership of Bioventus class A common stock and Bioventus class B common stock, and of September 1, 2021 (except as noted in the footnotes below), the latest practicable date prior to the date of this joint proxy statement/prospectus, for:

•	each person, or group of affiliated persons, known by Bioventus to beneficially own more than 5% of Bioventus class A common stock or Bioventus class B common stock;

•	each named executive officer;

•	each of Bioventus’ directors; and

•	all executive officers and directors as a group.

As described in “Description of Bioventus’ Business—Bioventus LLC Agreement,” the continuing LLC owner is entitled to have its LLC interests (as defined below) redeemed for Bioventus class A common stock on a one-for-one basis, or, if Bioventus and the continuing LLC owner agree, a cash payment equal to the market value of the applicable number of shares of Bioventus class A common stock. In addition, at Bioventus’ election, Bioventus may effect a direct exchange of such Bioventus class A common stock or such cash (if mutually agreed) for such LLC interests in lieu of such a redemption. In connection with its IPO, Bioventus issued to the continuing LLC owner one share of Bioventus class B common stock for each LLC interest it owns. As a result, the number of shares of Bioventus class B common stock listed in the table below correlates to the number of LLC interests the continuing LLC owner owns.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above, held by such person that are currently exercisable or will become exercisable within 60 days of March 22, 2021, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Bioventus Inc., 4721 Emperor Boulevard, Suite 100, Durham, NC 27703. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Combined Voting Power(1)
Name of Beneficial Owner	Number	%	Number	%	%
5% Stockholders
EW Healthcare Partners (2)	13,021,324	31.7%	—	*	22.9%
Smith & Nephew (3)	6,229,991	15.2%	15,786,737	100%	38.7%
Spindletop Healthcare Capital L.P.(4)	3,906,395	9.5%	—	*	6.9%
Ampersand Capital(5)	3,255,332	7.9%	—	*	5.7%
Pantheon Global Co-Investment Opportunities Fund L.P.(6)	2,821,283	6.9%	—	*	5.0%
Alta Partners VIII, L.P.(7)	2,604,264	6.3%	—	*	4.6%
Integrated Core Strategies (US) LLC(8)	2,432,581	5.9%	—	*	4.3%

[4]	Note to Bioventus: Please confirm table is up to date and accurate.

	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Combined Voting Power(1)
Name of Beneficial Owner	Number	%	Number	%	%
Name Executive Officers and Directors
Kenneth M. Reali	9,375	*	—	*	*
Gregory O. Anglum	6,000	*	—	*	*
John E. Nosenzo	500	*	—	*	*
Anthony D’Adamio	1,000	*	—	*	*
Alessandra Pavesio	—	*	—	*	*
William A. Hawkins	—	*	—	*	*
Philip G. Cowdy	—	*	—	*	*
Guido J. Neels	—	*	—	*	*
Guy P. Nohra	—	*	—	*	*
David J. Parker	—	*	—	*	*
Martin P. Sutter	—	*	—	*	*
Susan M. Stalnecker	—	*	—	*	*
Mary Kay Ladone	—	*	—	*	*
All directors and executive officers as a group (13 persons)	16,875	*	—	*	*

*	Represents beneficial ownership of less than 1%.
(1)

Represents the voting power of each owner based on the voting power held through both the owner’s Bioventus class A common stock and Bioventus class B common stock. Represents percentage of voting power of the Bioventus class A common stock and Bioventus class B common stock voting together as a single class.

(2)

Represents 12,096,702 shares held by EW Healthcare Partners Acquisition Fund, L.P., which Bioventus refers to as the “Essex Stockholder,” and 924,622 shares held by White Pine Medical, LLC, a subsidiary of the Essex Stockholder, which Bioventus refers to as “White Pine.” EW Healthcare Partners Acquisition Fund GP, L.P., a Delaware limited partnership, is the general partner of the Essex Stockholder and is referred to as the “Partnership,” and EW Healthcare Partners Acquisition Fund UGP, LLC, a Delaware limited liability company, is the general partner of the Partnership and is referred to as the “General Partner.” Martin P. Sutter, Petri Vainio, Ronald W. Eastman, and Scott Barry are the managers of the General Partner, and each is referred to as a “Manager” and collectively as the “Managers.” The Partnership is deemed to have sole voting and dispositive power with respect to the shares held by the Essex Stockholder and White Pine. The Managers are deemed to have shared voting and dispositive power with respect to the shares held by the Essex Stockholder and White Pine by unanimous consent and through the Partnership. Each Manager disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of the Essex Stockholder and White Pine is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(3)

Represents the shares of Bioventus class A common stock held by Smith & Nephew USD Limited, and the shares of Bioventus class B common stock held by Smith & Nephew, Inc., a wholly owned indirect U.S. subsidiary of Smith & Nephew plc. The address of Smith & Nephew (Europe) B.V. is Bloemlaan 2, 2132 NP Hoofddorp, Netherlands. The address of Smith & Nephew, Inc. is 7135 Goodlett Farms, Cordova, Tennessee 38106.

(4)

Represents shares held by Spindletop Healthcare Capital L.P. Evan Melrose, MD is the Manager of the General Partner of the General Partner of Spindletop Healthcare Capital L.P. and may be deemed to have shared voting and dispositive power with respect to the shares held by Spindletop Healthcare Capital L.P. The address of Spindletop Healthcare Capital L.P. is 3571 Far West Blvd., PMB #108, Austin, Texas 78731.

(5)

Represents shares held by AMP-CF Holdings, LLC, which Bioventus refers to as the “Ampersand Capital Stockholder.” Herbert H. Hooper, the Managing Member of the General Partner of the General Partner of each of the members and managers of the Ampersand Capital Stockholder, may be deemed to have voting and dispositive power with respect to shares held by the Ampersand Capital Stockholder. The address of the Ampersand Capital Stockholder is in care of Ampersand Capital Partners, 55 William Street, Suite 240, Wellesley, Massachusetts 02481.

(6)

Represents shares held by Pantheon Global Co-Investment Opportunities Fund L.P. David Braman, Susan Long McAndrews and Lily Wong are directors of Pantheon Global Co-Investment Opportunities GP Limited, the general partner of Pantheon Global Co-Investment Opportunities Fund, L.P. and make the investment and voting decisions with respect to shares held by of Pantheon Global Co-Investment Opportunities Fund, L.P. The address of Pantheon Global Co-Investment Opportunities Fund L.P. is 600 Montgomery Street, 23rd Floor, San Francisco, CA 94111.

(7)

Represents shares held by Alta Partners VIII, L.P. Alta Partners Management VIII, LLC is the general partner of Alta Partners VIII, L.P. Guy Nohra, Daniel Janney and Farah Champsi are managing directors of Alta Partners Management VIII, LLC and exercise shared voting and investment powers with respect to the shares owned by Alta Partners VIII, L.P. Each of the reporting persons disclaims beneficial ownership of such shares, except to the extent of their proportionate pecuniary interest therein, if any. The principal business address of Alta Partners VIII, L.P. is One Embarcadero Center, 37th Floor San Francisco, CA 94111.

(8)

Pursuant to the Schedule 13G filed with the SEC by Integrated Core Strategies (US), LLC (Integrated Core Strategies) et al, reporting ownership of these shares of Bioventus class A common stock as of March 16, 2021. As reported in said Schedule 13G, Integrated Core Strategies reports shared voting and dispositive power with respect to 2,033,399 shares of Bioventus class A common stock, ICS Opportunities II LLC (ICS Opportunities II) reports shared voting and dispositive power with respect to 75,287 shares of Bioventus class A common stock, ICS Opportunities, Ltd. (ICS Opportunities) reports shared voting and dispositive power with respect to 310,116 shares of Bioventus class A common stock, Integrated Assets, Ltd. (Integrated Assets) reports shared voting and dispositive power with respect to 13,779 shares of Bioventus class A common stock, Millennium International Management LP (Millennium International Management) reports shared voting and dispositive power with respect to 399,182 shares of Bioventus class A common stock, Millennium Management LLC (Millennium Management) reports shared voting and dispositive power with respect to 2,432,581 shares of Bioventus class A common stock, Millennium Group Management LLC (Millennium Group Management) reports shared voting and dispositive power with respect to 2,432,581 shares of Bioventus class A common stock, and Israel A. Englander reports shared voting and dispositive power with respect to 2,432,581 shares of Bioventus class A common stock. Millennium International Management is the investment manager to ICS Opportunities II, ICS Opportunities and Integrated Assets (collective, the ICS Entities) and is deemed to have beneficial ownership of their respective securities. Millennium Management is the general partner of the managing member of Integrated Core Strategies and the general partner of the 100% owner of the ICS Funds is deemed to have beneficial ownership of the securities owned by each of Integrated Core Strategies and the ICS Entities (collectively, the Integrated Entities). Millennium Group Management is the managing member of Millennium Management and general partner of Millennium International Management and is deemed to have beneficial ownership of the securities owned by the Integrated Entities. The managing member of Millennium Group Management is a trust of which Mr. Englander, a United States citizen, currently serves as the sole voting trustee, and therefor Mr. Englander is deemed to have beneficial ownership of securities owned by the Integrated Entities. The address of Mr. Englander and each of the foregoing entities is 399 Park Avenue, New York, New York 10022.

CERTAIN BENEFICIAL OWNERS OF MISONIX COMMON STOCK

To Misonix’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Misonix common stock as of September 1, 2021 (except as noted in the footnotes below), the latest practicable date prior to the date of this joint proxy statement/prospectus, by:

•	each named executive officer of Misonix;

•	each member of the Misonix board;

•	the members of the Misonix board and Misonix current executive officers as a group; and

•	each person known by Misonix to beneficially own more than 5% of the outstanding shares of Misonix common stock.

Misonix has determined beneficial ownership in accordance with the rules of the SEC. Except as noted in the footnotes below, Misonix believes, based on the information furnished to Misonix, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of Misonix common stock that they beneficially own.

Name and Address (1)	Common Stock Beneficially Owned		Percent Of Class
Stavros G. Vizirgianakis	1,783,641	(2)	10.02%
1315 Capital	1,714,017		9.63%
SV Health Investors	1,714,017		9.63%
Robert S. Ludecker	263,828	(3)	1.46%
Joseph P. Dwyer	159,531	(4)	*
Thomas M. Patton	70,750	(5)	*
Michael Koby	—	(6)	*
Paul LaViolette	—	(7)	*
Patrick J. Beyer	—		*

All executive officers and Directors as a group (Eight people)	5,705,784	(8)	31.62%

*	Less than 1%
(1)	Except as otherwise noted, the business address of each of the named individuals in this table is c/o Misonix, Inc., 1938 New Highway, Farmingdale, NY 11735.
(2)	Includes 124,563 shares which Mr. Vizirgianakis has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(3)	Includes 252,328 shares which Mr. Ludecker has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(4)	Includes 154,831 shares which Mr. Dwyer has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(5)	Includes 63,750 shares which Mr. Patton has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(6)

Does not reflect any securities owned by 1315 Capital. Mr. Koby is a member of 1315 Capital Management, LLC. Under the Amended and Restated Limited Liability Company Agreement of 1315 Capital Management, LLC, Mr. Koby is deemed to hold securities for the benefit of 1315 Capital who is deemed to have voting and dispositive power with respect the securities. Mr. Koby disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(7)	Does not reflect any securities owned by SV Health Investors. Mr. LaViolette is a member of SV Health Investors. Under the Limited Liability Company Agreement of SV Health Investors, Mr. LaViolette is

deemed to hold securities for the benefit of 1315 Capital who is deemed to have voting and dispositive power with respect the securities. Mr. LaViolette disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.
(8)	Includes 395,936 shares which such persons have the right to acquire upon exercise of stock options which are exercisable within 60 days.

STOCKHOLDER PROPOSALS

Bioventus

Bioventus will hold an annual meeting of stockholders in 2022, which is referred to as the “Bioventus 2022 annual meeting,” regardless of whether the merger has been completed.

Any stockholder proposals intended to be presented at the Bioventus 2022 annual meeting and considered for inclusion in Bioventus’ proxy materials must have been received by Bioventus on or before January 14, 2022. Such proposals must have been submitted in writing to: Bioventus Inc., Attn: Corporate Secretary, 4721 Emperor Boulevard, Suite 400, Durham, North Carolina 27703. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

Under the Bioventus bylaws, nominees for director submitted by stockholders must be received by Bioventus between January 14, 2022 and February 13, 2022. Such proposals must also meet the requirements set forth in the Bioventus bylaws.

Misonix

Misonix will hold an annual meeting of stockholders in 2021, which is referred to as the “Misonix 2021 annual meeting,” only if the mergers have not already been completed.

Any stockholder proposals intended to be presented at the Misonix 2021 annual meeting and considered for inclusion in Misonix’s proxy materials must have been received by Misonix no later than the close of business on January 14, 2022. Such proposals must have been submitted in writing to: Misonix, Inc., Attn: Secretary, 1938 New Highway, Farmingdale, New York 11735. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

In addition, our bylaws require that a proposal to be submitted by a stockholder for a vote of the Company’s stockholders at our annual meeting of stockholders, whether or not also submitted for inclusion in the Company’s proxy materials, must be preceded by adequate notice to the Secretary of the Company. To be adequate, the notice must set forth certain information specified in our bylaws about the stockholder and the proposal. Our bylaws are available in our SEC filings which can be accessed on our website at www.misonix.com under the “Investors Relations” tab and will be provided to any stockholder upon written request to Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attn: Secretary.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies.

Bioventus and Misonix have each previously adopted householding for stockholders of record. As a result, stockholders with the same address and last name may receive only one copy of this joint proxy statement/prospectus from Bioventus or Misonix, as applicable. Registered Bioventus or Misonix stockholders (those who hold shares directly in their name with Bioventus’s or Misonix’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to Bioventus or Misonix, as applicable, at the address below.

Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable: Bioventus Inc., Attn: Corporate Secretary, tony.dadamio@bioventus.com, (919) 474-6700; or Misonix, Inc., Attn: Secretary, misonixproxy@misonix.com, (631) 694-9555.

WHERE YOU CAN FIND MORE INFORMATION

Bioventus and Misonix file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including both Bioventus and Misonix, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Bioventus and Misonix file with the SEC, including the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, by going to Bioventus’ and Misonix’s websites at www.bioventus.com and www.misonix.com, respectively. The websites of Bioventus and Misonix are provided as inactive textual references only. The information contained on or accessible through the websites of Bioventus and Misonix (other than the documents listed below that are incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus, and is not incorporated by reference herein.

Statements contained or incorporated by reference in this joint proxy statement/prospectus regarding the contents of any contract or other document are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows Misonix to “incorporate by reference” in this joint proxy statement/prospectus documents that Misonix files with the SEC, including certain information required to be included in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This means that Misonix can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be a part of this joint proxy statement/prospectus, and later information Misonix file with the SEC will update and supersede that information.

Misonix incorporates by reference into this joint proxy statement/prospectus the information or documents listed below that Misonix has filed with the SEC (Commission File No. 001-10986):

•	Misonix’s annual report on Form 10-K for the fiscal year ended June 30, 2021, filed with the SEC on September 2, 2021;

•	Misonix’s current reports on Form 8-K, filed with the SEC on July 29, 2021 and August 12, 2021; and

•

the description of Misonix common stock set forth in Misonix’s registration statement on Form 8-A (Registration No. 1-10986) filed with the SEC on January 22, 1992 under Section 12 of the Exchange Act and all amendments or reports filed by Misonix for the purpose of updating that description.

Misonix also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the date of the Misonix special meeting. Misonix will not, however, incorporate by reference in this joint proxy statement/prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of Misonix’s current reports on Form 8-K unless, and except to the extent, specified in such current reports.

Misonix hereby undertakes to provide without charge to each Misonix stockholder as of the record date, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this joint proxy statement/prospectus. Requests for such copies should be directed to our secretary, at the following address or by calling the following telephone number:

Misonix, Inc.

Attention: Secretary

1938 New Highway

Farmingdale, NY 11735

Telephone: (631) 694-9555

INDEX TO BIOVENTUS INC. FINANCIAL STATEMENTS

Explanatory Note: With respect to the following financial statements and notes to the financial statements, mentions of “the Company,” “we,” “our,” and “us” refer to Bioventus Inc.

GRANT THORNTON LLP	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
4140 ParkLake Ave., Suite 130
Raleigh, NC 27612-3723
D +1 919 881 2700
F +1 919 881 2795

Board of Directors and Shareholders

Bioventus Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Bioventus Inc. (a Delaware corporation) (the “Company”) as of December 31, 2020 and 2019 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Raleigh, North Carolina

March 26, 2021

BIOVENTUS INC.

Balance sheets

December 31, 2020 and 2019

(Amounts in thousands, except share and per share data)

	2020	2019
Assets	$—	$—

Liabilities	—	—
Commitments and contingencies
Stockholders’ equity	—	—
Common stock, $0.01 par value - 10 shares authorized, issued and outstanding	—	—

Total liabilities and stockholders’ equity	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

BIOVENTUS INC.

Notes to balance sheets

(Amounts in thousands, except share and per share amounts)

1. Organization

The Company

Bioventus Inc. (the Company, we, us or our) was formed as a Delaware corporation on December 22, 2015 for the purpose of facilitating an initial public offering (IPO) and other related transactions in order to carry on the business of Bioventus LLC and its subsidiaries (BV LLC). The notes to these financial statements should be read in conjunction with notes to BV LLC’s financial statements. As of December 31, 2020, the Company had not engaged in any business activities except in connection with its formation. On February 16, 2021, the Company closed an IPO of 9,200,000 shares of Class A common stock at a public offering price of $13.00 per share, which includes 1,200,000 shares issued pursuant to the underwriters’ over-allotment option. The Company received $111,228 in proceeds, net of underwriting discounts and commissions of $8,372, which was used to purchase newly-issued membership interests from BV LLC at a price per interest equal to the IPO price of $13.00. In addition to the underwriting discounts and commission the Company incurred offering expenses totaling $4,310. Subsequent to the IPO and related transactions that occurred in connection with the IPO (the Transactions) as described in Note 4, the Company is the sole managing member of BV LLC and owns 72.2% of BV LLC. The Company has a majority economic interest, the sole voting interest in, and controls the management of BV LLC. As a result, subsequent to the IPO, the Company will consolidate the financial results of BV LLC and will report a non-controlling interest representing the 27.8% interest not held by the Company.

2. Summary of significant accounting policies

Basis of accounting

The balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements as there has been no activity.

3. Stockholder’s equity

The Corporation had 10 outstanding shares at a nominal value as of December 31, 2020.

4. Subsequent event

Transactions

The Company and BV LLC completed the following Transactions regarding the IPO.

BV LLC amended and restated the Bioventus LLC Agreement, to, among other things, (i) provide for a new single class of common membership interests in BV LLC (LLC Interests), (ii) exchange all of the existing membership interests in BV LLC for new LLC Interests and (iii) appoint Bioventus Inc. as the sole managing member of BV LLC.

The Company amended and restated its certificate of incorporation to, among other things, provide for the (i) authorization of 250,000,000 shares of Class A common stock with a par value of $0.001 per share; (ii) authorization of 50,000,000 shares of Class B common stock with a par value of $0.001 per share; (iii) authorization of 10,000,000 shares of undesignated preferred stock that may be issued from time to time by the Company’s Board of Directors (BOD) in one or more series; and (iv) establishment of a classified BOD, divided into three classes, each of whose members will serve for staggered three-year terms.

Holders of Class A and Class B common stock are entitled to one vote per share and, except as otherwise required, will vote together as a single class on all matters on which stockholders generally are entitled to vote. Holders of Class B common stock are not entitled to receive dividends and will not be entitled to receive any distributions upon the liquidation, dissolution or winding up of the Company. Shares of Class B common stock may only be issued to the extent necessary to maintain the one-to-one ratio between the number of LLC Interests held by the only member of BV LLC that remained a member (Continuing LLC Owner) and the number of shares of Class B common stock held by the Continuing LLC Owner. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be canceled on a one-for-one basis if the Company, at the election of a Continuing LLC Owner, redeem or exchange LLC Interests.

The Company’s amended and restated certificate of incorporation and the Bioventus LLC Agreement requires that the Company and BV LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by the Company and the number of LLC Interests owned by the Company, as well as a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owner and the number of LLC Interests owned by the Continuing LLC Owner.

The Company acquired, by merger, ten entities that were members of BV LLC (Former LLC Owners), for which the Company issued 31,838,589 shares of Class A common stock as merger consideration (Merger). The only assets held by the Former LLC Owners were 31,838,589 LLC Interests and a corresponding number of shares of Class B common stock. Upon consummation of the Merger, the Company canceled the 31,838,589 shares of Class B common stock and recognized the 31,838.589 of LLC Interests at carrying value, as the Merger is considered to be a transaction between entities under common control. Following the Merger and IPO, the Company now holds 41,038,589 LLC Interests, representing a 72.2% ownership interest in BV LLC.

Tax Receivable Agreement

The Company expects to obtain an increase in the share of the tax basis of the assets of BV LLC when LLC Interests are redeemed or exchanged by the Continuing LLC Owner and other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that the Company would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

On February 16, 2021, the Company entered into a tax receivable agreement (TRA) with the Continuing LLC Owner that provides for the payment by the Company to the Continuing LLC Owner of 85% of the amount of tax benefits, if any, that Bioventus actually realizes as a result of (i) increases in the tax basis of assets of BV LLC resulting from any redemptions or exchanges of LLC Interests or any prior sales of interests in BV LLC and (ii) certain other tax benefits related to our making payments under the TRA.

Equity-Based Compensation

In February 2021, in connection with the IPO, the BV LLC Phantom Profits Interest Plan (Phantom Plan) terminated and the Company assumed the obligations of settling the vested awards. The awards will be settled 12 months following the Phantom Plan termination. Vested awardees whose BV LLC employment terminated prior to the IPO will have their awards settled in cash totaling $10,875. Vested awardees that were active BV LLC employees at the IPO will receive 798,422 shares of Class A common stock.

In February 2021, in connection with the IPO, the Company began operating two equity-based compensation plans. These are the Bioventus Inc. 2021 Incentive Award Plan (2021 Plan) and the Bioventus Inc. 2021 Employee Stock Purchase Plan (ESPP).

2021 Plan

The 2021 Plan is designed to grant incentive awards to eligible employees and other service providers in order to attract, motivate and retain the talent for which the Company competes. The 2021 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, restricted stock, dividend equivalents, restricted stock units (RSUs), other stock-based awards, and cash awards.

In conjunction with the IPO, 7,592,476 shares of Class A common stock were authorized for issuance. The number of shares available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2022 and ending in and including 2031, equal to the lesser of (i) 4.5% of the shares of our Class A common stock outstanding on the final day of the immediately preceding calendar year and (ii) a smaller number of shares as determined by our board of directors.

In conjunction with the IPO, 4,561,500 stock options were granted to certain employees with an exercise price of $13.00 per share and vest equally over two or four years as indicated in each option agreement. Additionally, the Company granted 360,670 RSUs to the directors and certain employees which vest equally over one or four years as indicated in each RSU agreement and entitles the recipient to the same number of shares of Class A common stock. 2,670,306 shares of Class A common stock remain available for issuance under the 2021 Plan.

ESPP

The ESPP allows for the Company to grant options to employees to purchase shares of the Company’s Class A common stock through payroll deductions of up to 15% of their eligible compensation as defined in the ESPP.

In conjunction with the IPO, 542,320 shares of Class A common stock were authorized for issuance. The number of shares available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2022 and ending in and including 2031, equal to the lesser of (i) 1% of the shares of our Class A common stock outstanding on the final day of the immediately preceding calendar year and (ii) a smaller number of shares as determined by our board of directors. There have been no grants under the ESPP as of March 22, 2021.

GRANT THORNTON LLP	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
4140 ParkLake Ave., Suite 130
Raleigh, NC 27612-3723
D +1 919 881 2700
F +1 919 881 2795

Board of Directors and Shareholders

Bioventus Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Bioventus LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Raleigh, North Carolina

March 26, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of Bioventus LLC

Opinion on the Financial Statements

We have audited the consolidated statements of operations and comprehensive income (loss), of changes in members’ equity and of cash flows of Bioventus LLC and its subsidiaries (the “Company”) for the year ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Notes 2 and 12 to the consolidated financial statements, the Company has identified noncompliance with certain U.S. Federal statutes and regulations to which the Company is subject and made a voluntary self-disclosure to the U.S. Department of Health and Human Services Office of Inspector General. As a result of the noncompliance, the Company may be subject to civil monetary penalties, as well as repayment obligations related to previously reimbursed claims and fines. Management’s evaluation of the impact of these material contingencies is also discussed in Note 12.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

August 16, 2019, except for the effects of disclosing net loss per unit information discussed in Note 13 and the effects of discontinued operations discussed in Note 16 to the consolidated financial statements, as to which the date is October 6, 2020

We served as the Company’s auditor from 2012 to 2019.

BIOVENTUS LLC

Consolidated statements of operations and comprehensive income (loss)

Years ended December 31, 2020, 2019 and 2018

(Amounts in thousands, except unit and per unit data)

	2020	2019	2018
Net sales	$321,161	$340,141	$319,177
Cost of sales (including depreciation and amortization of $21,169, $22,399 and $20,614, respectively)	87,642	90,935	84,168

Gross profit	233,519	249,206	235,009
Selling, general and administrative expense	193,078	198,475	191,672
Research and development expense	11,202	11,055	8,095
Change in fair value of contingent consideration	—	—	(739)
Restructuring costs	563	575	1,373
Depreciation and amortization	7,439	7,908	8,615
Loss on impairment of intangible assets	—	—	489

Operating income	21,237	31,193	25,504
Interest expense	9,751	21,579	19,171
Other (income) loss	(4,428)	(75)	226

Other expense	5,323	21,504	19,397

Income from continuing operations before income taxes	15,914	9,689	6,107
Income tax expense	1,192	1,576	1,664

Net income from continuing operations	14,722	8,113	4,443
Loss from discontinued operations, net of tax	—	1,815	16,650

Net income (loss)	14,722	6,298	(12,207)
Loss attributable to noncontrolling interest	1,689	553	—

Net income (loss) attributable to unit holders	16,411	6,851	(12,207)
Other comprehensive income (loss), net of tax
Change in prior service cost and unrecognized (loss) gain for defined benefit plan adjustment	(54)	(78)	131
Change in foreign currency translation adjustments	2,126	(322)	(334)

Other comprehensive income (loss)	2,072	(400)	(203)

Comprehensive income (loss)	$18,483	$6,451	$(12,410)

Net income from continuing operations attributable to unit holders	$16,411	$8,666	$4,443
Accumulated and unpaid preferred distributions	(6,133)	(5,955)	(5,781)
Net income allocated to participating shareholders	(5,895)	(1,555)	—

Net income (loss) from continuing operations attributable to common unit holders	4,383	1,156	(1,338)
Loss from discontinued operations, net of tax	—	1,815	16,650

Net income (loss) attributable to common unit holders	$4,383	$(659)	$(17,988)

Net income (loss) per unit attributable to common unit holders - basic and diluted
Net income (loss) from continuing operations	$0.89	$0.24	$(0.27)
Loss from discontinued operations, net of tax	—	0.37	3.40

Net income (loss) attributable to common unit holders	$0.89	$(0.13)	$(3.67)

Weighted average units used in computing basic and diluted net income (loss) per common unit	4,900,000	4,900,000	4,900,000

The accompanying notes are an integral part of these consolidated financial statements.

BIOVENTUS LLC

Consolidated balance sheets

December 31, 2020 and 2019

(Amounts in thousands)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$86,839	$64,520
Accounts receivable, net	88,283	85,128
Inventory	29,120	27,326
Prepaid and other current assets	7,552	6,059

Total current assets	211,794	183,033
Property and equipment, net	6,879	4,489
Goodwill	49,800	49,800
Intangible assets, net	191,650	216,510
Operating lease assets	14,961	15,267
Investments and other assets	19,382	3,308

Total assets	$494,466	$472,407

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$4,422	$6,440
Accrued liabilities	88,187	52,827
Accrued equity-based compensation	11,054	15,547
Current portion of long-term debt	15,000	10,000
Other current liabilities	3,926	4,201

Total current liabilities	122,589	89,015
Long-term debt, less current portion	173,378	187,965
Accrued equity-based compensation, less current portion	29,249	25,255
Deferred tax liability	3,362	3,874
Other long-term liabilities	21,728	20,681

Total liabilities	350,306	326,790

Commitments and contingencies (Note 12)
Members’ equity (preferred unit liquidation preference of $210,576 and $204,443 at December 31, 2020 and 2019, respectively)	285,173	285,147
Accumulated other comprehensive income (loss)	1,607	(465)
Accumulated deficit	(144,539)	(141,700)

Equity attributable to unit holders	142,241	142,982
Noncontrolling interest	1,919	2,635

Total members’ equity	144,160	145,617

Total liabilities and members’ equity	$494,466	$472,407

The accompanying notes are an integral part of these consolidated financial statements.

BIOVENTUS LLC

Consolidated statements of changes in members’ equity

Years ended December 31, 2020, 2019 and 2018

(Amounts in thousands)

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interest	Total Members’ Equity
Balance at December 31, 2017	$285,114	$138	$(119,795)	$—	$165,457
Profits interest compensation	39	—	—	—	39
Distribution to members	—	—	(7,819)	—	(7,819)
Net loss	—	—	(12,207)	—	(12,207)
Defined benefit plan adjustment	—	131	—	—	131
Translation adjustment	—	(334)	—	—	(334)

Balance at December 31, 2018	285,153	(65)	(139,821)	—	145,267
Profits interest forfeitures	(6)	—	—	—	(6)
Distribution to members	—	—	(8,730)	—	(8,730)
Acquisition of noncontrolling interest	—	—	—	3,188	3,188
Net income (loss)	—	—	6,851	(553)	6,298
Defined benefit plan adjustment	—	(78)	—	—	(78)
Translation adjustment	—	(322)	—	—	(322)

Balance at December 31, 2019	285,147	(465)	(141,700)	2,635	145,617
Profits interest forfeitures	(12)	—	—	—	(12)
Distribution to members	—	—	(19,250)	—	(19,250)
Other equity compensation	38	—	—	—	38
Debt conversion	—	—	—	973	973
Net income (loss)	—	—	16,411	(1,689)	14,722
Defined benefit plan adjustment	—	(54)	—	—	(54)
Translation adjustment	—	2,126	—	—	2,126

Balance at December 31, 2020	$285,173	$1,607	$(144,539)	$1,919	$144,160

The accompanying notes are an integral part of these consolidated financial statements.

BIOVENTUS LLC

Consolidated statements of cash flows

Years ended December 31, 2020, 2019 and 2018

(Amounts in thousands)

	2020	2019	2018
Operating activities:
Net income (loss)	$14,722	$6,298	$(12,207)
Net loss from discontinued operations	—	1,815	16,650

Net income from continuing operations	14,722	8,113	4,443
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Depreciation and amortization	28,643	30,316	29,238
Loss on impairment of intangible assets	—	—	489
Change in fair value of contingent consideration	—	—	(739)
Payment of contingent consideration in excess of amount established in purchase accounting	—	(945)	(3,558)
Provision for expected credit losses	1,215	2,242	2,538
Profits interest plan, liability-classified and other equity awards compensation	10,103	10,844	14,325
Change in fair value of Equity Participation Rights unit	644	565	1,009
Change in fair value of interest rate swap	1,599	—	—
Deferred income taxes	(511)	(348)	(79)
Amortization of debt discount and capitalized loan fees, net	543	1,583	1,686
Loss on debt retirement and modification	—	3,352	—
Other, net	(67)	395	106
Changes in operating assets and liabilities:
Accounts receivable	(3,941)	(14,909)	(12,130)
Inventories	(528)	(1,427)	3,256
Accounts payable and accrued expenses	20,510	6,646	12,148
Other current assets and liabilities	(733)	(3,882)	(422)

Net cash provided by operating activities from continuing operations	72,199	42,545	52,310
Net cash used in operating activities of discontinued operations	(400)	(1,832)	(7,123)

Net cash provided by operating activities	71,799	40,713	45,187
Investing activities:
Investment and acquisition of distribution rights	(16,579)	(6,000)	(3,500)
Acquisition of VIE	—	430	—
Purchase of property and equipment	(4,093)	(2,342)	(2,561)

Net cash used in investing activities from continuing operations	(20,672)	(7,912)	(6,061)
Net cash provided by (used in) investing activities from discontinued operations	172	—	(40)

Net cash used in investing activities	(20,500)	(7,912)	(6,101)
Financing activities:
Borrowing on revolver	49,000	—	—
Payment on revolver	(49,000)	—	—
Proceeds from the issuance of long-term debt, net of issuance costs	—	198,134	—
Payments on long-term debt	(10,000)	(199,500)	(5,250)
Other financing activities	317	(448)	(160)
Distribution to members	(19,886)	(9,137)	(7,846)

Net cash used in financing activities	(29,569)	(10,951)	(13,256)
Effect of exchange rate changes on cash	589	(104)	(160)

Net change in cash and cash equivalents	22,319	21,746	25,670
Cash and cash equivalents at the beginning of the period	64,520	42,774	17,104

Cash and cash equivalents at the end of the period	$86,839	$64,520	$42,774

Supplemental disclosure of cash flow information
Cash paid for income taxes	$1,541	$1,577	$1,944

Cash paid for interest	$7,486	$15,450	$17,273

Supplemental disclosure of noncash investing and financing activities
Accrued liabilities for distribution rights	$1,000	$—	$6,000

Debt conversion	$973	$—	$—

Accounts payable for purchase of property and equipment	$336	$34	$184

Accrued member distribution	$31	$499	$906

The accompanying notes are an integral part of these consolidated financial statements

BIOVENTUS LLC

Notes to consolidated financial statements

(Amounts in thousands, except unit, share, per unit and per share data)

1. Organization and basis of presentation of financial information

The Company

Bioventus LLC and its subsidiaries (the Company, we, us or our), is a limited liability company formed under the laws of the state of Delaware on November 23, 2011 and operates as a partnership. The Company commenced operations in May 2012 in Durham, North Carolina, USA, which is its headquarters. Bioventus is a global medical device company, conducting business in various countries, primarily in North America and Europe, with approximately 700 employees. The Company is focused on developing and commercializing clinically differentiated, cost efficient and minimally invasive treatments that engage and enhance the body’s natural healing processes.

Bioventus Inc. was formed as a Delaware corporation for the purpose of facilitating an initial public offering (IPO) and other related transactions in order to carry on the business of the Company. Bioventus Inc. acquired, by merger, ten entities that were members of the Company (Former LLC Owners) and upon consummation of the merger, owned 31,838,589 Common LLC Interests (as defined below). On February 16, 2021, Bioventus Inc. (New LLC Owner) closed an IPO of 9,200,000 shares of Class A common stock at a public offering price of $13.00 per share, which includes 1,200,000 shares issued pursuant to the underwriters’ over-allotment option. The New LLC Owner received $111,228 in proceeds, net of underwriting discounts and commissions which was used to make a capital contribution to the Company in exchange for 9,200,000 newly-issued membership interests (Common LLC Interests) from the Company at a price per interest equal to the IPO price of $13.00. Subsequent to the IPO and related transactions that occurred in connection with the IPO (Transactions), the New LLC Owner is the sole managing member of the Company. Following the completion of the IPO and Transactions, the New LLC Owner owns 72.2% of the Company. The New LLC Owner has a majority economic interest, the sole voting interest in, and controls the management of the Company. As a result, subsequent to the IPO, the New LLC Owner will consolidate the financial results of the Company and will report a non-controlling interest representing the interests owned by the only member of BV LLC that remained a member (Continuing LLC Owner). Refer to Note 17. Subsequent Events for further details regarding the IPO and related transactions.

Interim periods

The Company reports quarterly interim periods on a 13-week basis within a standard calendar year. Each annual reporting period begins on January 1 and ends on December 31. Each quarter ends on the Saturday closest to calendar quarter-end, with the exception of the fourth quarter, which ends on December 31. The 13-week quarterly periods ended on March 28, June 27 and September 26 for the year ended December 31, 2020. As a result, the fourth and first quarters may vary in length depending on the calendar year.

Principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The consolidated financial statements include the Company, its subsidiaries and investments in which the Company has control. Amounts pertaining to the non-controlling ownership interests held by third parties in the operating results and financial position of the Company’s controlled subsidiaries are reported as non-controlling interests. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These changes had no effect on previously reported total revenues, net income (loss), other comprehensive income (loss), members’ equity or cash flows. Unless otherwise noted, all financial information in the consolidated financial statement footnotes reflect the Company’s results from continuing operations. Discontinued operations are discussed further in Note 16. Discontinued operations.

Segment reporting

The Company identifies a business as an operating segment if: (i) it engages in business activities from which it may earn revenues and incur expenses; (ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance; and (iii) it has available discrete financial information. The Company’s CODM is its Chief Executive Officer. The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment.

The Company’s two reportable segments are U.S. and International. U.S. and International products are primarily sold to physicians spanning the orthopedic continuum, including sports medicine, total joint reconstruction, hand and upper extremities, foot and ankle, podiatric surgery, trauma, spine and neurosurgery, as well as directly to their patients. Refer to Note 14. Net sales and Note 15. Segments for further information regarding our business segments.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. On an ongoing basis, management evaluates these estimates, including those related to contractual allowances and sales incentives, allowances for doubtful accounts, inventory reserves, goodwill and intangible assets impairment, useful lives of long lived assets, noncontrolling interest, fair value measurements, litigation and contingent liabilities, income taxes, and equity-based compensation. Management bases its estimates on historical experience, future expectations and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

COVID-19 pandemic impact

In 2020, the COVID-19 pandemic spread around the world and in the U.S. and, more recently, new variants of the virus have emerged, some of which have shown to be more contagious. The COVID-19 pandemic has had widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices. Federal and state governments have implemented measures in an effort to prevent or minimize the spread of the virus, and ongoing effects of the pandemic, including social distancing, travel restrictions, border closures, limitations on public gatherings, mandatory closure or reduced capacity of business, work from home, supply chain logistical changes and other measures, which have caused global business disruptions and significant volatility in U.S. and international debt and equity markets. Our business, results of operations and financial condition have been and may continue to be, materially impacted due to the decrease in patient visits and elective procedures and any future temporary cessations of elective procedures and could be further impacted by delays in payments from customers, supply chain interruptions, extended “shelter-in-place” orders or advisories, facility closures or other reasons related to the pandemic. Furthermore, the long-term impact of COVID-19 on our business will depend on many factors, including, but not limited to, the duration and severity of the pandemic, new and ongoing measures taken in response to the pandemic, the availability and effectiveness of vaccines to combat COVID-19, the impact on economic activity from the pandemic and actions taken in response and the resulting impact it has on our partners, patients and communities in which we operate, all of which continue to be uncertain. For example, there has been a decrease in patient visits to hospitals due to risk and fear of exposure to COVID-19, as well as decreases in, or temporary moratoriums on, elective procedures, which may be re-imposed in the future. In addition to lower sales, we have experienced decreased costs as a result of the pandemic including declines in travel and lower compensation related expenses. We have also implemented other various cost reduction initiatives and measures to safeguard liquidity. As of the date of issuance of these consolidated financial statements, the extent to which COVID-19 could materially impact the Company’s financial conditions, liquidity or results of operations is uncertain.

To the extent COVID-19 disruptions continue to adversely impact our business, results of operations and financial condition, it may also have the effect of heightening risks relating to our ability to successfully commercialize new developed or acquired products or therapies, consolidation in the healthcare industry, intensified pricing pressure as a result of changes in the purchasing behavior of hospitals and maintenance of our numerous contractual relationships.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law, which was aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations. The CARES Act allowed the Company to defer $1,889 in employer social security payroll tax payments from May 2020 through December 31, 2020. A total of 50% is deferred until December 31, 2021 and has been recorded in accrued liabilities, with the remaining balance deferred until December 31, 2022 which has been recorded in other long-term liabilities both on the consolidated balance sheet. Refer to Note 10. Income Taxes for further information.

As a result of the CARES Act and at the direction of the U.S. Department of Health and Human Services (HHS), the Company received a $1,247 Provider Relief Fund Payment in April 2020. The Company determined it complied with the conditions to be able to keep and use the funds to reimburse for health care related expenses and lost revenue attributable to the public health emergency resulting from COVID-19. A second Provider Relief Fund Payment totaling $2,854 was received in July 2020. The payments were recorded as other income on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2020.

2. Summary of significant accounting policies

Recent accounting pronouncements

The Company has elected to comply with non-accelerated public company filer effective dates of adoption. Therefore, the required effective dates for adopting new or revised accounting standards as described below are specific to non-accelerated public company filers, which are generally earlier than when emerging growth companies are required to adopt.

Accounting Pronouncements Recently Adopted

The FASB issued Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (ASU 2016-13), in June 2016 that significantly changes accounting for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. ASU 2016-13 requires that an entity measure and recognize expected credit losses for financial assets held at amortized cost and replaces the incurred loss impairment methodology in prior GAAP with a methodology that considers a broad range of information for the estimation of credit losses. The Company adopted ASU 2016-13 on January 1, 2020 prospectively and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (ASU 2018-15), addressing a customer’s accounting for implementation costs incurred in a cloud-computing arrangement (CCA) that is considered a service contract. Under ASU 2018-15, implementation costs for a CCA should be evaluated for capitalization using the same approach as implementation costs associated with internal-use software. The capitalized implementation costs should be expensed over the term of the hosting arrangement, which includes any reasonably certain renewal periods. Capitalized implementation costs should be assessed for impairment like long-lived assets. The Company adopted ASU 2018-15 on January 1, 2020 prospectively and it had no material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update 2018-13, Fair Value Measurement (ASU 2018-13), modifying the disclosure requirements on fair value measurements and eliminates the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements. ASU 2018-13 modifies certain disclosures related to investments measured at net asset value and clarifies that companies are to disclose uncertainties in measurements as of the reporting date. ASU 2018-13 requires additional disclosure related to changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements as well as the range and weighted average, or other quantitative information that would be a more reasonable and rational method, of significant unobservable inputs used to develop Level 3 fair value measurements. The Company adopted ASU 2018-13 on January 1, 2020 and it did not have a material impact on the Company’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (ASU 2019-12), which amended the accounting for income taxes. ASU 2019-12 eliminates certain exceptions to the guidance for income taxes related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences as well as simplifying aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted in interim or annual periods for which financial statements have not been made available for issuance. Entities that elect to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Certain amendments are to be applied prospectively while others are retrospective. The Company adopted ASU 2019-12 on January 1, 2021 and the Company has assessed it will not have a material impact on its consolidated financial statements.

Variable Interest Entity

The Company reviews each investment and collaboration agreement to determine if it has a variable interest in the entity. In assessing whether the Company has a variable interest in the entity as a whole, the Company considers and makes judgments regarding the purpose and design of entity, the value of the licensed assets to the entity, the value of the entity’s total assets and the significant activities of the entity. If the Company has a variable interest in the entity as a whole, the Company assesses whether or not the Company is a primary beneficiary of that variable interest entity (VIE), based on a number of factors, including: (i) which party has the power to direct the activities that most significantly affect the VIE’s economic performance, (ii) the parties’ contractual rights and responsibilities pursuant to the collaboration agreement, and (iii) which party has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant to the VIE. If the Company determines that it is the primary beneficiary of a VIE at the onset of the collaboration, the collaboration is treated as a business combination and the Company consolidates the financial statement of the VIE into the Company’s consolidated financial statements. On a quarterly basis, the Company evaluates whether it continues to be the primary beneficiary of the consolidated VIE. If the Company determines that it is no longer the primary beneficiary of a consolidated VIE, it deconsolidates the VIE in the period the determination is made.

Assets and liabilities recorded as a result of consolidating financial results of the VIE into the Company’s consolidated balance sheet do not represent additional assets that could be used to satisfy claims against the Company’s general assets or liabilities for which creditors have recourse to the Company’s general assets.

Noncontrolling Interest

The Company records noncontrolling interest related to the consolidated VIEs on its consolidated balance sheet. The Company records loss attributable to noncontrolling interest on its consolidated statements of operations, which reflects the VIE’s net loss for the reporting period, adjusted for changes in the noncontrolling interest holders claim to net assets, including contingent milestone and royalty payments, which are evaluated each reporting period.

Deconsolidation and discontinued operations

Upon the occurrence of certain events and on a regular basis, the Company evaluates whether it no longer has a controlling interest in its subsidiaries, including consolidated VIEs. If the Company determines it no longer has a controlling interest, the subsidiary is deconsolidated. The Company records a gain or loss on deconsolidation based on the difference on the deconsolidation date between (i) the aggregate of (a) the fair value of any consideration received, (b) the fair value of any retained noncontrolling investment in the former subsidiary and (c) the carrying amount of any noncontrolling interest in the subsidiary being deconsolidated, less (ii) the carrying amount of the former subsidiary’s assets and liabilities.

The Company assesses whether a deconsolidation is required to be presented as discontinued operations in its consolidated financial statements on the deconsolidation date. This assessment is based on if the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results. If the Company determines that a deconsolidation requires presentation as a discontinued operation on the deconsolidation date, or at any point during the one-year period following such date, it will present the former subsidiary as a discontinued operation for all periods presented.

Effect of foreign currency

The assets and liabilities of foreign subsidiaries whose functional currency is the local currency are translated into U.S. dollars at rates of exchange in effect at the close of their month end. Equity accounts are translated at their historical rates. Revenues and expenses are translated at the exchange rate on the transaction date. Translation gains and losses are accumulated within accumulated other comprehensive income (loss) as a separate component of members’ equity.

Foreign currency transaction gains and losses are included in other expense on the consolidated statements of operations and comprehensive income (loss). There were gains of $117 for the year ended December 31, 2020, nominal losses for the year ended December 31, 2019, and losses of $234 for the year ended December 31, 2018.

Other comprehensive income (loss)

Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under U.S. GAAP are recorded as an element of members’ equity and are excluded from net income (loss). The Company’s other comprehensive income (loss) consists of a defined benefit plan adjustment and foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less at date of purchase. The Company’s cash is primarily held in financial institutions in the United States and the Netherlands. The Company maintains cash balances in the United States in excess of the federally insured limits. The Company did not have restricted cash as of December 31, 2020 and 2019.

Derivatives

The Company uses derivative instruments to manage exposures to interest rates. Derivatives are recorded on the balance sheet at fair value at each balance sheet date and the Company does not designate whether the derivative instrument is an effective hedge. Changes in the fair values of derivative instruments are recognized in the consolidated statements of operations and comprehensive income (loss). The Company has entered, and may in the future enter, into derivative contracts related to its debt. Refer to Note 5. Financial instruments for further details regarding the Company’s derivatives.

Fair value

The Company records certain assets and liabilities at fair value. Refer to Note 7. Fair value measurements for details regarding assets and liabilities measured at fair value. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities are categorized based on the lowest level that is significant to the valuation.

The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities;

•

Level 2—Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•

Level 3—Unobservable inputs that are supported by little or no market data. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Revenue recognition

Sale of Products

The Company derives revenue primarily from the sale of its (i) osteoarthritic, or OA, joint pain treatment and joint preservation products, which are hyaluronic acid, or HA, viscosupplementation therapies, (ii) Bone Graft Substitutes (BGS) products and (iii) a Minimally Invasive Fracture Treatment product. The Company sells product directly to healthcare institutions, patients, distributors and dealers. The Company also enters arrangements with pharmacy and health benefit managers that provide for negotiated rebates, chargebacks and discounts with respect to the purchase of the Company’s products.

The Company recognizes revenue at a point in time upon transfer of control of the promised product to customers in an amount that reflects the consideration it expects to receive in exchange for those products. The Company excludes taxes collected from customers and remitted to governmental authorities from revenues.

Revenues are recorded at the transaction price, which is determined as the contracted price net of estimates of variable consideration resulting from discounts, rebates, returns, chargebacks, contractual allowances, estimated third-party payer settlements, and certain distribution and administration fees offered in our customer contracts and other indirect customer contracts relating to the sale of our products. The Company establishes reserves for the estimated variable consideration based on the amounts earned or eligible to be claimed on the related sales. Where appropriate, these estimates take into consideration a range of possible outcomes, which are probability-weighted for relevant factors such as the Company’s historical experience, current contractual requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. The amount of variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. The Company regularly reviews all reserves and updates them at the end of each reporting period as needed. There were no adjustments arising from the change in estimates of variable consideration that were significant for the years ended December 31, 2020, 2019 and 2018.

OA Joint Pain Treatment and Joint Preservation

Revenue from customers, such as healthcare providers, distribution centers or specialty pharmacies is recognized at the point in time when control is transferred to the customer, typically upon shipment.

Distributor chargebacks

The Company has preexisting contracts with established rates with many of the distributors’ customers who require the distributors to sell our product at their established rate. The Company offers chargebacks to distributors who supply these customers with our products. The Company reduces revenue at the time of sale for the estimated future chargebacks. The Company records chargeback reserves as a reduction of accounts receivable and base the reserves on the expected value by using probability-weighted estimates of volume of purchases, inventory holdings and historical chargebacks requested for each distributor.

Discounts and gross-to-net deductions

The Company offers retrospective discounts and gross-to-net deductions linked to the volume of purchases which may increase at negotiated thresholds within a contract-buying period. The Company reduces revenue and records the reserve as a reduction to accounts receivable for the estimated discount and rebate at the expected amount the customer will earn, based on historical buying trends and forecasted purchases.

Bone Graft Substitute

Most of the Company’s BGS product sales are through consignment inventory with hospitals, where ownership remains with the Company until the hospital or ambulatory surgical center (ASC) performs a surgery and consumes the consigned inventory. The Company recognizes revenue when the surgery has been performed. Control of the product is not transferred until the customer consumes it, as the Company is able to require the return or transfer of the product to a third-party. An unconditional obligation to pay for the product does not exist until the customer consumes it.

Minimally Invasive Fracture Treatment

The Company recognizes revenue from third-party payers, such as governmental agencies, insurance companies or managed care providers, when the Company transfers control to the patient, typically when the patient has accepted the product or upon delivery. The Company records this revenue at the contracted rate, net of contractual allowances and estimated third-party payer settlements at the time of sale, or an estimated price based on historical data and other available information for non-contracted payers. The Company estimates the contractual allowances using the portfolio approach and based on probability weighting historical data and collections history within those portfolios. The portfolios determined using the portfolio approach consist of the following customer groups: government payers, commercial payers, and patients. The Company recognizes revenue from patients (self-pay and insured patients with coinsurance and deductible responsibilities) based on billed amounts giving effect to any discounts and implicit price concessions. Implicit price concessions represent differences between amounts billed and the amounts the Company expects to collect from patients, which considers historical collection experience and current market conditions.

Settlements with third-party payers for retroactive revenue adjustments due to audits, reviews or investigations are considered variable consideration and are included in the determination of the estimated transaction price using the expected amount method. These settlements are estimated based on the terms of the payment agreement with the payer, correspondence from the payer and historical settlement activity, including an assessment to ensure that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the retroactive adjustment is subsequently resolved. Estimated settlements are adjusted in future periods as adjustments become known (that is, new information becomes available), or as years are settled or are no longer subject to such audits, reviews and investigations. The Company is not aware of any claims, disputes or unsettled matters with any payer that would materially affect revenues for which the Company has not adequately provided for or disclosed in the accompanying consolidated financial statements. Refer to Note 12. Commitments and contingencies for further information.

Product returns

The Company estimates the amount of returns and reduces revenue in the period the related product revenue is recognized. The Company records a liability for expected returns based on probability-weighted historical data.

Accounts receivable, net

Accounts receivable, net are amounts billed and currently due from customers. The Company records the amounts due net of allowance for doubtful accounts. The Company maintains an estimated allowance for doubtful accounts to provide for receivables the Company does not expect to collect. The Company bases the allowance on an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and other information as applicable. Collection of the consideration that the Company expects to receive typically occurs within 30 to 90 days of billing. The Company applies the practical expedient for contracts with payment terms of one year or less which does not consider the effects of the time value of money. Occasionally, the Company enters into payment agreements with patients that allow payment terms beyond one year. In those cases, the financing component is not deemed significant to the contract.

Contract assets

Contract assets consist of unbilled amounts resulting from estimated future royalties from an international distributor that exceeds the amount billed. Contract assets totaling $81 and $261 as of December 31, 2020 and 2019, are included in prepaid and other current assets on the consolidated balance sheets, respectively.

Contract liabilities

Contract liabilities consist of customer advance payments and deferred revenue. Occasionally for certain international customers, the Company requires payments in advance of shipping product and recognizing revenue resulting in contract liabilities. Contract liabilities were nominal as of December 31, 2020 and 2019 and are included in accrued liabilities on the consolidated balance sheets.

Shipping and handling

The Company classifies amounts billed for shipping and handling as a component of net sales. The related shipping and handling fees and costs as well as other distribution costs are included in cost of sales. The

Company has elected to recognize shipping and handling activities that occur after control of the related product transfers to the customer as fulfillment costs and these are included in cost of sales.

Contract costs

The Company applies the practical expedient of recognizing the incremental costs of obtaining contracts as an expense when incurred as the amortization period of the assets that the Company otherwise would have recognized is one year or less. These incremental costs include the Company’s sales incentive programs for the internal sales force and third-party sales agents as the compensation is commensurate with annual sales activities. These costs are included in selling, general and administrative expense on the consolidated statements of operations and comprehensive income (loss).

Inventory

The Company values its inventory at the lower of cost or net realizable value and adjusts for the value of inventory that is estimated to be excess, obsolete or otherwise unmarketable. Cost is determined using the first-in, first-out (FIFO) method. Elements of cost in inventory include raw materials, direct labor, manufacturing overhead and inbound freight. The Company records allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions.

Business combinations

Accounting for acquisitions requires the Company to recognize separately from goodwill assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While best estimates and assumptions are used to accurately value assets acquired and liabilities assumed at the acquisition date, as well as contingent consideration where applicable, estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations and comprehensive income (loss). Subsequent changes in the estimated fair value of contingent consideration are recognized in earnings in the period of change.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized using the straight-line method over the estimated useful life of each asset, or the shorter of the lease term or useful life if related to leasehold improvements. The useful lives in years are as follows:

Computer software and hardware	3-5
Leasehold improvements	7
Machinery and equipment	7
Furniture and fixtures	7

Goodwill and intangible assets

Finite-lived intangible assets were initially recorded at fair value upon acquisition and are amortized using the straight-line method over their estimated useful lives in years are as follows:

Weighted Average Useful Life
Intellectual property	17.3
Distribution rights	12.7
Customer relationships	10.0
Developed technology	8.3

Goodwill is not amortized but is evaluated for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company reviews goodwill for impairment by applying a quantitative impairment analysis where the fair value of the reporting unit is compared with the carrying value, including goodwill. The Company determines the fair value of each reporting unit based on an income approach. The value of each reporting unit is determined on a stand-alone basis from the perspective of a market participant and represents the price estimated to be received in a sale of the reporting unit in an orderly transaction between market participants at the measurement date. The Company performs its annual goodwill impairment test on October 31st. If the fair value of the reporting unit is less than its carrying value, the Company will recognize the difference as an impairment loss, which is limited to the amount of goodwill allocated to the reporting units. There were no goodwill impairment charges for the years ended December 31, 2020, 2019 and 2018.

Software development costs

The Company capitalizes internal and external costs incurred to develop internal-use software during the application development stage for software design, configuration, coding and testing upon placing the asset in service and then amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed three years. The Company does not capitalize costs that are precluded from capitalization in authoritative guidance, such as preliminary project phase costs, training costs or data conversion costs. Capitalized software costs totaled $17,653 and $14,119 as of December 31, 2020 and 2019 and the related accumulated amortization totaled $13,264 and $12,184, respectively. Amortization expense was $1,184, $1,138 and $1,204 for the years ended December 31, 2020, 2019 and 2018, respectively.

The carrying values of property, equipment, intangible assets as well as other long-lived and indefinite lived assets are reviewed for recoverability if the facts and circumstances suggest that a potential impairment may have occurred. If this review indicates that carrying values may not be recoverable the Company will perform an assessment to determine if an impairment charge is required to reduce carrying values to estimated fair value. If quoted market prices are not available, the Company estimates fair value using an undiscounted value of estimated future cash flows. During 2018, the Company determined that it would no longer sell a specific BGS product and as a result, an intangible asset related to this product was fully written off and the Company recognized impairment charges of $489 for the year ended December 31, 2018, which is included in the consolidated statements of operations and comprehensive income (loss). Upon retirement or sale of property and equipment, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in income from operations.

There were no events, facts or circumstances for the years ended December 31, 2020, 2019 and 2018 that resulted in any impairment charges to the Company’s property, equipment, intangible or other long-lived assets.

Acquired in-process research and development

The fair value of in-process research and development (IPR&D) assets acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets and are not amortized until development is completed and the product is available for sale. Once the product is available for sale, the asset is transferred to developed technology and amortized over its estimated useful life. Impairment tests for IPR&D assets occur at least annually in December, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the fair value of the intangible assets is less than the carrying amount, an impairment loss is recognized for the difference. There were no events, facts or circumstances for the years ended December 31, 2020, 2019 and 2018 that resulted in any impairment charges to the Company’s IPR&D.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, filing and other fees related to the initial public offering, are capitalized. The deferred offering costs will be offset against proceeds from the initial public offering upon the effectiveness of the initial public offering. In the event the initial public offering is terminated, all capitalized deferred offering costs would be expensed. Deferred offering costs capitalized totaled $2,187 as of December 31, 2020 and there were there were no deferred offering costs capitalized as of December 31, 2019.

Concentration of risk

The Company provides credit, in the normal course of business, to its customers. The Company does not require collateral or other securities to support customer receivables. Credit losses are provided for through allowances and have historically been materially within management’s estimates.

Certain suppliers provide the Company with product that results in a significant percentage of total sales for the years ended December 31 as follows:

	2020	2019	2018
Supplier A	26%	20%	12%
Supplier B	17%	19%	17%
Supplier C	10%	15%	20%

Accounts payable to these significant suppliers at December 31 were as follows:

	2020	2019
Supplier A	$2,983	$3,586
Supplier B	$471	$697
Supplier C	$1,000	$360

Certain products provide the Company with a significant percentage of total sales for the years ended December 31 as follows:

	2020	2019	2018
Product A	27%	30%	38%
Product B	26%	20%	12%
Product C	17%	19%	17%
Product D	10%	15%	20%

Restructuring costs

The Company has restructured portions of its operations and future restructuring activities are possible. Identifying and calculating the cost to exit these operations requires certain assumptions to be made, the most significant of which are anticipated future liabilities. Although estimates have been reasonably accurate in the past, significant judgment is required, and these estimates and assumptions may change as additional information becomes available and facts or circumstances change. Restructuring costs are recorded at estimated fair value. Key assumptions in determining the restructuring costs include negotiated terms and payments to terminate contractual obligations.

Profits interest compensation

The Company measures profits interest compensation cost at the grant date based on the fair value of the award and recognizes this cost as compensation expense over the required or estimated service period for awards expected to vest. Certain awards are liability-classified, which require they be remeasured at each reporting date. Compensation expense is included in Selling, general and administrative expense and Research and development expense on the consolidated statement of operations and comprehensive income (loss) based upon the classification of the employees who were granted the awards.

Advertising costs

Advertising costs include costs incurred to promote the Company’s business and are expensed as incurred. Advertising costs were $2,769, $2,351 and $2,916 for the years ended December 31, 2020, 2019 and 2018, respectively.

Research and development expense

Research and development expense consist primarily of employee compensation and related expenses as well as contract research organization services. Internal research and development costs are expensed as incurred. Research and development costs incurred by third parties are expensed as the contracted work is performed.

Collaborative agreements

The Company periodically enters into strategic alliance agreements with counterparties to produce products and/or provide services to customers. Alliances created by such agreements are not legal entities, have no employees, no assets and have no true operations. These arrangements create contractual rights and we account for these alliances as a collaborative arrangement by reporting costs incurred from transactions within research and development expense in our consolidated statements of operations.

Contingencies

The Company records a liability in the consolidated financial statements on an undiscounted basis for loss contingencies when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed. Legal fees expected to be incurred in connection with a loss contingency are not included in the estimated loss contingency. The Company accrues for any legal costs as they are incurred.

Income taxes

The Company is treated as a partnership for U.S. tax purposes. Accordingly, the profits and losses are passed through to the members and included in their income tax returns. The Company has been required to make tax distributions to its members in an amount equal to 40% of the members’ taxable income attributable to their ownership. The tax rate applied for purposes of this distribution may be changed only by approval of the Company’s Board of Managers.

Certain wholly owned subsidiaries of the Company are taxable entities for U.S. or foreign tax purposes and file tax returns in their local jurisdictions. Income tax expense includes U.S. federal, state and international income taxes. Certain items of income and expense are not reported in income tax returns and financial statements in the same year. The income tax effects of these differences are reported as deferred income taxes. Valuation allowances are provided to reduce the related deferred tax assets to an amount which will, more likely than not, be realized.

The Company recognizes a tax benefit from any uncertain tax positions only if they are more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. Components of the reserve, if relevant, are classified as a current or noncurrent liability in the consolidated balance sheet based on when the Company expects each of the items to be settled. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Net income (loss) per common unit

Basic income (loss) per common unit is determined by dividing the net income (loss) allocable to common unit holders by the weighted average number of common units outstanding during the periods presented. Diluted loss per common unit is computed by dividing the net income (loss) allocable to common unit holders on an “if converted” basis by the weighted average number of actual common units outstanding and, when dilutive, the unit equivalents that would arise from the assumed conversion of convertible instruments, if any.

Subsequent Events

The Company has considered the effects of subsequent events through March 26, 2021, the date the Company’s consolidated financial statements were issued.

3. Balance sheet information

Accounts receivable, net

Accounts receivable, net of allowances, consisted of the following as of December 31:

	2020	2019
Accounts receivable	$92,273	$89,274
Less: Allowance for credit losses	(3,990)	(4,146)

	$88,283	$85,128

The Company maintains an allowance for credit losses for estimated losses resulting from the inability of its customers to make required payments. The allowance for credit losses is calculated by region and by customer type, where appropriate considering several factors including age of accounts, collection history, historical account write-offs, current economic conditions, and supportable forecasted economic expectations. Due to the short-term nature of its receivables, the estimate of expected credit losses is based on aging of the account receivable balances. The allowance is adjusted on a specific identification basis for certain accounts as well as pooling of accounts with similar characteristics. An increase in the provision for credit losses may be required when the financial condition of the Company’s customers or its collection experience deteriorates. The Company has a diverse customer base with no single customer representing ten percent of sales or accounts receivable. Historically, the Company’s reserves have been adequate to cover credit losses. The Company’s exposure to credit losses may increase if its customers are adversely affected by changes in health care laws, coverage and reimbursement, economic pressures or uncertainty associated with local or global economic recessions, disruption associated with the COVID-19 pandemic, or other customer-specific factors. The Company considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and determined that the estimate of credit losses was not significantly impacted. Estimates are used to determine the allowance, which are based on an assessment of anticipated payment and all other historical, current and future information that is reasonably available.

Changes in credit losses were as follows for the years ended December 31:

	2020	2019
Beginning balance	$(4,146)	$(4,497)
Provision for credit losses	(1,215)	(2,242)
Write-offs	1,787	2,949
Recoveries	(416)	(356)

Ending balance	$(3,990)	$(4,146)

Inventory

Inventory consisted of the following as of December 31:

	2020	2019
Raw materials and supplies	$3,665	$3,349
Finished goods	26,323	24,509

Gross	29,988	27,858
Excess and obsolete reserves	(868)	(532)

	$29,120	$27,326

Changes in excess and obsolete reserves for inventory were as follows for the years ended December 31:

	2020	2019
Balance, beginning of period	$(532)	$(570)
Provision for losses	(904)	(870)
Write-offs	568	908

	$(868)	$(532)

Property and equipment, net

Property and equipment consisted of the following as of December 31:

	2020	2019
Computer equipment and software	$20,547	$16,854
Leasehold improvements	3,126	2,918
Furniture and fixtures	1,474	1,451
Machinery and equipment	1,234	1,138
Assets not yet placed in service	819	370

	27,200	22,731
Less accumulated depreciation	(20,321)	(18,242)

	$6,879	$4,489

Depreciation expense was $2,106, $2,579 and $3,439 for the years ended December 31, 2020, 2019 and 2018, respectively.

Goodwill and intangible assets, net

There were no changes to goodwill during the years ended December 31, 2020 and 2019. Following is a summary of goodwill by reportable segment:

	U.S.	International	Consolidated
Balance at December 31, 2020 and 2019	$41,040	$8,760	$49,800

Intangible assets consisted of the following as of December 31:

	2020	2019
Intellectual property	$263,422	$263,422
Distribution rights	60,700	59,700
Customer relationships	57,700	57,700
IPR&D	1,445	11,095
Developed technology and other	13,999	4,649

Total carrying amount	397,266	396,566

Less accumulated amortization:
Intellectual property	(117,281)	(100,982)
Distribution rights	(34,461)	(28,716)
Customer relationships	(51,247)	(46,407)
Developed technology and other	(3,786)	(3,404)

Total accumulated amortization	(206,775)	(179,509)

Intangible assets, net before currency translation	190,491	217,057
Currency translation	1,159	(547)

	$191,650	$216,510

The Company filed a 510(k) in 2019 and began commercializing a next-generation surgical product in the third quarter of 2020. As a result, $9,650 of IPR&D was reclassified to developed technology and will be amortized over 10 years. On December 22, 2020, the Company entered into an amended and restated distribution agreement with the sole supplier of the Company’s five injection OA product. This agreement provided non-exclusive U.S. market distribution rights until December 31, 2028. The amended and restated distribution agreement created a $1,000 distribution right that will be amortized over 8 years, which was capitalized as an intangible asset and included in accrued liabilities on the consolidated balance sheets as of December 31, 2020.

Amortization expense related to intangible assets was $27,565, $26,252 and $26,622 for the years ended December 31, 2020, 2019 and 2018 of which $7,455, $6,416 and $7,766 are included in ending inventory at December 31, 2020, 2019 and 2018, respectively. Estimated amortization expense for the years ended December 31, 2021 through 2025 is expected to be $28,262, $23,910, $22,297, $22,297 and $21,259, respectively.

Accrued liabilities

Accrued liabilities consisted of the following at December 31:

	2020	2019
Gross-to-net deductions	$43,656	$14,622
Bonus and commission	15,188	14,200
Reserve for estimated overpayments from third-party payers	2,790	6,801
Compensation and benefits	5,875	3,231
Income and other taxes	2,434	2,555
Other liabilities	18,244	11,418

	$88,187	$52,827

4. Business combinations and investments

VIE

On August 23, 2019, the Company purchased 285,714 shares of Harbor’s Series C Preferred Stock or 3.1% of fully diluted shares for $1,000. The Company and Harbor entered into an exclusive collaboration agreement for purposes of developing a product for orthopedic uses to be commercialized by the Company and supplied by Harbor. As a result of these transactions, the Company determined that it had a variable interest in Harbor.

The Company accounted for the Harbor investment as a business combination using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on respective fair values. The results of Harbor operations have been included in the accompanying consolidated financial statements subsequent to acquisition date. The Company did not disclose post-acquisition or pro forma losses attributable to Harbor as they did not have a material effect on the Company’s consolidated statements of operations and comprehensive income (loss).

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

Cash and cash equivalents	$1,430
Intellectual property (10-year useful life)	4,834
IPR&D	1,445
Other assets	70
Accounts payable and accrued liabilities	(932)
Other current liabilities	(1,696)
Other long-term liabilities	(697)
Deferred income tax	(266)

Estimated fair value of net assets acquired	4,188
Bioventus purchase price	1,000
Fair value of Harbor’s noncontrolling interest	3,188

$—

On March 27, 2020 two convertible promissory notes to Harbor shareholders totaling $500 were converted into 142,858 of Harbor Series C Preferred Stock and warrants for 428,572 shares of the Harbor common stock exercisable at a price of $1.167 per share with a 5-year exercise period expiring March 27, 2025. Promissory notes of $320 owed to a certain Harbor shareholder were converted into 92,500 of Harbor Series C Preferred Stock at $3.50 per share in November 2020. On October 5, 2020, the Company purchased an additional 285,714 shares of Harbor’s Series C Preferred Stock for $1,000. The Company continues to conclude that it is the primary beneficiary since it controls the significant activities of Harbor through the collaboration agreement. The noncontrolling interest related to Harbor was 91.2% as of December 31, 2020.

The fair value of the Harbor intellectual property and IPR&D was determined using the income approach through an excess earnings analysis, with projected earnings discounted at a rate of 16.5%. The $1,445 of IPR&D consists of research and development progress toward developing a product for orthopedic uses. The fair value of the noncontrolling interest was calculated as estimated fair value of net assets acquired less the Company’s purchase price.

Harbor assets that can only be used to settle Harbor obligations and Harbor liabilities for which creditors do not have recourse to the general credit of the Company are as follows for the years ended December 31:

	2020	2019
Cash and cash equivalents	$803	$1,127
Property and equipment, net	173	60
Intangible assets, net	5,635	6,122
Operating lease assets	178	231
Other assets	74	59

	$6,863	$7,599

Accounts payable and accrued liabilities	$366	$458
Other current liabilities	2,004	2,395
Deferred income tax	—	215
Other long-term liabilities	659	872

	$3,029	$3,940

Nearly all the liabilities assumed are payable to Harbor shareholders. As of December 31, 2019, other current liabilities primarily consisted of $1,845 in promissory notes to various Harbor shareholders and were scheduled to mature on August 31, 2020. These promissory notes were refinanced with additional borrowings in August 2020 and total $1,811 as of December 31, 2020. The Harbor promissory notes carry an 8% interest rate and are due on August 31, 2021 with payments due monthly.

Equity Method

Investments in which the Company can exercise significance influence, but do not control, are recorded under the equity method of accounting and are included in investments and other assets on the consolidated balance sheets. The Company’s share of net earnings or losses is included in other (income) loss within the consolidated statements of operations and comprehensive income (loss) on a quarter lag. The Company evaluates investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. Impairment losses are recorded within earnings within the current period.

On January 30, 2018, the Company purchased 337,397 shares of CartiHeal, a privately held entity, Series F Convertible Preferred Stock or 2.8% of fully diluted shares for $2,500 in cash. The investment does not have a readily determinable fair value. On January 22, 2020, the Company made an additional investment in CartiHeal, through a Simple Agreement for Future Equity (SAFE) by paying cash of $152. On July 15, 2020, CartiHeal completed an equity financing that the Company participated in and as a result, the Company received 12,825 in Series G-1 Preferred Shares and the SAFE terminated.

In addition, on July 15, 2020, the Company entered into an Option and Equity Purchase Agreement with CartiHeal. Under the terms of the agreement, the Company purchased 1,014,267 shares of CartiHeal Series G Preferred Shares for $15,000. As a result, the Company’s equity ownership in CartiHeal increased to 10.03% of its fully diluted shares. The CartiHeal investment, included capitalized transaction costs of $1,427 and the $152 investment in January 2020, totaling $16,579 was recorded as an equity method investment beginning in July 2020, as the Company can exercise significant influence over CartiHeal but does not have control. It is included within investments and other assets on the consolidated balance sheet. The CartiHeal investment carrying value is $18,689 as of December 31, 2020, after recording net losses of $467 incurred during 2020.

The Company will, if needed, purchase an additional 338,089 of CartiHeal Series G Preferred Shares for $5,000, for the completion of a certain study. The Company has an exclusive option to acquire the remaining equity in CartiHeal, which may be exercised at any time up to and within 45 days following notice of the U.S. Food and Drug Administration (FDA) approval for a CartiHeal product currently in development. In addition, upon the same FDA approval, CartiHeal may exercise an option within 45 days that requires the Company to complete the acquisition of the remaining equity in CartiHeal.

5. Financial instruments

2019 Credit Agreement

On December 6, 2019, the Company entered into a $250,000 credit and guaranty agreement (2019 Credit Agreement) with Wells Fargo Bank National Association (Wells), as well as a syndicate of other banks, or Lenders. The 2019 Credit Agreement is comprised of a $200,000 term loan (Term Loan), with an original issue discount (OID) of $666, and a $50,000 revolving facility (Revolver). All obligations under the 2019 Credit Agreement are guaranteed by the Company and certain of the Company’s wholly owned subsidiaries. Substantially all the assets of the Company collateralize the obligations under the 2019 Credit Agreement. The Term Loan and Revolver mature on December 6, 2024 (Maturity).

Term Loan

As of December 31, 2020, $188,378 was outstanding on the Term Loan, net of original issue discount of $524 and deferred financing costs of $1,098. As of December 31, 2020, the Term Loan interest rate including a margin of 2.25% was 2.40%. Scheduled quarterly principal payments are as follows with the final payment of $125,000 at Maturity:

Quarterly payment
2021 and 2022	$3,750
2023 and 2024	$5,000

The Company may voluntarily prepay the Term Loan without premium or penalty upon prior notice. The Company may be required to make additional principal payments on the Term Loan dependent upon the generation of certain cash flow events as defined in the 2019 Credit Agreement. These additional prepayments will be applied to the scheduled installments of principal in direct order of maturity of the Base Rate (BR) portions of the Term Loan first and then the Eurodollar portions of the Term Loan.

The estimated fair value of the Term Loan as of December 31, 2020 was $189,534. The fair value of these obligations was determined using a discounted cash flow model based on current market interest rates available to the Company. These inputs are corroborated by observable market data for similar obligations and are classified as Level 2 instruments within the fair value hierarchy.

Revolver

The Revolver is a five-year revolving credit facility of $50,000 which includes revolving and swingline loans as well as letters of credit (LOC) and, inclusive of all, cannot exceed $50,000 at any one time. LOCs are available in an amount not to exceed $7,500. Revolving loans are due at the earlier of termination or Maturity. Swingline loans are available as BR interest rate option loans only and must be outstanding for at least five days. Swingline loans are due the fifteenth or last day of a calendar month or Maturity whichever is earlier. The Company had increased its cash position by borrowing $49,000 on its Revolver as a precautionary measure to preserve financial flexibility in view of the current uncertainty resulting from the COVID-19 pandemic during the first quarter of 2020. The $49,000 was repaid during the third quarter of 2020. As of December 31, 2020, there was one nominal LOC outstanding leaving approximately $49,912 available.

Interest

The Term Loan and Revolver permits the Company to elect either Eurodollar or BR interest rate options for the entire amount or certain portions of the loans and have interest rates equal to a formula driven base interest rate plus a margin, tied to a leverage ratio. The leverage ratio is the ratio of debt to consolidated EBITDA as defined in the 2019 Credit Agreement, or Bank EBITDA, for four consecutive quarters at the end of each period.

BR portions of the Term Loan have interest due the last day of each calendar quarter-end. Eurodollar portions of the Term Loan have one, two, three or six-month interest reset periods and interest is due on the last day of each three-month period or the last day of the loan term if less than three months. In advance of the last day of the current Eurodollar Loan, the Company may select a new loan type so long as it does not extend beyond Maturity. The outstanding Term Loan has been a Eurodollar Loan since inception and is an auto-renewing one-month loan for setting an interest rate. In addition, the Term Loan has an interest due date concurrent with any scheduled principal repayment or prepayment.

Interest is calculated based on a 360-day year except for BR loans where the base interest is the Wells Prime Rate, in which case it is calculated based on a calendar-day year. The base interest rate for all BR loans is equal to the highest of (a) the Wells Prime Rate, (b) the greater of the Federal Funds Effective Rate or Overnight Bank

Funding Rate plus 1/2% and (c) the Eurodollar Rate for a USD deposit with a maturity of one month plus 1.0%. The base interest rate for all Eurodollar Loans is equal to the rate determined for such day in accordance with the following formula with the Term Loan having a floor of 0%:

LIBOR

1—Eurocurrency Reserve Requirements

Pricing grids are used to determine the loan margins based on the type of loan and the leverage ratio. The initial Eurodollar and BR loans had a margin of 2.25% and 1.25%, respectively. Loan margin is adjusted after the quarterly financial statements are delivered to the lenders in accordance with the pricing grid below:

Leverage ratio	Eurodollar	BR
> 2.50 to 1.00	2.50%	1.50%
>1.50 to 1.00 and < 2.50 to 1.00	2.25%	1.25%
> 1.25 to 1.00 and <1.50 to 1.00	1.75%	0.75%
> 0.75 to 1.00 and <1.25 to 1.00	1.50%	0.50%
< 0.75 to 1.00	1.25%	0.25%

The Revolver includes a commitment fee at 0.25% of the average daily amount of the available revolving commitment, assuming any swingline loans outstanding are $0. There were no swingline loans outstanding as of December 31, 2020. The fee is payable quarterly in arrears on the last day of the calendar quarters and at Maturity. The commitment fee rate is adjusted after the quarterly financial statements are delivered to lenders based on the pricing grid below:

Leverage ratio	Commitment fee rate
> 2.50 to 1.00	0.30%
>1.50 to 1.00 and < 2.50 to 1.00	0.25%
> 1.25 to 1.00 and <1.50 to 1.00	0.20%
> 0.75 to 1.00 and <1.25 to 1.00	0.15%
< 0.75 to 1.00	0.10%

Fees are charged on all outstanding LOCs at an annual rate equal to the margin in effect on Eurodollar revolving loans. A fronting fee of 0.125% per year on the undrawn and unexpired amount of each LOC is payable as well. The fees are payable quarterly in arrears on the last day of the calendar quarters.

As of December 31, 2020, the Company’s effective weighted average interest rate on all outstanding debt, including the commitment fee and interest rate swap, was 2.72%.

Other

The 2019 Credit Agreement contains customary affirmative and negative covenants, including those related to financial reporting and notification, restrictions on the declaration or payment of certain distributions on or in respect of the Company’s equity interests, restrictions on acquisitions, investments and certain other payments, limitations on the incurrence of new indebtedness, limitations on transfers, sales and other dispositions of Company assets, as well as limitations on making changes to the Company’s business and organizational documents. Financial covenant requirements include a maximum debt leverage ratio as well as an interest coverage ratio not less than 3.00 to 1.00 as defined in the 2019 Credit Agreement. As of December 31, 2020, the Company complied with the financial covenants in the 2019 Credit Agreement.

Each Lender may provide an additional Term or Revolving Loan by executing and delivering notice specifying the terms, if doing so would not cause certain undesired events to occur as defined in the 2019 Credit Agreement or extend repayment beyond Maturity. The aggregate amount of all additional borrowings may not exceed the greater of $100,000 and the trailing four quarters Bank EBITDA without the consent of the Lenders holding more than 50% of the total outstanding debt under the 2019 Credit Agreement.

Financing costs

During December 2019, the Company paid financing costs totaling $2,117 in order to refinance our prior term loan facility, that was repaid in full (Prior Credit Agreement). The Company recorded $269 directly to selling, general and administrative expense and the remaining $1,848 was capitalized to the consolidated balance sheet. One lender participating in the Prior Credit Agreement became a lender in the 2019 Credit Agreement and, as a result, $2,985 related to the Prior Credit Agreement was written off and recorded as interest expense. The $269 recorded in selling, general and administrative expense and the $2,985 recorded in interest expense total the $3,252 of loss on debt retirement and modification.

Total capitalized deferred fees for the Term Loan of $1,398 and Revolver of $653 are being amortized to interest expense on a straight-line basis over each of the respective lives, which approximates the effective interest method. The Company recorded $543, $711 and $745 in interest expense associated with these deferred costs for the years ended December 31, 2020, 2019 and 2018, respectively.

Contractual maturities of long-term debt as of December 31, 2020, were as follows:

2021	$15,000
2022	15,000
2023	20,000
2024	140,000
2025 and thereafter	—
Deferred financing costs	(1,098)
Original issue discount	(524)
Total long-term debt	188,378
Less current portion	(15,000)

Total	$173,378

The Company enters into interest rate swap agreements to limit its exposure to changes in the variable interest rate on its long-term debt. On March 26, 2020, the Company entered an interest rate swap agreement with one of its Lenders, which expires in December 2024. The interest rate swap was not designated as a hedge. The Company has no other active derivatives and the swap is carried at fair value on the balance sheet. Refer to Note 7. Fair value measurements for further details regarding the Company’s interest rate swap. There were no outstanding derivatives as of December 31, 2019. Interest expense of $1,599 was recorded within the consolidated statements of operations and comprehensive income (loss) related to the change in fair value of the swap for the year ended December 31, 2020.

The notional value of the swap totaled $100,000 or 52.6%, of the Term Loan outstanding principal at December 31, 2020. The swap locked in the variable portion of the interest rate on the $100,000 notional at 0.64%, with a stated fixed rate of 2.25%. The effective interest rate of the swap was 2.89% as of December 31, 2020.

6. Members’ equity

Members’ equity consisted of the following at December 31:

	2020	2019
Preferred	$168,000	$168,000
Common	113,373	113,373
Profits interest and other equity awards (Refer to Note 9. Equity-based compensation)	3,800	3,774

	$285,173	$285,147

The authorized number of common and preferred units were unlimited. On May 4, 2012, 4,900,000 common units and 5,100,000 preferred units (2012 Preferred Units) were issued. During November 2015, the Company obtained a $50,000 capital contribution from its existing members and 1,490,000 in preferred units were issued (2015 Preferred Units). The common and preferred members have stated rights and privileges, which include, but are not limited to: (1) voting and Company governance, (2) the transfer of membership interests and (3) dissolution and liquidation of the Company.

Each preferred unit carried a priority payout (Liquidation Preference), as defined in the Company’s limited liability company agreement in effect at December 31, 2020. The initial Liquidation Preference for the 2012 and 2015 Preferred Units were $23.14 and $33.57, respectively. The preferred units accrued a distribution right at a rate of 3% per annum and was added annually to the Liquidation Preference. On February 11, 2021, the common and preferred units, including the preferred distribution rights, were converted into Common LLC Interests as discussed in Note 1. Organization and basis of presentation of financial information and no further distribution rights accrued.

The Continuing LLC Owner owned the only Equity Participation Right Unit (EPR Unit). The EPR Unit was junior to the common units and its only entitlement was 0.55% of available distributions arising from the closing of a sale of units representing a percentage interest of more than 66.66%, or the sale of all or substantially all of the assets of the Company, provided such event constitutes a change of control (Distribution Event) as described in Note 7. Fair value measurements. In February 2021, the EPR Unit was redeemed in exchange for $3,327 in connection with the IPO at which time the EPR ceased to exist and all entitlements ended. Refer to Note 17. Subsequent events for further details regarding the impact of the IPO on members’ equity.

7. Fair value measurements

As of December 31, 2020, there were no assets measured at fair value and there were no liabilities measured at fair value using Level 1 inputs. The following table provides information for liabilities measured at fair value on a recurring basis using Level 2 and Level 3 inputs.

	December 31, 2020			December 31, 2019
	Total	Level 2	Level 3	Level 3
Interest rate swap	$1,602	$1,602	$—	$—
Management incentive plan and liability-classified awards	40,303	—	40,303	40,802
Equity Participation Rights	6,101	—	6,101	5,457

Total liabilities	$48,006	$1,602	$46,404	$46,259

Interest rate swap

The Company values interest rate swaps using discounted cash flows. Forward curves and volatility levels are used to estimate future cash flows that are not certain. These are determined using observable market inputs when available and based on estimates when not available. The fair value of the swap was recorded in the Company’s consolidated balance sheets within accrued liabilities. Changes in fair value are recognized as interest expense within the consolidated statements of operations and comprehensive income (loss).

Management incentive plan and liability-classified awards

Prior to the IPO, the Company had operated two-equity-based compensation plans, the Management Incentive Plan (MIP) and the Phantom Profits Interest Plan (Phantom Plan). The estimated fair value reflects assumptions made by management as of December 31, 2020, including the impact of COVID-19 on significant unobservable assumptions, such as the expected timing and volume of elective procedures and the impact of these procedures on future revenues which impact the equity value. However, the actual amount ultimately paid could be higher or lower than the fair value. The Company has classified $11,054 as accrued equity-based compensation and $29,249 as accrued equity-based compensation, less current portion as of December 31, 2020. Any changes in fair value are recorded as an operating expense and included within selling, general administrative expense and research and development expense on the consolidated statement of operations and comprehensive income (loss) based upon the classification of the employee.

The following table provides a reconciliation of the beginning and ending balances for the MIP and liability-classified awards at fair value using significant unobservable inputs or Level 3:

Balance at December 31, 2018	$33,063
Initial estimate (vesting)	5,464
Forfeitures	(1,013)
Change in fair value	6,290
Payment	(3,002)

Balance at December 31, 2019	40,802
Initial estimate (vesting)	4,734
Forfeitures	(1,298)
Change in fair value	6,641
Payment	(10,576)

Balance at December 31, 2020	$40,303

In June 2020, the sole MIP awardee exercised the right to force a cash settlement for 150,252 of the 333,330 vested units resulting in a payment of $6,329. The remaining 183,078 units were settled for $10,802 in February 2021.

EPR Unit

Prior to the IPO, after which the EPR ceased to exist and all entitlements ended, the Continuing LLC owners owned the only EPR Unit and its only entitlement was 0.55% of available distributions arising from a Distribution Event. The estimated fair value reflects assumptions made by management as of December 31, 2020, including potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. The fair value of the EPR Unit was recorded in the Company’s consolidated balance sheets as other long-term liabilities. The revaluation for the EPR liability is recognized in interest expense on the consolidated statements of operations and comprehensive income (loss).

The following table provides a reconciliation of the beginning and ending balances for the EPR Unit at fair value using significant unobservable inputs Level 3:

Balance at December 31, 2018	$4,892
Change in fair value	565

Balance at December 31, 2019	5,457
Change in fair value	644

Balance at December 31, 2020	$6,101

The Company estimated the fair value of the Plans and EPR Unit using a Monte Carlo simulation. This fair value measurement is based on significant inputs that are unobservable in the market, and thus represents a Level 3 measurement. The key assumptions used in applying the valuation model include the Company’s equity value, the expected timing until a liquidity event, applicable discount rates applied, and equity volatility. In addition, for the EPR Unit, the estimated accrued preferred distribution at the liquidity event date totaling $43,854 as of December 31, 2020 as it is senior in order of payment. Significant changes in these assumptions could result in a significantly higher or lower fair value.

The following table provides a range of key assumptions used within the valuation of the awards as of December 31, 2020:

Valuation technique	Unobservable inputs	Range	Weighted Average
Option pricing approach	Time to liquidity event	0.4	0.4
	Risk free rate	0.10%	0.10%
	Equality volatility	35.13% - 101.25%	50.0%
	Equity value	$1,065,000 - $1,240,000	$1,145,000
	Lack of marketability discount	7.0%	7.0%

8. Restructuring costs

Restructuring costs are not allocated to the Company’s reportable segments as they are not part of the segment performance measures regularly reviewed by management. These charges are included in restructuring expenses in the consolidated statement of operations and comprehensive income (loss).

In the fourth quarter of 2020 and 2018, the Company adopted restructuring plans to improve the performance of International operations, principally through headcount reduction and closing offices in certain countries as the Company shifts to an indirect distribution model in these countries. The plans were completed in 2020 and 2019, respectively, and the Company recorded total pre-tax charges of $563, $575 and $1,373 primarily related to severance for the years ended December 31, 2020, 2019 and 2018, respectively. The Company’s costs totaled $563 for the 2020 plan and $1,948 for the 2018 plan.

The Company’s restructuring charges and payments for all plans are comprised of the following:

	Employee severance and temporary labor costs	Other charges	Total
Balance at December 31, 2018	$997	$206	$1,203
Expenses incurred	491	84	575
Payments made	(1,488)	(290)	(1,778)
Balance at December 31, 2019	—	—	—
Expenses incurred	408	155	563
Payments made	(242)	(74)	(316)

Balance at December 31, 2020	$166	$81	$247

9. Equity-based compensation

Equity-based compensation plans

The Company operated two equity-based compensation plans, the MIP and the Phantom Plan (the Plans) prior to the IPO. The awards granted under both plans represented a non-managing, non-voting interest in the Company designed for grantees to share in the future appreciation of the value of the Company. Awards granted under the MIP Plan and the 2015 Phantom Units are liability-classified and the 2012 Phantom Units are equity-classified. On February 11, 2021, in conjunction with the IPO, the Plans were terminated and there were no further awards, under the Plans. As a result, the New LLC Owner assumed the obligations of the Company’s Phantom Plan awards on February 10, 2021.

The awards granted under the MIP fully vested at December 2, 2017. There were no MIP awards granted for the years ended December 31, 2020, 2019 and 2018. In June 2020, the sole MIP awardee exercised the right to force a cash settlement for 150,252 of the 333,330 vested units resulting in a payment of $6,329. As of December 31, 2020 and 2019, respectively, there were 183,078 and 333,330 vested awards outstanding both with a grant date fair value of $4.89.

Profits interest compensation of $10,103, $10,844 and $14,325 for all plans, was recognized for the years ended December 31, 2020, 2019 and 2018 respectively. The expense is included in selling, general and administrative expense and research and development expense on the consolidated statement of operations and comprehensive income (loss) based upon the classification of the employee. As of December 31, 2020, there was approximately $9,741 of unrecognized compensation expense to be recognized over a weighted-average period of 1.3 years.

A summary of the award activity of the Phantom Plan for the year ended December 31, 2020 is as follows (number of awards in thousands):

	2012 Phantom Units		2015 Phantom Units
(awards in thousands)	Number of awards	Weighted average grant-date fair value	Number of awards	Weighted average grant-date fair value
Outstanding at December 31, 2019	658	$5.72	1,139	$10.24
Granted	—	$—	553	$10.29
Converted to cash	—	$—	(146)	$6.45
Forfeited	—	$—	(124)	$12.98

Outstanding at December 31, 2020	658	$5.72	1,422	$10.41

Awards vested at December 31, 2020	658	$5.72	495	$8.15

There were no 2012 Phantom Unit awards granted in 2019. The weighted average grant date fair value per Other Phantom Unit awards granted in the year ended December 31, 2019 was $15.31.

	2012 Phantom Units		2015 Phantom Units
(awards in thousands)	Number of awards	Weighted average grant-date fair value	Number of awards	Weighted average grant-date fair value
Nonvested at December 31, 2019	2	$10.01	667	$12.71
Vested during 2020	2	$10.01	147	$10.81
Nonvested at December 31, 2020	—	$—	927	$11.62

The total fair value of 2012 Phantom Unit awards vested in the year ended December 31, 2020 was nominal. The total fair value of Other Phantom Unit awards vested in the year ended December 31, 2020 was $4,703.

Defined contribution plans

The Company has various defined contribution plans or plans that share profit which are offered in Canada, Germany, the Netherlands and the United Kingdom. These plans are required by local laws or regulations in some cases. Contributions are primarily discretionary, except in some countries where contributions are contractually required. These plans cover substantially all eligible employees in the countries where the plans are offered either voluntarily or statutorily.

In the U.S., the Company provides a 401(k) defined contribution plan (U.S. Plan) that covers substantially all U.S. employees that meet minimum age requirements. The Company matches 50% of the employees’ contribution up to 6% of the employees’ wages. The Company also contributes 4.5% of the employees’ wages to the U.S. Plan. The 4.5% Company contribution was suspended in May 2020 due to the COVID-19 crisis and reinstated in late December 2020.

For the years ended December 31, 2020, 2019 and 2018, Company contributions totaled $3,379, $5,401 and $5,462 respectively, for all global plans. The expense is included in cost of sales, selling, general and administrative expense and research and development expense on the consolidated statement of operations and comprehensive income (loss) based upon the classification of the employee.

10. Income taxes

The components of net income from continuing operations before taxes for the years ended December 31 are as follows:

	2020	2019	2018
Taxable subsidiaries:
Domestic	$306	$2,679	$2,925
Foreign	387	2,967	(1,393)

	693	5,646	1,532
Other domestic subsidiaries	15,221	4,043	4,575

Income from continuing operations before income taxes	$15,914	$9,689	$6,107

	2020	2019	2018
Federal income taxes:
Current	$782	$932	$891
Deferred	(508)	(345)	(294)
Foreign income taxes:
Current	707	815	472
Deferred	—	—	180
State income taxes:
Current	214	177	380
Deferred	(3)	(3)	(1)
Change in tax rates - deferred	—	—	36

Income tax expense	$1,192	$1,576	$1,664

The differences between the effective income tax rate and the federal statutory income tax rates for the years ended December 31 by taxable and other subsidiaries are as follows:

	2020	2019	2018
U.S. statutory federal corporate income tax rate	21.0%	21.0%	21.0%
LLC flow-through structure	(20.1)	(8.8)	(15.7)
State and local income taxes, net of federal benefit	1.5	2.4	7.3
Foreign rate differential	1.2	1.7	11.5
Provision to return adjustment	3.9	—	3.1

Effective income tax rate	7.5%	16.3%	27.2%

The Company’s effective tax rate differs from statutory rates primarily due to Bioventus LLC’s pass-through structure for U.S. income tax purposes while being treated as taxable in certain states and various foreign jurisdictions as well as for certain subsidiaries. In addition, certain states assess income taxes on pass-through structures.

Deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of the deferred taxes were as follows:

	2020	2019
Deferred tax assets:
Net operating losses	$3,874	$3,530
Tax credit carryforwards and other	696	390
Gross deferred tax assets	4,570	3,920
Valuation allowance	(2,993)	(2,423)

Total deferred tax assets	1,577	1,497

Deferred tax liability:
Acquired intangible	4,939	5,371

Net deferred tax liability	$3,362	$3,874

The Company assesses the need for a valuation allowance against our deferred tax assets. A valuation allowance of $2,822, has been applied to all of Harbor’s deferred tax assets. The Company also has a valuation allowance of $171 representing the entire balance of deferred tax assets relating to our international operations. These valuation allowances were recorded as the Company believes it is more-likely-than-not that it will receive future benefit. At December 31, 2020, the Company had federal and state net operating loss carryforwards related to Harbor of $25,537 expiring at various dates from 2021 through 2037 and approximately $2,141 with no expiration date.

The Company evaluates its tax positions in accordance with the recognition and measurement provisions of ASC 740-10 (“FIN 48”) and in accordance with that guidance, has determined that a reserve for any significant uncertain tax positions is not needed as of December 31, 2020 and 2019.

Under current tax law, the utilization of tax attributes will be restricted if an ownership change, as defined, were to occur. Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, provides, in general, that if an “ownership change” occurs with respect to a corporation with net operating and other loss carryforwards, such carryforwards will be available to offset taxable income in each taxable year after the ownership change only up to the “Section 382 Limitation” for each year. The Company’s ability to use its loss carryforwards will be limited in the event of an ownership change.

During the year ended December 31, 2018, Dutch income taxes were imposed on a negotiated percentage of sales. The Company has an agreement with the Dutch taxing authorities where the Company’s Netherlands subsidiary will incur but not have to pay income taxes in years when the subsidiary is operating at a loss.

Minimal tax related interest and penalties were incurred for the years ended December 31, 2020 and 2019. The Company is subject to audit by various taxing jurisdictions for the years 2015 through 2020.

11. Related-party transactions

The Company made cash tax distributions of $19,886, $9,137 and $7,846 to its members in an amount equal to approximately 40% of the members’ estimated taxable income for the years ended December 31, 2020, 2019 and 2018, respectively. At December 31, 2020 and December 31, 2019, there were tax distributions payable to tax authorities on the members’ behalf totaling $541 and $473, respectively, and nominal tax distributions payable to the members.

12. Commitments and contingencies

Leases

The Company leases its office facilities as well as other property, vehicles and equipment under operating leases. The Company also leases certain office equipment under finance leases. The remaining lease terms range from 3 months to 8 years.

The components of lease cost were as follows:

	2020	2019
Operating lease cost	$2,610	$2,529
Short-term lease cost*	388	358

Total lease cost	$2,998	$2,887

*Includes	variable lease cost and sublease income, which are immaterial.

Supplemental cash flow information and non-cash activity related to leases were as follow:

	2020	2019
Cash paid for amounts included in the measurement of operating lease liabilities:	$2,567	$2,343
Right-of-use assets obtained in exchange for operating lease obligations:	$1,497	$5,016

Current and noncurrent operating and finance lease liabilities are included in other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheet. Other balance sheet information related to leases are as follows:

	2020	2019
Operating lease assets	$14,961	$15,267

Operating lease liabilities—current	$1,960	$1,814
Operating lease liabilities—noncurrent	14,108	14,513

Total operating lease liabilities	$16,068	$16,327

Weighted average remaining operating lease term in years	7.2	8.0
Weighted average discount rate for operating leases	5.0%	5.0%

Maturities of lease liabilities as of December 31, 2020 were as follows:

Operating leases
2021	$2,714
2022	2,645
2023	2,460
2024	2,476
2025	2,569
Thereafter	6,281

Total future lease payments	19,145
Less imputed interest	(3,077)

Present value of future lease payments	$16,068

OIG’s Provider Self-Disclosure

The Company identified non-compliance with certain U.S. federal statutes and requirements governing the Medicare program in 2018 related to improper completion of Certificate for Medical Necessity (CMN) forms and in November 2018 made a voluntary self-disclosure to the Office of Inspector General of the U.S. Department of Health and Human Services (OIG) pursuant to the OIG’s Provider Self-Disclosure Protocol related to this matter. After settlement discussions with the Office of the United States Attorney in the Middle District of North Carolina (USAO) and OIG, on January 15, 2021, the Company reached a settlement agreement with the USAO and the OIG with respect to the submission of Medicare claims that did not meet CMS coverage requirements and for which the Company’s sales representatives completed Section B of the CMN form. On February 22, 2021, the Company finalized all terms related to the settlement and entered into a formal settlement agreement with the USAO and OIG consistent with the previous agreement in principle and which included releases from associated False Claims Act liability and further Civil Monetary Penalties that are customary in self-disclosures of this type and resolved the potential liability related to the Company’s self-disclosure for $3,600, of which $2,400 had previously been paid. The remaining $1,200 net settlement amount due under the agreement was recorded in accrued liabilities within the consolidated balance sheets as of December 31, 2020 and paid on February 23, 2021. Refer to Note 17. Subsequent events for further details regarding the resolution.

Reserve for estimated overpayments from all third-party payers

The Company maintains a reserve for reimbursement claims related to its Minimally Invasive Fracture Treatment product that may have been processed for payment by the Company without adequate medical records support. The Company held a reserve of $2,790 and $6,801 at December 31, 2020 and 2019, respectively for these amounts. The Company refunded Medicare $1,519 and $7,458 during the years ended December 31, 2020 and 2019, respectively, related to known and estimated overpayments for medical necessity included in this reserve for periods through December 31, 2019. Certain of these overpayments were identified as potential overpayments in the Company’s OIG self-disclosure in November 2018. The Company’s reserve was estimated using extrapolation of an error rate from a statistical sample, which represents the Company’s best estimate as of the date of the financial statements, but because of the uncertainty inherent in such estimates, the ultimate resolution may be materially different.

Product recall

In December 2020, we voluntarily recalled our ultrasound gel, an accessory to the Minimally Invasive Fracture Treatment product. We have incurred, and expect to incur in the future, costs associated with this recall. Based on the information that has been received, we have estimated the probable loss related to this recall globally to be approximately $1,684. We have recorded reserves representing the probable loss within accrued liabilities on the consolidated balance sheet. The final outcome of this recall is dependent on many factors that are difficult to predict.

Other matters

On August 23, 2019, the Company and Harbor entered into an exclusive collaboration agreement for purposes of developing a product for orthopedic uses to be commercialized by the Company and supplied by Harbor. As part of the agreement a third-party license was assigned to us and the Company is subject to a 3% royalty on certain commercial sales, or a nominal minimum amount per quarter, beginning in 2023. The Company is obligated to pay up to $6,000 upon achieving certain milestones. Unless earlier terminated, the agreement will remain in effect until the earlier of 8 years or until the payment of certain milestones are met.

On May 29, 2019, the Company and Musculoskeletal Transplant Foundation, Inc. d/b/a MTF Biologics (MTF), entered into a collaboration and development agreement to develop one or more products for orthopedic application to be commercialized by the Company and supplied by MTF. The first phase has been completed. Additional fees for the subsequent phases will be determined as the development work progresses. The Development Agreement continues until the date when the parties execute a supply agreement for the commercial products.

On December 9, 2016, the Company entered into an amended and restated license agreement for the exclusive U.S. distribution and commercialization rights of a single injection OA product with the supplier of the Company’s single injection OA product for the non-U.S. market. The agreement requires the Company to meet annual minimum purchase requirements and pay royalties on net sales. Royalties related to this agreement totaled $10,021, $7,622 and $3,082 for the years ended December 31, 2020, 2019 and 2018 respectively, and are included in cost of sales on the consolidated statement of operations and comprehensive income (loss).

As part of a supply agreement entered on February 9, 2016 for the Company’s three injection OA product, the Company is subject to annual minimum purchase requirements for ten years. After the initial ten years, the agreement will automatically renew for an additional five years unless terminated by the Company or the seller in accordance with the agreement.

As part of a supply agreement for the Company’s five injection OA product, that was amended and restated on December 22, 2020, the Company is subject to annual minimum purchase requirements for eight years.

The Company has an exclusive license agreement for bioactive bone graft putty. The Company is required to pay a royalty on all commercial sales revenue from the license products with a minimum annual royalty payment through 2023, the date the agreement will expire, upon the expiration of the patent held by the licensor. These royalties are included in cost of sales on the consolidated statement of operations and comprehensive income (loss).

From time to time, the Company causes LOCs to be issued to provide credit support for guarantees, contractual commitments and insurance policies. The fair values of the LOCs reflect the amount of the underlying obligation and are subject to fees payable to the issuers, competitively determined in the marketplace. As of December 31, 2020 and 2019, the Company had one LOC outstanding for a nominal amount.

The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services and ownership of property. These policies provide coverage for a variety of potential losses, including loss or damage to property, bodily injury, general commercial liability, professional errors and omissions and medical malpractice. The Company is self-insured for health insurance covering most of its employees located in the United States. The Company maintains stop-loss insurance on a “claims made” basis for expenses in excess of $150 per member per year.

In the normal course of business, the Company periodically becomes involved in various claims and lawsuits, and governmental proceedings and investigations that are incidental to the business. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state and local governmental agencies in the U.S. and in other jurisdictions in which the Company and its affiliates operate. As a result, interaction with governmental agencies is ongoing. The Company’s standard practice is to cooperate with regulators and investigators in responding to inquiries. The outcomes of legal actions are not within the Company’s complete control and may not be known for extended periods of time. Other than the matters discussed above, management of the Company, after consultation with legal counsel, does not believe there are any unrecorded matters that will have a material adverse effect upon the Company’s financial statements.

13. Net income (loss) per unit

The following table presents the computation of basic and diluted net income (loss) per unit for the years ended December 31 as follows:

	2020	2019	2018
Net income from continuing operations	$14,722	$8,113	$4,443
Loss attributable to noncontrolling interest	1,689	553	—

	$16,411	$8,666	$4,443

Net income from continuing operations attributable to unit holders	$16,411	$8,666	$4,443
Accumulated and unpaid preferred distributions	(6,133)	(5,955)	(5,781)
Net income allocated to participating shareholders	(5,895)	(1,555)	—

Net income (loss) from continuing operations attributable to common unit holders	4,383	1,156	(1,338)
Loss from discontinued operations, net of tax	—	1,815	16,650

Net income (loss) attributable to common unit holders	$4,383	$(659)	$(17,988)

Net income (loss) per unit attributable to common unit holders - basic and diluted
Net income (loss) from continuing operations	$0.89	$0.24	$(0.27)
Loss from discontinued operations, net of tax	—	0.37	3.40

Net income (loss) attributable to common unit holders	$0.89	$(0.13)	$(3.67)

Weighted average common units outstanding, basic and diluted	4,900,000	4,900,000	4,900,000

The computation of diluted earnings per unit for the years ended December 31, 2020, 2019 and 2018 excludes the effect of the 6,590 potential common units that would be issued upon the conversion of preferred units. The effect of these units would be antidilutive due to the impact of the accumulated and unpaid preferred distributions as well as the Company being in a net loss position for the years ended December 31, 2019 and 2018.

14. Net Sales

The Company attributes net sales to external customers to the U.S. and to all foreign countries based on the location from which the sale originated. The following table presents our net sales by segment disaggregated by geographic markets and major products (Vertical) for the years ended December 31 as follows:

	2020	2019	2018
Primary geographic markets:
U.S.	$293,697	$305,072	$282,895
International	27,464	35,069	36,282

Total net sales	$321,161	$340,141	$319,177

Vertical:
OA joint pain treatment and joint preservation	$171,178	$182,082	$155,576
Minimally invasive fracture treatment	88,624	103,504	121,032
Bone graft substitutes	61,359	54,555	42,569

Total net sales	$321,161	$340,141	$319,177

15. Segments

Segment information by asset is not disclosed as it is not reviewed by the CODM or used to allocate resources or to assess the operating results and financial performance. We believe EBITDA, adjusted for additional non-operational factors disclosed in the table below, or Adjusted EBITDA, is a key measure for internal reporting. Adjusted EBITDA should not be considered in isolation or as a substitute for consolidated net income (loss) attributable to the Company, the most closely analogous U.S. GAAP measure. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. The following table presents segment adjusted EBITDA reconciled to income from continuing operations before income taxes for the years ended December 31 as follows:

	2020	2019	2018
Segment adjusted EBITDA from continuing operations
U.S.	$69,252	$71,673	$67,480
International	3,191	7,515	4,691
Depreciation and amortization	(28,643)	(30,316)	(29,238)
Interest expense	(9,751)	(21,579)	(19,171)
Equity compensation	(10,103)	(10,844)	(14,325)
COVID-19 benefits, net	4,123	—	—
Succession and transition charges	(5,609)	—	—
Restructuring costs	(563)	(575)	(1,373)
Foreign currency impact	117	(8)	(234)
Equity loss in unconsolidated investments	(467)	—	—
Other non-recurring costs	(5,633)	(6,177)	(1,723)

Income from continuing operations before income taxes	$15,914	$9,689	$6,107

16. Discontinued operations

In December 2018, the Company, under the direction and authority of the Company’s Board of Managers, committed to shut down the bone morphogenetic protein (BMP) research and development program, which had been reported as its own segment in previous years. Substantially all operations, including project close documentation, contract termination, vacating the facility and ultimately the termination of the employees, ceased by March 2019 and as a result the BMP research and development program met the criteria for discontinued operations. The Company sold the remaining $172 held for sale asset and paid the remaining $400 accrued liability from the BMP research and development program during the year ended December 31, 2020.

The following table summarizes the statement of operations and comprehensive income (loss) from discontinued operations for the years ended December 31:

	2019	2018
Research and development expense	$1,773	$7,127
Loss on disposal	52	9,638
Income tax benefit	(10)	(115)

Loss from discontinued operations, net of tax	$1,815	$16,650

17. Subsequent events

Investment

On January 4, 2021, the Company made a convertible debt investment of $1,500 in a medical device company.

Recapitalization

On February 16, 2021, the following Transactions occurred.

•

The Company amended and restated its limited liability company agreement (New LLC Agreement) to, among other things, (i) provide for the new single class of common membership interests in the Company as discussed in Note 1. Organization and basis of presentation for financial information; (ii) exchange all of the then existing membership interests of the common and preferred unit holders (Original LLC Owners) for Common LLC Interests and (ii) appoint the New LLC Owner as the sole managing member of the Company. The amendment resulted in the Company’s common and preferred units, including the preferred distribution rights, being converted into 47,625,326 Common LLC Interests.

•

The New LLC Owner amended and restated its certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock, each share of which entitles its holders to one vote per share on all matters presented to the New LLC Owner’s stockholders and (ii) issue 15,786,737 shares of Class B common stock to the Continuing LLC Owner, on a one-to-one basis with the number of LLC Interests it owns. While the Class B common stock holds voting rights it holds no economic interest in the New LLC Owner.

•	The New LLC Owner acquired, by merger, the Former LLC Owners and upon consummation of the merger, owned 31,838,589 Common LLC Interests.

•

The New LLC Owner closed an IPO of 9,200,000 shares of Class A common stock at a public offering price of $13.00 per share. The New LLC Owner received $111,228 in proceeds, net of underwriting discounts and commissions, which was used to make a capital contribution to the Company in exchange for 9,200,000 Common LLC Interests of the Company at a price per interest equal to the IPO price of $13.00.

Subsequent to the Transactions, the New LLC Owner owns 41,038,589 Common LLC Interests or 72.2% of the Company and the Continuing LLC Owner owns 15,786,737 or 27.8%. The New LLC Owner has a majority economic interest, the sole voting interest in, and controls the management of the Company. As a result, the New LLC Owner will consolidate the financial results of the Company and will report a non-controlling interest representing the interests owned by the Continuing LLC Owner.

The New LLC Agreement requires that the Company, at all times, maintain (i) a one-to-one ratio between the number of shares of Class A common stock issued by the New LLC Owner and the number of Common LLC Interests owned by the New LLC Owner and (ii) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owner and the number of LLC Interests owned by the Continuing LLC Owner.

On February 22, 2021, the Company finalized all terms related to a settlement agreement with the USAO and the OIG with respect to the submission of Medicare claims that did not meet CMS coverage requirements and for which our sales representatives completed Section B of the CMN forms. The Company entered into a formal settlement agreement with the USAO and OIG which included releases from associated False Claims Act liability and further Civil Monetary Penalties that are customary in self-disclosures of this type and resolved the potential liability related to the Company’s self-disclosure in this matter for $3,600, of which $2,400 has already been paid through the Company’s 2019 return of overpayments described previously. The remaining $1,200 net settlement amount due under the agreement was recorded in accrued liabilities within the consolidated balance sheets as of December 31, 2020 and was paid on February 23, 2021.

Bioventus Inc.

Consolidated condensed statements of operations and comprehensive (loss) income

Three and six months ended July 3, 2021 and June 27, 2020

(Amounts in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Net sales	$109,816	$58,017	$191,594	$136,662
Cost of sales (including depreciation and amortization of $5,618, $5,292, $10,854 and $10,599 respectively)	33,503	17,668	55,725	39,077

Gross profit	76,313	40,349	135,869	97,585
Selling, general and administrative expense	69,050	40,533	103,736	80,809
Research and development expense	4,836	2,596	5,783	4,742
Change in fair value of contingent consideration	641	—	641	—
Depreciation and amortization	1,852	1,813	3,777	3,638
Impairment of variable interest entity assets	5,674	—	5,674	—

Operating (loss) income	(5,740)	(4,593)	16,258	8,396
Interest expense (income)	1,681	2,834	(1,195)	5,215
Other expense (income)	1,645	(1,337)	2,064	(1,254)

Other expense	3,326	1,497	869	3,961

(Loss) income before income taxes	(9,066)	(6,090)	15,389	4,435
Income tax expense (benefit)	1,714	(110)	1,641	(71)

Net (loss) income	(10,780)	(5,980)	13,748	4,506
Loss attributable to noncontrolling interest	6,654	214	7,062	672

Net (loss) income attributable to Bioventus Inc.	$(4,126)	$(5,766)	$20,810	$5,178

Net (loss) income	$(10,780)	$(5,980)	$13,748	$4,506
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustments	23	213	(859)	(256)

Comprehensive (loss) income	(10,757)	(5,767)	12,889	4,250
Comprehensive loss attributable to noncontrolling interest	6,648	214	6,882	672

Comprehensive (loss) income attributable to Bioventus Inc.	$(4,109)	$(5,553)	$19,771	$4,922

Loss per share of Class A common stock, basic and diluted(1):	$(0.10)		$(0.12)

Weighted-average shares of Class A common stock outstanding, basic and diluted(1):	41,805,347		41,802,840

(1)

Per share information for the six months ended July 3, 2021 represents loss per share of Class A common stock and weighted-average shares of Class A common stock outstanding from February 16, 2021 through July 3, 2021, the period following Bioventus Inc.’s initial public offering and related transactions described in Note 1. Organization and Note 7. Earnings per share within the Notes to the Unaudited Condensed Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Bioventus Inc.

Consolidated condensed balance sheets as of July 3, 2021 (Unaudited) and December 31, 2020

(Amounts in thousands, except share and per share data)

	July 3, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$136,065	$86,839
Restricted cash	2,003	—
Accounts receivable, net	102,029	88,283
Inventory	34,020	29,120
Prepaid and other current assets	15,943	7,552

Total current assets	290,060	211,794
Property and equipment, net	8,960	6,879
Goodwill	52,135	49,800
Intangible assets, net	257,848	191,650
Operating lease assets	17,669	14,961
Deferred tax assets	481	—
Investment and other assets	19,483	19,382

Total assets	$646,636	$494,466

Liabilities and Stockholders’ and Members’ Equity
Current liabilities:
Accounts payable	$9,881	$4,422
Accrued liabilities	105,246	88,187
Accrued equity-based compensation	10,875	11,054
Current portion of long-term debt	15,000	15,000
Current portion of contingent consideration	13,220	—
Other current liabilities	3,964	3,926

Total current liabilities	158,186	122,589
Long-term debt, less current portion	166,084	173,378
Accrued equity-based compensation, less current portion	—	29,249
Deferred income taxes	48,410	3,362
Contingent consideration, less current portion	30,421	—
Other long-term liabilities	24,171	21,728

Total liabilities	427,272	350,306
Commitments and contingencies (Note 8)
Stockholders’ and Members’ Equity:
Members’ equity	—	144,160
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 0 shares issued
Class A common stock, $0.001 par value 250,000,000 shares authorized, 41,062,652 shares issued and outstanding	41	—
Class B common stock, $0.001 par value, 50,000,000 shares authorized, 15,786,737 shares issued and outstanding	16	—
Additional paid-in capital	146,199	—
Accumulated deficit	(5,167)	—
Accumulated other comprehensive income	468	—

Total stockholders’ equity attributable to Bioventus Inc. and members’ equity	141,557	144,160
Noncontrolling interest	77,807	—

Total stockholders’ and members’ equity	219,364	144,160

Total liabilities and stockholders’ and members’ equity	$646,636	$494,466

The accompanying notes are an integral part of these consolidated financial statements.

Bioventus Inc.

Consolidated condensed statements of changes in stockholders’ and members’ equity

Three and six months ended July 3, 2021 and June 27, 2020

(Amounts in thousands, except share data)

(Unaudited)

Three Months Ended July 3, 2021

	Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In - Capital	Accumulated other comprehensive income	Accumulated Deficit	Non- controlling interest	Total Stockholders’ and members’ equity
Balance at Balance at April 3, 2021	41,038,589	$41	15,786,737	$16	$142,923	$451	$(1,041)	$77,892	$220,282
Issuance of Class A common stock	24,063	—	—	—	314	—	—	—	314
Distribution of Continuing LLC Owner	—	—	—	—	(1,393)	—	—	1,319	(74)
Net loss	—	—	—	—	—	—	(4,126)	(6,654)	(10,780)
Deconsolidation of variable interest entity	—	—	—	—	—	—	—	3,746	3,746
Equity based compensation	—	—	—	—	4,355	—	—	1,498	5,853
Translation adjustment	—	—	—	—	—	17	—	6	23

Balance at July 3, 2021	41,062,652	$41	15,786,737	$16	$146,199	$468	$(5,167)	$77,807	$219,364

Three Months Ended June 27, 2020

Members’ equity
Balance at Balance at March 28, 2020	$155,590
Distribution to members	(8,032)
Net loss	(5,980)
Translation adjustment	213

Balance at June 27, 2020	$141,791

Six Months Ended July 3, 2021

		Class A Common Stock		Class B Common Stock
	Members’ equity	Shares	Amount	Shares	Amount	Additional Paid-In - Capital	Accumulated other comprehensive income	Accumulated Deficit	Non- controlling interest	Total Stockholders’ and members’ equity
Balance at December 31, 2020	$144,160	—	$—	—	$—	$—	$—	$—	$—	$144,160
Refund from members	123	—	—	—	—	—	—	—	—	123
Other equity forfeiture	(39)	—	—	—	—	—	—	—	—	(39)
Net income prior to Organizational Transactions	25,977	—	—	—	—	—	—	—	—	25,977
Translation adjustment prior to Organizational Transactions	(1,507)	—	—	—	—	—	—	—	—	(1,507)
Effect of Organizational Transactions	(168,714)	31,838,589	32	15,786,737	16	33,623	—	—	79,119	(55,924)
Initial public offering, net of offering costs	—	9,200,000	9	—	—	106,441	—	—	—	106,450
Issuance of Class A common stock		24,063	—			314				314
Distribution to Continuing LLC Owner	—	—	—	—	—	—	—	—	(191)	(191)
Net loss subsequent to Organizational Transactions	—	—	—	—	—	—	—	(5,167)	(7,062)	(12,229)
Deconsolidation of variable interest entity		—		—					3,746	3,746
Equity based compensation subsequent to Organizational Transactions	—	—	—	—	—	5,821	—	—	2,015	7,836
Translation adjustment subsequent to Organizational Transactions	—	—	—	—	—	—	468	—	180	648

Balance at July 3, 2021	$—	41,062,652	$41	15,786,737	$16	$146,199	$468	$(5,167)	$77,807	$219,364

Six Months Ended June 27, 2020

Members’ equity
Balance at December 31, 2019	$145,617
Profits interest forfeiture	(12)
Distribution to members	(8,713)
Debt conversion	649
Net income	4,506
Translation adjustment	(256)

Balance at June 27, 2020	$141,791

The accompanying notes are an integral part of these consolidated financial statements.

Bioventus Inc.

Consolidated condensed statements of cash flows

Six months ended July 3, 2021 and June 27, 2020

(Amounts in thousands)

(Unaudited)

	Six Months Ended
	July 3, 2021	June 27, 2020
Operating activities:
Net income	$13,748	$4,506
Adjustments to reconcile net income to net cash provided by (used in) operating activities from continuing operations:
Depreciation and amortization	14,663	14,513
(Recovery) provision for expected credit losses	(359)	1,162
Equity-based compensation from 2021 Stock Incentive Plan	7,797	—
Profits interest plan, liability-classified and other equity awards compensation	(24,356)	(6,771)
Change in fair value of contingent consideration	641	—
Change in fair value of interest rate swap	(1,310)	2,001
Change in fair value of Equity Participation Rights unit	(2,774)	(788)
Impairments related to variable interest entity	7,043	—
Other, net	(255)	(134)
Changes in operating assets and liabilities:
Accounts receivable	(9,370)	16,631
Inventories	3,913	(6,329)
Accounts payable and accrued expenses	2,917	1,587
Other current assets and liabilities	(13,011)	(867)

Net cash from operating activities	(713)	25,511
Investing activities:
Purchase of Bioness, Inc, net of cash acquired	(45,790)	—
Purchase of property and equipment	(2,642)	(1,050)
Other	(864)	(152)

Net cash from investing activities	(49,296)	(1,202)
Net cash from investing activities - discontinued operations	—	172

Net cash from investing activities	(49,296)	(1,030)
Financing activities:
Proceeds from issuance of Class A common stock sold in initial public offering, net of underwriting discounts and offering costs	107,777	—
Proceeds from issuance of Class A and B common stock	330	—
Borrowing on revolver	—	49,000
Payments on long-term debt	(7,500)	(2,500)
Refunds (distributions) - members	813	(9,075)
Other, net	(11)	—

Net cash from financing activities	101,409	37,425
Effect of exchange rate changes on cash	(171)	(186)

Net change in cash, cash equivalents and restricted cash	51,229	61,720
Cash, cash equivalents and restricted cash at the beginning of the period	86,839	64,520

Cash, cash equivalents and restricted cash at the end of the period	$138,068	$126,240

Supplemental disclosure of noncash investing and financing activities
Accrued member distributions	$305	$787

Accounts payable for purchase of property, plant and equipment	$695	$14

The accompanying notes are an integral part of these consolidated financial statements.

Bioventus Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except unit, share, per unit and per share data)

1. Organization

The Company

Bioventus Inc. (the Company, we, us or our) was formed as a Delaware corporation for the purpose of facilitating an initial public offering (IPO) and other related transactions in order to carry on the business of Bioventus LLC and its subsidiaries (BV LLC). The Company is headquartered in Durham, North Carolina. BV LLC, is a limited liability company formed under the laws of the state of Delaware on November 23, 2011 and operates as a partnership. BV LLC commenced operations in May 2012. BV LLC is a global medical device company, conducting business in various countries, primarily in North America and Europe, with approximately 900 employees. The Company is focused on developing and commercializing clinically differentiated, cost efficient and minimally invasive treatments that engage and enhance the body’s natural healing processes.

Initial Public Offering

On February 16, 2021, the Company closed an IPO of 9,200,000 shares of Class A common stock at a public offering price of $13.00 per share, which includes 1,200,000 shares issued pursuant to the underwriters’ over-allotment option. The Company received $111,228 in proceeds, net of underwriting discounts and commissions of $8,372, which was used to purchase newly-issued membership interests from BV LLC at a price per interest equal to the IPO price of $13.00. The Company also incurred offering expenses totaling $4,778 in addition to the underwriting discounts and commissions. Offering expenses of $1,327 were paid in 2020 and $3,451 were paid in 2021. Subsequent to the IPO and related transactions that occurred in connection with the IPO (the Transactions), the Company is the sole managing member of BV LLC and owns 72.2% of BV LLC. The Company has a majority economic interest, the sole voting interest in, and controls the management of BV LLC. As a result, the Company consolidates the financial results of BV LLC and reports a non-controlling interest representing the 27.8% interest not held by the Company.

IPO Transactions

The Company and BV LLC completed the following Transactions in connection with the IPO. BV LLC amended and restated the Bioventus LLC Agreement, to, among other things, (i) provide for a new single class of common membership interests in BV LLC (LLC Interests), (ii) exchange all of the existing membership interests in BV LLC for new LLC Interests and (iii) appoint Bioventus Inc. as the sole managing member of BV LLC. The Company amended and restated its certificate of incorporation to, among other things, provide for the (i) authorization of 250,000,000 shares of Class A common stock with a par value of $0.001 per share; (ii) authorization of 50,000,000 shares of Class B common stock with a par value of $0.001 per share; (iii) authorization of 10,000,000 shares of undesignated preferred stock that may be issued from time to time by the Company’s Board of Directors (BOD) in one or more series; and (iv) establishment of a classified BOD, divided into three classes, each of whose members will serve for staggered three-year terms. Holders of Class A / Class B common stock are entitled to one vote per share and, except as otherwise required, will vote together as a single class on all matters on which stockholders generally are entitled to vote. Holders of Class B common stock are not entitled to receive dividends and will not be entitled to receive any distributions upon the liquidation, dissolution or winding up of the Company. Shares of Class B common stock may only be issued to the extent necessary to maintain the one-to-one ratio between the number of LLC Interests held by the only member of BV LLC that remained a member following the Transactions (Continuing LLC Owner) and the number of shares of Class B common stock held by the Continuing LLC Owner. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be canceled on a one-for-one basis if the Company, at the election of a Continuing LLC Owner, redeem or exchange LLC Interests.

The Company’s amended and restated certificate of incorporation and the Bioventus LLC Agreement requires that the Company and BV LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by the Company and the number of LLC Interests owned by the Company, as well as a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owner and the number of LLC Interests owned by the Continuing LLC Owner. The Company acquired, by merger, ten entities that were members of BV LLC (Former LLC Owners), for which the Company issued 31,838,589 shares of Class A common stock as merger consideration (Merger). The only assets held by the Former LLC Owners were 31,838,589 LLC Interests and a corresponding number of shares of Class B common stock. Upon consummation of the Merger, the Company canceled the 31,838,589 shares of Class B common stock and recognized the 31,838,589 LLC Interests at carrying value, as the Merger is considered to be a recapitalization transaction. Following the Merger and IPO, as of August 10, 2021, the Company holds 41,062,652 LLC Interests, representing a 72.2% ownership interest in BV LLC.

The financial statements for periods prior to the IPO and Transactions have been adjusted to combine the previously separate entities for presentation purposes. Prior to the Transactions, Bioventus Inc. had no operations.

Interim periods

The Company reports quarterly interim periods on a 13-week basis within a standard calendar year. Each annual reporting period begins on January 1 and ends on December 31. Each quarter ends on the Saturday closest to calendar quarter-end, with the exception of the fourth quarter, which ends on December 31. The 13-week quarterly periods for fiscal year 2021 end on April 3, July 3 and October 2. Comparable periods for 2020 ended on March 28, June 27 and September 26. The fourth and first quarters may vary in length depending on the calendar year.

Unaudited interim financial information

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Pursuant to these rules and regulations they do not include all information and notes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the Company’s financial condition and results of operations have been included. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year. As such, the information included in this report should be read in conjunction with the Company’s 2020 Annual Report on Form 10-K. The balance sheet at December 31, 2020 has been derived from the audited consolidated financial statements of the Company but does not include all the disclosures required by U.S. GAAP.

COVID-19 pandemic impact

In 2020, the COVID-19 pandemic spread around the world and in the United States. New variants of the virus have emerged, some of which have shown to be more contagious. The COVID-19 pandemic has had widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices. Federal and state governments implemented measures in an effort to prevent or minimize the spread of the virus, and ongoing effects of the pandemic, including social distancing, travel restrictions, border closures, limitations on public gatherings, mandatory closure or reduced capacity of businesses, work from home, supply chain logistical changes and other measures, which caused global business disruptions and significant volatility in U.S. and international debt and equity markets. Our business, results of operations and financial condition have been and may continue to be, materially impacted by fluctuations in patient visits and elective procedures and any future temporary cessations of elective procedures and could be further impacted by delays in payments from customers, supply chain interruptions, extended “shelter-in-place” orders or advisories, facility closures or other reasons related to the pandemic. Furthermore, the long-term impact of COVID-19 on our business will depend on many factors, including, but not limited to, the duration and severity of the pandemic, new and ongoing measures taken in response to the pandemic, the availability, adoption and effectiveness of vaccines, the impact on economic activity from the pandemic and actions taken in response and the resulting impact it has on our partners, patients and communities in which we operate, all of which continue to be uncertain. As of the date of issuance of these consolidated financial statements, the extent to which COVID-19 could materially impact the Company’s financial conditions, liquidity or results of operations is uncertain.

To the extent COVID-19 disruptions continue to adversely impact our business, results of operations and financial condition, it may also have the effect of heightening risks relating to our ability to successfully commercialize newly developed or acquired products or therapies, consolidation in the healthcare industry, intensified pricing pressure as a result of changes in the purchasing behavior of hospitals and maintenance of our numerous contractual relationships.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law, which was aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations.

As a result of the CARES Act and at the direction of the U.S. Department of Health and Human Services (HHS), the Company received a $1,247 Provider Relief Fund Payment in April 2020. The Company determined it complied with the conditions to be able to keep and use the funds to reimburse for health care related expenses and lost revenue attributable to the public health emergency resulting from COVID-19. The payment was recorded as other income on the consolidated statement of operations and comprehensive (loss) income for the three and six months ended June 27, 2020.

Recent accounting pronouncements

The Company has elected to comply with non-accelerated public company filer effective dates of adoption. Therefore, the required effective dates for adopting new or revised accounting standards as described below are generally earlier than when emerging growth companies are required to adopt.

Accounting Pronouncements Recently Adopted

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2019-12, Income Taxes (ASU 2019-12), which amended the accounting for income taxes. ASU 2019-12 eliminates certain exceptions to the guidance for income taxes related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences as well as simplifying aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Company adopted ASU 2019-12 on January 1, 2021 and it did not have a material impact on its consolidated financial statements.

2. Balance sheet information

Cash, cash equivalents and restricted cash

A summary of cash and cash equivalents and restricted cash is as follows:

	July 3, 2021	December 31, 2020
Cash and cash equivalents	$136,065	$86,839
Restricted cash	2,003	—

	$138,068	$86,839

Restricted cash consists of deposits into escrow with a financial institution for the purpose of paying specific indebtedness of a company acquired as part of a business combination (refer to Note 3. Business combinations and investments).

Accounts receivable, net

Accounts receivable, net are amounts billed and currently due from customers. The Company records the amounts due net of allowance for credit losses. Collection of the consideration that the Company expects to receive typically occurs within 30 to 90 days of billing. The Company applies the practical expedient for contracts with payment terms of one year or less which does not consider the effects of the time value of money. Occasionally, the Company enters into payment agreements with patients that allow payment terms beyond one year. In those cases, the financing component is not deemed significant to the contract.

Accounts receivable, net of allowances, consisted of the following as of:

	July 3, 2021	December 31, 2020
Accounts receivable	$105,048	$92,273
Less: Allowance for credit losses	(3,019)	(3,990)

	$102,029	$88,283

The Company maintains an allowance for credit losses for estimated losses resulting from the inability of its customers to make required payments. The allowance for credit losses is calculated by region and by customer type, where appropriate considering several factors including age of accounts, collection history, historical account write-offs, current economic conditions, and supportable forecasted economic expectations. Due to the short-term nature of its receivables, the estimate of expected credit losses is based on aging of the account receivable balances. The allowance is adjusted on a specific identification basis for certain accounts as well as pooling of accounts with similar characteristics. An increase in the provision for credit losses may be required when the financial condition of the Company’s customers or its collection experience deteriorates. The Company has a diverse customer base with no single customer representing ten percent of sales or accounts receivable. Historically, the Company’s reserves have been adequate to cover credit losses. The Company’s exposure to credit losses may increase if its customers are adversely affected by changes in health care laws, coverage and reimbursement, economic pressures or uncertainty associated with local or global economic recessions, disruption associated with the COVID-19 pandemic, or other customer-specific factors. The Company considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and determined that the estimate of credit losses was not significantly impacted. Estimates are used to determine the allowance, which are based on an assessment of anticipated payment and all other historical, current and future information that is reasonably available.

Changes in credit losses were as follows:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Beginning balance	$(3,811)	$(4,684)	$(3,990)	$(4,146)
Recovery (provision)	550	(619)	359	(1,162)
Write-offs	278	167	684	252
Recoveries	(36)	(113)	(72)	(193)

Ending balance	$(3,019)	$(5,249)	$(3,019)	$(5,249)

Inventory

Inventory consisted of the following as of:

	July 3, 2021	December 31, 2020
Raw materials and supplies	$4,202	$3,665
Finished goods	31,538	26,323

Gross	35,740	29,988
Excess and obsolete reserves	(1,720)	(868)

	$34,020	$29,120

Accrued liabilities

Accrued liabilities consisted of the following as of:

	July 3, 2021	December 31, 2020
Gross-to-net deductions	$63,980	$43,656
Bonus and commission	12,493	15,188
Compensation and benefits	7,932	5,875
Income and other taxes	2,385	2,434
Other liabilities	18,456	21,034

	$105,246	$88,187

The Company completed a restructuring plan during the fourth quarter of 2020 and the remaining $247 accrued liabilities were paid during the six months ended July 3, 2021.

3. Business combinations and investments

Acquisitions

On March 30, 2021, in order to broaden its portfolio and increase its global footprint, the Company acquired 100% of the capital stock of Bioness, Inc. (Bioness). Bioness is a global leader in neuromodulation and advanced rehabilitation medical devices through its innovative peripheral nerve stimulation therapy and premium advanced rehabilitation solutions. The Company had previously made a $1,500 convertible debt investment in Bioness on

January 4, 2021 as part of an exclusive negotiation to purchase Bioness, which was subsequently repaid in conjunction with the acquisition. The consideration paid for Bioness is comprised of the following:

Consideration
Cash consideration at closing	$48,933
Contingent consideration at fair value	43,000

Total Bioness consideration	$91,933

Contingent consideration is comprised of future earn-out payments contingent upon the achievement of certain research and development projects as well as sales milestones related to Bioness products. Contingent earn-out payments could total up to $65,000 for the achievement of the following:

•	$15,000 for obtaining FDA approval for U.S. commercial distribution of a certain product for certain indications on or before June 30, 2022;

•	$20,000 for meeting net sales targets for certain implantable products over a three year period ending on June 30, 2025 at the latest;

•	Up to $10,000 for meeting net sales milestones for certain implantable products over a three year period ending on June 30, 2025 at the latest; and

•	$20,000 for maintaining Centers for Medicare & Medicaid Services coverage and reimbursement for certain products at specified levels as of December 31, 2024.

The allocation of the purchase price is preliminary and subject to change. The primary areas of the purchase price that are not yet finalized are related to contingent consideration, working capital, intangible assets and the residual goodwill. Accordingly, adjustments may be made to the values of assets and liabilities assumed as additional information is obtained about the facts and circumstances that existed at the acquisition date. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the acquisition date and the resulting goodwill, which is expected to be deductible for tax purposes:

Fair value of consideration	$91,933

Assets acquired and liabilities assumed:
Cash, cash equivalents and restricted cash(a)	3,143
Accounts receivable	4,124
Inventory	7,318
Prepaid and other current assets	1,947
Property and equipment	673
Intangible assets	87,000
Operating lease assets	3,616
Other assets	132
Accounts payable and accrued liabilities	(11,405)
Other current liabilities	(2,020)
Other liabilities	(4,930)

Net assets acquired	89,598

Resulting goodwill(b)	$2,335

(a)

Consists of cash and cash equivalents of $2,143 and restricted cash deposited by the former majority owner of Bioness of $1,000, into escrow with financial institutions for the purpose of paying specific Bioness indebtedness. The Company previously deposited $4,207 into escrow for the same purpose. Prior to the acquisition, Bioness had entered into two loans in connection with the Paycheck Protection Program (the PPP) under the Coronavirus Aid, Relief and Economic Security Act (CARES Act) administered by the U.S.

Small business Administration. Bioness received proceeds of $3,204 from an unsecured PPP loan that was scheduled to mature on April 10, 2022. Bioness applied and was granted forgiveness of this loan during 2021. Bioness received proceeds of $2,003 from a second unsecured PPP loan bearing an interest rate of 1% scheduled to mature on February 5, 2026. Bioness applied for forgiveness of this loan during 2021. As part of the Bioness acquisition, the balance of $2,003 was placed in restricted cash to cover the repayment of the outstanding unsecured PPP loan in the event it is not forgiven. The $1,000 outstanding unsecured PPP loan balance covered by the former majority owner is included in other current liabilities within the condensed consolidated balance sheets.
(b)	The U.S. segment was allocated the resulting goodwill from the Bioness acquisition.

The following table summarizes the preliminary fair values of identifiable intangible assets and their useful lives:

	Useful Life (in years)	Fair Value
Intellectual property	10 years	$43,500
IPR&D	N/A	43,250
Customer relationships	2 years	250

		$87,000

The aggregate amortization expense related to acquired intangible assets for the following five periods is as follows: $2,238—remainder of 2021, $4,475—2022, $4,381—2023, $4,350—2024 and $4,350—2025.

The Company incurred $1,833 and $5,029 in acquisition and integration costs during the three and six months ended July 3, 2021, respectively, which are included in selling general and administrative expense within the consolidated condensed statement of operations and other comprehensive (loss) income.

Bioness’ advanced rehabilitation revenue is comprised of Exoskeletal Systems, Vector Units and Bioness Integrated Therapy Systems (BITS), which is included within the Company’s Restorative Therapies vertical. The Company’s Pain Treatment and Joint Preservation vertical will encompass Bioness’ peripheral nerve stimulation therapy products, which includes the StimRouter, an implantable neuromodulation device used to treat chronic peripheral nerve pain.

Revenue from Bioness’ products is primarily recognized at a point in time upon transfer of control of its products to customers such as medical facilities and individual patients. Revenue is recognized net of discounts, which can be offered through a variety of factors.

Consolidated Pro Forma Results

The Company’s consolidated condensed statements of operations reflect net sales and net loss attributable to Bioness of $11,870 and $3,529, respectively, for the three and six months ended July 3, 2021. Consolidated unaudited pro forma results of operations for the Company are presented below assuming the 2021 Bioness Acquisition had occurred January 1, 2020. Pro forma operating results for the three and six months ended June 27, 2020 include operating expenses of $3,939 and $7,135, respectively, for acquisition integration costs and inventory related adjustments.

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Net sales	$109,816	$65,955	$200,541	$157,570
Net (loss) income	$(6,841)	$(12,962)	$16,333	$(11,376)
Earnings per share of Class A common stock(1):
Basic and diluted	$(0.03)		$(0.08)

Investments

VIE

The Company has a fully diluted 8.8% ownership of Harbor Medtech Inc.’s (Harbor) Series C Preferred Stock. The Company and Harbor entered into an exclusive Collaboration Agreement in 2019 for purposes of developing a product for orthopedic uses to be commercialized by the Company and supplied by Harbor. The Company’s partial ownership and exclusive Collaboration Agreement created a variable interest in Harbor. As a result, Harbor had been consolidated in the Company’s consolidated financial statements since the third quarter of 2019.

Harbor assets that could only be used to settle Harbor obligations and Harbor liabilities for which creditors did not have recourse to the general credit of the Company were as follows at December 31, 2020:

December 31, 2020
Cash and cash equivalents	$803
Property and equipment, net	173
Intangible assets, net	5,635
Operating lease assets	178
Other assets	74

$6,863

Accounts payable and accrued liabilities	$366
Other current liabilities	2,004
Other long-term liabilities	659

$3,029

The Company terminated the Collaboration Agreement on June 8, 2021 and determined that the termination was a triggering event requiring an impairment assessment of Harbor’s long lived assets. The assessment resulted in an impairment of $5,674, representing Harbor’s long-lived asset balance, which was recorded within impairment of variable entity assets in the consolidated condensed statements of operations and comprehensive (loss) income, of which $5,176 is attributable to the non-controlling interest. The Company stopped consolidating Harbor upon the termination of the Collaboration Agreement, as the Company ceased being the primary beneficiary because it no longer had the power to direct Harbor’s significant activities. The Company also assessed its Harbor investment post deconsolidation, which resulted in a $1,369 impairment, representing the remaining investment balance in Harbor and was recorded within other expense in the consolidated condensed statements of operations and comprehensive (loss) income. The Company continues to have license rights to certain technology obtained from Harbor and is continuing product development initiated under the Collaboration Agreement.

Equity Method

The Company has an equity investment in CartiHeal Ltd. (CartiHeal), a privately held entity that does not have a readily determinable fair value, which the Company began recording as an equity investment during the third quarter of 2020. The CartiHeal investment carrying value totaled $17,737 as of July 3, 2021, yielding a 10.03% fully diluted equity ownership. Net losses from CartiHeal for the three and six months ended July 3, 2021 totaled $432 and $901, respectively, which are included in other expense within the consolidated condensed statement of operations and other comprehensive (loss) income.

The Company will, if needed to support the completion of a certain study, purchase an additional 338,089 of CartiHeal Series G Preferred Shares for $5,000. The Company has an exclusive option to acquire the remaining equity in CartiHeal, which may be exercised at any time up to and within 45 days following notice of the U.S.

Food and Drug Administration (FDA) approval for a CartiHeal product currently in development. In addition, upon the same FDA approval, CartiHeal may exercise an option within 45 days that requires the Company to complete the acquisition of the remaining equity in CartiHeal.

On July 15, 2020, the Company entered into an Option and Equity Purchase Agreement with CartiHeal. The agreement provides the Company with an exclusive option to acquire 100% of CartiHeal’s shares under certain conditions, or the Call Option, and provides CartiHeal with a put option that would require us to purchase 100% of CartiHeal’s shares under certain conditions, or the Put Option. The Put Option is only exercisable by CartiHeal upon pivotal clinical trial success, including achievement of certain secondary endpoints and FDA approval of the Agili-C device with a label consistent in all respects with pivotal clinical trial success. The pivotal clinical trial’s objective is to demonstrate the superiority of the Agili-C implant over the surgical standard of care, including microfracture and debridement, for the treatment of cartilage or osteochondral defects, in both osteoarthritic knees and knees without degenerative changes.

On August 2, 2021, CartiHeal provided a statistical report containing the results of the pivotal clinical trial. The Company is currently reviewing the report to assess if it is consistent with the terms of the agreement and assessing the findings to determine if all required endpoint have been achieved. CartiHeal continues to work toward submitting the final, clinical module of a Modular PMA in the fourth quarter of 2021 seeking FDA approval. The Company has the right to terminate the Call Option and Put Option at any time ending 30 days after receipt of the statistical report from CartiHeal upon payment of a break fee of $30,000. If the Company determines that the results satisfy the requirements of the contract, and elect not to exercise its right to terminate the Call Option and Put Option, the Company will be required to put $50,000 into escrow as a deposit towards the purchase price. Consideration for the acquisition of all of the shares of CartiHeal, excluding those the Company owns, pursuant to the Call Option or Put Option would be $314,895, inclusive of the deposit, all of which would be payable at closing, with an additional $150,000 payable upon achievement of certain sales milestones related to Agili-C. Such closing would be subject to customary closing conditions. CartiHeal has announced that it expects to submit its PMA application to the FDA later this year.

Other

On June 24, 2021, the Company purchased 406,504 shares of Vaporox, Inc’s (Vaporox) Series A Preferred Stock or 6.0% of fully diluted shares for $1,000. Vaporox, a privately held entity, is a medical device company dedicated to healing diabetic foot ulcers and does not have a readily determinable fair value. Under the measurement alternative, the investment is recorded at cost, less any impairment, plus or minus any changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

4. Financial instruments

Long-term debt consists of the following:

	July 3, 2021	December 31, 2020
Term loan due December 2024 (2.60% at July 3, 2021)	$182,500	$190,000
Less:
Current portion of long-term debt	(15,000)	(15,000)
Unamortized debt issuance cost	(959)	(1,098)
Unamortized discount	(457)	(524)

	$166,084	$173,378

The 2019 Credit Agreement requires the Company to comply with financial and other covenants. The Company complied with all covenants as of July 3, 2021. The 2019 Credit Agreement contains a $50,000 revolving credit facility, from which there were no outstanding borrowings as of July 3, 2021 and December 31, 2020.

The estimated fair value of the Term Loan as of July 3, 2021 was $184,505. The fair value of these obligations was determined by using a discounted cash flow model based on current market interest rates available to the Company. These inputs are corroborated by observable market data for similar obligations and are classified as Level 2 instruments within the fair value hierarchy.

The Company enters into interest rate swap agreements to limit its exposure to changes in the variable interest rate on its long-term debt. The Company has one non-designated interest rate swap agreement and has no other active derivatives. The swap is carried at fair value on the balance sheet (Refer to Note 5. Fair value measurements) with changes in fair value recorded as interest income or expense within the consolidated statements of operations and comprehensive (loss) income. Net interest expense of $255 and $933 was recorded related to the change in fair value of the interest rate swap for the three months ended July 3, 2021 and June 27, 2020, respectively. Net interest income of $1,310 and expense of $2,001 was recorded related to the change in fair value of the interest rate swap for the six months ended July 3, 2021 and June 27, 2020, respectively.

The notional amount of the swap totaled $100,000, or 54.8% of the Term Loan outstanding principal at July 3, 2021. The swap locked in the variable portion of the interest rate on the $100,000 notional at 0.64%.

5. Fair value measurements

Our process for determining fair value has not changed from that described in the Company’s 2020 Annual Report on Form 10-K.

There were no assets measured at fair value on a recurring basis and there were no liabilities valued at fair value using Level 1 inputs. The following table provides information for liabilities measured at fair value on a recurring basis using Level 2 and Level 3 inputs:

	July 3, 2021			December 31, 2020
	Total	Level 2	Level 3	Total	Level 2	Level 3
Interest rate swap	$292	$292	$—	$1,602	$1,602	$—
Current portion of contingent consideration	13,220	—	13,220	—	—	—
Long-term contingent consideration, less current portion	30,421	—	30,421	—	—	—
Management incentive plan and liability-classified awards	—	—	—	40,303	—	40,303
Equity Participation Right	—	—	—	6,101	—	6,101

Total liabilities	$43,933	$292	$43,641	$48,006	$1,602	$46,404

Interest rate swap

The Company values interest rate swaps using discounted cash flows. Forward curves and volatility levels are used to estimate future cash flows that are not certain. These are determined using observable market inputs when available and based on estimates when not available. The fair value of the swap was recorded in the Company’s consolidated balance sheets within accrued liabilities. Changes in fair value are recognized as interest expense (income) within the consolidated statements of operations and comprehensive (loss) income.

Contingent consideration

The Company initially values contingent consideration related to business combinations using a probability-weighted calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. Key assumptions used to estimate the fair value of contingent consideration include revenue and the probability of achieving the specific targets as discussed in Note 3. Business combinations and investments. After the initial valuation, the Company will use its best estimate to measure contingent consideration related to the Bioness Acquisition at each subsequent reporting period using the following unobservable Level 3 inputs:

	Valuation Technique	Unobservable inputs	Range
Bioness contingent consideration	Discounted cash flow	Payment discount rate	5.0% - 6.8%
		Payment period	2021 - 2025

The contingent consideration reported in the above table resulted from the March 30, 2021 Bioness acquisition, which is adjusted on a monthly basis based upon the passage of time or success or failure of achieving certain milestones. Refer to Note 3. Business combinations and investments for further details. Changes in contingent consideration related to the Bioness acquisition totaled $641 for the three and six months ended July 3, 2021, which were recorded as the change in fair value of contingent consideration within the consolidated statements of operations and comprehensive (loss) income.

Management incentive plan (MIP) and liability-classified awards

BV LLC had operated two equity-based compensation plans, the management incentive plan (MIP) and the BV LLC Phantom Profits Interest Plan (Phantom Plan and, together with the MIP, the Plans), which were terminated on February 11, 2021 in connection with the Company’s IPO. Awards granted under the MIP Plan and the 2015 Phantom Units were liability-classified and the 2012 Phantom Units were equity-classified. Prior to the IPO and during the six months ended July 3, 2021, the Company settled the remaining 183,078 units with the sole MIP awardee for $10,802. No awards under the Plans were granted post-IPO and the Phantom Plan awards will be settled 12 months following the termination. Vested awardees whose BV LLC employment terminated prior to the IPO will have their awards settled for $10,875, which is included in accrued equity-based compensation on the consolidated condensed balance sheets. Awardees that were active BV LLC employees at the IPO will receive an aggregate of 798,422 shares of Class A common stock.

The following table provides a reconciliation of the beginning and ending balances for the MIP and liability-classified awards at fair value using significant unobservable inputs or Level 3:

Balance at December 31, 2020	$40,303
Change in fair value	(25,185)
Initial estimate (vesting)	829
Payments	(11,281)
Phantom plan conversion to Class A common stock	(4,666)

Balance at July 3, 2021	$—

Equity Participation Right (EPR) Unit

Prior to the IPO, the Continuing LLC owner owned the only EPR Unit and its only entitlement was 0.55% of available distributions arising from a distribution event such as the IPO. The EPR Unit was redeemed in exchange for $3,327 in connection with the IPO in February 2021, at which time the EPR ceased to exist and all entitlements ended. The revaluation for the EPR liability is recognized in interest (income) expense on the consolidated statements of operations and comprehensive (loss) income.

The following table provides a reconciliation of the beginning and ending balances for the EPR Unit at fair value using significant unobservable inputs Level 3:

Balance at December 31, 2020	$6,101
Change in fair value	(2,774)
Payment	(3,327)

Balance at July 3, 2021	$—

6. Equity-based compensation

Terminated plans

Prior to the IPO, BV LLC operated two equity-based compensation plans, the MIP and the Phantom Plan, which were terminated on February 11, 2021 in conjunction with the IPO. Prior to the Plans termination, during the six months ended July 3, 2021, (i) the Company granted 90,000 Phantom Plan units; (ii) there were no MIP awards granted; (iii) 900 Phantom Plan units were forfeited and (iv) other Phantom Units were redeemed for $479. Compensation expense related to the Phantom Plan of $829 for the six months ended July 3, 2021. This amount excludes the $25,185 decrease in fair market value of accrued equity-based compensation due to adjustments to reflect the difference between the expected pricing from the pending IPO and the actual offering price, of which $1,777 was recorded in research and development expense within the consolidated statement of operations and comprehensive (loss) income for the six months ended July 3, 2021. Compensation expense of $663 and $1,078 was recorded for the three and six months ended June 27, 2020, excluding $408 and $7,849 in fair market value decreases, respectively, within accrued equity-based compensation due to the impact of COVID-19 on the market and economy.

2021 Plan

The Company operates an equity-based compensation plan (2021 Plan). The 2021 Plan is designed to grant incentive awards to eligible employees and other service providers in order to attract, motivate and retain the talent for which the Company competes. The 2021 Plan allows for the issuance of stock options (incentive and nonqualified), restricted stock, dividend equivalents, restricted stock units (RSUs), other stock-based awards, and cash awards. (collectively, Awards). Generally, non-cash Awards granted under the 2021 Plan are equity-classified. As of July 3, 2021, 7,592,476 shares of Class A common stock were authorized to be awarded and 2,024,123 shares were available for award. The number of shares available for issuance will be increased annually on January 1 of each calendar year beginning in 2022 through 2031, equal to the lesser of (i) 4.5% of the shares of our Class A common stock outstanding on the final day of the immediately preceding calendar year and (ii) a smaller number of shares as determined by our board of directors.

Equity-based compensation expense of $5,778 and $7,722 was recognized for the three and six months ended July 3, 2021, respectively, for Awards granted under the 2021 Plan. The expense is primarily included in selling, general and administrative expense with a nominal amount in research and development expense on the consolidated statement of operations and comprehensive (loss) income based upon the classification of the employee. There was no income tax benefit related to this expense for the three and six months ended July 3, 2021.

Restricted Stock Units

During the three and six months ended July 3, 2021, the Company granted employees and non-employee directors time-based RSUs which vest at various dates through May 10, 2025. The compensation expense, which represents the fair value of the stock measured at the market price on the date of grant, is recognized over the vesting period, which is typically between 1 and 4 years.

No RSUs were vested or settled during the three and six months ended July 3, 2021. Unamortized compensation expense related to the RSUs amounted to $9,976 at July 3, 2021, and is expected to be recognized over a weighted average period of approximately 0.69 years. A summary of the RSU award activity for the six months ended July 3, 2021 is as follows (number of units in thousands):

	Number of units	Weighted- average grant- date fair value per unit
Outstanding at December 31, 2020	—	$—
Granted	945	14.38

Outstanding at April 3, 2021	945	14.38
Granted	2	14.90
Forfeited/canceled	(4)	13.53

Outstanding at July 3, 2021	943	$14.38

Stock Options

During the three and six months ended July 3, 2021, the Company granted employees time-based stock options which vest over 2 to 4 years following the date of grant and expire within 10 years. The fair value of time-based stock options is determined using the Black-Scholes valuation model, with such value recognized as expense over the service period, which is typically 2 to 4 years, net of actual forfeitures. A summary of the Company’s assumptions used in determining the fair value of the stock options granted during the six months ended July 3, 2021 is shown in the following table.

Risk-free interest rate	0.59% - 1.19%
Expected dividend yield	—%
Expected stock price volatility	33.1% - 33.5%
Expected life of stock options	5.75 - 6.25
Weighted-average fair value of stock options granted	$4.21 - 5.29

The expected term of the options granted is estimated using the simplified method. Expected volatility is based on the historical volatility of the Company’s peers common stock. The risk-free interest rate is determined based upon a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the option.

No options vested, expired, forfeited or were exercisable during the six months ended July 3, 2021. Unamortized compensation expense related to the options amounted to $15,797 at July 3, 2021, and is expected to be recognized over a weighted average period of approximately 1.19 years. A summary of stock option activity is as follows for the six months ended July 3, 2021 (number of options in thousands):

	Number of options	Weighted- average exercise price	Weighted average remaining contractual term
Outstanding at December 31, 2020	—	$—
Granted	4,621	13.03

Outstanding at April 3, 2021	4,621	13.03
Granted	4	14.90

Outstanding at July 3, 2021	4,625	13.03	3.3 years

The aggregate intrinsic value of options outstanding as of July 3, 2021 was $16,095 and is calculated as the difference between the exercise price of the underlying options and the market price of the Company’s common stock for options that had exercise prices lower than $16.51, the closing price of the Company’s stock on July 2, 2021.

Employee Stock Purchase Plan

In February 2021, in connection with the IPO, the Company began operating the 2021 Employee Stock Purchase Plan (ESPP). The ESPP provides for the issuance of shares of the Company’s common stock to eligible employees of the Company and its subsidiaries that elect to participate in the plan and purchase shares of common stock through payroll deductions (including executive officers).

During each enrollment period, eligible employees may designate between 1% and 15% of their compensation to be deducted for the purchase of common stock under the plan (or such other percentage in order to comply with regulations applicable to employees domiciled in or resident of a member state of the European Union). The purchase price of the shares under the ESPP is equal to 85% of the fair market value on the first day of the offering period or, if lower, on the last day of the offering period.

As of July 3, 2021, the aggregate number of shares reserved for issuance under the ESPP was 518,257. During the three and six months ended July 3, 2021, 24,063 shares were issued and $75 of expense was recognized.

7. Earnings per share

The following table sets forth the computation of basic and diluted loss per share of Class A common stock for the period following the Transactions (amounts in thousands, except share and per share data):

	Three Months Ended July 3, 2021	February 16, 2021 through July 3, 2021
Numerator:
Net loss	$(10,780)	$(12,229)
Net loss attributable to noncontrolling interests	6,654	7,062

Net loss attributable to Bioventus Inc. Class A common stockholders	$(4,126)	$(5,167)

Denominator:
Weighted-average shares of Class A common stock outstanding - basic and diluted	41,805,347	41,802,840

Net loss per share of Class A common stock, basic and diluted	$(0.10)	$(0.12)

Shares of Class B common stock do not share in the losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted losses per share of Class B common stock under the two-class method has not been presented.

The following number of weighted-average potentially dilutive shares as of July 3, 2021 were excluded from the calculation of diluted loss per share because the effect of including such potentially dilutive shares would have been antidilutive upon conversion:

	Three Months Ended July 3, 2021	Six Months Ended July 3, 2021
LLC Interests held by Continuing LLC Owner(a)	15,786,737	15,786,737
Stock options	4,622,287	4,602,747
RSUs	1,221,555	941,031
Unvested shares of Class A common stock	32,458	34,698

Total	21,663,037	21,365,213

(a)	Class A Shares reserved for future issuance upon redemption or exchange of LLC Interests by Continuing LLC Owner.

8. Income taxes

As a result of the Transactions, Bioventus Inc. became the sole managing member of BV LLC, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, BV LLC is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by BV LLC is passed through to and included in the taxable income or loss of its members, including the Company following the Transactions, on a pro rata basis. Bioventus Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to its allocable share of any taxable income of BV LLC following the Transactions. The Company is also subject to taxes in foreign jurisdictions.

The tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of its annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period. The quarterly tax provision, and estimate of the Company’s annual effective tax rate, are subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, changes in how the Company conducts business, and tax law developments.

For the three months ended July 3, 2021 and June 27, 2020 the Company’s estimated effective tax rate was 18.9% and 1.8%, respectively. For the six months ended July 3, 2021 and June 27, 2020 the Company’s estimated effective tax rate was 10.7% and 1.6%, respectively. The increase was primarily driven by the change in structure resulting from the IPO and associated Up C structure as well as the impact of non-deductible stock option expense during 2021.

The Company recorded deferred taxes with the offset to additional paid-in capital in connection with the Transaction. The deferred tax asset of $481 was due to tax credits and the deferred tax liability of $48,410 was for the difference between the book value and the tax basis of the Company’s investment in BV LLC. The Company maintains a valuation allowance on certain deferred tax assets that has determined are not more-likely-than-not to be realizable. The Company assesses the need for an adjustment to this valuation allowance on a quarterly basis. The assessment is based on estimates of future sources of taxable income for the jurisdictions in which the Company operates and the periods over which deferred tax assets will be realizable. In the event the Company determines that it will be able to realize all or part of its net deferred tax assets in the future, all or part of the valuation allowance will be reversed in the period in which the Company makes such determination. The release of all or part of the valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which it is reversed.

Tax Receivable Agreement

The Company expects to obtain an increase in the share of the tax basis of the assets of BV LLC when LLC Interests are redeemed or exchanged by the Continuing LLC Owner and other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that the Company would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

On February 16, 2021, the Company entered into a tax receivable agreement (TRA) with the Continuing LLC Owner that provides for the payment by the Company to the Continuing LLC Owner of 85% of the amount of tax benefits, if any, that the Company actually realizes as a result of (i) increases in the tax basis of assets of BV LLC resulting from any redemptions or exchanges of LLC Interests or any prior sales of interests in BV LLC and (ii) certain other tax benefits related to our making payments under the TRA.

The Company will maintain a full valuation allowance against deferred tax assets related to the tax attributes generated as a result of redemptions of LLC Interests or exchanges described above until it is determined that the benefits are more-likely-than-not to be realized. As of July 3, 2021, Continuing LLC Owner had not exchanged LLC Interests for shares of Class A common stock and therefore the Company had not recorded any liabilities under the TRA.

9. Commitments and contingencies

Leases

The Company leases its office facilities as well as other property, vehicles and equipment under operating leases. The Company also leases certain office equipment under nominal finance leases. The remaining lease terms range from 1 month to 7.25 years.

The components of lease cost were as follows:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Operating lease cost	$912	$646	$1,614	$1,292
Short-term lease cost(a)	212	94	329	204

Total lease cost	$1,124	$740	$1,943	$1,496

•	Includes variable lease cost and sublease income, which are immaterial.

Supplemental cash flow information and non-cash activity related to operating leases were as follows:

	Six Months Ended
	July 3, 2021	June 27, 2020
Operating cash flows from operating leases	$1,696	$1,269

Supplemental balance sheet and other information related to operating leases were as follows:

	July 3, 2021	December 31, 2020
Operating lease assets	$17,669	$14,961

Operating lease liabilities- current	$2,918	$1,960
Operating lease liabilities- noncurrent	15,989	14,108

Total operating lease liabilities	$18,907	$16,068

Weighted average remaining lease term (years)	6.2	7.2
Weighted average discount rate	4.4%	5.0%

Product Recall

In December 2020, the Company voluntarily recalled our ultrasound gel, an accessory to one of the Restorative Therapies product. The Company has incurred, and expects to incur in the future, costs associated with this recall. Based on the information that has been received, the estimated probable loss related to this recall globally was approximately $2,055 as of July 3, 2021. Reserves of $434 and $1,684 were recorded within accrued liabilities on the consolidated balance sheets at July 3, 2021 and December 31, 2020, respectively.

Legal Contingencies

In the normal course of business, the Company periodically becomes involved in various claims and lawsuits, and governmental proceedings and investigations that are incidental to the business. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state and local governmental agencies in the U.S. and in other jurisdictions in which the Company operates. As a result, interaction with governmental agencies is ongoing. The Company’s standard practice is to cooperate with regulators and investigators in responding to inquiries. The outcomes of legal actions are not within the Company’s complete control and may not be known for extended periods of time.

Prior to the closing of our acquisition of Bioness, Bioness had been named as a defendant in a lawsuit, for which we are indemnified for under the indemnification provisions contained in the Merger Agreement pursuant to which we acquired Bioness (the Bioness Merger Agreement). The case relates to an action brought in February 2021 in the Delaware State Court of Chancery by a former minority shareholder and director of Bioness, seeking a temporary restraining order contesting our acquisition of Bioness. While the complaint to block the Bioness acquisition was dismissed by the court, a separate action was brought against the Company under the indemnification provisions of the Bioness Certificate of Incorporation to recover $1,200 in attorney fees and other expenses incurred by the director and shareholder in connection with the dismissed case and filed a motion on May 21, 2021 for summary judgment of their claims. The Company is vigorously defending the matter.

Other matters

On August 23, 2019, the Company was assigned a third-party license on a product currently in development and the Company is subject to a 3% royalty on certain commercial sales, or a nominal minimum amount per quarter, beginning in 2023.

On May 29, 2019, the Company and the Musculoskeletal Transplant Foundation, Inc. d/b/a MTF Biologics (MTF), entered into a collaboration and development agreement to develop one or more products for orthopedic application to be commercialized by the Company and supplied by MTF (the Development Agreement). The first phase has been completed. Additional fees for the subsequent phases will be determined as the development work progresses. The Development Agreement continues until the date when the parties execute a supply agreement for the commercial products.

On December 9, 2016, the Company entered into an amended and restated license agreement for the exclusive U.S. distribution and commercialization rights of a single injection osteoarthritis (OA) product with the supplier of the Company’s single injection OA product for the non-U.S. market. The agreement requires the Company to meet annual minimum purchase requirements and pay royalties on net sales. Royalties related to this agreement totaled $3,548 and $1,767 during the three months ended July 3, 2021 and June 27, 2020, respectively, and $5,925 and $3,969 during the six months ended July 3, 2021 and June 27, 2020, respectively. These royalties are included in cost of sales on the consolidated statement of operations and comprehensive (loss) income.

As part of a supply agreement entered on February 9, 2016 for the Company’s three injection OA product, the Company is subject to annual minimum purchase requirements for ten years. After the initial 10 years, the agreement will automatically renew for an additional 5 years unless terminated by the Company or the seller in accordance with the agreement.

As part of a supply agreement for the Company’s five injection OA product, that was amended and restated on December 22, 2020, the Company is subject to annual minimum purchase requirements for 8 years.

The Company has an exclusive license agreement for bioactive bone graft putty. The Company is required to pay a royalty on all commercial sales revenue from the licensed products with a minimum annual royalty payment through 2023, the date the agreement will expire, upon the expiration of the patent held by the licensor. These royalties are included in cost of sales on the consolidated statement of operations and comprehensive (loss) income.

From time to time, the Company causes letters of credit (LOCs) to be issued to provide credit support for guarantees, contractual commitments and insurance policies. The fair values of the LOCs reflect the amount of the underlying obligation and are subject to fees payable to the issuers, competitively determined in the marketplace. As of July 3, 2021 and December 31, 2020, the Company had one LOC outstanding for a nominal amount.

The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services and ownership of property. These policies provide coverage for a variety of potential losses, including loss or damage to property, bodily injury, general commercial liability, professional errors and omissions and medical malpractice. The Company is self-insured for health insurance covering most of its employees located in the United States. The Company maintains stop-loss insurance on a “claims made” basis for expenses in excess of $200 per member per year.

10. Revenue recognition

Our policies for recognizing sales have not changed from those described in the Company’s 2020 Annual Report on Form 10-K. The Company attributes net sales to external customers to the U.S. and to all foreign countries based on the legal entity from which the sale originated. The following table presents our net sales by segment disaggregated by geographic markets and major products (Vertical) as follows:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Primary geographic markets:
U.S.	$98,682	$53,166	$173,220	$125,136
International	11,134	4,851	18,374	11,526

Total net sales	$109,816	$58,017	$191,594	$136,662

Vertical:
Pain Treatments and Joint Preservation	$56,704	$28,868	$98,234	$70,151
Restorative Therapies	32,511	17,968	54,332	41,433
Bone Graft Substitutes	20,601	11,181	39,028	25,078

Total net sales	$109,816	$58,017	$191,594	$136,662

11. Segments

The Company’s two reportable segments are U.S. and International. The Company’s products are primarily sold to orthopedists, musculoskeletal and sports medicine physicians, podiatrists, neurosurgeons and orthopedic spine surgeons, as well as to their patients. The Company does not disclose segment information by asset as the Chief Operating Decision Maker does not review or use it to allocate resources or to assess the operating results and financial performance. Segment adjusted EBITDA is the segment profitability metric reported to the Company’s Chief Operating Decision Maker for purposes of decisions about allocation of resources to, and assessing performance of, each reportable segment.

The following table presents segment adjusted EBITDA reconciled to income before income taxes:

	Three Months Ended		Six Months Ended
	July 3, 2021	June 27, 2020	July 3, 2021	June 27, 2020
Segment adjusted EBITDA
U.S.	$17,149	$7,439	$27,147	$21,151
International	2,738	(497)	3,810	37
Depreciation and amortization	(7,479)	(7,248)	(14,663)	(14,513)
Interest (expense) income	(1,681)	(2,834)	1,195	(5,215)
Equity compensation	(5,853)	(255)	16,559	6,771
COVID-19 benefits, net	—	1,101	—	1,101
Succession and transition charges	(187)	(3,801)	(344)	(4,574)
Foreign currency impact	12	46	64	(40)
Acquisition and integration costs	(1,833)	—	(5,029)	—
Inventory step-up costs	(2,106)	—	(2,106)
Equity loss in unconsolidated investments	(432)	—	(901)	—
Change in fair value of contingent consideration	(641)	—	(641)	—
Impairments related to variable interest entity	(7,043)	—	(7,043)	—
Other non-recurring costs	(1,710)	(41)	(2,659)	(283)

(Loss) income before income taxes	$(9,066)	$(6,090)	$15,389	$4,435

12. Subsequent events

Acquisition of Misonix, Inc.

On July 29, 2021, the Company entered into an Agreement and Plan of Merger (the Misonix Merger Agreement) to acquire Misonix, Inc. (Misonix), a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative products that enhance clinical outcomes, in a cash-and-stock transaction (the Transaction). The closing of the Transaction is subject to regulatory approvals, the Company’s stockholders’ approval, Misonix stockholder approval and customary closing conditions.

Consideration

Misonix stockholders will receive aggregate consideration that values Misonix at approximately $518,000 on a fully diluted basis, based on the Company’s 7-day weighted average stock price of $16.6284 per share as of July 27, 2021. The Transaction involves both cash and stock consideration based on the election of the Misonix stockholder. Each share of Misonix Common Stock issued and outstanding immediately prior to the Transaction, will be converted into the right to receive, either an amount in cash equal to $28.00 or 1.6839 validly issued, fully paid and non-assessable shares of Class A common stock of the Company, $0.001 par value per share, based on the election of the holder. The maximum cash amount payable by the Company will be an amount equal to $10.50 multiplied by the number of outstanding shares of Misonix Common Stock shortly prior to the completion of the Transaction. The Company expects to fund the cash portion of the acquisition with cash on hand and through committed financing provided by Wells Fargo Bank, National Association (Wells Fargo Bank). The number of shares held by Misonix stockholders electing to receive cash will be reduced on a pro rata basis if the cash elected to be received exceeds the maximum cash amount payable and will be paid with stock consideration of 1.6839 of shares of the Company’s Class A common stock.

Debt Commitment Letter

In connection with the transaction, the Company entered into a debt commitment letter with Wells Fargo Bank, effective July 29, 2021. Wells Fargo Bank has committed to provide a senior secured term loan facility (Term Loan Facility) in the aggregate principal amount of up to $262,000 plus, at the Company’s election, an amount sufficient to fund any original issue discount or upfront fees, subject to customary closing conditions. The Term Loan Facility stipulates a prepayment of $80,000 on the existing Term Loan under the 2019 Credit Agreement.

The proceeds of the Term Loan Facility would be available through a single draw on the closing date of the Transaction and shall be used (i) to finance the Transaction; (ii) pay related fees, premiums and expenses and (iii) for working capital needs and general corporate purposes of the Company, including without limitation for permitted acquisitions. The Term Loan Facility would have a three year term that would bear interest at either the base rate as prescribed in the Term Loan under the 2019 Credit Agreement or the Eurodollar rate, and, in each case, plus an applicable margin.

Voting and Support Agreements

On July 29, 2021, following the execution of the Misonix Merger Agreement, Misonix entered into Voting and Support Agreements with each EW Healthcare Partners Acquisition Fund, L.P. White Pine Medical, LLC (a subsidiary of EW Partners Acquisition Fund, L.P.), Smith & Nephew, Inc., Smith & Nephew USD Ltd. and AMP-CF Holdings, LLC (together, the Bioventus Supporting Stockholders). The Bioventus Supporting Stockholders have agreed to vote their shares in (i) favor of the issuance of shares of the Company’s common stock in connection with the Transaction and against approval of any proposal made in opposition to, in competition with or inconsistent with the Misonix Merger Agreement. The Bioventus Supporting Stockholders are the beneficial owners of approximately 67.4% of the currently outstanding Class A and Class B common stock of the Company.

Other Matters

The unsecured PPP loan of $2,003 associated with Bioness was forgiven in July 2021. The loan amount was recorded in other current liabilities and restricted cash within the consolidated condensed balance sheet at July 3, 2021. Refer to Note 3. Business combinations and investments for further details.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among:

BIOVENTUS INC.,

a Delaware corporation;

OYSTER MERGER SUB I, INC.,

a Delaware corporation;

OYSTER MERGER SUB II, LLC,

a Delaware limited liability company;

and

MISONIX, INC.

a Delaware corporation

Dated as of July 29, 2021

Exhibits

Exhibit A	Certain Definitions

Exhibit B-1	Company Support Agreement

Exhibit B-2	Parent Support Agreement

Exhibit C	Form of First Certificate of Merger

Exhibit D	Form of Second Certificate of Merger

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 29, 2021, by and among: Bioventus Inc., a Delaware corporation (“Parent”); Oyster Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub I”), Oyster Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Acquisition Sub II,” and together with Acquisition Sub I, the “Acquisition Subs”); and Misonix, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The parties to this Agreement desire to, on the terms and subject to the conditions set forth herein, enter into an integrated transaction pursuant to which, first, Acquisition Sub I, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) will merge with and into the Company, with the Company as the surviving corporation (the “First Merger”), and, second, the Company, as the surviving corporation in the First Merger, and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), will merge with and into Acquisition Sub II, with Acquisition Sub II as the surviving limited liability company (the “Second Merger,” and together with the First Merger, the “Mergers”).

B. The Company Board has unanimously: (i) determined that the Mergers are fair to, and in the best interests of, the Company and its stockholders; (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions contained in this Agreement; and (iii) resolved, subject to Section 4.5, to recommend that the Company’s stockholders adopt this Agreement.

C. The Parent Board has unanimously: (i) determined that the terms of this Agreement and the Mergers are fair to, and in the best interests of, Parent and its stockholders; (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated by this Agreement, including the Mergers and the issuance of shares of Parent Class A Common Stock in connection therewith, each upon the terms and subject to the conditions contained in this Agreement; and (iii) resolved, subject to Section 4.6, to recommend that Parent’s stockholders approve the issuance of shares of Parent Class A Common Stock in connection with the First Merger on the terms and subject to the conditions set forth in this Agreement.

D. The board of directors of Acquisition Sub I has: (i) determined that it is advisable and in the best interests of Acquisition Sub I and its sole stockholder for Acquisition Sub I to enter into this Agreement; (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions contained in this Agreement; and (iii) recommended that its sole stockholder adopt this Agreement.

E. Parent, as the sole member of Acquisition Sub II, has (i) determined that it is advisable and in the best interests of Acquisition Sub II and its sole member to enter into this Agreement and (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Mergers.

F. It is intended that, for U.S. federal income Tax purposes, (a) the First Merger will be treated as part of a binding plan that includes the Second Merger, (b) the First Merger will be integrated with the Second Merger and treated as a single transaction, (c) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (d) this Agreement will be a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

G. Concurrently with the execution and delivery of this Agreement, (i) certain stockholders of the Company are entering into Company Support Agreements with Parent substantially in the form attached hereto as Exhibit B-1 (the “Company Support Agreements”) and (ii) certain stockholders of Parent are entering into Parent

Support Agreements with the Company substantially in the form attached hereto as Exhibit B-2 (the “Parent Support Agreements”).

AGREEMENT

The parties to this Agreement, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, agree as follows:

ARTICLE I. THE MERGERS

Section 1.1 The Mergers; Effect of Mergers. At the First Effective Time, Acquisition Sub I shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Acquisition Sub I shall cease, and the Company shall be the surviving corporation (the “Initial Surviving Corporation”) in the First Merger. At the Second Effective Time, the Company shall be merged with and into Acquisition Sub II in accordance with the DGCL and the DLLCA, whereupon the separate existence of the Company shall cease, with Acquisition Sub II continuing its existence as the surviving limited liability company (the “Surviving Company”). From and after the Second Effective Time, all the property, rights, powers, privileges and franchises of the Company and the Acquisition Subs shall be vested in the Surviving Company and all of the debts, obligations, liabilities, restrictions and duties of the Company and Acquisition Subs shall become the debts, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL and DLLCA.

Section 1.2 Closing; Effective Time. The consummation of the Mergers (the “Closing”) shall be held remotely by exchange of documents and signatures (or their electronic counterparts) unless a place for the Closing to be held in person is agreed to in writing by the parties to this Agreement, on a date to be designated jointly by Parent and the Company, which shall be no later than the second Business Day after the satisfaction or, to the extent permitted hereunder and by applicable Legal Requirements, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Mergers set forth in Sections 5.1, 5.2 and 5.3, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger with respect to the First Merger in the form set forth in Exhibit C hereto (the “First Certificate of Merger”) and immediately thereafter a certificate of merger with respect to the Second Merger in the form set forth in Exhibit D hereto (the “Second Certificate of Merger,” together with the First Certificate of Merger, the “Certificates of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and make all other filings or recordings required by the Company, the Acquisition Subs or Parent under the DGCL and DLLCA in connection with effecting the Mergers. The Mergers shall become effective on the date and at such time as the Certificates of Merger are filed with the Delaware Secretary of State or at such later time as may be mutually agreed to in writing by Parent and the Company and specified in the Certificates of Merger (the time at which the First Merger becomes effective being referred to in this Agreement as the “First Effective Time” and the time at which the Second Merger becomes effective being referred to in this Agreement as the “Second Effective Time”).

Section 1.3 Certificate of Incorporation and Bylaws.

(a) At the First Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the First Effective Time, shall continue to be the certificate of incorporation of the Initial Surviving Corporation until, subject to the requirements of Section 4.13, thereafter changed or amended as provided therein or by applicable Legal Requirements.

(b) At the First Effective Time, the bylaws of the Company in effect immediately prior to the First Effective Time shall continue to be the bylaws of the Initial Surviving Corporation until, subject to the requirements of Section 4.13, thereafter changed or amended as provided therein or by applicable Legal Requirements.

(c) At the Second Effective Time, the certificate of formation of Acquisition Sub II in effect immediately prior to the Second Effective Time shall continue to be the certificate of formation of the Surviving Company until, subject to the requirements of Section 4.13, thereafter amended as provided therein or by applicable Legal Requirements.

(d) The limited liability company agreement of Acquisition Sub II in effect immediately prior to the Second Effective Time will continue to be the limited liability company agreement of the Surviving Company until, subject to the requirements of Section 4.13, thereafter changed or amended as provided therein or by applicable Legal Requirements.

Section 1.4 Directors and Officers.

(a) From and after the First Effective Time, the directors and officers of the Acquisition Sub I immediately prior to the First Effective Time shall be the directors and officers of the Initial Surviving Corporation until their successor has been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Initial Surviving Corporation.

(b) From and after the Second Effective Time, the officers of Acquisition Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Company, each to hold office in accordance with the limited liability company agreement of the Surviving Company until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

(c) Prior to the First Effective Time, Parent shall offer at least two members of the Company Board mutually agreed by Parent and the Company the opportunity to join the Parent Board effective as of the First Effective Time, and shall take all necessary action so that upon the First Effective Time, such offered members of the Company Board shall become members of the Parent Board, each to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal as a member of the Parent Board.

Section 1.5 Treatment of Capital Stock in the Mergers.

(a) Treatment of Capital Stock in the First Merger. Subject to the terms and conditions of this Agreement, at the First Effective Time, automatically, by virtue of the First Merger and without any further action on the part of Parent, Acquisition Sub I, the Company or any stockholder of the Company:

(i) all shares of Company Common Stock that are held in the Company’s treasury or are held directly by a Company Subsidiary, Parent or Acquisition Sub I immediately prior to the First Effective Time (collectively, with the Dissenting Shares, “Excluded Shares”) shall be cancelled and shall cease to exist, and no consideration shall be paid or payable in respect thereof;

(ii) except as provided in Section 1.5(a)(i) and Section 1.6 with respect to Excluded Shares, each share of Company Common Stock that is issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive, without interest, at the election of the holder thereof in accordance with the procedures set forth in Section 1.12 and Section 1.15 (such consideration, the “Merger Consideration”):

(A) for each share of Company Common Stock with respect to which an election to receive cash has been made and not revoked or lost pursuant to Section 1.15 (such share of Company Common Stock, together with any share of Company Common Stock for which an election to receive cash is deemed to have been made under clause (C) below, the “Cash Election Shares”) an amount of cash equal to $28.00, without interest (the “Cash Election Consideration”), as the same may be adjusted pursuant to Section 1.7(a)(ii) and Section 1.7(b)(ii);

(B) for each share of Company Common Stock with respect to which an election to receive stock has been made and not revoked or lost pursuant to Section 1.15 (such share of Company Common Stock, together with any share of Company Common Stock for which an election to receive stock is deemed to have been made under clause (C) below, the “Stock Election Shares”), 1.6839 validly issued, fully paid and non-assessable shares of Parent Class A Common Stock (the “Stock Election Consideration”), as the same may be adjusted pursuant to Section 1.7(a)(ii); and

(C) for each share of Company Common Stock with respect to which no election to receive cash or stock has been made, the Cash Election Consideration or the Stock Election Consideration, as provided in Section 1.7 (such share of Company Common Stock described in this clause (C), the “No Election Shares”).

(iii) each share of common stock, par value $0.0001 per share, of Acquisition Sub I that is issued and outstanding immediately prior to the First Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Initial Surviving Corporation.

(b) Treatment of Capital Stock in Second Merger. Subject to the terms and conditions of this Agreement, at the Second Effective Time, automatically, by virtue of the Second Merger and without any action on the part of Parent, the Initial Surviving Corporation or Acquisition Sub II, each share of common stock, par value $0.0001 per share, of the Initial Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist. Each limited liability company interest of Acquisition Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company.

Section 1.6 Dissenting Shares. Notwithstanding Section 1.5(a)(ii), shares of Company Common Stock issued and outstanding immediately prior to the First Effective Time and held by a holder who is entitled to, and has properly exercised and perfected his, her or its demand for, appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but each holder of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the First Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the fair market value of such Dissenting shares to the extent afforded by Section 262 of the DGCL); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under Section 262 of the DGCL (whether occurring before, at or after the First Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the First Effective Time solely into the right to receive the Merger Consideration as if such shares were No Election Shares, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt written notice of any demands for appraisal of Company Common Stock received by the Company, written withdrawals or attempted withdrawals of such demands and any other instruments, notices or demands served on the Company pursuant to Section 262 of the DGCL. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, waive any failure to timely deliver a written demand for appraisal under the DGCL, or approve any withdrawal of any such demands or agree to do or commit to do any of the foregoing.

Section 1.7 Proration. Notwithstanding any provision of this Agreement to the contrary:

(a) If the product of the aggregate number of Cash Election Shares multiplied by the Cash Election Consideration (such product being the “Elected Cash Consideration”) exceeds the Maximum Cash Amount, then:

(i) all Stock Election Shares and all No Election Shares will be exchanged for the Stock Election Consideration; and

(ii) a portion of the Cash Election Shares of each holder of shares of Company Common Stock will be exchanged for the Cash Election Consideration, with such portion being equal to the product obtained by multiplying (A) the number of such holder’s Cash Election Shares by (B) a fraction, the numerator of which will be the Maximum Cash Amount and the denominator of which will be the Elected Cash Consideration, with the remaining portion of such holder’s Cash Election Shares being deemed to be Stock Election Shares and exchanged for the Stock Election Consideration.

(b) If the Elected Cash Consideration is less than the Maximum Cash Amount (such difference being the “Shortfall Amount”), then:

(i) all Cash Election Shares will be exchanged for the Cash Election Consideration; and

(ii) all Stock Election Shares and No Election Shares will be treated in the following manner: (A) if the Shortfall Amount is less than or equal to the product of the aggregate number of No Election Shares multiplied by $28.00 (the “No Election Value”), then (1) all Stock Election Shares will be exchanged for the Stock Election Consideration and (2) the No Election Shares of each holder of shares of Common Stock will be exchanged for the Cash Election Consideration in respect of that number of No Election Shares equal to the product obtained by multiplying (x) the number of No Election Shares of such holder by (y) a fraction, the numerator of which is the Shortfall Amount and the denominator of which is the No Election Value, with the remaining portion of such holder’s No Election Shares (if any) being deemed to be Stock Election Shares and exchanged for the Stock Election Consideration or (B) if the Shortfall Amount exceeds the No Election Value, then (1) all No Election Shares will be exchanged for the Cash Election Consideration and (2) a portion of the Stock Election Shares of each holder of shares of Company Common Stock will be exchanged for the Cash Election Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Stock Election Shares of such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Amount exceeds the No Election Value, and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $28.00, with the remaining portion of such holder’s Stock Election Shares being deemed to be Stock Election Shares and exchanged for the Stock Election Consideration.

(c) If the Elected Cash Consideration equals the Maximum Cash Amount, then:

(i) all Cash Election Shares will be converted into the right to receive the Cash Election Consideration; and

(ii) all Stock Election Shares and all No Election Shares will be converted into the right to receive the Stock Election Consideration.

Section 1.8 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, during the period from the date of this Agreement through the First Effective Time, the outstanding shares of Parent Class A Common Stock or Company Common Stock are changed or converted into a different number or class or series of shares of capital stock by reason of any stock split, division, combination, change, exchange or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate to proportionately reflect such change and to otherwise provide the same economic effect to the Company’s stockholders as contemplated by this Agreement prior to such action. Nothing in this Section 1.8 shall be construed to permit the parties to take any action except to the extent consistent with, or not otherwise prohibited by, the terms of this Agreement.

Section 1.9 Treatment of Equity Awards.

(a) Effective as of the First Effective Time, each Company Option held by an individual who, as of immediately after the First Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8, that is outstanding and unexercised, whether vested or unvested, immediately prior to the First Effective Time (each, an “Assumed Company Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically into a Parent Option on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Assumed Company Option immediately prior to the First Effective Time, except that: (i) the number of shares of Parent Class A Common Stock subject to each Assumed Company Option shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to such Assumed Company Option immediately prior to the First Effective Time; by (B) the Option Exchange Ratio, and rounding such product down to the nearest whole share; (ii) the per share exercise price of each Assumed Company Option shall be determined by dividing: (A) the per share exercise price of the Assumed Company Option immediately prior to the First Effective Time; by (B) the Option Exchange Ratio, and rounding such quotient up to the nearest whole cent, and (iii) the Assumed Company Option shall become fully vested immediately upon the First Effective Time.

(b) Prior to the First Effective Time, the Company shall take all corporate action necessary to provide that each Company Option and all Company Restricted Stock shall accelerate in full (to the extent not otherwise previously vested in accordance with their terms) as of immediately prior to the First Effective Time.

(c) Effective as of the First Effective Time, each Company Option that is not an Assumed Company Option and that is outstanding and unexercised shall be settled in cash immediately prior to the First Effective Time in an amount equal to the product of (x) the number of shares of Company Common Stock subject to the Company Option, and (y) the excess, if any, of (i) the Average Company Stock Price, over (ii) the per share exercise price of such Company Option.

(d) The Company shall ensure that (a) no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Closing Date, (b) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Company ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement and (c) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Closing Date. To the extent applicable, no later than five days prior to the Closing Date, in the case of any outstanding purchase rights under the Company ESPP, any then-current offering period under the Company ESPP shall end and each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP. Shares of Company Common Stock held in participants’ Company ESPP account balances immediately prior to the Closing Date shall be treated the same as all other shares of Company Common Stock in accordance with Section 1.5(a). The Company shall ensure that the Company ESPP shall terminate immediately prior to the First Effective Time contingent upon the occurrence of the Closing.

(e) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Class A Common Stock for delivery with respect to all Assumed Company Options. Parent shall file and cause to be effective as of no later than the First Effective Time, a registration statement under the Securities Act on Form S-8 or other appropriate form under the Securities Act, relating to shares of Parent Class A Common Stock issuable with respect to all Assumed Company Options, and Parent shall use its best efforts to cause such registration statement to remain in effect for so long as such Assumed Company Options remain outstanding.

Section 1.10 No Fractional Shares.

(a) No fractional shares of Parent Class A Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued.

(b) Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock pursuant to Section 1.5(a)(ii) (after aggregating all fractional shares of Parent Class A Common Stock otherwise issuable to such holder pursuant to Section 1.5(a)(ii)) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificates representing shares of Company Common Stock outstanding as of immediately prior to the First Effective Time (“Company Stock Certificates”) or book-entry positions representing non-certificated shares of Company Common Stock outstanding as of immediately prior to the First Effective Time (“Company Book-Entry Shares”) in accordance with Section 1.12, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required Tax withholding, determined by multiplying such fraction by the Average Parent Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Class A Common Stock that would otherwise have been issuable as part of the Merger Consideration. The payment of cash in lieu of fractional share interests pursuant to this Section 1.10(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

Section 1.11 Closing of Transfer Books.

At the First Effective Time:

(a) all shares of Company Common Stock outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist, and all holders of Company Stock Certificates and of Company Book-Entry Shares shall cease to have any rights as stockholders of the Company, except (unless such holder holds Excluded Shares, which are subject to Section 1.5(a)(i) or Section 1.6) the right to receive the Merger Consideration pursuant to Section 1.5(a)(ii), cash in lieu of any fractional share of Parent Class A Common Stock pursuant to Section 1.10(b) and any dividends or other distributions pursuant to Section 1.12(f); and

(b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the First Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the First Effective Time. If, after the First Effective Time, a valid Company Stock Certificate or a Company Book-Entry Share is presented to the Exchange Agent or to the Initial Surviving Corporation, the Surviving Company or Parent, such Company Stock Certificate or Company Book-Entry Share shall be cancelled and shall be exchanged as provided in Section 1.12.

Section 1.12 Exchange of Certificates and Cancellation of Book-Entry Positions.

(a) Prior to the Mailing Date, Parent shall select Parent’s transfer agent or another reputable bank or trust company, in either case, reasonably satisfactory to both Parent and the Company, to act as exchange agent with respect to the Mergers (the “Exchange Agent”). Promptly following the First Effective Time, (but in any event within one Business Day following the Closing Date), Parent shall cause to be deposited with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the shares of Parent Class A Common Stock issuable pursuant to Section 1.5(a); and (ii) cash sufficient to pay the Cash Election Consideration pursuant to Section 1.5(a) and to make payments in lieu of fractional shares in accordance with Section 1.10(b). The shares of Parent Class A Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.12(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Class A Common Stock, and any interest or other income with respect to such cash amount, are referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest the cash available in the Exchange Fund as reasonably directed by Parent; provided, that any investment of such cash shall in all events be limited to (w) direct obligations of, or guaranteed by, the U.S. government, (x) in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available) or (z) a money market fund having assets of at least $1 billion; provided, further, that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this ARTICLE I (and Parent shall promptly deliver to the Exchange Agent cash in an amount sufficient to replenish any deficiency in the Exchange Fund). The Payment Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) With respect to Company Stock Certificates, as promptly as reasonably practicable, after the First Effective Time, and in any event within three Business Days, Parent shall cause the Exchange Agent to mail to each holder of record of each such Company Stock Certificate (i) a notice advising such holder of the effectiveness of the Mergers, (ii) a letter of transmittal in customary form and reasonably acceptable to each of Parent and the Company specifying that delivery shall be effected, and risk of loss and title to a Company Stock Certificate shall pass, only upon delivery of the Company Stock Certificate (or affidavit of loss in lieu of a Company Certificate as provided in Section 1.12(e)) to the Exchange Agent (the “Letter of Transmittal”) and (iii) instructions for surrendering a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.12(e)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.12(e)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Company Stock Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (i) a statement reflecting the number of whole shares of Parent Class A Common Stock, if any, that such holder is entitled to receive pursuant to Section 1.5(a) in non-certificated book-entry form in the name of such record holder (subject to Section 1.12(i)) and (ii) a check, or wire transfer of immediate funds (provided such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required Tax withholdings as provided in Section 1.14) of (A) the applicable Cash Election Consideration such holder is entitled to receive pursuant to Section 1.5(a), plus (B) any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 1.10 plus (C) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 1.12(f). Any Company Stock Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(c) With respect to Company Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the First Effective Time, but in any event within two Business Days thereafter, (i) a statement reflecting the number of whole shares of Parent Class A Common Stock, if any, that such holder is entitled to receive pursuant to Section 1.5(a) in non-certificated book-entry form in the name of such record holder (subject to Section 1.12(i)) and (ii) a check or wire transfer of immediately available funds (provided such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000) in the amount (after giving effect to any required Tax withholdings as provided in Section 1.14) of (A) the applicable Cash Election Consideration such holder is entitled to receive pursuant to Section 1.5(a), plus (B) any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 1.10 plus (C) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 1.12(f), and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent. Subject to Section 1.12(i), payment of the Merger Consideration with respect to Non-DTC Book-Entry Shares shall only be made to the Person in whose name such Non-DTC Book-Entry Shares are registered.

(d) With respect to Company Book-Entry Shares held through DTC, prior to the First Effective Time, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to provide that the Exchange Agent will transmit to DTC or its nominees as promptly as reasonably practicable after the First Effective Time, but in any event within three Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock pursuant to

Section 1.10, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to Section 1.12(f).

(e) In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact (in form reasonably acceptable to Parent and the Exchange Agent) by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 1.10, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to Section 1.12(f), as if such lost, stolen or destroyed Company Stock Certificate had been surrendered.

(f) No dividends or other distributions declared or made with respect to Parent Class A Common Stock with a record date after the First Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Shares, as applicable, with respect to the shares of Parent Class A Common Stock that such holder has the right to receive in the Mergers until the later to occur of: (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Shares in accordance with this Section 1.12; and (B) the payment date for such dividend or distribution with respect to Parent Class A Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(g) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is one year after the Closing Date shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.12 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, the Merger Consideration pursuant to the provisions of Section 1.5(a), cash in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 1.10(b) and any dividends or distributions with respect to shares of Parent Class A Common Stock pursuant to Section 1.12(f).

(h) None of Parent, the Initial Surviving Corporation, nor the Surviving Company shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of such Company Stock Certificates or Company Book-Entry Share has the right to receive pursuant to this Section I in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirement, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(i) In the event of a transfer of ownership of any shares of Company Common Stock that is not registered in the transfer records of the Company, the Exchange Agent may deliver the Merger Consideration (and, to the extent applicable, cash in lieu of fractional shares pursuant to Section 1.10(b) or any dividends or distributions pursuant to Section 1.12(f)) to such transferee if (A) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, (B) in the case of Company Stock Certificates, the Company Stock Certificates formerly representing such shares of Company Common Stock are surrendered to the Exchange

Agent, and (C) the written instructions, in the case of clause (A), and Company Stock Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any Merger Consideration is to be delivered to a Person other than the holder in whose name any shares of Company Common Stock are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of shares of Parent Class A Common Stock to a Person other than the registered holder of any shares of Company Common Stock, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

Section 1.13 Further Action. If, at any time after the First Effective Time, any further action is determined by Parent, the Initial Surviving Corporation or the Surviving Company to be necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of Acquisition Subs, in the name of the Company or otherwise) be fully authorized to take such action.

Section 1.14 Tax Withholding. Each of Parent, the Exchange Agent, Acquisition Sub I, Acquisition Sub II, the Company and the Initial Surviving Corporation and the Surviving Company, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

Section 1.15 Election Procedures.

(a) Not less than 30 days prior to the anticipated First Effective Time (the “Mailing Date”), Parent will cause to be mailed to each record holder of shares of Company Common Stock (other than Excluded Shares) as of five business days prior to the Mailing Date (or another date selected by Parent which is reasonably acceptable to the Company) an election form in a form mutually satisfactory to Parent and the Company (the “Election Form”).

(b) Each Election Form will permit the holder (or the beneficial owner through customary documentation and instructions) of shares of Company Common Stock to specify (i) the number of shares of Company Common Stock with respect to which such holder elects to receive the Stock Election Consideration, (ii) the number of Shares with respect to which such holder elects to receive the Cash Election Consideration or (iii) that such holder makes no election with respect to such holder’s shares of Company Common Stock. Any shares of Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York Time, on the Business Day that is three Trading Days prior to the Closing Date or such other date as Parent and the Company will, prior to the Closing, mutually agree (the “Election Deadline”) will be deemed to be No Election Shares. Parent and the Company will publicly announce the anticipated Election Deadline at least five Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c) Any election made pursuant to this Section 1.15 will have been properly made only if the Exchange Agent has actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the Person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the Shares represented by such Election Form will be deemed to be No Election Shares, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this

Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of Parent, the Company or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

ARTICLE II.REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Acquisition Sub that, except as set forth or incorporated by reference in the Company SEC Documents filed and publicly available prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to Parent concurrent with the execution of this Agreement (the “Company Disclosure Schedule”):

Section 2.1 Due Organization and Good Standing; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the Laws of the applicable jurisdictions) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Exhibit 21.1 of the Most Recent Company 10-K is a correct and complete list of each Entity that is a Company Subsidiary as of the date of this Agreement. Neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of the Most Recent Company 10-K. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the applicable jurisdictions) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

Section 2.2 Organizational Documents. Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company and each Company Subsidiary, including all amendments thereto in effect prior to the date of this Agreement. The Organizational Documents of the Company and each Company Subsidiary are in full force and effect and neither (a) the Company nor (b) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, any Company Subsidiary is in violation of any of the provisions of such Organizational Documents.

Section 2.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 45,000,000 shares of Company Common Stock and (ii) 2,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Agreements will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b) Except as set forth in the Company’s Organizational Documents or the Company Equity Agreements: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right granted by the Company or a Company Subsidiary; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness issued by the Company or any Company Subsidiary and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no Contract to which the Company or any Company Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in the Company Equity Agreements, neither the Company nor any Company Subsidiary is under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock, capital or other equity interests of any Company Subsidiary or any other securities of any other Entity.

(c) As of July 27, 2021 (the “Company Capitalization Date”): (i) 17,410,045 shares of Company Common Stock were issued and outstanding, which total includes 159,800 shares of Company Restricted Stock; (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,202,301 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options, (iv) 400,000 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; (v) 524,736 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Incentive Plans (excluding securities reflected in clauses (iii) and (iv)); and (vi) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has issued any shares of Company Common Stock or other equity interests of the Company or any Company Subsidiary, other than pursuant to Company Options, in each case, that were outstanding as of the Company Capitalization Date.

(d) Except as set forth in Section 2.3(c), there is no: (i) subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, or any restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of the Company or any Company Subsidiary, in each case, to which the Company or any Company Subsidiary is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Company Subsidiary; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e) Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of: (A) the Company Equity Plans; and (B) the forms of all stock option agreements evidencing Company Options outstanding as of the date of this Agreement.

Section 2.4 Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the

Required Company Stockholder Vote, to consummate the First Merger. Assuming the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, on or prior to the date hereof, the Company Board has unanimously: (a) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Company Stockholder Vote, the performance of this Agreement and the consummation of the First Merger by the Company; (b) determined that the First Merger is fair to and in the best interests of the Company and its stockholders; (c) approved and declared advisable this Agreement and the consummation of the transactions contemplated by this Agreement, including the First Merger; and (d) resolved that (i) this Agreement be submitted to a vote of the Company’s stockholders and, (ii) subject to the terms and conditions contained in this Agreement, including Section 4.5, to recommend that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”), and to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus. Assuming the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, the execution and delivery of this Agreement by the Company and the consummation by the Company of the First Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, in each case other than, with respect to the consummation of the Mergers, the receipt of the Required Company Stockholder Vote and the filing of the Certificates of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and the Acquisition Subs and the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “General Enforceability Exception”).

Section 2.5 Vote Required. Assuming the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, the adoption of this Agreement by the affirmative vote of the holders of at least a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and the Company Organizational Documents to adopt this Agreement or for the Company to consummate the transactions contemplated hereby, including the Mergers.

Section 2.6 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by the Company and, assuming receipt of the Required Company Stockholder Vote and the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, the consummation by the Company of the Mergers will not: (i) cause a violation of any of the provisions of the Organizational Documents of the Company or any Company Subsidiary; (ii) assuming the consents and filings referred to in Section 2.6(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of the Company or any Company Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Material Contract, or result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary, except, in the cases of clauses “(ii)” and “(iii),” as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as (i) may be required by the applicable requirements of the Securities Act, the Exchange Act, the DGCL, the DLLCA, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws, the rules and regulations of Nasdaq, (ii) in connection with the filing of the Form S-4 with the SEC or (iii) the filing of all material applications and notices, consents, approvals, clearances, authorizations, registrations, and exemptions, as required by the FDA and any other federal, state, local or foreign Governmental Entity that is concerned with or regulates the development, marketing, labeling, sale, use, handling and control, safety, efficacy, reliability or manufacturing of, or payment for biological products, human cells, tissues, and cellular or tissue-based products (“HCT/Ps”), medical devices or durable medical equipment or is concerned with or regulates public health care programs (each, a “Healthcare Regulatory Authority”), the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the Mergers, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.7 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC under the Exchange Act or Securities Act since January 1, 2019 (the “Company SEC Documents”) have been filed or furnished by or on behalf of the Company with the SEC on a timely basis. As of the time it was filed with the SEC (or if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Company SEC Document was filed; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2019. Since January 1, 2019 no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC applicable thereto, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments; and (iv) have been prepared from, and are in accordance with, the books and records of the Company and the Company’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Deloitte & Touche LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.

(c) The Company maintains, and at all times since January 1, 2019 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange

Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the most recent fiscal quarter ended March 31, 2021 and such assessment concluded that such controls were effective. Management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting since January 1, 2019 and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been made available to Parent prior to the date hereof.

(d) Since January 1, 2019, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the Chief Financial Officer or Chief Executive Officer of the Company.

(e) The Company maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date of this Agreement, the Company is in compliance in all material respects with all current listing requirements of the Nasdaq Global Select Market (“Nasdaq”).

(f) Neither the Company nor any Company Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.

(h) Neither the Company nor any Company Subsidiary has any liabilities of any nature or type (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), that would be required by GAAP to be reflected on a condensed consolidated balance sheet of the Company and its consolidated Company Subsidiaries, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business in a manner consistent with past practice since the date of the Most Recent Company Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with this Agreement, the preparation and negotiation of this Agreement or the transactions contemplated by this Agreement.

Section 2.8 Absence of Certain Changes.

(a) Since the date of the Most Recent Company Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business (other than in connection with COVID-19 Measures) in a manner consistent with past practice, and neither the Company nor any Company Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require Parent’s consent pursuant to subsections (ii), (iii), (iv), (vi), (vii), (xi), (xii), (xvi), (xvii), (xix) and (xx) of Section 4.1(a).

Section 2.9 Intellectual Property and Related Matters.

(a) Section 2.9(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement, of all material Company IP that is Registered IP (excluding domain name registrations) (collectively, the “Company Registered IP”), including for each item: (i) the jurisdiction of application or registration; and (ii) the application or registration number.

(b) To the knowledge of the Company, all Company Registered IP is currently in compliance with all formal legal requirements (including, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications) to maintain such Registered Company Intellectual Property in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, all material Company Registered IP is valid, subsisting and enforceable (or solely in the case of applications, applied for and pending), since January 1, 2019, none of the material Company Registered IP has ever been found invalid, unpatentable or unenforceable for any reason in any administrative, arbitration, judicial or other proceeding, except for claims rejected or refused in connection with the prosecution of any Registered Company Intellectual Property. Since January 1, 2019, neither the Company nor any Company Subsidiary has received any written notice or claim challenging the validity or enforceability of any Company Registered IP or indicating an intention on the part of any Person to bring a claim that any of the Company Registered IP is invalid or unenforceable, and there is currently no Legal Proceeding pending or threatened in writing, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged.

(c) To the knowledge of the Company, the Company or a Company Subsidiary, as applicable, solely owns or has a valid and enforceable exclusive license (as applicable) to all Company IP, free and clear of all Liens other than Company Permitted Encumbrances.

(d) Neither the Company nor any Company Subsidiary is subject to any outstanding or potential Order that restricts in any material manner the use, transfer or licensing of any material Company IP.

(e) To the knowledge of the Company, the operations of the businesses of the Company and the Company Subsidiaries as currently conducted, including the Company’s and the Company Subsidiaries’ design, manufacture, provision, use and sale of any Company Products, do not infringe, misappropriate or otherwise violate, and, to the knowledge of the Company, since January 1, 2019 have not infringed, misappropriated or otherwise violated, any Intellectual Property owned by any other Person except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Legal Proceeding is pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary alleging that the operation of the business of the

Company or any Company Subsidiary, the Company Products, Company Intellectual Property or Company Technology (or the exploitation of any of the foregoing) infringes, misappropriates, or violates (or in the past infringed, misappropriated or violated) any Intellectual Property of any Person, or that any of the Company Intellectual Property or Company Technology is invalid or unenforceable. Neither the Company nor any Company Subsidiary has received any written complaints, claims or notices since January 1, 2019 alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by the Company or any Company Subsidiary. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any material Company IP by any third Person. Since January 1, 2019, neither Company nor any Company Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice or other assertion, alleging any Person is infringing, misappropriating or otherwise violating any material Company IP.

(f) To the knowledge of the Company, no material Company IP was developed using any material support, funding, resources or assistance from any government entities, or from any university, college, other academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business in a manner consistent with past practice).

(g) As of the date of this Agreement, (i) neither the Company nor any Company Subsidiary is obligated to grant licenses to any material Company IP to any industry standards organization, body, working group, patent pool, trade association, or similar organization and (ii) neither the Company nor any Company Subsidiary, nor any material Company IP is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization.

(h) The Company and each Company Subsidiary have taken commercially reasonable steps to protect all Trade Secrets owned, used or held for use by the Company or a Company Subsidiaries and that are material to the Company or the Company Subsidiaries taken as a whole.    Each Person who is or was involved in the creation or development of any Company Product has entered into a valid and enforceable agreement with the Company or a Company Subsidiary, containing an assignment to the Company or the Company Subsidiaries, as applicable, of Intellectual Property in such Person’s contribution to the Company IP except to the extent not legally assignable and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no Person has materially violated such agreement or otherwise misappropriated any Trade Secret that constitutes material Company IP. Since January 1, 2019, no Person has notified the Company or any Company Subsidiary in writing that it is claiming any ownership of or right to use any material Company IP (other than the right to use Company IP expressly granted to such Person under a Contract with the Company or a Company Subsidiary).

(i) Section 2.9(i) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of, (i) all Contracts pursuant to which a third Person has licensed (including covenants not to sue) to the Company or a Company Subsidiary any material Intellectual Property and which Contract is material to the Company and the Company Subsidiaries, taken as a whole (“In-Bound Licenses”); and (ii) each Contract pursuant to which the Company has granted to any third Person any right or license (including covenants not to sue) to any material Company IP and which Contract is material to the Company and the Company Subsidiaries, taken as a whole (other than, in all cases, non-exclusive licenses granted in the ordinary course of business in a manner consistent with past practice) (“Out-Bound Licenses” and, together with the In-Bound Licenses, the “Company IP Licenses”). Neither the Company nor any Company Subsidiary is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or a Company Subsidiary to use, exploit, assert, or enforce any of its Intellectual Property in any material respect anywhere in the world. Without limiting the foregoing, neither the Company nor any Company Subsidiary has granted any exclusive licenses to any material Company IP.

(j) Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary is in compliance, and has since January 1, 2019 complied, with all applicable Data Protection Laws. To the knowledge of the Company, since January 1, 2019, there have not been any material non-permitted disclosures, material security incidents or material breaches involving the Company, the Company Subsidiaries, or any of its agents, employees or contractors relating to any Personal Data in its possession or control except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(k) To the knowledge of the Company, since January 1, 2019, there has been no material failure or any material unauthorized intrusions or material breaches of security with respect to the information technology systems owned or controlled by the Company or any Company Subsidiary that has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.10 Title to Assets; Real Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the material tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances), (b) either the Company or a Company Subsidiary has a good and valid binding leasehold interest in each material property under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (such real property, collectively, the “Company Leased Real Property”), in each case pursuant to a written lease, sublease, license, or other use or occupancy agreement, in each case that is a valid and binding obligation of the Company or a Company Subsidiary and, to the knowledge of the Company, each other party thereto, (c) (i) none of the Company or any Company Subsidiary is in default of any provision of any such lease and (ii) the Company has made available to Parent a true and correct copy of each such material lease in effect as of the date of this Agreement, and (d) all buildings, structures, improvements, fixtures, building systems and improvements situated on the Company Leased Real Property comprise all of the material real property used or intended to be used in the conduct of the business of the Company or the Company Subsidiaries. Neither the Company nor the Company Subsidiaries owns any real property.

Section 2.11 Contracts. Section 2.11 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following Contracts to which the Company or a Company Subsidiary is a party, other than Company Plans (each such Contract (x) required to be listed in Section 2.11 of the Company Disclosure Schedule, (y) that is a Company IP License or (z) that is required to be filed as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as an exhibit to the Most Recent Company 10-K under the Exchange Act prior to the date of this Agreement (other than any Company Plan), being referred to as a “Material Contract”):

(a) each Contract that restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to (i) engage or compete in any geographic area or line of business, market or field, or to develop, sell, supply, manufacture, market, distribute, or support any material product or service, or (ii) transact with any Person (or that would so restrict Parent, any Parent Subsidiary or any Affiliate of any of them following the Closing);

(b) each joint venture agreement, partnership agreement or similar agreement with a third party;

(c) each material acquisition or divestiture Contract that contains any material indemnification obligations of the Company or a Company Subsidiary or any “earnout” or other material contingent payment obligations that are outstanding obligations of the Company or any Company Subsidiary as of the date of this Agreement;

(d) each Contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, in each case in excess of $250,000;

(e) each Contract expressly limiting or restricting the ability of the Company or any Company Subsidiary (i) to make distributions or declare or pay dividends in respect of their capital stock, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to issue any guaranty, or (iv) to make loans to the Company or any Company Subsidiary;

(f) each Contract that obligates the Company or any Company Subsidiary to make any loans, or capital contributions to, or investments in, any Person in excess of $250,000 individually;

(g) each Contract that grants a third party any material right of first refusal, first notice, first negotiation or right of first offer or similar right with respect to any material assets, rights or properties of the Company or any Company Subsidiary;

(h) each Contract or series of related Contracts (excluding (i) purchase orders given or received in the ordinary course of business in a manner consistent with past practice and (ii) Contracts between the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries) under which the Company or any Company Subsidiary (A) paid in excess of $750,000 in fiscal year 2020, or is expected to pay in excess of $750,000 in fiscal year 2021 or (B) received in excess of $750,000 in fiscal year 2020, or is expected to receive in excess of $750,000 in fiscal year 2021;

(i) each “single source” supply Contract pursuant to which goods or materials are supplied to the Company or a Company Subsidiary from a sole source which is expected to involve payments by the Company and Company Subsidiaries in excess of $250,000 in fiscal year 2021;

(j) each Contract containing any “take or pay”, minimum commitments or similar provisions which, in each case, is expected to involve payments (including penalty or deficiency payments) by the Company and Company Subsidiaries in excess of $250,000 in fiscal year 2021;

(k) each lease involving real property pursuant to which the Company or any Company Subsidiary is required to pay a monthly base rental in excess of $50,000;

(l) each lease or rental Contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any Company Subsidiary is required to make rental payments in excess of $25,000 per month (excluding leases or rental Contracts for office equipment entered into in the ordinary course of business in a manner consistent with past practice);

(m) each Contract relating to the acquisition, sale or disposition of any business unit or product line of the Company or any Company Subsidiary and with any outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement;

(n) any Government Contract with any outstanding obligations under which the Company or the Company Subsidiaries received in excess of $750,000 in fiscal year 2020, or is expected to receive in excess of $750,000 in fiscal year 2021;

(o) each Contract with any material “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary (or, following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or that includes a price protection provision in favor of the counterparty to such Contract;

(p) each settlement agreement entered into since January 1, 2019 (i) with a Governmental Entity that imposes material ongoing obligations or restrictions on the Company or any Company Subsidiary; (ii) that requires the Company or any Company Subsidiary to pay more than $250,000 in excess of insurance coverage after the date of this Agreement; or (iii) that imposes any material restrictions on the business of the Company or any Company Subsidiary after the date of this Agreement;

(q) each Contract (excluding purchase orders given or received in the ordinary course of business in a manner consistent with past practice) with any Top Customer, Top Distributor or Top Supplier of the Company and the Company Subsidiaries; and

(r) each Contract relating to the creation of a Lien (other than Company Permitted Encumbrances) with respect to any material asset of the Company or any Company Subsidiary.

Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract. Each Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to the General Enforceability Exception, and, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement (excluding purchase orders given or received in the ordinary course of business in a manner consistent with past practice). As of the date of this Agreement, no Top Customer, no Top Distributor and no Top Supplier has canceled, terminated or substantially curtailed its relationship with the Company or any Company Subsidiary, given written notice to the Company or any Company Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Company Subsidiary, or, to the knowledge of the Company, threatened in writing to do any of the foregoing.

Section 2.12 Compliance with Legal Requirements.

(a) The Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has, since January 1, 2019: (i) to the knowledge of the Company, received any written notice from any Governmental Entity regarding any potential or actual material violation by the Company or any Company Subsidiaries of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by the Company or any Company Subsidiary of any Legal Requirement.

(b) The Company and the Company Subsidiaries hold, and have at all times since January 1, 2019 held, all Governmental Authorizations necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; (ii) the Company and each Company Subsidiary is in compliance with the terms and requirements of all Company Permits; and (iii) no consent from or notice to any Government Entity is required in order for each Company Permit to continue in full force and effect upon consummation of the Mergers and the other transactions contemplated by this Agreement.

(c) Except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary have at all times since January 1, 2019 complied with applicable Sanctions Laws and Export Control Laws. Neither the Company or any Company Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other Legal Proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither the Company or any Company Subsidiary has been notified of any such pending or threatened actions. Neither the Company, any Company Subsidiary, nor any director or officer of the Company or any Company Subsidiary, or, to the knowledge of the Company, any other employee, independent contractor, consultant, agent, or other person acting on behalf of the Company or any Company Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. Since January 1, 2019, the Company and the Company Subsidiaries have secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to the Export Control Laws or Sanctions Laws, including for (i) the export, import and re-export of its products, services, Software and technologies, and (ii) releases of technologies and Software to foreign nationals located in the United States and abroad (the “Export Approvals”), and each of the Company and the Company Subsidiaries is and, since January 1, 2019, has been in compliance in all material respects with the terms of all Export Approvals. None of the officers, directors, or employees of the Company or any of the Company Subsidiaries is a foreign or domestic Government Official.

Section 2.13 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect the Company’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b) There is no Order under which the Company or any Company Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 2.14 Certain Business Practices. Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2019, neither the Company nor any Company Subsidiary nor, any director, officer, employee, or, to the Company’s knowledge, other agent or Person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly (a) violated or taken any action that could potentially result in a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Legal Requirements concerning corrupt payments (collectively, the “Anti-Corruption Laws”) applicable to the Company or any Company Subsidiary or (b) (i) used, offered to use or authorized the use of any funds of the Company or a Company Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment from funds of the Company or any Company Subsidiary to foreign or domestic Government Officials or to foreign or domestic political parties or campaigns; (iii) established or maintained any unlawful fund of monies or other unlawful pool of assets of the Company or any Company Subsidiary; (iv) made any fraudulent entry on the books or records of the Company or any Company Subsidiary; (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, in any form; or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of a Prohibited Person, received funds, goods or services from or made any contribution of funds, goods or services to or for the benefit of a Prohibited Person, or otherwise engaged in or facilitated any transactions with, any Prohibited Person. Neither the Company nor any Company Subsidiary is or within the past five years has (i) been to the knowledge of the Company, under investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) received any written notice from any Governmental Entity regarding any potential or actual violation of, or potential or actual failure to comply with, any Anti-Corruption

Laws. Since January 1, 2019, neither the Company nor any Company Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 2.15 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are accurate and complete;

(ii) The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them or, in respect of any Taxes accrued but not yet payable by the Company or any Company Subsidiary, adequate reserves have been recorded in the financial statements of the Company and the Company Subsidiaries in accordance with GAAP;

(iii) Each of the Company and the Company Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment made or owing to, or received from, their employees, creditors, independent contractors, shareholders, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to such withholding, collection and remittance of Taxes (including information reporting requirements);

(iv) Within the last three years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to such type of Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction;

(v) Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date, (iii) any agreement entered into on or prior to the Closing Date with a Governmental Entity relating to Taxes, or (iv) any open transaction or installment sale entered into on or prior to the Closing Date; and

(vi) There are no: (i) examinations, investigations, audits, or other proceedings pending or, to the knowledge of the Company, threatened in writing with respect to any Taxes of the Company or any Company Subsidiary or any Tax Returns; (ii) extensions or waivers of the limitation period applicable to any Tax Return or the period for the assessment of any Taxes of the Company or the Company Subsidiaries which period has not yet expired; (iii) deficiencies for Taxes that have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any Company Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Company Permitted Encumbrances) upon any of the property or assets of the Company or any Company Subsidiary.

(b) Neither the Company nor any of the Company Subsidiaries (i) is or has been, within the last six years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company is the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as transferee or successor.

(c) Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries.

(d) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes.

(e) Within the last two years, neither the Company nor any Company Subsidiary has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(f) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(g) Neither the Company nor any Company Subsidiary has taken or agreed to take any action or has knowledge of any facts that would prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 2.16 Employee Benefit Plans.

(a) Section 2.16(a) of the Company Disclosure Schedule sets forth a list of all material Company Plans as of the date of this Agreement. There are no Company Plans that are governed by the laws of any jurisdiction other than the United States or provide compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States.

(b) The Company has made available to Parent copies of, to the extent applicable: (i) the plan document for each material Company Plan; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each material Company Plan; (iii) the most recent summary plan description with respect to each material Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (v) all material correspondence from any Governmental Entity regarding any active or, to the Company’s knowledge, threatened Legal Proceeding regarding any Company Plan.

(c) No Company Plan is, and neither the Company nor any Company Subsidiary nor any Company Commonly Controlled Entity contributes to, has at any time in the previous six years contributed to or has or had any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), (v) a voluntary employee benefit association under Section 501(a)(9) of the Code, or (vi) a plan providing for post-employment or post-retirement health, medical, or life insurance benefits for current, former or retired employees of Company or any of the Company Subsidiaries, except as required under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Legal Requirements.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified and, to the knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Company Plan. Each Company Plan has been operated in compliance in all material respects with its terms and with all applicable Legal Requirements. Without limiting the foregoing, no liability under Title IV of ERISA has been incurred by the Company or any Company Commonly Controlled Entity that has not been satisfied in full and, to the knowledge of the Company, no condition exists that presents a risk to the Company or any Company Commonly Controlled Entity of incurring a liability under such Title.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or together with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary to any payment or benefit under any Company Plan or otherwise; (ii) increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Plan or otherwise; or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits under any Company Plan. No Company Plan provides for, and no current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary is entitled to, any gross-up, make-whole or other similar payment or benefit in respect of any Taxes under Section 4999 of the Code or Section 409A of the Code.

(f) Each Company Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(g) The per share exercise price of each Company Option was at least equal to the fair market value of one share of Company Common Stock on the date of grant of such Company Option. Prior to the date of this Agreement, the Company has made available to Parent a list of all Company Options outstanding as of the date of this Agreement, including the holder of such Company Option, the number of shares of Company Common Stock subject to such Company Option, the grant date of such Company Option, the per share exercise price of such Company Option, the vesting schedule for such Company Option, and the date on which such Company Option expires.

Section 2.17 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, nor does the Company or any Company Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.

(b) As of the date of this Agreement (i) and since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or any similar activity or dispute, affecting the Company, any Company Subsidiary or any of their employees and (ii) to the knowledge of the Company, no Person is currently threatening in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute.

(c) As of the date of this Agreement there is no material claim or grievance pending or, to the knowledge of the Company, threatened by or on behalf of any employees of the Company or Company Subsidiary relating to any employment Contract, wages and hours, mass layoffs or reductions in force, plant closing notification, employment statute or regulation, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, privacy right, immigration or discrimination matters involving any employee of the Company or any Company Subsidiary, including material charges of unfair labor practices or material harassment complaints, material claims or material judicial or administrative proceedings, in each case, which are pending.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, mass layoffs or reductions in force, plant closing notification, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters, and (ii) the Company and the Company Subsidiaries have properly classified all of their service providers as either employees or independent contractors and as exempt or non-exempt for all purposes.

(e) Within the last two years, no employee of the Company or any Company Subsidiary has transferred into employment with the Company or any Company Subsidiary by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable law of any country in the EEA, as amended from time to time, or any legislation that has substantially the same effect in any country outside the EEA. For purposes of this Section, “EEA” means European Economic Area, as constituted from time to time, and shall be deemed to include Switzerland.

Section 2.18 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pursuant to any Environmental Laws pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary. During the three-year period prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by Contract or by operation of law, except for such violations, liabilities and obligations that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2019, there has been no release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any Company Subsidiary and, in each case, for which the Company or any Company Subsidiary would reasonably be expected to be subject to any liability, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.19 Insurance. Since January 1, 2019, neither the Company nor any Company Subsidiary has received any written communication notifying the Company or any Company Subsidiary of any: (a) premature cancellation or invalidation of any material insurance policy held by the Company or any Company Subsidiary; or (b) refusal of any coverage or rejection of any material claim under any insurance policy held by the Company or any Company Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company or any Company Subsidiary against any insurance carrier under any insurance policy held by the Company or any Company Subsidiary. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or a Company Subsidiary and all claims thereunder have been filed in due and timely fashion, and neither the Company nor any of Company Subsidiary is in breach or default under, has received any written notice of, or has taken any action that would reasonably be likely to permit cancellation, termination or modification of, any such insurance policies.

Section 2.20 Product Defects and Warranties.

(a) Since January 1, 2019, all Company Products sold or supported by the Company or any of the Company Subsidiaries have been provided in conformity with the Company’s and the Company Subsidiaries’ applicable contractual commitments, warranties and specifications, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company’s warranty reserve reflected on the Most Recent Company Balance Sheet was calculated utilizing historical warranty experience rates consistent with past practice and, to the knowledge of the Company, was sufficient as of the date of the Most Recent Company Balance Sheet to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any products (including Company Products) sold by the Company or the Company Subsidiaries to their respective customers prior to the date of the Most Recent Company Balance Sheet. Since the date of the Most Recent Company Balance Sheet, the Company has not materially modified its practices in calculating warranty reserves. To the knowledge of the Company, the Company’s current warranty reserve is sufficient as of the date of this Agreement to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any products (including Company Products) sold by the Company or the Company Subsidiaries to their respective customers prior to the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.21 Regulatory Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries is, and has since January 1, 2019 been, in compliance with (i) all applicable Healthcare Laws and (ii) all Healthcare Regulatory Authorizations. “Healthcare Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.) and the Medical Devices Regulation and the Medical Devices Directive; (ii) all applicable federal, state, local and foreign health care related fraud and abuse, false claims, anti-kickback, self-referral and transparency Legal Requirements, including the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Civil False Claims Act (31 U.S.C. § 3729 et seq.), the Exclusion Laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the federal Stark Law (42 U.S.C. § 1395nn), and all criminal Legal Requirements relating to health care fraud and abuse, including 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA; (iii) Legal Requirements relating to price reporting requirements and the requirements relating to the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state supplemental rebate program, and Medicare average sales price reporting (42 U.S.C. § 1395w-3a); (iv) the Medicare statute (Title XVIII of the Social Security Act), the Medicaid statute (Title XIX of the Social Security), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), and other Legal Requirements relating to Government Programs; (v) any other applicable Legal Requirements relating to the research, development, design, testing, manufacturing, labeling, marketing, promotion, sale and distribution of biological products, HCT/Ps, or medical devices, or durable medical equipment; (vi) Legal Requirements relating to consulting agreements, royalty agreements, and other arrangements with healthcare professionals, physician ownership/investment interests, and continuing education and trade shows for healthcare professionals; and (vii) in each case, as amended and the regulations promulgated thereunder.

(b) Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by any Healthcare Regulatory Authority alleging that any Company Product, operation, or activity of the Company or any Company Subsidiary is in material violation of any applicable Healthcare Laws, or otherwise (i) proposing to modify, suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the clearance, approval or marketing of any Company Product.

(c) The Company and each of the Company Subsidiaries, as applicable, possess all Healthcare Regulatory Authorizations required for the conduct of its respective business, including all Healthcare Regulatory Authorizations required for any Company Product, and all such Healthcare Regulatory Authorizations are in full force and effect, except where the failure to possess such Healthcare Regulatory Authorizations or for such Healthcare Regulatory Authorizations to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received written notice of any termination, revocation, withdrawal, suspension, rejection or denial of, any Healthcare Regulatory Authorization, and to the Company’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any Healthcare Regulatory Authorization (or any filing or application therefor), except for such terminations, revocations, withdrawals, suspensions, rejections, denials or impairments as, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: all reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority pursuant to any applicable Health Care Laws by the Company or any of the Company Subsidiaries have been so filed, maintained or furnished and were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(e) Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued (or received any written notices from any Healthcare Regulatory Authority issuing, requiring or causing the Company or any of the Company Subsidiaries to issue) any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other written notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any Company Product, except in each case as are immaterial in nature or amount, and to the knowledge of the Company, none of any Healthcare Regulatory Authority or the Company or any Company Subsidiary is considering such action.

(f) All preclinical studies, tests and clinical trials conducted by or on behalf of the Company or any of the Company Subsidiaries, or in which the Company or any of the Company Subsidiaries has participated with respect to its products or product candidates (collectively, “Studies”) were and, if still pending, have been and are being conducted in compliance with all applicable Healthcare Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received any written notice from any Healthcare Regulatory Authority requiring or threatening, the termination or suspension of any ongoing or planned Studies, and to the knowledge of the Company, there are no reasonable grounds for the same, except for such terminations or suspensions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received, (i) from FDA, any FDA Form 483, warning letter or untitled letter or (ii) from any other Healthcare Regulatory Authority, any similar written notice alleging or asserting material noncompliance with any Healthcare Laws or Healthcare Regulatory Authorizations held by Company or any of the Company Subsidiaries.

(h) Neither the Company nor any of the Company Subsidiaries is a party to, has any ongoing obligations pursuant to, or is bound by, any order, individual integrity agreement, corporate integrity agreement, deferred prosecution agreement, settlement agreement, consent agreement, consent decree or other similar form agreement with any Governmental Entity resulting from a failure, or alleged failure, to comply with any applicable Healthcare Laws of the FDA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Since January 1, 2019, neither the Company, any of the Company Subsidiaries nor any Company Products are the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of the Company Subsidiaries, nor any of their respective officers, directors, employees, nor to the knowledge of the Company, any of their respective contractors, suppliers, agents, or any other company or individual performing research or product-related work on behalf of the Company or any of the Company Subsidiaries, nor any other Person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy; (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program; (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded suspended or is otherwise ineligible from participation in any federal health care program, as such term is defined in 42 U.S.C. § 1320a-7b(f), or any other government program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 2.22 Takeover Statutes. Assuming the accuracy of Parent’s and Acquisition Subs’ representation in Section 3.17, the Company Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Company Organizational Documents inapplicable to the Mergers.

Section 2.23 Ownership of Parent Class A Common Stock. During the three years prior to the date of this Agreement, none of the Company, any Company Subsidiary or any “affiliate” or “associate” (as such terms are defined in Section 203(c) of the DGCL) of any of the foregoing “owns” or “owned” (as such terms are defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Parent Class A Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Class A Common Stock. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the disposition or voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

Section 2.24 Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC (the “Company Financial Advisor”), financial advisor to the Company, dated as of the date of this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in such opinion, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock (the “Company Fairness Opinion”). The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

Section 2.25 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company. The Company has made available to Parent accurate and complete copies of all engagement, fee and similar Contracts between the Company (or any Subsidiary of the Company) and the Company Financial Advisor.

Section 2.26 Related Party Transactions. Except as disclosed in the Company SEC Documents, neither the Company nor any Company Subsidiary is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any Company Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Company Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Section 2.27 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, the Acquisition Subs or any of their Representatives for inclusion in the Joint Proxy Statement/Prospectus. For purposes of the Joint Proxy Statement/Prospectus, any information concerning or related to the Company, its Affiliates, or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates, or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUBS

Parent and each Acquisition Sub hereby jointly and severally represent and warrant to the Company that, except as set forth or incorporated by reference in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Schedule”):

Section 3.1 Due Organization and Good Standing; Subsidiaries.

(a) Parent and each Acquisition Sub are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation. Parent and each Acquisition Sub have the requisite corporate power and authority to own, lease and operate their respective assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Acquisition Sub are duly qualified and have all necessary Governmental Authorizations to do business, and (where such concept is recognized under the Laws of the applicable jurisdictions) are in good standing, in each other jurisdiction where the nature of their business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither Parent nor either Acquisition Sub nor any Parent Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (filed with the SEC on March 26, 2021) and any other wholly owned Parent Subsidiary. Each Parent Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the applicable jurisdictions) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

Section 3.2 Organizational Documents. Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent and each Acquisition Sub, including all amendments thereto in effect prior to the date of this Agreement. The Organizational Documents of Parent, each Acquisition Sub and each Parent Subsidiary are in full force and effect and neither (a) Parent, either Acquisition Sub nor (b) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, any Parent Subsidiary, is in violation of any of the provisions of such Organizational Documents.

Section 3.3 Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 250,000,000 shares of Parent Class A Common Stock, (ii) 50,000,000 shares of Class B common stock, par value $0.001 per share (the “Parent Class B Common Stock” and together with the Parent Class A Common Stock, the “Parent Common Stock”) and (iii) 10,000,000 shares of preferred stock, par value $0.001 per share. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plan will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b) Except as set forth in Parent’s restated articles of organization (as amended), Parent’s bylaws or the Parent Equity Agreements: (i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right granted by Parent or a Parent Subsidiary; (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent; (iii) there are no bonds, debentures, notes or other indebtedness issued by Parent or any Parent Subsidiary and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote; and (iv) there is no Contract to which Parent is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in the Parent Equity Agreements, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities of any other Entity.

(c) As of June 25, 2021 (the “Parent Capitalization Date”): (i) 41,062,601 shares of Parent Class A Common Stock were issued and outstanding; (ii) 15,786,737 shares of Parent Class B Common Stock were issued and outstanding; (iii) zero shares of preferred stock, par value $0.001 per share, were issued and outstanding; (iv) 4,627,100 shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding Parent Options; (v) 936,203 shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding Parent RSUs; (vi) 542,320 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent ESPP; (vii) 7,592,476 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent Equity Plan and (viii) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. From the Parent Capitalization Date through the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has issued any shares of Parent Common Stock or other equity interests of Parent or any Parent Subsidiary, other than pursuant to Parent Options, Parent RSUs or the Parent ESPP, in each case, that were outstanding as of the Parent Capitalization Date.

(d) Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, or any restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of Parent; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

Section 3.4 Authority; Binding Nature of Agreement.

(a) Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Parent Stockholder Vote, to consummate the Mergers. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.23, on or prior to the date hereof, the Parent Board has unanimously: (i) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Parent Stockholder Vote, the performance of this Agreement and the consummation of the Mergers, by Parent; (ii) determined that the Mergers are fair to and in the best interests of Parent and its stockholders; (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers; (iv) subject to the terms and conditions hereof, approved the issuance of shares of Parent Class A Common Stock in the First Merger as contemplated by this Agreement (the “Parent Share Issuance”); and (v) directed that the Parent Share Issuance be submitted to a vote of Parent’s stockholders, recommended the approval of the Parent Share Issuance for purposes of the rules and regulations of Nasdaq by the holders of shares of Parent Common Stock (the “Parent Board Recommendation”), and resolved to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, subject to Section 4.3. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.23, the execution and delivery of this Agreement by Parent and the consummation by Parent of the Mergers and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement, in each case other than the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub I and the sole member of Acquisition Sub II (which shall occur immediately following the execution of this Agreement) and, with respect to the Parent Share Issuance, the receipt of the Required Parent Stockholder Vote. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the General Enforceability Exception.

(b) Each Acquisition Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub I has: (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub and its stockholder; (ii) declared that this Agreement is advisable and recommended that its sole stockholder adopt this Agreement; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The sole member of Acquisition Sub II has (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub; (ii) declared that this Agreement is advisable; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub II. The execution and delivery of this Agreement by each Acquisition Sub and the consummation by each Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each Acquisition Sub, and no other corporate proceedings on the part of either Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Mergers: (A) the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub I and the sole member of Acquisition Sub II (which, in each case, shall occur immediately following the execution of this Agreement); and (B) the filing of the Certificates of Merger as required by the DGCL and DLLCA. Parent, as the sole stockholder of Acquisition Sub I and sole member of Acquisition Sub II, will vote to adopt this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by each Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of each Acquisition Sub, enforceable against each Acquisition Sub in accordance with its terms, subject to the General Enforceability Exception.

Section 3.5 Vote Required. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.23, the approval of the Parent Share Issuance by a majority of the outstanding shares of Parent Common Stock present in person or by proxy at the Parent Stockholder Meeting and entitled to vote on the proposal to approve the Parent Share Issuance (the “Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary under applicable Legal Requirements and Parent’s Organizational Documents for Parent to consummate the transactions contemplated hereby, including the Mergers. The approval of the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub I and sole member of Acquisition Sub II, which consent will be delivered immediately following the execution hereof in accordance with Section 4.9(c), is the only vote of the holders of any class or series of Acquisition Sub I’s capital stock and Acquisition Sub II’s membership interests necessary under applicable Legal Requirements and each Acquisition Sub’s Organizational Documents for each Acquisition Sub to consummate the transactions contemplated hereby, including the Mergers.

Section 3.6 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Parent and, assuming receipt of the Required Parent Stockholder Vote and the accuracy of the Company’s representations and warranties set forth in Section 2.23, the consummation by Parent of the Mergers will not: (i) cause a violation of any of the provisions of the Organizational Documents of Parent or any Parent Subsidiary; (ii) assuming the consents and filings referred to in Section 3.6(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of Parent or any Parent Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Parent Material Contract, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary, except, in the cases of clauses “(ii)” and “(iii),” as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as (i) may be required by the applicable requirements of the Securities Act, the Exchange Act, the DGCL, the DLLCA, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, (ii) in connection with the filing of the Form S-4 with the SEC or (iii) the filing of all material applications and notices, consents, approvals, clearances, authorizations, registrations, and exemptions, as required by the FDA and any Healthcare Regulatory Authority, neither Parent nor either Acquisition Sub, nor any Parent Subsidiary, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Mergers, the performance by Parent of its covenants and obligations hereunder or the consummation by Parent of the Mergers, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.7 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since February 11, 2021 (the “Parent SEC Documents”) have been filed or furnished by or on behalf of Parent with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Parent SEC Document was filed; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since February 11, 2021, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC applicable thereto, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments; and (iv) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than Parent and Parent’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Grant Thornton LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c) Parent maintains, and at all times since February 11, 2021 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for its most recent fiscal year, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting. Management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting since January 1, 2019 and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been made available to the Company prior to the date hereof.

(d) Since January 1, 2019, (i) none of Parent or any Parent Subsidiary nor, to the knowledge of Parent, any director or officer of Parent or any Parent Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary, and (ii) to the knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

(e) Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date of this Agreement, Parent is in compliance in all material respects with all current listing requirements of Nasdaq.

(f) Neither Parent nor any Parent Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.

(h) Neither Parent nor any Parent Subsidiary has any liabilities of any nature or type (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), that would be required by GAAP to be reflected on a condensed consolidated balance sheet of Parent and its consolidated Parent Subsidiaries, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business in a manner consistent with past practice since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with this Agreement, the preparation and negotiation of this Agreement or the transactions contemplated by this Agreement.

Section 3.8 Absence of Certain Changes.

(a) Since the date of the Most Recent Parent Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence, or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) From the date of the Most Recent Parent Balance Sheet to the date of this Agreement, the businesses of Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business (other than in connection with COVID-19 Measures) in a manner consistent with past practice, and neither Parent nor any Parent Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require the Company’s consent pursuant to Section 4.1(b).

Section 3.9 Compliance with Legal Requirements.

(a) Parent is, and since January 1, 2019 has been, in compliance with all Legal Requirements applicable to it and its businesses, except where the failure to comply with such Legal Requirements would not, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole. Neither Parent nor any Parent Subsidiary has, since

January 1, 2019: (i) to the knowledge of Parent, received any written notice from any Governmental Entity regarding any material violation by Parent of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or any Parent Subsidiary of any Legal Requirement.

(b) Parent and the Parent Subsidiaries hold, and have at all times since January 1, 2019 held, all Governmental Authorizations necessary for the lawful operation of the businesses of Parent and the Parent Subsidiaries as they are now being conducted (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened, (ii) Parent and each Parent Subsidiary is in compliance with the terms and requirements of all Parent Permits and (iii) no consent from or notice to any Government Entity is required in order for each Parent Permit to continue in full force and effect upon consummation of the Mergers and the other transactions contemplated by this Agreement.

(c) Except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, Parent and each Parent Subsidiary have at all times since January 1, 2019 complied with applicable Sanctions Laws and Export Control Laws. Neither Parent nor any Parent Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other Legal Proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither Parent nor any Parent Subsidiary has been notified of any such pending or threatened actions. Neither Parent, any Parent Subsidiary, nor any director or officer of Parent or any Parent Subsidiary, or, to the knowledge of Parent, any other employee, independent contractor, consultant, agent, or other Person acting on behalf of Parent or any Parent Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. Since January 1, 2019, Parent and the Parent Subsidiaries have secured and maintained all necessary Export Approvals, and each of Parent and the Parent Subsidiaries is and, since January 1, 2019, has been in compliance in all material respects with the terms of all Export Approvals. None of the officers, directors, or employees of Parent or any of the Parent Subsidiaries is a foreign or domestic Government Official.

Section 3.10 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent, the Acquisition Subs or any Parent Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect Parent’s or each Acquisition Sub’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) There is no Order under which Parent, each Acquisition Sub or any Parent Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.11 Certain Business Practices. Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent or any Parent Subsidiary, taken as a whole, since January 1, 2019, neither Parent nor any of the Parent Subsidiaries, nor, any director, officer, employee, or, to the knowledge of Parent, other agent or Person acting on behalf of Parent or any of the Parent Subsidiaries has, directly or indirectly, (a) violated or taken any action that could potentially result in a violation of any provision of Anti-Corruption Laws applicable to Parent or any Parent Subsidiary or (b): (i) used, offered to use or authorized the use of any funds of Parent or the Parent Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment from funds of Parent or any Parent Subsidiaries to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns; (iii) established or maintained any unlawful fund of monies or other unlawful pool of assets of Parent or any Parent Subsidiaries; (iv) made any fraudulent entry on the books or records of Parent or any of the Parent Subsidiaries; (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, in any form; or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of a Prohibited Person, received funds, goods or services from or made any contribution of funds, goods or services to or for the benefit of a Prohibited Person or otherwise engaged in or facilitated any transactions with, any Prohibited Person. Neither Parent nor any Parent Subsidiary is or within the past five years has (i) been to the knowledge of Parent, under investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) received any written notice from any Governmental Entity regarding any potential or actual violation of, or potential or actual failure to comply with, any Anti-Corruption Laws. Since January 1, 2019 neither Parent nor any of Parent Subsidiaries have made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.12 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries is and has been since January 1, 2019, in compliance in all material respects with (i) all applicable Healthcare Laws and (ii) all Healthcare Regulatory Authorizations.

(b) Since January 1, 2019, neither Parent nor any of the Parent Subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by any Healthcare Regulatory Authority alleging that any Parent Product, operation or activity of Parent or the Parent Subsidiaries is in material violation of any applicable Healthcare Laws or otherwise (i) proposing to modify, suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the clearance, approval or marketing of any Parent Product.

(c) Parent and each of the Parent Subsidiaries, as applicable, possess all Healthcare Regulatory Authorizations required for the conduct of its respective business, including without limitation, all Healthcare Regulatory Authorizations required for any Parent Product, and all such Healthcare Regulatory Authorizations are in full force and effect, except where the failure to possess such Healthcare Regulatory Authorizations or for such Healthcare Regulatory Authorizations to be in full force, would not, whether individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2019, neither Parent nor any of the Parent Subsidiaries has received written notice of any termination, revocation, withdrawal, suspension, rejection or denial of, any Healthcare Regulatory Authorization, and to Parent’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any material Healthcare Regulatory Authorization (or any filing or application therefor) except for such terminations, revocations, withdrawals, suspensions, rejections, denials or impairments, that would not, whether individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: all reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority pursuant to any applicable Healthcare Laws by Parent or any of the Parent Subsidiaries have been so filed, maintained or furnished and were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(e) Since January 1, 2019, neither Parent nor any of the Parent Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued (or received any written notices from any Healthcare Regulatory Authority issuing, requiring or causing Parent or a Parent Subsidiary to issue) any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other written notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any Parent Product, except in each case as are immaterial in nature or amount, and to Parent’s knowledge none of any Healthcare Regulatory Authority, or Parent or any of the Parent Subsidiaries is considering such action.

(f) All preclinical studies, tests and clinical trials conducted by or on behalf of Parent or any of the Parent Subsidiaries, or in which Parent or any of the Parent Subsidiaries has participated in with respect to Parent Products (collectively, “Parent Studies”) were and, if still pending, have been and are being conducted in compliance with all applicable Healthcare Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries has received any written notice from any Healthcare Regulatory Authority requiring or threatening, in writing, the termination or suspension of any ongoing or planned Parent Studies, and to the knowledge of Parent, there are no reasonable grounds for the same, except for such terminations or suspensions as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(g) Since January 1, 2019, neither Parent nor any Parent Subsidiary has received, (i) from FDA, any FDA Form 483, warning letter or untitled letter or (ii) from any other Healthcare Regulatory Authority, any similar written notice alleging or asserting material noncompliance with any Healthcare Laws or Healthcare Regulatory Authorizations held by Parent or any Parent Subsidiaries.

(h) Neither Parent nor any Parent Subsidiary is a party to, has any ongoing obligations pursuant to, or is bound by, any order, individual integrity agreement, corporate integrity agreement, deferred prosecution agreement, settlement agreement, consent agreement, consent decree or other similar form agreement with any Governmental Entity resulting from a failure, or alleged failure, to comply with any applicable Healthcare Laws of the FDA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Since January 1, 2019, neither Parent nor any Parent Subsidiary or their Parent Products are the subject of any pending or, to Parent’s knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or otherwise. Neither Parent nor any of the Parent Subsidiaries, any of their respective officers, directors, employees, nor, to Parent’s knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or Parent Product-related work on behalf of Parent or any of the Parent Subsidiaries, nor any other Person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy; (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program; (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded, suspended or is otherwise ineligible from participation in any federal health care program, as such term is defined in 42 U.S.C. § 1320a-7b(f), or any other government program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 3.13 Employee Benefit Plans.

(a) No Parent Plan is, and neither Parent nor any Parent Subsidiary nor any Parent Commonly Controlled Entity contributes to, has at any time in the previous six years contributed to or has or had any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), (v) a voluntary employee benefit association under Section 501(a)(9) of the Code, or (vi) a plan providing for postemployment or post-retirement health, medical, or life insurance benefits for former or retired employees of Parent or any of the Parent Subsidiaries, except as required under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Legal Requirements.

(b) Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Parent Plan is so qualified and, to the knowledge of Parent, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Parent Plan. Each Parent Plan has been operated in compliance in all material respects with its terms and with all applicable Legal Requirements. Without limiting the foregoing, no liability under Title IV of ERISA has been incurred by Parent or any Parent Commonly Controlled Entity that has not been satisfied in full and, to the knowledge of Parent, no condition exists that presents a risk to Parent or any Parent Commonly Controlled Entity of incurring a liability under such Title.

(c) Each Parent Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

Section 3.14 Labor Matters.

(a) Neither Parent nor any Parent Subsidiary is a party to, nor does Parent or any Parent Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of Parent, seeking to represent any employees of Parent or any Parent Subsidiary.

(b) As of the date of this Agreement (i) and since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or any similar activity or dispute, affecting Parent, any Parent Subsidiary or any of their employees and, (ii) to the knowledge of Parent, no Person is currently threatening in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute.

(c) As of the date of this Agreement there is no material claim or grievance pending or, to the knowledge of Parent, threatened by or on behalf of any employees of Parent or any Parent Subsidiary relating to any employment Contract, wages and hours, mass layoffs or reductions in force, plant closing notification, employment statute or regulation, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any employee of Parent or any Parent Subsidiary, including material charges of unfair labor practices or material harassment complaints, claims or judicial or administrative proceedings, in each case, which are pending.

Section 3.15 Financing; Solvency.

(a) Parent has delivered to the Company an accurate and complete copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted in a customary manner for confidential provisions related to fees, flex terms related to fees and pricing and other economic terms, none of which adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing contemplated thereby in any respect), dated as of the date hereof, by and among the Debt Financing Sources, the Acquisition Subs and other parties thereto, providing for debt financing as described therein (together, including all exhibits, schedules and annexes and the fee letters associated therewith, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject only to the conditions set forth therein, the Debt Financing Sources party thereto have agreed to lend the amounts set forth therein (the “Debt Financing”).

(b) The Debt Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of the Acquisition Subs and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to the applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing). As of the date hereof, there are no conditions precedent or subsequent related to the funding of the Debt Financing contemplated by the Debt Commitment Letter, other than the conditions precedent set forth in the Debt Commitment Letter (such conditions precedent, the “Financing Conditions”).

(c) As of the date hereof, the Debt Commitment Letter has not been amended, waived, supplemented or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by the Acquisition Subs or, to the knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by the Acquisition Subs or, to the knowledge of Parent, any other party thereto.

(d) As of the date hereof, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Debt Commitment Letter will not be available to the Acquisition Subs on the Closing Date.

(e) As of the date hereof, the Acquisition Subs are not in default or breach under the terms and conditions of the Debt Commitment Letter or any related fee letters and, to the knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Debt Commitment Letter.

(f) No Debt Financing Source has notified Parent or the Acquisition Subs of its intention to terminate its commitment under the Debt Commitment Letter or to not provide the Debt Financing.

(g) The Acquisition Subs have paid in full all commitment or other fees required by the Debt Commitment Letter or any related fee letter that are due as of the date hereof.

Section 3.16 Takeover Statutes. Assuming the accuracy of the Company’s representation in Section 2.23, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Parent’s Organizational Documents inapplicable to the Mergers and the Parent Share Issuance.

Section 3.17 Ownership of Company Common Stock. During the three years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock (other than pursuant to any Parent Plan). There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 3.18 Intellectual Property.

(a) To the knowledge of Parent, all material Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary (“Parent IP”) that is Registered IP (collectively, the “Parent Registered

IP”) is valid, subsisting and enforceable (or solely in the case of applications, applied for and pending). Since January 1, 2019 , neither Parent nor any Parent Subsidiary has received any written notice or claim challenging the validity or enforceability of any Parent Registered IP or indicating an intention on the part of any Person to bring a claim that any of the Parent Registered IP is invalid or unenforceable, and there is currently no Legal Proceeding pending or threatened in writing, in which the validity, enforceability or ownership of any Parent Registered IP is being contested or challenged.

(b) To the knowledge of Parent, neither Parent nor any Parent Subsidiary is subject to any outstanding or potential Order that restricts in any material manner the use, transfer or licensing of any material Parent IP.

(c) To the knowledge of Parent, the operations of the businesses of Parent and the Parent Subsidiaries as currently conducted do not infringe, misappropriate or otherwise violate and since January 1, 2019 have not, to the knowledge of Parent, infringed, misappropriated or otherwise violated, any Intellectual Property owned by any other Person in a manner that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written complaints, claims or notices since January 1, 2019 alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by Parent or any Parent Subsidiary. To the knowledge of Parent, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any Parent IP by any third Person that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and each Parent Subsidiary have taken commercially reasonable steps to protect all Trade Secrets owned by Parent or a Parent Subsidiaries and that are material to Parent or the Parent Subsidiaries, taken as a whole. Parent and each Parent Subsidiary has, and uses commercially reasonable measures to enforce, a policy requiring all employees and consultants of Parent or any Parent Subsidiary, in each case, who have been engaged in the development of any Parent Product, to enter into proprietary information and intellectual property assignment agreements with Parent or a Parent Subsidiary, for the benefit of Parent or a Parent Subsidiary, as applicable.

Section 3.19 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are accurate and complete.

(ii) Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them or, in respect of any Taxes accrued but not yet payable by Parent or any Parent Subsidiary, adequate reserves have been recorded in the financial statements of Parent and the Parent Subsidiaries in accordance with GAAP.

(iii) Each of Parent and the Parent Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment made or owing to, or received from, their employees, creditors, independent contractors, shareholders, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to such withholding, collection and remittance of Taxes (including information reporting requirements).

(iv) Within the last three years, no claim has been made in writing by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that Parent or any Parent Subsidiary is or may be subject to such type of Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(v) Neither Parent nor any Parent Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date, (iii) any agreement entered into on or prior to the Closing Date with a Governmental Entity relating to Taxes, or (iv) any open transaction or installment sale entered into on or prior to the Closing Date.

(vi) There are no: (i) examinations, investigations, audits, or other proceedings pending or, to the knowledge of Parent, threatened in writing with respect to any Taxes of Parent or any Parent Subsidiary or any Tax Returns; (ii) extensions or waivers of the limitation period applicable to any Tax Return or the period for the assessment of any Taxes of Parent or the Parent Subsidiaries which period has not yet expired; (iii) deficiencies for Taxes that have been claimed, proposed or assessed by any Governmental Entity in writing against Parent or any Parent Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Parent Permitted Encumbrances) upon any of the property or assets of Parent or any Parent Subsidiary.

(b) Neither Parent nor any of the Parent Subsidiaries (i) is or has been, within the last six years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which Parent is the common parent or (ii) has any liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as transferee or successor.

(c) Neither Parent nor any Parent Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement between or among Parent and any Parent Subsidiary.

(d) Neither Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes.

(e) Within the last two years, neither Parent nor any Parent Subsidiary has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(f) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(g) Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or has knowledge of any facts that would prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.20 Opinion of Financial Advisor. The Parent Board has received the opinion of Perella Weinberg Partners LP (the “Parent Financial Advisor”), financial advisor to Parent, dated as of the date of this Agreement, to the effect that, on such date and subject to the various assumptions and limitations set forth in such opinion, the aggregate Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent (the “Parent Fairness Opinion”). Parent will make available to the Company a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

Section 3.21 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent.

Section 3.22 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion therein.

Section 3.23 Data Privacy and Security. Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, Parent and each Parent Subsidiary is in compliance, and has since January 1, 2019 complied, with all applicable Data Protection Laws. To the knowledge of Parent, since January 1, 2019, there have not been any material non-permitted disclosures, material security incidents or material breaches involving Parent, Parent Subsidiaries, or any of its agents, employees or contractors relating to any Personal Data in its possession or control that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, since January 1, 2019, there has been no material failure or any material unauthorized intrusions or material breaches of security with respect to the information technology systems owned or controlled by Parent and each of the Parent Subsidiaries that has resulted in a material disruption or material interruption in the operation of the business of Parent and each of the Parent Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.24 Parent Top Customers, Distributors and Suppliers. As of the date of this Agreement, no Parent Top Customer, no Parent Top Distributor and no Parent Top Supplier has canceled, terminated or substantially curtailed its relationship with Parent or any Parent Subsidiary, given written notice to Parent or any Parent Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with Parent or any Parent Subsidiary, or, to the knowledge of Parent, threatened in writing to do any of the foregoing.

Section 3.25 Product Defects and Warranties.

(a) Since January 1, 2019, all Parent Products sold or supported by Parent or any of the Parent Subsidiaries have been provided in conformity with Parent’s and the Parent Subsidiaries’ applicable contractual commitments, warranties and specifications, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) To the knowledge of Parent, Parent’s warranty reserve reflected on the Most Recent Parent Balance Sheet was sufficient as of the date of the Most Recent Parent Balance Sheet to cover the unexpired warranty liabilities of Parent and the Parent Subsidiaries for any products (including Parent Products) sold by Parent or the Parent Subsidiaries to their respective customers prior to the date of the Most Recent Parent Balance Sheet.

Section 3.26 Acquisition Subs. Parent is the sole stockholder of Acquisition Sub I and the sole member of Acquisition Sub II. Since their respective dates of incorporation, Acquisition Sub I and Acquisition Sub II have not carried on any business or conducted any operation other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

ARTICLE IV.COVENANTS

Section 4.1 Interim Operations.

(a) The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements (including COVID-19 Measures) or (4) as expressly required by this Agreement, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business; provided that any action expressly permitted by the remaining provisions of this Section 4.1(a) (including Section 4.1(a) of the Company Disclosure Schedule will not constitute a violation of the foregoing. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (in the case of subsections (iv), (vi), (viii), (ix), (x), (xii), (xiii), (xvii), (xxviii), and (xxix)(B) of this Section 4.01(a), such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements (including COVID-19 Measures) or (4) as expressly or required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary;

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of the Company’s capital stock or other equity interests of the Company or any Company Subsidiary;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock or the capital stock or other equity interest of any Company Subsidiary, other than dividends or distributions only to the extent paid by any wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(iv) acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person (other than investments in equity securities that constitute short term investments that are accounted for as cash equivalents), (C) any business or division of another Person, or (D) any material assets except, (1) acquisitions by the Company from any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries; (2) the purchase of equipment, supplies and inventory in the ordinary course of business or (3) inbound licenses or other grants or assignments of Intellectual Property in the ordinary course of business;

(v) except in connection with any transaction between the Company and any wholly owned Company Subsidiary of or among any wholly owned Company Subsidiaries, issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, other than shares of Company Common Stock issuable upon exercise of outstanding Company Options;

(vi) except in connection with any transaction between the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries of the Company, sell, assign, transfer, lease or license to any third party, or incur any Lien on any of its material tangible property or tangible assets, except for Company Permitted Encumbrances, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any material Company IP or material tangible assets of the Company, other than: (A) sales of inventory, goods or services in the ordinary course of business in a manner consistent with past practice or of obsolete equipment or assets in the ordinary course of business consistent with past practice; (B) pursuant to written Contracts or commitments existing as of the date of this Agreement; or (C) as security for any borrowings permitted by Section 4.1(a)(viii); or (D) licenses granted to customers or other third parties in the ordinary course of business in a manner consistent with past practice;

(vii) directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, except: (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights existing prior to the date of this Agreement; or (B) shares of Company Common Stock accepted as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Options, as applicable, in accordance with the terms of the applicable award;

(viii) incur (other than draws on existing revolving loans), redeem, repurchase, prepay (other than prepayments of revolving loans), defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or capital contributions to any other Person, except for any indebtedness among the Company and its wholly owned Company Subsidiaries or among any wholly owned Company Subsidiaries (and guarantees by the Company or the Company Subsidiaries in respect thereof);

(ix) (A) adopt, terminate or amend any Company Plan except to the extent permitted by clauses (B), (C), (D) or (E) of this Section 4.1(a)(ix), (B) increase, or accelerate the vesting or payment of, the compensation or benefits of any member of the Company Board, current employee, or former employee of the Company or any Company Subsidiary, (C) grant any rights to severance, retention, change in control or termination pay to any member of the Company Board, current employee or former employee of the Company or any Company Subsidiary, (D) hire or promote any employee at or to the level of Vice President or above, or (E) terminate the employment of any employee of the Company or any Company Subsidiary whose annual base salary exceeds $100,000 (other than for cause); except, in each case, for: (1) amendments to Company Plans determined by the Company in good faith to be required to comply with applicable Legal Requirements; (2) hiring any Person for employment (including by means of internal promotion) to fill any currently existing Vice President or higher position that becomes vacant after the date of this Agreement, and, notwithstanding anything to the contrary in this Section 4.1(a)(ix), provide such Person with compensation and benefits for such position consistent with past practice; (3) hiring any Person for employment in accordance with the Company’s present hiring plan made available to Parent or otherwise hiring an individual below the level of Vice President in the ordinary course of business in a manner consistent with past practice; (4) increases in compensation or benefits required pursuant to any Company Plan in effect on the date hereof; (5) increases to total target cash opportunities (i.e., annual base salary or wage rates and target annual cash bonus opportunities) in amounts that are in the ordinary course of business in a manner consistent with past practice; and (6) any other actions set forth in Section 4.1(a)(ix) of the Company Disclosure Schedule;

(x) except in the ordinary course of business, (i)(A) amend or terminate (except for terminations pursuant to the expiration of the existing term of any Material Contract) any Material Contract or (B) waive, release or assign any material rights under any Material Contracts, or (ii) enter into any Contract or agreement that, if in effect on the date of this Agreement, would constitute a Material Contract;

(xi) change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

(xii) make (except for elections made in the ordinary course of business), change or revoke any material Tax election, change any Tax accounting period or material method of Tax accounting, amend any material Tax Return if such amendment would reasonably be expected to result in a material Tax liability, settle or compromise any material liability for Taxes or any Tax audit, claim, or other proceeding relating to a material amount of Taxes, enter into any agreement with a Governmental Entity relating to Taxes if such agreement would reasonably be expected to result in a material Tax liability, request any Tax ruling from any Governmental Entity, surrender any right to claim a material refund of Taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xiii) other than consignment of Company Products in the ordinary course of business, make any capital expenditure that is not contemplated by the capital expenditure budget (the “CapEx Budget”) set forth in Section 4.1(a)(xiii) of the Company Disclosure Schedule (a “Non-Budgeted Capital Expenditure”), except that the Company or any Company Subsidiary may make any Non-Budgeted Capital Expenditure that, when added to all other Non-Budgeted Capital Expenditures made by the Company and the Company Subsidiaries since the date of this Agreement would not, in the aggregate, exceed the aggregate CapEx Budget by more than $200,000;

(xiv) except as expressly required by applicable Legal Requirements or the Company’s Organizational Documents, convene (A) any special meeting of the Company’s stockholders other than the Company Stockholder Meeting or (B) any other meeting of the Company’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated hereby;

(xv) enter into any agreement, understanding or arrangement with respect to the voting of any capital stock or other equity interests of the Company (including any voting trust), other than with respect to awards under the Company Equity Plans otherwise permitted under this Agreement or in connection with the granting of revocable proxies in connection with any meeting of the Company’s stockholders;

(xvi) adopt a plan of (A) complete or partial liquidation of the Company or any Company Subsidiary or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned Company Subsidiaries;

(xvii) settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises other than (A) the payment, discharge or satisfaction, in the ordinary course of business in a manner consistent with past practice, of liabilities reflected or reserved against in the Most Recent Company Balance Sheet, or (B) those that do not (x) impose any injunctive relief on the Company or any Company Subsidiary (other than confidentiality obligations), (y) involve the payment of money greater than $250,000 in excess of existing insurance coverage, and (z) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary;

(xviii) materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

(xix) (A) amend any Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or allow to lapse any material Company Permits;

(xx) (A) fail to pay any issuance, renewal, maintenance and other payments that become due with respect to any material Company Registered IP or otherwise abandon, cancel, or permit to lapse any material Company Registered IP, other than in its reasonable business judgment or in the ordinary course of business in a manner consistent with past practice, or (B) authorize the disclosure to any third party of any material Trade Secret included in the Company IP in a way that results in loss of trade secret protection, other than in the ordinary course of business in a manner consistent with past practice;

(xxi) take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xxii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(xxi)” of this sentence.

(b) Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) to the extent the Company shall otherwise give its prior consent in writing (such consent not to be withheld, conditioned or delayed), (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as may be required by applicable Legal Requirements

(including COVID-19 Measures) or (iv) as expressly required by this Agreement, Parent shall, and shall cause the Parent Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business. Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing, (2) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements (including COVID-19 Measures) or (4) as expressly permitted or required by this Agreement, Parent shall not (and shall not permit any Parent Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend Parent’s or either of the Acquisition Subs’ Organizational Documents or amend the Organizational Documents of any Parent Subsidiary in any manner that would be adverse in any material respect to the holders of Company Common Stock (after giving effect to the Mergers);

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of Parent’s capital stock or other equity interests of the Company, except for any such transaction involving only wholly owned Parent Subsidiaries;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s capital stock or the capital stock of any Parent Subsidiary, except for dividends or distributions only to the extent paid by any wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(iv) acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person (other than investments in equity securities that constitute short term investments that are accounted for as cash equivalents), (C) any business or division of another Person, or (D) any assets material to the Company and the Company Subsidiaries, taken as a whole, except in each case, (1) acquisitions by Parent from any wholly owned Parent Subsidiary or among any wholly owned Parent Subsidiaries; (2) the purchase of equipment, supplies and inventory in the ordinary course of business; (3) inbound licenses or other grants or assignments of Intellectual Property in the ordinary course of business or (4) acquisitions that in each case would not reasonably be expected to (x) result in the holders of Company Common Stock having different rights and privileges than holders of Parent Class A Common Stock following the consummation of the Mergers, (y) materially delay, materially impede or prevent the consummation of the transactions contemplated by this Agreement or (z) result in the failure of any of the conditions set forth in ARTICLE V to be satisfied prior to the End Date;

(v) liquidate (completely or partially), dissolve or adopt any plan or resolution providing for any of the foregoing, in each case, with respect to Parent, Acquisition Sub I or Acquisition Sub II;

(vi) take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(vii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(vi)” of this sentence.

Section 4.2 Company No Solicitation.

(a) The Company will not, and the Company will cause each of the Company Subsidiaries not to, and will instruct its and their respective Representatives not to, except as expressly permitted by this Section 4.2 or Section 4.5, directly or indirectly:

(i) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Affiliates or their respective Representatives) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal (provided, however, that the Company and its

Representatives may refer the Person making such proposal or offer to the provisions of this Section 4.2 and make inquiries of a Person making a Company Acquisition Proposal (and its Representatives) to solely clarify the terms of such Company Acquisition Proposal for the purpose of the Company Board informing itself about such Company Acquisition Proposal);

(ii) furnish any information regarding the Company or any Company Subsidiary (other than to Parent and the Parent Subsidiaries), or afford access to the Company’s or the Company Subsidiaries’ Representatives, books, records or property, in each case, in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal;

(iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal (provided, however, that the Company and its Representatives may refer the Person making any such inquiry, proposal or offer to the provisions of this Section 4.2 and make inquiries of a Person making a Company Acquisition Proposal (and its Representatives) to solely clarify the terms of, such Company Acquisition Proposal for the purpose of the Company Board informing itself about such Company Acquisition Proposal);

(iv) approve, adopt, recommend, agree to or enter into, or publicly propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Company Stockholder Vote, the Company and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives and financing sources and their Representatives) that has made a bona fide written Company Acquisition Proposal after the date hereof that did not result from any breach of this Section 4.2(a) or Section 4.2(c) by the Company, any of the Company Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal; and (B) prior to providing any information regarding the Company or any Subsidiary of the Company to such third party in response to such Company Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Non-Disclosure Agreement and that does not prohibit compliance by the Company with this Section 4.2. Prior to or substantially concurrently with providing any non-public information to such third party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent). The Company shall promptly (and in any event within 48 hours) inform Parent if the Company furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.2(a) and will keep Parent reasonably informed, on a current basis (and, in any event, within 48 hours), of the status and material terms of any Company Acquisition Proposal (including any material changes to the material terms thereof) and the status of any material discussions and negotiations with respect thereto.

(b) If the Company receives a Company Acquisition Proposal (or notice from any Person that it intends to make a Company Acquisition Proposal) or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than 48 hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company

Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and the Company shall thereafter keep Parent reasonably informed, on a current basis (and, in any event, within 48 hours), of the status of such Company Acquisition Proposal, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c) Promptly following the execution and delivery of this Agreement (and in any event within 24 hours after the execution and delivery of this Agreement), the Company shall, and shall cause each of the Company Subsidiaries and shall instruct their respective Representatives to, promptly cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Acquisition Proposal. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party, unless the failure to take such action would reasonably be expected to be inconsistent with the Company’s Board’s fiduciary duties to the Company and its stockholders under applicable Legal Requirements.

(d) Any violation of the restrictions contained in this Section 4.2 by any of the Company Subsidiaries or any Representatives of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 4.2 by the Company.

Section 4.3 Parent No Solicitation.

(a) Parent will not, and Parent will cause each of the Parent Subsidiaries not to and instruct their respective Representatives not to, except as expressly permitted by this Section 4.3 or Section 4.6, directly or indirectly:

(i) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal (provided, however, that Parent and its Representatives may refer the Person making such proposal or offer to the provisions of this Section 4.3 and make inquiries of a Person making a Parent Acquisition Proposal (and its Representatives) to solely clarify the terms of, such Parent Acquisition Proposal for the purpose of the Parent Board informing itself about such Parent Acquisition Proposal);

(ii) furnish any information regarding Parent or any Parent Subsidiary (other than to the Company and the Company Subsidiaries (and their Representatives)), or afford access to Parent’s or the Parent Subsidiary’s Representatives, books, records or property, in each case, in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal;

(iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal (provided, however, that Parent and its Representatives may refer the Person making any such inquiry, proposal or offer to the provisions of this Section 4.3 and make inquiries of a Person making a Parent Acquisition Proposal (and its Representatives) solely to clarify the terms of, such Parent Acquisition Proposal for the purpose of the Parent Board informing itself about such Parent Acquisition Proposal); or

(iv) approve, adopt, recommend, agree to or enter into, or publicly propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Parent Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Parent Stockholder Vote, Parent and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives or its financing sources or their Representatives) that has made a bona fide written Parent Acquisition Proposal after the date hereof that did not result from any breach of this Section 4.3(a) or Section 4.3(c) by Parent, any of the Parent Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to lead to a Parent Superior Proposal; and (B) prior to providing any information regarding Parent or any Parent Subsidiary to such third party in response to such Parent Acquisition Proposal, Parent receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Non-Disclosure Agreement and that does not prohibit compliance by Parent with this Section 4.3. Prior to or substantially concurrently with providing any non-public information to such third party, Parent shall make such non-public information available to the Company (to the extent such non-public information has not been previously made available by Parent to the Company). Parent shall promptly (and in any event within 48 hours) inform the Company if Parent furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.3(a) and will keep the Company reasonably informed, on a current basis (and, in any event, within 48 hours), of the status and material terms of any Parent Acquisition Proposal (including any material changes to the material terms thereof) and the status of any material discussions and negotiations with respect thereto.

(b) If Parent receives a Parent Acquisition Proposal or any inquiry or request for information with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal, then Parent shall promptly (and in no event later than 48 hours after its receipt of such Parent Acquisition Proposal) notify the Company in writing of such Parent Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Parent Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and Parent shall thereafter keep the Company reasonably informed, on a current basis (and, in any event, within 48 hours), of the status of such Parent Acquisition Proposal or request, including informing the Company of any material change to the terms of such Parent Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c) Promptly following the execution and delivery of this Agreement (and in any event within 24 hours after the execution and delivery of this Agreement), Parent shall, and shall cause each of the Parent Subsidiaries and shall instruct its and their respective Representatives to, promptly cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than the Company and its Representatives) relating to any Parent Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Parent Acquisition Proposal. Parent shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Parent or any of its Affiliates is a party unless the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements.

(d) Any violation of the restrictions contained in this Section 4.3 by any of the Parent Subsidiaries or any Representatives of Parent or any of the Parent Subsidiaries shall be deemed to be a breach of this Section 4.3 by Parent.

Section 4.4 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration

Statement, in which the Joint Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. Each of the parties shall: (i) use reasonable best efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/ Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 Registration Statement of Joint Proxy Statement/Prospectus; (iii) promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus; (iv) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (v) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Mergers; and (vi) cooperate with, and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, except to the extent such disclosure or communication relates to a Company Acquisition Proposal or Parent Acquisition Proposal. The Company will, prior to filing the preliminary Joint Proxy Statement/Prospectus, obtain all necessary consents of the Company Financial Advisor to permit the Company to include in the Joint Proxy Statement/Prospectus the Company Fairness Opinion. Parent will, prior to filing the preliminary Joint Proxy Statement/Prospectus, obtain all necessary consents of the Parent Financial Advisor to permit Parent to include in the Joint Proxy Statement/Prospectus the Parent Fairness Opinion.

(b) Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of Parent Class A Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for any amendment of or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of Parent Class A Common Stock lifted, reversed or otherwise terminated. Parent shall cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders, and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, in each case as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties shall promptly furnish the other parties all information concerning such party, its Subsidiaries, directors, officers and (to the extent reasonably available to such party) stockholders that may be required by applicable Legal Requirements or reasonably requested by the other party or its Representatives in connection with any action contemplated by this Section 4.4. If, at any time prior to obtaining the Required Company Stockholder Vote or Required Parent Stockholder Vote, any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus in order to make any statement therein, in the light of the circumstances under which it is made, not false or misleading with respect to a material fact, or in order to avoid the omission of a material fact necessary to make the statements in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus not misleading, then such party: (A) shall promptly inform the other party thereof; (B) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC, other than such disclosures that relate to a Company Acquisition Proposal or a Parent Acquisition Proposal; (C) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) if mailing is required by law or otherwise appropriate, shall cooperate in mailing such amendment or supplement to the stockholders of Parent or the stockholders of the Company. For purposes of the Joint Proxy Statement/Prospectus, any information concerning or related to the Company, its Affiliates, or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates, or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) Prior to the First Effective Time, Parent shall use its reasonable best efforts to take all other actions required to be taken under the Securities Act and the rules and regulations of the SEC promulgated thereunder, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance of Parent Class A Common Stock to be issued in the First Merger, including the Parent Class A Common Stock to be issued upon the exercise of converted Company Options; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

Section 4.5 Meeting of the Company’s Stockholders; Company Change in Recommendation.

(a) The Company: (i) shall take all action necessary under all applicable Legal Requirements and the Company’s Organizational Documents to, in consultation with Parent and as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective, duly call, give notice of and initially schedule a meeting of the holders of shares of Company Common Stock (the “Company Stockholder Meeting”), which to the extent permitted by applicable Legal Requirements, shall be within 45 days thereafter, which meeting will be held to vote on (A) a proposal to adopt this Agreement; (B) a proposal for a non-binding, advisory vote of the Company’s stockholders to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Mergers and (C) an adjournment proposal; and (ii) shall submit such proposals to, and, except in the case where the Company Board has made a Company Change in Recommendation, use its reasonable best efforts to solicit proxies in favor of the proposal to adopt this Agreement from, such holders at the Company Stockholder Meeting, and the Company shall not submit any other proposals to its stockholders in connection with the Company Stockholder Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Company Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to the Company’s stockholders and for such supplement or amendment to be promptly disseminated to the Company’s stockholders within a reasonable amount of time (as determined by the Company Board in good faith after consultation with outside counsel) prior to the Company Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Company Stockholder Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholder Meeting; and (B) the Company may, and if Parent so requests at any time shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the adoption of this Agreement if, on the date for which the Company Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Company Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Company Board has made a Company Change in Recommendation, the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided that (x) without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed in the cases of clauses (A)(1) and (A)(2)), no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than ten Business Days, except as may be required by applicable Legal Requirements or a request from the SEC or its staff, (y) the Company shall not be required to effect, and Parent shall not be required to consent to, any such adjournments or postponements that together cause the date of the Company Stockholder Meeting to be more than 20 Business Days after the date for which the Company Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than five Business Days prior to the End Date and (z) except as required by Legal Requirements in connection with adjournments or postponements of the Company Stockholder Meeting effected in accordance with the foregoing, in no event shall the Company change the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholder Meeting without Parent’s consent. Subject to the foregoing and applicable Legal Requirements, (I) the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Stockholder Meeting to initially be called for the same date as the Parent Stockholder Meeting; and (II) if, notwithstanding such efforts, the Parent Stockholder Meeting is initially called for a date prior to the Company Stockholder Meeting, the Company shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Parent Stockholder Meeting. Upon written request by Parent (which shall not exceed one request per day), the Company shall, during the ten Business Days prior to the date of the Company Stockholder Meeting, advise Parent as to the aggregate number of shares of Company Common Stock entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company with respect to the Required Company Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Company Stockholder Vote.

(b) Subject to Section 4.5(c), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation. Neither the Company Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement: (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to Parent or Acquisition Subs, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than one Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer); or (iv) if requested by Parent, fail to issue, within ten Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a press release reaffirming the Company Board Recommendation, provided, however, that the Company must receive the request from Parent at least 48 hours prior to such reaffirmation being required; provided, further, that in no event shall the Company or the Company Board be obligated to publicly reaffirm the Company Board Recommendation on more than one occasion with respect to each such publicly announced Company Acquisition Proposal or on more than one occasion with respect to each publicly announced material modification thereof (any action described in clauses (i) through (iv) being referred to as a “Company Change in Recommendation”); (v) cause or permit the Company to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.2(a)) contemplating or relating to a Company Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation related to a Company Acquisition Proposal and/or terminate this Agreement in accordance with Section 6.1(f) if (x) the Company receives from a third party a bona fide written Company Acquisition Proposal after the date of this Agreement that did not result from a breach of Section 4.2, and has not been withdrawn, and (z) prior to making such Company Change in Recommendation or terminating this Agreement in accordance with Section 6.1(f):

(i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements;

(ii) the Company delivers to Parent a written notice (the “Company Superior Proposal Notice”) no less than four Business Days in advance stating that the Company Board intends to make a Company Change in Recommendation or terminate this Agreement, which such Company Superior Proposal Notice shall include the identity of the Person making such Company Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof); and

(iii) (A) during the four Business Day period commencing on the date of Parent’s receipt of such Company Superior Proposal Notice, if requested by Parent, the Company engages in good faith negotiations with Parent regarding a possible amendment of this Agreement so that the Company Acquisition Proposal that is the subject of the Company Superior Proposal Notice ceases to be a Company Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above, the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that Parent and each Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (A) above and in a manner that would be binding upon Parent and each Acquisition Sub if accepted by the Company, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal; provided, that if there is any change to any of the financial terms or any other material terms of such Company Acquisition Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause “(A)” above shall commence (except that the original four Business Day notice period referred to in clause (A) above shall instead be equal to the longer of (1) 11:59 p.m. New York Time on the second Business Day immediately following Parent’s receipt of such notice, and (2) the period remaining under the original four Business Day notice period of clause (A) above), during which time the Company shall be required to comply with the requirements of Section 4.5(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing two Business Day period). The actions of the Company Board making a determination that a Company Acquisition Proposal constitutes a Company Superior Proposal and the Company’s authorizing and providing the notices to Parent required by this Section 4.5(c) shall not in and of itself, constitute a Company Change in Recommendation, a violation of this Section 4.5, or a termination of this Agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation that is not related to a Company Acquisition Proposal if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement (I) that (x) was neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Company Board, the consequences of which were neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement) and (y) is material to the Company and the Company Subsidiaries, taken as a whole, and (II) that is not related to (A) a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) in each case in and of itself, any changes in the market price or trading volume of Company Common Stock or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clause (A) or (C)), or (C) any event, condition or circumstance related to Parent or any of the Parent Subsidiaries (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Company Intervening Event”); and, prior to making such Company Change in Recommendation, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements; (2) less than four Business Days prior to the making of such Company Change in Recommendation, Parent receives a written notice from the Company confirming that the Company Board intends to effect such Company Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for the Company Board to effect a Company Change in Recommendation; and (4) following the end of such four Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that Parent and each Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (3) above and in a manner that would be binding upon Parent and each Acquisition Sub if accepted by the Company, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements, even if such changes committed to in writing were to be given effect. The actions of the Company Board making a determination that a Company Intervening Event has occurred and the Company’s authorizing and providing the notices to Parent required by this Section 4.5(d) shall not in and of itself, constitute a Company Change in Recommendation or a violation of this Section 4.5.

(e) Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1, this Agreement shall be submitted to the holders of shares of Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(f) Nothing contained in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2, Rule 14d-9 or Item 1012 of Regulation M-A promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 4.5; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Company Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.5(c) or Section 4.5(d).

(g) Any violation of the restrictions contained in this Section 4.5 by any of the Company’s Subsidiaries, or any Representatives of the Company or any of the Company Subsidiaries, shall be deemed to be a breach of this Section 4.5 by the Company.

Section 4.6 Meeting of Parent’s Stockholders; Parent Change in Recommendation.

(a) Parent: (i) shall take all action necessary under all applicable Legal Requirements and Parent’s Organizational Documents to, in consultation with the Company as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective, duly call, give notice of and initially schedule a meeting of the holders of shares of Parent Common Stock (the “Parent Stockholder Meeting”), which to the extent permitted by applicable Legal Requirements, shall be within 45 days thereafter, which meeting will be held to vote on a proposal to approve the Parent Share Issuance; and (ii) shall submit such proposal to, and, except in the case where the Parent Board has made a Parent Change in Recommendation, use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Parent Stockholder Meeting, and Parent shall not submit any other proposal to its stockholders in connection with the Parent Stockholder Meeting without the prior written consent of the Company. Parent, in consultation with the Company, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Parent Stockholder Meeting. Parent shall ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) Parent shall not postpone or adjourn the Parent Stockholder Meeting without the prior written consent of the Company, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Parent Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders within a reasonable amount of time (as determined by the Parent Board in good faith after consultation with outside counsel) prior to the Parent Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Parent Stockholder Meeting is scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholder Meeting; and (B) Parent may, and if the Company so requests at any time shall, postpone or adjourn the Parent Stockholder Meeting in order to solicit additional proxies in favor of the approval of the Parent Share Issuance, if, on the date for which the Parent Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Parent Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Parent Board has made a Parent Change in Recommendation, Parent shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the approval of the Parent Share Issuance as soon as reasonably practicable; provided that (x) without the prior written consent of the Company (not to be unreasonably withheld, conditioned, or delayed in the cases of clauses (A)(1) and (A)(2)), no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than ten Business Days, except as may be required by applicable Legal Requirements or a request from the SEC or its staff, (y) Parent shall not be required to effect, and the Company shall not be required to consent to, any such adjournments or postponements that together cause the date of the Parent Stockholder Meeting to be more than twenty Business Days after the date for which the Parent Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than four Business Days prior to the End Date and (z) except as required by Legal Requirements in connection with adjournments or postponements of the Parent Stockholder Meeting effected in accordance with the foregoing, in no event shall Parent change the record date for determining the stockholders entitled to notice of and to vote at the Parent Stockholder Meeting without the Company’s consent. Subject to the foregoing and applicable Legal Requirements, (I) Parent shall cooperate with the Company and use its reasonable best efforts to cause the Parent Stockholder Meeting to initially be called for the same date as the Company Stockholder Meeting; and (II) if, notwithstanding such efforts, the Company Stockholder Meeting is initially called for a date prior to the Parent Stockholder Meeting, Parent shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Company Stockholder Meeting. Upon request of the Company (which shall not exceed one request per day), Parent shall, during the ten Business Days prior to the date of the Company Stockholder Meeting, advise the Company as to the aggregate number of shares of Parent Common Stock entitled to vote at the Parent Stockholder Meeting for which proxies have been received by Parent with respect to the Required Parent Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Parent Stockholder Vote.

(b) Subject to Section 4.6(c), the Joint Proxy Statement/Prospectus shall include the Parent Board Recommendation. Neither the Parent Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement: (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to the Company, the Parent Board Recommendation, or fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Parent Acquisition Proposal; (iii) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the equity securities of Parent shall have been commenced by any third party (and in no event later than one Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a statement disclosing that the Parent Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Parent Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Parent Board recommends rejection of such tender or exchange offer); or (iv) if requested by the Company, fail to issue, within ten Business Days after a Parent Acquisition Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a press release reaffirming the Parent Board Recommendation provided, however, that Parent must receive the request from the Company at least 48 hours prior to such reaffirmation being required; provided, further, that in no event shall Parent or the Parent Board be obligated to publicly reaffirm the Parent Board Recommendation on more than one occasion with respect to each such publicly announced Company Acquisition Proposal or on more than one occasion with respect to each publicly announced material modification thereof (any action described in clauses (i) through (iv) being referred to as a “Parent Change in Recommendation”); (v) cause or permit Parent to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.3(a)) contemplating or relating to a Parent Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Parent Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Parent Stockholder Vote, the Parent Board may make a Parent Change in Recommendation related to a Parent Acquisition Proposal if and only if (x) Parent receives from a third party a bona fide written Parent Acquisition Proposal after the date of this Agreement that did not result from a breach of Section 4.3, and has not been withdrawn, and (z) prior to making such Parent Change in Recommendation:

(i) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements;

(ii) Parent delivers to the Company a written notice (the “Parent Superior Proposal Notice”) no less than four Business Days in advance stating that the Parent Board intends to make a Parent Change in Recommendation, which Parent Superior Proposal Notice shall include the identity of the Person making such Parent Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof); and

(iii) (A) during the four Business Day period commencing on the date of the Company’s receipt of such Parent Superior Proposal Notice, if requested by the Company, Parent engages in good faith negotiations with the Company regarding a possible amendment of this Agreement so that the Parent Acquisition Proposal that is the subject of the Parent Superior Proposal Notice ceases to be a Parent Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above and in a manner that would be binding upon Parent and each Acquisition Sub if accepted by the Company, the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause (A) above, that such Parent

Acquisition Proposal continues to constitute a Parent Superior Proposal provided, that if there is any change to any of the financial terms or any other material terms of such Parent Acquisition Proposal, Parent shall, in each case, be required to deliver to the Company an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause “(A)” above shall commence (except that the original four Business Day notice period referred to in clause “(A)” above shall instead be equal to the longer of (1) 11:59 p.m. New York Time on the second Business Day immediately following the Company’s receipt of such notice, and (2) the period remaining under the original four Business Day notice period of clause “(A)” above), during which time Parent shall be required to comply with the requirements of this Section 4.6(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing two Business Day period). The actions of the Parent Board making a determination that a Parent Acquisition Proposal constitutes a Parent Superior Proposal and Parent’s authorizing and providing the notices to the Company required by this Section 4.6(c) shall not in and of itself, constitute a Parent Change in Recommendation or a violation of this Section 4.6.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Parent Stockholder Vote, the Parent Board may make a Parent Change in Recommendation that is not related to a Parent Acquisition Proposal if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement (I) that (x) was neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Parent Board, the consequences of which were neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement) and (y) is material to Parent and the Parent Subsidiaries, taken as a whole, and (II) that is not related to (A) a Parent Acquisition Proposal or a Parent Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) in each case in and of itself, any changes in the market price or trading volume of Parent Class A Common Stock or the fact that Parent meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clauses (A) or (C)), or (C) any event, condition or circumstance related to the Company or any of the Company Subsidiaries (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Parent Intervening Event”); and, prior to making such Parent Change in Recommendation, (1) the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements; (2) less than four Business Days prior to the making of such Parent Change in Recommendation, the Company receives a written notice from Parent confirming that the Parent Board intends to effect such Parent Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company to amend this Agreement in such a manner that obviates the need for the Parent Board to effect a Parent Change in Recommendation; and (4) following the end of such four Business Day period, the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause (3) above and in a manner that would be binding upon the Company if accepted by Parent, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to its stockholders under applicable Legal Requirements, even if such changes committed to in writing were to be given effect. The actions of the Parent Board making a determination that a Parent Intervening Event has occurred and Parent’s authorizing and providing the notices to the Company required by this Section 4.6(d) shall not in and of itself constitute a Parent Change in Recommendation or a violation of this Section 4.6.

(e) Notwithstanding any Parent Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1, the Parent Share Issuance shall be submitted to the holders of shares of Parent Common Stock at the Parent Stockholder Meeting for the purpose of the approval of the Parent Share Issuance and nothing contained in this Agreement shall be deemed to relieve the Parent of such obligation.

(f) Nothing contained in this Agreement shall prohibit Parent, the Parent Board or their Representatives from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2, Rule 14d-9 or Item 1012 of Regulation M-A promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Parent Acquisition Proposal to the provisions of this Section 4.6; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Parent Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.6(c) or Section 4.6(d).

(g) Any violation of the restrictions contained in this Section 4.6 by any of Parents’ Subsidiaries, or any Representatives of Parent or the Parent Subsidiaries shall be deemed to be a breach of this Section 4.6 by Parent.

Section 4.7 Filings; Other Action.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) that are or may become necessary in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party that are or may become necessary to consummate the transactions contemplated by this Agreement; (iii) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) Each party shall use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other, within 10 Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act. Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters.

(c) Subject to the provisions of the Non-Disclosure Agreement, Parent and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 4.7(a) and Section 4.7(b). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only” or with similar restrictions. Each of Parent and the Company may also reasonably redact material as necessary to (i) comply with other contractual arrangements or applicable Legal Requirements or (ii) prevent the loss of protection under the attorney-client privilege or the attorney work product doctrine but shall use commercially reasonable efforts to allow for such disclosure (or as much of it as possible) in a manner that does not result in a violation of contractual arrangements, or Legal Requirements, or a loss of attorney-client privilege. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the provisions of the Non-Disclosure Agreement, each of Parent and the Company shall: (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable pursuant to Section 4.7(a) and Section 4.7(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 4.7(a) and Section 4.7(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other party in advance of any meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings, video conferences and teleconferences.

(d) Without limiting the generality of Section 4.7(a), Parent shall use reasonable best efforts to take, or cause to be taken, all actions necessary to avoid or eliminate each and every impediment under any Antitrust Laws to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, whether by consent decree, hold separate orders, or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, commit to behavioral or conduct remedies, or otherwise encumber, limit or impair or take any other action with respect to Parent’s or any of its Subsidiaries’ ability to own or operate any assets, properties, businesses or product lines of Parent or any of its Subsidiaries or any assets, properties, businesses or product lines of the Company or any of its Subsidiaries; provided, that, notwithstanding anything to the contrary set forth in this Agreement, (I) the Company and the Company Subsidiaries shall not enter into or make any consents, offers, agreements or commitments with respect to the actions contemplated by clauses (i) and (ii) except as and to the extent requested in writing by Parent as to actions that are conditioned upon the consummation of the Mergers, (II) no party shall be required pursuant to the foregoing to commit to or effect any action that is not conditioned upon the consummation of the Mergers, and (III) Parent shall not be required to (x) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (y) grant any non-exclusive license, accept any operational restrictions or take or commit to any actions which restrictions or actions would limit Parent’s or any of its Affiliates’ freedom of action with respect to assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that, individually or in the aggregate, would reasonably be expected to have an (A) Effect that results in a material adverse effect on the results of operations of the Company and the Company Subsidiaries, taken as a whole, or (B) Effect that results in a material adverse effect on the results of operations of the Parent and the Parent Subsidiaries, taken as a whole; provided that for purposes of determining whether an Effect is or would be materially adverse to the results of operations of Parent and the Parent Subsidiaries, taken as a whole, Parent and the Parent Subsidiaries, taken as a whole, shall be deemed to be the same size (in operations and from a financial point of view) as the Company and the Company Subsidiaries, taken as a whole.

(e) Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, neither the Company nor any of the Company Subsidiaries will grant or offer to grant any accommodation or concession (financial or otherwise) to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(f) In furtherance and not in limitation of the covenants of the parties contained in this Section 4.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

Section 4.8 Access.

(a) Upon reasonable prior notice, the Company shall afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to the Company’s and the Company Subsidiaries’ personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, the Company shall furnish promptly to Parent all available information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any obligation of the Company with respect to confidentiality or privacy; (ii) jeopardize protections afforded the Company under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of the Company or any of the Company Subsidiaries or personal information that would expose the Company to the risk of liability; provided that in each case the Company shall inform Parent of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow Parent (or its applicable Representative) access to such information. All information obtained by or provided to Parent and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of the Company for purposes of the Non-Disclosure Agreement.

(b) Upon reasonable prior notice, Parent shall afford the Company and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to Parent’s and the Parent Subsidiaries’ personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, Parent shall furnish promptly to the Company all available information concerning its business as the Company may reasonably request; provided, however, that Parent shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of Parent would: (i) violate any obligation of Parent with respect to confidentiality or privacy; (ii) jeopardize protections afforded Parent under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of Parent or any of the Parent Subsidiaries or personal information that would expose Parent to the risk of liability; provided that in each case Parent shall inform the Company of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow the Company (or its Representatives) access to such information.

All information obtained by or provided to the Company and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of Parent for purposes of the Non-Disclosure Agreement.

(c) To the extent that any of the information or material furnished pursuant to this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or any other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement. No exchange of information or investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

Section 4.9 Acquisition Sub Consents; Parent Vote.

(a) During the period from the date of this Agreement through the earlier of the First Effective Time or the date of termination of this Agreement, the Acquisition Subs shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(b) Parent shall ensure that each Acquisition Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of such Acquisition Sub under this Agreement, and Parent shall be jointly and severally liable with each Acquisition Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and DLLCA, as applicable, and in its capacity as the sole stockholder of Acquisition Sub I and sole member of Acquisitions Sub II, a written consent adopting this Agreement on behalf of Acquisition Sub I and Acquisition Sub II respectively.

Section 4.10 Publicity. Parent and the Company shall consult with one another prior to issuing, and shall provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Mergers and shall not issue any such public announcement or statement prior to such consultation, except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or the Company, as applicable); provided that (i) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the Mergers that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company and/or Parent in compliance with this Section 4.10, (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 4.10, (iii) the Company need not consult with Parent in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Company Acquisition Proposal or Company Change in Recommendation, in each case, in compliance with Section 4.2 and Section 4.5; and (iv) Parent need not consult with the Company in connection with any public announcement, statement or other disclosure to be issued or made with respect to any

Parent Change in Recommendation, in each case, in compliance with Section 4.3 and Section 4.6. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

Section 4.11 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Parent shall, or shall cause one of the Parent Subsidiaries (including the Surviving Company and its Subsidiaries) to provide: (i) each employee of the Company or any Subsidiary of the Company who continues employment with Parent or any of the Parent Subsidiaries (including the Surviving Company or any of its Subsidiaries) after the Second Effective Time (a “Continuing Employee”) with (A) an annual base salary or base wage rate that is, and (B) a target annual cash bonus opportunity that, taken together with the annual base salary or base wage rate provided to such Continuing Employee after the First Effective Time is, in each case, no less favorable than provided to such Continuing Employee by the Company immediately prior to the First Effective Time; and (ii) each Continuing Employee with employee welfare and retirement benefits (excluding any benefits provided under any defined benefit pension plan or post-retirement medical plan) that are substantially comparable or more favorable in the aggregate to those provided to such Continuing Employee by the Company and the Company Subsidiaries immediately prior to the First Effective Time.

(b) All service of the Continuing Employees to the Company and the Company Subsidiaries and their respective predecessors shall be recognized for purposes of determining eligibility to participate, vesting and accrual and level of benefits with respect to each Parent Plan in which any Continuing Employee will participate after the Second Effective Time (excluding any defined benefit pension or post-retirement medical plan) to at least the same extent as such similarly situated Parent Employees are entitled to credit for service under such Parent Plans, except to the extent such recognition would result in the duplication of benefits. In addition, Parent or the Subsidiaries of Parent (including the Surviving Company and its Subsidiaries), as applicable, shall use commercially reasonable efforts to cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the First Effective Time under the analogous welfare benefit plan maintained for the Continuing Employees immediately prior to the First Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under an analogous Company Plan during the plan year of such plan in which occurs the date on which the Continuing Employee begins participation in such Parent Plan, except to the extent such recognition would result in the duplication of benefits.

(c) If requested by Parent not less than ten Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable prior review and comment by Parent) not later than the day preceding the Closing Date and (ii) following the Second Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, to the extent that Parent requests that the Company seek such determination letter, the assets thereof shall be distributed to the participants, and Parent shall permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) to Parent’s 401(k) Plan, in the form of cash, in an amount equal to the full account balance (including any promissory notes) distributed to such Continuing Employees from the Company 401(k) Plan.

(d) Nothing in this Section 4.11 or elsewhere in this Agreement, expressed or implied, shall be construed to create a right in any employee of the Company or any of the Company Subsidiaries to employment with Parent, the Surviving Company or any of their Subsidiaries or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any of their respective Affiliates and the Continuing Employee. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit arrangement of Parent, the Company, or their respective Affiliates. Nothing herein shall be construed to limit the right of Parent, the Surviving Company or any of their Subsidiaries to amend or terminate any Parent Plan, any Company Plan, or any other employee benefit plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.11 shall create any third party rights, benefits or remedies of any nature whatsoever in any employee of the Company or any of the Company Subsidiaries (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

Section 4.12 Certain Tax Matters.

(a) For U.S. federal income Tax purposes, (i) the parties hereto intend that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, each Acquisition Sub and the Company are parties under Section 368(b) of the Code.

(b) The parties hereto (i) shall use their respective reasonable best efforts to cause the Mergers to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Mergers from qualifying, for the Intended Tax Treatment and (ii) shall not take any Tax reporting position inconsistent with the treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Each of the parties shall use its commercially reasonable efforts in order for any Tax opinions and disclosures required to be filed with the SEC in connection with the Form S-4 Registration Statement to be obtained from Tax Opinion Counsel, including the appropriate officers of Parent, the Acquisition Subs and Company executing and delivering to Tax Opinion Counsel certificates substantially in the forms set forth in Section 4.12 of the Parent Disclosure Letter (the “Parent Representation Letter”) and Section 4.12 of the Company Disclosure Letter (the “Company Representation Letter” and collectively with the Parent Representation Letter, the “Representation Letters”), respectively. Each Representation Letter shall be dated on or before the date of such Tax opinion and shall not have been withdrawn or modified in any material respect except as otherwise agreed to in writing by the parties.

(d) The Company shall use commercially reasonable efforts to cooperate with Parent and its Affiliates to cause any Company Subsidiary that is treated as a corporation for U.S. federal income tax purposes to merge into the Surviving Company, which merger shall be effective after the Second Effective Time and occur, at Parent’s sole discretion, on the Closing Date after the Closing or after the Closing Date, provided that no officer or employee of the Company or Company Subsidiaries shall be obligated to execute documents prior to the Closing for purposes of effecting any such merger and the Company and Company Subsidiaries shall not be obligated to make or have be effective any Tax elections or Tax filings in connection therewith prior to the Closing.

Section 4.13 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of no less than six years after the First Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of the Company or any of the Company Subsidiaries, any Person who becomes a director or officer of the Company or any of the Company Subsidiaries prior to the First Effective Time and any current or former director of officer of the Company or any of the Company Subsidiaries who is, was or at any time prior to the First Effective Time serves or served as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan at the request of or for the benefit of the Company or any of the Company Subsidiaries (together with their respective heirs and representatives, the “Indemnified Parties”) to the fullest extent permitted by applicable Legal Requirements in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, by reason of the fact of such Persons serving as an officer or director of the Company or any of the Company Subsidiaries or, while a director or officer of the Company or any of the Company Subsidiaries, was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan, and the Surviving Company shall (and Parent shall cause the Surviving Company to) also advance expenses to the Indemnified Parties as incurred to the fullest extent permitted by applicable Legal Requirements; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Indemnified Party is not entitled to indemnification under this Section 4.13(a) or otherwise. The parties hereto agree that for six years after the First Effective Time all rights to elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in the Organizational Documents of the Company or any of the Company Subsidiaries or in any written agreement between the Company or any of the Company Subsidiaries and such Person shall survive the Mergers and shall continue in full force and effect. For six years after the First Effective Time, the Surviving Company shall cause to be maintained in effect the provisions in: (i) the Organizational Documents of the Company and each of the Company Subsidiaries; and (ii) any other agreements of the Company or any of the Company Subsidiaries with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers and directors or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would materially and adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time without the consent of such Indemnified Party.

(b) For a period of no less than six years following the First Effective Time, Parent and the Surviving Company shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the First Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company’s current directors and officers, in any case on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Company be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Section 4.13(b) of the Company Disclosure Schedule) for such insurance (such 300% amount, the “Maximum Annual Premium”); and provided further, however, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this

Agreement, in lieu of Parent’s obligations under the first sentence of this Section 4.13(b), the Company may, or if the Company is unable to, Parent may on its behalf, prior to the First Effective Time, purchase a six-year “tail” prepaid policy on the D&O Policy with an annual cost not in excess of the Maximum Annual Premium, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent and the Surviving Company shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Company under the first sentence of this Section 4.13(b) for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding anything in this Section 4.13 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the First Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 4.13, the provisions of this Section 4.13 that require Parent and the Surviving Company to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c) The obligations under this Section 4.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) and any of such Person’s heirs, executors, beneficiaries or representatives) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs, executors, beneficiaries or representatives). Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 4.13, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their heirs and representatives)) under this Section 4.13 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the Organizational Documents of the Company or any of the Company Subsidiaries, any and all indemnification agreements of or entered into by the Company or any of the Company Subsidiaries, or applicable Legal Requirements (whether at law or in equity). In the event of any breach by the Surviving Company or Parent of this Section 4.13, Parent or the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided in this Section 4.13 as such fees are incurred upon the written request of such Indemnified Party.

(d) In the event that Parent, the Surviving Company or any of their respective Subsidiaries (or any of their respective successors or assigns) shall (i) consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) sell or transfer a substantial portion of their respective assets to any other Person, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their respective heirs and representatives), proper provision shall be made so that the continuing or surviving corporation or entity or the purchaser or transferee entity, as applicable (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 4.13.

Section 4.14 Financing and Financing Cooperation.

(a) From the date of this Agreement, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, provide such cooperation as is reasonably requested by Parent, is reasonably and customarily necessary in connection with the Debt Financing and is customarily provided for issuers in financings of the type contemplated by the Debt Commitment Letter, but limited to, using commercially reasonable efforts to (i) furnish to Parent (x) the Required Information and (y) such other customary financial information with respect to the Company and the Company Subsidiaries as may be reasonably requested by the Parent as is necessary for Parent to prepare the materials referred to in clause

(vii) below (including the pro forma financial information and pro forma financial statements contemplated by Paragraph 5 of Exhibit C of the Debt Commitment Letter (provided that, for the avoidance of doubt, the Company and the Company Subsidiaries shall not be required to provide, and Parent shall be solely responsible for, the preparation of pro forma financial statements)), (ii) provide Parent all documentation and other information with respect to the Company and the Company Subsidiaries within three Business Days prior to the Closing Date as shall have been reasonably requested in writing (including by email) by Parent at least ten Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and 31 C.F.R. § 1010.230, and that are required by Paragraph 7 of Exhibit C of the Debt Commitment Letter as in effect on the date hereof, (iii) deliver, or cause the applicable Company Subsidiary to deliver, necessary prepayment and/or termination notices in accordance with the terms of each of the Company Credit Facilities (provided that such prepayment and termination notices may be conditioned on the occurrence of the Closing), (iv) reasonably facilitate the pledging of collateral and the provision of guarantees, in each case, only to the extent such pledge or guaranty is a condition in the Debt Commitment Letter to the funding of the Debt Financing on the Closing Date, (v) executing and delivering or helping to procure credit agreements, hedging arrangements, notes, mortgages, pledge and security documents, landlord waivers, estoppels, consents, and approvals and other definitive financing documents or other requested certificates or documents, in each case, only to the extent that delivery of such documents is a condition in the Debt Commitment Letter to the funding of the Debt Financing on the Closing Date (in each case, subject to and only effective upon the occurrence of the Closing), (vi) cause members of its senior management, representatives and advisors to participate in a reasonable number of meetings, conference calls, presentations and roadshows with prospective lenders and investors, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with the ratings agencies, in all such cases upon reasonable advanced notice and at reasonable times and locations mutually agreed upon, and (vii) assist Parent, each Acquisition Sub and the Debt Financing Sources with the preparation of customary bank information memoranda, lender presentations, investor presentations, offering documents, rating agency presentations and similar customary documents required in connection with the Debt Financing, in each case, to the extent such materials relate to information concerning the Company and the Company Subsidiaries and (viii) to the extent required by the Debt Financing Sources, executing and delivering customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders, subject to customary confidentiality restrictions and customary exculpatory provisions; provided that such cooperation shall not be required to the extent it would:

(i) require the Company, a Company Subsidiary, or any of their Affiliates or any of its or their Representatives to execute, deliver or enter into, or perform any document (including any agreement, instrument, guaranty, warranty, indemnity or certificate) with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to Closing (other than the authorization and representation letters referred to above),

(ii) cause any director or officer to incur any personal liability (including that no member of the Company Board, or the board of directors of any Company Subsidiary or any of its or their Affiliates shall be required to enter into any resolutions or take any similar action approving the Financing until the Closing has occurred),

(iii) require the delivery of any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date hereof,

(iv) prior to the Closing, (x) pay any commitment or other fee for which the Company, any Company Subsidiary, or any of their Affiliates has not received prior reimbursement or (y) provide any indemnity or security or incur any liability or obligation in connection with the Debt Financing or any other financing,

(v) take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, any

Organizational Documents of the Company, any Company Subsidiary, or any of their Affiliates, or any applicable Legal Requirements or Contracts of the Company, any Company Subsidiary, or any of their Affiliates,

(vi) require any cooperation to the extent that it would materially or unreasonably interfere with the business or operations of the Company, any Company Subsidiary, or any of their Affiliates, or

(vii) require the Company, any Company Subsidiary, or any of their Affiliates to make any representation, warranty or certification that, in the good faith determination of the Company, any Company Subsidiary, or any of their Affiliates, is not true.

(b) Parent agrees that in no event shall Company, any Company Subsidiary, or any of their Affiliates be required to execute or deliver any documents in connection with the Debt Financing which is not conditioned upon, and shall become effective from and after, the Closing. Parent shall indemnify and hold harmless the Company, each Company Subsidiary, and each of their Affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims and reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees) interest, awards, judgments, losses and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 4.14 (other than the use of any information provided by the Company, any Company Subsidiary, or any of their Affiliates or any of its or their Representatives, in each case, in writing for use in connection with the Debt Financing) or in connection with the arrangement of the Debt Financing or any information utilized in connection therewith, except to the extent arising from fraud, gross negligence or willful misconduct by any of Company, any Company Subsidiary, or any of their Affiliates or any of its or their Representatives, whether or not the transactions are consummated or this Agreement is terminated. As a condition to the Company and the Company Subsidiaries obligations pursuant to this Section 4.14, Parent shall promptly, upon request by the Company or a Company Subsidiary, reimburse the Company, the Company Subsidiaries and their Affiliates for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorney’s fees and expenses and disbursements) incurred by the Company, any Company Subsidiary, or any of their Affiliates or its and their Representatives in connection with the cooperation contemplated by this Section 4.14. All non-public information regarding Company and its Affiliates provided to Parent, its Affiliates or its Representatives pursuant to this Section 4.14 shall be kept confidential by them, except for disclosure to potential lenders, investors, rating agencies or their respective Representatives in connection with the Debt Financing subject to customary confidentiality provisions including exercising commercially reasonable best efforts to make Company an express third-party beneficiary to the confidentiality agreement. The obligations in this clause (b) shall survive the termination of this Agreement.

(c) Parent shall use its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with its terms, (ii) negotiate definitive financing agreements with respect to the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter (taking into account any “market flex” provisions), so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date, (iii) satisfy on a timely basis all Financing Conditions on the Closing Date applicable to Parent or the Parent Subsidiaries and under the control of Parent or the Parent Subsidiaries and (iv) consummate on the Closing Date the Debt Financing required to consummate the transactions contemplated hereby in accordance with the terms of the Debt Commitment Letter (which, for the avoidance of doubt, shall include agreeing to consummate the Debt Financing even if any flex rights are exercised to their maximum extent). Prior to the Closing, Parent shall not permit the Acquisition Subs (without the prior written consent of the Company) to agree to, or permit, any amendment or modification of, or waiver under, the Debt Commitment Letter that (i) reduces the aggregate amount of the Debt Financing to an amount such that the Closing could not be consummated, (ii) imposes any additional (or adversely modifies any existing) condition precedent to the availability of the Debt Financing that could reasonably be expected to adversely affect (including with respect to timing) the ability or likelihood of Parent or the Company to timely consummate the transactions contemplated by this Agreement, (iii) would otherwise reasonably be expected to prevent, impede or delay the funding on the Closing Date of the Debt Financing required to consummate the transactions contemplated by this Agreement, or (iv) would adversely impact the ability of the Acquisition Subs or their respective Affiliates to enforce their rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto and shall, in each case, be deemed to be material for purposes of this Agreement; provided, that the Acquisition Subs may, without the Company’s prior written consent, amend, replace, supplement or otherwise modify the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date hereof. Upon any such amendment, replacement, supplement or modification, the term “Debt Commitment Letter” shall refer to the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified.

(d) Parent shall keep Company informed on a reasonably current basis and in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing and promptly provide to Company copies of all definitive documents related to the Debt Financing contemplated by the Debt Commitment Letters. In the event that, in the reasonable opinion of Parent, all conditions applicable to each of the Debt Commitment Letters have been satisfied, Parent shall use commercially reasonable efforts to cause the lenders and the other Persons providing such Debt Financing contemplated by the Debt Commitment Letters to fund the Debt Financing contemplated by the Debt Commitment Letters required to consummate the transactions contemplated by this Agreement on or prior to the Closing Date. The Parent shall promptly notify the Company (A) of any breach (or threatened breach) or default by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Parent or any of its Affiliates becomes aware, (B) of the receipt by Parent, any of the Parent Subsidiaries (including the Acquisition Subs) of any written notice or communication from any Debt Financing Source with respect to any breach (or threatened breach) or default, or any termination or repudiation, in each case by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing and (C) if for any reason Parent at any time believes it will not be able to obtain all or any portion of the Debt Financing necessary to consummate the transactions contemplated by this Agreement and pay all related fees and expenses payable by Parent hereunder on the terms, in the manner or from the sources contemplated by the Debt Commitment Letters. Parent shall promptly, but in any event within three days of the date of a written request from the Company, provide any information reasonably requested by Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence.

(e) If the Debt Financing required to consummate the transactions contemplated by this Agreement becomes unavailable under the Debt Commitment Letter or any definitive agreements with respect thereto, as applicable, Parent shall, and shall cause the Parent Subsidiaries to, as promptly as practicable following the occurrence of such event, use its or their reasonable best efforts to obtain substitute financing sufficient, together with other financial resources available to Parent, to consummate the Merger (any such financing, a “Substitute Financing”). In the event any Substitute Financing is obtained, references in this Agreement to the Debt Financing shall also be deemed to refer to such Substitute Financing, and references in this Agreement to the Debt Commitment Letter and the definitive financing agreements with respect thereto shall also be deemed to refer to the Substitute Financing and the definitive financing agreements with respect thereto, and all obligations of Parent pursuant to this Section 4.14 shall be applicable thereto as to the same extent as Parent’s obligations with respect to the Debt Financing.

(f) Parent and each Acquisition Sub expressly acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligation to consummate the Closing, are not subject to, or conditioned on, receipt of the Debt Financing or any Substitute Financing.

Section 4.15 Stockholder Litigation. The Company shall provide Parent with prompt written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense, settlement, or compromise of any such Legal Proceeding (provided that the Company shall, subject to the Company’s consultation with Parent and good faith consideration of its views, control the defense, strategy and settlement thereof), and no such settlement or compromise shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Parent shall provide the Company with prompt written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against Parent or any of its directors or officers by any holder of shares of Parent Class A Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

Section 4.16 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the First Merger, including the shares of Parent Class A Common Stock to be issued upon the exercise of converted Company Options, to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the First Effective Time. Prior to the Closing, the Company and Parent shall cooperate to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the First Effective Time.

Section 4.17 Section 16 Matters. Prior to the First Effective Time, the Parent Board and the Company Board, respectively, shall take all actions that may be required or appropriate to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Class A Common Stock (including derivative securities with respect to Parent Class A Common Stock) in connection with the transactions contemplated by ARTICLE I by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is, or will as a result of the transactions contemplated by this Agreement become, subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.18 Director Resignations. Prior to the Closing, the Company shall use commercially reasonable efforts to deliver to Parent resignations, in form and substance reasonably satisfactory to Parent, executed by each director of the Company in office as of immediately prior to the First Effective Time, in each case, conditioned and effective upon the First Effective Time.

Section 4.19 Payoff Documentation. Prior to the Closing, the Company shall use commercially reasonable efforts to deliver to Parent a payoff letter in form and substance reasonably acceptable to Parent and the Debt Financing Sources with respect to each of the Company Credit Facilities (such payoff letters, the “Payoff Letters”) duly executed by the applicable agent(s) to each of the Company Credit Facilities pursuant to which such agent(s) shall agree that upon payment of the payoff amount specified in such Payoff Letter: (i) all obligations of the Company and the Company Subsidiaries arising under or related to the applicable Company Credit Facility shall be paid in full; (ii) all Liens in connection therewith shall be released; and (iii) all pledged collateral securing the outstanding obligations under the applicable Company Credit Facility shall be returned in accordance with the terms of the Payoff Letter.

Section 4.20 Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant any approvals and take all any actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

ARTICLE V. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGERS

Section 5.1 Conditions Precedent to Each Party’s Obligations. The obligations of each party to effect the Mergers and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, as of the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement, and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.

(b) Stockholder Approvals.

(i) The Required Company Stockholder Vote shall have been obtained.

(ii) The Required Parent Stockholder Vote shall have been obtained.

(c) Governmental Approvals. Any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Mergers for any period of time) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated by the relevant Governmental Entity, and there shall be no pending agreement between Parent and any such Governmental Entity not to close.

(d) Listing. The shares of Parent Class A Common Stock to be issued pursuant to the First Merger, including the shares of Parent Class A Common Stock to be issued upon the exercise of converted Company Options, shall have been approved for listing (subject to notice of issuance) on Nasdaq.

(e) No Restraints. No Legal Requirement or Order preventing, enjoining or making illegal the consummation of the Mergers shall have been entered, issued or adopted by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect (any such Legal Requirement or Order issued by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction, a “Relevant Legal Restraint”).

Section 5.2 Additional Conditions Precedent to Parent’s Obligations. The obligation of Parent to cause the Mergers to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver by Parent, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of the Company contained in Section 2.3(c) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date of this Agreement and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of the Company contained in the first sentence of Section 2.1(a), Section 2.3 (other than Section 2.3(c)), Section 2.4, Section 2.5, Section 2.6(a)(i), and Section 2.25 shall have been true and accurate in all material respects at and as of the date of this Agreement and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date of this Agreement and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate has not constituted or resulted in or would not reasonably be expected to constitute or result in, a Company Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; provided that the reference to Company Material Adverse Effect in Section 2.8(a) shall be given effect.

(b) Performance of Covenants. The covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of the Company, confirming that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been duly satisfied.

Section 5.3 Additional Conditions Precedent to the Company’s Obligations. The obligation of the Company to effect the Mergers and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the Company, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of Parent contained in Section 3.3(c) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date of this Agreement and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of Parent and each Acquisition Sub contained in the first sentence of Section 3.1(a), Section 3.3 (other than Section 3.3(c)), Section 3.4, Section 3.5, Section 3.6(a)(i), and Section 3.21 shall have been true and accurate in all material respects at and as of the date of this Agreement and shall only be required to be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of Parent and each Acquisition Sub set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date of this Agreement and shall only be required to be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate, has not constituted or resulted in or would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded, provided that the reference to Parent Material Adverse Effect in Section 3.8(a) shall be given effect.

(b) Performance of Covenants. The covenants in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Parent Material Adverse Effect.

(d) Tax Opinion. Company shall have received an opinion from Tax Opinion Counsel, dated as of the Closing Date, to the effect that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code at a level of comfort at least equivalent to the corresponding Tax opinion provided by Tax Opinion Counsel in the Form S-4 Registration Statement. In rendering such opinion, Tax Opinion Counsel shall be entitled to rely upon the Representation Letters.

(e) Certificate. The Company shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of Parent, confirming that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been duly satisfied.

ARTICLE VI. TERMINATION

Section 6.1 Termination. This Agreement may be terminated and the Mergers may be abandoned:

(a) by mutual written consent of Parent and the Company at any time prior to the First Effective Time;

(b) by Parent or the Company if the Mergers shall not have been consummated by 11:59 p.m. New York Time on January 31, 2022 (the “End Date”); provided, that if any of the conditions to the Closing set forth in Section 5.1(c) or Section 5.1(e) (solely if the applicable Relevant Legal Restraint relates to any Antitrust Law) has not been satisfied or waived on or prior to 11:59 p.m. New York Time on the End Date but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to 11:59 p.m. New York Time on March 31, 2022 and, if so extended, such date shall be the “End Date”; provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have materially contributed to the failure of the First Effective Time to have occurred on or before the End Date;

(c) by Parent or the Company at any time prior to the First Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Mergers shall have become final and non-appealable; provided, that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 4.7;

(d) by Parent at any time prior to obtaining the Required Company Stockholder Vote if (i) the Company Board shall have made a Company Change in Recommendation or (ii) the Company shall have Willfully Breached in any material respect Section 4.2 or Section 4.5;

(e) by the Company (i) at any time prior to obtaining the Required Parent Stockholder Vote if the Parent Board shall have made a Parent Change in Recommendation, (ii) if Parent has Willfully Breached in any material respect Section 4.3 or Section 4.6 or (iii) if Parent has materially breached its representations and warranties set forth in Section 3.15 (Financing; Solvency) or its covenants set forth in Section 4.14 (Financing and Financing Cooperation) (any failure to satisfy any condition set forth in the Debt

Commitment Letter with respect to Bioventus, LLC, a Delaware limited liability company (“BV Opco”), or its Subsidiaries, including those any condition related to the solvency of BV Opco or any of its Subsidiaries shall be deemed a material breach for purposes of this Section 6.1(e)(iii)), to the extent not waived by the Debt Financing Sources (collectively, the “Financing Requirements”) and (1) any such breach of the Financing Requirements is not cured by the earlier of the End Date or prior to the 20th Business Day after the Company gives written notice of such breach to Parent; (2) all of the conditions set forth in Section 5.1, Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been satisfied and continue to be satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing) and the Company has irrevocably committed in a written notice delivered to Parent following the expiration of the cure period specified in clause (1) above that the Company is ready, willing and able to consummate the transactions contemplated by this Agreement; provided, however, that, with respect to the conditions set forth in Section 5.1, Section 5.2(a), Section 5.2(b) and Section 5.2(c) and the Company’s readiness, willingness and ability to consummate the transactions contemplated by this Agreement, any condition forth in Section 5.1, Section 5.2(a), Section 5.2(b) and Section 5.2(c) shall be deemed satisfied if the failure of such condition resulted primarily from (A) any action or inaction by Parent or an Acquisition Sub, or (B) Parent’s breach of the Financing Requirements, and (3) Parent or an Acquisition Sub fails to consummate the transactions contemplated by this Agreement by the earlier of the End Date or within two Business Days following the written notice delivered by the Company to Parent following the expiration of the cure period specified in clause (1) above;

(f) by the Company, at any time prior to obtaining the Required Company Stockholder Vote, in the event that (i) the Company Board has authorized the Company to enter into a definitive agreement relating to a Company Superior Proposal in material compliance with Section 4.5(c); and (ii) substantially concurrently with the termination of this Agreement, the Company enters into the definitive agreement relating to a Company Superior Proposal and pays Parent the Termination Fee payable to Parent pursuant to Section 6.3(a);

(g) by either Parent or the Company if: (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed; and (ii) the Required Company Stockholder Vote shall not have been obtained, in each case after a vote on such approval was taken;

(h) by either Parent or the Company if: (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed; and (ii) the Required Parent Stockholder Vote shall not have been obtained, in each case after a vote on such approval was taken;

(i) by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(i) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 Business Days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(i) if Parent is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or

(j) by the Company if: (i) any of Parent’s or Acquisition Subs’ representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent’s or Acquisition Subs’ representations and warranties or a breach of a covenant of Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(j) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 Business Days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(j) if the Company is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b).

Except for a termination pursuant to Section 6.1(a), the party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.8, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that: (a) the last sentence of Section 4.8(a), the last sentence of Section 4.8(b), Section 4.10, Section 4.14(b), this Section 6.2, Section 6.3 and Section VII shall survive the termination of this Agreement and shall remain in full force and effect; and (b) subject to Section 6.3(e) and Section 6.3(f), the termination of this Agreement shall not relieve any party from any liability for any fraud or any Willful Breach of this Agreement that is material. The Non-Disclosure Agreement shall not be affected by a termination of this Agreement.

Section 6.3 Termination Fees.

(a) If this Agreement is terminated by the Company pursuant to Section 6.1(f), by Parent pursuant to Section 6.1(d), or by either Parent or the Company pursuant to Section 6.1(b) (and at the End Date all of the conditions to the Company’s obligations to close other than receipt of the Required Company Stockholder Vote have been satisfied, or are capable of satisfaction had the Closing occurred on the End Date) or Section 6.1(g), in each case, at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 6.1(d), then, within two Business Days after (or in the case of termination pursuant to Section 6.1(f), substantially current with) the termination of this Agreement, the Company shall cause to be paid to Parent the Termination Fee.

(b) If this Agreement is terminated by the Company pursuant to Section 6.1(e), or by either Parent or the Company pursuant to Section 6.1(b) or Section 6.1(h) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 6.1(e), then, within two Business Days after the termination of this Agreement, Parent shall cause to be paid to the Company the Termination Fee.

(c) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(g) or by Parent pursuant to Section 6.1(i) (or by the Company or Parent pursuant to Section 6.1(b) (and at the End Date all of the conditions to the Company’s obligations to close other than receipt of the Required Company Stockholder Vote have been satisfied, or are capable of satisfaction had the Closing occurred on the End Date) at a time when this Agreement could have been terminated pursuant to Section 6.1(g) or Section 6.1(i)) and: (i) at or prior to the Company Stockholder Meeting (in the case of a termination pursuant to Section 6.1(g)), or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 6.1(i)), any Person shall have publicly announced an intention to make a Company Acquisition Proposal, or a Company Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five Business Days prior to the date of the Company Stockholder Meeting, in the case of a termination pursuant to Section 6.1(g), or the time of such breach, in the case of a termination pursuant to Section 6.1(i); and (ii) on or prior to the date that is 12 months following the termination of this Agreement, either (A) a Company Acquisition Transaction is consummated or (B) a definitive agreement relating to a Company Acquisition Transaction is entered into by the Company and the transaction contemplated thereby is subsequently consummated (it being understood that, for purposes of this clause “(B),” each reference to 20% in the definition of “Company Acquisition Transaction” in Exhibit A shall be deemed to be a reference to 50%, then, within two Business Days after the consummation of such Company Acquisition Transaction, the Company shall cause to be paid to Parent the Termination Fee.

(d) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(h) or by the Company pursuant to Section 6.1(j) (or by the Company or Parent pursuant to Section 6.1(b) at a time when this Agreement could have been terminated pursuant to Section 6.1(h) or Section 6.1(j)) and: (i) at or prior to the Parent Stockholder Meeting (in the case of a termination pursuant to Section 6.1(h)), or at or prior to the time of the applicable breach by Parent (in the case of a termination pursuant to or Section 6.1(j)), any Person shall have publicly announced an intention to make a Parent Acquisition Proposal, or a Parent Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five Business Days prior to date of the Parent Stockholder Meeting, in the case of a termination pursuant to Section 6.1(h), or the time of such breach, in the case of a termination pursuant to Section 6.1(j); and (ii) on or prior to the date that is 12 months following the termination of this Agreement, either (A) a Parent Acquisition Transaction is consummated or (B) a definitive agreement relating to a Parent Acquisition Transaction is entered into by Parent and the transaction contemplated thereby is subsequently consummated (it being understood that, for purposes of this clause “(B),” each reference to 20% in the definition of “Parent Acquisition Transaction” in Exhibit A shall be deemed to be a reference to 50%), then, within two Business Days after the consummation of such Parent Acquisition Transaction, Parent shall cause to be paid to the Company the Termination Fee.

(e) Any Termination Fee due and payable by the Company under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee shall be payable by the Company only once and not in duplication even though the Termination Fee may be payable by the Company under one or more provisions hereof. If the Company fails to pay the Termination Fee when due and payable by the Company, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and the Company shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by Parent to collect payment. In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay to Parent the Termination Fee, Parent and Acquisition Subs may, in their sole discretion (i) seek specific performance pursuant to Section 7.11, (ii) withdraw any claim for specific performance and require the Company to pay the Termination Fee if Parent is entitled to payment of the Termination Fee under this Section 6.3 or (iii) if Parent and Acquisition Subs are unable for any reason to obtain specific performance, require the Company to pay the Termination Fee if Parent is entitled to payment of the Termination Fee under this Section 6.3.    The parties agree that if the Termination Fee becomes payable by, and is paid by, the Company, then such Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with this Agreement, and in no event will Parent or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein shall relieve any party from satisfying any claim in law or equity or from any liability, in each case arising from fraud or any Willful Breach of this Agreement that is material.

(f) Any Termination Fee due and payable by Parent under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, the Termination Fee shall be payable by Parent only once and not in duplication even though a termination fee may be payable by Parent under one or more provisions hereof. If Parent fails to pay the Termination Fee when due and payable by Parent, then Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and Parent shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by the Company to collect payment. In any circumstance where performance by Parent and Acquisition Subs of their respective obligations under this Agreement would relieve Parent of its obligation to pay to the Company the Termination Fee, the Company may, in its sole discretion (i) seek specific performance pursuant to Section 7.11, (ii) withdraw any claim for specific performance and require Parent to pay the Company the Termination Fee if the Company is entitled to payment of the Termination Fee under this Section 6.3 or (iii) if the Company is unable for any reason to obtain specific performance, require Parent to pay the Termination Fee to the Company if the Company is entitled to payment of the Termination Fee under this Section 6.3; provided that, in the event the Company terminates this Agreement pursuant to Section 6.1(e)(iii) and the Company requires Parent to pay the Termination Fee, receipt of the Termination Fee shall be the Company’s sole and exclusive remedy for damages against Parent, each Acquisition Sub and their respective Affiliates and its and their Representatives for the matters set forth in Section 6.1(e)(iii). The parties agree that if the Termination Fee becomes payable by, and is paid by, Parent, then such Termination Fee shall be the Company’s sole and exclusive remedy for damages against Parent, each Acquisition Sub and their respective Affiliates and its and their Representatives in connection with this Agreement, and in no event will the Company or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein (other than as provided herein with respect to the matters set forth in Section 6.1(e)(iii)) shall relieve any party from satisfying any claim in law or equity or from any liability, in each case arising from fraud or any Willful Breach of this Agreement that is material.

(g) Each of the parties hereto acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the recipient in the circumstances in which the Termination Fee is due and payable and which do not involve fraud or Willful Breach of this Agreement by the other party, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision. Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement.

ARTICLE VII. MISCELLANEOUS PROVISIONS

Section 7.1 Amendment. This Agreement may be amended at any time prior to the First Effective Time (whether before or after receipt of the Required Company Stockholder Vote or the Required Parent Stockholder Vote) by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that: (a) after the Required Parent Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or rule or regulation of Nasdaq requires further approval of the stockholders of Parent without the further approval of such stockholders; and (b) after the Required Company Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company without the further approval of such stockholders, provided, further, that any amendment, modification, waiver, supplement or change of Section 4.14(a), Section 6.3(e), Section 6.3(f), this proviso of Section 7.1, Section 7.4(d), Section 7.5(b), Section 7.5(c) and Section 7.13 (in each case, solely to the extent that such provision relates to the Debt Financing Sources Related Parties), and including, in each case, the definitions of defined terms used therein, that is, in each case, adverse to the interests of the Debt Financing Sources Related Parties, will not be effective against the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.2 Waiver.

(a) Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Section 7.3 No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the First Effective Time, except that this Section 7.3 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the First Effective Time.

Section 7.4 Entire Agreement; Non-Reliance; Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, and the Non-Disclosure Agreement, constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in ARTICLE II: (i) Parent and each Acquisition Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of Parent, either Acquisition Sub or any Parent Subsidiary or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with each of Parent and each Acquisition Sub’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in ARTICLE II, and that no Representative of the Company or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, Parent and each Acquisition Sub acknowledge and agree that (x) the Company has not made and is not making any representations or warranties whatsoever regarding, (y) neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Acquisition Subs or their respective Representatives or Affiliates or any other Person resulting from Parent’s, each Acquisition Sub’s or their Representatives’ or Affiliates’ use of, and (z) none of Parent, the Parent Subsidiaries or any of their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or either Acquisition Sub or to any of their Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Subsidiary of the Company or the future business and operations of the Company or any Subsidiary of the Company or (B) oral or written information made available to Parent or Parent’s Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(c) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in ARTICLE III: (i) the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of the Company, the Company Subsidiaries or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with the Company’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in ARTICLE III, and that no Representative of Parent or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, the Company acknowledges and agrees that (x) Parent has not made and is not making any representations or warranties whatsoever regarding, (y) none of Parent, either Acquisition Sub nor any other Person will have or be subject to any liability or other obligation to the Company or their Representatives or Affiliates or any other Person resulting from the Company’s or their Representatives’ or Affiliates’ use of and (z) none of the Company, the Company Subsidiaries or any of their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to any of its Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or any Subsidiary of Parent or the future business and operations of Parent or any Subsidiary of Parent or (B) any oral or written information made available to the Company or the Company’s Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(d) Parent, the Company and each Acquisition Sub agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and each Acquisition Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.7; provided that Section 4.14(a), Section 6.3(e), Section 6.3(f), the second proviso to the first sentence of Section 7.1, this Section 7.4(d), Section 7.5(b), Section 7.5(c) and Section 7.13 shall (solely to the extent that any such provision relates to the Debt Financing Sources Related Parties) be for the benefit of, and enforceable by, the Debt Financing Sources Related Parties. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(e) Notwithstanding the foregoing, nothing in this Section 7.4 shall restrain, limit, restrict or prohibit any claim based on fraud.

Section 7.5 Applicable Law; Jurisdiction.

(a) This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto: (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR THE DEBT COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO). Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.5.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and irrevocably agrees, all disputes against the Debt Financing Sources Related Party in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the Transactions, whether in contract, tort or otherwise, will be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed entirely within the State, without regard to conflict of law principles that would result in the application of any Law other than the Law of the State of New York. Each of the parties agrees that it will not bring or support any suit, action or Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 7.5(a) mutatis mutandis but with respect to the courts specified in this Section 7.5(c).

Section 7.6 Payment of Expenses. Whether or not the Mergers are consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby provided, however, that Parent shall pay all filing fees and printing and mailing costs for the Joint Proxy Statement/Prospectus.

Section 7.7 Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Except for the provisions of Section I (which, from and after the First Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the First Effective Time and holders of Company Options) and Section 4.13 (which, from and after the First Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), nothing in this Agreement (including Section 4.11), express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

Section 7.8 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the party to be notified if received prior to 6:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; (b) when sent if sent by email to the party to be notified if received prior to 6:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; provided, however, that notice given by email shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 7.8 and (ii) either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 7.8 or (B) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 7.8; or (c) when delivered if sent by a courier (with confirmation of delivery) if received prior to 5 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; in each case to the Party to be notified at the following address:

if to Parent or Acquisition Subs:

Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

Attn: Kenneth Reali, Chief Executive Officer

E-mail: kenneth.reali@bioventusglobal.com

with a copy (which shall not constitute notice) to:

Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

Attention: Anthony D’Adamio

Email:    tony.dadamio@bioventus.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Charles Ruck; Mark Bekheit

Email:     charles.ruck@lw.com;

        mark.bekheit@lw.com

if to the Company:

Misonix, Inc.

1938 New Highway

Farmingdale, New York

Attention: Chief Financial Officer

Email:     jdwyer@misonix.com

with a copy (which shall not constitute notice) to:

Jones Day

250 Vesey Street

New York, NY 10281-1047

Attention: Jonn R. Beeson; Randi Lesnick

Email:     jbeeson@jonesday.com; rclesnick@jonesday.com

Section 7.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 7.10 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 7.11 Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent, either Acquisition Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain: (i) an Order of specific performance to enforce the observance and performance of such covenant; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In no event will the Company, any of the Company’s Subsidiaries or any of their respective Representatives be entitled to specific performance or any other enforcement of Parent’s or any Acquisition Sub’s obligations under this Agreement to cause the Debt Financing to be funded (or to themselves directly cause the Debt Financing to be funded under the Debt Commitment Letter or otherwise).

Section 7.12 Disclosure Schedules.

(a) The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of ARTICLE II and, as applicable, ARTICLE IV. Any information set forth in any subsection of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of the Company Disclosure Schedule as though fully set forth in such other subsections (whether or not specific cross-references are made) to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

(b) The Parent Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of ARTICLE III and, as applicable, ARTICLE IV. Any information set forth in any subsection of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of the Parent Disclosure Schedule as though fully set forth in such other subsections (whether or not specific cross-references are made) to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule. The information set forth in the Parent Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

Section 7.13 Non-Recourse. In no event will the Company, any of the Company’s Subsidiaries or any of their respective Representatives (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any of the Debt Financing Sources Related Parties or (ii) seek to enforce the commitments contained in the Debt Commitment Letter against, make any claims for breach of the commitments contained in the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Debt Financing Sources Related Parties for any reason, including in connection with the Debt Financing or the obligations of the Debt Financing Sources Related Parties thereunder. The Company, on behalf of itself and the Company Subsidiaries and its and their respective Representatives, hereby waives any and all claims and causes of action (whether in contract or in tort, in law or in equity) against the Debt Financing Sources Related Parties that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letter or the Debt Financing. Nothing in this Section 7.13 will in any way limit or qualify the obligations and liabilities of the parties hereto to each other or in connection with, or otherwise restrict the Parent or any of its Affiliates from enforcing its rights under, the Debt Commitment Letter.

Section 7.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.

(d) For purposes of this Agreement, any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder, and any reference to a Legal Requirement in this Agreement shall only be a reference to such Legal Requirement as of the date of this Agreement.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(f) All references in this Agreement to “$” are intended to refer to United States dollars.

(g) The table of contents and headings to this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

[Remainder of page intentionally left blank]

Parent, Acquisition Sub I and Acquisition Sub II have caused this Agreement to be executed as of the date first written above.

BIOVENTUS INC.
a Delaware corporation

By:	/s/ Ken Reali
Name:	Ken Reali
Title:	Chief Executive Officer

OYSTER MERGER SUB, INC.
a Delaware corporation

By:	/s/ Anthony D’Adamio
Name:	Anthony D’Adamio
Title:	President and Secretary

OYSTER MERGER SUB LLC
a Delaware limited liability company

By:	/s/ Anthony D’Adamio
Name:	Anthony D’Adamio
Title:	Authorized Person

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

The Company has caused this Agreement to be executed as of the date first written above.

MISONIX, INC.
a Delaware corporation

By:	/s/ Joseph P. Dwyer
Name:	Joseph P. Dwyer
Title:	Chief Financial Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquisition Subs” shall have the meaning set forth in the Preamble.

A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with this Exhibit A and each of the other Schedules and Exhibits hereto, as such Agreement and Plan of Merger (including this Exhibit A and the other Schedules and Exhibits hereto) may be amended from time to time.

“Anti-Corruption Laws” shall have the meaning set forth in Section 2.14(a).

“Antitrust Laws” shall have the meaning set forth in Section 4.7(a).

“Assumed Company Option” shall have the meaning set forth in Section 1.9(a).

“Average Company Stock Price” shall mean the average of the daily volume weighted average trading prices per share of Company Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five consecutive Company Trading Days ending on (and including) the Company Trading Day that is three Company Trading Days prior to the date of the First Effective Time.

“Average Parent Stock Price” shall mean the average of the daily volume weighted average trading prices per share of Parent Class A Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the First Effective Time.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which the SEC or banking institutions in the City of New York are authorized or required by Legal Requirements to be closed.

“BV Opco” shall have the meaning set forth in Section 6.1(e).

“CapEx Budget” shall have the meaning set forth in Section 4.1(a)(xiii).

“Cash Election Consideration” shall have the meaning set forth in Section 1.5(a)(ii)(A).

“Cash Election Shares” shall have the meaning set forth in Section 1.5(a)(ii)(A).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 4.11(c).

“Company Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Affiliates) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Mergers) involving:

(a) any merger, consolidation, amalgamation, business combination, joint venture, reorganization or other similar transaction involving the Company;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of the Company; or (ii) in which the Company or any of the Company Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of the Company (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of 20% or more of the consolidated assets (including equity securities of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Company Subsidiary) that constitute or account for 20% or more of the consolidated net revenues or net income of the Company and the Company Subsidiaries, taken as a whole;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 20% or more of the outstanding voting power of the Company; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company or of the consolidated net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, involved is 20% or more.

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 2.4.

“Company Book-Entry Shares” shall have the meaning set forth in Section 1.10(b).

“Company Capitalization Date” shall have the meaning set forth in Section 2.3(c).

“Company Change in Recommendation” shall have the meaning set forth in Section 4.5(b).

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as the Company, pursuant to Section 4001(a)(14).

“Company Credit Facilities” means, collectively, (x) that certain Loan and Security Agreement, dated as of December 26, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Silicon Valley Bank, the Company and certain of affiliates of the Company and (y) that certain Amended and Restated Credit Agreement, dated as of September 27, 2019 (as amended, restated, supplemented or otherwise modified from time to time), by and among SWK Holdings Corporation, the Company and certain affiliates of the Company.

“Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section II.

“Company Equity Agreements” shall mean the Company Equity Plans (together with all grant agreements evidencing the Company Options).

“Company Equity Plans” shall mean the Company’s 2005 Employee Equity Incentive Plan, 2009 Employee Equity Incentive Plan, 2009 Non-Employee Director Stock Option Plan, 2012 Employee Equity Incentive Plan, 2012 Non-Employee Director Stock Option Plan, 2014 Employee Equity Incentive Plan, and 2017 Equity Incentive Plan, each as amended.

“Company ESPP” shall mean the Company’s Employee Stock Purchase Plan.

“Company Fairness Opinion” shall have the meaning set forth in Section 2.24.

“Company Financial Advisor” shall have the meaning set forth in Section 2.24.

“Company Intervening Event” shall have the meaning set forth in Section 4.5(d).

“Company IP” shall mean all Intellectual Property owned by the Company or any Company Subsidiary.

“Company IP Licenses” shall have the meaning set forth in Section 2.9(h).

“Company Material Adverse Effect” shall mean any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Company Material Adverse Effect: (A) general economic, political, business, financial or market conditions affecting the industry in which the Company and the Company Subsidiaries operate; (B) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism); (C) any pandemic (including the continuation or worsening of the COVID-19 pandemic), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (D) any failure by the Company or any of the Company Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Company Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect); (E) the public announcement or pendency of the Mergers and the other transactions contemplated hereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees (provided that this clause (E) shall not apply to (x) any representation or warranty in Section 2.6 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers or (y) any action or omission by the Company, any Company Subsidiary or their respective Representatives in order to comply with the Company’s obligations under Section 4.1(a)); (F) changes in applicable Legal Requirements (including COVID-19 Measures) or the interpretation thereof; (G) changes in GAAP or any other applicable accounting standards or the interpretation thereof; (H) any action expressly required to be taken by the Company pursuant to the terms of this Agreement or at the express written direction or consent of Parent or the Acquisition Subs; (I) any claims, suits, actions or Legal Proceedings arising from allegations of breach of fiduciary duty or violation of Law or otherwise relating to this Agreement or the transactions contemplated by this Agreement; or (J) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its Affiliates; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on the Company and the Company Subsidiaries as compared to other participants that operate in the industry in which the Company and the Company Subsidiaries operate.

“Company Options” shall mean options to purchase shares of Company Common Stock from the Company.

“Company Permits” shall have the meaning set forth in Section 2.12(b).

“Company Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Company Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by the Company and the Company Subsidiaries and (g) Liens arising under any Company indentures or the Company’s existing credit facility (or any replacement or refinancing thereof in accordance with this Agreement).

“Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which the Company or any Company Subsidiary maintains for the benefit of its current or former employees.

“Company Preferred Stock” shall have the meaning set forth in Section 2.3(a).

“Company Products” shall mean any and all products and services that are or have been since January 1, 2019 marketed, offered, sold, licensed, provided, manufactured, packaged, distributed or supported by the Company or any Company Subsidiary.

“Company Registered IP” shall have the meaning set forth in Section 2.9(a).

“Company Representation Letter” shall have the meaning set forth in Section 4.12(c).

“Company Restricted Stock” shall mean shares of Company Common Stock subject to vesting conditions based on continuing service, based on performance, or based on both continuing service and performance.

“Company SEC Documents” shall have the meaning set forth in Section 2.7(a).

“Company Stock Certificates” shall have the meaning set forth in Section 1.10(b).

“Company Stockholder Meeting” shall have the meaning set forth in Section 4.5(a).

“Company Subsidiary” shall mean any direct or indirect -Subsidiary of the Company.

“Company Superior Proposal” shall mean any bona fide, unsolicited written Company Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of the Company, or (ii) 50% or more of the outstanding total voting power of the equity securities of the Company; and (b) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Company Board reasonably considers in good faith to be appropriate and relevant, including the financial, legal, timing, likelihood of consummation, confidentiality, regulatory, financing and other aspects of such Company Acquisition Proposal, would be more favorable to the holders of shares of Company Common Stock from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement that if accepted by the Company would be legally binding on Parent in response to such Company Acquisition Proposal pursuant to Section 4.5).

“Company Superior Proposal Notice” shall have the meaning set forth in Section 4.5(c).

“Company Trading Day” shall mean a day on which shares of Company Common Stock are traded on Nasdaq.

“Continuing Employee” shall have the meaning set forth in Section 4.11(a).

“Contract” shall mean any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, guaranty, security agreement, franchise or other legally binding instrument, commitment or obligation, whether oral or in writing, excluding any permits, in each case, that is legally binding.

“COVID-19” means SARS-CoV-2, COVID-19, any evolutions or mutations of the virus and illness, and any related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“D&O Policy” shall have the meaning set forth in Section 4.13(b).

“Data Protection Laws” means all Legal Requirements (including any applicable Legal Requirements of jurisdictions where personal information is collected) governing the privacy or security of personal information, including, to the extent applicable: HIPAA, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Computer Fraud and Abuse Act, state social security number protection applicable laws, state data security laws, state data breach notification applicable laws, state consumer protection laws, any applicable Legal Requirements concerning requirements for website and internet-connected device privacy policies and practices, data or web scraping, call or electronic monitoring or recording of any outbound communications, the Data Protection Act 2018, the Data Protection Act 1998 and all other applicable national Laws and secondary legislation implementing European Directive 95/46/EC, the General Data Protection Regulation (EU) 2016/679 (“GDPR”) and all applicable national Legal Requirements implementing or supplementing the GDPR and all related national Laws and secondary legislation, the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426), all other applicable Laws and secondary legislation implementing European Directive 2002/58/EC, and any other laws applicable to the collection, storage or processing of personal information.

“Debt Commitment Letter” shall have the meaning set forth in Section 3.15(a).

“Debt Financing” shall have the meaning set forth in Section 3.15(a).

“D&O Policy” shall have the meaning set forth in Section 4.13(b).

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described therein, or replacement debt financings, in connection with the transactions contemplated hereby, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, and their respective successors and assigns.

“Debt Financing Sources Related Party” means the Debt Financing Sources together with their respective Affiliates, and the respective directors, officers, employees, agents, advisors, other Representatives and successors of each of the foregoing and their respective Affiliates.

“Delaware Secretary of State” shall have the meaning set forth in Section 1.2.

“DGCL” shall have the meaning set forth in the Recitals.

“DTC” shall mean The Depository Trust Company.

“Elected Cash Consideration” shall have the meaning set forth in Section 1.7(a).

“Election Deadline” shall have the meaning set forth in Section 1.15(b).

“Election Form” shall have the meaning set forth in Section 1.15(a).

“Election Period” shall have the meaning set forth in Section 1.15(b).

“End Date” shall have the meaning set forth in Section 6.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, exposure to or release of, or the management of any hazardous materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.12(a).

“Exchange Fund” shall have the meaning set forth in Section 1.12(a).

“Excluded Shares” shall have the meaning set forth in Section 1.5(a)(i).

“Export Approvals” shall have the meaning set forth in Section 2.12(c).

“Export Control Laws” shall mean (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“Financing Conditions” shall have the meaning set forth in Section 3.13(b).

“First Certificate of Merger” shall have the meaning set forth in Section 1.2.

“First Effective Time” shall have the meaning set forth in Section 1.2.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” shall mean United States generally accepted accounting principles.

“General Enforceability Exception” shall have the meaning set forth in Section 2.4.

“Generally Available Software” means generally, commercially available off-the-shelf software and (i) is used in the general operation of the business but is not material to the Company or any of the Company Subsidiaries, and (ii) has not been modified or customized for the Company or any of the Company Subsidiaries.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

“Government Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Entity, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Entity, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Entity (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Government Programs” means any foreign, federal, or state healthcare program, including the U.S. federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Title XVIII (“Medicare”) and Title XIX

(“Medicaid”) of the Social Security Act, CHAMPUS, TRICARE and any other federal health care program, as defined in 42 U.S.C. § 1320a-7b(f), any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5 or State health care program, as defined in 42 U.S.C. § 1320a-7(h), or successor programs to any of the above.

“Governmental Authorization” shall mean any franchise, grants, easement, variance, exception, consent, certificate, approval, clearance, permission, permit, license, registration, qualification or authorization granted by any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or Notified Body.

“Harmful Code” shall have the meaning set forth in Section 2.9(h).

“HCT/Ps” shall have the meaning set forth in Section 2.6(b).

“Healthcare Regulatory Authority” shall have the meaning set forth in Section 2.6(b).

“Healthcare Regulatory Authorizations” means any Governmental Authorizations required by the Company or any of the Company Subsidiaries to conduct its respective business under applicable Healthcare Laws, including without limitation, any such Governmental Authorizations required for the testing, manufacturing, marketing, promotion, sale, distribution, packaging, storage, export or import, of any Company Product.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and all regulations promulgated thereunder, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), and the Security Standards (45 C.F.R. Parts 160, 162 and 164), as amended by the HITECH Act, the final HIPAA/HITECH Omnibus Rules published by the U.S. Department of Health and Human Services on January 25, 2013, and as otherwise may be amended from time to time.

“HITECH Act” means the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations, including 42 C.F.R. §§ 412, 413, 422 and 495, as amended by the HIPAA Omnibus Rule, issued on January 25, 2013, effective as of March 26, 2013.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-Bound Licenses” shall have the meaning set forth in Section 2.9(h).

“Indemnified Parties” shall have the meaning set forth in Section 4.13(a).

“Initial Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Intellectual Property” shall mean any and all past, present and future common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, industrial designs and design patents, and similar or equivalent rights in inventions and designs, and all intellectual property rights therein provided by international treaties and conventions, including all divisions, continuations, continuations-in-part, reissues, renewals, re-examinations, provisionals and extensions thereof (“Patents”); (ii) trademarks, service marks, trade dress, trade names, company names, logos and other designations of origin, together with any registrations, applications for registration, renewals, and extensions thereof, and the goodwill associated with any of the foregoing (“Marks”);

(iii) URL and domain name registrations, uniform resource locators, and Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (iv) copyrights and any other equivalent rights in works of authorship (including intellectual property rights in Software as a work of authorship), whether registered or unregistered, moral rights, and any other rights of authors, and any registrations and applications for registration thereof (“Copyrights”); (v) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. § § 901-914) and any other intellectual property right in semiconductor topology or mask works, and any registration therefore (“Mask Work Rights”) (vi) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, including any ideas, formulas, compositions, inventions (whether patentable or not and however documented), processes, techniques, specifications, business plans, proposals, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material or other similar information, in each case, excluding any of the foregoing that comprise or are protected by issued Patents or published Patent applications (“Trade Secrets”); (vii) all claims and causes of actions arising out of or related to any past, current or future infringement or misappropriation of any of the foregoing; and (viii) other similar or equivalent intellectual property rights anywhere in the world.

“Intended Tax Treatment” shall have the meaning set forth in Section 4.12(a).

“IRS” shall mean the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting and to Parent’s stockholders in connection with the Parent Stockholder Meeting.

“knowledge of the Company” or “the Company’s knowledge” shall mean the current actual knowledge, after inquiry of direct reports reasonably likely to have knowledge of the applicable subject matter, of the individuals listed in Part “Definitions” of the Company Disclosure Schedule.

“knowledge of Parent” shall mean the current actual knowledge, after inquiry of director reports reasonably likely to have knowledge of the applicable subject matter, of the individuals listed in Part “Definitions” of the Parent Disclosure Schedule.

“Legal Proceeding” shall mean any legal or administrative proceeding (including before the United States Patent and Trademark Office or the Patent Trial and Appeal Board), lawsuit, arbitration, mediation, court action, or other proceeding before any court or public or private body or tribunal or other Governmental Entity.

“Legal Requirement” shall mean any law (including common law), statute, ordinance, rule regulation, judgment, order, injunction, decision, decree, guidance, ruling, administrative or judicial doctrine, or requirement of any Governmental Entity, including but not limited to the Anti-Corruption Laws as defined herein.

“Letter of Transmittal” shall have the meaning set forth in Section 1.12(b).

“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer in respect of such property or asset, but excluding, with respect to Intellectual Property, licenses. A Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean that such information, document or material was: (a) uploaded to the virtual data room maintained by the Company in connection with the transactions contemplated by the Agreement, (b) publicly filed with the SEC or (c) otherwise delivered to Parent or its Representatives (with receipt thereof confirmed by Parent or its Representatives). Any statement in the Agreement to the effect that any information, document or other material has been “made available” by Parent shall mean that such information, document or material was: (i) uploaded to the virtual data room maintained by Parent in connection with the transactions contemplated by the Agreement (ii) publicly filed with the SEC or (iii) otherwise delivered to the Company or its Representatives (with receipt thereof confirmed by the Company or its Representatives).

“Mailing Date” shall have the meaning set forth in Section 1.15(a).

“Material Contract” shall have the meaning set forth in Section 2.11.

“Maximum Annual Premium” shall have the meaning set forth in Section 4.13(b).

“Maximum Cash Amount” shall mean an amount equal to the product of $10.50 multiplied by the aggregate number of shares of Company Common Stock issued and outstanding as of 5:00 p.m., New York Time on the Election Deadline.

“Medical Devices Directive” shall mean Directive 93/42/EEC.

“Medical Devices Regulation” shall mean Regulation (EU) 2017/45.

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.5(a)(ii).

“Most Recent Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the year ended June 30, 2020 (filed with the SEC on September 3, 2020).

“Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of March 31, 2021.

“Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of April 3, 2021.

“Nasdaq” shall have the meaning set forth in Section 2.7(e).

“No Election Shares” shall have the meaning set forth in Section 1.5(a)(ii)(C).

“No Election Value” shall have the meaning set forth in Section 1.7(b)(ii).

“Non-Budgeted Capital Expenditure” shall have the meaning set forth in Section 4.1(a)(xiii).

“Non-Disclosure Agreement” shall mean that certain non-disclosure agreement, dated as of June 2, 2021, by and between the Company and Parent.

“Non-DTC Book-Entry Share” shall have the meaning set forth in Section 1.12(c).

“Notified Body” means an independent conformity assessment body designated in accordance with the Medical Devices Regulation or the Medical Devices Directive.

“OFAC” shall mean the U.S. Department of Treasury, Office of Foreign Assets Control.

“Option Exchange Ratio” means the quotient (rounded to the 4th decimal place) obtained by dividing (i) the Average Company Stock Price by (ii) the Average Parent Stock Price (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

“Organizational Documents” shall mean, with respect to any Entity: (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; and (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended.

“Out-Bound Licenses” shall have the meaning set forth in Section 2.9(h).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates) contemplating or otherwise relating to any Parent Acquisition Transaction.

“Parent Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Mergers) involving:

(a) any merger, consolidation, amalgamation, business combination, joint venture, reorganization or other similar transaction involving Parent;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of Parent; or (ii) in which Parent or any Parent Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of Parent (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of 20% or more of the consolidated assets (including equity securities of the Parent Subsidiaries) of Parent and the Parent Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of Parent) that constitute or account for 20% or more of the consolidated net revenues or net income of Parent and the Parent Subsidiaries, taken as a whole;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 20% or more of the outstanding voting power of Parent; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of Parent or of the consolidated net revenues, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, involved is 20% or more.

“Parent Board” shall mean the board of directors of Parent.

“Parent Board Recommendation” shall have the meaning set forth in Section 3.4(a).

“Parent Capitalization Date” shall have the meaning set forth in Section 3.3(a).

“Parent Change in Recommendation” shall have the meaning set forth in Section 4.6(b).

“Parent Class A Common Stock” shall mean the Class A common stock, par value $0.01 per share, of Parent.

“Parent Class B Common Stock” shall have the meaning set forth in Section 3.3(a).

“Parent Common Stock” shall have the meaning set forth in Section 3.3(a).

“Parent Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as Parent, pursuant to Section 4001(a)(14).

“Parent Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section III.

“Parent Equity Agreements” shall mean the agreements pursuant to which outstanding awards are granted under the Parent Equity Plan.

“Parent Equity Plan” shall mean the 2004 Equity Incentive Plan of Parent, as amended and restated from time to time.

“Parent ESPP” shall mean Parent’s 2021 Employee Stock Purchase Plan.

“Parent Fairness Opinion” shall have the meaning set forth in Section 3.17.

“Parent Financial Advisor” shall have the meaning set forth in Section 3.20.

“Parent Intervening Event” shall have the meaning set forth in Section 4.6(d).

“Parent IP” shall have the meaning set forth in Section 3.18(a).

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Parent Material Adverse Effect: (A) general economic, political, business, financial or market conditions affecting the industry in which Parent and the Parent Subsidiaries operate; (B) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism); (C) any pandemic (including the continuation or worsening of the COVID-19 pandemic), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (D) any failure by Parent or any of the Parent Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Parent Class A Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect); (E) the public announcement or pendency of the Mergers and the other transactions contemplated hereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees, (provided that this clause (E) shall not apply to (x) any representation or warranty in Section 3.6 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers or (y) any action or omission by Parent, any Parent Subsidiary or their respective Representatives in order to comply with Parent’s obligations under Section 4.1(b)); (F) changes in applicable Legal Requirements (including COVID-19 Measures) or the interpretation thereof; (G) changes in GAAP or any other applicable accounting standards or the interpretation thereof; or (H) any action expressly required to be taken by Parent pursuant to the terms of this Agreement or at the express written direction or consent of the Company; (I) any claims, suits, actions or Legal Proceedings arising from allegations of breach of fiduciary duty or violation of Law or otherwise relating to this Agreement or the transactions contemplated by this Agreement; or (J) any breach, violation or non-performance of any provision of this Agreement the Company or any of its Affiliates; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Parent Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on Parent and the Parent Subsidiaries as compared to other participants that operate in the industry in which Parent and the Parent Subsidiaries operate.

“Parent Options” shall mean options to purchase shares of Parent Class A Common Stock from Parent.

“Parent Permits” shall have the meaning set forth in Section 3.9(a).

“Parent Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) Liens, encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Parent Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by Parent and the Parent Subsidiaries; and (g) Liens arising under any Parent indentures or existing credit facility of Parent.

“Parent Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which Parent or any Parent Subsidiary maintains for the benefit of its employees or former employees.

“Parent Products” shall mean any and all products and services that are or have been since January 1, 2019 tested, marketed, offered, sold, licensed, provided, manufactured, packaged, distributed or supported by the Parent or any Parent Subsidiary, including any and all products and services currently under development by the Parent or any Parent Subsidiary.

“Parent Registered IP” shall have the meaning set forth in Section 3.18(a).

“Parent Representation Letter” shall have the meaning set forth in Section 4.12(c).

“Parent RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Class A Common Stock by Parent that are subject to vesting restrictions based on continuing service or based on performance.

“Parent SEC Documents” shall have the meaning set forth in Section 3.7(a).

“Parent Share Issuance” shall have the meaning set forth in Section 3.4(a).

“Parent Stockholder Meeting” shall have the meaning set forth in Section 4.6(a).

“Parent Subsidiary” shall mean any direct or indirect Subsidiary of Parent.

“Parent Superior Proposal” shall mean any bona fide, unsolicited written Parent Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than the Company) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of Parent, or (ii) 50% or more of the outstanding total voting power of the equity securities of the Parent; and (b) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Parent Board reasonably considers in good faith to be appropriate and relevant, including the financial, legal, timing, likelihood of consummation, confidentiality, regulatory, financing and other aspects of such Parent Acquisition Proposal would be more favorable to the holders of shares of Parent Common Stock from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement that if accepted by the Company would be legally binding on the Company in response to such Parent Acquisition Proposal pursuant Section 4.6).

“Parent Superior Proposal Notice” shall have the meaning set forth in Section 4.6(c)(ii).

“Parent Top Customer” shall mean a top ten customer of the Parent and the Parent Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Parent Top Distributor” shall mean a top five distributor of the Parent and the Parent Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Parent Top Supplier” shall mean a top five supplier of inventory or manufacturing services to the Parent and the Parent Subsidiaries, taken as a whole, based on expenditures during the 12 months ended March 31, 2021.

“Payoff Letters” shall have the meaning set forth in Section 4.19.

“Person” shall mean any individual or Entity.

“Personal Data” means any information that relates to, identifies, could reasonably be used to identify, or is otherwise identifiable with an individual, including any information relating to an identified or identifiable natural Person (an identifiable natural Person is one who can be identified directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person, and any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “Protected Health Information” or “personal information” under any applicable Data Protection Laws.

“Prohibited Person” shall mean any Person that is the target of Sanctions Laws, including (a) a Person that has been determined by a competent authority to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine); (c) any Person that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any Person organized or resident in a country or territory subject to comprehensive sanctions; (e) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or 50% or more of which is owned, directly or indirectly, by any such Person or Persons, or, where relevant under applicable Sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons; or (f) any Person that has been designated on any similar list or Order published by a Governmental Entity in the United States.

“Protected Health Information” means individually identifiable health information transmitted or maintained by a covered entity or its business associates in any form or medium as defined at 45 C.F.R. § 160.103.

“Registered IP” shall mean all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property, in each case of (a) through (f) that are registered with, issued by or applied for by or with any Governmental Entity (or, in the case of domain name registrations, other public or quasi-public legal authorities such as domain name registrars).

“Relevant Legal Restraint” shall have the meaning set forth in Section 5.1(e).

“Representation Letters” shall have the meaning set forth in Section 4.12(c).

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.5.

“Required Information” means the financial statements regarding the Company and the Company Subsidiaries that are necessary to satisfy the condition set forth in Paragraph 5 of Exhibit C (Conditions Annex) to the Debt Commitment Letter as in effect on the date hereof.

“Required Parent Stockholder Vote” shall have the meaning set forth in Section 3.5.

“Sanctions Laws” shall mean applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Governmental Entities, including those administered by OFAC or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shortfall Amount” shall have the meaning set forth in Section 1.7(b).

“Software” shall mean any computer software, programs and databases in any applicable form, including object code, source code, firmware and embedded versions thereof tools, assemblers, applets, compilers, application programming interfaces, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Stock Election Consideration” shall have the meaning set forth in Section 1.5(a)(ii)(B).

“Stock Election Shares” shall have the meaning set forth in Section 1.5(a)(ii)(B).

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least 50% of the outstanding voting equity interests issued by such Entity.

“Tax Opinion Counsel” means Jones Day (or other nationally recognized tax counsel reasonably acceptable to the Company).

“Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.

“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Termination Fee” shall mean an amount in cash equal to $20,661,000.

“Top Customer” shall mean a top ten customer of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Top Distributor” shall mean a top five distributor of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Top Supplier” shall mean a top five supplier of inventory or manufacturing services to the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the 12 months ended March 31, 2021.

“Trading Day” shall mean a day on which shares of Parent Class A Common Stock are traded on Nasdaq.

“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).

“Willful Breach” means a breach that is the result of a willful or intentional act or failure to act where the breaching party knows, or would reasonably be expected to have known, that such act or failure to act is, or would reasonably be expected to result in, a breach.

Annex B

767 Fifth Avenue New York, NY 10153 T 212.287.3200 F 212.287.3201 pwpartners.com

July 29, 2021

The Board of Directors of Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

Members of the Board:

We understand that Bioventus Inc. (“Parent”), Oyster Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub I”), Oyster Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Acquisition Sub II”), and Misonix, Inc. (the “Company”), a Delaware corporation, propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Acquisition Sub I will merge with and into the Company, with the Company as the surviving corporation (the “First Merger”), and the Company, as the surviving corporation in the First Merger, will merge with and into Acquisition Sub II, with Acquisition Sub II as the surviving limited liability company (the “Second Merger,” and together with the First Merger, the “Mergers”), and each share of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company issued and outstanding immediately prior to the effective time of the First Merger, other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Merger Agreement (as to which we express no opinion), (i) $28.00 in cash (the “Cash Election Consideration,”) or (ii) 1.6839 shares of Class A Common Stock of Parent (the “Parent Class A Common Stock”) (such number of shares, the “Stock Election Consideration,” and the aggregate consideration described in clauses (i) and (ii), the “Merger Consideration”). The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Parent of the Merger Consideration to be paid by Parent pursuant to the Merger Agreement.

For purposes of the opinion set forth herein, we have, among other things:

1.

reviewed certain publicly available financial statements and other publicly available business and financial information with respect to the Company and Parent, including equity research analyst reports;

2.

reviewed certain publicly available financial forecasts relating to the business and financial prospects of the Company, derived from a consensus of selected equity research analysts that were identified by the Company’s management and discussed with us by the Company for use in our analysis, as adjusted by Parent management, and which forecasts were extrapolated by the management of Parent for certain fiscal years (the “Adjusted and Extrapolated Company Street Forecasts”) and approved for our use by Parent;

3.

reviewed certain publicly available financial forecasts relating to the business and financial prospects of Parent, derived from a consensus of selected equity research analysts that were identified by Parent’s management, as adjusted by the management of Parent (the “Adjusted Parent Street Forecasts”), and approved for our use by Parent;

4.

reviewed certain internal financial statements, analyses and/or other financial and operating data relating to the business of the Company and Parent, prepared by the management of the Company and the management of Parent, respectively;

5.	discussed the past and current business, operations, financial condition and prospects of the Company with representatives of the Company and Parent;

6.	discussed the past and current business, operations, financial condition and prospects of Parent with representatives of Parent;

7.	discussed with members of the senior managements of the Company and Parent their assessment of the strategic rationale for, and the potential benefits of, the Mergers;

8.

reviewed certain estimates as to the amount and timing of certain cost savings anticipated by the management of Parent to result from the consummation of the Mergers (the “Cost Savings”), as prepared by the management of Parent and approved for our use by Parent;

9.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;

10.	compared the financial terms of the Mergers with the publicly available financial terms of certain other transactions which we believe to be generally relevant;

11.	reviewed the historical trading prices for the Company Common Stock and the Parent Class A Common Stock;

12.	participated in discussions among representatives of the Company and Parent and their respective advisors;

13.	reviewed a draft of the Merger Agreement dated July 28, 2021 (the “Draft Merger Agreement”); and

14.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

For purposes of our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of Parent that such information does not contain any material omissions or misstatements of material fact. At your direction, we have relied on the Adjusted and Extrapolated Company Street Forecasts, the Cost Savings and the Adjusted Parent Street Forecasts. With respect to the Adjusted and Extrapolated Company Street Forecasts and the Cost Savings, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the matters covered thereby and we express no view as to the assumptions on which they are based. In that regard, we have been advised by you, and have assumed, with your consent, that the Adjusted and Extrapolated Company Street Forecasts and Cost Savings are a reasonable basis upon which to evaluate the future financial performance of the Company and we have used the Adjusted and Extrapolated Company Street Forecasts and Cost Savings in our analysis. We have further assumed, with your consent, that the Adjusted Parent Street Forecasts represent the best currently available estimates as to the matters covered thereby. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor any of their respective subsidiaries. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent. In addition, we have not evaluated the solvency of any party to the Merger Agreement, or the impact of the Mergers thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the final executed Merger Agreement will not differ from the Draft Merger Agreement reviewed by us in any respect material to our analysis, and that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement, without modification, waiver or delay in any respect material to our analysis. In addition, we have assumed that in connection with the receipt of all the necessary approvals for the Mergers, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits of the Mergers, in each case, in any way material to our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration to be paid by Parent pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other related document, the form, structure or financing of the Mergers or the likely timeframe in which the Mergers will be consummated. Nor do we express any opinion with respect to the allocation of the Cash Election Consideration and Stock Election Consideration among the holders of Company Common Stock. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Mergers, or any class of such persons, relative to the Merger Consideration or otherwise. We express no opinion as to the fairness of the Mergers to the holders of any other class of securities, creditors or other constituencies of Parent or the Company or as to the underlying decision by any person to engage in the Mergers or as to the relative merits of the Mergers compared to any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand Parent has received such advice as it deems necessary from qualified professionals.

We have acted as financial advisor to Parent with respect to the Mergers and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion (or would have become payable if we had determined that we were not able to render this opinion) and a significant portion of which is contingent upon the consummation of the Mergers. In addition, Parent has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

Except in connection with our engagement as financial advisory to Parent in connection with the Mergers, during the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates, on the one hand, and Parent, the Company or any of their respective affiliates, on the other hand, pursuant to which we or our affiliates have received or anticipate receiving compensation. However, Perella Weinberg Partners LP and its affiliates in the future may provide investment banking and other financial services to Parent and/or the Company and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of clients, in debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Parent, the Company or their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of Parent in connection with, and for the purposes of its evaluation of, the Mergers. This opinion is not intended to be and does not constitute a recommendation to any holder of Parent Class A Common Stock or any other person as to how such person should vote or otherwise act with respect to the proposed Mergers or any other matter. We express no opinion as to what the value of the Parent Class A Common Stock actually will be when issued or the prices at which the Company Common Stock or Parent Class A Common Stock will trade at any time. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Merger Consideration to be paid by Parent pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

Annex C

July 29, 2021

The Board of Directors

Misonix, Inc.

1938 New Highway

Farmingdale, NY 11735

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Misonix, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Bioventus Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of July 29, 2021 (the “Agreement”), among the Company, the Acquiror and the Acquiror’s subsidiaries, Acquisition Sub I (as defined in the Agreement) and Acquisition Sub II (as defined in the Agreement), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock (other than shares of Company Common Stock held in treasury or held directly by any Company subsidiary, the Acquiror or Acquisition Sub I, and the Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive, at the election of the holder of such shares of Company Common Stock, consideration per share equal to (i) $28.00 in cash (the “Cash Consideration”) or (ii) 1.6839 shares of the Acquiror’s Class A common stock, par value $0.01 per share (the “Acquiror Common Stock”), per share Company Common Stock (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (iii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror and the Acquisition Subs (as defined in the Agreement) in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, the Acquiror and Bioventus LLC, an affiliate of the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company in connection with its acquisition of Solsys Medical in September 2019, joint lead arranger and joint bookrunner on Bioventus LLC’s term loan and revolving line of credit in December 2019 and active bookrunner and stabilization agent on the Acquiror’s IPO in February 2021. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other

C-2

matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

C-3

4

Annex D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

1.

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

2.

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

3.

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

4.	[Repealed.]

c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e) and (g) of this section, shall apply as nearly as is practicable.

d)	Appraisal rights shall be perfected as follows:

1.

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

2.

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to § 253 or § 267 of this title.

h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation (or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In the case of an action or suit brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director or officer, of the corporation (or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

In accordance with DGCL, Article IX of Bioventus’ Amended and Restated Bylaws (the “Bioventus bylaws”) provides that Bioventus will indemnify and hold harmless, to the fullest extent permitted by the DGCL, any current or former director or officer of Bioventus who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Bioventus or, while serving as a director or officer of Bioventus, is or was serving at the request of Bioventus as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such proceeding. Notwithstanding the preceding sentence, subject to the Bioventus bylaws, Bioventus will be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized in the specific case by the Bioventus board.

Article IX further provides that Bioventus’ will have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law, any current or former employee or agent of Bioventus who was or is made or is threatened to be made a party or is otherwise involved in any proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of Bioventus or is or was serving at the request of Bioventus as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such proceeding.

Bioventus may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Bioventus, or is or was serving at the request of Bioventus as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not Bioventus would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated July 29, 2021, among Bioventus Inc., Oyster Merger Sub I, Inc., Oyster Merger Sub II, LLC and Misonix, Inc. (included as Annex A to the joint proxy statement/prospectus, which forms a part of this registration statement).

3.1	Amended and Restated Certificate of Incorporation of Bioventus Inc. (incorporated by reference to Exhibit 3.1 to Bioventus’ Current Report on Form 8-K, filed with the SEC on February 17, 2021).

3.2	Amended and Restated Bylaws of Bioventus Inc. (incorporated by reference to Exhibit 3.2 to Bioventus’ Current Report on Form 8-K, filed with the SEC on February 17, 2021).

4.1	Specimen Stock Certificate evidencing the shares of Class A common stock (incorporated by reference to Exhibit 4.1 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to Bioventus’ Annual Report on Form 10-K, filed with the SEC on March 26, 2021).

5.1*	Opinion of Latham & Watkins LLP.

8.1*	Opinion of Jones Day LLP regarding certain tax matters.

10.1	Tax Receivable Agreement, dated as of February 16, 2021, by and among Bioventus Inc., Bioventus LLC and its Members (incorporated by reference to Exhibit 10.2 to Bioventus’ Current Report on Form 8-K, filed with the SEC on February 17, 2021).

10.2	Registration Rights Agreement, dated February 16, 2021, by and among Bioventus Inc. and the Original LLC (incorporated by reference to Exhibit 10.3 to Bioventus’ Current Report on Form 8-K, filed with the SEC on February 17, 2021).

10.3	Second Amended and Restated Limited Liability Company Agreement of Bioventus LLC dated as of February 16, 2021 (incorporated by reference to Exhibit 10.1 to Bioventus’ Current Report on Form 8-K, filed with the SEC on February 17, 2021).

10.4	Stockholders Agreement, dated February 16, 2021, by and among Bioventus Inc., Bioventus LLC and the Principal Stockholders (incorporated by reference to Exhibit 10.4 to Bioventus’ Current Report on Form 8-K, filed with the SEC on February 17, 2021).

10.5†	Amended and Restated License Agreement, dated as of December 9, 2016, by and between Bioventus LLC, Q-Med AB and Nestlé Skin Health S.A. (incorporated by reference to Exhibit 10.5 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.6†	Amended and Restated Supply Agreement, dated as of December 9, 2016, by and between Bioventus LLC and Q-Med AB (incorporated by reference to Exhibit 10.6 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.7†	Exclusive License, Supply and Distribution Agreement, dated as of February 9, 2016, by and between IBSA Institut Biochimique SA (Switzerland) and Bioventus LLC (incorporated by reference to Exhibit 10.7 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.7(a)†	Amendment No. 1 to Exclusive License, Supply and Distribution Agreement, dated as of December 31, 2018, by and between IBSA Institut Biochimique SA (Switzerland) and Bioventus LLC (incorporated by reference to Exhibit 10.7(a) to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

Exhibit Number	Description

10.7(b)†	Amendment No. 2 to Exclusive License, Supply and Distribution Agreement, dated as of December 31, 2018, by and between IBSA Institut Biochimique SA (Switzerland) and Bioventus LLC (incorporated by reference to Exhibit 10.7(b) to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 4, 2021).

10.8†	Amended and Restated Exclusive Distribution Agreement No. 2 by and between Seikagaku Corporation and Bioventus LLC, effective December 22, 2020 (incorporated by reference to Exhibit 10.9 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.9	Option and Equity Purchase Agreement, dated as of July 15, 2020, among Bioventus LLC, CartiHeal (2009) Ltd., the Securityholders set forth on Schedule 1.01(a) thereto, each of the Securityholders from time to time party thereto and Elron Electronic Industries Ltd., in its capacity as the Securityholder Representative (incorporated by reference to Exhibit 10.10 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.10	Credit and Guaranty Agreement, dated as of December 6, 2019, among Bioventus LLC, Wells Fargo Bank, N.A., as administrative agent, and the lenders thereto (incorporated by reference to Exhibit 10.11 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.11#	Bioventus LLC Management Incentive Plan dated as of May 4, 2012 (incorporated by reference to Exhibit 10.12 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 4, 2021).

10.12#	Bioventus LLC Phantom Profits Interest Plan, as amended and restated (incorporated by reference to Exhibit 10.13 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.13#	Management Incentive Plan Award Agreement, dated as of December 2, 2013, by and between Bioventus LLC and Anthony P. Bihl III (incorporated by reference to Exhibit 10.14 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.14#	Phantom Profits Interest Plan Award Agreement, dated as of April 21, 2016, by and between Bioventus LLC and Anthony P. Bihl III (incorporated by reference to Exhibit 10.15 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.15#	Phantom Profits Interest Plan Award Agreement, dated as of September 17, 2018, by and between Bioventus LLC and Anthony P. Bihl III (incorporated by reference to Exhibit 10.16 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.16#	Phantom Profits Interests Plan Award Agreement, dated as of January 1, 2016, by and between Bioventus LLC and William A. Hawkins (incorporated by reference to Exhibit 10.17 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.17#	Phantom Profits Interests Plan Award Agreement, dated as of October 9, 2018, by and between Bioventus LLC and Susan M. Stalnecker (incorporated by reference to Exhibit 10.18 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.18#	Phantom Profits Interests Plan Award Agreement, dated as of June 25, 2020, by and between Bioventus LLC and Kenneth M. Reali (incorporated by reference to Exhibit 10.19 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.19#	Phantom Profits Interests Plan Award Agreement, dated as of April 4, 2016, by and between Bioventus LLC and Gregory O. Anglum (incorporated by reference to Exhibit 10.20 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

Exhibit Number	Description

10.20#	Phantom Profits Interests Plan Award Agreement, dated as of May 1, 2017, by and between Bioventus LLC and Gregory O. Anglum (incorporated by reference to Exhibit 10.21 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.21#	Phantom Profits Interests Plan Award Agreement, dated as of October 27, 2017, by and between Bioventus LLC and Gregory O. Anglum (incorporated by reference to Exhibit 10.22 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.22#	Phantom Profits Interests Plan Award Agreement, dated as of February 6, 2017, by and between Bioventus LLC and John E. Nosenzo (incorporated by reference to Exhibit 10.23 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.23#	Phantom Profits Interests Plan Award Agreement, dated as of September 17, 2018, by and between Bioventus LLC and John E. Nosenzo (incorporated by reference to Exhibit 10.24 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.24#	Phantom Profits Interests Plan Award Agreement, dated as of July 22, 2013, by and between Bioventus LLC and Alessandra Pavesio (incorporated by reference to Exhibit 10.25 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.25#	Phantom Profits Interests Plan Award Agreement, dated as of June 1, 2015, by and between Bioventus LLC and Alessandra Pavesio (incorporated by reference to Exhibit 10.26 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.26#	Phantom Profits Interests Plan Award Agreement, dated as of April 21, 2016, by and between Bioventus LLC and Alessandra Pavesio (incorporated by reference to Exhibit 10.27 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.27#	Phantom Profits Interests Plan Award Agreement, dated as of September 17, 2018, by and between Bioventus LLC and Alessandra Pavesio (incorporated by reference to Exhibit 10.28 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.28#	Phantom Profits Interests Plan Award Agreement, dated as of October 27, 2017, by and between Bioventus LLC and Anthony D’Adamio (incorporated by reference to Exhibit 10.29 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.29#	Phantom Profits Interests Plan Award Agreement, dated as of September 17, 2018, by and between Bioventus LLC and Anthony D’Adamio (incorporated by reference to Exhibit 10.30 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.30#	Director Offer Letter, dated as of December 11, 2015, by and between Bioventus LLC and William A. Hawkins (incorporated by reference to Exhibit 10.33 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.31#	Retention Letter, dated as of April 13, 2020, by and between Bioventus LLC and John E. Nosenzo (incorporated by reference to Exhibit 10.35 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.32#	Director Offer Letter, dated as of October 3, 2018, by and between Bioventus LLC and Susan M. Stalnecker (incorporated by reference to Exhibit 10.38 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.33#	Payout Agreement Letter, dated as of June 12, 2020, by and between Bioventus LLC and Anthony P. Bihl, III (incorporated by reference to Exhibit 10.41 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

Exhibit Number	Description

10.34#	Phantom Profits Interest Plan Award Agreement, dated as of June 25, 2020, by and between Bioventus LLC and Kenneth M. Reali (incorporated by reference to Exhibit 10.42 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.35	Option Letter, dated as of July 30, 2020, by and between Bioventus LLC and Kenneth M. Reali (incorporated by reference to Exhibit 10.43 to Bioventus’ Registration Statement on Form S-1, filed with the SEC on January 20, 2021).

10.36#	Bioventus Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.44 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 4, 2021).

10.37#	Bioventus Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.38#	Form of Notice of Stock Option Grant and Stock Option Agreement (incorporated by reference to Exhibit 10.47 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.39#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.48 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.40	Assignment and Assumption Agreement, dated as of February 9, 2021, by and between Bioventus Inc. and Bioventus LLC (incorporated by reference to Exhibit 10.50 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.41#	Bioventus Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.51 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.42#	Employment Agreement, dated as of February 9, 2021, by and among Bioventus Inc., Bioventus LLC and Kenneth Reali (incorporated by reference to Exhibit 10.52 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.43#	Employment Agreement, dated as of February 9, 2021, by and among Bioventus Inc., Bioventus LLC and Gregory O. Anglum (incorporated by reference to Exhibit 10.53 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.44#	Employment Agreement, dated as of February 9, 2021, by and among Bioventus Inc., Bioventus LLC and John E. Nosenzo (incorporated by reference to Exhibit 10.54 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.45#	Employment Agreement, dated as of February 9, 2021, by and among Bioventus Inc., Bioventus LLC and Anthony D’Adamio (incorporated by reference to Exhibit 10.55 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.46#	Employment Agreement, dated as of February 9, 2021, by and among Bioventus Inc., Bioventus LLC and Alessandra Pavesio (incorporated by reference to Exhibit 10.56 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.47#	Option Forfeiture Letter, dated as of February 3, 2021, by and between Bioventus LLC and Kenneth Reali (incorporated by reference to Exhibit 10.57 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 10, 2021).

10.48#	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.46 to Bioventus’ Registration Statement on Form S-1/A, filed with the SEC on February 4, 2021).

Exhibit Number	Description

10.49	Settlement Agreement, dated as of February 22, 2021, by and between the United States of America, acting through the United States Attorney’s Office for the Middle District of North Carolina and on behalf of the Office of Inspector General of the Department of Health and Human Services, and Bioventus LLC, through their authorized representatives (incorporated by reference to Exhibit 10.49 to Bioventus’ Annual Report on Form 10-K, filed with the SEC on March 26, 2021).

10.50	Agreement and Plan of Merger, dated as of March 30, 2021, by and among Bioventus LLC, Bioness Inc., Perseus Intermediate, Inc., Perseus Merger Sub, Inc., Alfred E. Mann Living Trust and Mann Group, LLC. (incorporated by reference to Exhibit 10.1 to Bioventus’ Current Report on Form 8-K, filed with the SEC on March 31, 2021).

21.1	List of Subsidiaries of Bioventus Inc. (incorporated by reference to Exhibit 21.1 Bioventus’ Annual Report on Form 10-K, filed with the SEC on March 26, 2021).

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm of Bioventus Inc.

23.2	Consent of Grant Thornton LLP, independent registered public accounting firm of Bioventus LLC.

23.3	Consent of PricewaterhouseCoopers LLP, former independent registered public accounting firm of Bioventus Inc.

23.4	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Misonix, Inc.

23.5*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.6*	Consent of Jones Day LLP (included in Exhibit 8.1).

24.1	Power of Attorney.

99.1	Consent of Perella Weinberg Partners LLC.

99.2	Consent of J.P. Morgan Securities LLC.

99.3	Consent of Stavros Vizirgianakis, to be named as director.

99.4	Consent of Patrick Beyer, to be named as director.

99.5	Form of Proxy Card for Special Meeting of Bioventus Inc.

99.6	Form of Proxy Card for Special Meeting of Misonix, Inc.

99.7	Form of Misonix Support Agreement, dated as of July 29, 2021, by and between Bioventus Inc. and the Misonix Supporting Stockholders (incorporated by reference to Exhibit 99.1 to Bioventus, Current Report on Form 8-K filed with the SEC on July 29, 2021).

99.8	Form of Bioventus Support Agreement, dated as of July 29, 2021, by and between Misonix, Inc. and the Bioventus Supporting Stockholders (incorporated by reference to Exhibit 99.2 to Bioventus, Current Report on Form 8-K filed with the SEC on July 29, 2021).

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The undersigned registrant hereby undertakes to provide a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Item 22. Undertakings

(a)

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

The undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and (iv) any other communication that is an offer in the offering made by the registrant to the purchaser.

(f)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h)

The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(j)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina on September 8, 2021.

Bioventus Inc.

By:	/s/ Kenneth M. Reali
Name: Kenneth M. Reali
Title: Chief Executive Officer and Director

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Bioventus Inc., hereby severally constitute and appoint Kenneth M. Reali and Gregory O. Anglum, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, this registration statement and any and all subsequent pre-effective and post-effective amendments to this registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Bioventus Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the U.S. Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kenneth M. Reali	Chief Executive Officer and Director	September 8, 2021
Kenneth M. Reali	(Principal Executive Officer)

/s/ Gregory O. Anglum	Senior Vice President and Chief Financial Officer	September 8, 2021
Gregory O. Anglum	(Principal Financial Officer and Principal Accounting Officer)

/s/ William A. Hawkins III	Chairman	September 8, 2021
William A. Hawkins III

/s/ Philip G. Cowdy Philip G. Cowdy	Director	September 8, 2021

/s/ Guido J. Neels Guido J. Neels	Director	September 8, 2021

/s/ Guy P. Nohra Guy P. Nohra	Director	September 8, 2021

/s/ David J. Parker David J. Parker	Director	September 8, 2021

Signature	Title	Date

/s/ Susan M. Stalnecker Susan M. Stalnecker	Director	September 8, 2021

/s/ Martin P. Sutter Martin P. Sutter	Director	September 8, 2021

/s/ Mary Kay Ladone	Director	September 8, 2021
Mary Kay Ladone